Filed Pursuant to Rule 424(b)(3)
Registration No. 333-215069

Joint Proxy Statement/Prospectus For 2,241,155 Shares of

Standard Financial Corp. Common Stock

Merger Proposal—Your Vote Is Very Important

To the Shareholders of Standard Financial Corp. and Allegheny Valley Bancorp, Inc.:

The boards of directors of Standard Financial Corp. (“Standard”) and Allegheny Valley Bancorp, Inc. (“Allegheny”) have each unanimously approved a merger of equals through the merger of Allegheny with and into Standard. Pursuant to the terms of the Agreement and Plan of Merger (“merger agreement”), dated as of August 29, 2016, Allegheny will merge with and into Standard (the “merger”), and Allegheny Valley Bank of Pittsburgh, the wholly-owned subsidiary of Allegheny will merge with and into Standard Bank, PaSB (“Standard Bank”), the wholly-owned subsidiary of Standard. The resulting company will be named “Standard AVB Financial Corp.” and the resulting bank will be named “Standard Bank.”

Allegheny shareholders will receive 2.083 shares of Standard common stock for each share of Allegheny common stock they own at the effective time of the merger, subject to adjustment in accordance with the merger agreement. Specifically, if, as of the determination date, as defined in the merger agreement, (i) the Standard common stock declines to less than $19.80, and (ii) also underperforms the KBW Nasdaq Bank Index by 20% or more, and Allegheny elects to exercise its termination right, then Standard may elect to increase the exchange ratio so that the revised value of Standard common stock to be received by Allegheny shareholders is equal to the value Allegheny shareholders would have received if the Standard common stock price was $19.80. This increase to the exchange ratio would compensate Allegheny shareholders for the decrease in Standard’s common stock referenced above. The exchange ratio will also be appropriately adjusted if there is a stock dividend, stock split, reverse stock split, common stock reclassification, or other similar event regarding Standard common stock before completion of the merger. Allegheny shareholders also will receive cash instead of any fractional shares they would have otherwise received in the merger. Standard estimates that it will issue approximately 2,241,155 shares of Standard common stock, $0.01 par value per share, in the merger. Immediately following the merger, former Standard shareholders are expected to own approximately 54% of Standard common stock and former Allegheny shareholders are expected to own approximately 46% of Standard common stock.

Standard common stock is quoted on the OTCQX market place maintained by OTC Market Groups, Inc. under the symbol “STND.” On January 13, 2017, the closing price of Standard common stock was $25.65. The price of Standard common stock will fluctuate between now and the closing of the merger. Allegheny is quoted on the OTCQX market place maintained by OTC Market Groups, Inc. under the symbol “AVLY.” On January 13, 2017, the closing price of Allegheny common stock was $53.79. The price of Allegheny common stock will fluctuate between now and the closing of the merger. You are urged to obtain current market quotations for both Standard and Allegheny common stock.

Standard will hold a special meeting of its shareholders to vote on the approval and adoption of the merger agreement on March 24, 2017, at 10:00 a.m. at the Doubletree by Hilton Hotel Pittsburgh/Monroeville Convention Center, 101 Mall Blvd., Monroeville, Pennsylvania 15146. Allegheny will hold a special meeting of its shareholders to vote on the approval and adoption of the merger agreement on March 24, 2017, at 10:00 a.m. at Comfort Inn & Suites, R.I.D.C. Park, 180 Gamma Drive, Pittsburgh, Pennsylvania 15238. The merger cannot be completed unless the holders of at least a majority of the outstanding shares of Standard common stock entitled to vote at the Standard special meeting of shareholders approve and adopt the merger agreement and the merger agreement is approved and adopted by the affirmative vote of the holders of at least 70% of the outstanding shares of Allegheny common stock.

Allegheny shareholders have the right under Pennsylvania law to dissent from the merger and to demand and receive a cash payment of a statutorily determined “fair value” of their Allegheny common stock in the event that the merger is consummated. The statutorily determined “fair value” could be more or less than the value of the merger consideration. For more information regarding dissenters’ rights, refer to “Q: Do I have the right to dissent from the merger?” on page 4 and “Proposal 1: The Merger—Rights of Dissenting Shareholders” beginning on page 81.

Each of the Standard and Allegheny board of directors unanimously recommends that you vote “FOR” the approval and adoption of the merger agreement. All shareholders of Standard and Allegheny are invited to attend their respective special meeting in person. However, whether or not you plan to attend the special meeting, please take the time to ensure your shares are voted by submitting a proxy, either by following the instructions for Internet or telephone submission or by mailing the enclosed proxy card.

Neither the Securities and Exchange Commission, nor any bank regulatory agency, nor any state securities commission has approved or disapproved of these securities or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of Standard common stock offered are not savings or deposit accounts or other obligations of either party or any of their banking or other subsidiaries, and they are not insured by any federal or state governmental agency.

Investing in Standard common stock involves risks that are described in “Risk Factors” beginning on page 21.

This joint proxy statement/prospectus is dated February 1, 2017, and is first being mailed to shareholders of Standard and Allegheny on or about February 3, 2017.

Standard Financial Corp.

2640 Monroeville Boulevard

Monroeville, Pennsylvania 15146

Notice of Special Meeting of Shareholders

NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Standard Financial Corp. will be held at 10:00 a.m., local time, on March 24, 2017 at the Doubletree by Hilton Hotel Pittsburgh/Monroeville Convention Center, 101 Mall Blvd., Monroeville, Pennsylvania 15146, for the following purposes:

1.	To approve and adopt the Agreement and Plan of Merger, dated as of August 29, 2016, by and between Standard Financial Corp. and Allegheny Valley Bancorp, Inc., which provides, among other things, for the merger of Allegheny with and into Standard, and the conversion of each share of Allegheny common stock immediately outstanding prior to the merger into 2.083 shares of Standard common stock, all as described in the accompanying documents, and the transactions in connection therewith;

2.	To approve an amendment to revise Article 1 of Standard’s Articles of Incorporation to state that the name of the surviving corporation will be “Standard AVB Financial Corp.”;

3.	To approve an amendment to Standard’s Articles of Incorporation to include Article 14, paragraph 1, which requires a supermajority vote of the surviving corporation’s board of directors to approve a merger transaction. Specifically, from the closing date of the merger and for the two years following the closing of the merger, 75% of the full board of directors would be required to approve a merger transaction. For the three years following the second anniversary of the closing of the merger, 66 2/3% of the full board of directors would be required to approve a merger transaction;

4.	To approve an amendment to Standard’s Articles of Incorporation to include Article 14, paragraph 2, which requires a supermajority vote of the surviving corporation’s board of directors to approve the removal of a board member. Specifically, from the closing date of the merger and for the two years following the closing of the merger, 75% of the full board of directors would be required to approve the removal of a board member. For the three years following the second anniversary of the closing of the merger, 66 2/3% of the full board of directors would be required to approve the removal of a board member;

5.	To approve an amendment to Standard’s Articles of Incorporation to include Article 14, paragraph 3, which requires a supermajority vote of the surviving corporation’s board of directors to approve the repeal, alteration, or amendment of Article 14 of Standard’s Articles of Incorporation. Specifically, from the closing date of the merger and for the two years following the closing of the merger, 75% of the full board of directors would be required to approve the repeal, alteration or amendment of Article 14 of Standard’s Articles of Incorporation. For the three years following the second anniversary of the closing of the merger, 66 2/3% of the full board of directors would be required to approve the repeal, alteration or amendment of Article 14 of Standard’s Articles of Incorporation;

6.	To consider and vote upon a proposal to adjourn or postpone the special meeting of shareholders, if more time is needed, to allow Standard time to solicit additional votes in favor of the merger agreement and the amendment to the articles of incorporation; and

7.	To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The Standard board of directors unanimously recommends that you vote “FOR” the approval and adoption of the Agreement and Plan of Merger, “FOR” the approval and adoption of the amendments to the articles of incorporation, and “FOR” the approval of the proposal granting the Standard board of directors discretionary authority to adjourn or postpone the special meeting, if necessary, as described in detail in the accompanying joint proxy statement/prospectus.

The Standard board of directors has fixed the close of business on January 13, 2017, as the record date for determining shareholders entitled to notice of, and to vote at, the Standard special meeting of shareholders and any adjournment or postponement of the special meeting.

Your vote is important regardless of the number of shares you own. Standard cannot complete the merger unless the merger agreement is approved and adopted by the affirmative vote of the holders of at least a majority of the outstanding shares of Standard common stock entitled to vote on the merger agreement. If a Standard shareholder does not vote by proxy or by attending the Standard special meeting of shareholders and voting in person, it will have the same effect as voting against the merger.

Whether or not you plan to attend the special meeting, the Standard board of directors urges you to submit your proxy as soon as possible, either by following the internet and telephone instructions included in the attached materials or completing, signing, dating and returning the enclosed proxy in the enclosed postage-paid envelope. Submitting your proxy will not prevent you from voting in person at the special meeting, but it will assure that your vote is counted if you are unable to attend. If you are a shareholder whose shares are registered in street name, you will need to follow the instructions provided by your broker, and you will need additional documentation from your broker in order to vote in person at the special meeting.

By Order of the Board of Directors,

Timothy K. Zimmerman
President and Chief Executive Officer

Monroeville, Pennsylvania

February 3, 2017

Allegheny Valley Bancorp, Inc.

5137 Butler Street

Pittsburgh, Pennsylvania 15201

Notice of Special Meeting of Shareholders

NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Allegheny Valley Bancorp, Inc. will be held at 10:00 a.m., local time, on March 24, 2017 at Comfort Inn & Suites, R.I.D.C. Park, 180 Gamma Drive, Pittsburgh, Pennsylvania 15238, for the following purposes:

1.	To approve and adopt the Agreement and Plan of Merger, dated as of August 29, 2016, by and between Standard Financial Corp. and Allegheny Valley Bancorp, Inc., which provides, among other things, for the merger of Allegheny with and into Standard, and the conversion of each share of Allegheny common stock immediately outstanding prior to the merger into 2.083 shares of Standard common stock, all as described in the accompanying documents, and the transactions in connection therewith;

2.	To approve, on an advisory (non-binding) basis, the golden parachute compensation payable to the named executive officers of Allegheny that is based on or related to the proposed merger;

3.	To consider and vote upon a proposal to adjourn or postpone the special meeting of shareholders, if more time is needed, to allow Allegheny to solicit additional votes in favor of the merger agreement;

4.	To approve, on an advisory (non-binding) basis, an amendment to revise Article 1 of Standard’s Articles of Incorporation to state that the name of the surviving corporation will be “Standard AVB Financial Corp.”;

5.	To approve, on an advisory (non-binding) basis, an amendment to Standard’s Articles of Incorporation to include Article 14, paragraph 1, which requires a supermajority vote of the surviving corporation’s board of directors to approve a merger transaction. Specifically, from the closing date of the merger and for the two years following the closing of the merger, 75% of the full board of directors would be required to approve a merger transaction. For the three years following the second anniversary of the closing of the merger, 66 2/3% of the full board of directors would be required to approve a merger transaction;

6.	To approve, on an advisory (non-binding) basis, an amendment to Standard’s Articles of Incorporation to include Article 14, paragraph 2, which requires a supermajority vote of the surviving corporation’s board of directors to approve the removal of a board member. Specifically, from the closing date of the merger and for the two years following the closing of the merger, 75% of the full board of directors would be required to approve the removal of a board member. For the three years following the second anniversary of the closing of the merger, 66 2/3% of the full board of directors would be required to approve the removal of a board member;

7.	To approve, on an advisory (non-binding) basis, an amendment to Standard’s Articles of Incorporation to include Article 14, paragraph 3, which requires a supermajority vote of the surviving corporation’s board of directors to approve the repeal, alteration, or amendment of Article 14 of Standard’s Articles of Incorporation. Specifically, from the closing date of the merger and for the two years following the closing of the merger, 75% of the full board of directors would be required to approve the repeal, alteration or amendment of Article 14 of Standard’s Articles of Incorporation. For the three years following the second anniversary of the closing of the merger, 66 2/3% of the full board of directors would be required to approve the repeal, alteration or amendment of Article 14 of Standard’s Articles of Incorporation; and

8.	To transact such other business as may properly come before the special meeting or any adjournment or postponement thereof.

The Allegheny board of directors unanimously recommends that you vote “FOR” the proposal to approve and adopt the Agreement and Plan of Merger, “FOR” the proposal to approve, on an advisory (non-binding) basis, the golden parachute compensation payable to the named executive officers of Allegheny that is based on or related to the proposed merger, “FOR” the proposals to approve, on an advisory (non-binding) basis, the amendments to Standard’s articles of incorporation, and “FOR” the approval of the proposal to adjourn or postpone the special meeting, if necessary, as described in detail in the accompanying joint proxy statement/prospectus.

Shareholders of record of the Allegheny common stock of at the close of business on January 13, 2017 are entitled to vote at the Allegheny special meeting and any adjournment or postponement of the special meeting.

Your vote is important regardless of the number of shares you own. Allegheny cannot complete the merger unless the merger agreement is approved and adopted by the affirmative vote of the holders of at least 70% of the outstanding shares of Allegheny common stock. If an Allegheny shareholder does not vote by proxy or by attending the Allegheny special meeting of shareholders and voting in person, it will have the same effect as voting against the merger.

Whether or not you plan to attend the special meeting, the Allegheny board of directors urges you to submit your proxy as soon as possible, either by following the internet and telephone instructions included in the attached materials or by completing, signing, dating, and returning the enclosed proxy in the enclosed postage-paid envelope. Submitting your proxy will not prevent you from voting in person at the special meeting, but it will assure that your vote is counted if you are unable to attend. If you are a shareholder whose shares are registered in street name, you will need to follow the instructions provided by your broker, and you will need additional documentation from your broker in order to vote in person at the special meeting.

By Order of the Board of Directors,

Andrew W. Hasley
President and Chief Executive Officer

Pittsburgh, Pennsylvania

February 3, 2017

Questions and Answers about the Merger	1

Summary	7

Selected Unaudited Pro Forma Combined Financial Data	16

Comparative Pro Forma Per Share Data	20

Risk Factors	21

The Standard Special Meeting of Shareholders	28

The Allegheny Special Meeting of Shareholders	31

Proposal 1: The Merger	35

DESCRIPTION OF STANDARD	83

DESCRIPTION OF ALLEGHENY	127

Description of Standard Capital Securities	150

Comparison of Shareholders’ Rights	153

Standard ProposalS 2 through 5: Amendments to Standard’s Articles of Incorporation to Change the Corporate Name and add new article 14	162

Allegheny Proposal 2: Advisory (Non-Binding) Vote on Golden Parachute Compensation	164

Allegheny Proposal 3 and Standard Proposal 6: Adjournment or Postponement of Special Meeting	165

Allegheny proposalS 4 through 7: Advisory (Non-Binding) vote regarding certain amendments to standard’s articles of incorporation to change the corporate name and add new article 14	166

Experts	167

Legal Matters	167

Where You Can Find More Information	168

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF STANDARD FINANCIAL CORP. AND SUBSIDIARIES	169

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF ALLEGHENY VALLEY BANCORP, INC. AND SUBSIDIARIES	169

CONSOLIDATED FINANCIAL STATEMENTS OF STANDARD FINANCIAL CORP. AND SUBSIDIARIES	F-1

CONSOLIDATED FINANCIAL STATEMENTS OF ALLEGHENY VALLEY BANCORP, INC. AND SUBSIDIARIES	F-48

Questions and Answers about the Merger

Q:	Why am I receiving this document?

A:	You are receiving this document because the boards of directors of Standard and Allegheny have each unanimously approved a merger of equals through the merger of Allegheny with and into Standard. Standard and Allegheny signed an Agreement and Plan of Merger, dated as of August 29, 2016 which provides, among other things, for the merger of Allegheny with and into Standard, and the conversion of each share of Allegheny common stock outstanding immediately prior to the consummation of the merger into 2.083 shares of Standard common stock and cash instead of any fractional share an Allegheny shareholder would otherwise receive in the merger.

Q:	What is the purpose of this document?

A:	This document serves as both a proxy statement of Standard and Allegheny and a prospectus of Standard. This document serves as a proxy statement because the Standard and Allegheny boards of directors are soliciting your proxy for use at the Standard and Allegheny special meetings of shareholders called to consider and vote on the merger agreement. This document serves as a prospectus because Standard is offering shareholders of Allegheny to exchange their shares of Allegheny common stock for shares of Standard common stock in the merger.

Q:	What items of business will Standard and Allegheny ask shareholders to consider at the special meetings?

A:	At the Standard special meeting, shareholders are asked to vote in favor of approval and adoption of the merger agreement with Allegheny. In addition, shareholders will be asked to vote in favor of several amendments to the articles of incorporation and to vote in favor of a proposal to adjourn or postpone Standard’s special meeting, if necessary, to solicit additional proxies if Standard has not received sufficient votes to approve and adopt the merger agreement at the time of the special meeting.

At the Allegheny special meeting, shareholders are asked to vote in favor of approval and adoption of the merger agreement with Standard. In addition, shareholders will be asked to cast an advisory (non-binding) vote on the “golden parachute” compensation, that is compensation based on or related to the proposed merger, payable to the named executive officers of Allegheny in connection with the merger, vote in favor of a proposal to adjourn or postpone Allegheny’s special meeting, if necessary, to solicit additional proxies if Allegheny has not received sufficient votes to approve and adopt the merger agreement at the time of its special meeting and to cast an advisory (non-binding) vote on several amendments to the Standard articles of incorporation, as Allegheny shareholders will become Standard shareholders upon the completion of the merger.

Q:	Why are Standard and Allegheny proposing to merge?

A:	The boards of directors of Standard and Allegheny believe that a merger of equals of the two companies will create a stronger entity than either Standard or Allegheny is likely to be independently. Standard and Allegheny are each Pittsburgh area banking franchises that share a complimentary vision and mission statements. The merger is expected to leverage the strengths of each institution and result in economies of scale that will create shareholder value. Each board of directors believes that the merger will provide an opportunity for the combined company to capitalize on the combined resources in the short term and strengthen their prospects for continued growth over the long term. Furthermore, since the two companies serve markets that are geographically complementary to the other, the combined entity will have a more diverse market concentration than either of the two companies on their own. The merger also involves certain risks, which are described under “Risk Factors” beginning on page 21.

Q:	WILL STANDARD AND ALLEGHENY CHANGE THEIR NAMES AFTER THE MERGER?

A:	Following the effective time of the merger, Allegheny will merge with and into Standard. The resulting company will be named “Standard AVB Financial Corp.”

Q:	Will Standard Bank and Allegheny Valley Bank of Pittsburgh change their names after the merger?

A:	Following the effective time of the merger of Allegheny with and into Standard, Allegheny Valley Bank of Pittsburgh will merge with and into Standard Bank, and the resulting bank will be named Standard Bank.

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Q:	What do the Standard and Allegheny boards of directors recommend?

A:	The Standard and Allegheny boards of directors have approved the merger agreement and the merger, and each believes that the merger is in the best interests of Standard and Allegheny. Accordingly, the Standard board of directors unanimously recommends that their shareholders vote “FOR” the approval and adoption of the merger agreement and the merger, “FOR” the approval and adoption of each of the amendments to the articles of incorporation, and “FOR” the approval of the proposal to adjourn or postpone the special meeting, if necessary.

The Allegheny board of directors unanimously recommends that you vote “FOR” the proposal to approve and adopt the merger agreement, “FOR” the proposal to approve, on an advisory (non-binding) basis, the golden parachute compensation payable to the named executive officers of Allegheny that is based on or related to the proposed merger, “FOR” the approval of the proposal to adjourn or postpone the special meeting, if necessary, and “FOR” the proposal to approve, on an advisory (non-binding) basis, each of the amendments to Standard’s articles of incorporation.

Q:	When do Standard and Allegheny expect to complete the merger?

A:	Standard and Allegheny expect to complete the merger shortly after all of the conditions to the merger are fulfilled, including obtaining the approval of Standard shareholders, the approval of Allegheny shareholders, and the approval of the applicable regulatory agencies. Standard has received all requisite regulatory approvals. Standard and Allegheny anticipate the closing of the merger will occur early in the second quarter of 2017. Standard and Allegheny cannot assure you that they will obtain the necessary shareholder approvals or that the other conditions precedent to the merger can or will be satisfied.

Q:	What will Allegheny shareholders receive in the merger?

A:	Holders of Allegheny common stock will receive 2.083 shares of Standard common stock for every share of Allegheny common stock they own at the effective time of the merger and will receive cash instead of any fractional share they would have otherwise received in the merger. The exchange ratio is subject to adjustment as discussed in greater detail under “Proposal 1: The Merger” beginning on page 35. Specifically, if, as of the determination date, as defined in the merger agreement, (i) the Standard common stock declines to less than $19.80, and (ii) also underperforms the KBW Nasdaq Bank Index by 20% or more, and Allegheny elects to exercise its termination right, then Standard may elect to increase the exchange ratio so that the revised value of Standard common stock to be received by Allegheny shareholders is equal to the value Allegheny shareholders would have received if the Standard common stock price was $19.80. This increase to the exchange ratio would compensate Allegheny shareholders for the decrease in Standard’s common stock referenced above. The exchange ratio will also be appropriately adjusted if there is a stock dividend, stock split, reverse stock split, common stock reclassification, or other similar event regarding Standard common stock before completion of the merger.

Q:	Why is Standard proposing to amend its articles of incorporation?

A:	As a required closing condition to the merger, Standard must amend its articles of incorporation to include Article 14 “Other Corporate Governance Matters”, which provides as follows:

Paragraph 1 provides that, for a period of two years following the completion of the merger, the board of directors of the surviving corporation must have at least 75% approval of the full board to engage in a merger transaction. Thereafter, from the second anniversary of the Standard and Allegheny merger and for a period of three years, the board of directors of the surviving corporation must have at least 66 2/3% approval of the full board to engage in a merger transaction.

Paragraph 2 provides that, for a period of two years following the completion of the merger, the board of directors of the surviving corporation must have at least 75% approval of the full board to remove a director from the board. Thereafter, from the second anniversary of the Standard and Allegheny merger and for a period of three years, the board of directors of the surviving corporation must have at least 66 2/3% approval of the full board to remove a director from the board.

Paragraph 3 provides that, for a period of two years following the completion of the merger, the board of directors of the surviving corporation must have at least 75% approval of the full board to repeal, alter or amend Article 14 of the articles of incorporation. Thereafter, from the second anniversary of the Standard and Allegheny merger and for a period of three years, the board of directors of the surviving corporation must have at least 66 2/3% approval of the full board to repeal, alter or amend Article 14 of the articles of incorporation.

In addition to the inclusion of new Article 14, Standard is proposing to amend Article 1 to the articles of incorporation so that the name of the surviving corporation will be “Standard AVB Financial Corp.”

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Each of these amendments to the Standard articles of incorporation requires the approval of Standard’s shareholders. Approval of Proposals 2 through 5 by Standard’s shareholders is a condition that must be satisfied in order to require Allegheny to complete the merger. While Allegheny may also waive this condition to closing if all or some of Proposals 2 through 5 are not approved by Standard’s shareholders, it is not required to do so. Therefore, failure by Standard’s shareholders to approve Proposals 2 through 5 may lead to the termination of the merger agreement and merger. These amendments will become effective only upon the completion of the merger and the approval of such amendments by Standard’s shareholders is a condition to closing the merger.

Q:	Why ARE ALLEGHENY SHAREHOLDERS being asked to cast an advisory (non-binding) vote to approve the golden parachute compensation payable to certain officers OF ALLEGHENY in connection with the merger?

A:	The SEC, in accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, adopted rules that require the companies to seek an advisory (non-binding) vote with respect to certain payments that will or may be made to Allegheny’s named executive officers in connection with the merger.

Currently, the only merger-related compensation Allegheny’s named executive officers will receive in connection with the merger is the vesting of previously awarded restricted shares. The vesting is required under the Allegheny restricted stock plan that was previously approved by Allegheny’s shareholders, since the merger constitutes a change in control under the restricted stock plan. In connection with the merger agreement, each of the named executive officers entered into an amendment to their employment and change in control agreements, as applicable. The amendments provide that the merger will not constitute a change in control and the executive will not be entitled to any payment under the agreement, except the executive will be entitled to a severance payment if the executive is terminated without cause (as defined in the agreement) within two years (three years for Mr. Hasley) following the merger date. The named executive officers entered into the amendments to waive any payments to which they would otherwise be entitled upon a change in control in order to facilitate the merger and based on their belief in the potential success of the future combined company. See “Allegheny Proposal 2: Advisory (Non-Binding) Vote on Golden Parachute Compensation,” beginning on page 164.

Q:	What will happen if ALLEGHENY’S shareholders do not approve the golden parachute compensation at allegheny’s special meeting?

A:	Approval of the golden parachute compensation payable in connection with the merger is not a condition for the completion of the merger. The votes with respect to the golden parachute compensation are advisory and will not be binding on Allegheny (or the combined company that results from the merger) regardless of whether the merger agreement is approved and adopted. Accordingly, as the compensation to be paid to certain of the executives in connection with the merger is contractual, such compensation will or may be payable if the merger is completed regardless of the outcome of the advisory votes. See “Allegheny Proposal 2: Advisory (Non-Binding) Vote on Golden Parachute Compensation,” beginning on page 164.

Q:	WHY ARE ALLEGHENY SHAREHOLDERS BEING ASKED TO CAST AN ADVISORY (NON-BINDING) VOTE TO APPROVE THE AMENDMENTS TO STANDARD’S ARTICLES OF INCORPORATION?

A:	As a required closing condition to the merger, Standard must amend its articles of incorporation to include Article 14 “Other Corporate Governance Matters”, which provides as follows:

Paragraph 1 provides that, for a period of two years following the completion of the merger, the board of directors of the surviving corporation must have at least 75% approval of the full board to engage in a merger transaction. Thereafter, from the second anniversary of the Standard and Allegheny merger and for a period of three years, the board of directors of the surviving corporation must have at least 66 2/3% approval of the full board to engage in a merger transaction.

Paragraph 2 provides that, for a period of two years following the completion of the merger, the board of directors of the surviving corporation must have at least 75% approval of the full board to remove a director from the board. Thereafter, from the second anniversary of the Standard and Allegheny merger and for a period of three years, the board of directors of the surviving corporation must have at least 66 2/3% approval of the full board to remove a director from the board.

Paragraph 3 provides that, for a period of two years following the completion of the merger, the board of directors of the surviving corporation must have at least 75% approval of the full board to repeal, alter or amend Article 14 of the articles of incorporation. Thereafter, from the second anniversary of the Standard and Allegheny merger and for a period of three years, the board of directors of the surviving corporation must have at least 66 2/3% approval of the full board to repeal, alter or amend Article 14 of the articles of incorporation.

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The supermajority requirements of Article 14 with respect to material transactions, board member removal from the combined board and amendment of the articles of incorporation were introduced to ensure continuity and cohesiveness of the combined board and to foster cooperation in the years following the closing of the merger transaction. Article 14 was deemed by Allegheny to be an essential facet of the merger agreement and merger.

In addition to the inclusion of new Article 14, Standard is proposing to amend Article 1 to the articles of incorporation so that the name of the surviving corporation will be “Standard AVB Financial Corp.” The new name is intended to provide shareholders with a sense of continuity and familiarity while preserving part of the historical significance of each company.

As each shareholder of Allegheny will become a shareholder of Standard upon completion of the merger transaction, the Standard and Allegheny boards are seeking input from Allegheny’s shareholders on the several amendments to Standard’s articles of incorporation. See "Allegheny Proposals 4 through 7: Advisory (Non-Binding) Vote Regarding Certain Amendments to Standard’s Articles of Incorporation to Change the Corporate Name and Add New Article 14" beginning on page 166.

For more information on the existing rights of Allegheny shareholders and their post-merger rights as shareholders of Standard, please see “Comparison of Shareholders Rights” beginning on page 153, and more specifically the effect of the proposed amendments to Article 14 of Standard’s articles of incorporation on those post-merger rights see “Comparison of Shareholders Rights — Removal of Directors”, “—Fundamental Changes to Corporation”, and “—Amendment of Articles of Incorporation”.

Q:	WHAT WILL HAPPEN IF ALLEGHENY’S SHAREHOLDERS DO NOT APPROVE THE AMENDMENTS TO STANDARD’S ARTICLES OF INCORPORATION?

Approval by Allegheny’s shareholders of the amendments to Standard’s articles of incorporation is not a condition to completion of the merger. The votes by Allegheny shareholders with respect to the amendments to the articles of incorporation are advisory and will not be binding on Allegheny or Standard (or the combined company that results from the merger). If Standard’s shareholders approve the amendments to the articles of incorporation, such amendments will be effective upon completion of the merger transaction. See “Allegheny Proposals 4 through 7: Advisory (Non-Binding) Vote Regarding Certain Amendments to Standard’s Articles of Incorporation to Change the Corporate Name and Add New Article 14” beginning on page 166.

Q:	Are there regulatory or other conditions to the merger occurring?

A:	Yes. The merger must be approved by the Board of Governors of the Federal Reserve System (“Federal Reserve Board”), the Federal Deposit Insurance Corporation (“FDIC”) and the Pennsylvania Department of Banking and Securities (“Pennsylvania Department of Banking”). As of the date of this joint proxy statement/prospectus, Standard has received the requisite regulatory approvals with respect to the transaction.

Furthermore, the merger will only be completed if neither Standard nor Allegheny is in material breach of any of its representations, warranties, or obligations under the merger agreement. The merger is also subject to the condition that Standard and Allegheny each receive an opinion from their respective counsel that the merger will be treated as a tax free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (“the Code”). The merger is also subject to certain other specified conditions. See “Proposal 1: The Merger—Terms of the Merger—Conditions to Merger,” beginning at page 69.

Q:	What vote is required to approve the merger?

A:	Both Standard shareholders and Allegheny shareholders must approve and adopt the merger agreement in accordance with each of its articles of incorporation and bylaws. The affirmative vote of the holders of at least a majority of the outstanding shares of Standard common stock on the record date is necessary to approve and adopt the merger agreement. The affirmative vote of the holders of at least 70% of the outstanding shares of Allegheny common stock on the record date is necessary to approve and adopt the merger agreement.

Q:	Do I have the right to dissent from the merger?

A:	Only Allegheny shareholders have the right under Pennsylvania law to dissent from the merger and to demand and receive a cash payment of the statutorily determined “fair value” of their Allegheny common stock in the event that the merger is consummated. The statutorily determined “fair value” could be more or less than the value of the merger consideration. In order to assert dissenters’ rights, Allegheny shareholders must precisely follow the process described in “Proposal 1: The

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Merger—Rights of Dissenting Shareholders” beginning on page 81 and in Annex D.

Generally, Allegheny shareholders who wish to dissent must:

1.	File with Allegheny a written notice of their intention to demand that they be paid the fair value for their shares of Allegheny common stock rather than receive shares of Standard common stock as described in the merger agreement prior to the vote of shareholders on the merger at the Allegheny special meeting called for such purpose.

2.	The dissenting shareholders must effect no change in the beneficial ownership of their Allegheny common stock from the date of the filing of the intention to demand payment through the effective time of the merger if the shareholders approve and adopt the merger and the merger agreement.

3.	Dissenting shareholders also must vote against the merger, abstain from voting for the merger or not vote their Allegheny common stock at the special meeting called for such purpose.

You also are encouraged to consult with your own legal advisor as to your dissenters’ rights under Pennsylvania law. Failure to strictly comply with these procedures will result in the loss of these dissenters’ rights and your ability to receive cash for the fair value of your common stock of Allegheny.

Q:	What do I need to do now?

A:	After you have carefully read these materials, you can submit your proxy by following the internet or telephone instructions included in the following materials and on your proxy card. Alternatively, indicate on the enclosed proxy card how you want to vote your shares of either Standard or Allegheny. Then sign, date, and mail the proxy card in the enclosed postage-paid envelope as soon as possible so your shares will be represented and voted at either the Standard or Allegheny special meeting.

Q:	Should Allegheny shareholders send in their stock certificates now?

A:	No. Allegheny shareholders should not send in their stock certificates at this time. Allegheny shareholders will receive instructions from the exchange agent in the future. Standard shareholders will not need to exchange their certificates. See “Proposal 1—The Merger—Terms of the Merger—Exchange Procedures” on page 63.

Please do not send any stock certificates to Standard, Allegheny, or the exchange agent until you receive instructions.

Q:	Can I change my vote after I have submitted my proxy?

A:	Yes. There are three ways for you to revoke your proxy and change your vote:

1.	You may submit a later dated proxy before Standard’s or Allegheny’s special meeting, as either relates to you.

2.	You may revoke your proxy by written notice delivered at any time prior to the vote on the merger including delivery at the special meeting of shareholders. Standard shareholders should deliver this notice to the Corporate Secretary, and Allegheny shareholders should deliver this notice to the Corporate Secretary.

3.	You may attend the Standard or Allegheny special meeting and vote in person. If you have instructed a broker to vote your shares, you must follow directions received from your broker to change your vote.

Q:	What are the material U.S. federal income tax consequences of the merger to Allegheny shareholders?

A:	The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and the holders of Allegheny common stock generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of shares of Allegheny common stock for shares of Standard common stock in the merger, except with respect to any cash received in lieu of fractional shares. This tax treatment may not apply to all Allegheny shareholders.

It is a condition to the closing of the merger that Standard receive the opinion of its special counsel, Luse Gorman, PC, and that Allegheny receive the opinion of its special counsel, Bybel Rutledge LLP, substantially to the effect that, on the basis of facts, representations, and assumptions set forth or referred to in that opinion (including factual representations contained in certificates of officers of Standard and Allegheny), the merger will be treated as a reorganization within the meaning of

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Section 368(a) of the Code. The condition is waivable, and in such case, Standard and Allegheny will undertake to recirculate and resolicit if the condition is waived by either party and the change in the tax consequences is material.

Standard and Allegheny urge you to consult your tax advisor for a full understanding of the tax consequences of the merger to you. Tax matters are very complicated and, in many cases, tax consequences of the merger will depend on your particular facts and circumstances. See “Proposal 1—The Merger—Material U.S. Federal Income Tax Consequences,” beginning at page 79.

Q:	What happens if my stock certificates are held in “street name” by my broker, bank, or other nominee?

A:	Your broker, bank, or other nominee will not vote your shares unless you provide instructions to your broker, bank, or other nominee on how to vote. You should fill out the voter instruction form sent to you by your broker, bank, or other nominee with this document.

Q:	Whom should I call with questions or to obtain additional copies of this document?

A:	If you have questions about your special meeting of shareholders or if you need additional copies of this document, you should contact:

For Standard Shareholders:	For Allegheny Shareholders:

You may contact either of the following:

Timothy K. Zimmerman

President and Chief Executive Officer; or

Susan A. Parente,

Senior Vice President and Chief Financial Officer

Standard Financial Corp.

2640 Monroeville Boulevard

Monroeville, Pennsylvania 15146

(412) 856-0363

You may contact any one of the following:

Andrew W. Hasley

President and Chief Executive Officer; or

Jason W. Ross

Executive Vice President, Chief Financial Officer and Chief Operating Officer and Treasurer; or

Susan M. DeLuca

Senior Vice President, Risk Management

Allegheny Valley Bancorp, Inc.

5137 Butler Street

Pittsburgh, PA 15201

(412) 781-0318

In addition, you may also contact Laurel Hill Advisory Group, LLC, Standard’s and Allegheny’s proxy solicitor at the following address and telephone number:

2 Robbins Lane, Suite 201

Jericho, New York 11753

Banks and Brokers Call (516) 933-3100

All Others Call Toll-Free (888) 742-1305

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Summary

This summary highlights selected information from this document. It does not contain all of the information that may be important to you. You should carefully read this entire document and the other documents referred to in this document before you decide how to vote. Together these documents will give you a more complete description of the proposed transaction. Page references are included in this summary to direct you to more thorough descriptions of the topics provided elsewhere in these materials.

The Special Meetings of Shareholders

Standard special meeting of shareholders to be held March 24, 2017 (see page 28).

Standard will hold a special meeting of shareholders on March 24, 2017, at 10:00 a.m., local time, at the Doubletree by Hilton Hotel Pittsburgh/Monroeville Convention Center, 101 Mall Blvd., Monroeville, Pennsylvania 15146.

Allegheny special meeting of shareholders to be held March 24, 2017 (see page 31).

Allegheny will hold a special meeting of shareholders on March 24, 2017, at 10:00 a.m., local time, at Comfort Inn & Suites, R.I.D.C. Park, 180 Gamma Drive, Pittsburgh, Pennsylvania 15238.

Standard record date set at January 13, 2017; one vote per share of Standard common stock (see page 28).

If you owned shares of Standard common stock at the close of business on January 13, 2017, you are entitled to notice of, and to vote at, the special meeting of shareholders. You will have one vote at the special meeting for each share of Standard common stock you owned on January 13, 2017. On January 13, 2017, there were 2,606,725 shares of Standard common stock outstanding.

Allegheny record date set at January 13, 2017; one vote per share of Allegheny common stock (see page 31).

If you owned shares of Allegheny common stock at the close of business on January 13, 2017, you are entitled to notice of, and to vote at, the special meeting of shareholders. You will have one vote at the special meeting for each share of Allegheny common stock you owned on January 13, 2017. On January 13, 2017, there were 1,034,168 shares of Allegheny common stock outstanding.

The Companies

Standard Financial Corp.

2640 Monroeville Boulevard

Monroeville, Pennsylvania 15146

(412) 856-0363

Standard Financial Corp., with assets of $495.2 million as of September 30, 2016, is the holding company for Standard Bank. Standard stock is quoted on the OTCQX market place under the symbol “STND.” For more information, visit Standard Bank website at www.standardbankpa.com. The information on Standard’s website is not incorporated into this joint proxy statement/prospectus.

Allegheny Valley Bancorp, Inc.

5137 Butler Street

Pittsburgh, PA 15201

(412) 781-0318

Allegheny Valley Bancorp, Inc., with assets of $444.7 million as of September 30, 2016, is the holding company for Allegheny Valley Bank of Pittsburgh. Allegheny stock is quoted on the OTCQX market place under the symbol “AVLY.” For more information, visit the Allegheny website at www.avbpgh.com. The information on Allegheny’s website is not incorporated into this joint proxy statement/prospectus.

Standard and Allegheny propose a merger of equals to be effected through the merger of Allegheny with and into Standard (see page 35).

The boards of directors of Standard and Allegheny have each unanimously approved a merger of equals through the merger of Allegheny with and into Standard. Under the terms of the merger agreement, Allegheny will merge with and into Standard, and will be renamed “Standard AVB Financial Corp.” Allegheny Valley Bank of Pittsburgh will merge with and into Standard Bank, and the

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resulting institution will be named “Standard Bank.” A copy of the merger agreement is attached to this document as Annex A and a copy of the plan of merger for the banks is attached as Exhibit 4 to the merger agreement.

The boards of directors of Standard and Allegheny are unanimously recommending a vote in favor of the merger and believe that a merger of the two companies will create a stronger and more efficient entity than either Standard or Allegheny is likely to be alone (see pages 44 and 57).

Both boards of directors of Standard and Allegheny are unanimously recommending its respective shareholders vote in favor of the merger. The boards of directors of Standard and Allegheny believe that a merger of the two companies will create a stronger entity than either Standard or Allegheny is likely to be independently. Standard and Allegheny are each Pittsburgh area banking franchises that share a complimentary vision and mission statement. The merger is expected to leverage the strengths of each institution and result in economies of scale that will create shareholder value. Each board of directors believes that the merger will provide an opportunity for the combined company to capitalize on the combined resources in the short term and strengthen their prospects for the continued growth over the long term. Furthermore, since the two companies serve markets that are geographically complementary to the other, the combined entity will have a more diverse market concentration than either of the two companies on their own. The merger also involves certain risks, which are described under “Risk Factors” beginning on page 21.

Allegheny shareholders will receive shares of Standard common stock (see page 63).

At the effective time of the merger, each outstanding share of Allegheny common stock will be converted into and become the right to receive 2.083 shares of Standard common stock, subject to adjustment in accordance with the merger agreement. Specifically, if, as of the determination date, as defined in the merger agreement, (i) Standard common stock declines to less than $19.80, and (ii) also underperforms the KBW Nasdaq Bank Index by 20% or more, and Allegheny elects to exercise its termination right, then Standard may elect to increase the exchange ratio so that the revised value of Standard common stock to be received by Allegheny shareholders is equal to the value Allegheny shareholders would have received if the Standard common stock price was $19.80. This increase to the exchange ratio would compensate Allegheny shareholders for the decrease in Standard’s common stock referenced above. The exchange ratio will also be appropriately adjusted if there is a stock dividend, stock split, reverse stock split, common stock reclassification, or other similar event regarding Standard common stock before completion of the merger. Standard will not issue fractional shares of its common stock as part of the merger and will instead pay cash for any fractional share of common stock a shareholder of Allegheny would have otherwise received in the merger.

The board of directors of Standard has received an opinion from Standard’s financial advisor regarding the exchange ratio (see page 44).

In connection with the merger, the board of directors of Standard received a written opinion, dated August 29, 2016, from Standard’s financial advisor, Keefe, Bruyette & Woods, Inc. (“KBW”), as to the fairness, from a financial point of view, and as of the date of such opinion, of the exchange ratio Standard. The full text of the opinion of KBW is included in this document as Annex B. Standard encourages you to read this opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered, and limitations of the review undertaken by KBW. The opinion of KBW is directed to Standard’s board of directors and does not constitute a recommendation to you or any other shareholder as to how to vote with respect to the merger or any other matter relating to the proposed merger.

The board of directors of Allegheny has received an opinion from Allegheny’s financial advisor regarding the exchange ratio (see page 57).

In connection with the merger, the board of directors of Allegheny received a written opinion from Allegheny’s financial advisor, Boenning & Scattergood, Inc. (“Boenning”), as to the fairness of the exchange ratio, from a financial point of view, to the shareholders of Allegheny. The full text of the opinion of Boenning, dated as of August 29, 2016, is included in this document as Annex C. Allegheny encourages you to read this opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered, and limitations of the review undertaken by Boenning. The opinion of Boenning is directed to Allegheny’s board of directors and does not constitute a recommendation to you or any other shareholder as to how to vote with respect to the merger, the form of consideration to be received in the merger, or any other matter relating to the proposed merger.

Standard Shareholder Vote Required (see page 28).

Approval and Adoption of the Merger Agreement. The affirmative vote, in person or by proxy, of at least a majority of the outstanding shares of Standard common stock on the record date is required to approve and adopt the merger agreement.

Approval and Adoption of the Amendments to the Articles of Incorporation. The affirmative vote of a majority of the outstanding shares of Standard common stock is required to approve and adopt the amendments to Standard’s articles of incorporation to include Article 14 “Other Corporate Governance Matters”, which provides as follows:

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Paragraph 1 provides that, for a period of two years following the completion of the merger, the board of directors of the surviving corporation must have at least 75% approval of the full board to engage in a merger transaction. Thereafter, from the second anniversary of the Standard and Allegheny merger and for a period of three years, the board of directors of the surviving corporation must have at least 66 2/3% approval of the full board to engage in a merger transaction.

Paragraph 2 provides that, for a period of two years following the completion of the merger, the board of directors of the surviving corporation must have at least 75% approval of the full board to remove a director from the board. Thereafter, from the second anniversary of the Standard and Allegheny merger and for a period of three years, the board of directors of the surviving corporation must have at least 66 2/3% approval of the full board to remove a director from the board.

Paragraph 3 provides that, for a period of two years following the completion of the merger, the board of directors of the surviving corporation must have at least 75% approval of the full board to repeal, alter or amend Article 14 of the articles of incorporation. Thereafter, from the second anniversary of the Standard and Allegheny merger and for a period of three years, the board of directors of the surviving corporation must have at least 66 2/3% approval of the full board to repeal, alter or amend Article 14 of the articles of incorporation.

In addition to the inclusion of new Article 14, Standard is proposing to amend Article 1 to the articles of incorporation so that the name of the surviving corporation will be “Standard AVB Financial Corp.”

Each of these amendments to the Standard articles of incorporation requires the approval of Standard’s shareholders. Approval of Proposals 2 through 5 by Standard’s shareholders is a condition that must be satisfied in order to require Allegheny to complete the merger. While Allegheny may also waive this condition to closing if all or some of Proposals 2 through 5 are not approved by Standard’s shareholders, it is not required to do so. Therefore, failure by Standard’s shareholders to approve Proposals 2 through 5 may lead to the termination of the merger agreement and merger. These amendments will become effective only upon the completion of the merger and the approval of such amendments by Standard’s shareholders is a condition to closing the merger.

Discretionary Authority to Postpone/Adjourn the Special Meeting. The affirmative vote of the holders of a majority of the votes cast by the holders of Standard common stock entitled to vote on the adjournment proposal is required to approve the proposal to grant discretionary authority to the Standard board of directors to adjourn the special meeting if necessary to solicit additional proxies from Standard shareholders in the event a quorum is present at Standard’s special meeting but there are insufficient votes to adopt the merger agreement.

Each holder of shares of Standard common stock outstanding on the record date will be entitled to one vote for each share held of record. The vote required for approval and adoption of the merger agreement is a percentage of all outstanding shares of Standard common stock. Therefore, abstentions will have the same effect as a vote against the merger agreement and the merger. Brokers who hold Standard common stock as nominees on your behalf will not have authority to vote your shares with respect to the merger agreement or the merger unless you provide voting instructions in accordance with the directions provided by your broker. Failure to provide your broker with voting instructions will have the same effect as a vote against the merger agreement.

Allegheny Shareholder Vote Required (see page 31).

Approval and Adoption of the Merger Agreement. Allegheny’s articles of incorporation require the approval and adoption of the merger agreement and the merger by an affirmative vote of at least 70% of the shares of Allegheny common stock outstanding on the record date.

Advisory (Non-binding) Vote Regarding Golden Parachute Compensation. The affirmative vote of a majority of Allegheny shares represented, in person or by proxy, at the special meeting is required to approve, on an advisory (non-binding) basis, the golden parachute compensation payable to Allegheny’s named executive officers that is based on or related to the proposed merger.

Discretionary Authority to Adjourn or Postpone the Special Meeting. In accordance with Allegheny’s bylaws, the affirmative vote of a majority of Allegheny shares represented, in person or by proxy, at the special meeting is required to approve the proposal to adjourn or postpone the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the proposal to approve and adopt the merger agreement.

Advisory (Non-binding) Vote Regarding the Amendments to Standard’s Articles of Incorporation. As a required closing condition to the merger, Standard must amend its articles of incorporation to include Article 14 “Other Corporate Governance Matters”, which provides as follows:

Paragraph 1 provides that, for a period of two years following the completion of the merger, the board of directors of the surviving corporation must have at least 75% approval of the full board to engage in a merger transaction. Thereafter, from the second

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anniversary of the Standard and Allegheny merger and for a period of three years, the board of directors of the surviving corporation must have at least 66 2/3% approval of the full board to engage in a merger transaction.

Paragraph 2 provides that, for a period of two years following the completion of the merger, the board of directors of the surviving corporation must have at least 75% approval of the full board to remove a director from the board. Thereafter, from the second anniversary of the Standard and Allegheny merger and for a period of three years, the board of directors of the surviving corporation must have at least 66 2/3% approval of the full board to remove a director from the board.

Paragraph 3 provides that, for a period of two years following the completion of the merger, the board of directors of the surviving corporation must have at least 75% approval of the full board to repeal, alter or amend Article 14 of the articles of incorporation. Thereafter, from the second anniversary of the Standard and Allegheny merger and for a period of three years, the board of directors of the surviving corporation must have at least 66 2/3% approval of the full board to repeal, alter or amend Article 14 of the articles of incorporation.

In addition to the inclusion of new Article 14, Standard is proposing to amend Article 1 to the articles of incorporation so that the name of the surviving corporation will be “Standard AVB Financial Corp.”

As each shareholder of Allegheny will become a shareholder of Standard upon completion of the merger transaction, the Standard and Allegheny boards are seeking input from Allegheny’s shareholders on the several amendments to Standard’s articles of incorporation. The affirmative vote of a majority of Allegheny shares represented, in person or by proxy, at the special meeting is required to approve, on an advisory (non-binding) basis, the amendments to Standard’s articles of incorporation.

Each holder of shares of Allegheny common stock outstanding on the record date will be entitled to one vote for each share held of record. The vote required for approval and adoption of the merger agreement is a percentage of all outstanding shares of Allegheny common stock. Therefore, abstentions will have the same effect as a vote against the merger agreement and the merger. Brokers who hold Allegheny common stock as nominees on your behalf will not have authority to vote your shares with respect to the merger agreement or the merger unless you provide voting instructions in accordance with the directions provided by your broker. Failure to provide your broker with voting instructions will have the same effect as a vote against the merger agreement.

Standard directors and executive officers have agreed to vote in favor of the merger (see page 79).

On January 13, 2017, the directors and executive officers of Standard had sole or shared voting power over 387,220 shares, or 14.85%, of the outstanding shares of Standard common stock. These directors and officers of Standard have agreed to vote these shares of Standard common stock in favor of approving and adopting of the merger agreement.

Allegheny directors and executive officers have agreed to vote in favor of the merger (see page 79).

On January 13, 2017, the directors and executive officers of Allegheny had sole or shared voting power over 90,398 shares, or 8.74%, of the outstanding shares of Allegheny common stock. These directors and officers of Allegheny have agreed with Standard to vote these shares of Allegheny common stock in favor of approving and adopting the merger agreement.

Standard and Allegheny directors and executive officers may have interests in the merger that differ from your interests (see page 75).

In considering the information contained in this joint proxy statement/prospectus, you should be aware that Allegheny’s and Standard’s directors and executive officers have financial interests in the merger that are different from, or in addition to, the interests of Allegheny and Standard shareholders generally. These interests include, among other things:

•	the accelerated vesting of the outstanding Allegheny restricted stock awards;

•	the rollover of the outstanding Allegheny stock options into Standard stock options;

•	the right to receive cash severance under Allegheny’s amended employment and change in control agreements if their employment is involuntarily terminated without cause;

•	the right to continued indemnification and liability insurance coverage for Allegheny’s and Standard’s current directors by Standard after the merger for acts or omissions occurring before the merger; and

•	the right to six Allegheny board seats and seven Standard board seats on the combined company’s board of directors, and any related compensation for such services.

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None of Standard’s executives and employees will receive change in control related payments or benefits since the merger does not constitute a “change in control” for purposes of Standard’s employment agreements, change in control agreements, equity incentive plan and employee stock ownership plan.

Each of Standard’s and Allegheny’s board of directors was aware of these interests and considered them in approving and recommending the merger agreement. These and certain other additional interests of Standard’s and Allegheny’s directors and executive officers are described in detail in “Proposal 1—The Merger—Interests of Directors and Executive Officers in the Merger,” found elsewhere in this document. These circumstances may cause some of Standard’s and Allegheny’s directors and executive officers to view the proposed merger differently than you view it.

Standard and Allegheny must obtain regulatory approval and satisfy other conditions before the merger is complete (see page 73).

Standard’s and Allegheny’s obligations to complete the merger and the bank merger are subject to various conditions that are usual and customary for this kind of transaction. These conditions include obtaining approval from the Federal Reserve Board, the FDIC and the Pennsylvania Department of Banking. As of the date of this document, appropriate applications for approval have been filed and Standard has received Federal Reserve Board, FDIC and Pennsylvania Department of Banking approvals with respect to the transaction. In addition to the required regulatory approvals, the merger will only be completed if certain conditions are met. See “Proposal 1—The Merger—Terms of the Merger—Conditions to Merger.”

Amendment or termination of the merger agreement is possible (see page 71).

Standard and Allegheny can agree to amend the merger agreement in any way, except that, after approval by Standard and Allegheny shareholders at their special meetings, Standard and Allegheny cannot change the amount of Standard common stock Allegheny shareholders will receive in the transaction from what is provided in the merger agreement.

Standard and Allegheny may agree to terminate the merger agreement and not complete the merger at any time before the merger is completed. Each company also may unilaterally terminate the merger agreement in certain circumstances. These include the failure to complete the merger by August 31, 2017, unless the terminating company’s breach is the reason the merger has not been completed. See “Proposal 1 – the Merger – Terms of the Merger – Termination.”

Rights of Allegheny shareholders differ from those of Standard shareholders (see page 153).

When the merger is complete, Allegheny shareholders will become Standard shareholders by operation of law. The rights of Allegheny shareholders differ from the rights of Standard shareholders in certain important ways. Many of these differences have to do with provisions in Allegheny’s articles of incorporation and bylaws that differ from those of Standard. See “Comparison of Shareholders’ Rights.”

Material U.S. federal income tax consequences of the merger (see page 79).

The merger is intended to qualify as a tax free “reorganization” within the meaning of Section 368(a) of the Code. Accordingly, Allegheny shareholders generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of shares of Allegheny common stock for shares of Standard common stock in the merger, except with respect to any cash received in lieu of fractional shares. This tax treatment may not apply to all Allegheny shareholders.

It is a condition to the closing of the merger that Standard receive the opinion of its special counsel, Luse Gorman, PC, and that Allegheny receive the opinion of its special counsel, Bybel Rutledge LLP, substantially to the effect that, on the basis of facts, representations, and assumptions set forth or referred to in that opinion (including factual representations contained in certificates of officers of Standard and Allegheny), the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. The condition is waivable, and in such case, Standard and Allegheny will undertake to recirculate and resolicit if the condition is waived by either party and the change in the tax consequences is material.

Standard urges you to consult your tax advisor for a full understanding of the specific tax consequences of the merger to you. Tax matters are very complicated and, in many cases, tax consequences of the merger will depend on your particular facts and circumstances. See “Proposal 1—The Merger—Material U.S. Federal Income Tax Consequences,” beginning at page 79.

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Allegheny shareholders are entitled to dissenters’ rights (see page 34).

Only an Allegheny shareholder has the right under Pennsylvania law to dissent from the merger and to demand and receive a cash payment for the statutorily determined “fair value” of his or her common stock in the event that the merger is completed. The statutorily determined “fair value” could be more or less than the value of the merger consideration. In order to assert dissenters’ rights, Allegheny shareholders must precisely follow the process described in “Proposal 1—The Merger—Rights of Dissenting Shareholders” and in Annex D. These sources describe provisions of Pennsylvania law related to dissenters’ rights. Allegheny shareholders also are encouraged to consult with their own legal advisor as to their dissenters’ rights under Pennsylvania law. Failure to strictly comply with these procedures will result in the loss of these dissenters’ rights and an Allegheny shareholder’s ability to receive cash for the statutorily determined “fair value” of his or her common stock of Allegheny.

Standard and Allegheny will maintain a significant presence in their communities (see page 69).

After the effective time of the merger, the administrative headquarters of the combined company and bank will be located in Monroeville, Pennsylvania, and certain operational functions of the combined company and bank will be located in Lawrenceville, Pennsylvania.

Market Price and Dividend Information

Standard

As of January 13, 2017, there were 2,606,725 shares of Standard common stock outstanding, which were held by approximately 362 holders of record. The number of shareholders does not reflect the number of individuals or institutional investors holding stock in nominee name through banks, brokerage firms, and others.

Additionally, a substantial source of Standard’s income from which it can pay dividends is the receipt of dividends from Standard Bank. The availability of dividends from Standard Bank is limited by various statutes and regulations. It also is possible, depending on the financial condition of Standard Bank, and other factors, that the applicable regulatory authorities could assert that payment of dividends or other payments is an unsafe or unsound banking practice. In the event that Standard Bank is unable to pay dividends to Standard, Standard may not be able to pay dividends on its common stock. As of the date of this joint proxy statement/prospectus, Standard has no such restrictions.

Standard common stock is listed on the OTCQX market place under the symbol “STND.” There is a limited public trading market for Standard common stock. The following table shows, for the indicated periods, the high and low sales prices per share for Standard common stock as reported on the OTCQX market place and dividends declared per share of Standard common stock. These prices may include retail markups, markdowns, or commissions.

	High	Low	Dividend Declared
2017
First Quarter (through January 13, 2017)	$25.65	$25.15	N/A
2016
First Quarter	$26.50	$23.45	$0.110
Second Quarter	24.50	23.18	0.110
Third Quarter	25.95	22.75	0.110
Fourth Quarter	25.50	22.70	0.110
2015
First Quarter	$21.80	$20.75	$0.060
Second Quarter	22.46	20.75	0.060
Third Quarter	23.50	21.10	0.060
Fourth Quarter	26.95	23.41	0.085
2014
First Quarter	$18.79	$18.05	$0.045
Second Quarter	20.00	18.50	0.045
Third Quarter	22.00	19.00	0.060
Fourth Quarter	22.89	20.55	0.060

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On August 26, 2016, the last trading day before the public announcement of the execution of the merger agreement, and on January 13, 2017, the record date for determining Standard shareholders entitled to vote at the Standard special meeting, the high, low and closing sales prices for Standard common stock were as follows:

	August 26, 2016			January 13, 2017
	High	Low	Closing	High	Low	Closing
Standard Common Stock	$24.75	$24.75	$24.75	$25.65	$25.60	$25.65

Allegheny

As of January 13, 2017, there were 1,034,168 shares of Allegheny common stock outstanding which were held by approximately 294 holders of record. The number of shareholders does not reflect the number of individuals or institutional investors holding stock in nominee name through banks, brokerage firms, and others.

Allegheny common stock is listed on the OTCQX market place under the symbol “AVLY.” There is a limited public trading market for Allegheny common stock. The following table shows, for the indicated periods, the high and low sales prices per share for Allegheny common stock as reported on the OTCQX market place and dividends declared per share of Allegheny common stock. These prices may include retail markups, markdowns, or commissions.

	High	Low	Dividend Declared(1)
2017
First Quarter (through January 13, 2017)	$53.79	$50.35	N/A
2016
First Quarter	$42.56	$37.80	$0.4575
Second Quarter	41.77	37.91	0.4588
Third Quarter	51.12	39.32	0.4600
Fourth Quarter	56.87	47.49	0.4600
2015
First Quarter	$42.31	$40.34	$0.4526
Second Quarter	43.41	40.10	0.4538
Third Quarter	40.10	37.49	0.4551
Fourth Quarter	44.64	38.44	0.4563
2014
First Quarter	$41.86	$38.59	$0.4478
Second Quarter	41.86	38.56	0.4490
Third Quarter	40.02	37.44	0.4503
Fourth Quarter	43.07	37.44	0.4514

(1)	In each quarter, Allegheny’s board of directors declared a $0.46 per share cash dividend. However, the dividends have been adjusted to reflect stock dividends declared by the board of directors following payment of the quarterly cash dividend.

On August 26, 2016, the last trading day before the public announcement of the execution of the merger agreement, and on January 13, 2017, the record date for determining Allegheny shareholders entitled to vote at the Allegheny special meeting, the high, low and closing sales prices for Allegheny common stock were as follows:

	August 26, 2016			January 13, 2017
	High	Low	Closing	High	Low	Closing
Allegheny Common Stock	$41.95	$41.95	$41.95	$53.79	$53.79	$53.79

Pursuant to the merger agreement, Standard and Allegheny have agreed to coordinate with one another with respect to regular quarterly dividends to ensure that holders of Allegheny common stock do not receive two dividends, or fail to receive one dividend, for any quarter with respect to their shares of Allegheny common stock and any shares of Standard common stock received in the merger. In addition, Standard and Allegheny have agreed that for at least five years after the merger, Standard will pay a quarterly cash dividend in an amount no less than $0.221 per share, provided that sufficient funds are legally available for payment of dividends and that Standard and the combined bank remains “well-capitalized” in accordance with applicable regulatory guidelines. The post-merger quarterly dividend may only be reduced below $0.221 per share upon the approval of 75% of the board of directors for the first two years following the closing of the merger and 66 2/3% of the board of directors for the three years thereafter.

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Comparative Market Value

Currently, neither the common stock of Standard nor the common stock of Allegheny is traded on a national securities exchange, but both are quoted on the OTCQX, and there is a limited public trading market for common stock of both Standard and Allegheny. For more information regarding the share price information of Standard and Allegheny common stock, please see “Market Price and Dividend Information.”

The following table sets forth the market value per share of Standard and Allegheny common stock and the equivalent market value per share of Allegheny common stock on August 26, 2016 (the last trading date prior to the date of the public announcement of the execution of the merger agreement) and January 13, 2017 (the latest practicable trading day prior to the date of this document). The equivalent market value is based upon an assumed exchange ratio of 2.083 shares of Standard common stock multiplied by the closing sales price of Standard common stock on the specified date.

	Standard Historical	Allegheny Historical	Allegheny Equivalent Market Value
August 26, 2016	$24.75	$41.95	$51.55
January 13, 2017	$25.65	$53.79	$53.43

As a comparison, for the 60 trading days ending on August 26, 2016 (the last trading date prior to the date of the public announcement of the execution of the merger agreement), Standard’s average stock price was $24.10 and Allegheny’s average stock price was $41.09. Therefore, based upon Standard’s 60 trading day average stock price and using the exchange ratio of 2.083 shares, the equivalent market value of Allegheny was $50.20.

Advisory (Non-binding) Vote on Golden Parachute Compensation (Page 164)

In accordance with SEC rules, Allegheny is providing its shareholders with the opportunity to vote to approve on an advisory (non-binding) basis, certain payments that will or may be made to certain named executive officers of Allegheny in connection with the merger, as reported under “Proposal 1: The Merger - Merger-Related Executive Compensation for Allegheny’s Named Executive Officers” on page 76.

Advisory (Non-binding) Vote Regarding the Amendments to Standard’s Articles of Incorporation (Page 162)

As a required closing condition to the merger, Standard must amend its articles of incorporation to include new Article 14 “Other Corporate Governance Matters”, which provides as follows:

Paragraph 1 provides that, for a period of two years following the completion of the merger, the board of directors of the surviving corporation must have at least 75% approval of the full board to engage in a merger transaction. Thereafter, from the second anniversary of the Standard and Allegheny merger and for a period of three years, the board of directors of the surviving corporation must have at least 66 2/3% approval of the full board to engage in a merger transaction.

Paragraph 2 provides that, for a period of two years following the completion of the merger, the board of directors of the surviving corporation must have at least 75% approval of the full board to remove a director from the board. Thereafter, from the second anniversary of the Standard and Allegheny merger and for a period of three years, the board of directors of the surviving corporation must have at least 66 2/3% approval of the full board to remove a director from the board.

Paragraph 3 provides that, for a period of two years following the completion of the merger, the board of directors of the surviving corporation must have at least 75% approval of the full board to repeal, alter or amend Article 14 of the articles of incorporation. Thereafter, from the second anniversary of the Standard and Allegheny merger and for a period of three years, the board of directors of the surviving corporation must have at least 66 2/3% approval of the full board to repeal, alter or amend Article 14 of the articles of incorporation.

The supermajority requirements of Article 14 with respect to material transactions, board member removal from the combined board and amendment of the articles of incorporation were introduced to ensure continuity and cohesiveness of the combined board and to foster cooperation in the years following the closing of the merger transaction. Article 14 was deemed by Allegheny to be an essential facet of the merger agreement and merger.

In addition to the inclusion of new Article 14, Standard is proposing to amend Article 1 to the articles of incorporation so that the name of the surviving corporation will be “Standard AVB Financial Corp.” The new name is intended to provide shareholders with a sense of continuity and familiarity while preserving part of the historical significance of each company.

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As each shareholder of Allegheny will become a shareholder of Standard upon completion of the merger transaction, the Standard and Allegheny boards are seeking input from Allegheny’s shareholders on the several amendments to Standard’s articles of incorporation.

For more information on the existing rights of Allegheny shareholders and their post-merger rights as shareholders of Standard, please see “Comparison of Shareholders Rights” beginning on page 153, and more specifically the effect of the proposed amendments to Article 14 of Standard’s articles of incorporation on those post-merger rights see “Comparison of Shareholders Rights — Removal of Directors”, “—Fundamental Changes to Corporation”, and “—Amendment of Articles of Incorporation”.

Adjournment or Postponement Proposals (Page 165)

You are being asked to approve a proposal to grant the Standard and Allegheny boards of directors discretionary authority to adjourn or postpone the special meetings, if necessary, to solicit additional proxies from their shareholders for the merger proposal in the event a quorum is present at the special meeting but there are insufficient votes to approve and adopt the merger agreement.

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Selected Unaudited Pro Forma Combined Financial Data

The following tables show information about the combined company’s financial condition and results of operations, after giving effect to the merger. This information is called unaudited pro forma financial information in this document. The information under “Combined Income Statement” in the table below gives effect to the pro forma results for the twelve months ended September 30, 2016. The information under “Combined Balance Sheet” in the table below assumes the merger was completed on September 30, 2016. This pro forma financial information assumes that the merger is accounted for using the purchase method of accounting and represents a current estimate of the financial information based on available financial information of Standard and Allegheny. See “Proposal 1—The Merger—Accounting Treatment” on page 79.

The unaudited pro forma combined financial information includes adjustments to reflect the assets and liabilities of Allegheny at their estimated fair values at or near September 30, 2016. The unaudited pro forma data, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the impact of factors that may result as a consequence of the merger or consider any potential impacts of current market conditions or the merger on revenues, expense efficiencies, asset dispositions and share repurchases, among other factors, nor the impact of possible business model changes. As a result, unaudited pro forma data is presented for illustrative purposes only and does not represent an attempt to predict or suggest future results.

The information presented below should be read together with the historical consolidated financial statements of Standard and Allegheny, including the related notes, and together with the consolidated historical financial data for Standard and Allegheny appearing elsewhere in the joint proxy statement/prospectus. In addition, as explained in more detail in the accompanying notes to the unaudited pro forma financial information found elsewhere in this joint proxy statement/prospectus, the allocation of the purchase price reflected in the Selected Unaudited Pro Forma Combined Financial Data is subject to adjustment and will vary from the actual purchase price allocation that will be recorded upon completion of the merger based upon changes in the balance sheet including fair value estimates.

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Unaudited Pro Forma Combined Condensed Balance Sheet

As of September 30, 2016

($ In Thousands, Except Per Share Data)

	Standard Historical(1)	Allegheny Historical(1)	Pro Forma Merger Adjustments		Standard/ Allegheny Combined Pro Forma
Assets
Cash and cash equivalents	$18,661	$9,617	$(3,707	)(2)	$24,571
Securities	63,903	105,067	—	(3)	168,970
Loans receivable, net	378,314	302,792	(2,325	)(4)	678,781
Banked owned life insurance	14,946	6,401	—		21,347
Other assets	19,395	20,776	6,385	(5)	46,556
Total Assets	$495,219	$444,653	$353		$940,225

Liabilities and Shareholders’ Equity
Liabilities
Deposits	$368,634	$320,895	$1,211	(6)	$690,740
Borrowed funds	50,820	69,760	—	(7)	120,580
Other liabilities	2,753	2,753	—		5,506
Total liabilities	422,207	393,408	1,211		816,826

Total stockholders’ equity	73,012	51,245	(858	)(8)	123,399

Total liabilities and shareholders’ equity	$495,219	$444,653	$353		$940,225

(1)	From Standard’s audited financial statements as of September 30, 2016 and Allegheny’s internal financial statements as of September 30, 2016.
(2)	Reflects $2,793 of after-tax deal costs plus restructuring costs for Standard and $914 of merger costs for Allegheny. Merger consideration is all common stock, thus no cash is required.
(3)	No adjustment to carrying value of securities as all securities are held as “available for sale”.
(4)	Consists of $140 yield discount and $5,931 credit discount on the acquired loan portfolio, offset in part by elimination of Allegheny’s existing allowance for loan losses of $3,746.
(5)	Includes goodwill created from the merger of $11,070, core deposit intangible of $3,418 and a deferred tax asset of $41, offset in part by elimination of Allegheny’s historical goodwill of $8,144. Goodwill is calculated as follows:

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	Fair Value of Net Assets Acquired	Calculation of Goodwill	Merger Consideration
	(In thousands, except per share data)		(Cash/Stock)

Purchase price per share ($)**		$51.55
Number of AVLY shares acquired
Issued and outstanding as of September 30, 2016		1,031,612	100%
Stock portion of merger consideration		$53,180	0%
Cash portion of merger consideration		—
Purchase price, total		$53,180

Acquired common equity	$51,245
Less: AVLY deal costs	(914)
Less: Existing goodwill	(8,144)
Acquired tangible common equity	$42,186

Taxable fair value accounting adjustments:
Loan yield discount	(140)
New loan credit discount	(5,931)
Elimination of existing loan ALL	3,746
Certificates of Deposit yield premium	(1,211)
Core deposit intangible	3,418
Net taxable fair value accounting adjustments	$(118)

Deferred Tax Asset from FV Adjusts at 35%	41
Net Assets Acquired		$42,110
Goodwill		$11,070

**Assumes Standard common stock price of $24.75, as of August 26, 2016, last closing price before public announcement.

(6)	Reflects fair value adjustment for yield adjustment on acquired certificate of deposit portfolio.
(7)	Assumes immaterial yield adjustment from Allegheny borrowings, all of which are overnight borrowings from the Federal Home Loan Bank of Pittsburgh (“FHLB”).
(8)	Adjustments include:

Elimination of Allegheny’s investment in common stock (par value)	$(1,170)
Elimination of Allegheny’s historical paid-in-capital	(2,595)
Elimination of Allegheny’s historical retained earnings	(44,961)
Elimination of Allegheny’s AOCI adjustment	(2,519)
Total Elimination of Allegheny’s equity	$(51,245)

Plus: par value of Standard common stock issued as merger consideration	$21
Plus: additional paid in capital of Standard common stock issued as merger consideration	53,159
Less: Merger and restructuring expenses incurred by Standard	(2,793)
Net adjustments to equity	$(858)

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Unaudited Pro Forma Combined Condensed Income Statement

As of September 30, 2016

($ In Thousands, Except Per Share Data)

	Standard Historical(1)	Allegheny Historical(1)	Pro Forma Merger Adjustments		Standard/ Allegheny Pro Forma Combined
Interest Income:
Loans	$14,430	$12,522	$552	(2)	$27,504
Investment Securities	1,647	2,963	—	(3)	4,610
Total Interest Income	16,077	15,485	552		32,114
Interest Expense:
Deposits	2,604	1,119	(389	)(4)	3,334
Borrowings	844	299	—	(5)	1,143
Total Interest Expense	3,448	1,418	(389)		4,477

Net Interest Income	12,629	14,067	941		27,637
Provision (recapture) for Loan and Lease Losses	105	387	—		492
Net Interest Income After Provision	12,524	13,680	941		27,145
Noninterest Income:
Service Charges	1,632	1,163	—		2,795
Earnings on Bank Owned Life Insurance	491	—	—		491
Other Noninterest Income	586	1,486	—		2,072
Total Noninterest income	2,709	2,649	—		5,358
Noninterest Expense:
Compensation and Employee Benefits	6,520	6,031	—		12,551
Premises and Occupancy Costs	1,248	2,144	—		3,392
Other Noninterest Expense	3,238	4,077	(429	)(6)	6,816
Total Noninterest Expense	11,006	12,182	(429)		22,759

Income Before Income Taxes	4,227	4,147	1,370		9,744
Income Tax Provision	1,193	1,036	480	(7)	2,709

Net Income	$3,034	$3,111	$891		$7,036

Earnings per common share
Basic	$1.26	$3.04	—		$1.54
Diluted	$1.22	$3.04	—		$1.51

Weighted average common shares outstanding
Basic	2,414,449	1,021,824	2,148,671	(8)	4,563,120
Diluted	2,493,256	1,023,395	2,156,500	(9)	4,649,756

(1)	Based on Standard’s audited financial statements for the year ended September 30, 2016 and Allegheny’s internal financial statements for the twelve months ended September 30, 2016.
(2)	Year one accretion of yield and credit discounts on acquired loans; assumes level yield amortization method, beginning yield discount of $140 and accretable credit discount of $3,069.
(3)	No adjustment to carrying value of securities as all securities are held as "available for sale".
(4)	Year one deposit premium amortization on certificate of deposit fair value adjustment, based on maturity profile of CD portfolio.
(5)	Assumes immaterial yield adjustment from Allegheny borrowings, all of which are overnight borrowings from the FHLB.
(6)	Reflects year one amortization cost of the core deposit intangible of $684 and eliminates the non-recurring merger expenses for the 12 months ended September 30, 2016 of $709 for Standard and $404 for Allegheny.
(7)	Marginal tax rate of 35.0%.
(8)	Reflects common shares issued as part of the merger consideration.
(9)	Reflects common shares issued as part of the merger consideration (2,148,671) plus additional diluted shares from the exchange of outstanding Allegheny stock options to Standard stock options.

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Comparative Pro Forma Per Share Data

Presented below is the Allegheny and Standard historical per share financial data, the unaudited pro forma combined per share financial data, and the Allegheny pro forma equivalent per share financial data for the twelve months ended September 30, 2016. This information should be considered together with the financial statements and related notes of Allegheny and Standard and with the unaudited pro forma combined financial data included under “Unaudited Pro Forma Combined Financial Information” found elsewhere in this joint proxy statement/prospectus.

Unaudited Pro Forma Per Share Data

For The Twelve Months Ended September 30, 2016

($ In Thousands, Except Per Share Data)

	Standard Historical(1)	Allegheny Historical(1)		Pro Forma Standard Combined		Pro Forma Equivalent Allegheny Share (5)
Earnings per share:
For the twelve months ended September 30, 2016
Net income per share (Basic)	$1.26	$3.04		$1.54	(1)(2)	$3.21
Net income per share (Diluted)	$1.22	$3.04		$1.51	(1)(2)	$3.15

Dividends Declared:
For the twelve months ended September 30, 2016	$0.42	$1.84	(6)	$0.88	(3)	$1.84

Book Value:
As of September 30, 2016	$28.24	$49.67		$26.07	(1)(4)	$54.30

Tangible Book Value:
As of September 30, 2016	$24.85	$41.78		$21.15	(1)(4)	$44.07

(1)	The pro forma combined basic earnings and diluted earnings per share of Standard common stock is based on the pro forma combined net income for Standard and Allegheny divided by the pro forma common shares or diluted common shares of the combined entities. The pro forma information for net income per share (basic) and net income per share (diluted) includes the impact of the amortization or accretion of the fair value adjustments of the financial assets and liabilities of Allegheny that were subject to adjustment. The pro forma information for book value per share and tangible book value per share includes the impact of adjustments related to the fair values of assets and liabilities of Allegheny that were subject to adjustment, and is subject to further adjustment as additional information becomes available and as additional analysis are performed.
(2)	The pro forma earnings per share information does not include anticipated cost savings or revenue enhancements, nor does it include one-time merger and integration expenses which will be expensed against income. Standard and Allegheny currently anticipate that potential annual pre-tax cost savings following the merger will be approximately $3.6 million pre-tax, a majority of which are expected to be realized after the first full twelve months subsequent to the merger. There is no assurance that the anticipated cost savings will be realized on the anticipated time schedule or at all.
(3)	Pursuant to the merger agreement, Standard and Allegheny have agreed that for at least five years after the merger, Standard will pay a quarterly cash dividend in an amount no less than $0.221 per share, provided that sufficient funds are legally available for payment of dividends and that Standard and the combined bank remains “well-capitalized” in accordance with applicable regulatory guidelines. The post-merger quarterly dividend may only be changed upon the approval of 75% of the board of directors for the two years following the closing of the merger and 66 2/3% of the board of directors for the three years thereafter. Accordingly, the pro forma Standard dividend is illustrated at $0.221 per quarter, or $0.884 annually.
(4)	The pro forma combined book value and tangible book value per share data includes the impact of merger expenses on the balance sheet, with Standard’s after tax charges currently estimated at $2.8 million illustrated as a pro forma adjustment to retained earnings and Allegheny’s after-tax estimated charges of $0.9 million illustrated as a pro forma adjustment to the goodwill balance. The pro forma combined book value and tangible book value per share of Standard common stock is based on the pro forma combined common stockholders’ equity and tangible common stockholders’ equity of Standard and Allegheny divided by total pro forma common shares of the combined entities.
(5)	Pro forma equivalent Allegheny per share amount is calculated by multiplying the pro forma combined per share amount by the exchange ratio of 2.083.
(6)	Reflects actual cash dividends paid per share prior to the issuance of quarterly stock dividends.

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Risk Factors

In addition to the other information included and incorporated by reference into this joint proxy statement/prospectus, including the matters addressed in “A Warning About Forward-Looking Information,” on page 27, Standard and Allegheny shareholders should carefully consider the matters described below to determine whether to approve and adopt the merger agreement.

Risks Relating to the Merger

Because the market price of Standard common stock will fluctuate, Allegheny shareholders cannot be sure of the trading price of the merger consideration they will receive.

Upon completion of the merger, each share of Allegheny common stock will be converted into the right to receive merger consideration consisting of shares of Standard common stock. The exchange ratio in the merger agreement will not be adjusted in the event of any change in the stock prices of Standard or Allegheny prior to the merger. However, in the event that a significant decline in Standard’s stock price occurs that is greater than the relative decline in the KBW Nasdaq Bank Index, and Standard has not increased the exchange ratio to provide the same economic value to Allegheny shareholders, Allegheny may determine to terminate the merger agreement. There also will be a period of time between the date when shareholders of each of Standard and Allegheny vote on the merger agreement and the date when the merger is completed. The relative prices of Standard and Allegheny common stock may vary between the date of this joint proxy statement/prospectus, the dates of the special meetings, and the date of completion of the merger. The market price of Standard and Allegheny common stock may change as a result of a variety of factors, including general market and economic conditions, changes in its business, operations and prospects, and regulatory considerations. Many of these factors are beyond the control of Standard or Allegheny and are not necessarily related to a change in the financial performance or condition of Standard or Allegheny. As Standard and Allegheny market share prices fluctuate, based on numerous factors, the value of the shares of Standard common stock that an Allegheny shareholder will receive will correspondingly fluctuate. In addition, Standard is not listed and does not trade on a national exchange. It is impossible to predict accurately the market price of Standard common stock after completion of the merger. Accordingly, the prices of Standard and Allegheny common stock on the dates of the special meetings may not be indicative of their prices immediately prior to completion of the merger and the price of Standard common stock after the merger is completed.

See “Summary—Market Price and Dividend Information.” Standard urges you to obtain current market quotations for Standard common stock.

The combined company will incur significant transaction and merger-related costs in connection with the merger.

Standard and Allegheny expect to incur costs associated with combining the operations of the two companies. Standard and Allegheny have begun collecting information in order to formulate detailed integration plans to deliver planned synergies. Additional unanticipated costs may be incurred in the integration of the businesses of Standard and Allegheny. Whether or not the merger is consummated, Standard and Allegheny will incur substantial expenses, such as legal, accounting, printing and financial advisory fees, in pursuing the merger. Although Standard and Allegheny expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may offset incremental transaction and merger-related costs over time, this net benefit may not be achieved in the near term, or at all.

The merger may distract Standard’s and Allegheny’s management teams from their other responsibilities.

The merger could cause the management of the companies to focus their time and energies on matters related to the merger that otherwise would be directed to the companies’ business and operations. Any such distraction on the part of management, if significant, could affect management’s ability to service existing business and develop new business and adversely affect the combined company’s business and earnings following the merger.

Standard and Allegheny directors and executive officers may have interests in the merger that differ from your interests.

In considering the information contained in this joint proxy statement/prospectus, you should be aware that Allegheny’s and Standard’s directors and executive officers have financial and other interests in the merger that are different from, or in addition to, the interests of Allegheny and Standard shareholders generally. These interests include, among other things:

•	the accelerated vesting of the outstanding Allegheny restricted stock awards;

•	the rollover of the outstanding Allegheny stock options into Standard stock options;

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•	the right to receive cash severance under Allegheny’s amended employment and change in control agreements if their employment is involuntarily terminated without cause;

•	the right to continued indemnification and liability insurance coverage for Allegheny’s and Standard’s directors by Standard after the merger for acts or omissions occurring before the merger; and

•	the right to six Allegheny board seats and seven Standard board seats on the combined company’s board of directors, and any related compensation for such services.

None of Standard’s executives and employees will receive change in control related payments or benefits since the merger does not constitute a “change in control” for purposes of Standard’s employment agreements, change in control agreements, equity incentive plan and employee stock ownership plan (“ESOP”).

Each of Standard’s and Allegheny’s board of directors was aware of these interests and considered them in approving and recommending the merger agreement. These circumstances may cause some of Standard’s and Allegheny’s directors and executive officers to view the proposed merger differently than you view it.

These and certain other additional interests of Standard’s and Allegheny’s directors and executive officers are described in detail in “Proposal 1—The Merger—Interests of Directors and Executive Officers in the Merger,” found elsewhere in this document.

The fairness opinions received by the respective boards of directors of Standard and Allegheny from the parties’ respective financial advisors prior to the execution of the merger agreement will not reflect changes in circumstances after the date of the fairness opinions.

KBW, Standard’s financial advisor in connection with the merger, and Boenning, Allegheny’s financial advisor in connection with the merger, delivered to the boards of directors of Standard and Allegheny, respectively, their fairness opinions on August 29, 2016. Standard and Allegheny shareholders should be aware that the opinions do not speak as of any date other than as of August 29, 2016. The opinions do not reflect changes that may occur or may have occurred after the date of such opinions, including changes to the operations and prospects of Standard or Allegheny, changes in general market and economic conditions or regulatory or other factors. Any such changes, or changes in other factors beyond the control of Standard and Allegheny, may materially alter or affect the value of Standard or Allegheny or the sale price of shares of Standard common stock and Allegheny common stock.

The unaudited pro forma financial data included in this joint proxy statement/prospectus are preliminary and Standard’s actual financial position and results of operations after the merger may differ materially from the unaudited pro forma financial data included in this joint proxy statement/prospectus.

The unaudited pro forma financial data in this joint proxy statement/prospectus are presented for illustrative purposes only and are not necessarily indicative of what the combined company’s actual financial position or results of operations would have been had the merger been completed on the dates indicated. The pro forma financial data reflect adjustments, which are based upon preliminary estimates, to record Standard’s identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The purchase price allocation reflected in this document is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Allegheny as of the date of the completion of the merger. Accordingly, the final purchase accounting adjustments may differ materially from the pro forma adjustments reflected in this document.

After the merger is complete, Allegheny shareholders will become Standard shareholders and will have different rights than their current rights.

Upon completion of the merger, Allegheny shareholders will become Standard shareholders. Allegheny is incorporated in Pennsylvania and Standard is incorporated in Maryland. Differences in state law as well as Allegheny’s articles of incorporation and bylaws and Standard’s articles of incorporation and bylaws will result in changes to the rights of Allegheny shareholders who become Standard shareholders. For more information, see “Comparison of Shareholders’ Rights,” beginning on page 153 of this document. Shareholders of Allegheny may conclude that their current rights under Allegheny’s articles of incorporation and bylaws are more advantageous than the rights they may have as a Standard shareholder under Standard’s articles of incorporation and bylaws.

Upon completion of the merger, Standard shareholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

Standard shareholders currently have the right to vote in the election of the board of directors of Standard and on other matters affecting Standard. When the merger occurs, the shares of Standard common stock held by the current Standard shareholders will represent a percentage ownership of the combined company that is much smaller than the shareholders’ current percentage

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ownership of Standard. It is expected that the current shareholders of Standard as a group will own only approximately 54% of the outstanding shares of Standard immediately after the merger. Because of this, Standard’s shareholders will have less influence on the management and policies of the combined company than they now have on the management and policies of Standard. In addition, the initial board of directors of the combined company will include 13 members, seven of whom are the current members of the Standard board of directors and six of whom are current members of the Allegheny board of directors.

If the merger is not completed, Standard and Allegheny will have incurred substantial expenses without realizing the expected benefits.

Standard and Allegheny will incur substantial expenses in connection with the merger. The completion of the merger depends on the satisfaction of specified conditions and the receipt of regulatory approvals. Allegheny and Standard cannot guarantee that these conditions will be met. If the merger is not completed, these expenses could have a material adverse impact on the financial condition of Standard and Allegheny because they would not have realized the expected benefits from the merger.

In addition, if the merger is not completed, Standard and/or Allegheny may experience negative reactions from the financial markets and from their respective customers and employees. Standard and/or Allegheny also could be subject to litigation related to any failure to complete the merger or to enforcement proceedings commenced against Standard or Allegheny to perform their respective obligations under the merger agreement. If the merger is not completed, Standard and Allegheny cannot assure their shareholders that the risks described above will not materialize and will not materially affect the business, financial results and stock prices of Standard and/or Allegheny.

The merger agreement limits the ability of Standard and Allegheny to pursue alternatives to the merger.

The merger agreement contains “no shop” provisions that, subject to specified exceptions, limit the ability of Standard and Allegheny to solicit, encourage, discuss, recommend or commit to alternative acquisition proposals, as well as a termination fee that is payable by Standard and Allegheny under certain circumstances. These provisions might discourage potential competing transaction partners that might have an interest in acquiring all or a significant part of Standard or Allegheny from considering or proposing that acquisition even if it were prepared to pay consideration with a higher per share market price than that proposed in the merger, or might result in a potential competing transaction partner proposing to pay a lower per share price to acquire Standard or Allegheny than it might otherwise have proposed to pay.

Failure to complete the merger in certain circumstances could require Standard or Allegheny to pay a termination fee.

If the merger should fail to occur in certain circumstances that relate to a possible combination of Standard or Allegheny with another acquirer, Standard or Allegheny may be obligated to pay the other $2.2 million as a termination fee. Additionally, if Allegheny or Standard fail to obtain shareholder approval of the merger agreement, such party owes the other party reimbursement of actual expenses not to exceed $550,000. See “Proposal 1—The Merger—Terms of the Merger—Termination Fee.”

Risks Relating to Standard and Its Business

Standard’s ability to pay dividends is subject to limitations.

The merger agreement contemplates that, unless 75% of the board of directors determines otherwise for the two years following the closing of the merger and 66 2/3% of the board of directors for the three years thereafter, the combined company will pay a quarterly cash dividend in an amount no less than $0.221 per share for five years after the effective time of the merger, provided that sufficient funds are legally available, and that Standard and Standard Bank remain “well-capitalized” in accordance with applicable regulatory guidelines.

After the merger, Standard will continue to be a bank holding company and its operations will continue to be conducted by direct and indirect subsidiaries, each of which is a separate and distinct legal entity. Substantially all of Standard’s assets are and will be held by its direct and indirect subsidiaries.

Standard’s ability to pay dividends depends on its receipt of dividends from its direct and indirect subsidiaries. After the merger, its principal banking subsidiary, Standard Bank, will be its primary source of dividends. As a state chartered bank, Standard Bank will be subject to regulatory restrictions on the payment and amounts of dividends under the Pennsylvania Banking Code.

Further, the ability of banking subsidiaries to pay dividends is also subject to their profitability, financial condition, capital expenditures and other cash flow requirements. There is no assurance that Standard’s subsidiaries will be able to pay the dividends contemplated by the merger agreement or other dividends in the future or that Standard will generate adequate cash flow to pay dividends in the future. Standard’s failure to pay dividends on its common stock could have a material adverse effect on the market price of its common stock.

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Changes in interest rates could adversely impact Standard’s financial condition and results of operations.

Standard’s ability to make a profit, like that of most financial institutions, substantially depends upon its net interest income, which is the difference between the interest income earned on interest earning assets, such as loans and investment securities, and the interest expense paid on interest-bearing liabilities, such as deposits and borrowings. However, certain assets and liabilities may react differently to changes in market interest rates. Further, interest rates on some types of assets and liabilities may fluctuate prior to changes in broader market interest rates, while rates on other types of assets may lag behind. Additionally, some assets such as adjustable-rate mortgages have features, and rate caps, which restrict changes in their interest rates.

Factors such as inflation, recession, unemployment, money supply, global disorder, instability in domestic and foreign financial markets, and other factors beyond Standard’s control, may affect interest rates. Changes in market interest rates will also affect the level of voluntary prepayments on loans and the receipt of payments on mortgage-backed securities, resulting in the receipt of proceeds that may have to be reinvested at a lower rate than the loan or mortgage-backed security being prepaid. Although Standard pursues an asset-liability management strategy designed to control its risk from changes in market interest rates, changes in interest rates can still have a material adverse effect on Standard’s profitability.

If Standard has higher loan losses than it has allowed for, Standard’s earnings could materially decrease.

Standard’s loan customers may not repay loans according to their terms, and the collateral securing the payment of loans may be insufficient to assure repayment. Standard may therefore experience significant credit losses which could have a material adverse effect on its operating results. Standard makes various assumptions and judgments about the collectability of its loan portfolio, including the creditworthiness of borrowers and the value of the real estate and other assets serving as collateral for the repayment of loans. In determining the size of the allowance for loan losses, Standard relies on its experience and its evaluation of economic conditions. If Standard’s assumptions prove to be incorrect, its current allowance for loan losses may not be sufficient to cover losses inherent in its loan portfolio and adjustment may be necessary to allow for different economic conditions or adverse developments in its loan portfolio. Consequently, a problem with one or more loans could require Standard to significantly increase its provision for loan losses. In addition, federal and state regulators periodically review Standard’s allowance for loan losses and may require Standard to increase its provision for loan losses or recognize further loan charge-offs. A material increase in the provision for loan losses would materially decrease Standard’s net income.

Standard’s results of operations may be materially and adversely affected by other-than-temporary impairment charges relating to its investment portfolio.

Numerous factors, including the lack of liquidity for re-sales of certain investment securities, the absence of reliable pricing information for investment securities, adverse changes in the business climate, adverse regulatory actions or unanticipated changes in the competitive environment, could have a negative effect on Standard’s investment portfolio in future periods. Investments are evaluated periodically to determine whether a decline in their value is other than temporary. Management utilizes criteria such as the magnitude and duration of the decline, in addition to the reasons underlying the decline, to determine whether the loss in value is other than temporary. The term “other than temporary” indicates that the prospects for a near term recovery of value are not necessarily favorable, or that there is a lack of evidence to support fair values equal to, or greater than, the carrying value of the investment.

Once a decline in value is determined to be other than temporary, the value of the security is reduced and a corresponding charge to earnings is recognized. If an impairment charge is significant enough, it could affect Standard Bank’s ability to pay dividends, which could materially adversely affect Standard and its ability to pay dividends to shareholders. Significant impairment charges could also negatively impact Standard’s and Standard Bank’s regulatory capital ratios and result in Standard not being classified as “well-capitalized” for regulatory purposes.

Post-merger integration and change of Standard’s historical business model may fail to achieve expected results.

The success of the transaction depends heavily on a smooth integration and post-merger operations of the combined Standard Bank. Benefits of the transaction to shareholders may not be realized if the post-merger integration is not well executed or well received by each company’s historical customers.

Standard may fail to realize the cost savings it expects to achieve from the merger.

The success of the merger will depend, in part, on Standard’s ability to realize the estimated cost savings from combining the businesses of Standard and Allegheny. While Standard believes that the cost savings estimates are achievable, it is possible that the potential cost savings could be more difficult to achieve than Standard anticipates. Standard’s cost savings estimates also depend on its ability to combine the businesses of Standard and Allegheny in a manner that permits those cost savings to be realized. If Standard’s

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estimates are incorrect or it is unable to combine the two companies successfully, the anticipated cost savings may not be realized fully or at all, or may take longer to realize than expected.

Combining Standard and Allegheny may be more difficult, costly or time-consuming than expected.

Standard and Allegheny have operated, and, until the completion of the merger, will continue to operate, independently. The integration process could result in the loss of key employees, the disruption of each company’s ongoing business, inconsistencies in standards, controls, procedures and policies that adversely affect either company’s ability to maintain relationships with clients and employees or achieve the anticipated benefits of the merger. As with any merger of financial institutions, there also may be disruptions that cause Standard and Allegheny to lose customers or cause customers to withdraw their deposits from Standard or Allegheny, or other unintended consequences that could have a material adverse effect on Standard’s results of operations or financial condition.

Standard may incur significant costs to ensure compliance with corporate governance and accounting requirements.

Standard expects to incur significant costs associated with its public company reporting requirements, costs associated with applicable corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002 and other rules implemented by the SEC. Standard expects all of these applicable rules and regulations will increase its legal and financial compliance costs and to make some activities more time-consuming and costly.

Standard will be subject to more stringent capital and liquidity requirements in the future, which may adversely affect Standard’s net income and future growth.

In January 2015, the federal banking agencies made effective final rules to implement the Basel III regulatory capital reforms and changes required by the Dodd-Frank Act. These final rules increased regulatory capital requirements over those previously in place.

Future increases in minimum capital requirements could adversely affect Standard’s net income. Furthermore, Standard’s failure to comply with the minimum capital requirements could result in its regulators taking formal or informal actions against Standard which could restrict its future growth or operations.

Standard may elect or need to seek additional capital in the future, but that capital may not be available when needed.

Standard is required by federal and state regulatory authorities to maintain adequate levels of capital to support its operations. In the future, Standard may elect or need to raise additional capital. Standard’s ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside its control, and on its financial performance. Accordingly, Standard cannot assure you of its ability to raise additional capital if needed on acceptable terms. If Standard cannot raise additional capital when needed, its ability to expand its operations through internal growth or acquisitions could be materially impaired.

Standard’s success will depend upon the ability of management to adapt to the consolidated company structure.

The business success of Standard and Standard Bank depends to a great extent upon the services of their directors and executive officers. Management’s ability to operate Standard profitably will require the acquisition of new knowledge and skills. In particular, if Standard expands geographically or expands to provide non-banking services through the acquisition or formation of additional subsidiaries, current management may not have the necessary experience for successful operation in these new areas. There is no guarantee that management would be able to meet these new challenges or that Standard would be able to retain new directors or personnel with the appropriate background and expertise.

Standard’s financial performance may suffer if its information technology is unable to keep pace with growth or industry developments.

Effective and competitive delivery of Standard’s products and services is increasingly dependent upon information technology resources and processes, both those provided internally as well as those provided through third party vendors. In addition to better serving customers, the effective use of technology increases efficiency and enables Standard to reduce costs. Standard’s future success will depend, in part, upon its ability to address the needs of its customers by using technology to provide products and services to enhance customer convenience, as well as to create additional efficiencies in its operations. Many of Standard’s competitors have greater resources to invest in technological improvements. Additionally, as technology in the financial services industry changes and evolves, keeping pace becomes increasingly complex and expensive for Standard. There can be no assurance that Standard will be able to effectively implement new technology-driven products and services, which could reduce its ability to compete effectively.

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A failure in or a breach of Standard’s information systems or infrastructure, including as a result of cyber attacks, could disrupt Standard’s business, damage its reputation, and could have a material adverse effect on its business, financial condition and results of operations.

In the ordinary course of Standard’s business activities, including the ongoing maintenance of deposits, loan and other account relationships for Standard’s customers, receiving instructions and effecting transactions for those customers and other users of Standard’s products and services, Standard regularly collects, processes, transmits and stores significant amounts of confidential information regarding its customers, employees and others. In addition to confidential information regarding Standard’s customers, employees and others, Standard and in some cases a third party, compiles, processes, transmits and stores proprietary, non-public information concerning its own business, operations, plans and strategies.

Information security risks for Standard and other financial institutions have significantly increased in recent years in part because of the proliferation of new technologies, the use of the Internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists and other external parties. Standard relies on digital technologies, computer and email systems, software, and networks to conduct secure processing, transmission and storage of confidential information. In addition, to access Standard’s products and services, its customers may use personal smart phones, tablet PCs and other mobile devices that are beyond its control systems. Standard’s technologies, systems, networks and its customers’ devices have been subject to, and are likely to continue to be the target of, cyber attacks, computer viruses, malicious code, phishing attacks or information security breaches that could result in the unauthorized use, loss or destruction of Standard’s or its customers’ confidential information, or otherwise disrupt Standard’s or its customers’ or other third parties’ business operations. Standard believes that it is more likely than not that such attempted attacks may continue.

Although Standard uses a variety of physical, procedural and technological safeguards to protect confidential information from mishandling, misuse or loss, these safeguards do not provide absolute assurance that mishandling, misuse or loss of the information will not occur, and that if mishandling, misuse or loss of the information did occur, those events will be promptly detected and addressed. A failure in or breach of Standard’s operational or information security system, or those of a third-party service provider, as a result of cyber-attacks or information security breaches could have a material adverse effect on Standard’s business, damage its reputation, increase its costs and/or cause significant losses. Although Standard believes that it currently has adequate information security procedures and other safeguards in place and it will continue to make it a priority to develop and enhance controls and processes designed to safeguard Standard’s information systems from attacks, damage or unauthorized access, as information security risks and cyber threats continue to evolve, Standard may be required to expend substantial resources to further enhance its information security measures and/or to investigate and remediate any information security vulnerabilities.

Standard common stock will not be listed on a national securities exchange, and the market for Standard common stock may not be more active than the market for either Standard or Allegheny common stock.

Although the Standard common stock offered in the merger will be freely transferable once you receive your Standard stock certificate, Standard’s common stock will not be listed on a national securities exchange. Instead, Standard common stock will be traded in over-the-counter markets and through privately negotiated transactions. Although the common stock is quoted on the OTCQX marketplace, there is very limited trading in Standard’s shares. In addition, although the combined company will result in a significantly larger shareholder base, there is no assurance that an active public trading market for Standard common stock will develop. Further, Standard cannot assure you that significant trading in Standard common stock will take place for several years, if ever. Investors should consider their shares of Standard common stock as a long-term investment because, among other things, they may not be able to promptly liquidate their investment at a reasonable price in the event of a personal financial emergency or otherwise.

Future acquisitions by Standard could dilute your ownership of Standard and may cause Standard to become more susceptible to adverse economic events.

Standard may issue shares of its common stock in connection with future acquisitions and other investments, which would dilute your ownership interest in Standard. While there is no assurance that these transactions will occur, or that they will occur on terms favorable to Standard, future business acquisitions could be material to Standard, and the degree of success achieved in acquiring and integrating these businesses into Standard could have a material effect on the value of Standard common stock. In addition, these acquisitions could require Standard to expend substantial cash or other liquid assets or to incur debt, which could cause Standard to become more susceptible to economic downturns and competitive pressures.

An economic downturn in Pennsylvania or a general decline in economic conditions could adversely affect Standard’s financial results.

Presently, and after the merger, Standard’s operations will be concentrated in Pennsylvania. As a result of this geographic concentration, Standard’s financial results may correlate to the economic conditions in this area. Deterioration in economic conditions

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in this market area, particularly in the industries on which this geographic areas depend, or a general decline in economic conditions may adversely affect the quality of the loan portfolio (including the level of non-performing assets, charge offs and provision expense) and the demand for products and services, and, accordingly, Standard’s results of operations. Inflation has some impact on Standard’s and Standard Bank’s operating costs. Standard’s future acquisitions could cause Standard to become more susceptible to adverse economic events.

Strong competition within Standard’s market area may limit its growth and profitability.

Competition in the banking and financial services industry is intense. Standard will compete actively with other financial institutions, many larger than Standard, as well as with financial and non-financial institutions headquartered elsewhere. Commercial banks, savings banks, savings and loan associations, credit unions, and money market funds and online financial service providers actively compete for deposits and loans. Such institutions, as well as consumer finance, insurance companies and brokerage firms, may be considered competitors with respect to one or more services they render. Standard will likely be generally competitive with all institutions in its service areas with respect to interest rates paid on time and savings deposits, service charges on deposit accounts, interest rates charged on loans and fees for investment advisory services. Many of the institutions with which Standard competes have substantially greater resources and lending limits and may offer certain services that Standard does not or cannot provide. Standard’s profitability depends upon Standard’s ability to successfully compete in its market area.

Standard operates in a highly regulated environment and may be adversely affected by changes in laws and regulations.

Standard and Standard Bank are subject to extensive regulation, supervision and examination by certain state and federal agencies including the FDIC, as insurer of Standard Bank’s deposits, the Federal Reserve Board, as regulator of the holding company, and the Pennsylvania Department of Banking, as regulator of Pennsylvania chartered banks. Such regulation and supervision govern the activities in which an institution and its holding company may engage and are intended primarily to ensure the safety and soundness of financial institutions. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on operations, the classification of assets and determination of the level of the allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on Standard Bank’s and Standard’s operations. There also are several federal and state statutes which regulate the obligation and liabilities of financial institutions pertaining to environmental issues. In addition to the potential for attachment of liability resulting from its own actions, a bank may be held liable under certain circumstances for the actions of its borrowers, or third parties, when such actions result in environmental problems on properties that collateralize loans held by the bank. Further, the liability has the potential to far exceed the original amount of a loan issued by the bank.

A Warning About Forward-Looking Information

This document, including information incorporated by reference in this document, contains forward-looking statements within the meaning of Section 27A of the Securities Act, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, (“Exchange Act”) with respect to the financial condition, results of operations, and business of each of Standard, Standard Bank, Allegheny, and Allegheny Valley Bank of Pittsburgh. These include statements relating to revenues, cost savings, and anticipated benefits resulting from the merger. You can find many of these statements by looking for words such as “believes,” “expects,” “anticipates,” “estimates,” “projects” or similar words or expressions.

These forward-looking statements involve substantial risks and uncertainties. There are many factors that may cause actual results to differ materially from those contemplated by these forward-looking statements. See “Risk Factors,” beginning on page 21 of this document.

Because forward-looking statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by these statements. Standard cautions Standard and Allegheny shareholders not to place undue reliance on these statements. These statements speak only as of the date of this document or, if made in any document incorporated by reference, as of the date of that document.

All written or oral forward-looking statements attributable to Standard or Allegheny or any person acting on their behalf made after the date of this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Neither Standard nor Allegheny undertakes any obligation to release publicly any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

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The Standard Special Meeting of Shareholders

General

The Standard special meeting of shareholders will be held at the Doubletree by Hilton Hotel Pittsburgh/Monroeville Convention Center, 101 Mall Blvd., Monroeville, Pennsylvania 15146, at 10:00 a.m., local time, on March 24, 2017.

Record Date and Shares Outstanding and Entitled to Vote

The record date for the Standard special meeting of shareholders is January 13, 2017. On the record date, there were 2,606,725 shares issued and outstanding. Only shareholders of record at the close of business on the Standard record date will be entitled to receive notice of and to vote at the special meeting.

Matters to be Considered at the Special Meeting

Holders of Standard common stock will consider and vote upon:

•	Proposal 1—a proposal to approve and adopt the merger agreement which is attached as Annex A to this joint proxy statement/prospectus and incorporated herein by reference;
•	Proposal 2—a proposal to approve an amendment to revise Article 1 of Standard’s articles of incorporation to state that the name of the surviving corporation will be “Standard AVB Financial Corp.”;
•	Proposal 3—a proposal to approve an amendment to Standard’s articles of incorporation to include Article 14, paragraph 1, which requires a supermajority vote of the surviving corporation’s board of directors to approve a merger transaction. Specifically, from the closing date of the merger and for the two years following the closing of the merger, 75% of the full board of directors would be required to approve a merger transaction. For the three years following the second anniversary of the closing of the merger, 66 2/3% of the full board of directors would be required to approve a merger transaction;
•	Proposal 4—a proposal to approve an amendment to Standard’s articles of incorporation to include Article 14, paragraph 2, which requires a supermajority vote of the surviving corporation’s board of directors to approve the removal of a board member. Specifically, from the closing date of the merger and for the two years following the closing of the merger, 75% of the full board of directors would be required to approve the removal of a board member. For the three years following the second anniversary of the closing of the merger, 66 2/3% of the full board of directors would be required to approve the removal of a board member;
•	Proposal 5—a proposal to approve an amendment to Standard’s articles of incorporation to include Article 14, paragraph 3, which requires a supermajority vote of the surviving corporation’s board of directors to approve the repeal, alteration, or amendment of Article 14 of Standard’s articles of incorporation. Specifically, from the closing date of the merger and for the two years following the closing of the merger, 75% of the full board of directors would be required to approve the repeal, alteration or amendment of Article 14 of Standard’s articles of incorporation. For the three years following the second anniversary of the closing of the merger, 66 2/3% of the full board of directors would be required to approve the repeal, alteration or amendment of Article 14 of Standard’s articles of incorporation;
•	Proposal 6—a proposal to adjourn or postpone the Standard special meeting of shareholders, if necessary, to permit further solicitation of proxies in the event there are not sufficient votes at the special meeting of shareholders to approve the merger agreement; and
•	any other matter that may properly come before the special meeting.

Quorum

Standard shareholders entitled to cast at least a majority of the votes which all shareholders are entitled to cast on the record date must be represented in person or by proxy at the Standard special meeting of shareholders for a quorum to be present for purposes of voting on the merger agreement, the amendments to the articles of incorporation, and the adjournment or postponement proposal, and any other matter to be considered at Standard’s special meeting of shareholders.

Votes Required

Approve and Adopt the Merger Agreement. The approval and adoption of the merger agreement requires the affirmative vote, in person or by proxy, of the holders of at least a majority of the outstanding shares of Standard common stock on the record date.

Approval of the Amendment to Article 1 of Standard’s Articles of Incorporation. The affirmative vote of a majority of the outstanding shares of Standard common stock is required to approve and adopt an amendment to Standard’s articles of incorporation. The amendment to Article 1 of Standard’s articles of incorporation will change the name of the surviving corporation to “Standard AVB Financial Corp.” upon the completion of the merger.

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Approval of the Amendment to Article 14, Paragraph 1 of Standard’s Articles of Incorporation. The affirmative vote of a majority of the outstanding shares of Standard common stock is required to approve and adopt an amendment to Standard’s articles of incorporation. Article 14, Paragraph 1 provides that, for a period of two years following the completion of the merger, the board of directors of the surviving corporation must have at least 75% approval of the full board to engage in a merger transaction. Thereafter, from the second anniversary of the Standard and Allegheny merger and for a period of three years, the board of directors of the surviving corporation must have at least 66 2/3% approval of the full board to engage in a merger transaction.

Approval of the Amendment to Article 14, Paragraph 2 of Standard’s Articles of Incorporation. The affirmative vote of a majority of the outstanding shares of Standard common stock is required to approve and adopt an amendment to Standard’s articles of incorporation. Paragraph 2 of Article 14 provides that, for a period of two years following the completion of the merger, the board of directors of the surviving corporation must have at least 75% approval of the full board to remove a director from the board. Thereafter, from the second anniversary of the Standard and Allegheny merger and for a period of three years, the board of directors of the surviving corporation must have at least 66 2/3% approval of the full board to remove a director from the board.

Approval of the Amendment to Article 14, Paragraph 3 of Standard’s Articles of Incorporation. The affirmative vote of a majority of the outstanding shares of Standard common stock is required to approve and adopt an amendment to Standard’s articles of incorporation. Paragraph 3 of Article 14 provides that, for a period of two years following the completion of the merger, the board of directors of the surviving corporation must have at least 75% approval of the full board to repeal, alter or amend Article 14 of the articles of incorporation. Thereafter, from the second anniversary of the Standard and Allegheny merger and for a period of three years, the board of directors of the surviving corporation must have at least 66 2/3% approval of the full board to repeal, alter or amend Article 14 of the articles of incorporation.

Discretionary Authority to Adjourn or Postpone the Special Meeting. The affirmative vote of a majority of the shares voted at the Standard special meeting of shareholders is required to approve the adjournment or postponement of the special meeting to solicit additional proxies.

Each shareholder of Standard on the record date will be entitled to one vote for each share held of record at the Standard special meeting of shareholders. The directors and executive officers of Standard have agreed to vote all shares of Standard common stock that they own on the record date in favor of the approval and adoption of the merger agreement. On the record date, directors and executive officers of Standard owned approximately 387,220 shares of Standard common stock, or approximately 14.85% of the then outstanding shares of Standard common stock.

Voting

The Standard board of directors is soliciting proxies to request that you allow your shares of Standard common stock to be represented at the special meeting by the persons named on the enclosed Standard proxy card. All shares of Standard common stock represented at the special meeting by properly executed and dated proxy cards will be voted according to the instructions indicated on the proxy card. If you sign, date and return a proxy card without giving voting instructions, your shares will be voted as recommended by Standard’s board of directors.

The Standard board of directors recommends that you vote:

•	FOR the proposal to approve and adopt the merger agreement;

•	FOR the proposal in 2 to approve the amendment to Article 1 of Standard’s articles of incorporation to change the name of the surviving corporation to “Standard AVB Financial Corp.”;

•	FOR the proposal in 3 to approve the amendment to Article 14, paragraph 1 of Standard’s articles of incorporation to add a supermajority vote requirement of the board of directors of the surviving corporation for a period of time with respect to merger transactions;

•	FOR the proposal in 4 to approve the amendment to Article 14, paragraph 2 of Standard’s articles of incorporation to add a supermajority vote requirement of the board of directors of the surviving corporation for a period of time with respect to the removal of directors;

•	FOR the proposal in 5 to approve the amendment to Article 14, paragraph 3 of Standard’s articles of incorporation to add a supermajority vote requirement of the board of directors of the surviving corporation for a period of time with respect to the repeal, alteration or amendment of Article 14 of the articles of incorporation; and

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•	FOR the proposal to adjourn or postpone the special meeting, if necessary, to solicit additional proxies.

If any matters incident to the conduct of the meeting and not described in this proxy statement are properly presented at the special meeting, the persons named on the proxy card will use their judgment to determine how to vote your shares.

If you hold your shares in street name, it is critical that you instruct your bank or broker how to vote. If you hold your shares in street name and you do not instruct your bank or broker how to vote, your bank or broker will not be permitted to vote your shares on any matter related to the merger or executive compensation or on other non-discretionary matters, and may elect not to vote your shares on other matters. A “broker non-vote” occurs when a broker submits a proxy that does not indicate a vote for some of the proposals because the beneficial owners have not instructed the broker on how to vote on such proposals.

Broker non-votes are considered “present,” and as a result, will have the same effect as a vote against the merger proposal and each proposal for which the affirmative vote of a majority of shares represented at the special meeting is required.

If you return a valid proxy or attend the meeting in person, Standard will count your shares for purposes of determining whether there is a quorum, even if you abstain from voting. Broker non-votes, if any, also will be counted for purposes of determining the existence of a quorum.

Abstentions are considered to be present and, as a result, will have the same effect as a vote against the merger proposal and each proposal for which the affirmative vote of a majority of shares represented at the special meeting is required.

Revocation of Proxies

Any Standard shareholder may revoke a proxy at any time before or at the Standard special meeting in one or more of the following ways:

1.	Delivering a written notice of revocation bearing a later date than the proxy at any time prior to the vote at the special meeting of shareholders to the Corporate Secretary of Standard;

2.	Submitting a later-dated proxy prior to the vote at the special meeting of shareholders; or

3.	Attending the special meeting of shareholders and voting in person after giving written notice to the Corporate Secretary of Standard.

A Standard shareholder should send any written notice of revocation or subsequent proxy to:

Standard Financial Corp.

Attention: Corporate Secretary

2640 Monroeville Boulevard

Monroeville, Pennsylvania 15146

You also may hand deliver the notice of revocation or subsequent proxy to the Corporate Secretary, before the taking of the vote at the special meeting of shareholders. Attendance at the special meeting of shareholders will not by itself constitute a revocation or proxy.

Dissenters’ Rights

Under Maryland law, Standard’s shareholders do not have dissenters’ rights.

Solicitation of Proxies

Standard will bear the cost of the solicitation of proxies from its own shareholders, but Standard and Allegheny will equally share the cost of printing and mailing this joint proxy statement/prospectus. In addition to solicitation by mail, the directors, officers and employees of Standard and its subsidiaries may solicit proxies from Standard shareholders by telephone, electronically, or in person without compensation other than reimbursement for their actual expenses. Standard also will make arrangements with brokerage houses and other custodians, nominees, and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such persons. Standard will reimburse those custodians, nominees, and fiduciaries for their reasonable out-of-pocket expenses in connection with forwarding solicitation materials. In addition, Standard has also made arrangements with Laurel Hill Advisory Group, LLC, to assist in soliciting proxies and has agreed to pay them $6,000 plus expenses for these services.

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The Allegheny Special Meeting of Shareholders

General

The Allegheny special meeting of shareholders will be held at Comfort Inn & Suites, R.I.D.C. Park, 180 Gamma Drive, Pittsburgh, Pennsylvania 15238, at 10:00 a.m., local time, on March 24, 2017.

Record Date and Shares Outstanding and Entitled to Vote

The record date for the Allegheny special meeting of shareholders is January 13, 2017. On the record date, there were 1,034,168 shares issued and outstanding. Only shareholders of record at the close of business on the Allegheny record date will be entitled to receive notice of and to vote at the special meeting.

Matters to be Considered at the Special Meeting

Holders of Allegheny common stock will consider and vote upon:

•	Proposal 1—a proposal to approve and adopt the merger agreement which is attached as Annex A to this joint proxy statement/prospectus and incorporated herein by reference;

•	Proposal 2—a proposal to approve, on an advisory (non-binding) basis, the golden parachute compensation payable to Allegheny’s named executive officers that is based on or related to the proposed merger;

•	Proposal 3—a proposal to adjourn the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the proposal to approve and adopt the merger agreement;

•	Proposal 4—an advisory (non-binding) proposal to approve an amendment to revise Article 1 of Standard’s articles of incorporation to state that the name of the surviving corporation will be “Standard AVB Financial Corp”;

•	Proposal 5—an advisory (non-binding) proposal to approve an amendment to Standard’s articles of incorporation to include Article 14, paragraph 1, which requires a supermajority vote of the surviving corporation’s board of directors to approve a merger transaction. Specifically, from the closing date of the merger and for the two years following the closing of the merger, 75% of the full board of directors would be required to approve a merger transaction. For the three years following the second anniversary of the closing of the merger, 66 2/3% of the full board of directors would be required to approve a merger transaction;

•	Proposal 6—an advisory (non-binding) proposal to approve an amendment to Standard’s articles of incorporation to include Article 14, paragraph 2, which requires a supermajority vote of the surviving corporation’s board of directors to approve the removal of a board member. Specifically, from the closing date of the merger and for the two years following the closing of the merger, 75% of the full board of directors would be required to approve the removal of a board member. For the three years following the second anniversary of the closing of the merger, 66 2/3% of the full board of directors would be required to approve the removal of a board member; and

•	Proposal 7—an advisory (non-binding) proposal to approve an amendment to Standard’s articles of incorporation to include Article 14, paragraph 3, which requires a supermajority vote of the surviving corporation’s board of directors to approve the repeal, alteration, or amendment of Article 14 of Standard’s articles of incorporation. Specifically, from the closing date of the merger and for the two years following the closing of the merger, 75% of the full board of directors would be required to approve the repeal, alteration or amendment of Article 14 of Standard’s articles of incorporation. For the three years following the second anniversary of the closing of the merger, 66 2/3% of the full board of directors would be required to approve the repeal, alteration or amendment of Article 14 of Standard’s articles of incorporation.

Quorum

The holders of a majority of the shares of Allegheny common stock outstanding and entitled to vote as of the record date must be present at the Allegheny special meeting, either in person or by proxy, for a quorum to be present for purposes of voting on the merger agreement, the advisory (non-binding) golden parachute proposal, the adjournment or postponement proposal, and any other matter to be considered at the Allegheny special meeting.

Votes Required

Approve and Adopt the Merger Agreement. In accordance with Allegheny’s articles of incorporation, the approval and adoption of the merger agreement requires the affirmative vote of the holders of at least 70% of the shares of Allegheny common stock outstanding on the record date.

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Advisory (Non-binding) Vote Regarding Golden Parachute Compensation. In accordance with Allegheny’s bylaws, the affirmative vote of a majority of Allegheny shares represented, in person or by proxy, at the special meeting is required to approve, on an advisory basis, the compensation of Allegheny’s named executive officers that is based on or related to the proposed merger.

Discretionary Authority to Adjourn or Postpone the Special Meeting. The affirmative vote of a majority of Allegheny shares represented, in person or by proxy, at the special meeting is required to approve the proposal to adjourn or postpone the special meeting, if necessary, to solicit additional proxies.

Advisory (Non-binding) Vote Regarding the Amendment to Article 1 of Standard’s Articles of Incorporation. In accordance with Allegheny’s bylaws, the affirmative vote of a majority of Allegheny’s shares represented, in person or by proxy, at the special meeting is required to approve, on an advisory basis, the proposal to amend Article 1 of Standard’s articles of incorporation. The amendment to Article 1 of Standard’s articles of incorporation will change the name of the surviving corporation to “Standard AVB Financial Corp.” upon the completion of the merger.

Advisory (Non-binding) Vote Regarding the Amendment to Article 14, Paragraph 1 of Standard’s Articles of Incorporation. In accordance with Allegheny’s bylaws, the affirmative vote of a majority of Allegheny’s shares represented, in person or by proxy, at the special meeting is required to approve, on an advisory basis, the proposal to amend Article 14, Paragraph 1 of Standard’s articles of incorporation. Article 14, Paragraph 1 provides that, for a period of two years following the completion of the merger, the board of directors of the surviving corporation must have at least 75% approval of the full board to engage in a merger transaction. Thereafter, from the second anniversary of the Standard and Allegheny merger and for a period of three years, the board of directors of the surviving corporation must have at least 66 2/3% approval of the full board to engage in a merger transaction.

Advisory (Non-binding) Vote Regarding the Amendment to Article 14, Paragraph 2 of Standard’s Articles of Incorporation. In accordance with Allegheny’s bylaws, the affirmative vote of a majority of Allegheny’s shares represented, in person or by proxy, at the special meeting is required to approve, on an advisory basis, the proposal to amend Article 14, Paragraph 2 of Standard’s articles of incorporation. Paragraph 2 of Article 14 provides that, for a period of two years following the completion of the merger, the board of directors of the surviving corporation must have at least 75% approval of the full board to remove a director from the board. Thereafter, from the second anniversary of the Standard and Allegheny merger and for a period of three years, the board of directors of the surviving corporation must have at least 66 2/3% approval of the full board to remove a director from the board.

Advisory (Non-binding) Vote Regarding the Amendment to Article 14, Paragraph 3 of Standard’s Articles of Incorporation. In accordance with Allegheny’s bylaws, the affirmative vote of a majority of Allegheny’s shares represented, in person or by proxy, at the special meeting is required to approve, on an advisory basis, the proposal to amend Article 14, Paragraph 3 of Standard’s Articles of Incorporation. Paragraph 3 of Article 14 provides that, for a period of two years following the completion of the merger, the board of directors of the surviving corporation must have at least 75% approval of the full board to repeal, alter or amend Article 14 of the articles of incorporation. Thereafter, from the second anniversary of the Standard and Allegheny merger and for a period of three years, the board of directors of the surviving corporation must have at least 66 2/3% approval of the full board to repeal, alter or amend Article 14 of the articles of incorporation.

Each holder of shares of Allegheny common stock outstanding on the record date will be entitled to one vote for each share held of record at the Allegheny special meeting of shareholders. The directors and executive officers of Allegheny have agreed to vote all shares of Allegheny common stock that they own on the record date in favor of the approval and adoption of the merger agreement. On the record date, directors and executive officers of Allegheny owned approximately 90,398 shares of Allegheny common stock, or approximately 8.74% of the outstanding shares of Allegheny common stock.

Voting

The Allegheny board of directors is soliciting proxies to request that you allow your shares of Allegheny common stock to be represented at the special meeting by the persons named on the enclosed Allegheny proxy card. All shares of Allegheny common stock represented at the special meeting by properly executed and dated proxy cards will be voted according to the instructions indicated on the proxy card. If you sign, date and return a proxy card without giving voting instructions, your shares will be voted as recommended by Allegheny’s board of directors.

The Allegheny board of directors recommends that you vote:

•	FOR the proposal to approve and adopt the merger agreement;

•	FOR, on an advisory basis, the compensation of the named executive officers of Allegheny that is based on or related to the proposed merger;

•	FOR the proposal to adjourn or postpone the special meeting, if necessary, to solicit additional proxies;

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•	FOR the proposal in 4 to approve, on an advisory (non-binding) basis, the amendment to Article 1 of Standard’s articles of incorporation to change the name of the surviving corporation to “Standard AVB Financial Corp.”;

•	FOR the proposal in 5 to approve, on an advisory (non-binding) basis, the amendment to Article 14, Paragraph 1 of Standard’s articles of incorporation to add a supermajority vote requirement of the board of directors of the surviving corporation for a period of time with respect to merger transactions;

•	FOR the proposal in 6 to approve, on an advisory (non-binding) basis, the amendment to Article 14, Paragraph 2 of Standard’s articles of incorporation to add a supermajority vote requirement of the board of directors of the surviving corporation for a period of time with respect to the removal of directors; and

•	FOR the proposal in 7 to approve, on an advisory (non-binding) basis, the amendment to Article 14, Paragraph 3 of Standard’s articles of incorporation to add a supermajority vote requirement of the board of directors of the surviving corporation for a period of time with respect to the repeal, alteration or amendment of Article 14 of the articles of incorporation.

If any matters incident to the conduct of the meeting and not described in this proxy statement are properly presented at the special meeting, the persons named on the proxy card will use their judgment to determine how to vote your shares.

If you hold your shares in street name, it is critical that you instruct your bank or broker how to vote. If you hold your shares in street name and you do not instruct your bank or broker how to vote, your bank or broker will not be permitted to vote your shares on any matter related to the merger or executive compensation or on other non-discretionary matters, and may elect not to vote your shares on other matters. A “broker non-vote” occurs when a broker submits a proxy that does not indicate a vote for some of the proposals because the beneficial owners have not instructed the broker on how to vote on such proposals.

Broker non-votes are considered “present,” and as a result, will have the same effect as a vote against the merger proposal and each proposal for which the affirmative vote of a majority of shares represented at the special meeting is required.

If you return a valid proxy or attend the meeting in person, Allegheny will count your shares for purposes of determining whether there is a quorum, even if you abstain from voting. Broker non-votes, if any, also will be counted for purposes of determining the existence of a quorum.

Abstentions are considered to be present and, as a result, will have the same effect as a vote against the merger proposal and each proposal for which the affirmative vote of a majority of shares represented at the special meeting is required.

Revocation of Proxies

Any Allegheny shareholder may revoke a proxy at any time before or at the Allegheny special meeting in one or more of the following ways:

1.	Delivering a written notice of revocation bearing a later date than the proxy at any time prior to the vote at the special meeting of shareholders to the Corporate Secretary of Allegheny;

2.	Submitting a later-dated proxy prior to the vote at the special meeting of shareholders; or

3.	Attending the special meeting of shareholders and voting in person after giving written notice to the Corporate Secretary of Allegheny.

An Allegheny shareholder should send any written notice of revocation or subsequent proxy to:

Allegheny Valley Bancorp, Inc.

Attention: Corporate Secretary

5137 Butler Street

Pittsburgh, PA 15201

You also may hand deliver the notice of revocation or subsequent proxy to the Corporate Secretary before the taking of the vote at the special meeting of shareholders. Attendance at the special meeting of shareholders will not by itself constitute a revocation or proxy.

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Dissenters’ Rights

Under Section 1930 and Chapter 15, Subchapter D of the Pennsylvania Business Corporation Law of 1988, as amended, holders of Allegheny common stock who properly file with Allegheny a written notice of intention to dissent will have the right to obtain a cash payment for the statutorily determined “fair value” of their shares (excluding any element of value arising in anticipation of the merger) in the event that the merger is completed. In order to exercise those rights, Allegheny shareholders must comply with the procedural requirements of Chapter 15, Subchapter D of the Pennsylvania Business Corporation Law. The statutorily determined “fair value” cannot be predicted and could be more or less than the value of the merger consideration. Failure to take any of the steps required under Chapter 15, Subchapter D of the Pennsylvania Business Corporation Law on a timely basis may result in the loss of dissenters’ rights. The provisions relating to dissenters’ rights under Pennsylvania Business Corporation Law are attached to this joint proxy statement/prospectus as Annex D. See “Proposal 1—The Merger—Rights of Dissenting Shareholders.”

Solicitation of Proxies

Allegheny will bear the cost of the solicitation of proxies from its own shareholders, but Standard and Allegheny will equally share the cost of printing and mailing this joint proxy statement/prospectus. In addition to solicitation by mail, the directors, officers, and employees of Allegheny and Standard and their subsidiaries may solicit proxies from Allegheny shareholders by telephone, electronically, or in person without compensation other than reimbursement for their actual expenses. Allegheny also will make arrangements with brokerage houses and other custodians, nominees, and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such persons. Allegheny will reimburse those custodians, nominees, and fiduciaries for their reasonable out-of-pocket expenses in connection with forwarding solicitation materials. In addition, Allegheny has also made arrangements with Laurel Hill Advisory Group, LLC, to assist in soliciting proxies and has agreed to pay them $6,000 plus expenses for these services.

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Proposal 1:
The Merger

The following information describes the material terms and provisions of the merger. This description is not complete. Standard and Allegheny qualify this discussion in its entirety by reference to the merger agreement which is incorporated by reference in this joint proxy statement/prospectus. A copy of the merger agreement is attached to this document as Annex A to provide information regarding the terms of the proposed merger. Except for its status as the contractual document between the parties with respect to the merger described in the merger agreement, it is not intended to provide factual information about the parties. The representations and warranties contained in the merger agreement were made only for purposes of the merger agreement and as of specific dates, were solely for the benefit of the parties to the merger agreement, and may be subject to limitations agreed to by the contracting parties, including being qualified by disclosures between the parties. These representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the agreement instead of establishing these matters as facts and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, they should not be relied on by investors as statements of factual information. Standard and Allegheny urge you to read the full text of the merger agreement carefully.

General

On August 29, 2016, Standard and Allegheny jointly announced the execution of the merger agreement. Pursuant to the merger agreement, Allegheny will merge with and into Standard, which will be renamed “Standard AVB Financial Corp.” After the merger, Allegheny Valley Bank of Pittsburgh will merge with and into Standard Bank under the name “Standard Bank.” The mergers are expected to be completed early in the second quarter of 2017.

In the merger, Allegheny shareholders will receive 2.083 shares of Standard common stock for each share of Allegheny common stock they hold on the effective time of the merger.

Standard will not issue fractional shares of common stock to Allegheny shareholders pursuant to this merger; consequently, Allegheny shareholders will receive cash in lieu of any fractional shares they would have otherwise received according to the terms of the merger agreement.

The approval and adoption of the merger agreement requires the affirmative vote, in person or by proxy, of the holders of at least a majority of the outstanding shares entitled to vote at the Standard special meeting of shareholders and requires the affirmative vote, in person or by proxy, of at least 70% of the outstanding shares entitled to vote at the Allegheny special meeting of shareholders.

Background of the Merger

On January 22, 2016, Timothy K. Zimmerman, President and Chief Executive Officer of Standard, and Andrew W. Hasley, President and Chief Executive Officer of Allegheny, with prior authorization from Allegheny’s board of directors, met to discuss the challenges and opportunities facing each company in the current banking environment including industry trends, recent local bank mergers, and their respective constituent group expectations. In broad terms, they discussed the possibility of a merger of equals between the two organizations including overall expectations of each shareholder base and board of directors for a successful combination. They agreed to discuss a potential combination, potential merits thereof and the issues therewith, with their respective boards.

On January 28, 2016, Mr. Hasley reported to the Allegheny board of directors on his meeting with Mr. Zimmerman, and after lengthy discussion the board of directors authorized Mr. Hasley to continue discussions with Standard to explore a potential merger of equals. The Allegheny board of directors discussed the potential merits and concerns of a possible transaction with Standard and requested additional information regarding Standard.

On January 29, 2016, Mr. Zimmerman contacted KBW, an investment bank which had previously provided services to Standard to discuss the potential transaction.

On February 10, 2016, by telephone, Mr. Zimmerman, Susan Parente, Senior Vice President and Controller of Standard, and Colleen Brown, the then-Chief Financial Officer of Standard, had further discussions with KBW. Discussion materials outlining modeling assumptions and financial projections were reviewed in detail.

On February 16, 2016, at a regular meeting of Standard’s board of directors, Mr. Zimmerman reported to the full board of directors on the nature of discussions with Mr. Hasley regarding a possible merger of equals. He also reviewed the discussions with KBW. After discussion, the board of directors directed Mr. Zimmerman to continue discussions with Mr. Hasley and KBW, as Standard’s financial advisor, and also with Standard’s legal advisor.

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On February 17, 2016, by telephone, Messrs. Zimmerman and Hasley discussed their respective board meetings and agreed to meet to discuss the benefits, challenges, issues and potential material terms and conditions of a potential merger of equals.

On February 25, 2016, at a regular meeting of Allegheny’s board of directors, Mr. Hasley reported on the desire of Standard’s board to continue discussions. The board reviewed Standard’s proxy materials and financial statements, and compared that information to Allegheny’s financial statements.

On March 1, 2016, Messrs. Zimmerman and Hasley met and discussed and outlined the issues, questions to be addressed and the material terms and conditions to be addressed and negotiated for a successful merger of equals, including governance matters, the combined board membership and committee structure, management team, continuance of dividends and dividend payment amounts, name, respective shareholder ownership percentages and expected earn-back period.

Between March 2 and March 14, Mr. Zimmerman, Ms. Brown and Ms. Parente held several discussions with KBW regarding the discussions with Mr. Hasley.

On March 9, 2016, Messrs. Zimmerman and Hasley continued the discussions of March 1, 2016 by telephone.

On March 15, 2016, at a regular meeting of Standard’s board of directors, Mr. Zimmerman reported on his discussions with Mr. Hasley and with KBW. Additionally the board of directors reviewed a preliminary term sheet to be presented to Allegheny, which summarized the key aspects of the transaction.

On March 22, 2016, Allegheny’s Strategic Planning Committee met with Mr. Hasley to review a report prepared by Allegheny’s management regarding a potential combination including contribution analysis, a prospective merger model, transaction sensitivity, Standard’s historical financial performance, board ownership of common stock, combined branch network, market share analysis, and peer group information. The committee also discussed the business models and the culture of each company.

On March 29, 2016, Messrs. Zimmerman and Hasley met to discuss governance and social (non-financial) issues relating to a potential partnership, including board representation and maintaining the proposed board and committee structure for a period of time following the merger. In addition, they discussed the respective financial contributions of each company to the combined entity and each company’s anticipated shareholder base ownership percentages following the combination. Also discussed was the importance to Allegheny in maintaining its cash and stock dividend (on a pro forma adjusted basis) after consummation of the transaction and giving the effect to any proposed exchange ratio. Finally, they discussed the composition of the combined company’s senior management team.

On April 8, 2016, Standard sent an initial term sheet to Allegheny.

On April 19, 2016, at a regular meeting of Standard’s board of directors, Mr. Zimmerman reported on the status of the negotiations with Allegheny. The board discussed the key issues and determined which issues were the highest priority. The board also reviewed financial aspects of the transaction. After discussion, the board directed Mr. Zimmerman to continue discussions and negotiations with Allegheny.

On April 21, 2016, Messrs. Zimmerman and Hasley met to discuss material governance, social and financial matters, including those identified by their respective financial advisors, for discussion and reviewed financial projections of a combined company and the assumptions underlying those projections.

On April 28, 2016, at a regular meeting of Allegheny’s board of directors, Mr. Hasley reported on certain financial projections and financial assumptions regarding the proposed combination and information relating to Allegheny’s peer group. In addition, the board reviewed and discussed projected stock ownership by Allegheny’s shareholders in the combined entity, board and committee representation, management transition, and legal representation.

On April 28, 2016, Mr. Zimmerman, Ms. Parente and Kim J. Davis, Corporate Secretary of Standard, participated in a conference call with KBW to discuss the general structure and financial aspects of the transaction.

On April 29, 2016, Messrs. Zimmerman and Hasley had further discussions and agreed to arrange a meeting including each party’s financial advisors.

On May 17, 2016, at a regular meeting of Standard’s board of directors, Mr. Zimmerman updated the board of directors on the status of the possible merger with Allegheny. The board of directors reviewed updated information and discussed outstanding issues. Mr. Zimmerman noted that a joint meeting of key Allegheny and Standard senior managers and the respective legal and financial advisors was scheduled for May 18, 2016. The board of directors approved sending an updated and revised term sheet to Allegheny following that meeting if none of the key terms had changed.

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On May 18, 2016, Standard, Allegheny, and their respective financial advisors, KBW, and Boenning, met to discuss the business rationale and potential structure of a combination and governance issues. During the meeting, the parties outlined the basic material terms of a proposed combination, which were subsequently reflected in an updated proposed term sheet for each board to consider.

On May 22, 2016, Standard sent an updated and revised term sheet to Allegheny.

On May 23, 2016, Allegheny returned the term sheet to Standard with comments.

On May 24, 2016, Allegheny’s Strategic Planning Committee met and reviewed a draft term sheet regarding the proposed combination. The committee discussed various governance, social, financial and accounting issues relating to the proposed merger.

On May 26, 2016, Allegheny’s board met to review and discuss the draft term sheet regarding the proposed merger of equals. The board received a report from management on the status of negotiations to date. The board of directors reviewed the term sheet and discussed the issues and timing regarding a potential combination. The board agreed to continue to undertake discussions with Standard for a potential combination based on the proposed term sheet, authorized management to engage Boenning as Allegheny’s financial advisor and Bybel Rutledge LLP as Allegheny’s special counsel, and to commence due diligence on Standard.

On May 26, 2016, Standard and its legal and financial advisors discussed the results of Standard’s board of directors meeting, the results of the May 18th joint meeting and Allegheny’s response to the updated and revised term sheet.

On May 27, 2016, Standard’s board of directors held a special meeting with its legal and financial advisors. The board of directors discussed the current status of the key points in the term sheet and the outstanding corporate governance issues. Additionally the board of directors took action to: (1) authorize management to sign confidentiality agreements, and to enter into an engagement agreement with KBW, (2) move forward with negotiating a definitive merger agreement with Allegheny, and (3) proceed with due diligence. KBW’s engagement agreement was executed on June 13, 2016.

On June 1, 2016, Standard and KBW participated in a conference call regarding the virtual data room in connection with the due diligence process.

On June 7, 2016, Allegheny engaged Boenning as its financial advisor for the potential combination.

On June 9, 2016, at Allegheny’s board meeting, management provided an update on due diligence, objectives and tentative meeting dates for a joint board meeting with Standard’s board of directors.

On June 13, 2016, Standard and Allegheny commenced due diligence on each other through the launch of virtual data rooms.

On June 21, 2016, at a regular meeting of Standard’s board of directors, Mr. Zimmerman updated the board of directors on the status of due diligence and negotiations for a definitive merger agreement.

On June 22, 2016, Messrs. Zimmerman and Hasley met to discuss the future senior management team of a combined entity and to identify potential cost savings. Representatives of KBW and Boenning joined them by telephone and discussed progress made on the development of a joint cost savings analysis.

On June 28, 2016, Mr. Zimmerman and Ms. Parente called KBW to review financial aspects of the potential combination to be discussed with the Standard board of directors.

On June 29 and 30, 2016, Standard’s management conducted on-site due diligence at Allegheny.

On July 5 and 6, 2016, Allegheny’s management conducted on-site due diligence at Standard.

On July 8, 2016, Luse Gorman circulated the first draft of the merger agreement to Standard and KBW.

On July 11, 2016, Standard, Allegheny, Luse Gorman, Bybel Rutledge LLP, KBW, and Boenning met and discussed financial, accounting, and legal aspects of a potential combination. Standard and Allegheny also conducted joint due diligence.

On July 12, 2016, via conference call, Standard, Luse Gorman and KBW met to review the draft merger agreement.

On July 13, 2016, Allegheny’s management provided a brief review of due diligence results to date to several members of the board of directors. In addition, Luse Gorman sent the initial draft of the merger agreement to Bybel Rutledge LLP.

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On July 14, 2016, Messrs. Zimmerman and Hasley had a telephone call with a representative of their information technology vendor to discuss financial and technical impacts of a potential transaction.

On July 15, 2016, Messrs. Zimmerman and Hasley discussed the organization structure and information technology systems for the combined institution and possible agenda items for a joint board meeting of the two companies.

On July 19, 2016, at a regular meeting, Mr. Zimmerman and Ms. Parente updated Standard’s board of directors about the status of the transaction, the results of due diligence, negotiations regarding the merger agreement and other financial and non-financial aspects of the merger transaction.

On July 20, 2016, Standard’s and Allegheny’s management teams held a conference call with a representative of the information technology provider continuing discussions of July 14.

On July 22, 2016, Allegheny’s board of directors held a special meeting to review the status of the proposed transaction. Management reviewed and discussed the strategic opportunity of a potential combination with Standard including results of due diligence to date, potential earnings impact on the transaction, deal charges, pricing, strategic discussions including governance of the combined company, and next steps in the process. Mr. Hull of Boenning reviewed with the board a draft merger model, analysis and assumptions and included a summary deal value, pro forma merger analysis, cost savings, impact on capital ratios, transaction intangibles and fair value adjustments, comparative transaction analysis, non-interest expense savings, and estimated one time transaction expenses. Bybel Rutledge LLP discussed with the board of directors their fiduciary duties under the law and in particular in the context of mergers and acquisitions.

On July 22, 2016, Standard held a conference call with Luse Gorman and KBW to review and discuss the merger agreement.

In addition, on July 22, 2016, after previous discussions with Bybel Rutledge, Luse Gorman provided a revised draft of the merger agreement for review.

On July 25, 2016, Messrs. Zimmerman and Hasley discussed by telephone the process for moving forward on a definitive agreement and reviewed a presentation developed for a joint meeting of the boards of Standard and Allegheny scheduled for July 26, 2016.

On July 25, 2016, Mr. Halsey, Mr. Hull from Boenning and Nicholas Bybel, Jr. and L. Renee Lieux from Bybel Rutledge LLP reviewed material terms and conditions in the draft of the merger agreement and developed an outline of outstanding issues and terms to be resolved.

On July 26, 2016, the boards of Standard and Allegheny met jointly. Messrs. Zimmerman and Hasley made a presentation to the boards outlining the strategic rationale and anticipated effects of the proposed merger of equals including combining the legacy of both companies with a similar vision and mission, maximizing efficiencies through economies of scale, broadening the customer base, and generally providing greater benefits for both companies’ customers, communities, employees and shareholders. The presentation also included a review of the strategic direction and business plan components developed jointly by management for the combined company after consummation of the transaction. Finally, the meeting reviewed the combined board of directors and senior management team, and the board members of each company reviewed their individual backgrounds and perspectives on the proposed merger of equals with each other.

On July 27, 2016, Standard’s board of directors held a special meeting to discuss the status of the transaction and to discuss the joint dinner meeting. Also on July 27, 2016, Messrs. Zimmerman and Hasley had a telephone call to discuss the July 26 joint meeting of the two boards.

On July 28, 2016, Allegheny’s board of directors met to discuss non-financial terms of the proposed transaction, governance structure and responsibilities, the board and committee structure of the combined entity and concerns related to obtaining the required Allegheny shareholder vote to approve the proposed transaction.

On July 29, 2016, after consultation with Allegheny and Boenning, Bybel Rutledge provided comments to the July 22 draft of the merger agreement.

On July 29, 2016, Standard’s board of directors held a special meeting to discuss the merger agreement and Allegheny’s comments.

On August 1, 2016, Standard, Luse Gorman and KBW participated in a conference call to discuss open issues with respect to the proposed combination.

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On August 1, 2016, the independent members of Allegheny’s board of directors met to discuss certain outstanding material terms in the proposed merger agreement. Mr. Saxon, Chairman of the Board, and Mr. Lally, Chairman of the Strategic Planning Committee, were charged to meet with Mr. Hasley to discuss the results of the meeting.

On August 3, 2016, after consultation with Standard, Luse Gorman provided Bybel Rutledge with a revised draft of the merger agreement and outlined some of the material issues and terms to be negotiated on a definitive merger agreement.

On August 6, 2016, Messrs. Saxon and Lally met with Mr. Hasley to report on the August 1, 2016 meeting of independent directors.

On August 8, 2016, Messrs. Hasley and Zimmerman met to discuss Standard’s position on certain non-financial terms of the draft merger agreement primarily board governance structure and responsibilities.

On August 8, 2016, Standard, Luse Gorman and KBW participated in a conference call regarding the merger agreement and non-financial issues being negotiated.

On August 9, 2016, Allegheny held a special meeting of its board of directors and received reports from management with respect to the proposed transaction, status of negotiations on certain political, social, cultural, governance, and other non-financial terms of the draft merger agreement.

On August 10, 2016, both parties’ management teams met with representatives of the financial services technology provider to discuss and review proposals for a combined technology platform and financial impact.

On August 11, 2016, Standard, Luse Gorman and KBW participated in a conference call regarding the merger agreement.

On August 11, 2016, Standard’s board held a special meeting to review the updated merger agreement and the status of negotiations. After a lengthy discussion the board provided Mr. Zimmerman guidance on how to proceed regarding certain key issues.

On August 15, 2016, Messrs. Hasley and Zimmerman met to discuss certain non-financial and governance issues relating to the proposed merger agreement. In addition, after consultation with Allegheny and Boenning, Bybel Rutledge provided comments on the August 3, 2016 merger agreement draft.

On August 16, 2016, Bybel Rutledge provided Luse Gorman with several draft exhibits to the merger agreement.

On August 17, 2016, after conversations between each company’s counsel and consultation with Allegheny, Bybel Rutledge provided Luse Gorman with a revised draft of the merger agreement and ancillary documents. The revisions to the drafts focused on, among other matters, the continuing negotiations of specific items of the post-merger governance of the board of directors and approval requirements and board committees.

On August 18, 2016, Bybel Rutledge provided draft employment agreement amendments relating to certain Allegheny executives to Luse Gorman.

On August 18, 2016, Standard’s board of directors held a special meeting with Standard’s senior executives, Luse Gorman and KBW to review the plan of merger and the merger agreement.

On August 19, 2016, Bybel Rutledge and Luse Gorman exchanged comments to the proposed merger agreement and employment agreement amendments. The revisions to the drafts focused on, among other matters, the continuing negotiations of specific items of the post-merger governance of the board of directors and approval requirements and board committees.

From August 22 through August 26, 2016, Luse Gorman and Bybel Rutledge exchanged comments and revised drafts of the merger agreement and the exhibits and ancillary corporate governance documents including the bank merger agreement, articles and bylaws of the resulting company, employment agreement amendments, voting agreements and each company’s disclosure schedules.

On August 23, 2016, Standard’s board of directors held a regular meeting, which was attended by Standard’s senior executives, Luse Gorman and KBW to review the current status and key elements of the merger agreement. KBW reviewed with the board financial aspects of the proposed transaction and discussed on a preliminary basis the fairness opinion to be delivered by KBW, and Luse Gorman reviewed legal matters and responsibilities.

On August 25, 2016, Allegheny’s board of directors met to consider the draft merger agreement and the schedules, exhibits, and annexes thereto and their duties under the law. The board heard reports from Allegheny’s management regarding the proposed

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transaction, Boenning with respect to its fairness opinion and the supporting analyses thereof which included a dividend discount analysis and pro forma merger analysis and Bybel Rutledge LLP with respect to the terms of the merger agreement. Following the presentations, the board of directors adjourned the meeting until August 29, 2016.

On August 25, 2016, Standard’s board of directors held a special meeting, which was attended by Standard’s senior executives, Luse Gorman and KBW, to review and discuss the merger agreement, financial aspects of the transactionand the board of directors’ legal duties and responsibilities.

On August 29, 2016, Allegheny’s board reconvened its board meeting at which time Boenning reviewed updated presentation materials, Bybel Rutledge LLP discussed revisions to the merger agreement and ancillary documents, and Boenning delivered its fairness opinion. Following the presentations, the board of directors discussed, considered, approved and adopted the terms of the transaction and the merger agreement and the exhibits and schedules thereto. The Allegheny Valley Bank of Pittsburgh board met immediately thereafter and discussed, considered, approved and adopted the Bank Plan of Merger and the exhibits and schedules thereto.

On August 29, 2016, Standard’s board of directors held a special meeting to discuss and consider the definitive merger agreement, the Bank Plan of Merger and other merger related issues. KBW again reviewed with the board of directors the financial aspects of the transaction and delivered its fairness opinion, dated August 29, 2016. After discussion, the board of directors approved the merger agreement, the Bank Plan of Merger, press release and all necessary items and authorized management to take appropriate steps to complete the transaction with regular reports to the board of directors.

Following the meeting, Allegheny and Standard executed the merger agreement with schedules, exhibits, and annexes thereto. Allegheny and Standard publically announced the transaction later that day after the markets closed.

Certain Non-Public, Unaudited, Forward-Looking Information Exchanged by Standard and Allegheny

In the course of their due diligence examinations, Standard and Allegheny each provided copies of certain internal financial projections for future periods prepared by senior management to the other and to KBW and Boenning, respectively for them to use in preparing the analyses performed in connection with their respective fairness opinions.

Standard, KBW and Boenning obtained from Allegheny a copy of Allegheny’s internal 2016 operating budget, which included forecasted operating results for 2016. Allegheny and Boenning obtained from Standard a copy of Standard’s internal 2016 operating budget, which included forecasted operating results for 2016, Standard’s strategic plan (2016-2018), dated July 20, 2016, and capital plan, dated September 15, 2015. Further, KBW and Boenning obtained additional projections for Standard and Allegheny prepared by the senior management of each company.

Allegheny’s internal 2016 operating budget provided to Standard, which had been prepared in 2015 and updated to reflect 2016 actual results through June 30, 2016, included the following projections for the year ending December 31, 2016: pre-tax income of approximately $4.7 million and total assets of approximately $460.0 million.

Standard’s internal 2016 operating budget provided to Allegheny, which had been prepared in 2015 and updated to reflect 2016 actual results through June 30, 2016, included the following projections for the year ending December 31, 2016: pre-tax income of approximately $4.9 million and total assets of approximately $480.0 million..

Further, KBW and Boenning were provided with the following additional material projections for Standard and Allegheny prepared by the senior management of each company: projected 2017 pre-tax income of approximately $5.3 million and projected 2017 total assets of approximately $500.0 million for Standard, and projected 2017 pre-tax income of approximately $5.1 million and projected 2017 total assets of approximately $470.0 million for Allegheny. Although each company prepared 2018 projections for net income and total assets, and provided such projections to each of KBW and Boenning, such information is inherently more speculative, subject to greater uncertainly and less predictive than the 2016 and 2017 projections described above.

The foregoing projections are provided for the sole purpose of describing certain projections exchanged between the parties. The inclusion of the projections in this document should not be interpreted as an indication that either Allegheny or Standard considers this information to be necessarily predictive of actual future results of operations for Allegheny, Standard or the combined company, and this information should not be relied upon for that purpose or for any other purpose.

The referenced budgets and projections involve significant assumptions regarding, among other things, interest rates, projected loan, deposit and asset growth, dividends, asset quality and allowance for loan losses, loan-to-deposit ratios and return on assets which were based on historical data, trends and interim results along with any known information that would potentially cause future results to differ from prior results. Additional significant assumptions underlying the projections included amounts necessary to estimate the impact of acquisition accounting, as well as anticipated costs savings. Because the projections were based on numerous

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variables and assumptions, including factors related to general economic and competitive conditions, which are inherently uncertain; accordingly, actual results could vary significantly from those set forth in the projections.

The senior management of both companies developed their 2016 operating budgets prior to and without regard for the proposed merger, and Allegheny and Standard do not publicly disclose internal management projections of the type provided to KBW and Boenning, or any other earnings guidance or financial projections. As a result, such projections were not prepared with a view towards public disclosure.

Further, such projections are not intended to comply with the guidelines for financial forecasts established by the American Institute of Certified Public Accountants or any other established guidelines regarding projections or forecasts.

The reports of the independent registered public accounting firms of Standard and Allegheny included in or incorporated by reference into this document relate solely to the historical financial information of the respective companies as referred to therein. Such reports do not extend to the above discussion of the Standard and Allegheny projections and should not be read as doing so.

Standard’s Reasons for the Merger

Standard’s board of directors considered the terms of the merger agreement, the long-term and short-term strategic and economic benefits of the proposed merger, the short and long-term pro forma financial impact and the pro forma ownership percentages of the and potential effects on the outstanding common stock of the combined company which would be held by the present holders of Standard and Allegheny common stock and determined that it is advisable and in the best interests of Standard for Standard to enter into the merger agreement with Allegheny. Accordingly, Standard’s board of directors recommends that Standard’s shareholders vote “FOR” approval and adoption of the merger agreement.

In the course of making its decision to approve the transaction with Allegheny, Standard’s board of directors evaluated the transaction in consultation with Standard’s executive management and Standard’s financial and legal advisors. Standard’s board of directors considered, among other things, the following factors:

•	Standard’s board of directors reviewed its own strategic opportunities, business, operations, financial condition, earnings, and prospects and also reviewed Allegheny’s business, operations, financial condition, earnings, and prospects, including both Standard’s and Allegheny’s geographic positions in Pennsylvania. After concluding its review, Standard concluded that the merger would enhance its competitive strategic position, potential prospective business opportunities, operations, management, prospective financial condition, future earnings and business prospects. Specifically, Standard believes that the merger will enhance its business opportunities due to the combined company having a greater market share, market presence and the ability to offer more diverse and more profitable products, as well as a broader based and geographically diversified branch system to enhance deposit collection and funding costs, and a higher legal and business lending limit to originate larger and potentially more profitable commercial loans. The greater market share, market diversity and enhanced products and services should lead to prospects of enhancing customer relationships, lower operating costs, increased earnings, and enhanced profitability from better and more diversified sources. The board of directors of Standard viewed these items as favorable factors, supporting the decision to proceed with the merger;

•	Its understanding of the current and prospective environment in which Standard and Allegheny operate, including regional and local economic conditions, the competitive environment for financial institutions generally, and continuing prospects for mergers in the financial services industry, and the likely effect of these factors on Standard and Allegheny, in light of, and in absence of, the proposed business combination. Specifically, the board of directors of Standard believes that the future business environment for financial institutions will continue to be more competitive and concentrated. The board of directors of Standard believes that the merger will help the resulting bank to be more competitive with the institutions remaining in the market place because the combined company will have numerous and greater resources than either company had individually. The board of directors of Standard viewed these items as favorable factors, supporting the decision to proceed with the merger;

•	The board believes that the ability to grow through potential acquisitions and mergers is meaningful to the long term prospects of Standard and is enhanced through the combination with Allegheny which may result in the ability of the company to grow assets and earnings in the long run for the Standard shareholders. The board viewed this as a favorable feature supporting the decision to proceed with the merger. The board reviewed with Standard’s financial advisor the potential benefits of the transaction as well as the terms of the transaction relative to transactions involving similarly-situated financial institutions;

•	The board’s review with its legal and financial advisors of the structure of the merger, the financial and other terms of the merger and related documents including the board’s assessment of the Standard exchange ratio to the Allegheny shareholders relative to the terms of and benefits to be derived from the merger, including geographically diversified

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branch system, higher legal and business lending limits, anticipated cost savings, and a diversification of the loan portfolio, which would include more profitable commercial loans;

•	The combination could result in significant cost savings, as well as the potential for incremental revenue opportunities enabling a potential significant increase in long-term future earnings accretion, improving long-term investor value, and creating a stronger franchise. The potential cost savings are expected to be derived from the reconfiguration of duplicate internal operations and administrative functions and the elimination of redundant external contractual services and from the convergence and standardization of various retirement, bonus, and incentive programs. The board of directors of Standard viewed these items as favorable factors, supporting the decision to proceed with the merger;

•	The proposed board and management structure which would position the combined company with strong leadership and strategic vision while improving its ability to attract and retain competitive management. Specifically, the board of directors of Standard viewed the resulting management structure and team as addressing a management concern that Standard had with respect to its future leadership. The resulting management team of the combined company, its experience in Standard’s market area and abilities with respect to a diversified loan portfolio which includes more profitable commercial loans was viewed as a favorable factor by the Standard board of directors in supporting this transaction;

•	The review by the Standard board of directors of the structure and terms of the merger, including the exchange ratio and the expectation that the merger would qualify as a type of transaction that is generally tax-free to shareholders for United States federal income tax purposes. The board of directors of Standard reviewed the tax-free treatment for federal income tax purposes as favorable because the board believes that it would provide the shareholders of Allegheny with more value than a taxable transaction on similar terms and the resulting company with clarity of tax status. The board viewed the exchange ratio relative to the other terms as favorable because of the future prospects for combined growth (both organic and inorganic) and profitability and the potential for price appreciation and liquidity, which factors the Standard board of directors viewed as favorably supporting the decision to proceed with the merger;

•	The ability to offer more diverse and progressive business services and products of Allegheny to Standard customers could result in opportunities to obtain synergies and compete with larger financial institutions as products are cross-marketed and distributed over a broader customer base. Specifically, the board of directors of Standard believes that this will enhance its ability to generate profits. This was viewed favorably by the Standard board of directors in supporting the transaction;

•	The ability to offer loans that have higher legal and business lending limits to Standard and Allegheny customers over a broader geographic footprint could result in opportunities to compete with larger financial institutions in the Pittsburgh MSA. This was viewed favorably by the Standard board of directors in supporting the transaction;

•	The prospects to increase long-term shareholder value by increasing the potential of share liquidity (the potential quotation of share transactions on a national exchange), increasing common stock dividends through cost savings and enhanced and accelerated earnings, and enhanced consolidated earnings, provided sufficient funds are legally available and that Standard and its subsidiary bank remains “well-capitalized” in accordance with applicable regulatory guidelines;

•	The fact that certain provisions of the merger agreement prohibit or limit Allegheny from soliciting or responding to proposals for alternative transactions, which reduce the possibility that Allegheny would terminate the merger agreement. Allegheny’s obligation to pay a termination fee of $2.2 million if the merger agreement is terminated due to Allegheny accepting another offer, and Allegheny’s obligation to pay up to $550,000 in actual third party expenses of Standard in the event that the merger agreement is terminated due to Allegheny’s failure to obtain shareholder approval are protections that the Standard board of directors viewed favorably in supporting the transaction;

•	The fact that, pursuant to the merger agreement, Allegheny must generally conduct its business in the ordinary course and Allegheny is subject to a variety of other restrictions on the conduct of its business prior to the completion of the merger or termination of the merger agreement are protections that the Standard board of directors viewed favorably in supporting the transaction;

•	The financial presentation, dated August 29, 2016, of KBW to the Standard board of directors and the opinion, dated August 29, 2016, of KBW to the Standard board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to Standard of the exchange ratio in the proposed merger, as more fully described below under “Opinion of Standard’s Financial Advisor;”

•	The potential expense and effort necessary to obtain the requisite regulatory approvals and the likelihood that the regulatory approvals necessary to complete the merger would be obtained; and

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•	The board of directors of Standard also considered the fact that the combined institution would result in a financial institution with more than $900 million in assets. The addition of the other market area is expected to provide sustained business development opportunities by enabling Standard and Allegheny to capitalize on the other’s banking franchise to compete in the Pennsylvania market.

Standard’s board of directors reviewed the totality of the future prospects opportunities of Standard its needs, the environment relative to the terms of the merger and its anticipated effects and concluded that the merger and its terms with the prospects of enhanced earnings, dividends, liquidity, with stronger, broader and deeper management while retaining operational focus were in the best long-term interests of Standard and its shareholders.

Standard’s board of directors also considered the following:

•	The fact that Standard shares to be issued to holders of Allegheny stock to complete the merger will result in reduced ownership and voting interest to existing Standard shareholders. While ownership reduction is expected to occur in the short term, the board of directors believes that the long-term benefits to be derived from the merger (increased long-term earnings, cost savings, enhanced management, increased dividends, among other things) more than offset this;

•	The proposed board and management arrangements, including Standard’s commitment to (i) appoint six (6) Allegheny directors and seven (7) Standard directors to the combined thirteen (13) member Standard board of directors and to Standard Bank board of directors, and (ii), the proposed senior officers of Allegheny as employees of Standard after the merger;

•	The risk that integration of Standard and Allegheny will not occur as desired and the potential impact of integration if not successful on the expected benefits of the merger;

•	The potential challenges associated with obtaining regulatory approvals required to complete the transaction in a timely manner;

•	The fact that, pursuant to the merger agreement, Standard must generally conduct its business in the ordinary course and Standard is subject to a variety of other restrictions on the conduct of its business prior to the completion of the merger or termination of the merger agreement, which may delay or prevent Standard undertaking business opportunities which may arise pending completion of the merger;

•	The risk that potential benefits (strategic, operational, financial), cost benefits and other synergies sought in the merger may not be realized or may not be realized within the expected time period and the risks associated with the integration of Standard and Allegheny;

•	The costs Standard expects to incur associated with its public reporting requirements, applicable corporate governance requirements and other requirements under the Sarbanes-Oxley Act of 2002 and other rules implemented by the SEC. Standard expects all of these applicable rules and regulations will increase its legal and financial compliance costs and to make certain compliance activities more time-consuming and costly;

•	The ability of Standard to pay a quarterly cash dividend in an amount no less than $0.221 per share for five years, provided that sufficient funds are legally available and Standard and Standard Bank remain “well-capitalized” in accordance with applicable regulatory guidelines;

•	The risk that certain tax attributes of Standard and Allegheny may be affected by the transaction; and

•	The potential for diversion of management and employee attention and for employee attrition during the period prior to the completion of the merger and the potential effect on Standard’s business and relations with customers, service providers and other stakeholders whether or not the merger is consummated.

The foregoing discussion of the factors considered by the Standard board of directors in evaluating the merger agreement is not intended to be exhaustive, but, rather, includes all material factors considered by the Standard board of directors. Standard’s board of directors evaluated the factors described above, including asking questions of Standard’s legal and financial advisors. In reaching its decision to approve the agreement and the merger, the Standard board of directors did not quantify or assign relative values to the factors considered, and individual directors may have given different weights to different factors.

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Standard board of directors realizes that there can be no assurance about future results, including results expected or considered in the factors listed above. The Standard board of directors considered all of the above factors as a whole, and on an overall basis considered them to be favorable to, and support, its determination to enter into the merger agreement.

Recommendation of the Standard Board of Directors

The Standard board of directors has approved the merger agreement and the merger and believes that the proposed merger is in the best interests of Standard and its shareholders. Accordingly, the Standard board of directors recommends that Standard shareholders vote “FOR” approval and adoption of the merger agreement, the merger and the transactions in connection therewith, “FOR” the approval and adoption of the amendments to the articles of incorporation, and “FOR” discretionary authority to postpone or adjourn the special meeting.

Opinion of Standard’s Financial Advisor

Standard engaged KBW to render financial advisory and investment banking services to Standard, including an opinion to the Standard board of directors as to the fairness, from a financial point of view, to Standard of the exchange ratio in the proposed merger. Standard selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger. As part of its investment banking business, KBW is continually engaged in the valuation of financial services businesses and their securities in connection with mergers and acquisitions.

As part of its engagement, representatives of KBW attended the meeting of the Standard board held on August 29, 2016 at which the Standard board evaluated the proposed merger. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered an opinion to the Standard board to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in such opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to Standard. The Standard board approved the merger agreement at this meeting.

The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Annex B to this document and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion.

KBW’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the Standard board (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion addressed only the fairness, from a financial point of view, of the exchange ratio in the merger to Standard. It did not address the underlying business decision of Standard to engage in the merger or enter into the merger agreement or constitute a recommendation to the Standard board in connection with the merger, and it does not constitute a recommendation to any holder of Standard common stock or any shareholder of any other entity as to how to vote in connection with the merger or any other matter, nor does it constitute a recommendation as to whether or not any such shareholder should enter into a voting, shareholders’, affiliates’ or other agreement with respect to the merger or exercise any dissenters’ or appraisal rights that may be available to such shareholder.

KBW’s opinion was reviewed and approved by KBW’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

In connection with the opinion, KBW reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Standard and Allegheny and bearing upon the merger, including, among other things:

•	a draft of the merger agreement, dated August 17, 2016 (the most recent draft then made available to KBW);

•	the audited financial statements and the Annual Report on Form 10-K for the fiscal year ended September 30, 2013 of Standard and the audited financial statements for the two fiscal years ended September 30, 2015 of Standard;

•	the unaudited quarterly financial statements for the fiscal quarters ended December 31, 2015, March 31, 2016 and June 30, 2016 of Standard;

•	the audited financial statements for the three fiscal years ended December 31, 2015 of Allegheny;

•	the unaudited quarterly financial statements for the fiscal quarters ended March 31, 2016 and June 30, 2016 of Allegheny;

•	certain regulatory filings of Standard and Allegheny and their respective subsidiaries, including (as applicable) the semi-

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annual reports on Form FR Y-9SP and the quarterly call reports required to be filed with respect to each semi-annual period and quarter (as the case may be) during the three year period ended December 31, 2015, the quarter ended March 31, 2016 and the quarter and semi-annual period ended June 30, 2016;

•	certain other interim reports and other communications of Standard and Allegheny to their respective stockholders; and

•	other financial information concerning the businesses and operations of Standard and Allegheny furnished to KBW by Standard and Allegheny or which KBW was otherwise directed to use for purposes of its analysis.

KBW’s consideration of financial information and other factors that it deemed appropriate under the circumstances or relevant to its analyses included, among others, the following:

•	the historical and current financial position and results of operations of Standard and Allegheny;

•	the assets and liabilities of Standard and Allegheny;

•	the nature and terms of certain other merger transactions and business combinations in the banking industry;

•	a comparison of certain financial and stock market information of Standard and Allegheny with similar information for certain other companies the securities of which are publicly traded;

•	financial and operating forecasts and projections of Allegheny that were prepared by Allegheny management, provided to and discussed with KBW by such management, and used and relied upon by KBW at the direction of such management and with the consent of the Standard board;

•	financial and operating forecasts and projections of Standard that were prepared by Standard management, provided to and discussed with KBW by such management, and used and relied upon by KBW at the direction of such management and with the consent of the Standard board; and

•	estimates regarding certain pro forma financial effects of the merger on Standard (including, without limitation, the potential cost savings and related expenses expected to result or be derived from the merger) that were prepared by Standard management, provided to and discussed with KBW by such management, and used and relied upon at the direction of such management with the consent of the Standard board.

KBW also performed such other studies and analyses as it considered appropriate and took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the banking industry generally. KBW also participated in discussions that were held with the respective managements of Standard and Allegheny regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters that KBW deemed relevant to its inquiry.

In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information provided to it or publicly available and did not independently verify the accuracy or completeness of any such information or assume any responsibility or liability for such verification, accuracy or completeness. KBW relied upon the respective managements of Standard and Allegheny as to the reasonableness and achievability of the financial and operating forecasts and projections of Standard and Allegheny, respectively, referred to above (and the assumptions and bases therefor) and KBW assumed, with the consent of Standard, that such forecasts and projections were reasonably prepared on bases reflecting the best currently available estimates and judgments of such respective managements and that such forecasts and projections would be realized in the amounts and in the time periods estimated by such respective managements. KBW further relied upon the management of Standard as to the reasonableness and achievability of the estimates regarding certain pro forma financial effects of the merger on Standard referred to above (and the assumptions and bases therefor) and KBW assumed, with the consent of Standard, that such estimates were reasonably prepared on bases reflecting the best currently available estimates and judgments of Standard management, and such estimates would be realized in the amounts and in the time periods estimated by such management.

It is understood that such forecasts, projections and estimates of Standard and Allegheny referred to above that were provided to KBW were not prepared with the expectation of public disclosure, that all such information was based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and that, accordingly, actual results could vary significantly from those set forth in such information. KBW assumed, based on discussions with the respective managements of Standard and Allegheny and with the consent of the Standard board, that all such information provided a reasonable basis upon which KBW could form its opinion and KBW expressed no view as to any

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such information or the assumptions or bases therefor. KBW relied on all such information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

KBW assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Standard or Allegheny since the date of the last financial statements of each such entity that were made available to KBW. KBW is not an expert in the independent verification of the adequacy of allowances for loan and lease losses and KBW assumed, without independent verification and with Standard’s consent, that the aggregate allowances for loan and lease losses for Standard and Allegheny are adequate to cover such losses. In rendering its opinion, KBW did not make or obtain any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Standard or Allegheny, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor did KBW examine any individual loan or credit files, nor did it evaluate the solvency, financial capability or fair value of Standard or Allegheny under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, KBW assumed no responsibility or liability for their accuracy.

KBW assumed, in all respects material to its analyses:

•	the merger would be completed substantially in accordance with the terms set forth in the merger agreement (the final terms of which KBW assumed would not differ in any respect material to its analyses from the latest draft of the merger agreement that had been reviewed by KBW) with no adjustments to the exchange ratio;

•	any related transactions (including the bank subsidiary merger and any of the quarterly dividends contemplated to be declared and paid by Standard and Allegheny prior to and, in the case of Standard, following the closing of the merger) would be completed substantially in accordance with the terms or descriptions set forth in the merger agreement or as otherwise described to KBW by representatives of Standard;

•	the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement were true and correct;

•	each party to the merger agreement or any of the related documents would perform all of the covenants and agreements required to be performed by such party under such documents;

•	there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the merger and any related transactions (including the bank subsidiary merger and any of the quarterly dividends contemplated to be declared and paid by Standard and Allegheny) and that all conditions to the completion of the merger and any related transaction would be satisfied without any waivers or modifications to the merger agreement or any related documents; and

•	in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger and any related transactions (including the bank subsidiary merger and any of the quarterly dividends contemplated to be declared and paid by Standard and Allegheny), no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, would be imposed that would have a material adverse effect on the future results of operations or financial condition of Standard, Allegheny or the pro forma entity or the contemplated benefits of the merger, including the cost savings and related expenses expected to result or be derived from the merger.

KBW assumed that the merger would be consummated in a manner that complied with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. KBW was further advised by representatives of Standard that Standard relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Standard, Allegheny, the merger and any related transaction (including the bank subsidiary merger and the quarterly dividends contemplated to be declared and paid by Standard and Allegheny), and the merger agreement. KBW did not provide advice with respect to any such matters. At the direction of Standard and with the consent of the Standard board, for purposes of its opinion, KBW assumed the declaration and payment by Standard and Allegheny of all quarterly dividends in amounts and for time periods as set forth in the merger agreement or as otherwise described to KBW by representatives of Standard.

KBW’s opinion addressed only the fairness, from a financial point of view, as of the date of such opinion, of the exchange ratio in the merger to Standard. KBW expressed no view or opinion as to any other terms or aspects of the merger or any terms or aspects of any related transaction (including the bank subsidiary merger and the quarterly dividends contemplated to be declared and paid by Standard and Allegheny), including without limitation, the form or structure of the merger or any related transaction, any consequences of the merger or any related transaction to Standard, its stockholders, creditors or otherwise, or any terms, aspects or implications of any employment, consulting, voting, support, stockholder or other agreements, arrangements or understandings

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contemplated or entered into in connection with the merger, any related transaction, or otherwise. KBW’s opinion was necessarily based upon conditions as they existed and could be evaluated on the date of such opinion and the information made available to KBW through such date. Developments subsequent to the date of KBW’s opinion may have affected, and may affect, the conclusion reached in KBW’s opinion, and KBW did not, and does not, have an obligation to update, revise or reaffirm its opinion. KBW’s opinion did not address, and KBW expressed no view or opinion with respect to:

•	the underlying business decision of Standard to engage in the merger or enter into the merger agreement;

•	the relative merits of the merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by Standard or the Standard board;

•	the fairness of the amount or nature of any compensation to any of Standard’s officers, directors or employees, or any class of such persons, relative to any compensation to the holders of Standard common stock or relative to the exchange ratio;

•	the effect of the merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of Standard or Allegheny or any other party to any transaction contemplated by the merger agreement;

•	any adjustment (as provided in the merger agreement) to the exchange ratio assumed to be paid in the merger for purposes of KBW’s opinion;

•	whether any of Standard, Allegheny or the pro forma entity has or will have sufficient cash, available lines of credit or other sources of funds to enable it to pay any of the quarterly dividends contemplated to be declared and paid applicable thereto;

•	the actual value of Standard common stock to be issued in the merger;

•	the prices, trading range or volume at which Standard common stock or Allegheny common stock may trade following the public announcement of the merger or the prices, trading range or volume at which Standard common stock may trade following the consummation of the merger;

•	any advice or opinions provided by any other advisor to any of the parties to the merger or any other transaction contemplated by the merger agreement; or

•	any legal, regulatory, accounting, tax or similar matters relating to Standard, Allegheny, any of their respective shareholders, or relating to or arising out of or as a consequence of the merger or any other related transaction (including the bank subsidiary merger and the quarterly dividends contemplated to be declared and paid by Standard and Allegheny), including whether or not the merger would qualify as a tax-free reorganization for United States federal income tax purposes.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, Standard and Allegheny. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the KBW opinion was among several factors taken into consideration by the Standard board in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the Standard board with respect to the fairness of the merger consideration. The type and amount of consideration payable in the merger were determined through negotiation between Standard and Allegheny and the decision to enter into the merger agreement was solely that of the Standard board.

The following is a summary of the material financial analyses presented by KBW to the Standard board in connection with its opinion. The summary is not a complete description of the financial analyses underlying the opinion or the presentation made by KBW to the Standard board, but summarizes the material analyses performed and presented in connection with such opinion. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex analytic process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses,

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including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.

For purposes of the financial analyses described below, KBW utilized an implied transaction value for the proposed merger of $54.1 million, or $51.55 per outstanding share of Allegheny common stock, based on the 2.083x exchange ratio in the proposed merger and the closing price of Standard common stock on August 26, 2016 and assuming the declaration and payment by Allegheny of quarterly stock dividends through the closing of the merger as estimated by Standard management.

Selected Companies Analysis. Using publicly available information, KBW compared the financial performance, financial condition and market performance of Standard and Allegheny to 10 selected U.S. commercial banks, thrifts, and bank holding companies that were listed on NASDAQ, the New York Stock Exchange or NYSE MKT and headquartered in the Mid-Atlantic, Northeast, Midwest or Southeast regions (which regions included Alabama, Arkansas, Connecticut, Delaware, Florida, Georgia, Illinois, Indiana, Iowa, Kansas, Kentucky, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Nebraska, New Hampshire, New Jersey, New York, North Carolina, North Dakota, Ohio, Pennsylvania, Rhode Island, South Carolina, South Dakota, Tennessee, Vermont, Virginia, Washington, D.C., West Virginia, and Wisconsin) with total assets between $400 million and $600 million and latest 12 months (“LTM”) core return on average assets ratios greater than 0.50%. Mutual holding companies were excluded from the selected companies.

The selected companies were as follows:

IF Bancorp, Inc.	Poage Bankshares, Inc.
Elmira Savings Bank	Citizens First Corporation
Bank of the James Financial Group, Inc.	Bank of South Carolina Corporation
United Community Bancorp	Southwest Georgia Financial Corporation
Wayne Savings Bancshares, Inc.	United Bancorp, Inc.

To perform this analysis, KBW used profitability and other financial information for, as of, or, in the case of latest 12 months (“LTM”) information through the most recent completed quarter available (which in the case of Standard and Allegheny was the fiscal quarter ended June 30, 2016) and market price information as of August 26, 2016. Where consolidated holding company level financial data for the selected companies was unreported, subsidiary bank level data was utilized to calculate ratios. Certain financial data prepared by KBW, and as referenced in the tables presented below, may not correspond to the data presented in the historical financial statements of Standard or Allegheny, or the data prepared by Allegheny’s financial advisor presented under the section “The Merger — Opinion of Allegheny’s Financial Advisor,” as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning the financial performance of Standard, Allegheny and the selected companies:

			Selected Companies
	Standard	Allegheny	Average	Median	25th Percentile	75th Percentile
LTM Core Return on Average Assets (%)(1)	0.73	0.78	0.75	0.71	0.56	0.89
LTM Core Return on Average Equity (%)(1)	4.70	6.72	7.31	7.80	4.98	9.56
LTM Net Interest Margin (%)	2.87	3.47	3.58	3.67	3.14	3.88
LTM Fee Income to Revenue Ratio (%)(2)	17.5	14.3	18.5	18.1	15.4	21.7
LTM Efficiency Ratio (%)	67.8	69.2	71.5	71.1	75.8	69.6

(1)	Core income excludes extraordinary items, non-recurring items, gains / (losses) on sale of securities, and amortization of intangibles
(2)	Excludes gains / (losses) on sale of securities

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KBW’s analysis also showed the following concerning the financial condition of Standard, Allegheny and the selected companies:

			Selected Companies
	Standard	Allegheny	Average	Median	25th Percentile	75th Percentile
Tangible Common Equity / Tangible Assets (%)	13.50	10.08	10.23	9.52	8.91	12.21
Total Risk Based Capital Ratio (%)	23.07	13.88	15.90	14.15	13.56	18.15
Loans / Deposits (%)	105.3	91.5	90.0	95.4	83.9	99.6
Loan Loss Reserve / Loans (%)	1.00	1.26	1.09	1.07	0.88	1.25
Nonperforming Assets / Loans + OREO (%)(1)	0.28	1.90	1.17	1.22	1.41	0.84
LTM Net Charge-Offs / Average Loans (%)	0.01	0.09	0.09	0.08	0.14	0.07

(1)	Nonperforming assets include nonaccrual loans, restructured loans and OREO

In addition, KBW’s analysis showed the following concerning the market performance of Standard, Allegheny and the selected companies (excluding the impact of the latest 12 months earnings per share (“EPS”) multiple for one of the selected companies, which multiple was considered to be not meaningful because it was greater than 30.0x):

			Selected Companies
	Standard	Allegheny	Average	Median	25th Percentile	75th Percentile
One – Year Stock Price Change (%)	14.3	10.5	13.6	13.9	6.1	20.5
One – Year Total Return (%)	16.2	15.5	16.4	15.3	8.8	24.9
YTD Price Change (%)	(2.9)	(6.0)	3.2	1.3	(2.1)	7.4
Stock Price / Book Value per Share (x)	0.88	0.85	1.12	0.99	0.93	1.14
Stock Price / Tangible Book Value per Share (x)	1.00	1.01	1.19	1.06	0.95	1.23
Stock Price / LTM EPS (x)	17.3	12.2	15.4	15.6	13.2	17.8
Dividend Yield (%) (1)	1.8	4.4	2.4	2.3	1.6	2.9
LTM Dividend Payout Ratio (%) (1)	30.8	53.3	39.8	35.8	25.8	56.1

(1)	Dividend yield and LTM dividend payout ratio reflect most recent quarterly dividend annualized as a percentage of stock price and LTM EPS, respectively

No company used as a comparison in the above selected companies analysis is identical to Standard or Allegheny. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

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Select Acquisition Transactions Analysis. KBW reviewed publicly available information related to 23 selected U.S. bank and thrift transactions announced since January 1, 2011 with the acquired companies headquartered in the Mid-Atlantic region (which included Delaware, Maryland, New Jersey, New York, Pennsylvania and Washington, D.C.), deal values between $10.0 million and $75.0 million and LTM return on average assets ratios greater than or equal to 0.50%. Transactions with no reported deal value as defined by SNL Financial were excluded from the selected transactions. The selected transactions were as follows:

Acquiror	Acquired Company
Revere Bank	Monument Bank
DNB Financial Corporation	East River Bank
Lakeland Bancorp, Inc.	Harmony Bank
Emclaire Financial Corp.	United-American Savings Bank
NexTier Incorporated	Eureka Financial Corporation
Northfield Bancorp, Inc.	Hopewell Valley Community Bank
Lakeland Bancorp, Inc.	Pascack Bancorp, Inc.
Juniata Valley Financial Corp.	FNBPA Bancorp, Inc.
Andover Bancorp, Inc.	Community National Bank of Northwestern Pennsylvania
Howard Bancorp, Inc.	Patapsco Bancorp, Inc.
CB Financial Services, Inc.	FedFirst Financial Corporation
Salisbury Bancorp, Inc.	Riverside Bank
WSFS Financial Corporation	First Wyoming Financial Corporation
1st Constitution Bancorp	Rumson-Fair Haven Bank & Trust Co.
Wilshire Bancorp, Inc.	BankAsiana
Haven Bancorp, MHC	Hilltop Community Bancorp, Inc.
Lakeland Bancorp, Inc.	Somerset Hills Bancorp
F.N.B. Corporation	Annapolis Bancorp, Inc.
Penns Woods Bancorp, Inc.	Luzerne National Bank Corporation
S&T Bancorp, Inc.	Gateway Bank of Pennsylvania
Provident New York Bancorp	Gotham Bank of New York
Sandy Spring Bancorp, Inc.	CommerceFirst Bancorp, Inc.
Ocean Shore Holding Co.	CBHC Financialcorp, Inc.

For each selected transaction, KBW derived the following implied transaction statistics, in each case based on the transaction consideration value paid for the acquired company and using financial data based on the acquired company’s then latest publicly available financial statements prior to the announcement of the acquisition:

•	Price per common share to tangible book value per share of the acquired company (in the case of selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by total tangible common equity);

•	Tangible equity premium to core deposits (total deposits less time deposits greater than $100,000) of the acquired company, referred to as core deposit premium; and

•	Price per common share to LTM EPS of the acquired company (in the case of selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by LTM net income)

KBW also reviewed the price per common share paid for the acquired company for each selected transaction in which the acquired company was publicly traded as a premium to the closing price of the acquired company one day prior to the announcement of the acquisition (expressed as a percentage and referred to as the one-day market premium). The above transaction statistics for the selected transactions were compared with the corresponding transaction statistics for the proposed merger based on the implied transaction value for the proposed merger of $54.1 million and using historical financial information for Allegheny as of or for the 12 months ended June 30, 2016.

The results of the analysis are set forth in the following table:

		Selected Transactions
Transaction Price to	Standard/Allegheny Merger	Average	Median	25th Percentile	75th Percentile
Tangible Book Value (x)	1.23	1.35	1.30	1.27	1.50
Core Deposit Premium (%)	3.7	6.1	5.5	3.6	7.7
LTM EPS (x)	15.0	20.4	20.3	17.5	22.6
1-Day Market Premium (%)	22.6	47.5	49.9	29.6	65.6

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No company or transaction used as a comparison in the above selected transaction analysis is identical to Allegheny or the proposed merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Select Mergers of Equals Transactions Analysis. KBW reviewed publicly available information related to eight selected U.S. bank and thrift transactions announced since January 1, 2011 with deal values between $10.0 million and $75.0 million, stock consideration greater than or equal to 75%, LTM return on average assets ratios greater than 0.50%, and acquired assets greater than 35% of pro forma assets. Transactions with no reported deal value as defined by SNL Financial were excluded from the selected transactions. The selected transactions were as follows:

Acquiror	Acquired Company
Coastal Carolina Bancshares, Inc.	VistaBank
Sunshine Bancorp, Inc.	FBC Bancorp, Inc.
County Bank Corp	Capac Bancorp, Inc.
River Financial Corporation	Keystone Bancshares, Inc.
Commerce Union Bancshares, Inc.	Reliant Bank
Carolina Alliance Bank	Forest Commercial Bank
Old Florida Bancshares, Inc. HaleCo Bancshares, Incorporated	New Traditions National Bank LubCo Bancshares, Inc.

For each selected transaction, KBW derived the following implied transaction statistics, in each case based on the transaction consideration value paid for the acquired company and using financial data based on the acquired company’s then latest publicly available financial statements prior to the announcement of the acquisition:

•	Price per common share to tangible book value per share of the acquired company (in the case of selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by total tangible common equity);

•	Core deposit premium; and

•	Price per common share to LTM EPS of the acquired company (in the case of selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by LTM net income).

The above transaction statistics for the selected transactions were compared with the corresponding transaction statistics for the proposed merger based on the implied transaction value for the proposed merger of $54.1 million and using historical financial information for Allegheny as of or for the 12 months ended June 30, 2016.

The results of the analysis are set forth in the following table:

		Selected Transactions
Transaction Price to	Standard/Allegheny Merger	Average	Median	25th Percentile	75th Percentile
Tangible Book Value (x)	1.23	1.12	1.12	0.98	1.29
Core Deposit Premium (%)	3.7	1.4	0.9	(0.2)	4.0
LTM EPS (x)	15.0	12.7	13.2	11.3	15.4

No company or transaction used as a comparison in the above selected transaction analysis is identical to Allegheny or the proposed merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Relative Contribution Analysis. KBW analyzed the relative standalone contribution of Standard and Allegheny to various pro forma balance sheet and income statement items and the pro forma market capitalization of the combined entity. This analysis did not include purchase accounting adjustments or cost savings. To perform this analysis, KBW used (i) historical balance sheet data for Standard and Allegheny as of June 30, 2016, (ii) historical earnings data for Standard and Allegheny for the 12 months ended June 30, 2016, (iii) earnings estimates for Standard provided by Standard management, (iv) earnings estimates for Allegheny provided by Allegheny management, and (v) market price data as of August 26, 2016. The results of KBW’s analysis are set forth in the following table, which also compares the results of KBW’s analysis with the implied pro forma ownership percentages of Standard and Allegheny shareholders in the combined company based on the 2.083x exchange ratio in the proposed merger (assuming the

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declaration and payment by Allegheny of quarterly stock dividends through the closing of the merger as estimated by Standard management):

	Standard as a % of Total	Allegheny as a % of Total
Ownership
Pro Forma Ownership	54%	46%
Balance Sheet
Assets	53%	47%
Gross Loans Held for Investment	56%	44%
Deposits	52%	48%
Tangible Common Equity	60%	40%

	Standard as a % of Total	Allegheny as a % of Total
Income Statement
Latest 12 Months Net Income	51%	49%
2016 Estimated Net Income	48%	52%
2017 Estimated Net Income	49%	51%
Market Capitalization
Market Capitalization	60%	40%

Pro Forma Financial Impact Analysis. KBW performed a pro forma financial impact analysis that combined projected income statement and balance sheet information of Standard and Allegheny. Using closing balance sheet estimates as of March 31, 2017 for Standard and Allegheny provided by the respective managements of Standard and Allegheny, financial forecasts and projections relating to the earnings of Standard provided by Standard management, financial forecasts and projections relating to the earnings of Allegheny provided by Allegheny management, and pro forma assumptions (including, without limitation, the cost savings and related expenses expected to result from the merger, certain accounting adjustments assumed with respect thereto and estimated quarterly dividends contemplated to be declared and paid by Standard following the closing of the merger) provided by Standard management, and assuming the declaration and payment of quarterly stock and cash dividends by Allegheny and quarterly cash dividends by Standard through the closing of the merger as estimated by Standard management, KBW analyzed the estimated financial impact of the merger on certain projected financial results. This analysis indicated that the merger could be accretive to Standard’s 2017 and 2018 estimated EPS and dilutive to Standard’s estimated tangible book value per share as of March 31, 2017. Furthermore, the analysis indicated that, pro forma for the merger, each of Standard’s tangible common equity to tangible assets ratio, leverage ratio, Tier 1 Risk-Based Capital Ratio and Total Risk Based Capital Ratio as of March 31, 2017 could be lower. For all of the above analysis, the actual results achieved by Standard following the merger may vary from the projected results, and the variations may be material.

Discounted Cash Flow Analysis. KBW performed a discounted cash flow analysis to estimate a range for the implied equity value of Allegheny, taking into account the cost savings and related expenses expected to result from the merger as well as certain accounting adjustments assumed with respect thereto, and assuming the declaration and payment by Allegheny of quarterly stock and cash dividends through the closing of the merger as estimated by Standard management. In this analysis, KBW used financial forecasts and projections relating to the earnings and assets of Allegheny provided by Allegheny management and estimated cost savings and related expenses and accounting adjustments provided by Standard management, and KBW assumed discount rates ranging from 15.0% to 17.0%. The ranges of values were derived by adding (i) the present value of the estimated excess cash flows that Allegheny could generate over the five-year period from 2017 to 2021 and (ii) the present value of Allegheny’s implied terminal value at the end of such period, in each case applying estimated cost savings and related expenses and accounting adjustments. KBW assumed that Allegheny would maintain a tangible common equity to tangible assets ratio of 8.00% and would retain sufficient earnings to maintain that level. In calculating the terminal value of Allegheny, KBW applied a range of 13.0x to 15.0x estimated 2022 earnings. This discounted cash flow analysis resulted in a range of implied values per share of Allegheny common stock, taking into account the cost savings and related expenses expected to result from the merger as well as certain accounting adjustments assumed with respect thereto, and assuming the declaration and payment by Allegheny of quarterly stock dividends through the closing of the merger as estimated by Standard management, of $62.74 to $74.45.

KBW also performed a discounted cash flow analysis to estimate a range for the implied equity value of Standard. In this analysis, KBW used financial forecasts and projections relating to the earnings and assets of Standard provided by Standard management, and KBW assumed discount rates ranging from 15.0% to 17.0%. The ranges of values were derived by adding (i) the present value of the estimated free cash flows that Standard could generate over the five year period from 2017 to 2021, and (ii) the present value of Standard’s implied terminal value at the end of such period. KBW assumed that Standard would maintain a tangible common equity to tangible assets ratio of 8.00% and would retain sufficient earnings to maintain that level. In calculating the terminal

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value of Standard, KBW applied a range of 13.0x to 15.0x estimated 2022 earnings. This discounted cash flow analysis resulted in a range of implied values per share of Standard common stock of $22.92 to $25.62.

The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates, and discount rates. The above analyses did not purport to be indicative of the actual values or expected values of Allegheny or Standard.

Miscellaneous. KBW acted as financial advisor to Standard in connection with the proposed merger and did not act as an advisor to or agent of any other person. As part of its investment banking business, KBW is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of their broker-dealer businesses and further to certain sales and trading relationships, KBW and its affiliates may from time to time purchase securities from, and sell securities to, Standard and Allegheny and their respective affiliates, and as market makers in securities, KBW and its affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of Standard or Allegheny for its and their own accounts and for the accounts of its and their respective customers and clients.

Pursuant to the KBW engagement agreement, Standard agreed to pay KBW a non-refundable cash fee equal to $520,000, $150,000 of which became payable concurrently with the rendering of KBW’s opinion and the balance of which is contingent upon the consummation of the merger. Standard also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its engagement and to indemnify KBW against certain liabilities relating to or arising out of KBW’s engagement or KBW’s role in connection therewith. In addition to the present engagement, KBW has provided investment banking and financial advisory services to Standard during the two years preceding the date of its opinion but did not receive compensation for such services. KBW agreed to act as financial advisor to Standard in June 2015 and in October 2015, in each case in connection with a potential acquisition by Standard that was not consummated and for which no compensation was received. In the two years preceding the date of its opinion, KBW did not provide investment banking and financial advisory services to Allegheny. KBW may in the future provide investment banking and financial advisory services to Standard or Allegheny and receive compensation for such services.

Allegheny’s Reasons for the Merger

In the course of making its decision to approve the transaction with Standard, Allegheny’s board of directors consulted with executive management and Allegheny’s financial and legal advisors. Allegheny’s board of directors considered, among other things, the following factors:

Strategic Considerations

•	The merger is a combination of two storied Pittsburgh banking franchises with complementary visions and missions;

•	The merger is a true merger of equals partnership that leverages the best of both companies;

•	The merger of Standard and Allegheny would create a financial institution with almost $1.0 billion in assets. The combined company’s increased size and scale would be better able to absorb increasing regulatory and compliance expenses than Allegheny would on its own. The increased scale will enable a more efficient operation and broadened customer base;

•	Since the two companies serve markets that are geographically complementary, the combined entity will have a more diverse market concentration than either of the two companies on their own;

•	The significant increase in assets, capital, earnings and management depth would create opportunities for future strategic acquisitions, asset growth, earnings growth and increased shareholder value. The combined bank will have a much larger capital base from which to grow and expand our community banking foothold in the Pittsburgh market;

•	The current environment in the banking and financial services industry, including national and regional economic conditions, continued consolidation, evolving trends and competition, and the likely effect of these factors on Allegheny in light of, and in the absence of, the merger. The combined company will have the ability to better mitigate the comprehensive risks inherent in the banking business;

•	The proposed board and management structure which would position the combined company with strong leadership and strategic vision while improving its ability to attract and retain competitive management. Specifically, the board viewed the

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resulting management structure and depth as a positive management succession strategy. The resulting management of the combined company, its experience and abilities was viewed as a favorable factor by Allegheny’s board of directors in supporting the transaction;

•	Standard’s business, operations, financial condition, earnings and prospects and Allegheny’s business, operations, financial condition, earnings and prospects, taking into account the results of the due diligence review of Standard by Allegheny and its financial, legal and other advisors;

•	The potential alternatives available to Allegheny, including other potential extraordinary transactions and the alternative of remaining independent, and the risks and challenges inherent in successfully implementing Allegheny’s business plans, the value to the shareholders of these alternatives, the timing and likelihood of achieving value from these alternatives; and

•	The ability to complete the merger, including, in particular, the likelihood of obtaining regulatory approval and the provisions of the merger agreement regarding the parties’ obligations to pursue the regulatory approvals.

Financial Impact on Shareholders

•	The merger’s potential cost savings, as well as the potential for increased revenue opportunities which would provide significant increases in earnings per share over what Allegheny would have earned per share had it remained independent. The potential cost savings are expected to come from the reduction of duplicate resources and administrative functions as well as the elimination of redundant external contractual services and the standardization of various retirement benefits;

•	The combined company will be poised to create significant value for shareholders, including;

o	earnings per share growth: projected to be higher than what Allegheny could have earned on its own,

o	the scale achieved from the increased size should permit the combined company to generate earnings growth at a higher rate than Allegheny could do so on an independent basis,

o	immediately accretive to book value per share, and

o	immediately accretive to tangible book value per share.

•	As a provision of the merger, the new combined parent holding company will continue to pay a cash dividend that, adjusted for the merger exchange ratio, provides Allegheny shareholders with the same annual cash dividend of $1.84 per share;

•	The exchange ratio of 2.083 shares of Standard common stock for each share of Allegheny common stock. The closing market price per share of Standard common stock of $24.75 on August 26, 2016, the last trading day prior to the approval of the merger agreement by the Standard board of directors, which, when multiplied by the exchange ratio would suggest a market value of the merger consideration to be received by Allegheny shareholders of $51.55. However, it is expected that the market value of the consideration that Allegheny shareholders receive pursuant to the transaction in accordance with the merger agreement will change between the date of the merger agreement and the effective time of the merger and may be different than the market value of the consideration on August 26, 2016. During the 60 trading days ending on August 26, 2016 (the last trading date prior to the date of the public announcement of the execution of the merger agreement), Standard’s average stock price was $24.10 and Allegheny’s average stock price was $41.09. Therefore, based upon Standard’s 60 trading day average stock price and using the exchange ratio of 2.083 shares, the equivalent market value of Allegheny was $50.20;

•	The ability to increase scale and accelerate the achievement of certain of Allegheny’s strategic goals expanding geographically, and gaining access to personnel, expertise and other resources;

•	The belief that the prospects for long-term growth will be sufficient to overcome the costs arising from the merger;

•	The expected revenue enhancement and diversification, as well as cost savings and efficiencies; and

•	The ability of the combined company to continue to grow, through both its operations and potential future acquisitions.

Effect on Common Stock

•	For those investors who may wish to either purchase or sell shares of stock going forward, the anticipation that there will be

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greater trading volume (i.e., liquidity) to make such transactions more efficient as a combined company; and

•	The increased market capitalization of the combined company relative to Allegheny’s current market capitalization.

Form of Merger Consideration

•	2.083 shares of Standard common stock for each share of Allegheny common stock;

•	The expectation that the receipt of Standard common stock by Allegheny shareholders would generally be tax-free for U.S. federal income tax purposes; and

•	Allegheny’s shareholders would have the ability to continue to participate in the growth of the combined company.

Value of Merger Consideration

•	The premium to the market value of Allegheny’s common stock represented by the value of the merger consideration;

•	The historical and current market prices of Standard common stock and Allegheny common stock;

•	The prices, multiples of earnings per share and premiums on core deposits in other recent acquisitions of financial institutions, as compared to the price, multiples and premiums in the merger;

•	The pro forma financial effects of the merger, including the potential cost savings (resulting from back office efficiencies, consolidations and other cost savings) and the possibility of enhanced revenue from the merger and the effects of the merger on the risk-based and leverage capital ratios of the combined company and the prospects of enhanced earnings per share growth attained by a merger with Standard; and

•	The financial analysis conducted by Boenning and its opinion to the board of directors that, as of the date of the merger agreement, the exchange ratio is fair, from a financial point of view, to Allegheny shareholders.

No Shop, Termination and Break-Up Fee

•	The restrictions imposed on Standard and Allegheny from soliciting alternative transactions;

•	The fact that parties’ respective board of directors may withdraw or modify its recommendation that its shareholders approve the merger only if the board concludes in good faith, after consultation with outside counsel, that failure to do so may constitute a breach of its fiduciary duties;

•	The provisions permitting the Allegheny board of directors to terminate the merger agreement if the value of Standard common stock were to decline to less than $19.80 (a greater than 20% decline from its price on August 26, 2016 of $24.75) and underperform the KBW Nasdaq Bank Index by more than 20% during such time period;

•	The break-up fee of $2.2 million that Standard or Allegheny would be required to pay to the other if the merger agreement is terminated under certain circumstances and Standard or Allegheny subsequently merges, is acquired or liquidates;

•	The fact that the break-up fee provision of the merger agreement could have the effect of discouraging other acquisition proposals for a business combination between Standard or Allegheny and a third party;

•	The fact that Allegheny or Standard may terminate the merger agreement upon a material breach by the other party and receive reimbursement of actual out-of-pocket costs and expenses, not to exceed $400,000;

•	The fact that Allegheny or Standard would be required to pay to the other if each company’s shareholder approval of the merger agreement is not obtained actual third party expenses directly related to the merger but not to exceed $550,000.

Directors and Officers

•	Allegheny’s board of directors and senior management will play a significant role in the combined company. The agreement that 6 of the 13 members of the combined company’s board of directors would be alumni of the Allegheny board of directors, Andrew W. Hasley would be appointed to serve as the combined company’s president, and certain other senior officers would remain employees after the merger;

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•	The existence and nature of the voting agreements to be obtained from the directors of Standard and Allegheny in support of the merger; and

•	The fact that the interests of certain of Standard’s and Allegheny’s officers and directors may be said to be different from, or in addition to, the interests of shareholders generally.

Other Constituencies

•	The possible effects of the merger on Allegheny’s employees, customers, suppliers and creditors and on the communities in which Allegheny’s facilities are located;

•	The companies have similar community banking cultures which will benefit customers, communities and employees;

•	Management’s belief that Allegheny’s customers would benefit from a combination with Standard due to the combined company’s enhanced ability to serve its customers more broadly and effectively because of the combined company’s greater scale, lending capabilities and range of financial products and services; and

•	The complexity and risks involved in successfully integrating Standard and Allegheny in a timely manner, and the potential impact of integration on various constituencies.

Allegheny’s board of directors reviewed the totality of the future prospects and opportunities of Allegheny, its needs, the environment relative to the terms of the merger and its anticipated effects and concluded that the merger and its terms with the prospects of enhanced earnings, dividends, liquidity, with stronger, broader and deeper management while retaining operational focus were in the best long-term interests of Allegheny and its shareholders.

Allegheny’s board of directors also considered the following:

•	The risk that integration of Allegheny and Standard will not occur as desired and the potential impact of integration if not successful on the expected benefits of the merger;

•	The potential challenges associated with obtaining regulatory approvals required to complete the transaction in a timely manner;

•	The fact that, pursuant to the merger agreement, Allegheny must generally conduct its business in the ordinary course and Allegheny is subject to a variety of other restrictions on the conduct of its business prior to the completion of the merger or termination of the merger agreement, which may delay or prevent Allegheny undertaking business opportunities which may arise pending completion of the merger;

•	The risk that potential benefits (strategic, operational, financial), cost benefits and other synergies sought in the merger may not be realized or may not be realized within the expected time period and the risks associated with the integration of Allegheny and Standard;

•	The risk that certain tax attributes of Allegheny and Standard may be affected by the transaction; and

•	The potential for diversion of management and employee attention and for employee attrition during the period prior to the completion of the merger and the potential effect on Allegheny’s business and relations with customers, service providers and other stakeholders whether or not the merger is consummated.

The foregoing discussion of the factors considered by the Allegheny board of directors in evaluating the merger agreement is not intended to be exhaustive, but, rather, includes all material factors considered by the Allegheny board of directors. Allegheny’s board of directors evaluated the factors described above, including asking questions of Allegheny’s legal and financial advisors. In reaching its decision to approve the agreement and the merger, the Allegheny board of directors did not quantify or assign relative values to the factors considered, and individual directors may have given different weights to different factors. The Allegheny board of directors relied on the experience and expertise of its legal advisors regarding the structure of the merger and the terms of the merger agreement and on the experience and expertise of its financial advisors for quantitative analysis of the financial terms of the merger.

Allegheny board of directors realizes that there can be no assurance about future results, including results expected or considered in the factors listed above. The Allegheny board of directors considered all of the above factors as a whole, and on an overall basis considered them to be favorable to, and support, its determination to enter into the merger agreement.

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Recommendation of the Allegheny Board of Directors

The Allegheny board of directors has unanimously determined that the merger agreement and the merger and believes that the proposed merger is in the best interests of Allegheny and its shareholders. Accordingly, the Allegheny board of directors recommends that Allegheny shareholders vote “FOR” approval and adoption of the merger agreement and the merger, “FOR” the advisory (non-binding) vote regarding golden parachute compensation, “FOR” discretionary authority to adjourn or postpone the special meeting, and “FOR” the proposal to approve, on an advisory (non-binding) basis, each of the amendments to Standard’s articles of incorporation.

Opinion of Allegheny’s Financial Advisor

By letter dated June 7, 2016, Allegheny retained Boenning, to act as its exclusive financial advisor in connection with a possible sale, merger, or other business combination. Boenning is a nationally recognized investment banking firm headquartered in West Conshohocken, Pennsylvania with an expertise in merger and acquisitions involving banks and other financial institutions. Boenning is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Boenning acted as financial advisor to Allegheny in connection with the proposed transaction and participated in certain of the negotiations leading to the execution of the merger agreement, dated as of August 29, 2016. At a meeting of the Allegheny board of directors on August 29, 2016, the Allegheny board of directors reviewed the merger agreement and Boenning delivered to the board of directors its oral and written opinion, that as of such date and based upon and subject to the various considerations set therein, the exchange ratio was fair to the holders of Allegheny common stock from a financial point of view. The Allegheny board of directors approved the merger agreement at this meeting. We will refer to the opinion of August 29, 2016 as the “Opinion.”

The full text of Boenning’s written opinion dated August 29, 2016, which is referred to herein as the Opinion, is attached as Annex C and is incorporated in this joint proxy statement/prospectus by reference. The Opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Boenning in rendering the Opinion. The description of the Opinion set forth below is qualified in its entirety by reference to the Opinion. Allegheny’s shareholders are urged to read the entire Opinion carefully in connection with their consideration of the proposed merger.

The Opinion speaks only as of its date. The Opinion was directed to the Allegheny board of directors and is directed only to the fairness, from a financial point of view, of the exchange ratio of STND common stock to be received by the holders of Allegheny common stock. It does not address the underlying business decision of Allegheny to engage in the merger or any other aspect of the merger and is not a recommendation to any Allegheny shareholder as to how such shareholder should vote at the special meeting with respect to the merger or any other matter.

In connection with rendering the Opinion, Boenning reviewed and considered, among other things:

•	the merger agreement;

•	audited financial statements for the three years ended December 31, 2015 and September 30, 2015 and other historical financial information of Allegheny and Standard, respectively;

•	certain publicly available financial statements and other historical financial information of Allegheny and Standard;

•	certain internal financial projections for Allegheny and Standard and for the calendar years ending December 31, 2016, 2017 and 2018, as provided by senior management of Allegheny and Standard;

•	the pro forma financial impact of the proposed merger between Standard and Allegheny based on assumptions as determined by the senior managements of Standard and Allegheny, relating to transaction expenses, purchase accounting adjustments and cost savings;

•	the terms and structures of other comparable recent mergers and acquisition transactions in the commercial banking sector;

•	the current market environment generally and in the commercial banking sector in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Boenning considered relevant.

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Boenning also discussed with certain members of senior management of Allegheny the business, financial condition, results of operations and prospects of Allegheny and held similar discussions with senior management of Standard concerning the business, financial condition, results of operations and prospects of Standard.

In performing its review, Boenning relied upon the accuracy and completeness of all of the financial and other information that was available to Boenning from public sources, that was provided to Boenning by Allegheny and Standard, or their respective representatives, or that was otherwise reviewed by Boenning, and Boenning has assumed such accuracy and completeness for purposes of rendering the Opinion. Boenning has further relied on the assurances of the respective managements of Allegheny and Standard that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Boenning has not been asked to and has not undertaken an independent verification of any of such information and does not assume any responsibility or liability for the accuracy or completeness thereof. Boenning did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Allegheny and Standard or any of their respective subsidiaries. Boenning renders no opinion or evaluation on the collectability of any assets or the future performance of any loans of Allegheny and Standard. Boenning did not make an independent evaluation of the adequacy of the allowance for loan losses of Allegheny and Standard, or the combined entity after the merger, and it has not reviewed any individual credit files relating to Allegheny and Standard. Boenning has assumed, with Allegheny’s consent that the respective allowances for loan losses for both Allegheny and Standard are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Boenning used internal financial projections for Allegheny and Standard as provided by the senior management of Allegheny and Standard. Boenning also received and used in its analyses certain projections of transaction costs, purchase accounting adjustments, expected cost savings and other synergies which were prepared by and/or reviewed with the senior management of Allegheny and Standard. With respect to those projections, estimates and judgments, the management of Allegheny and Standard confirmed to Boenning that those projections, estimates and judgments reflected the best currently available estimates and judgments of Allegheny management of the future financial performance of Allegheny and Boenning assumed that such performance would be achieved. The projections furnished to Boenning and used by it in certain of its analyses were prepared by Allegheny’s and Standard’s senior management team. Allegheny and Standard does not publicly disclose internal management projections of the type provided to Boenning in connection with its review of the merger. As a result, such projections were not prepared with a view towards public disclosure. The projections were based on numerous variables and assumptions, which are inherently uncertain, including factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the projections. Boenning expresses no opinion as to such financial projections or estimates or the assumptions on which they are based. Boenning has also assumed that there has been no material change in Allegheny’s and Standard’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to Boenning. Boenning has assumed in all respects material to its analysis that Allegheny and Standard will remain as going concerns for all periods relevant to its analyses, that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to the merger agreement will perform all of the covenants required to be performed by such party under the merger agreement and that the conditions precedent in the merger agreement are not waived. Finally, with the consent of Allegheny, Boenning has relied upon the advice that Allegheny has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the merger agreement.

The Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect the Opinion. Boenning has not undertaken to update, revise, reaffirm or withdraw the Opinion or otherwise comment upon events occurring after the date thereof.

The Opinion was directed to the Allegheny board of directors in connection with its consideration of the merger and does not constitute a recommendation to any shareholder of Allegheny as to how any such shareholder should vote at the Allegheny special meeting. The Opinion is directed only to the fairness, from a financial point of view, of the exchange ratio to the holders of Allegheny common stock and does not address the underlying business decision of Allegheny to engage in the merger, the relative merits of the merger as compared to any other alternative business strategies that might exist for Allegheny or the effect of any other transaction in which Allegheny might engage. The Opinion shall not be reproduced or used for any other purposes, without Boenning’s prior written consent. The Opinion has been approved by Boenning’s fairness opinion committee. Boenning has consented to inclusion of the Opinion and a summary thereof in this joint proxy statement/prospectus and in the registration statement on Form S-4 which includes this joint proxy statement/prospectus. Boenning does not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by any officer, director, or employee, or class of such persons, relative to the compensation to be received in the merger by any other shareholder.

In rendering its Opinion, Boenning performed a variety of financial analyses. The following is a summary of the material analyses performed by Boenning, but is not a complete description of all the analyses underlying Boenning’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial

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analysis and the application of those methods to the particular circumstances. In arriving at its opinion, Boenning did not attribute any particular weight to any analysis or factor that it considered. Rather, Boenning made qualitative judgments as to the significance and relevance of each analysis and factor. Boenning did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support the Opinion; rather Boenning made its determination as to the fairness of the exchange ratio on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Boenning believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Boenning’s comparative analyses described below is identical to Allegheny or Standard and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Allegheny or Standard and the companies to which they are being compared.

In performing its analyses, Boenning also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Allegheny, Standard and Boenning. The analysis performed by Boenning is not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Boenning prepared its analyses solely for purposes of rendering the Opinion and provided such analyses to the Allegheny board of directors at the August 29, 2016 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Boenning’s analyses do not necessarily reflect the value of Allegheny’s common stock or the prices at which Allegheny’s common stock may be sold at any time. The analysis and the Opinion of Boenning was among a number of factors taken into consideration by the board of directors of Allegheny in making its determination to approve of Allegheny’s entry into the merger agreement and the analyses described below should not be viewed as determinative of the decision the board of directors of Allegheny or management with respect to the fairness of the merger.

At the August 29, 2016 meeting of the Allegheny board of directors, Boenning presented certain financial analyses of the merger. The summary below is not a complete description of the analyses underlying the opinions of Boenning or the presentation made by Boenning to the Allegheny board of directors, but is instead a summary of the material analyses performed and presented in connection with the Opinion.

Summary of Transaction.  The merger, while considered a merger of equals, will be accounted for as an acquisition by Standard of Allegheny using the purchase method of accounting and, accordingly, the assets and liabilities of Allegheny will be recorded at their respective fair values on the date the merger is completed. The Merger will be effected by the issuance of shares of Standard stock to Allegheny shareholders. In accordance with SFAS No. 141R, the final accounting purchase price assigned to record the shares issued in the merger will be based on the closing price of Standard’s common stock on the effective date of the merger.

Each share of Allegheny common stock will be exchanged for 2.083 shares of Standard common stock. The implied per share offer price in stock paid to Allegheny shareholders was derived by multiplying the negotiated exchange ratio of 2.083 by Standard’s closing stock price of $24.75 as of August 26, 2016, which was the last trading day prior to the execution of the merger agreement, resulting in a per share value to Allegheny’s shareholders of $51.55.

The key transaction statistics were as follows:

Aggregate Implied Consideration Offered to Allegheny (millions)	$54.1
Implied Consideration Offered Per Allegheny Common Share	$51.55
Premium / (Discount) to Allegheny’s Average Reported Stock Price(1)	23.8%
Aggregate Implied Consideration Offered to Allegheny’s:
Book Value per Share	105.7%
Tangible Book Value per Share	125.7%
LTM Earnings per Share	15.6	x
Pro Forma Allegheny Ownership	45.6%
Pro Forma Standard Ownership	54.4%

(1)	Based on $41.64 per share which represented the price of Allegheny’s 30-day average stock price as of August 26, 2016.

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Comparable Companies Analysis.   Boenning compared selected publicly available financial, operating and stock market data for both Allegheny and Standard with those of a peer group in order to compare their historical financial and operating performance with the peers and examined the financial considerations relative to the market valuations of the peers. The financial and operating data is as of June 30, 2016 (unless otherwise noted), and the stock market data is as of August 26, 2016. Given their similar size, Allegheny and Standard were compared against the same peer group. The peer group consisted of companies with an asset size between $300 million and $600 million and are located in Pennsylvania. Their respective peers are summarized below:

• Honat Bancorp, Inc.*	• Jonestown Bank and Trust Co.
• Juniata Valley Financial Corp.	• Northumberland Bancorp
• American Bank Incorporated	• First Community Financial Corporation**
• Prudential Bancorp, Inc.	• CBT Financial Corporation
• Riverview Financial Corporation	• Hamlin Bank and Trust Company*
• First Priority Financial Corp.	• Centric Financial Corporation

*      Financial data as of March 31, 2016.

**    Financial data as of December 31, 2015.

Boenning compared selected operating, financial data for Allegheny and Standard with those of its peers. The financial and operating data for Allegheny’s and Standard’s peer group is as of June 30, 2016 (unless otherwise noted) and all market data is as of August 26, 2016.

	Allegheny	Standard	Peer Median
	($ in Thousands)
Total Assets	$434,000	$484,732	$499,493
Tang. Equity / Tang. Assets	10.5%	13.5%	9.5%
Nonperforming Assets(1) / Assets	1.30%	0.22%	0.77%
LTM(3) Return on Average Assets	0.83%	0.76%	0.71%
LTM(3) Return on Average Tangible Common Equity	6.90%	5.60%	7.68%
LTM(3) Efficiency Ratio(2)	69.2%	67.8%	69.6%
Price to:
Book Value Per Common Share	88.9%	88.6%	112.5%
Tangible Book Value Per Common Share	106.8%	100.7%	115.0%
LTM(3) Earnings Per Common Share	12.2 x	17.5 x	18.5 x
Dividend Yield	4.36%	1.78%	2.67%

(1)	Defined as total nonaccrual loans plus other real estate owned plus accruing loans that are 90 days past due.
(2)	Defined as non-interest expense less intangible amortization divided by the sum of net interest income plus non-interest income.
(3)	LTM stands for the latest twelve months.

Contribution Analysis.  Boenning analyzed the contribution that Allegheny would have made to various assets, liabilities, revenue and income of the combined company’s latest twelve month earnings as of June 30, 2016 (except where noted). Boenning also reviewed the ownership percentage that Allegheny’s shareholders would receive in the transaction relative to its financial contribution to the combined company. Existing Allegheny shareholders will own approximately 45.6% of the combined company’s common stock value of the combined company. Boenning has not expressed any opinion as to the actual value of Standard common stock when issued in the merger or the price at which Standard common stock will trade after the merger.

The analysis indicated the following information as of and for the twelve months ended June 30, 2016 (except where noted) for both Allegheny and Standard:

	Allegheny	Standard
Total Assets	47.24%	52.76%
Gross Loans	44.26%	55.74%
Deposits	47.76%	52.24%
Total Equity	41.95%	58.05%
Tangible Common Equity	41.98%	59.02%
LTM(1) Net Income	49.04%	50.96%
Median of Above	44.26%	55.74%

Pro Forma Ownership	45.58%	54.42%

(1)	LTM stands for Last Twelve Months.

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Contribution Analysis Comparison. Boenning analyzed the contribution that Allegheny would have made to various assets, liabilities, revenue and income of the combined company’s latest twelve month earnings as of June 30, 2016 against comparable publicly available metrics of certain companies that had undertaken a merger of equals transaction according to SNL Financial. This analysis was conducted in order to compare the level of contribution that Allegheny was making to the combined entity relative to the amount of pro forma ownership its shareholders would retain relative to the peer group. Boenning has not expressed any opinion as to the actual value of Allegheny common stock when issued in the merger or the price at which Allegheny common stock will trade after the merger.

The analysis indicated the following information as of and for the twelve months ended June 30, 2016 for both Standard and Allegheny and the last publicly reported data prior to the transaction involving the peer medians:

	Standard / Allegheny	Merger of Equals Peer Medians
Contribution of:
Assets	53% / 47%	57% / 43%
Tangible Common Equity	59% / 41%	58% / 42%
LTM(1) Net Income	51% / 49%	59% / 41%
Non-Performing Assets (2)	84% / 16%	55% / 45%
Median of Above	55% / 45%	55% / 45%

Pro Forma Board Representation	54% / 46%	58% / 42%
Pro Forma Ownership	54% / 46%	60% / 40%

(1)	LTM stands for the latest twelve months.
(2)	Defined as total nonaccrual loans plus other real estate owned plus accruing loans that are 90 days past due. Ratios are actually reversed as a higher amount would support a lower respective contribution percentage.

No company, however, used in this analysis is identical to Allegheny, Standard or the transaction. Accordingly, an analysis of the result of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that would affect the public trading values of the companies or company to which they are being compared.

Comparable Transaction Analysis. Boenning analyzed certain information relating to recent transactions in the banking industry, consisting of seven bank and thrift transactions announced since January 1, 2012 with target assets between $100 million and $3 billion and in which the selling bank’s assets measured between 75% and 100% of the buyer’s assets at the time the sale was publicly announced. Boenning then reviewed and compared the pricing multiples of (i) the implied offer price to Allegheny based on the fixed exchange ratio of 2.083 shares of Standard common stock for each share of Allegheny common stock and Standard’s closing stock price of $24.75 as of August 26, 2016 and (ii) the median pricing multiples of the selected transaction values. The analysis indicated the following information:

Pricing Multiple	The Merger	Comparable Transaction Median
Price/Book Value	105.7	104.7
Price/Tangible Book Value	125.7	128.0
Price/Latest Twelve Months Earnings Per Share	15.6	15.2
Premium over Tangible Book Value/Core Deposits	3.7	2.7

Discounted Dividend Analysis.    Using a discounted dividend analysis, Boenning estimated the present value of the future cash flows that would accrue to a holder of a share of Allegheny’s common stock over a five-year period. This analysis was performed in order to compare the financial consideration in the transaction to an estimated implied value for Allegheny’s common stock based on projected future cash flows. This stand-alone analysis was based on several assumptions, including a price to earnings multiple range of 17.5x to 19.5x of Allegheny’s terminal year common earnings per share, earnings per share growth rates based upon Allegheny’s management’s five-year projected earnings per share, and Allegheny’s current annual common stock cash dividend of $1.84 per share. On August 26, 2016, Allegheny’s price to earnings multiple was 12.2x while the median value of its peers was 18.5x. The multiple applied to Allegheny’s estimated five-year earnings per share value is its peers’ price to earnings multiple. The terminal value and projected annual cash dividends were then discounted to present value using a discount rate of 13.0%. This discount rate was used in order to reflect an expected rate of return required by holders or prospective buyers of Allegheny’s common stock. The discount value was determined using the capital asset pricing model and the build-up method, which take into account certain factors such as the current risk free rate, the beta of bank stocks compared to the broader market and the Ibbotson risk premiums for small,

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illiquid stocks and for commercial bank stocks. We also considered comparable company returns on tangible common equity as a third hurdle rate. The average of the three methods was approximately 13.0%. The analysis indicated that, based upon the aforementioned assumptions, the per common share present value of Allegheny’s common stock, on a stand-alone basis, ranged from $44.20 to $62.41. Based on the peers’ current price to earnings multiple of 18.5x, the midpoint value was approximately $52.63.

Boenning performed a similar analysis on the five-year financial projections of Allegheny’s tangible book value per share. This analysis was based on a tangible book multiple range of 0.95x and 1.35x (Allegheny’s median peers’ multiple as of August 26, 2016 was 1.15x) to the terminal year tangible book value based upon Allegheny’s management’s five-year projected earnings per share, earnings per share growth rates based upon Allegheny’s management’s five-year projected earnings per share, and Allegheny’s current annual common stock cash dividend of $1.84 per share. The terminal value was then discounted to present value using a discount rate of 13.0%. The analysis indicated that, based upon the aforementioned assumptions, the per share present value of Allegheny’s common stock, on a stand-alone basis, ranged from $33.42 to $46.63. Based on the peers’ current price to tangible book value multiple of 1.15x, the midpoint value was approximately $39.86.

In connection with the discounted dividend analysis performed, Boenning considered and discussed with Allegheny’s board how the present value analysis would be affected by changes in the underlying assumptions, including variations with respect to the growth rate of assets, net interest spread, non-interest income, non-interest expenses and dividend payout ratio. Boenning noted that the discounted dividend stream and terminal value analysis is a widely used valuation methodology, but the assumptions that must be made, and the results of this analysis, are not necessarily indicative of actual values or future results.

Pro Forma Merger Analysis. Boenning analyzed certain potential pro forma effects of the merger, assuming the following: (i) the merger had been completed as of March 31, 2017; (ii) the implied price to be paid by Standard for each share of Allegheny common stock at the time of the announcement was $51.55 based on the fixed stock-for-stock exchange ratio of 2.083 shares of Standard’s common stock for each share of Allegheny’s common stock; (iii) estimated one-time transaction related costs expensed prior to closing; (iv) Allegheny’s performance was calculated in accordance with Allegheny’s management’s prepared earnings projections; (v) Standard’s performance was calculated in accordance with Standard management’s prepared earnings projections; (vi) certain other assumptions pertaining to costs and expenses associated with the transaction, intangible amortization, opportunity cost of cash and other items. The analyses indicated that, for the full calendar years 2018 and 2019, the merger (excluding transaction expenses) would be accretive to both Standard’s projected earnings per share and to Allegheny’s earnings per share, on a relative basis, when adjusting for the fixed exchange ratio of 2.083. On a pro forma basis as of March 31, 2017, the analyses indicated the merger would be dilutive to Standard’s tangible book value per share and accretive to Allegheny’s tangible book value per share on a relative basis when adjusting for the fixed exchange ratio of 2.083. In addition, the pro forma quarterly common stock cash dividend of $0.221 per share for the combined company would be neutral to Allegheny’s current quarterly common stock cash dividend of $0.460 per share on a relative basis when adjusting for the fixed exchange ratio of 2.083. The actual results achieved by the combined company may vary from projected results and the variations may be material.

Boenning’s Compensation and Other Relationships with Allegheny. Boenning has acted as financial advisor to Allegheny in connection with the merger and received a fee totaling $35,000 prior to the execution of the definitive agreement. In addition, Allegheny agreed to pay Boenning a transaction fee of $650,000 of which $125,000 was paid upon the signing of a definitive agreement with the remainder, net of the retainer fee which will be credited, to be paid upon the closing of the merger. Allegheny has also agreed to reimburse Boenning for its reasonable out-of-pocket expenses and to indemnify Boenning against certain liabilities arising out of its engagement.

In the ordinary course of their respective broker and dealer businesses, Boenning may purchase securities from and sell securities to Allegheny and Standard and their affiliates. Boenning may also actively trade the equity securities of Allegheny and Standard or their affiliates for its own accounts and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Boenning advised, and received compensation from, Allegheny in 2015 relating to the exploration of potential acquisition transactions, although no transaction was consummated at that time.

Except for the arrangements between Boenning and Allegheny described in the preceding paragraph, Boenning has not had any material relationship with Allegheny or Standard during the past two years nor did it receive or expect to receive any material compensation from Allegheny or Standard during the past two years. Boenning may provide services to Standard in the future (and/or to Allegheny if the Proposed Merger is not consummated), although as of the date of this opinion, there is no agreement to do so nor any mutual understanding that such services are contemplated.

Boenning’s opinion was approved by Boenning’s fairness opinion committee. Boenning did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by any of the officers, directors, or employees of any party to the merger agreement, or any class of such persons, relative to the compensation to be received by the holders of Allegheny’s common stock in the merger.

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Effect of the Merger

Upon completion of the merger, Allegheny will merge with and into Standard, which will be renamed “Standard AVB Financial Corp.” Standard and Allegheny will use their best efforts to cause Allegheny Valley Bank of Pittsburgh to merge with and into Standard Bank. The articles of incorporation and the bylaws of Standard, as amended pursuant to the merger agreement, will govern the combined company subject to the approval and adoption of certain amendments by Standard shareholders. The proposed amendments to Standard’s articles of incorporation and amended and restated bylaws are attached to this joint proxy statement/prospectus as Exhibits 5 and 6 to Annex A.

Merger Consideration

Allegheny Common Stock

Shareholders of Allegheny will receive 2.083 fully paid and non-assessable shares of Standard common stock for each share of Allegheny common stock they own immediately prior to the effective time of the merger, subject to adjustment according to the terms of the merger agreement. Standard will not issue fractional shares of common stock, and any former shareholder of Allegheny that would otherwise be entitled to receive a fractional share of Standard common stock will receive cash in an amount equal to that fraction multiplied by Standard market share price as defined in the merger agreement. See “Proposal 1: The Merger—Terms of the Merger—Exchange Procedures.”

The exchange ratio will be appropriately adjusted if there is a stock dividend, stock split, reverse stock split, common stock reclassification, or other similar event regarding Standard common stock before completion of the merger. By way of illustration, if Standard declares and pays a stock dividend of 5% on or prior to the effective time of the merger, the exchange ratio will be adjusted upward by 5%. Under this hypothetical, Allegheny shareholders entitled to receive Standard common stock pursuant to the merger agreement would receive 2.18715 shares of Standard common stock, adjusted up from 2.083 shares, for each share of Allegheny common stock they owned immediately prior to the effective time of the merger. In addition, if as of the determination date, as defined in the merger agreement, (i) Standard common stock declines to less than $19.80, and (ii) also underperforms the KBW Nasdaq Bank Index by 20% or more, and Allegheny elects to exercise its termination right, then Standard may elect to increase the exchange ratio so that the revised value of Standard common stock to be received by Allegheny shareholders is equal to the value Allegheny shareholders would have received if the Standard common stock price was $19.80. This increase to the exchange ratio would compensate Allegheny shareholders for the decrease in Standard’s common stock referenced above.

Standard will not issue fractional shares of its common stock in connection with the merger. Each holder of Allegheny common stock who otherwise would have been entitled to a fraction of a share of Standard common stock will receive cash in lieu of the fractional share of Standard common stock (without interest) in an amount calculated pursuant to the merger agreement. The merger agreement calculates the cash amount by multiplying the fractional share to which the holder would otherwise be entitled (after taking into account all shares of Allegheny common stock owned by the holder at the effective time of the merger) by the numeric average of the daily closing sales price for a share of Standard common stock as reported on the OTCQX market place maintained by OTC Markets Group Inc. for each of the consecutive five (5) trading days immediately preceding the closing date of the merger.

Standard Common Stock and Stock Options

Each share of Standard common stock and each option to purchase a share of Standard common stock outstanding immediately prior to completion of the merger will remain outstanding after the merger.

Exchange Procedures

Standard and Allegheny expect to designate Computershare Trust Company, NA to act as their exchange agent in connection with the exchange procedures for converting shares of Allegheny common stock into the merger consideration. At or prior to the effective time of the merger, Standard will deposit the merger consideration with the exchange agent for delivery to the Allegheny shareholders in accordance with the merger agreement.

As soon as reasonably practicable after the effective time of the merger, the exchange agent will mail to each Allegheny shareholder a letter of transmittal with instructions for submitting his or her Allegheny stock certificates (or evidence of book-entry shares) in exchange for Standard common stock and any cash in lieu of fractional shares. At that time, those Allegheny shareholders will need to carefully review the instructions, complete the materials enclosed with the instructions, and return the materials along with their Allegheny stock certificates (or evidence of book-entry shares). After receipt of the properly completed letter of transmittal and Allegheny stock certificates (or evidence of book-entry shares), a holder of Allegheny common stock will be entitled to receive the whole number of shares of Standard common stock and a check representing cash payment in lieu of any fractional shares.

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Shares of Standard common stock will be issued after the effective time of the merger and will entitle the holders to dividends and any other distributions to which all holders of Standard common stock are entitled. Until the letter of transmittal is submitted and the Allegheny common stock is surrendered for exchange after completion of the merger, holders will not receive any stock consideration, dividends, or distributions on any Standard common stock into which shares of their Allegheny common stock have been converted. When the letter of transmittal is submitted and the Allegheny common stock is surrendered, Standard will pay any accrued or unpaid dividends or other distributions on such Standard common stock without interest.

Following the effective time of the merger and until surrendered, all outstanding Allegheny common stock is evidence solely of the right to receive the merger consideration. In no event will Standard, Allegheny or the exchange agent be liable to any former Allegheny shareholder for any amount paid in good faith to a public official pursuant to any applicable abandoned property, escheat, or similar law.

Allegheny shareholders are urged to carefully read the information set forth under the caption “Proposal 1: The Merger—Material U.S. Federal Income Tax Consequences” and to consult their tax advisors for a full understanding of the merger’s tax consequences to them.

Effective Time

Subject to the provisions of the merger agreement, the articles of merger shall be duly prepared, executed and delivered for filing with the Maryland State Department of Assessments and Taxation or the Pennsylvania Department of State, as required, on the closing date of the merger. The merger shall become effective at such time, on such date, as the articles of merger are filed with the Maryland State Department of Assessments and Taxation or the Pennsylvania Department of State, or at such date and time as may be specified in the articles of merger. See “Proposal 1: The Merger—Terms of the Merger—Conditions to the Merger” and “Proposal 1: The Merger—Terms of the Merger—Regulatory Approvals.”

Representations and Warranties

The merger agreement contains customary representations and warranties relating to, among other things, the following:

•	Organization of Standard and Allegheny and their respective subsidiaries;

•	Capital structures of Standard and Allegheny;

•	Due authorization, execution, delivery, performance, and enforceability of the merger agreement;

•	Receipt of consents or approvals of governmental entities or third parties necessary to complete the merger;

•	Preparation of regulatory reports and financial statements consistent with generally accepted accounting principles (“GAAP”);

•	Filing of tax returns and payment of taxes;

•	Absence of a material adverse effect (as defined in the merger agreement) since December 31, 2015, for either Standard or Allegheny;

•	Material contracts;

•	Quality of title to assets and properties;

•	Maintenance of adequate insurance;

•	Absence of undisclosed material pending or threatened litigation;

•	Compliance with applicable laws and regulations;

•	Employee and employee benefit plans;

•	Brokers, finders and financial advisors;

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•	Environmental matters;

•	Allowance for loan losses;

•	Availability of annual reports and proxy materials;

•	Absence of certain related party transactions;

•	Validity and binding nature of loans reflected as assets in the financial statements of Standard and Allegheny;

•	Deposits;

•	Quality of investment securities;

•	Registration obligations;

•	Risk management instruments;

•	Receipt of fairness opinions from Standard’s and Allegheny’s respective financial advisors;

•	Standard’s common stock;

•	Intellectual property;

•	Anti-takeover laws and required vote;

•	Trust accounts; and

•	Information security.

Conduct of Business Pending Merger

In the merger agreement, Standard and Allegheny each agreed to use their best efforts to preserve their business organizations intact, to maintain good relationships with employees, and to preserve the goodwill of customers and others with whom they do business. In addition, they agreed to conduct their business and to engage in transactions only in the ordinary course of business consistent with past practice and policies, except as otherwise required by the merger agreement.

Standard and Allegheny also agreed in the merger agreement that they will not do any of the following and will not permit any of their subsidiaries to do any of the following, except as disclosed, contemplated by the merger agreement or as consented to by the other party:

•	Amend or change any provision of its articles of incorporation or bylaws, except as provided for in the merger agreement;

•	Change the number of authorized or issued shares of Standard and Allegheny capital stock or issue any shares except that Standard may issue shares of Standard common stock upon the valid exercise of presently outstanding options to acquire Standard common stock and Allegheny may issue shares of Allegheny common stock upon the valid exercise of presently outstanding options to acquire Allegheny common stock;

•	Issue or grant any option (except in accordance with past practice under their benefit plans), warrant, call, commitment, subscription, right or agreement of any character relating to their authorized or issued capital stock or any securities convertible into shares of such stock, or split, combine or reclassify any shares of capital stock, or declare, set aside or pay any dividend or other distribution in respect of capital stock, or redeem or otherwise acquire any shares of capital stock, except in accordance with past practice. Provided however, Standard and Allegheny in accordance with applicable law may continue to pay regular quarterly cash dividends of $0.11 per share and $0.46 per share, respectively, and, in addition, Allegheny may continue to pay its regular stock dividend, each in accordance and consistent with past practice;

•	Grant any severance or termination pay to, or, enter into any new or amend any existing employment agreement with any employee, officer, or director, except in accordance with applicable law, except as provided for in the merger agreement;

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•	Increase the compensation of, any employee, officer or director except that (A) Standard and Allegheny may pay salary increases consistent with past practice in such amounts not in excess of three percent (3%) in the aggregate for all employees, officers and directors, (B) Standard and Allegheny may pay retention bonuses to such employees whose services are desired in connection with transition activities in an amount to be jointly determined by Standard and Allegheny, and (C) Standard and Allegheny may pay their annual bonuses prior to closing in accordance with their customary and normal practices, but in no event to exceed the aggregate and individual amounts paid for the year 2015 by five percent (5%);

•	Merge or consolidate any subsidiary with any other corporation;

•	Sell or lease all or any substantial portion of its assets or business;

•	Make any acquisition of all or any substantial portion of the business or assets of any other person, firm, association, corporation or business organization other than in connection with the collection of any loan or credit arrangement;

•	Enter into a purchase and assumption transaction with respect to deposits and liabilities;

•	Permit the revocation or surrender by any subsidiary of its certificate of authority to maintain, or file an application for the relocation of, any existing branch office;

•	Sell or otherwise dispose of any capital stock;

•	Make any sale, assignment, transfer, pledge, hypothecation or other disposition of, or incurrence of any lien with respect to, any assets having a book or market value, in excess of $100,000, other than pledges of assets to secure FHLB advances, customer repurchase agreements, or government deposits, sales of assets received in satisfaction of debts previously contracted in the normal course of business, or sale of any security for its investment portfolio, in each case, in the ordinary course of business and consistent with past practice;

•	Take any action which would result in any of its representations and warranties set forth in the merger agreement becoming untrue, or in any of the conditions to close not being satisfied, except in each case as may be required by applicable law;

•	Change any method, practice or principle of accounting or tax accounting, except as may be required from time to time by GAAP or any governmental entity;

•	Waive, release, grant or transfer any rights of value or modify or change in any material respect any existing material agreement to which it or any subsidiary is a party, other than in the ordinary course of business consistent with past practice;

•	Implement any new pension, retirement, profit sharing, bonus, welfare benefit or similar plan or arrangement, or, materially amend any existing plan or arrangement, except in accordance with applicable law;

•	Purchase any security for its investment portfolio other than in the ordinary course of business and consistent with past practice;

•	Amend or otherwise modify the underwriting and other lending guidelines and policies or otherwise fail to conduct its lending activities in the ordinary course of business consistent with past practice;

•	Enter into, renew, extend or modify any other transaction with any affiliate, except in the ordinary course of business and which are in compliance with the requirements of applicable laws and regulations;

•	Change deposit or loan rates other than in the ordinary course of business consistent with past practice;

•	Enter into any interest rate swap, floor or cap or similar commitment, agreement or arrangement, except in the ordinary course of business consistent with past practice;

•	Take any action that would give rise to a right of a continuing payment to any individual under any agreement;

•	Take any action or knowingly fail to take any action, which action or failure to act could reasonably be expected to preclude the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code; or

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•	Make, change or revoke any material tax election or enter into any material agreement or arrangement with respect to taxes.

Standard and Allegheny each also agree to:

•	Provide the other with reasonable access to its properties, assets, books, and records, personnel subject to certain confidentiality provisions and limitations;

•	Prepare and provide accurate information for this proxy statement/prospectus and various regulatory filings, including the registration statement filed with the Securities and Exchange Commission (“SEC”) by Standard covering the securities to be issued in this merger;

•	Cooperate with each other and use their reasonable best efforts to promptly obtain and comply with all governmental approvals required for the merger, provided that such efforts do not require it to take any action that would reasonably be expected to have a material adverse effect, as defined in the merger agreement;

•	Use their reasonable best efforts to take all action necessary or desirable to permit completion of the merger as soon as practicable;

•	Not to take, or cause, or to the best of its ability permit to be taken, any action that would substantially impair the prospects of completing the merger;

•	Advise the other of any change or event having a material adverse effect on it (as defined in the merger agreement) or which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties, or covenants set forth in the merger agreement;

•	Cause one or more of its designated representatives to confer on a weekly or such other basis as mutually determined, regarding their financial condition, operations and business and matters relating to the completion of the transactions contemplated by the merger agreement;

•	Permit the other, at its own expense, to cause a “Phase I Environmental Audit” to be performed at any physical location owned or occupied by the other party or any of its subsidiaries;

•	Take all action necessary to properly call, convene and hold a special meeting of its shareholders to consider and vote upon a proposal to approve and adopt the merger agreement and the transactions contemplated thereby, and in the case of Standard, approve and adopt the amendments to its articles of incorporation;

•	Recommend that its shareholders approve and adopt the merger agreement and the transactions contemplated thereby and in the case of Standard the amendment and restatement of the articles of incorporation and not withdraw, modify or change in any manner adverse to the other party hereto such favorable recommendation. However, either Allegheny or Standard may withdraw, modify or qualify such recommendation if it determines, in good faith after consultation with its legal and financial advisers, that the failure to do so may constitute a breach of its fiduciary duties;

•	Cooperate in the preparation and distribution of any press release related to the merger agreement and the transactions contemplated thereby, and any other public disclosures. However, nothing shall prohibit either party from making any disclosure which its counsel deems necessary under applicable law, or either party from making any disclosure necessary to fulfill its obligations under the Exchange Act;

•	Maintain, and cause its subsidiaries to maintain, insurance in such amounts as are reasonable to cover such risks as are customary in relation to the character and location of its properties and the nature of its business;

•	Maintain, and cause its subsidiaries to maintain, books of account and records in accordance with GAAP applied on a basis consistent with those principles used in preparing the financial statements heretofore delivered in accordance with the merger agreement;

•	Timely file all federal, state, and local tax returns required to be filed by it or its respective subsidiaries and timely pay all taxes due, and terminate all tax sharing agreements or arrangements among it and its subsidiaries as of the effective time of the merger;

•	Review, before or promptly after the effective time of the merger, all benefit plans of Standard Bank and Allegheny

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Valley Bank of Pittsburgh in order to establish the benefit plans to be made available to Standard and Allegheny employees; and

•	Honor the contractual terms of all employment, consulting, change in control, severance and deferred compensation agreements except to the extent any such agreement is superseded or terminated with the written consent of the affected parties.

Indemnification and Insurance

Standard and Allegheny agree to cooperate and use their best efforts to indemnify certain individuals to the extent permitted by law and their respective articles of incorporation and bylaws. Whether asserted or arising before or after the effective time of the merger, Standard and Allegheny will indemnify directors and officers of Standard and Allegheny and their respective subsidiaries as well as those who become directors and officers of Standard or Allegheny or their respective subsidiaries prior to the effective time of the merger. Indemnification rights will be triggered if an eligible officer or director is made part of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, based in whole or in part on, or arising in whole or in part out of, or pertaining to:

1.	The fact that the person is or was a director, officer, or employee of Standard or Allegheny, any of their respective subsidiaries, or any of their respective predecessors; or

2.	The merger agreement or any of the transactions contemplated thereby.

On or after the effective time of the merger, Standard will indemnify, defend, and hold harmless all prior and then-existing directors, officers and employees of Standard, Allegheny and their respective subsidiaries against:

1.	All losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement (with the prior approval of Standard) of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on, or arising in whole or in part out of, the fact that the person is or was a director, officer, or employee of Standard, Allegheny or their respective subsidiaries, whether pertaining to any matter existing or occurring at or prior to the effective time of the merger and whether asserted or claimed prior to, or at or after, the effective time of the merger; and

2.	All of the indemnified liabilities identified in paragraph (1) immediately above based in whole or in part on, or arising in whole or in part out of, or pertaining to the merger agreement or the transactions contemplated thereby, to the same extent as an officer, director, or employee may be indemnified by Standard or its subsidiaries, as the case may be, as of August 29, 2016.

The above indemnification rights include the right to advancement of expenses; however, no officer, director, or employee may be indemnified by Standard if indemnification is prohibited by applicable law.

For six (6) years after the effective time of the merger, subject to certain limitations, Standard will maintain a directors’ and officers’ liability insurance policy providing coverage amounts not less than the coverage amounts provided under the Allegheny directors’ and officers’ liability insurance policy, on terms generally no less favorable and covering persons who are currently covered by the Allegheny insurance policies. In addition, Standard will maintain directors’ and officers’ liability insurance policies for all directors of the Surviving Corporation and obtain Side A Coverage for all directors of the Surviving Corporation, with coverage in amounts not less than 130% of Allegheny Directors’ current coverage, respectively, and on terms no less favorable than the Allegheny Directors currently enjoy under the Allegheny policies in effect as of August 29, 2016, unless otherwise approved by 75% of the board of directors of Standard.

No Solicitations of Other Transactions

So long as the merger agreement remains in effect, Allegheny and Standard shall not and shall not authorize or permit any of their directors, officers, employees or agents, to directly or indirectly:

1.	solicit, initiate or encourage any inquiries relating to, or the making of any proposal which relates to, an acquisition proposal (as defined in the merger agreement);

2.	recommend or endorse an acquisition proposal;

3.	participate in any discussions or negotiations regarding an acquisition proposal;

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4.	provide any third party with any nonpublic information in connection with any acquisition proposal; or

5.	enter into an agreement with any other party with respect to an acquisition proposal.

Allegheny and Standard will notify each other if any inquiries or proposals relating to an acquisition proposal are received or any such negotiations or discussions are sought to be initiated or continued.

Notwithstanding the foregoing, the board of directors of Allegheny or Standard may respond to, in a manner it deems appropriate, recommend or endorse, participate in any discussions, provide any third party with nonpublic information, or enter into an agreement regarding, unsolicited inquiries relating to an acquisition proposal, in each case, if the respective board of directors shall have determined, in good faith after consultation with its legal and financial advisors, that the failure to do so may constitute a breach of their fiduciary duties. Nothing contained in the merger agreement shall prevent Allegheny and Standard, and their respective boards of directors, from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act, with respect to an acquisition proposal; provided, that such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under the merger agreement.

Dividends and Authorization to Pay Dividends

Prior to the effective time of the merger, Allegheny and Standard will coordinate the declaration, payment and record dates of any regular quarterly dividends so that holders of Allegheny common stock do not receive two dividends, or fail to receive one dividend, for any quarter.

For five (5) years after the effective time of the merger, Standard will continue to pay a quarterly cash dividend in an amount no less than $0.221 per share, provided sufficient funds are legally available and that Standard and Standard Bank remain “well-capitalized” in accordance with applicable regulatory guidelines, unless the board of directors of Standard determines otherwise in accordance with its fiduciary duties upon the approval of at least 75% of the directors, for the two (2) years following completion of the merger and 66 2/3% for the three (3) years thereafter.

Corporate and Bank Name Following Merger

For three (3) years after the merger, Standard will not change the corporate name from “Standard AVB Financial Corp.” unless the board of directors of Standard shall determine otherwise upon approval of at least 75% of the directors.

For three (3) years after the effective time of the merger, the surviving bank will be named “Standard Bank” and will not change its name unless the board of directors of Standard and the bank determine otherwise upon approval of at least 75% of the directors of each entity.

Headquarters

The headquarters of Standard and the administrative headquarters of Standard Bank will be located in Monroeville, Pennsylvania, respectively. The combined bank will maintain a significant presence at Allegheny’s Lawrenceville, Pennsylvania headquarters, including certain operational functions.

Dividend Reinvestment Plan

Prior to the effective time of the merger, Allegheny will suspend the acceptance of dividends and other contributions of participants in its dividend reinvestment plan, terminate the dividend reinvestment plan and distribute all shares of Allegheny common stock and the value of all cash held in participant’s plan accounts in accordance with the terms of the dividend reinvestment plan. Prior to the effective time of the merger, Allegheny will suspend the acceptance of dividends and other contributions of participants in its dividend reinvestment plan until the effective time of the merger.

Conditions to Merger

Standard’s and Allegheny’s obligations to complete the merger are subject to the satisfaction of various conditions at or prior to the closing date of the merger, including the following:

•	Standard’s and Allegheny’s shareholders must approve and adopt the merger agreement and Standard’s shareholders must approve the amendment and restatement of the articles of incorporation;

•	The representations and warranties of each party to the merger agreement must be true and correct as of August 29, 2016, and as of the closing date of the merger except as to any representation or warranty where the breach would not

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constitute a material adverse effect (as defined in the merger agreement) on Standard or Allegheny;

•	All obligations required to be performed by each party under the merger agreement have been performed in all material respects at or prior to the closing date of the merger;

•	All requisite approvals and consents must be obtained and any related regulatory waiting periods must have expired;

•	There must be no order, decree, or injunction in effect preventing the completion of the transactions contemplated by the merger agreement, and no statute, rule, regulation, order, injunction or decree which prohibits or makes illegal the completion the merger;

•	The registration statement must be effective and any required approvals of state securities agencies must have been obtained;

•	Opinions from Standard’s and Allegheny’s respective special legal counsels that the merger will be treated as a reorganization within the meaning of section 368(a) of the Code have been received. See “Terms of the Merger –Material U.S. Federal Income Tax Consequences”;

•	All consents and authorizations of landlords and other third parties that are necessary to permit the merger to be consummated without the violation of any lease or other material agreement must have been received;

•	Standard shall have filed the amendments to its articles of incorporation and its board of directors shall have approved and adopted the bylaws as set forth on Exhibits 5 and 6 to Annex A.

•	The holders of no more than 10% of Allegheny’s issued and outstanding shares seek to perfect dissenters’ appraisal rights; and

•	No change in the business, property, assets (including loan portfolios), liabilities (whether absolute, contingent, or otherwise), operations, business prospects, liquidity, income or financial condition of Standard and Allegheny or either’s subsidiaries, which has had or would reasonably be likely to have, individually or in the aggregate, a material adverse effect (as defined in the merger agreement) must have occurred.

Under the terms of the merger agreement, a “material adverse effect” means any event, circumstance, development, change or effect that:

1.	is material and adverse to the business, financial condition or results of operations of Allegheny or Standard, or

2.	materially impairs the ability of such party or its subsidiary to perform its obligations under the merger agreement or otherwise materially threatens or materially impedes the consummation of the transactions contemplated by the merger agreement, other than, in each case, any event, circumstance, development, change or effect relating to:

(a) changes in GAAP or applicable regulatory accounting requirements;

(b) changes in laws, rules or regulations of general applicability to financial institutions and/or their holding companies, or interpretations thereof by courts or any bank regulator or governmental entities;

(c) changes in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its subsidiaries;

(d) public disclosure of the execution of the merger agreement, public disclosure or consummation of the transactions contemplated hereby (including any effect on a party’s relationships with its customers or employees) or actions expressly required by the merger agreement or actions or omissions that are taken with the prior written consent of the other party in contemplation of the transactions contemplated by the merger agreement;

(e) a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts (it being understood that the underlying cause of such decline or failure may be taken into account in determining whether a material adverse effect has occurred); or

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(f) the expenses incurred by either party in negotiating, documenting, effecting and consummating the transactions contemplated by the merger agreement; except, with respect to subclauses (a), (b), or (c), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries, taken as a whole, as compared to other companies in the financial services industry.

Except for the requirements of Standard and Allegheny shareholder approval; regulatory approvals; and the absence of any order, decree, or injunction preventing the transactions contemplated by the merger agreement, Standard and Allegheny each may waive each of the conditions described above in the manner and to the extent described in “Proposal 1: The Merger—Terms of the Merger—Amendment; Waiver.”

Amendment; Waiver

Subject to applicable law, at any time prior to the consummation of the transactions contemplated by the merger agreement, Standard and Allegheny may:

1.	amend the merger agreement;

2.	extend the time for the performance of any of the obligations or other acts of either Standard or Allegheny;

3.	waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement; or

4.	waive compliance with any of the agreements or conditions contained in the provisions of the merger agreement relating to the covenants of Standard and Allegheny between August 29, 2016, and the closing date of the merger and relating to the conditions to closing.

However, any amendment, extension or waiver granted or executed after shareholders of Allegheny or Standard have approved the merger agreement cannot modify either the amount or the form of the consideration to be provided to holders of Allegheny common stock upon consummation of the merger or otherwise materially adversely affect the shareholders of Allegheny or Standard without the approval of the shareholders who would be so affected.

Termination

The merger agreement may be terminated on or at any time prior to the closing date of the merger:

1.	by the mutual written consent of Standard and Allegheny;

2.	by Standard or Allegheny:

a.	if the merger has not occurred on or before August 31, 2017, unless the failure of the merger to occur is due to the failure of the party seeking to terminate the merger agreement to perform its covenants and agreements required by the merger agreement;

b.	if any governmental agency issues a final unappealable administrative order which would not permit satisfaction of the conditions to the merger under the merger agreement, unless it is due to the failure of the party seeking to terminate the merger agreement to perform its covenants and agreements required by the merger agreement;

3.	by Allegheny if Standard has, or by Standard if Allegheny has, in any material respect, breached (i) any material covenant contained in the merger agreement or (ii) any representation or warranty contained in the merger agreement, which would have a material adverse effect (as defined in the merger agreement) on the nonbreaching party, and such breach has not been substantially cured by the earlier of 30 days after the written notice of the breach is given to the breaching party or the effective time of the merger unless the breach no longer causes a material adverse effect;

4.	by either party if its shareholders did not approved the merger agreement at its special meeting unless prior to such shareholder vote, the board of directors of the party whose shareholders failed to approve the merger agreement withdrew, modified or changed in a manner adverse to the other party its approval or recommendation of the merger agreement; or

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5.	by either party, subject to certain conditions, if its board of directors shall have determined in good faith after consultation with its legal and financial advisers, taking into account, all relevant factors, that failure to agree to or endorse another acquisition proposal and terminate the merger agreement may constitute a breach of their fiduciary duties. However, the merger agreement may only be terminated after giving notice to the other party and negotiating with the other party in good faith to make adjustments to the merger agreement;

6.	By Allegheny, if at any time during the five (5) business day period commencing with the determination date (the later date of either the date the last regulatory approval is obtained or the later date of the Standard or Allegheny special meeting of shareholders), if both of the following conditions are satisfied:

a.	the closing price of Standard’s common stock on the determination date, is less than $19.80; and

b.	(A) the number obtained by dividing the closing price of Standard’s common stock on the determination date by $24.75 is less than (B) the number obtained by dividing closing price of the KBW Bank Index as of the determination date by the closing price of the KBW Bank Index as of August 29, 2016, minus 0.20.

If Allegheny elects to exercise its termination right under the circumstances described above, it shall give prompt written notice to Standard; provided that such notice of election to terminate may be withdrawn at any time during the five-day period. During the five-business-day period beginning with its receipt of such notice, Standard has the option of increasing the exchange ratio in a manner such, and to the extent required, so that the revised value of Standard common stock to be received by Allegheny shareholders is equal to the value Allegheny shareholders would have received if the Standard common stock price was $19.80. This increase to the exchange ratio would compensate Allegheny shareholders for the decrease in Standard’s common stock referenced above.

If the merger is terminated pursuant to the merger agreement, the merger agreement will be void except for provisions relating to the confidentiality of information furnished to either Standard or Allegheny during the course of the merger and provisions relating to the expenses associated with the merger. There will be no further liability on the part of Standard or Allegheny to the other, except for any liability arising out of any uncured willful material breach of any covenant or other agreement contained in the merger agreement or any fraudulent breach of a representation or warranty.

Expenses

Except as described below, each party will bear and pay all costs and expenses incurred by it in connection with the transactions contemplated by the merger agreement, including fees and expenses of its own financial consultants, accountants and counsel.

However, if the merger agreement is terminated as a result of any breach of a representation, warranty, covenant, or other agreement of Standard or Allegheny, the terminating party will be liable to the other party for actual out-of-pocket costs and expenses, including the reasonable fees and expenses of financial consultants, accountants, and legal counsel, incurred by the other party up to a maximum amount of $400,000. Additionally, if one of the parties fails to complete the merger solely due to its failure to obtain shareholder approval, the terminating party will be obligated to reimburse the other party for its actual third party expenses, not to exceed $550,000. The payment of expenses will be the exclusive remedy and upon delivery of such payment, the non-terminating party will have no further obligations to the terminating party pursuant to the merger agreement.

Termination Fee

If either party fails to complete the merger after the occurrence of one of the following events, and the other party is not in material breach of the merger agreement, the party failing to complete the merger will pay the other party a fee of $2.2 million:

1.	a party concludes in good faith, after consultation with its legal and financial advisers, that it must agree to or endorse an acquisition proposal (as defined in the merger agreement) and terminate the merger agreement in order to comply with its fiduciary responsibilities;

2.	another person enters into an agreement, letter of intent, or memorandum of understanding with a party which relates to an acquisition proposal;

3.	a party authorizes, recommends or publicly proposes, or publicly announces an intention to authorize, recommend, or propose an agreement to enter into an acquisition proposal;

4.	a party’s shareholders fail to approve the merger agreement, or the special meeting of shareholders is cancelled, if prior to the shareholder vote or cancellation:

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a.	a party recommends that its shareholders approve or accept an acquisition proposal with any other person; or

b.	a party fails to call, give notice of, convene and hold a special meeting of shareholders; or

5.	a party’s shareholders fail to approve the merger agreement or the special meeting of shareholders is cancelled, if prior to the shareholder vote or cancellation any person, publicly announces its intention to make an acquisition proposal of that party and has not publicly withdrawn the announcement at least thirty (30) days prior to the meeting of shareholders and within twelve (12) months after such event the party enters into any term sheet, letter of intent, agreement or similar type agreement with such person which relates to an acquisition proposal.

Regulatory Approvals

Completion of the transaction is subject to the prior receipt of all consents or approvals of federal and state regulatory authorities required to complete the merger of Standard and Allegheny. As of the date of this joint proxy statement/prospectus, appropriate applications for approval have been filed with the appropriate regulatory authorities. Standard and Allegheny have agreed to use their reasonable best efforts to obtain all regulatory approvals required to complete the transaction. Approvals must be obtained from the Federal Reserve Board; the FDIC, the primary federal regulator of state-chartered banks that are not members of the Federal Reserve System; and from the Pennsylvania Department of Banking, the primary regulator of Pennsylvania-chartered deposit-taking institutions. The merger cannot proceed in the absence of the required regulatory approvals. Standard has received all requisite regulatory approvals with respect to the transaction.

Management After the Merger

At the effective time of the merger, the total number of persons serving on the board of directors of Standard and Standard Bank shall be increased to thirteen (13). Seven (7) of the thirteen (13) persons to serve initially on the board of directors of Standard at the effective time of the merger will be the current members of the Standard board of directors and six (6) of the thirteen (13) persons will be appointed by the Allegheny board of directors from among its current directors. The directors from each of Standard and Allegheny shall be evenly distributed as close as possible among the three (3) classes of Standard with two (2) classes having four (4) directors and one (1) class having five (5) directors each to serve until their successors are duly elected and qualified in accordance with applicable law, the articles of incorporation, and the bylaws of Standard, as amended.

The following directors of Standard are expected to continue as directors of Standard AVB Financial Corp. on the effective time of the transaction: Terence L. Graft, Dale A. Walker, Timothy K. Zimmerman, Horace G. Cofer, William T. Ferri, David C. Mathews and Thomas J. Rennie. The following directors of Allegheny are expected to become directors of Standard AVB Financial Corp. on the effective time of the transaction: Gregory J. Saxon, Andrew W. Hasley, Paul A. Iurlano, R. Craig Thomasmeyer, John M. Lally and Ronald J. Mock.

Terence L. Graft will be the Chairman of the Board of Standard and, provided Mr. Graft remains a member of the board of directors of Standard, Standard board of directors will continue to elect Mr. Graft at each organizational meeting of directors as Chairman until the 2019 Annual Meeting of Shareholders of Standard unless the board of directors of Standard shall determine otherwise upon the approval of at least 75% of the board of directors. Gregory J. Saxon will be the Vice Chairman of the Board of Standard and, provided Mr. Saxon remains a member of the board of directors of Standard, Standard board of directors will continue to elect Mr. Saxon at each organizational meeting of directors as Vice Chairman until the 2019 Annual Meeting of Shareholders of Standard unless the board of directors of Standard shall determine otherwise upon the approval of at least 75% of the board of directors.

For each of the 2017, 2018 and 2019 annual meetings of shareholders of Standard, director nominees shall be selected, or recommended for the board of directors’ selection, by a nominating committee comprised solely of independent directors. During this three year period, director nominees will be selected and nominated as follows: With respect to each directorship held by an incumbent director formerly affiliated with Allegheny, a sub-committee of the nominating committee composed entirely of former Allegheny directors will select a director nominee who, except for executive officers, will be an independent director and will satisfy the eligibility requirements set forth in Standard bylaws (continuing Allegheny directors). With respect to each directorship held by an incumbent director formerly affiliated with Standard prior to the merger, a sub-committee of the nominating committee composed entirely of former directors who serve on the Standard board of directors prior to the merger will select a director nominee who, except for executive officers, will be an independent director and will satisfy the eligibility requirements set forth in Standard bylaws (continuing Standard directors). This procedure for director nominations may be modified by a vote of at least 75% of the Standard board of directors following the merger.

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Unless, after the merger, the board of directors of Standard determines otherwise by a vote of at least 75% of the board of directors, for three (3) years following the closing of the merger, the parties have agreed to the following regarding representation, composition, and chairperson of the respective committees of Standard and Standard Bank:

(A)         the Audit Committee shall consist of four (4) continuing Standard directors and three (3) continuing Allegheny directors and shall be chaired by a continuing Standard director, as designated by Standard prior to the closing of the merger, until his or her successor is appointed and qualified or otherwise in accordance with applicable law;

(B)         the Compensation and Personnel Committee shall consist of three (3) independent continuing Standard directors and two (2) independent continuing Allegheny directors and shall be chaired by a continuing Standard director, as designated by Standard prior to the closing of the merger, until his or her successor is appointed and qualified or otherwise in accordance with applicable law;

(C)         the Compliance and Technology Committee shall consist of three (3) continuing Standard directors and two (2) continuing Allegheny directors and shall be chaired by a continuing Standard director, as designated by Standard prior to the closing of the merger until his or her successor is appointed and qualified or otherwise in accordance with applicable law;

(D)         the Loan Committee shall consist of four (4) continuing Allegheny directors and three (3) continuing Standard directors and shall be chaired by Andrew W. Hasley until his successor is appointed and qualified or otherwise in accordance with applicable law;

(E)         the Nominating Committee shall consist of three (3) independent continuing Standard directors and three (3) independent continuing Allegheny directors, and Terence L. Graft and R. Craig Thomasmeyer shall serve as the chairman of the Nominating Committee, each alternating such position every year; and

(F)         the Strategic Planning Committee shall consist of Timothy K. Zimmerman, Andrew W. Hasley, three (3) independent continuing Allegheny directors and two (2) independent continuing Standard directors and shall be chaired by John M. Lally until his successor is appointed and qualified or otherwise in accordance with applicable law.

In the event that any person so selected to serve as Chairperson of the committees set forth above of Standard is unable or unwilling to serve in such position prior to the closing of the merger, then the respective board of directors from which such person was selected shall designate another person to serve in such person’s place, and if after the closing of the merger and for three (3) years thereafter, the respective continuing directors from the board of directors from which such person was selected.

Upon the closing of the merger, the following individuals shall be among the executive officers of Standard, unless, after the closing, the board of directors of Standard determines otherwise upon the approval of at least 75% of the board of directors:

1.	Timothy K. Zimmerman shall serve as Chief Executive Officer until June 30, 2020;

2.	Andrew W. Hasley shall serve as President until June 30, 2020; upon the earlier of June 30, 2020 or Timothy K. Zimmerman’s cessation of employment, Andrew W. Hasley shall thereafter serve as President and Chief Executive Officer;

3.	Susan Parente shall serve as Chief Financial Officer/Executive Vice President;

4.	Jason W. Ross shall serve as Chief Business Development Officer/Executive Vice President;

5.	Christian M. Chelli shall serve as Chief Credit Officer/Senior Vice President;

6.	Sheila D. Crystaloski shall serve as Chief Technology Officer/Senior Vice President; and

7.	Susan DeLuca shall serve as Chief Risk Officer/Senior Vice President.

Each shall serve in accordance with and under the terms of their respective previously amended contractual obligations.

For more information, see “Proposal 1: The Merger—Interests of Directors, Officers, and Others in the Merger.”

Employment; Severance

Standard will use its best efforts to continue the employment of all current employees in positions that will contribute to the successful performance of the combined organization. Subject to execution of a customary form of release, Standard agrees to provide

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severance pay to any full-time, active employee of Standard, Standard Bank, Allegheny and Allegheny Valley Bank whose employment is terminated within one (1) year after the effective time as a result of the merger.

The severance pay will be made if (1) the employee’s position is eliminated, (2) the employee is not offered a position with at least the same pay, or (3) an employee is required to commute more than thirty (30) miles more than the employee’s present commute. Standard will not pay severance pay to any employee (1) who is being paid under an existing employment or change in control agreement, (2) whose employment is terminated for cause, or (3) who voluntarily leaves employment prior to or subsequent to the effective time of the merger. The severance pay will equal two (2) weeks’ pay for each full year of continuous service with a minimum severance benefit of four (4) weeks’ pay and a maximum severance benefit of twenty-six (26) weeks’ pay. Terminated employees will have the right to continue coverage under COBRA. An employee that is eligible for severance, as described above, will not receive severance under the Standard Bank Severance Plan.

Employee Benefits

Standard and Allegheny shall, before or promptly after the effective time of the merger, review all benefit plans of Standard Bank and Allegheny Valley Bank in order to establish the benefit plans to be made available to employees after the effective time of the merger. Standard will:

1.	provide its employees credit for all years of service with Standard, Standard Bank, Allegheny or Allegheny Valley Bank for the purpose of eligibility and vesting and provide employees credit for all years of service for benefit accrual for the Allegheny Valley Bank or Standard Bank benefit plans;

2.	cause any and all pre-existing condition limitations and eligibility waiting periods under group health plans to be waived with respect to their employees who remain as employees of Standard Bank (and their eligible dependents); and

3.	to the extent an Allegheny Valley Bank health insurance plan is terminated in the year the merger is completed, cause to be credited any deductibles incurred by employees and their beneficiaries and dependents during the portion of the calendar year prior to their participation in the new health insurance plans. No decision has been made with respect to the Allegheny Valley Bank health insurance plan.

Standard, Standard Bank, Allegheny and Allegheny Valley Bank agree to honor all vested or accrued benefit obligations to, and contractual rights of their current and former employees, including any benefits or rights arising as a result of the transactions contemplated by the merger agreement (either alone or in combination with any other event). In order to accomplish the foregoing, Standard or its subsidiary and Allegheny or its subsidiary may amend, freeze, merge or terminate any benefit plan of Standard, Standard Bank, Allegheny, or Allegheny Valley Bank, respectively.

Interests of Directors and Executive Officers in the Merger

When considering the recommendation of the Standard Board of Directors and Allegheny Board of Directors recommendations in connection with the merger agreement proposal, you should be aware that some of Standard’s and Allegheny’s officers and board of directors have interests that are in addition to, or different from, the interests of Standard’s and Allegheny’s shareholders generally, which are described below. The Standard and Allegheny boards of directors were aware of these factors and considered them, among other matters in approving the merger agreement and the transactions contemplated by the merger agreement. Except as described below, to the knowledge of Standard and Allegheny, the officers and directors of Standard and Allegheny do not have any material interest in the merger apart from their interests as shareholders of Standard and Allegheny, respectively.

Share Ownership

As of January 13, 2017, the record date for the special meetings of Standard and Allegheny shareholders:

1.	The directors and executive officers of Standard may be deemed to be the beneficial owners of 387,220 shares, representing 14.85% of the outstanding shares of Standard common stock.

2.	The directors and executive officers of Allegheny may be deemed to be the beneficial owners of 90,398 shares, representing 8.74% of the outstanding shares of Allegheny common stock.

3.	Standard and the directors and executive officers of Standard may be deemed to be the beneficial owners of no shares of Allegheny common stock.

4.	Allegheny and the directors and executive officers of Allegheny may be deemed to be the beneficial owners of no

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shares of Standard common stock.

Shares of Allegheny common stock held by Standard will be cancelled as of the effective time of the merger.

Treatment of Stock Options

The merger agreement provides that each option to purchase Allegheny common stock outstanding at the effective time of the merger will convert into an option to purchase shares of Standard common stock by multiplying the number of stock options by the exchange ratio and dividing the exercise price by the exchange ratio (“Converted Options”). In addition, all unvested options will become fully vested as a result of the merger pursuant to the terms of the Allegheny equity plans. All Converted Options will be exercisable for the same period and will otherwise have the same terms and conditions applicable to the Allegheny options they replace. Allegheny’s officers and directors do not hold any unvested Allegheny stock options.

Treatment of Restricted Stock

The merger agreement provides that at the effective time of the merger, each unvested share of restricted stock issued by Allegheny and outstanding at the effective time of the merger will fully vest pursuant to the terms of the Allegheny equity plans and convert into the right to receive the same merger consideration that all other shares of Allegheny common stock are entitled to receive in the merger.

The merger is expected to close after February 27, 2017, when additional shares of restricted stock will vest. At that time, Messrs. Hasley, Ross and Ms. DeLuca will hold 973, 534 and 139, respectively, restricted stock awards, and the cash value of those shares would be an estimated $47,833, $26,251 and $6,833, respectively. Allegheny’s non-employee directors do not hold any unvested Allegheny restricted stock awards. The amounts specified in this paragraph are determined using a per share price of Allegheny common stock of $49.16, the average closing price per share over the first five business days following announcement of the merger agreement.

Employee Stock Ownership Plan

The Allegheny ESOP is a tax-qualified plan that covers substantially all of the employees of Allegheny who have at least one year of service and have attained age 21. Pursuant to the terms of the ESOP, the ESOP will terminate on the date of the merger and all account balances will become fully vested. All shares of Allegheny common stock held by the ESOP will be converted into the merger consideration.

Merger-Related Executive Compensation for Allegheny’s Named Executive Officers

This section sets forth the information required by Item 402(t) of Regulation S-K of the SEC rules regarding compensation for each named executive officer of Allegheny that is based on or otherwise relates to the merger. The following table sets forth the estimated value of anticipated vesting of previously awarded restricted stock to Allegheny’s named executive officers in connection with a change in control and assumes that the merger closed on January 13, 2017, the last practicable date prior to the date of these materials.  Please note, since the merger is expected to close after February 27, 2017, the estimated payment in connection with a change of control listed below will be significantly less as some of the shares will have vested without regard to the change of control, as set forth in footnote 2 to the table. This table does not include the value of benefits in which the named executive officers are vested without regard to the occurrence of a change in control. The amounts shown below are estimates based on multiple assumptions that may or may not actually occur, and as a result, the actual amounts to be received by a named executive officer may differ materially from the amounts shown below.

Pursuant to the named executive officers’ respective employment agreement or change in control agreement, each was entitled to a change in control payment upon the date of the change in control. Each named executive officer waived his or her right to the payment except if the named executive officer were terminated without proper cause within two years (three years for Mr. Hasley) of the change in control in order to facilitate the merger.

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Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)	Perquisites/ Benefits ($)	Tax Reimbursements ($)	Other	Total ($)
Andrew W. Hasley	—	79,885	—	—	—	—	79,885
Jason W. Ross	—	43,457	—	—	—	—	43,457
Susan DeLuca	—	11,159	—	—	—	—	11,159

(1)	In connection with the merger agreement, each of the named executive officers entered into an amendment to their employment and change in control agreements, as applicable. The amendments provide that the merger will not constitute a change in control and the executive will not be entitled to any payment under the agreement, except the executive will be entitled to a severance payment if the executive is terminated without cause (as defined in the agreement) within two years (three years for Mr. Hasley) following the merger date. The named executive officers entered into the amendments to waive any payments to which they would otherwise be entitled upon a change in control in order to facilitate the merger. The above table does not reflect the potential severance payments since it is anticipated that each named executive officer will continue their employment following the date of the merger and the timing of the payments, and whether any payments will be made, cannot be ascertained as of the date of this filing. If payable, the estimated severance payable to Messrs. Hasley, Ross and Ms. DeLuca, respectively, is $1,252,810, $532,350, and $205,392, respectively, and Messrs. Hasley and Ross would receive a gross-up payment, if necessary. Please refer to the below description of employment and change in control agreements for a detailed description of the severance formula. The severance, if payable, would be considered “double trigger” payments since the amounts are payable upon a termination of employment following a change in control.
(2)	The named executive officers’ restricted stock awards will fully vest upon a change in control. The amount listed in this column sets forth the value of the non-vested restricted stock awards that will become vested, assuming a per share price of $49.16, which is the average closing price per Allegheny share over the first five business days following announcement of the merger agreement. Messrs. Hasley, Ross and Ms. DeLuca, respectively, hold 1,625, 884 and 227, respectively, restricted stock awards as of the date of this joint proxy statement/prospectus. This is considered a single-trigger benefit since it is payable upon the occurrence of a change in control. The merger is expected to close in the second quarter of 2017 and after February 27, 2017, when additional shares of restricted stock will vest. At that time, Messrs. Hasley, Ross and Ms. DeLuca, respectively, will hold 973, 534, and 139, respectively, restricted stock awards, and the cash value of those shares would be an estimated $47,833, $26,251, and $6,833, respectively, assuming a per share price of $49.16.

Employment and Change in Control Agreements

Allegheny and Allegheny Bank previously entered into an employment agreement with Andrew W. Hasley, President and Chief Executive Officer, and change in control agreements with Jason W. Ross, Executive Vice President, Chief Financial Officer and Chief Operating Officer and Susan M. DeLuca, Senior Vice President, Risk Management.

The employment agreement with Mr. Hasley provides that (a) if a change in control occurs and the executive was not terminated for proper cause (as defined in the agreement) prior to the date of the change in control or (b) if during the period of time between signing a merger agreement and the actual date of a change in control, the executive’s employment is terminated, or the executive is demoted, removed from membership on Allegheny or Allegheny Bank’s board of directors or his salary or benefits are reduced, other than for proper cause, the executive will be entitled to:

•	a lump sum cash payment equal to: (i) 2.99 times the executive’s annual salary, plus (ii) 2.99 times either (x) if the date of a change in control occurs on or prior to September 30th, 100% of the bonus and incentive compensation paid to the executive for the prior calendar year, or (y) if the date of the change in control occurs after September 30th, the projected annualized bonus and incentive compensation to be paid to the executive for the current calendar year;

•	continued participation in all group insurance, life insurance, health and accident, disability and other employee benefit plans, programs and arrangements in which the executive was entitled to participate immediately prior to the date of a change in control, at no cost to the executive, for 24 months following the date of a change in control; and

•	in the event of a change in control, all stock options that are not yet vested will become fully vested and all options will be exercisable for the remaining term of the option.

The change in control agreement with Mr. Ross provides that (a) if a change in control occurs and the executive was not terminated for proper cause (as defined in the agreement) prior to the date of the change in control or (b) if during the period of time between signing a merger agreement and the actual date of a change in control, the executive’s employment is terminated, or the executive is demoted or his salary or benefits are reduced, other than for proper cause, the executive will be entitled to:

•	a lump sum cash payment equal to: (i) 2.00 times the executive’s annual salary, plus (ii) 2.00 times either (x) if the date of a

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change in control occurs on or prior to September 30th, 100% of the bonus and incentive compensation paid to the executive for the prior calendar year, or (y) if the date of the change in control occurs after September 30th, the projected annualized bonus and incentive compensation to be paid to the executive for the current calendar year.

The change in control agreement with Ms. Deluca provides that if a change in control occurs and the executive terminated other than for proper cause (as defined in the agreement) prior to the date of the change in control or if during the period of time between signing a merger agreement and twelve months after the actual date of a change in control, the executive’s employment is terminated, or the executive is demoted, or the responsibilities of the executive’s position were reduced substantially or the executive’s salary or incentive compensation structure or benefits were reduced to an amount less than one hundred (100%) of the annual average of the executive’s last three years’ total compensation, other than for proper cause, the executive will be entitled to:

•	a lump sum cash payment equal to: (i) 1.50 times the executive’s annual salary, plus (ii) 1.50 times either (x) if the date of a change in control occurs on or prior to September 30th, 100% of the bonus and incentive compensation paid to the executive for the prior calendar year, or (y) if the date of the change in control occurs after September 30th, the projected annualized bonus and incentive compensation to be paid to the executive for the current calendar year; and

•	continued participation in health and life insurance for 12 months following the date of a change in control.

In connection with the merger agreement, Allegheny and Allegheny Valley Bank entered into amendments to the employment and change in control agreements (which are described above) with Messrs. Hasley, Ross and Ms. DeLuca. Each amendment provides that the merger will not constitute a change in control (for purposes of the respective employment and change in control agreement) and the executive will not be entitled to any payment under their respective employment and change in control agreement. In addition, the amendments provide that if the executive is terminated without proper cause within two years (three years for Mr. Hasley) of the date of the merger, the executive will be paid a lump sum cash payment equal to: (i) 2.00 times (2.99 times for Mr. Hasley and 1.5 times for Ms. Deluca) the executive’s annual salary, plus (ii) 2.00 times (2.99 times for Mr. Hasley and 1.5 times for Ms. DeLuca) either (x) if the date of a change in control occurs on or prior to September 30th, 100% of the bonus and incentive compensation paid to the executive for the prior calendar year, or (y) if the date of the change in control occurs after September 30th, the projected annualized bonus and incentive compensation to be paid to the executive for the current calendar year

Merger-Related Executive Compensation for Standard’s Named Executive Officers

None of Standard’s executives and employees will receive a change in control related payment since the merger does not constitute a “change in control” as such term is defined under Standard’s employment agreements, change in control agreements, equity incentive plan and ESOP.

Indemnification and Insurance of Directors and Officers

On and after the effective time of the merger, Standard will indemnify, defend, and hold harmless all prior and then-existing directors, officers and employees of Standard, Allegheny and their respective subsidiaries against:

1.	All losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement (with the prior approval of Standard) of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on, or arising in whole or in part out of, the fact that the person is or was a director, officer, or employee of Standard, Allegheny or their respective subsidiaries, whether pertaining to any matter existing or occurring at or prior to the effective time of the merger and whether asserted or claimed prior to, or at or after, the effective time of the merger; and

2.	All of the indemnified liabilities identified in paragraph (1) immediately above based in whole or in part on, or arising in whole or in part out of, or pertaining to the merger agreement or the transactions contemplated thereby, to the same extent as an officer, director, or employee may be indemnified by Standard or its subsidiaries, as the case may be, as of August 29, 2016.

The above indemnification rights include the right to advancement of expenses; however, no officer, director, or employee may be indemnified by Standard if indemnification is prohibited by applicable law.

After the effective time of the merger, Standard will maintain a directors’ and officers’ liability insurance policy providing coverage amounts not less than the coverage amounts provided under the Allegheny directors’ and officers’ liability insurance policy and on terms generally no less favorable. The policy will cover persons who are currently covered by the Allegheny insurance policies for a period of six years after the effective time of the merger. However, Standard is not obligated to make annual premium payments for the six-year period which exceed 200% of the annual premium payment as of the most recent annual renewal, under Allegheny’s current policy in effect as of August 29, 2016. If the amount of the premiums necessary to procure insurance coverage exceeds this

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maximum amount, Standard will use its reasonable best efforts to maintain the most advantageous policies of directors’ and officers’ liability insurance obtainable for a premium equal to the maximum amount. Furthermore, Standard will maintain directors’ and officers’ liability insurance policies for all directors of the surviving corporation and Side A Coverage for all directors of the surviving corporation, with coverage not less than 130% of Allegheny’s current coverage and on terms no less favorable than Allegheny directors currently enjoy under Allegheny’s coverage.

Voting Agreements

As a condition to entering into the merger agreement, each of the directors and certain executive officers of Standard and Allegheny entered into an agreement pursuant to which each such director or executive officer agreed to vote all of his or her shares of Standard or Allegheny common stock, as applicable, in favor of the merger agreement. The forms of voting agreement, which are substantially the same, are attached as Exhibits 1 and 2 to Annex A of this document. The voting agreements may have the effect of discouraging persons from making a proposal for an acquisition transaction involving Allegheny or Standard. The following is a brief summary of the material provisions of the voting agreements:

•	The directors and executive officers agreed, among other things, to vote, or cause to be voted, (a) for approval and adoption of the merger agreement and the transactions contemplated thereby, and (b) against any action that is intended, or could reasonably be expected to impede, interfere with, delay, postpone, or adversely affect the transaction contemplated in the merger agreement, all shares over which they exercise sole or shared voting power, including those held in a voting trust jointly with other persons, to be voted in the same manner; and

•	The directors and executive officers agreed not to sell, transfer, or otherwise dispose of their Standard or Allegheny common stock, as applicable, subject to certain exceptions.

Accounting Treatment

The accounting principles to this transaction as described in Financial Accounting Standards Board Accounting Standards Codification 805 (“ASC 805”) provide transactions that represent business combinations are to be accounted for under the acquisition method. The acquisition method requires all of the following steps: a) identifying the acquirer; b) determining the acquisition date, c) recognizing and measuring the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquire; and d) recognizing and measuring goodwill or a gain from a bargain purchase.

The appropriate accounting treatment for this transaction is as a business combination under the acquisition method. On the acquisition date, as defined by ASC 805, Standard will record at fair value the identifiable assets acquired and the liabilities assumed, any noncontrolling interest, and goodwill (or a gain from a bargain purchase). The results of operations for the combined company will be reported prospectively subsequent to the acquisition date.

Material U.S. Federal Income Tax Consequences of the Merger

Subject to the limitations, assumptions, and qualifications as discussed herein, in the opinion of each of Luse Gorman, PC and Bybel Rutledge LLP, the following discussion addresses the material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of Allegheny common stock. This discussion is based on the Code, Treasury regulations promulgated under the Code, judicial authorities, published positions of the Internal Revenue Service (the “IRS”), and other applicable authorities, all as in effect on the date of this document and all of which are subject to change (possibly with retroactive effect) and to differing interpretations which could affect the accuracy of this discussion.

This discussion assumes that U.S. holders of Allegheny common stock hold their shares as capital assets within the meaning of Section 1221 of the Code. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to U.S. holders in light of their particular circumstances and does not address aspects of U.S. federal income taxation that may be applicable to U.S. holders subject to special treatment under the federal income tax laws (including banks; financial institutions; tax-exempt organizations; insurance companies; dealers or brokers in securities; traders in securities that elect to use a mark-to-market method of accounting; investors or owners of pass-through entities; mutual funds; holders subject to the alternative minimum tax provisions of the Code; regulated investment companies, real estate investment trusts, controlled foreign corporations; passive foreign investment companies; persons who hold their respective shares of Allegheny common stock as part of a hedge, straddle, constructive sale, conversion or other integrated securities transaction; expatriates; or persons who acquired their Allegheny common stock as compensation or through a tax qualified retirement plan, or who held or acquired their Allegheny common stock through an ESOP or dividend reinvestment plan). In addition, this discussion does not address the tax consequences to holders of Allegheny common stock who exercise appraisal and/or dissenter’s rights. Further, this discussion does not consider any aspect of state, local, or foreign taxation or any aspects of U.S. federal tax law (such as the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010) other than federal income tax law.

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This discussion is not intended to be tax advice to any particular holder of Allegheny common stock. Tax matters regarding the merger are complicated, and the tax consequences of the merger to you will depend on your particular situation. Allegheny shareholders are urged to consult their tax advisors with respect to the particular U.S. federal, state, local, and foreign tax consequences to them of the merger.

For purposes of this discussion, you are a “U.S. holder” if you beneficially own Allegheny common stock and you are:

•	a citizen or resident of the United States for federal income tax purposes;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any of its political subdivisions;

•	a trust, if (i) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

If an entity classified as a partnership for U.S. federal income tax purposes holds Allegheny common stock, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships holding Allegheny common stock should consult their own tax advisors.

It is a condition to the closing of the merger that Standard receive the opinion of its special counsel, Luse Gorman, PC, and that Allegheny receive the opinion of its special counsel, Bybel Rutledge LLP, substantially to the effect that, on the basis of facts, representations, and assumptions set forth or referred to in that opinion (including factual representations contained in certificates of officers of Standard and Allegheny), the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. The condition is waivable, and in such case, Standard and Allegheny will undertake to recirculate and resolicit if the condition is waived by either party and the change in the tax consequences is material. The tax opinions are not binding on the IRS or the courts, and neither Standard nor Allegheny intends to request a ruling from the IRS with respect to the U.S. federal income tax consequences of the merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below.

Standard has received an opinion from Luse Gorman, PC and Allegheny has received an opinion from Bybel Rutledge LLP to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. Based on the opinions that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, no gain or loss will be recognized by Standard or Allegheny as a result of the merger and the material U.S. federal income tax consequences of the merger are as follows:

Exchange of Allegheny common stock for Standard common stock

A U.S. holder that exchanges shares of Allegheny common stock for shares of Standard common stock in the merger generally will not recognize any gain or loss except in respect of cash received in lieu of any fractional share of Standard common stock (as discussed below). The aggregate adjusted tax basis of the shares of Standard common stock received by the U.S. holder in the merger will be equal to the aggregate adjusted tax basis of the shares of Allegheny common stock surrendered in exchange therefor, reduced by the tax basis allocable to any fractional share of Standard common stock for which cash is received. The holding period of the Standard common stock received by a U.S. holder will include the holding period of the shares of Allegheny common stock surrendered in exchange therefor. If a U.S. holder acquired different blocks of Allegheny common stock at different times or at different prices, the holder should consult his or her tax advisor with regard to identifying the bases or holding periods of the particular shares of Standard common stock received in the exchange.

Cash received in lieu of a fractional share

Cash received by a U.S. holder in lieu of a fractional share of Standard common stock generally will be treated as received in redemption of the fractional share, and gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the portion of the holder’s aggregate adjusted tax basis of the shares of Allegheny common stock surrendered that is allocable to the fractional share. The gain or loss generally will be long-term capital gain or loss if the holding period for the fractional share (including the holding period of the shares of Allegheny common stock surrendered therefor) is more than one year. Long-term capital gains of individuals generally are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

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Backup Withholding

If a U.S. holder receives cash in the merger (including cash received in lieu of a fractional share), the holder may be subject to information reporting and backup withholding at a rate of 28%. You generally will not be subject to backup withholding if you (1) provide an accurate taxpayer identification number, certify that you are not subject to backup withholding and otherwise comply with the backup withholding rules; or (2) provide proof that you are exempt from backup withholding. Amounts withheld under the backup withholding rules will be allowed as a refund or credit against a U.S. holder’s federal income tax liability provided that the holder furnishes the required information to the IRS.

Information Reporting

Allegheny shareholders who receive Standard common stock as a result of the merger will be required to retain records pertaining to the merger and Allegheny shareholders who hold at least 1% of the outstanding Allegheny common stock immediately before the merger will be required to file with their U.S. federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger.

The foregoing discussion is not intended to be a complete analysis or description of all potential U.S. federal income tax consequences of the merger and is not intended to be, and should not be construed as, tax advice. Allegheny shareholders are strongly urged to consult with their tax advisors to determine the particular U.S. federal, state, local, and foreign tax consequences to them of the merger.

Resales of Standard Common Stock

The shares of Standard stock to be issued to shareholders of Allegheny under the merger agreement have been registered under the Securities Act of 1933 and may be freely traded without restriction by holders who will not be affiliates of Standard after the merger.

Certain directors and executive officers of Allegheny will be considered affiliates of Standard after the merger. They may resell shares of Standard common stock received in the merger only if the shares are registered for resale under the Securities Act or an exemption is available. They may resell under the safe harbor provisions of Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. Each person deemed to be an affiliate will enter into an agreement with Standard providing that the person will not transfer any shares of Standard stock received in the merger, except in compliance with the Securities Act. Standard encourages any such person to obtain advice of securities counsel before reselling any Standard stock.

Rights of Dissenting Shareholders

Standard

Standard’s shareholders will not be entitled to exercise any rights of an objecting shareholder provided for under Title 3, Subtitle 2 of the Maryland General Corporation Law.

Allegheny

Pursuant to the Pennsylvania Business Corporation Law, shareholders of Allegheny have the right to dissent from the merger and to obtain payment of the “fair value” of their Allegheny common stock, if the merger is consummated. The term “fair value” means the value of Allegheny common stock immediately before completion of the merger, taking into account all relevant factors, but excluding any appreciation or depreciation in anticipation of the merger.

The following summary of the steps necessary to exercise the right to dissent is qualified in its entirety by the full text of Subchapter D of Chapter 15 of the Pennsylvania Business Corporation Law, which is attached as Annex D to this joint proxy statement/prospectus. Each step must be taken in the indicated order and in strict compliance with the applicable provisions of the statute in order to perfect dissenters’ rights. The failure of any shareholder to comply with these steps will result in the shareholder receiving the consideration contemplated by the merger agreement. See “Proposal 1—The Merger—Terms of the Merger.” Any shareholder of Allegheny who contemplates exercising the right to dissent is urged to read carefully the provisions of Subchapter D of Chapter 15 of the Pennsylvania Business Corporation Law.

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Any written notice or demand which is required in connection with the exercise of dissenters’ rights, whether before or after the effective time of the merger, must be sent to the following location:

Allegheny Valley Bancorp, Inc.

5137 Butler Street

Pittsburgh, PA 15201

Attn: Corporate Secretary

Shareholders who wish to dissent must:

1.	File with Allegheny a written notice of intention to demand that they be paid the fair value for their shares of Allegheny common stock prior to the vote of shareholders on the merger at the Allegheny special meeting to be held on March 24, 2017.

2.	If the merger is effected, the dissenters must effect no change in the beneficial ownership of their Allegheny common stock from the date of the filing of the intention to demand payment through the effective time of the merger.

3.	And the dissenters must vote against the merger, abstain from voting for the merger, or not vote their Allegheny common stock to approve the merger.

Neither submitting a proxy against nor a vote in person against adoption and approval of the merger agreement will constitute the necessary written notice of intention to dissent described above. Beneficial owners of Allegheny common stock whose shares are held of record in “street name” by a brokerage firm or other nominee must obtain the written consent of the record holder to the beneficial owners’ exercise of dissenters’ rights and must submit the consent to Allegheny no later than the time of the filing of their notice of intention to dissent.

If the merger is adopted and approved by the required vote of Allegheny’s shareholders at its special meeting, Allegheny will mail a notice to all dissenters who gave due notice of intention to demand payment and who refrained from voting in favor of the merger. The notice will state where and when a demand for payment must be sent, where certificates for Allegheny common stock must be deposited in order to obtain payment and will inform holders of uncertificated shares to what extent transfer of shares will be restricted. It also will include a form for demanding payment and a copy of Subchapter D of Chapter 15 of the Pennsylvania Business Corporation Law. The time set for receipt of the demand for payment and deposit of stock certificates will not be less than 30 days from the date of mailing of the notice.

Shareholders who fail to timely demand payment or fail to timely deposit stock certificates, as required by Allegheny’s notice, will not have any right to receive payment of the fair value of their Allegheny common stock.

Promptly after the merger is complete, or upon timely receipt of demand for payment if the merger already has been completed, Standard will either remit to dissenters who have made demand and have deposited their stock certificates the amount that Standard, as successor to Allegheny, estimates to be the fair value of the Allegheny common stock or give written notice that no such remittance is being made. The remittance or notice will be accompanied by:

1.	A closing balance sheet and an income statement of Allegheny for a fiscal year ending not more than 16 months before the date of remittance, together with the latest available interim financial statements;

2.	A statement of Standard’s estimate of the fair value of the Allegheny common stock; and

3.	Notice of the right of the dissenter to demand payment or supplemental payment under Pennsylvania Business Corporation Law accompanied by a copy of Subchapter D of Chapter 15 of Pennsylvania Business Corporation Law.

If Standard does not remit the estimated fair value for shares with respect to which demand for payment has been made and stock certificates have been deposited, then Standard will return any certificates that have been deposited. Standard will mark returned certificates and any certificates subsequently issued in exchange therefor to record the fact that demand for payment has been made. Transferees of shares so marked will not acquire any rights in Standard or Allegheny other than those rights held by the original dissenter after such dissenter demanded payment of fair value.

If a dissenter believes that the amount stated or remitted by Standard is less than the fair value of the Allegheny common stock, the dissenter may send Standard his or her own estimate of the fair value of the Allegheny common stock, which will constitute a demand for payment of the amount of the deficiency. If Standard remits payment of its estimated value of a dissenter’s Allegheny

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common stock, and the dissenter does not file his own estimate within 30 days after the mailing by Standard of its remittance, the dissenter will be entitled to no more than the amount remitted to him or her by Standard.

Within 60 days after the latest to occur of (1) the completion of the merger, (2) the timely receipt by Allegheny of any demands for payment, or (3) timely receipt by Allegheny of any estimates by dissenters of fair value, if any demands for payment remain unsettled, Allegheny, may file, in the Court of Common Pleas of Allegheny County an application requesting that the fair value of the Allegheny common stock be determined by the Court. In such case, all dissenters, wherever residing, whose demands have not been settled must be made parties to the proceeding as in an action against their shares, and a copy of the application must be served on each dissenter.

If Allegheny were to fail to file an application, then any dissenter, on behalf of all dissenters who have made a demand and who have not settled their claim against Allegheny, may file an application in the name of Allegheny at any time within the 30-day period after the expiration of the 60-day period and request that the fair value be determined by the Court. The fair value determined by the Court may, but need not, equal the dissenters’ estimates of fair value. If no dissenter files such an application, then each dissenter entitled to do so shall be paid Allegheny’s estimate of the fair value of the Allegheny common stock and no more, and may bring an action to recover any amount not previously remitted, plus interest at a rate the Court finds fair and equitable.

Allegheny intends to negotiate in good faith with any dissenting shareholder. If after negotiation, a claim cannot be settled, then Allegheny and/or Standard, as successor, intends to file an application requesting that the fair value of the Allegheny common stock be determined by the Court. The fair value that would be determined by the Court cannot be predicted and could be more or less than the value of the merger consideration.

DESCRIPTION OF STANDARD

Forward-Looking Statements

This annual report contains forward-looking statements, which can be identified by the use of words such as “estimate,” “project,” “believe,” “intend,” “anticipate,” “plan,” “seek,” “expect,” “will,” “may” and words of similar meaning. These forward-looking statements include, but are not limited to:

•	statements of Standard’s goals, intentions and expectations;

•	statements regarding Standard’s business plans, prospects, growth and operating strategies;

•	statements regarding the asset quality of Standard’s loan and investment portfolios; and

•	estimates of Standard’s risks and future costs and benefits.

These forward-looking statements are based on Standard’s current beliefs and expectations and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond Standard’s control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Standard is under no duty to and unless required under the federal securities laws, Standard does not undertake any obligation to update any forward-looking statements after the date of this annual report.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•	general economic conditions, either nationally or in Standard’s market areas, that are worse than expected;

•	competition among depository and other financial institutions;

•	inflation and changes in the interest rate environment that reduce Standard’s margins or reduce the fair value of financial instruments;

•	adverse changes in the securities markets;

•	changes in laws or government regulations or policies affecting financial institutions, including changes in regulatory fees and capital requirements;

•	Standard’s ability to enter new markets successfully and capitalize on growth opportunities;

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•	Standard’s ability to successfully integrate acquired entities, if any;

•	changes in consumer spending, borrowing and savings habits;

•	changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board, the SEC and the Public Company Accounting Oversight Board;

•	changes in Standard’s organization, compensation and benefit plans;

•	changes in Standard’s financial condition or results of operations that reduce capital available to pay dividends; and

•	changes in the financial condition or future prospects of issuers of securities that Standard owns.

Because of these and other uncertainties, Standard’s actual future results may be materially different from the results indicated by these forward-looking statements.

Standard Financial Corp.

Standard is a Maryland corporation that owns all of the outstanding shares of common stock of Standard Bank upon completion of the mutual-to-stock conversion which occurred on October 6, 2010. Upon completion of the stock conversion, a total of 3,478,173 shares of common stock were issued in the offering of which 3,360,554 shares were subscribed for by depositors of Standard Bank, other investors in the subscription and community offerings and the ESOP at a purchase price of $10.00 per share. In addition, 117,619 shares were issued to Standard Charitable Foundation.

On September 6, 2013, Standard announced that its board of directors approved the voluntary delisting of its common stock from the Nasdaq Stock Market (“Nasdaq”) and the deregistration of Standard as a reporting company with the SEC. Standard notified the Nasdaq of its intent to voluntarily delist its common stock and filed a notice on Form 25 with the SEC on September 16, 2013 to delist the common stock from Nasdaq and terminate the registration of Standard’s common stock under Section 12 of the Exchange Act. Standard’s common stock was suspended from trading on the Nasdaq on September 26, 2013 and promptly thereafter began trading under the symbol “STND” on the OTCQB Marketplace, operated by OTC Markets Group. Standard also filed a Form 15 with the SEC on September 26, 2013 in order to suspend its reporting requirements under Section 15(d) of the Exchange Act with the suspension to become effective 90 days after the filing of the Form 15. At such time, Standard’s periodic reporting obligations under Sections 13 and 15(d) of the Exchange Act were suspended, including its obligations to file annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Standard Bank

Standard Bank is a Pennsylvania chartered savings bank headquartered in Murrysville, Pennsylvania with executive offices in Monroeville, Pennsylvania. Standard Bank was organized in 1913, and reorganized into the mutual holding company structure in 1998. Following the completion of the stock conversion, Standard Bank became the wholly owned subsidiary of Standard. Standard provides financial services to individuals, families and businesses through nine banking offices located in the Pennsylvania counties of Allegheny, Westmoreland and Bedford and Allegany County, Maryland.

Standard Bank’s business consists primarily of accepting deposits from the general public and investing those deposits, together with funds generated from operations and borrowings, in one- to four-family residential mortgage loans, commercial real estate loans, home equity loans and lines of credit, commercial business loans and investment securities. To a much lesser extent, Standard also originates construction loans and consumer loans. Standard Bank offers a variety of deposit accounts, including savings accounts, certificates of deposit, money market accounts, commercial and regular checking accounts and individual retirement accounts.

Standard Bank’s administrative offices are located at 2640 Monroeville Boulevard, Monroeville, Pennsylvania 15146. Standard’s telephone number at this address is (412) 856-0363. Standard’s website address is www.standardbankpa.com. Information on Standard’s website is not incorporated into this Annual Report and should not be considered part of this Annual Report.

Market Area

Standard conducts its operations from its nine branch offices located in the Pennsylvania counties of Allegheny, Westmoreland and Bedford and Allegany County, Maryland. Standard Bank considers its primary market area to be eastern Allegheny, Westmoreland, northern Fayette and southern Bedford counties in Pennsylvania and Allegany County, Maryland.

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Standard’s market area has a broad range of private employers, and has changed its focus from heavy industry to more specialized industries and service providers, including technology, health care, education and finance. Westmoreland County is east of Allegheny County and is part of the Pittsburgh metropolitan area. Allegany County, Maryland is part of the Cumberland, Maryland-West Virginia metropolitan area, which is equidistant from Pittsburgh and Baltimore, and its economy includes information technology, biotechnology, medical services and manufacturing.

Standard’s market area did not fully benefit from the national economic expansion during the period prior to the economic downturn, and as a result, it was not as severely affected during the economic downturn. Median household income levels in Standard Bank’s market area have been mixed. Allegheny, Westmoreland, Fayette and Butler Counties, Pennsylvania have outpaced the median household income growth for both Pennsylvania and the nation since 2010. In Allegany County in Western Maryland, median household income growth has done better than the state of Maryland and the percentage change for the United States. However, median household income in each of the counties within Standard’s market area, with the exception of Allegheny County, Pennsylvania is substantially less than their respective states and nationally. Allegheny County, Pennsylvania is very close to matching the median household income for both the state and the nation.

Competition

Standard faces intense competition in its market areas both in making loans and attracting deposits. Standard competes with commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, mutual funds, insurance companies and investment banking firms. Some of Standard’s competitors have greater name recognition and market presence that benefit them in attracting business, and offer certain services that Standard does not or cannot provide.

Standard’s deposit sources are primarily concentrated in the communities surrounding its banking offices, located in the Pennsylvania counties of Allegheny, Westmoreland and Bedford and Allegany County, Maryland. As of June 30, 2016 (the latest date for which information is publicly available), Standard ranked 14th in deposit market share out of 27 bank and thrift institutions with offices in Allegheny County, Pennsylvania with a market share of 0.4%, 9th in deposit market share out of 20 bank and thrift institutions in Westmoreland County, Pennsylvania with a market share of 2.9%, 7th in deposit market share out of 9 bank and thrift institutions in Bedford County, Pennsylvania , with a market share of 3.6% and 4th in deposit market share out of 5 bank and thrift institutions in Allegany County, Maryland with a market share of 7.3%

Lending Activities

Standard’s primary lending activities are the origination of one- to four-family residential mortgage loans, commercial real estate loans, commercial business loans and home equity loans and lines of credit. To a lesser extent, Standard also originates construction loans and consumer loans.

One- to Four-Family Residential Mortgage Loans. At September 30, 2016, $163.2 million, or 42.1%, of Standard’s total loan portfolio, consisted of one- to four-family residential mortgage loans. Standard offers fixed-rate and adjustable-rate residential mortgage loans with maturities up to 30 years. One- to four-family residential mortgage loans are generally underwritten according to secondary market guidelines, and Standard refers to loans that conform to such guidelines as “conforming loans.” Standard generally originates both fixed- and adjustable-rate mortgage loans in amounts up to the maximum conforming loan limits as established by the Office of Federal Housing Enterprise Oversight, which is currently $417,000 for single-family homes. However, loans in excess of $417,000 (which are referred to as “jumbo loans”) may be generally originated for retention in Standard’s loan portfolio, and not for sale in the secondary market. Standard’s maximum loan amount for these loans is generally $750,000. Standard underwrites jumbo loans in the same manner as conforming loans.

Standard will originate loans with loan-to-value ratios in excess of 80%, up to and including a loan-to-value ratio of 95%. Standard generally requires private mortgage insurance for loans with loan-to-value ratios in excess of 80%. In certain cases, e.g. a borrower with excellent credit and a debt to income ratio of 45% or less, private mortgage insurance is only required if the loan to value ratio is greater than 89%. During the fiscal year ended September 30, 2016, Standard originated $13 million of one- to four-family residential mortgage loans with loan-to-value ratios in excess of 80%. Standard offers special programs for low- and moderate-income home purchasers within low to moderate income census tracts. The property must be located within Standard’s lending assessment area. Household income must be less than 80% of median income of the Metropolitan Statistical Area in order to qualify for the special low-to moderate-income program. Loans under this program may be originated up to 100% loan to value.

Standard generally sells fixed rate conforming loans with terms greater than 15 years and retain the servicing rights on loans sold to generate fee income. For the fiscal year ended September 30, 2016, Standard recognized loan servicing fees of $147,000. As of September 30, 2016, the principal balance of loans serviced for others totaled $25.4 million.

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Other than Standard’s loans for the construction of one- to four-family residential mortgage loans (described under “—Construction Loans”) and home equity lines of credit (described under “—Home Equity Loans and Lines of Credit”), Standard does not offer “interest only” mortgage loans on one- to four-family residential properties (where the borrower pays interest for an initial period, after which the loan converts to a fully amortizing loan). Standard also does not offer loans that provide for negative amortization of principal, such as “Option ARM” loans, where the borrower can pay less than the interest owed on the loan, resulting in an increased principal balance during the life of the loan. Standard does not offer “subprime loans” (loans that generally target borrowers with weakened credit histories typically characterized by payment delinquencies, previous charge-offs, judgments, bankruptcies, or borrowers with questionable repayment capacity as evidenced by low credit scores or high debt-burden ratios) or Alt-A loans (traditionally defined as loans having less than full documentation).

Commercial Real Estate Loans. At September 30, 2016, $119.9 million, or 30.9%, of Standard’s total loan portfolio, consisted of commercial real estate loans. Properties securing Standard’s commercial real estate loans primarily include loans to lessors of residential buildings and dwellings, lessors of non-residential buildings, properties for single family home construction, small office buildings and office suites. Standard generally seeks to originate commercial real estate loans with initial principal balances of up to $3.5 million. Substantially all of Standard’s commercial real estate loans are secured by properties located in its primary market area. At September 30, 2016, Standard’s largest commercial real estate loan relationship had a principal balance of $4.2 million and was secured by first mortgages on office and warehouse buildings. This loan was performing in accordance with its terms at September 30, 2016.

In the underwriting of commercial real estate loans, Standard generally lends up to the lower of 80% of the property’s appraised value or purchase price. Standard bases its decision to lend primarily on the economic viability of the property and the creditworthiness of the borrower. In evaluating a proposed commercial real estate loan, Standard emphasizes the ratio of the property’s projected net cash flow to the loan’s debt service requirement (generally requiring a preferred ratio of 1.25x), computed after deduction for a vacancy factor and property expenses Standard deems appropriate. Personal guarantees are usually obtained from commercial real estate borrowers. Standard generally requires title insurance, fire and extended coverage casualty insurance, and, if appropriate, flood insurance, in order to protect its security interest in the underlying property. Almost all of Standard’s commercial real estate loans are generated internally by its loan officers.

Commercial real estate loans generally carry higher interest rates and have shorter terms than one- to four-family residential mortgage loans. Commercial real estate loans, however, entail greater credit risks compared to the one- to four-family residential mortgage loans Standard originates, as they typically involve larger loan balances concentrated with single borrowers or groups of related borrowers. In addition, the payment of loans secured by income-producing properties typically depends on the successful operation of the property, as repayment of the loan generally is dependent, in large part, on sufficient income from the property to cover operating expenses and debt service. Changes in economic conditions that are not in the control of the borrower or lender could affect the value of the collateral for the loan or the future cash flow of the property. Additionally, any decline in real estate values may be more pronounced for commercial real estate than residential properties.

Home Equity Loans and Lines of Credit. In addition to traditional one- to four-family residential mortgage loans, Standard offers home equity loans and home equity lines of credit that are secured by the borrower’s primary residence or secondary residence. At September 30, 2016, Standard’s home equity loans and lines of credit totaled $79.2 million and represented 20.4% of its total loan portfolio. Standard’s home equity loans are originated with fixed rates of interest and with terms of up to 15 years. Home equity lines of credit have a maximum term of 15 years. Standard offers interest only lines of credit with a 5-year draw period in which interest is due monthly. After the initial 5-year draw period, the borrower is required to make principal payments based on a 10-year amortization. Standard’s home equity lines of credit are currently originated with adjustable rates of interest. Home equity loans and lines of credit are generally underwritten with the same criteria that Standard uses to underwrite one- to four-family residential mortgage loans. For a borrower’s primary residence, home equity loans and lines of credit may be underwritten with a loan-to-value ratio of 85% and 80%, respectively, when combined with the principal balance of the existing mortgage loan. At the time Standard closes a home equity loan or line of credit, Standard records a mortgage to perfect its security interest in the underlying collateral. At September 30, 2016 Standard’s in-house maximum limit for home equity loans and lines of credit were $750,000 and $417,000, respectively. Loans over $250,000 require title insurance.

Home equity loans and lines of credit entail greater credit risks compared to the one- to four-family residential mortgage loans Standard originates, as they typically involve higher loan-to-value ratios. Therefore, any decline in real estate values may have a more detrimental effect on home equity loans and lines of credit compared to one- to four-family residential mortgage loans.

Commercial Business Loans. Standard makes various types of secured and unsecured commercial business loans to customers in its market area for the purpose of working capital and other general business purposes. The terms of these loans generally range from less than one year to a maximum of ten years. The loans are either negotiated on a fixed-rate basis or carry adjustable interest rates indexed to a market rate index. Standard seeks to originate loans to small- and medium-size businesses with principal balances between $150,000 and $750,000. At September 30, 2016, Standard had commercial business loans totaling $14.8 million, or 3.8% of the total loan portfolio.

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Commercial credit decisions are based upon Standard’s credit assessment of the loan applicant. Standard evaluates the applicant’s ability to repay in accordance with the proposed terms of the loan and Standard assesses the risks involved. Personal guarantees of the principals are typically obtained. In addition to evaluating the loan applicant’s financial statements, Standard considers the adequacy of the primary and secondary sources of repayment for the loan or debt service coverage. Credit agency reports of the applicant’s personal credit history supplement Standard’s analysis of the applicant’s creditworthiness. Collateral supporting a secured transaction also is analyzed to determine its marketability. Commercial business loans generally have higher interest rates than residential loans of like duration because they have a higher risk of default since their repayment generally depends on the successful operation of the borrower’s business and the sufficiency of any collateral. At September 30, 2016, Standard’s largest commercial business loan was to a municipality, had a principal balance of $1.8 million and was secured by the borrowers’ general obligation and taxing authority. This loan was performing in accordance with its terms at September 30, 2016.

Construction Loans. Standard makes commercial construction loans for rental properties, commercial buildings and homes built by developers on speculative, undeveloped property. The terms of commercial construction loans are made in accordance with Standard’s commercial loan policy. Advances on construction loans are made in accordance with a schedule reflecting the cost of construction, but are generally limited to an 80% loan-to-completed-appraised-value ratio. Repayment of construction loans on non-residential properties is normally expected from the property’s eventual rental income, income from the borrower’s operating entity or the sale of the subject property. In the case of income-producing property, repayment is usually expected from permanent financing upon completion of construction. Standard typically provides the permanent mortgage financing on its construction loans. Construction loans are interest-only loans during the construction period, which typically do not exceed 12 months, and convert to permanent, amortizing financing following the completion of construction.

Standard makes residential construction loans for one- to four-family owner-occupied properties. Advances on residential construction loans are made in accordance with a schedule reflecting the cost of construction. The terms of residential construction loans are made in accordance with Standard’s one- to four-family residential lending policy (described under “— One- to Four-Family Residential Mortgage Loans”). At September 30, 2016, residential construction loans totaled $10.2 million, or 2.6%, of total loans receivable. At September 30, 2016, the additional un-advanced portion of these construction loans totaled $6.0 million.

Generally, before making a commitment to fund a construction loan, Standard requires an appraisal of the property by a state-certified or state-licensed appraiser. Standard reviews and inspects properties before disbursement of funds during the term of the construction loan. Construction financing generally involves greater credit risk than long-term financing on improved, owner-occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the value of the property at completion of construction compared to the estimated cost (including interest) of construction and other assumptions. If the estimate of construction cost is inaccurate, Standard may be required to advance additional funds beyond the amount originally committed in order to protect the value of the property. Moreover, if the estimated value of the completed project is inaccurate, the borrower may hold a property with a value that is insufficient to assure full repayment of the construction loan upon the sale of the property. In the event Standard makes a land acquisition loan on property that is not yet approved for the planned development, there is the risk that approvals will not be granted or will be delayed. Construction loans also expose Standard to the risk that improvements will not be completed on time in accordance with specifications and projected costs. In addition, the ultimate sale or rental of the property may not occur as anticipated.

Loan Originations, Sales, Participations and Servicing. All loans that Standard originates are underwritten pursuant to its policies and procedures, which incorporate standard underwriting and secondary market guidelines. Standard originates both adjustable-rate and fixed-rate loans. Standard’s loan origination and sales activity may be adversely affected by a rising interest rate environment that typically results in decreased loan demand. Most of Standard’s one- to four-family residential mortgage loan originations are generated by its loan officers.

During fiscal 2016 and 2015, Standard has sold approximately 24% and 12%, respectively, of the longer term fixed rate loans to the FHLB through its Mortgage Partnership Finance (“MPF”) program that were originated during the year, with loan servicing rights retained. During the fiscal years 2016 and 2015, Standard originated $3.9 million and $2.3 million, respectively, of fixed-rate loans primarily with terms greater than 15 years which were sold to assist Standard in managing interest rate risk. Standard sells its loans with the servicing rights retained on residential mortgage loans, and Standard intends to continue this practice in the future, subject to the pricing of retaining such servicing rights. At September 30, 2016, Standard was servicing loans owned by others with a principal balance of $25.4 million. Loan servicing includes collecting and remitting loan payments, accounting for principal and interest, contacting delinquent borrowers, supervising foreclosures and property dispositions in the event of defaults, making certain insurance and tax payments on behalf of the borrowers and generally administering the loans. Standard retains a portion of the interest paid by the borrower on the loans it services as consideration for its servicing activities.

From time to time, Standard enters into participations in commercial loans with other banks. In these circumstances, Standard will generally follow its customary loan underwriting and approval policies. At September 30, 2016 Standard had $16.6 million in loan participations, with $2.8 million of that total comprised of lease financing.

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Loan Approval Procedures and Authority. Standard’s lending activities follow written, non-discriminatory underwriting standards and loan origination procedures established by its Board of Directors. The loan approval process is intended to assess the borrower’s ability to repay the loan and value of the property that will secure the loan. To assess the borrower’s ability to repay, Standard reviews the borrower’s employment and credit history and information on the historical and projected income and expenses of the borrower. Standard requires “full documentation” on all of its loan applications. Standard requires appraisals of all real property securing one- to four-family residential and commercial real estate loans. Standard requires appraisals on home equity loans and lines of credit of $250,000 or greater. For loan amounts under $250,000 an appraisal may be required or other methods of property valuations are utilized. All appraisers are state-licensed or state-certified appraisers, and its practice is to have local appraisers approved by the Board of Directors annually.

Standard’s policies and loan approval limits are established by the Board of Directors. Loans in amounts up to $750,000 (for home equity and home equity lines of credit), $1.5 million (for residential real estate loans), and $1.5 million (for commercial loans) can be approved by designated individual officers or officers acting together with specific lending approval authority. Relationships in excess of these amounts require the approval of the Board of Directors or its Loan Committee.

Investments

Standard’s Investment Committee, which is comprised of its Chief Executive Officer and its Chief Financial Officer, has primary responsibility for implementing Standard’s investment policy, which is established by its Board of Directors. The general investment strategies are developed and authorized by the Investment Committee in consultation with Standard’s Board of Directors. The Investment Committee is responsible for the execution of specific investment actions. These officers are authorized to execute investment transactions without the Board of Directors prior approval (provided the transactions are within the scope of the established investment policy). The investment policy is reviewed annually by the Investment Committee, and any changes to the policy are subject to approval by the full Board of Directors. The overall objectives of the Investment Policy are to maintain a portfolio of high quality and diversified investments to maximize interest income over the long term and to minimize risk, to provide collateral for borrowings, to provide additional earnings when loan production is low, and, when appropriate, to reduce Standard’s tax liability. The policy dictates that investment decisions give consideration to the safety of principal, liquidity requirements and interest rate risk management. All securities transactions are reported to the Board of Directors on a monthly basis.

Standard’s current investment policy permits investments in securities issued by the U.S. Government as well as mortgage-backed securities, municipal securities, corporate bonds and direct obligations of Fannie Mae, Freddie Mac and Ginnie Mae. The investment policy also permits, with certain limitations, investments in certificates of deposit, collateralized mortgage obligations, mutual funds and equity securities. Standard’s current investment policy does not permit investment in stripped mortgage-backed securities or derivatives as defined in federal banking regulations or in other high-risk securities. Standard’s investment policy expressly prohibits the use of its investment portfolio for market-oriented trading activities or speculative purposes unless otherwise approved by its Board of Directors. Standard does not currently have a trading account for investment securities.

Standard designates a security as either held to maturity, available for sale, or trading, based upon Standard’s ability and intent. Securities available for sale and trading securities are reported at market value and securities held to maturity are reported at amortized cost. A periodic review and evaluation of the available for sale and held to maturity securities portfolios is conducted to determine if the fair value of any security has declined below its carrying value and whether such decline is other-than-temporary. At September 30, 2016, all of Standard’s securities were classified as available for sale. Standard’s securities portfolio at September 30, 2016, consisted primarily of securities with the following fair values: $19.7 million of mortgage-backed securities issued by U.S. Government agencies and U.S. Government-sponsored enterprises; $29.5 million of municipal obligations; $10.0 million of U.S. government and agency obligations; $2.5 million of corporate bonds and $2.1 million of equity securities. At September 30, 2016, none of the collateral underlying Standard’s securities portfolio was considered subprime or Alt-A. See “Management’s Discussion of Financial Condition and Results of Operations—Balance Sheet Analysis: September 30, 2016 and September 30, 2015—Investment Securities Portfolio” for a discussion of the recent performance of Standard’s securities portfolio.

Standard purchases mortgage-backed securities insured or guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae. Historically, Standard has invested in mortgage-backed securities to achieve positive interest rate spreads with minimal administrative expense and to lower its credit risk as a result of the guarantees provided by Freddie Mac, Fannie Mae or Ginnie Mae. However, in September 2008, the Federal Housing Finance Agency placed Freddie Mac and Fannie Mae into conservatorship. The U.S. Treasury Department has established financing agreements to ensure that Freddie Mac and Fannie Mae meet their obligations to holders of mortgage-backed securities that they have issued or guaranteed. These actions have not affected the markets for mortgage-backed securities issued by Freddie Mac or Fannie Mae. A number of proposals have been made for reforming these government-sponsored entities. Both agencies remain under government conservatorship.

Mortgage-backed securities are securities issued in the secondary market that are collateralized by pools of mortgages. Certain types of mortgage-backed securities are commonly referred to as “pass-through” certificates because the principal and interest

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of the underlying loans is “passed through” to investors, net of certain costs, including servicing and guarantee fees. Mortgage-backed securities typically are collateralized by pools of one- to four-family or multifamily (loans on properties with 5 or more units) mortgages, although Standard invests primarily in mortgage-backed securities backed by one- to four-family mortgages. The issuers of such securities pool and resell the participation interests in the form of securities to investors such as Standard Bank. The interest rate on the security is lower than the interest rates on the underlying loans to allow for payment of servicing and guaranty fees. Ginnie Mae, a U.S. Government agency, and government sponsored enterprises, such as Fannie Mae and Freddie Mac, either guarantee the payments or guarantee the timely payment of principal and interest to investors. Mortgage-backed securities are more liquid than individual mortgage loans since there is an active trading market for such securities. In addition, mortgage-backed securities may be used to collateralize borrowings. Investments in mortgage-backed securities involve a risk that actual payments will be greater or less than the prepayment rate estimated at the time of purchase, which may require adjustments to the amortization of any premium or accretion of any discount relating to such interests, thereby affecting the net yield on Standard’s securities. Current prepayment speeds determine whether prepayment estimates require modification that could cause amortization or accretion adjustments.

Sources of Funds

General. Deposits traditionally have been Standard’s primary source of funds for its investment and lending activities. Standard also borrows from the FHLB to supplement cash flow needs. Standard’s additional sources of funds are scheduled loan payments, maturing investments, loan repayments, customer repurchase agreements, income on other earning assets and the proceeds of loan sales.

Deposits. Standard accepts deposits primarily from the areas in which its offices are located. Standard relies on its competitive pricing and products, convenient locations and quality customer service to attract and retain deposits. Standard offers a variety of deposit accounts with a range of interest rates and terms. Standard’s deposit accounts consist of savings accounts, certificates of deposit and regular checking accounts. Interest rates, maturity terms, service fees and withdrawal penalties are established on a periodic basis. Deposit rates and terms are based primarily on current operating strategies and market interest rates, liquidity requirements and Standard’s deposit growth goals.

Borrowings. Standard’s borrowings consist of advances from the FHLB and funds borrowed from customers under repurchase agreements. At September 30, 2016, FHLB advances totaled $48.9 million, or 11.6%, of total liabilities and Standard’s repurchase agreements totaled $2.0 million, or 0.5%, of total liabilities. At September 30, 2016, Standard had access to additional FHLB advances of up to $150.1 million. Advances from the FHLB are collateralized by certain qualifying collateral such as loans, with weighted average collateral values determined by the FHLB equal to a least the unpaid amount of outstanding advances. Repurchase agreements are secured by mortgage-backed securities.

Subsidiary Activities

Standard Bank has one subsidiary, Westmoreland Investment Company, which is a Delaware corporation that holds residential mortgage loans originated and serviced by Standard Bank.

Expense and Tax Allocation

Standard Bank has entered into an agreement with Standard to provide it with certain administrative support services, whereby Standard Bank will be compensated at not less than the fair market value of the services provided. In addition, Standard Bank and Standard have entered into an agreement to establish a method for allocating and for reimbursing the payment of their consolidated tax liability.

Personnel

As of September 30, 2016, Standard had 85 full-time equivalent employees. Standard’s employees are not represented by any collective bargaining group. Management believes that Standard has a good working relationship with its employees.

SUPERVISION AND REGULATION

General

Standard Bank is supervised and examined by the Pennsylvania Department of Banking as the issuer of its charter, and by the FDIC as the insurer of its deposits and its primary federal regulator. Standard Bank also is regulated to a lesser extent by the Federal Reserve Board, governing reserves to be maintained against deposits and other matters. This system of state and federal regulation and supervision establishes a comprehensive framework of activities in which an institution may engage and is intended primarily for the protection of the FDIC’s deposit insurance fund and depositors, not for the protection of security holders. Standard Bank is periodically examined by the Pennsylvania Department of Banking and the FDIC to ensure that it satisfies applicable standards with

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respect to such matters as its capital adequacy, assets, management, earnings, liquidity and sensitivity to market interest rates. Following examinations, the Pennsylvania Department of Banking and the FDIC prepare reports for the consideration of Standard Bank’s Board of Directors on any operating deficiencies. Standard Bank’s relationship with its depositors also is regulated to a great extent by federal law and, to a much lesser extent, state law, especially in matters concerning the ownership of deposit accounts and the form and content of Standard Bank’s loan documents.

As a bank holding company, Standard is required to file certain reports with, is subject to examination by, and otherwise must comply with the rules and regulations of the Pennsylvania Department of Banking and the Federal Reserve Board.

Any change in these laws or regulations, whether by the FDIC, the Pennsylvania Department of Banking, the Federal Reserve Board or Congress, could have a material adverse impact on Standard, Standard Bank and their operations.

Set forth below is a brief description of certain regulatory requirements that are applicable to Standard Bank and Standard. The description is limited to certain material aspects of the statutes and regulations addressed, and is not intended to be a complete description of such statutes and regulations and their effects on Standard Bank and Standard.

Dodd-Frank Act

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), significantly changed the bank regulatory structure and is affecting the lending, investment, trading and operating activities of depository institutions and their holding companies. Certain aspects of that legislation are discussed below.

The Dodd-Frank Act required the Federal Reserve Board to set minimum capital levels for depository institution holding companies that are as stringent as those required for the insured depository subsidiaries and with the components of Tier 1 capital restricted to capital instruments that are considered to be Tier 1 capital for insured depository institutions. The legislation also established a floor for capital of insured depository institutions, which cannot be lower than the standards then in effect and directed the federal banking regulators to implement new leverage and capital requirements taking into account off-balance sheet activities and other risks, including risks relating to securitized products and derivatives. Such regulations were issued in 2013 and became effective on January 1, 2015.

The Dodd-Frank Act also created a new Consumer Financial Protection Bureau with substantial power to implement and enforce consumer protection laws. The Consumer Financial Protection Bureau has broad rulemaking authority for a wide range of consumer protection laws that apply to all banks and savings institutions, including the authority to prohibit “unfair, deceptive or abusive” acts and practices. The Consumer Financial Protection Bureau has examination and enforcement authority over all banks and savings institutions with more than $10 billion in assets. Banks and savings institutions with $10 billion or less in assets, such as Standard Bank, continue to be examined by their applicable bank regulators.

The legislation broadened the base for FDIC insurance assessments. Assessments are now based on an institution’s average consolidated total assets less tangible equity capital. The Dodd-Frank Act also permanently increased the maximum amount of deposit insurance for banks, savings institutions and credit unions to $250,000 per depositor. The legislation increased stockholder influence over boards of directors by requiring companies to give stockholders a non-binding vote on executive compensation and so-called “golden parachute” payments. It also directed the Federal Reserve Board to promulgate rules prohibiting excessive compensation paid to bank holding company executives, regardless of whether the company is publicly traded. The Dodd-Frank Act provided for originators of certain securitized loans to retain a percentage of the risk for transferred loan, directed the Federal Reserve Board to regulate pricing of certain debit card interchange fees, contained a number of reforms related to mortgage origination and authorized depository institutions to pay interest on business checking accounts.

Many of the provisions of the Dodd-Frank Act had delayed effective dates and the legislation required various federal agencies to promulgate numerous and extensive implementing regulations over several years. Although the effects of these regulations cannot be completely determined at this time, it is expected that the legislation and implementing regulations will increase Standard Bank’s operating and compliance costs.

Banking Regulation

Pennsylvania Savings Bank Law. The Pennsylvania Banking Code of 1965, as amended (the “Banking Code”), contains detailed provisions governing such matters as the organization, operations, corporate powers, lending, investment and deposit-taking authority, branching rights and responsibilities of directors, officers and employees of Pennsylvania savings banks. The Banking Code delegates extensive rulemaking power and administrative discretion to the Department of Banking in its supervision and regulation of state-chartered savings banks. The Pennsylvania Department of Banking may order any savings bank to discontinue any violation of law or unsafe or unsound business practice and may direct any trustee, officer, attorney, or employee of a savings bank engaged in an objectionable activity, after the Pennsylvania Department of Banking has ordered the activity to be terminated, to show cause at a

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hearing before the Pennsylvania Department of Banking why such person should not be removed. The Pennsylvania Department of Banking may also appoint a receiver or conservator for an institution in appropriate cases.

Capital Requirements. Under federal law, federally insured banks, including banks like Standard Bank that are not members of the Federal Reserve System (“state non-member banks”), are required to comply with minimum capital requirements. On January 1, 2015, the FDIC and the other federal bank regulatory agencies made effective a final rule which revised their risk-based capital requirements and the method for calculating risk-weighted assets to make them consistent with agreements that were reached by the Basel Committee on Banking Supervision and certain provisions of the Dodd-Frank Act. The revised requirements apply to all depository institutions and top-tier bank and savings and loan holding companies with total consolidated assets of $1 billion or more.

The current risk-based capital standards require the maintenance of common equity Tier 1 capital, Tier 1 capital and total capital to risk-weighted assets of at least 4.5%, 6% and 8%, respectively. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets (e.g., recourse obligations, direct credit substitutes, residual interests) are multiplied by a risk weight factor (from 0% to 1,250%) assigned by the regulations based on the risks believed inherent in the type of asset. Higher levels of capital are required for asset categories believed to present greater risk. Common equity Tier 1 capital is generally defined as common stockholders’ equity and retained earnings. Tier 1 capital is generally defined as common equity Tier 1 and additional Tier 1 capital. Additional Tier 1 capital includes certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries. Total capital includes Tier 1 capital (common equity Tier 1 capital plus additional Tier 1 capital) and Tier 2 capital. Tier 2 capital is comprised of capital instruments and related surplus, meeting specified requirements, and may include cumulative preferred stock and long-term perpetual preferred stock, mandatory convertible securities, intermediate preferred stock and subordinated debt. Also included in Tier 2 capital is the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets and for institutions, such as Standard Bank, that have exercised an opt-out election regarding the treatment of Accumulated Other Comprehensive Income, up to 45% of net unrealized gains on available-for-sale equity securities with readily determinable fair market values. Calculation of all types of regulatory capital is subject to deductions and adjustments specified in the regulations.

In addition to the risk-based requirements, the federal regulations also establish a separate leverage capital requirement of 4% Tier 1 capital to total adjusted assets. Further, in assessing an institution’s capital adequacy, the FDIC takes into consideration, not only these numeric factors, but qualitative factors as well, and has the authority to establish higher capital requirements for individual banks where necessary.

In addition to establishing the minimum regulatory capital requirements, the regulations limit capital distributions and certain discretionary bonus payments to management if the institution does not hold a “capital conservation buffer” consisting of 2.5% of common equity Tier 1 capital to risk-weighted asset above the amount necessary to meet its minimum risk-based capital requirements. The capital conservation buffer requirement is being phased in beginning January 1, 2016 at 0.625% of risk-weighted assets and increasing each year until fully implemented at 2.5% on January 1, 2019.

Standard Bank is also subject to capital requirements established by of the Pennsylvania Department of Banking. Pennsylvania Department of Banking regulations establish a 4% Tier 1 capital to total assets requirement and incorporate by reference the FDIC’s risk-based capital requirements. The Pennsylvania Department of Banking also has authority to establish institution-specific capital requirements where deemed appropriate.

Prompt Corrective Action Regulations. Under the federal prompt corrective action statute, the regulators are authorized and, under certain circumstances, required to take supervisory actions against undercapitalized banks. For this purpose, an institution is placed in one of five categories based on the institution’s capital. The final capital rule effective in January 2015 revised the prompt corrective action categories to incorporate the enhanced regulatory capital requirements.

An institution is deemed to be “well capitalized” if it has a total risk-based capital ratio of 10.0% or greater, a Tier 1 risk-based capital ratio of 8.0% or greater, a leverage ratio of 5.0% or greater and a common equity Tier 1 ratio of 6.5% or greater. An institution is “adequately capitalized” if it has a total risk-based capital ratio of 8.0% or greater, a Tier 1 risk-based capital ratio of 6.0% or greater, a leverage ratio of 4.0% or greater and a common equity Tier 1 ratio of 4.5% or greater. An institution is “undercapitalized” if it has a total risk-based capital ratio of less than 8.0%, a Tier 1 risk-based capital ratio of less than 6.0%, a leverage ratio of less than 4.0% or a common equity Tier 1 ratio of less than 4.5%. An institution is deemed to be “significantly undercapitalized” if it has a total risk-based capital ratio of less than 6.0%, a Tier 1 risk-based capital ratio of less than 4.0%, a leverage ratio of less than 3.0% or a common equity Tier 1 ratio of less than 3.0%. An institution is considered to be “critically undercapitalized” if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2.0%.

At each successive lower capital category, an insured depository institution is subject to more restrictions and prohibitions, including restrictions on growth, restrictions on interest rates paid on deposits, restrictions or prohibitions on payment of dividends, and restrictions on the acceptance of brokered deposits. Furthermore, if an insured depository institution is classified in one of the undercapitalized categories, it is required to submit a capital restoration plan to the appropriate federal banking agency, and the

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holding company must guarantee the performance of that plan. Based upon its capital levels, an institution that is classified as well-capitalized, adequately capitalized, or undercapitalized may be treated as though it were in the next lower capital category if the appropriate federal banking agency, after notice and opportunity for hearing, determines that an unsafe or unsound condition, or an unsafe or unsound practice, warrants such treatment. An undercapitalized institution’s compliance with a capital restoration plan is required to be guaranteed by any company that controls the undercapitalized institution in an amount equal to the lesser of 5.0% of the institution’s total assets when deemed undercapitalized or the amount necessary to achieve the status of adequately capitalized. If an “undercapitalized” institution fails to submit an acceptable plan, it is treated as if it is “significantly undercapitalized.” “Significantly undercapitalized” institutions must comply with one or more of a number of additional restrictions. Such restrictions may include, but are not limited to, an order by the regulator to: (i) sell sufficient voting stock to become adequately capitalized, (ii) reduce total assets, (iii) cease receipt of deposits from correspondent banks, (iv) dismiss directors or officers, (v) restrict interest rates paid on deposits, (vi) limit compensation of executive officers and/or (vii) limit capital distributions by the parent holding company. “Critically undercapitalized” institutions are subject to additional measures including, subject to a narrow exception, the appointment of a receiver or conservator within 270 days after is capital falls to that level.

Loans-to-One-Borrower Limitation. Under applicable Pennsylvania law, with certain limited exceptions, a Pennsylvania chartered savings bank may lend to a single or related group of borrowers on an “unsecured” basis an amount equal to 15% of its unimpaired capital and surplus. Standard’s internal policy, however, is to make no loans either individually or in the aggregate to one entity in excess of $5,476,000. However, in special circumstances this limit may be exceeded subject to the approval of the Board of Directors.

Activities and Investments of Insured State-Chartered Banks. Federal law generally limits the equity investments of state-chartered banks insured by the FDIC to those that are permissible for national banks. Under regulations dealing with equity investments, subject to certain grandfather clauses, an insured state bank generally may not, directly or indirectly, acquire or retain any equity investment of a type, or in an amount, that is not permissible for a national bank. An insured state bank is not prohibited from, among other things: (i) acquiring or retaining a majority interest in a subsidiary that is engaged in permissible activities; (ii) investing as a limited partner in a partnership the sole purpose of which is direct or indirect investment in the acquisition, rehabilitation, or new construction of a qualified housing project, provided that such limited partnership investments may not exceed 2% of the bank’s total assets and (iii) acquiring up to 10% of the voting stock of a company that solely provides or reinsures liability insurance for directors, trustees or officers, or blanket bond group insurance coverage for insured depository institutions. The direct or indirect activities of a state bank are similarly generally limited to those of a national bank. Exceptions include where approval is received for the activity from the FDIC.

Dividends. The federal banking agencies have indicated that paying dividends that deplete a depository institution’s capital base to an inadequate level is an unsafe and unsound banking practice. Under the FDIC Improvement Act of 1991, a depository institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. Moreover, the federal agencies have issued policy statements that provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings. Federal banking regulators have the authority to prohibit banks and bank holding companies from paying a dividend if the regulators deem such payment to be an unsafe or unsound practice. Standard Bank is also subject to regulatory restrictions on the payment and amounts of dividends under Pennsylvania law. The Pennsylvania law states, in part, that dividends may be declared and paid by Standard Bank only out of accumulated total net earnings.

Community Reinvestment Act and Fair Lending Laws. Under the Community Reinvestment Act of 1977 (“CRA”), the FDIC is required to assess the record of all non-member banks to determine if such institutions are meeting the credit needs of the communities (including low-and moderate-income areas) that they serve. CRA performance evaluations are based on a four-tiered rating system: Outstanding, Satisfactory, Needs to Improve and Substantial Noncompliance. CRA performance evaluations are considered in evaluating applications for such things as mergers, acquisitions and applications to open branches. Standard Bank’s most recent CRA rating was “Satisfactory.”

Transactions with Related Parties. Transactions between banks and their related parties or affiliates are limited by Sections 23A and 23B of the Federal Reserve Act. An affiliate of a bank is generally any company or entity that controls, is controlled by or is under common control with the bank. In a holding company context, the parent bank holding company and any companies controlled by the parent holding company are affiliates of the bank.

Generally, Sections 23A and 23B of the Federal Reserve Act and Federal Reserve Board Regulation W: (i) limit the extent to which a bank and its operating subsidiaries may engage in “covered transactions” with any one affiliate to an amount equal to 10.0% of such institution’s capital stock and surplus, (ii) place an aggregate limit on all such transactions with all affiliates to an amount equal to 20.0% of such institution’s capital stock and surplus and (iii) require that all such transactions be on terms substantially the same, or at least as favorable, to the institution or subsidiary as those provided to non-affiliates. The term “covered transaction” includes making a loan or extension of credit to or a guarantee on behalf of an affiliate, a purchase of assets from an affiliate and other similar transactions. In addition, loans or other extensions of credit by the institution to the affiliate must be collateralized in accordance with requirements set forth in Section 23A of the Federal Reserve Act.

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The Sarbanes-Oxley Act of 2002 generally prohibits loans by a company to its executive officers and directors. However, the law contains a specific exception for loans by a depository institution to its executive officers and directors in compliance with federal banking laws, assuming such loans are also permitted under the law of the institution’s chartering state. Under such laws, Standard Bank’s authority to extend credit to executive officers, directors and 10% shareholders (“insiders”), as well as entities under such person’s control, is limited. The law limits both the individual and aggregate amount of loans Standard Bank may make to insiders based, in part, on Standard Bank’s capital position and requires certain board of directors approval procedures to be followed. Such loans are required to be made on terms substantially the same as those offered to unaffiliated individuals and not involve more than the normal risk of repayment. There is an exception for loans made pursuant to a benefit or compensation program that is widely available to all employees of the institution and does not give preference to insiders over other employees. Loans to executive officers are further limited to specific categories.

Standards for Safety and Soundness. Federal law requires each federal banking agency to prescribe certain standards for all insured depository institutions. These standards relate to, among other things, internal controls, information systems and audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, compensation, and other operational and managerial standards as the agency deems appropriate. Interagency guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard. If an institution fails to meet these standards, the appropriate federal banking agency may require the institution to implement an acceptable compliance plan. Failure to implement such a plan can result in further enforcement action, including the issuance of a cease and desist order or the imposition of civil money penalties.

Enforcement. The FDIC, has extensive enforcement authority over non-member banks, including Standard Bank. The enforcement authority includes, among other measures, the ability to assess civil money penalties, issue cease and desist orders and remove directors and officers. In general, these enforcement actions may be initiated in response to violations of laws and regulations, breaches of fiduciary duty and unsafe or unsound practices.

Insurance of Deposit Accounts. Deposit accounts in Standard Bank are insured by the FDIC’s Deposit Insurance Fund, generally up to a maximum of $250,000 per separately insured depositor and up to a maximum of $250,000 for self-directed retirement accounts.

The FDIC assesses insured depository institutions to maintain the Deposit Insurance Fund. No institution may pay a dividend if in default of its deposit insurance assessment.

Under the FDIC’s risk-based assessment system, insured institutions are assessed based on perceived risk to the Deposit Insurance Fund. Originally, each institution was assigned to a risk category based on supervisory evaluations, regulatory capital levels and certain other factors. An institution’s assessment rate depended upon the category to which it is assigned and certain adjustments specified by FDIC regulations, with less risky institutions paying lower rates. Assessment rates (inclusive of possible adjustments) ranged from 2 1/2 to 45 basis points of each institution’s total assets less tangible capital. In conjunction with the Deposit Insurance Fund’s reserve ratio reaching 1.15%, the range of assessments for banks of less than $10 billion in assets was reduced to 1 1/2 basis points to 30 basis points of total assets less tangible capital, effective July 1, 2016. In addition, the risk categories were eliminated in favor of a combination of examination ratings and financial modeling designed to estimate the probability that an institution fails over a three year period.

The FDIC has the authority to increase insurance assessments. A material increase would likely have an adverse effect on the operating expenses and results of operations of Standard Bank. Management cannot predict what insurance assessment rates will be in the future.

In addition to the FDIC assessments, the Financing Corporation (“FICO”) is authorized to impose and collect, with the approval of the FDIC, assessments for anticipated payments, issuance costs and custodial fees on bonds issued by the FICO in the 1980s to recapitalize the former Federal Savings and Loan Insurance Corporation. For the quarter ended June 30, 2016, the annualized FICO assessment rate equaled 0.56 basis points of total assets less tier 1 capital. The bonds issued by the FICO are due to mature in 2017 through 2019.

Insurance of deposits may be terminated by the FDIC upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. Standard does not currently know of any practice, condition or violation that may lead to termination of its deposit insurance.

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Federal Home Loan Bank System. Standard Bank is a member of the Federal Home Loan Bank System, which consists of 12 regional Federal Home Loan Banks. The Federal Home Loan Bank System provides a central credit facility primarily for member institutions as well as other entities involved in home mortgage lending. As a member of the Federal Home Loan Bank of Pittsburgh (“FHLB”), Standard Bank is required to acquire and hold shares of capital stock in the Federal Home Loan Bank. As of September 30, 2016, Standard Bank was in compliance with this requirement.

Federal Reserve System. Federal Reserve Board regulations require depository institutions to maintain non-interest-earning reserves against their transaction accounts (primarily NOW and regular checking accounts). The regulations generally require that reserves be maintained against aggregate transaction accounts as follows: for that portion of transaction accounts aggregating $110.2 million or less (which may be adjusted annually by the Federal Reserve Board) the reserve requirement is 3.0%; the amounts greater than $110.2 million require a 10.0% reserve (which may also be adjusted annually by the Federal Reserve Board between 8.0% and 14.0%). The first $15.2 million of otherwise reservable balances are exempted from the reserve requirements. Standard Bank is in compliance with these requirements.

Other Regulations

Interest and other charges collected or contracted for by Standard Bank are subject to state usury laws and federal laws concerning interest rates. Standard Bank’s operations are also subject to federal laws applicable to credit transactions.

Bank Holding Company Regulation

As a bank holding company, Standard is subject to regulation by the Pennsylvania Department of Banking, and the Federal Reserve Board pursuant to the Bank Holding Company Act of 1956, as amended (the “BHC Act”). Standard is required to file with the Federal Reserve Board financial and other reports and such additional information as the Federal Reserve Board may require. The BHC Act requires each bank holding company to obtain the prior approval of the Federal Reserve Board before it may acquire substantially all the assets of any bank, or acquire ownership or control of more than 5% of any class of voting shares of a bank or bank holding company. Such a transaction may also require approval of the Pennsylvania Department of Banking.

Pursuant to provisions of the BHC Act and regulations promulgated by the Federal Reserve Board, Standard may only engage in, or own companies that engage in, activities deemed by the Federal Reserve Board to be so closely related to the business of banking or managing or controlling banks as to be a proper incident thereto, and the holding company must obtain permission from the Federal Reserve Board prior to engaging in most new business activities. A bank holding company that meets specified criteria may become a “financial holding company” and thereby engage in a broader range of financial activities. Standard has not elected to become a financial holding company up to this time.

The Federal Reserve Board has adopted consolidated regulatory capital requirements that are generally applicable to bank holding companies with $1.0 billion or more of consolidated assets. The Dodd-Frank Act required the Federal Reserve Board to revise its holding company capital requirements so that they are no less stringent, quantitatively and in terms of components of capital, than those applicable to the subsidiary depository institutions themselves. The previously discussed final rule that revised regulatory capital requirements for depository institutions also implemented the Dodd-Frank Act requirements for holding companies, effective January 1, 2015. Bank holding companies of $1.0 billion or more in consolidated assets are now subject to regulatory capital requirements that are identical to those applicable to the institutions themselves. As is the case with the institution-level requirements, the capital conservation buffer is being phased in from 2016 to 2019. These consolidated regulatory capital requirements will apply to Standard when it reaches the required asset threshold.

The Federal Reserve Board has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the Federal Reserve Board’s policies provide that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization’s capital needs, asset quality and overall financial condition. Federal Reserve Board regulations and guidance also provide for prior regulatory review of dividends and stock repurchases and redemptions under certain circumstances. The Federal Reserve Board’s policies, codified by the Dodd-Frank Act, require that a bank holding company serve as a source of strength to its subsidiary banks by standing ready to use available resources to provide capital funds to those banks during periods of financial stress or adversity and by maintaining the financial flexibility and capital-raising capacity to obtain additional resources to assist its subsidiary banks where necessary. Under the prompt corrective action laws, the ability of a bank holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized. These regulatory policies could affect the ability of Standard o pay dividends or otherwise engage in capital distributions.

Change in Control Regulations. Under the Change in Bank Control Act, no person may acquire control of a bank holding company unless the Federal Reserve Board has been given 60 days’ prior written notice and has not issued a notice disapproving the proposed acquisition, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the competitive effects of the acquisition. Control, as defined under federal regulations, means ownership, control of or holding more than

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25% of any class of voting stock, control in any manner of the election of a majority of the institution’s directors, or a determination by the regulator that the acquirer has the power, directly or indirectly, to exercise a controlling influence over the management or policies of the institution. Acquisition of more than 10% of any class of a bank holding company’s voting stock constitutes a rebuttable determination of control under the regulations under certain circumstances, including where the issuer has registered securities under Section 12 of the Exchange Act. No existing bank holding company may acquire more than 5% of a class of voting stock of Standard or Standard Bank without application to and approval of the Federal Reserve Board pursuant to the BHC Act.

TAXATION

Federal Taxation

General. Standard and Standard Bank are subject to federal income taxation in the same general manner as other corporations, with some exceptions discussed below. The following discussion of federal taxation is intended only to summarize material federal income tax matters and is not a comprehensive description of the tax rules applicable to Standard and Standard Bank.

Method of Accounting. For federal income tax purposes, Standard Bank will file a consolidated tax return with Standard, will report its income and expenses on the accrual method of accounting and use a calendar year ending December 31st for filing their consolidated federal income tax returns.

Minimum Tax. The Code imposes an alternative minimum tax at a rate of 20% on a base of regular taxable income plus certain tax preferences, referred to as “alternative minimum taxable income.” The alternative minimum tax is payable to the extent alternative minimum taxable income is in excess of an exemption amount. Net operating losses can, in general, offset no more than 90% of alternative minimum taxable income. Certain payments of alternative minimum tax may be used as credits against regular tax liabilities in future years. At September 30, 2016, Standard had no alternative minimum tax credit carryforward.

Net Operating Loss Carryovers. Generally, a financial institution may carry back net operating losses to the preceding two taxable years and forward to the succeeding 20 taxable years. However, subject to certain limitations, the carryback period for net operating losses incurred in 2008 or 2009 (but not both years) has been expanded to five years. At September 30, 2016, Standard had no net operating loss carryforward for federal income tax purposes.

Corporate Dividends. Standard will be able to exclude from its income 100% of dividends received from Standard Bank as a member of the same affiliated group of corporations.

Audit of Tax Returns. Standard’s 2010 federal income tax return was audited by the IRS in 2012 with no changes to the return as filed. The 2014 federal tax return was audited in 2016 with no changes to the return as filed.

State Taxation

The Bank is subject to the Pennsylvania and Maryland Thrift Institutions tax which is allocated between the states and calculated at 11.5% and 8.25%, respectively, based on taxable income applicable to the individual states. Standard’s state income tax returns, as applicable, have not been audited in the most recent five year period.

Property

Standard Bank operates from its nine full service branches located in the Pennsylvania counties of Allegheny, Westmoreland and Bedford and Allegany County, Maryland. Standard Bank considers its primary market area to be eastern Allegheny, Westmoreland, northern Fayette and southern Bedford counties in Pennsylvania and Allegany County, Maryland. The net book value of Standard’s premises, land and equipment was $3.2 million at September 30, 2016. The following table sets forth information with respect to Standard Bank’s full-service banking offices, including the expiration date of leases with respect to leased facilities.

Branch Name	Address	Owned or Leased

Murrysville (Bank headquarters)	4785 Old William Penn Hwy. Murrysville, PA 15668	Owned

Mount Pleasant	659 W. Main Street Mt. Pleasant, PA 15666	Owned

Ligonier	211 W. Main Street Ligonier, PA 15658	Owned

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Monroeville (Executive office)	2640 Monroeville Blvd. Monroeville, PA 15146	Owned

Scottdale	100 Pittsburgh Street Scottdale, PA 15683	Owned

Hyndman	3945 Center Street Hyndman, PA 15545	Owned

Greensburg	5150 Route 30 Greensburg, PA 15601	Leased (expires April 30, 2021)

LaVale	1275 National Hwy. LaVale, MD 21502	Owned

Cumberland	200 N. Mechanic Street Cumberland, MD 21502	Owned

Legal Proceedings

Standard, Standard Bank and its subsidiaries are not parties to any legal proceedings that could have a material effect on the financial condition or operating results of Standard. In addition, Standard, Standard Bank and its subsidiaries are not parties to any legal proceedings under federal and state environmental laws.

Information about Standard’s Directors

The following provides information, as of September 30, 2016, about the current directors of Standard.

Terence L. Graft has served as Chairman of the Board of Standard Bank since 2008. Mr. Graft is the owner of Kepple-Graft Funeral Home located in Greensburg, Pennsylvania and Graft-Jacquillard Funeral Home located in Scottdale, Pennsylvania. He is a member of the National and Pennsylvania Funeral Directors Associations, as well as the Funeral Directors Associations of Armstrong, Westmoreland and Indiana, Pennsylvania. Mr. Graft’s experience as a local business owner and his knowledge of the local business community led to his election to the Board in 1991. Age 66.

Horace G. Cofer is President of Horace Cofer Associates, Inc., an engineering consulting service located in Murrysville, Pennsylvania. Mr. Cofer’s experience managing a local business and his knowledge of the local business community led to his election to the Board in 1991. Age 78.

William T. Ferri is a pharmacist and the owner of Ferri Pharmacy located in Murrysville, Pennsylvania. He is also the Chief Executive Officer of Ferri Enterprises, a property development and management company, and the President of Ferri Supermarkets, Inc.  He is Director-Secretary of Value Drug Company, a pharmacy wholesale co-op distributor in Altoona, PA, and is also a member of the Pennsylvania Pharmacists Association, the National Association of Retail Pharmacists, the Murrysville Community Economic Development Corporation, the Westmoreland Chamber of Commerce and the Murrysville Business Association. Mr. Ferri’s experience owning a local business and his knowledge of the local business community led to his election to the Board in 2007. Age 71.

David C. Mathews is the Business Development Coordinator of Standard Bank since January 2006. Prior to joining Standard Bank, Mr. Mathews served as the President and Chief Executive Officer of Hoblitzell National Bank (“HNB”) from 1998 until HNB was acquired by Standard Bank in January 2006. Mr. Mathews has 34 years of experience in banking.  Mr. Mathews is a board member of the Western Maryland Health System Hospital and the Western Maryland Health System Foundation, and is also a member of the Frostburg State Business Advisory Board and The Greater Cumberland Committee. He is a former board member of the YMCA of Cumberland. Mr. Mathews experience with commercial lending and with the markets served by HNB led to his election to the Board in 2006. Age 62.

Thomas J. Rennie is a certified public accountant and the owner of a public accounting firm offering tax, accounting and consulting services with offices in Ligonier, Latrobe and Greensburg, Pennsylvania. He is a member and past President of the Ligonier Chamber of Commerce, past President of the Southwest Chapter of the Pennsylvania Institute of Certified Public Accountants and a past President of Ligonier Rotary Club and presently serves on the finance council of St. Benedict Church in Greensburg. Mr. Rennie’s accounting experience and knowledge of the local business community led to his election to the Board in 2008. Age 66.

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Dale A. Walker is a certified public accountant and is the owner of Dale A. Walker, CPA, an accounting firm in Mount Pleasant, Pennsylvania. He is a member of the American and Pennsylvania Institutes of Certified Public Accountants, a director and Treasurer of Penn Laurel Holdings, a real estate investment company, past Chairman of the Board of Excela Health, a not-for-profit health care system in western Pennsylvania, Treasurer of Mount Pleasant Business District Authority and Mount Pleasant Parking Authority, Elder at Reunion Presbyterian Church and a past president and member of the Mount Pleasant Rotary. Mr. Walker’s accounting experience and knowledge of the local business community led to his election to the Board in 1999. Age 67.

Timothy K. Zimmerman is President and Chief Executive Officer of Standard Bank since 1992 and a director since 1993.  Prior to joining Standard Bank, Mr. Zimmerman served at Landmark Savings Association, Pittsburgh (and predecessors) from 1977 to 1992, including service as Senior Vice President and Chief Financial Officer from 1985 to 1992.  Mr. Zimmerman is a Certified Public Accountant and worked for KPMG Peat Marwick from 1973 to 1977. Mr. Zimmerman is very active in not for profit organizations, serving on boards and committees of the Pittsburgh Civic Light Opera and others in the Greater Pittsburgh Area.  He is a member of the Board of Directors of the Pennsylvania Association of Community Bankers.  Currently he is serving as Vice Chairman of the Independent Community Bankers of America (“ICBA”).  During his affiliation with ICBA, he has served in many leadership roles including as Chairman of ICBA Securities, Vice Chairman of the Bank Education Committee, Vice Chairman of the Policy Development Committee and Chairman of the ICBA’s Federal Home Loan Bank Task Force.  In addition, he has served as Chairman and Vice Chairman of the Consumer Financial Protection Bureau’s Community Bank Advisory Council and is currently a member of the National Association of Home Builders Mortgage Roundtable.  He worked on ICBA’s task force for the Financial Accounting Standards Board’s (“FASB”) Current Expected Credit Loss Model (“CECL”) and was appointed by FASB to the Transition Resource Group for CECL.  Mr. Zimmerman’s extensive experience in financial accounting, financial institutions and management experience led to his election to the board of directors. Age 65.

The following provides information, as of September 30, 2016, about the current executive officers of Standard, who are expected to be executive officers of Standard AVB Financial Corp. and Standard Bank upon consummation of the merger:

Susan A. Parente, CPA, age 54, is Senior Vice President, Chief Financial Officer, Controller and Operations Officer of Standard. Ms. Parente joined Standard in 1998 as Controller of the bank and in 2000 was appointed Assistant Treasurer. In 2008 she earned the officer designation of Vice President and assumed direction of the newly combined Finance and Operations Department. In 2014 she earn the officer designation of Senior Vice President and in October, 2016 was appointed Chief Financial Officer. Ms. Parente has 31 years of banking and accounting experience. Prior to joining Standard Bank, Ms. Parente worked as Manager of Profit Planning and as a Senior Accountant with Equitable Resources, Pittsburgh, from 1990 to 1998. Prior banking experience includes service as an Internal Auditor and Senior Accountant with Landmark Savings Association, Pittsburgh, from 1985 to 1990. Ms. Parente is a certified public accountant and member of the American and Pennsylvania Institutes of Certified Public Accountants.

Sheila D. Crystaloski, CISM, age 53, is Senior Vice President, Chief Technology Officer. Ms. Crystaloski joined the bank in 1998 as Director of Technology. In 2000 she earned the officer designation of Assistant Vice President. In 2006 she earned the officer designation of Vice President. Ms. Crystaloski has over 31 years in the technology field and over 23 years in banking technology. Prior to joining Standard Bank, Ms. Crystaloski worked as Senior Systems Analyst and Assistant Vice President for Commercial National Bank, Latrobe from 1991 to 1998. Prior experience includes Computer Operator and Network Specialist for Latrobe Area Hospital from 1984 to 1991. Ms. Crystaloski is a Certified Information Security Manager and a member of ISACA.

The following provides information, as of September 30, 2016, about the current directors of Allegheny who will be joining the Standard board of directors upon the closing of the merger.

Information about Allegheny Designees to the Standard and Standard Bank Boards

The information below, as of September 30, 2016, about each current director of Allegheny who are expected to be appointed to the boards of directors of Standard and Standard Bank upon consummation of the merger. The information presented includes information each director has given Allegheny about his age, all positions he holds, and his principal occupation for the past five years. The following also includes certain individual qualifications and skills that contribute to the board’s effectiveness as a whole. Allegheny believes that each director has a reputation for integrity, honesty, and adherence to high ethical standards. They each have demonstrated business insight and an ability to exercise sound judgement as well as a commitment to service. None of the directors below is a director of any other publically-traded company.

Andrew W. Hasley, CPA, MBA, age 52, has been a director of Allegheny and Allegheny Valley Bank of Pittsburgh since 2006. Mr. Hasley is a Class II director of Allegheny and his current term expires in 2017. Mr. Hasley is the President and CEO of Allegheny Valley Bank of Pittsburgh and Allegheny. He has served in this capacity since January 2006.

Mr. Hasley was previously the President of NorthSide Bank and its holding company, NSD Bancorp, Inc. Prior to NorthSide Bank, Mr. Hasley was the President of Pennsylvania Capital Bank. His banking industry experience dates back to his graduation from

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college in December 1985. He audited financial institutions while employed at Ernst and Whinney, and earned the Federal Thrift Regulator designation while employed by the Office of Thrift Supervision.

Through his years of experience in this industry, Mr. Hasley has gained significant knowledge in all areas of executive bank management. He has been elected as Chairman of the Board of Directors of the Pennsylvania Association of Community Bankers and has taught continuing professional education for Pennsylvania State University on various banking-related subjects. Mr. Hasley has been active in local charities and his church, currently serving as President of the Board of Trustees of the Mt. Lebanon Evangelical Presbyterian Church, and is a board member of the Pittsburgh Zoo and PPG Aquarium, also sitting on the Zoo’s strategic planning and donor relations committees.

Mr. Hasley is a 1985 graduate of Duquesne University in Pittsburgh, Pennsylvania, and obtained his MBA from Duquesne University in 1991. He successfully passed the Uniform CPA Exam in 1986 and is a CPA. Mr. Hasley is a member of the Pennsylvania Institute of Certified Public Accountants and the American Institute of Certified Public Accountants.

Mr. Hasley’s vast experience leading financial institutions throughout his career and extensive technical background and management experience make him a valuable member of the board of directors.

Paul A. Iurlano, age 62, has been a director of Allegheny and Allegheny Valley Bank of Pittsburgh since 2004. Mr. Iurlano is a Class II director of Allegheny and his current term expires in 2017. Mr. Iurlano is Chief Facilities Officer and Legal Counsel of the Property Planning and Development Office for the Catholic Diocese of Pittsburgh.

In his current position at the Catholic Diocese, Mr. Iurlano is involved in all aspects of the acquisition, development, and disposal of real estate as well as owner oversight of major construction and renovation projects.

Prior to working at the Catholic Diocese, Mr. Iurlano had extensive experience in general construction and construction management of projects principally involving all types of parking structures, mid-rise and high-rise apartment buildings, retail buildings, and commercial build-outs.

Since 1995, Mr. Iurlano has served as a construction arbitrator on over 150 cases administrated by the American Arbitration Association. Disputes have ranged from $10,000 to $3 million and involved contract interpretation, change orders, performance deficiencies, and lost opportunity. Mr. Iurlano is also a Trustee of the Pittsburgh Catholic Newspaper Publishing Corp., Director of the Central Catholic High School Corp., Director of the Cardinal Wuerl North Catholic High School Corp., and a Director and President of the Fox Chapel Authority. In addition to his law degree, Mr. Iurlano has degrees in engineering and public administration.

Mr. Iurlano’s significant involvement in construction, property management, contract resolution, and other outside board involvement make him a valuable board member.

John M. Lally, CPA, MBA, CVA, age 61, has been a director of Allegheny and Allegheny Valley Bank of Pittsburgh since 2009. Mr. Lally is a Class I director of Allegheny and his current term expires in 2019. Mr. Lally is the managing partner of Lally & Co., LLC, a Pittsburgh-based certified public accounting and business advisory firm.

Mr. Lally has been an owner/partner in the CPA practice since its founding in 1983. He has extensive experience with small and middle market businesses, overseeing their tax compliance and business planning needs, as well as those of their owners. In addition to his duties as managing partner, Mr. Lally oversees all business valuation and litigation support engagements. The firm comprises 40 individuals and has consistently ranked in the top 25 firms in the Greater Pittsburgh area. Mr. Lally is a member of the American and Pennsylvania Institutes of Certified Public Accountants. He is active in local charities, serving boards and committees of the YMCA of Greater Pittsburgh, Saint Vincent College, and the Benedictine Sisters of Pittsburgh.

Mr. Lally is a 1977 graduate of Saint Vincent College in Latrobe, Pennsylvania, and obtained his MBA from The George Washington University in Washington, D.C., in 1978. He successfully passed the Uniform CPA Exam in 1981, the Certified Financial Planner examinations in 1986, and the Certified Valuation Analyst examination in 2001.

Mr. Lally brings valued practical and technical experience as well as strong business community relationships to our board and the committees on which he serves.

Ronald J. Mock, CPA, age 60, has been a director of Allegheny and Allegheny Valley Bank of Pittsburgh since 2009. Mr. Mock is a Class I director of Allegheny and his current term expires in 2019. Mr. Mock is the President of Mock Bosco & Associates, P.C., a regional public accounting firm, and CEO of Independent Controller Services, Inc.

Throughout his 30-year career, Mr. Mock has provided audit and tax services to a variety of private, publicly held, and foreign-owned companies in the manufacturing, professional services, real estate, and construction industries. Previous to owning his

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own firm, he was employed by Deloitte & Touche in Pittsburgh, an international accounting and consulting firm, where he was a Manager in the Audit Department.

Mr. Mock is a member of the American and Pennsylvania Institutes of Certified Public Accountants. He formerly served as Chairman of the SMC Business Council, a regional business trade association, and currently is a member of the Association’s Audit Committee.

Mr. Mock’s professional experience, inquisitive nature, strong ties to the communities served by the Bank, and integrity all provide valuable resources to the board.

Gregory J. Saxon, age 52, has been a director of Allegheny since 2002 and Allegheny Valley Bank of Pittsburgh since 2001. The board appointed Mr. Saxon as Chairman of the Board of the Allegheny and Allegheny Valley Bank of Pittsburgh on January 12, 2006. Mr. Saxon is a Class II director of Allegheny and his current term expires in 2017. Mr. Saxon is President of Conco Services, Corp., a privately held manufacturing and energy services company.

Previous to his current employment, Mr. Saxon served as Vice President of Manufacturing at Conco, while filling a second position as President of Global Heat Exchanger Services Co., a manufacturing and petrochemical services company affiliated with Conco Services, Corp. He has also functioned as the manufacturing manager and plant manager at Conco and has been a member of the Board of Directors for all Conco companies since 1990.

As an officer, director, and major shareholder at Conco Services, Corp., Mr. Saxon has overseen a trend of continual revenue growth at Conco, including three acquisitions and product development. With Conco being headquartered in the Pittsburgh area, Mr. Saxon and his company are very active in the Pittsburgh business community network.

Mr. Saxon graduated from Robert Morris College with a Bachelor of Science degree in Marketing and has been a member of the Society of Manufacturing Engineers as well as the National Tooling and Machining Association since 1987. He has also participated in additional Executive Educational Programs at Wharton, University of Pennsylvania, for additional education at both the Executive and Directorship levels.

Mr. Saxon’s wide range of business experience, leadership qualities, and ongoing interaction with the local Pittsburgh business community make him a valuable contributor to Allegheny’s Board of Directors.

R. Craig Thomasmeyer, age 52, has been a director of Allegheny and Allegheny Valley Bank of Pittsburgh since 2004 and is Chairman of the Audit Committee. Mr. Thomasmeyer is a Class III director of Allegheny and his current term expires in 2018. Mr. Thomasmeyer is the Executive Vice President of Miller Information Systems (MIS), a Pittsburgh-based telecommunications contractor and services provider.

Prior to joining MIS in 1992, Mr. Thomasmeyer worked at Davenport, Marvin, Joyce & Co., CPAs located in North Carolina. As a certified public accountant, he served their base of local clients in the audit and special accounting needs fields. With his experience, Mr. Thomasmeyer provides the Board with valuable expertise in dealing with accounting principles and financial reporting rules and regulations, evaluating financial results, and generally overseeing the financial reporting process of corporations.

Mr. Thomasmeyer’s experience and knowledge make him a skilled advisor and a valuable contributor to our Board of Directors.

Standard’s Compensation Policies and Practices as They Relate to Risk Management

The board of directors of Standard has reviewed its compensation policies and practices and has determined that the policies and practices do not motivate imprudent risk taking and are not reasonably likely to have a material adverse effect on Standard.

Standard’s Compensation Committee Interlocks and Insider Participation

During fiscal 2016, Standard’s compensation committee was comprised of at least three members, two of which are independent directors. An “independent” director is a director who is independent, as determined by the board, within the meaning of applicable stock exchange listing standards. Additionally, at least two members of the Committee must qualify as “non-employee directors” for purposes of Rule 16b-3 under the Exchange Act, and as “outside directors” for purposes of Section 162(m) of the Code. There are no interlocking board memberships between officers of Standard and any member of the compensation committee.

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Director Independence

The provisions of Standard’s Corporate Governance Guidelines regarding director independence meet the independence standards of the Nasdaq Stock Market.

Pursuant to the Guidelines, the board undertook its annual review of director independence in December 2015. During this review, the board considered transactions and relationships between each director or any member of his immediate family and the Company and its subsidiaries and affiliates. The board also considered whether there were any transactions or relationships between directors or any member of their immediate family (or any entity of which a director or an immediate family member is an executive officer, general partner or significant equity holder) and members of Standard’s senior management or their affiliates. As provided in the Guidelines, the purpose of this review was to determine whether any such relationships or transactions existed that were inconsistent with a determination that the director is independent.

As a result of this review, the board affirmatively determined that all of its current directors other than Timothy Zimmerman and David C. Matthews are independent of Standard and its management under the standards set forth in the Corporate Governance Guidelines.

In determining the independence of each director, the board considered the following relationships, which it determined were immaterial to the directors’ independence. The board considered that Standard and its subsidiaries in the ordinary course of business have, during the last three years, purchased products and services from companies at which some of Standard’s directors or their immediate family members were officers or employees during 2016. In each case, the amount paid to or received from these companies in each of the last three years did not approach the 2% of total revenue threshold in the Guidelines. The board also considered employment relationships with immediate family members of directors that involved compensation of less than the threshold of $120,000 in Standard’s Guidelines. The board determined that none of the relationships it considered impaired the independence of the directors.

Executive Officer Compensation

Summary Compensation Table.  The table below summarizes the total compensation paid to or earned by Standard’s named executive officers for the fiscal years ended September 30, 2016 and 2015.

Name and Principal Position	Year	Salary(1)	Bonus(2)	Stock Awards(3)	Option Awards(3)	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation		Total
Timothy K. Zimmerman	2016	$305,000	$75,375	$—	$—	$—	$—	$13,852	(4)	$394,227
President and Chief	2015	$294,634	$72,650	$—	$—	$—	$—	$14,363		$381,647
Executive Officer

Susan Parente(8)	2016	$112,500	$10,000	$—	$—	$11,712	$—	$5,895	(5)	$140,107
Senior Vice President and	2015	$108,302	$—	$—	$—	$6,315	$—	$5,438		$120,055
Chief Financial Officer

Colleen M. Brown(8)	2016	$131,683	$—	$—	$—	$17,350	$—	$385,020	(6)	$534,053
Senior Vice President and	2015	$164,383	$—	$—	$—	$26,891	$—	$12,479		$203,753
Chief Financial Officer

Paul A. Knapp	2016	$125,500	$—	$—	$—	$14,634	$—	$7,295	(7)	$147,429
Senior Vice President and	2015	$111,225	$—	$—	$—	$16,636	$—	$24,079		$151,940
Chief Commercial Lending Officer

(1)	Amounts in this column include contributions by the named executive officers to the 401(k) Plan. For 2016, Ms. Brown’s salary decreased since she voluntarily elected to work a reduced schedule.
(2)	Reflects the cash bonus as determined at the discretion of Standard’s Compensation Committee. Refer to “Cash Incentives/Bonuses” for additional information related to these payments.
(3)	No grants of restricted stock or stock options were made in 2015 and 2016.
(4)	For 2016, includes $7,510 for 401(k) Plan matching contributions, $312 for premiums paid by Standard Bank for group term life insurance, $4,061 in dividends paid on unvested restricted stock shares and $1,969 for premiums paid by Standard Bank for long-term disability insurance.
(5)	For 2016, includes $4,026 for 401(k) Plan matching contributions, $378 for premiums paid by Standard Bank for group term life insurance, $881 in dividends paid on unvested restricted stock shares and $610 for premiums paid by Standard Bank for long-term disability insurance.
(6)	For 2016, includes $11,254 for 401(k) Plan matching contributions, $378 for premiums paid by Standard Bank for group term life

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insurance, $1,739 received by Ms. Brown for opting out of Standard Bank’s medical insurance plan, $1,728 in dividends paid on unvested restricted stock shares and $1,705 for premiums paid by Standard Bank for long-term disability insurance. In addition, this amount includes $368,216, which was paid in connection with Ms. Brown’s separation from employment.

(7)	For 2016, includes $3,878 for 401(k) Plan matching contributions, $378 for premiums paid by Standard Bank for group term life insurance, $625 for loan origination commissions, $1,159 in dividends paid on unvested restricted stock shares and $1,255 for premiums paid by Standard Bank for long-term disability insurance.
(8)	On August 25, 2016, Ms. Brown resigned and Susan Parente was appointed Senior Vice President and Interim Chief Financial Officer. On September 22, 2016, Susan Parente was appointed Chief Financial Officer.

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Outstanding Equity Awards at Fiscal Year-End. The following table sets forth information with respect to Standard’s outstanding equity awards for its named executive officers for the fiscal year ended September 30, 2016.

Outstanding Equity Awards at Fiscal Year-End(1)
	Option Awards					Stock Awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable(2)	Equity incentive plan awards: number of securities underlying unexercised earned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)(2)	Market value of shares or units of stock that have not vested ($)(3)

Timothy K. Zimmerman, President and Chief Executive Officer	56,400	14,100	—	$16.50	7/25/2022	5,640	$128,592

Susan Parente, Senior Vice President and Chief Financial Officer	12,320	3,080	—	$16.50	7/25/2022	1,224	$27,907

Colleen M. Brown, Former Senior Vice President and Chief Financial Officer	24,000	6,000	—	$16.50	7/25/2022	2,400	$54,720

Paul A. Knapp, Senior Vice President and Chief Commercial Lending Officer	16,000	4,000	—	$16.50	7/25/2022	1,610	$36,708

(1)	All equity awards noted in this table were granted pursuant to the Standard Financial Corp. 2012 Equity Incentive Plan, and represent all awards held at September 30, 2016 by Standard’s Named Executive Officers.
(2)	All option awards and stock awards vest at a rate of 20% per year, commencing on the first anniversary of the date of grant.
(3)	The market value of unvested stock awards is based on the closing price of Standard’s common stock on September 30, 2016 of $22.80.

Employment Agreements.  Standard and Standard Bank entered into an employment agreement with each of Timothy K. Zimmerman and Paul A. Knapp, effective October 6, 2010, and Susan A. Parente, effective June 17, 2014 (referred to below as the “executives” or “executive”). Standard’s continued success depends to a significant degree on the skills and competence of these officers, and the employment agreements are intended to ensure that Standard maintains a stable management base. The discussion below addresses the employment agreements entered into with the executives.

The employment agreement with Mr. Zimmerman provides for a three-year term and the employment agreement with Ms. Parente and Mr. Knapp provides for a two-year term, subject to daily renewal. The current base salaries are $305,000 for Mr. Zimmerman, $150,000 for Ms. Parente and $125,500 for Mr. Knapp. The agreements also provide for participation in employee benefit plans and programs maintained for the benefit of senior management personnel, including discretionary bonuses, participation in stock-based benefit plans, and certain fringe benefits as described in the agreements.

Upon termination of an executive’s employment for cause, as defined in each of the agreements, the executive will receive no further compensation or benefits under the agreement. If Standard terminates the executive for reasons other than for cause or if the executive terminates voluntarily under specified circumstances that constitute a good reason constructive termination (as defined in each of the agreements), the executive will receive an amount equal to the base salary, cash bonus and employer contributions to benefit plans that would have been payable for the remaining term of the agreement, payable in a lump sum. Standard will also continue to pay for each executive’s life, health, vision and dental coverage for up to three years (two years for Ms. Parente and Mr. Knapp), with the executive responsible for their share of the employee insurance premium.

In the event of a change in control, followed within 12 months by the executive’s termination for a reason other than for cause or if the executive terminates voluntarily under specified circumstances that constitute a good reason constructive termination (as defined in each of the agreements), the executive will receive an amount equal to the greater of (a) the payments described in the immediately preceding paragraph, or (b) an amount equal to the three times (two times for Ms. Parente and Mr. Knapp) annual compensation (as defined in each of the agreements, and includes taxable income and employer contributions to tax-qualified and non-

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qualified deferred compensation plans) that would have been payable for 36 months (24 months for Ms. Parente and Mr. Knapp), payable in a lump sum. Standard will also continue to pay for each executive’s life, health, vision and dental coverage for up to three years (two years for Ms. Parente and Mr. Knapp), with the executive responsible for the executive’s share of the employee insurance premium.

Upon termination of employment that would entitle the executive to a severance payment (other than a termination in connection with a change in control), the executive will be required to adhere to a one-year non-competition provision. The executive will be required to release Standard from any and all claims in order to receive any payments and benefits under their agreements. Standard will agree to pay all reasonable costs and legal fees of the executives in relation to the enforcement of the employment agreements, provided the executives succeed on the merits in a legal judgment, arbitration proceeding or settlement. The employment agreements also provide for indemnification of the executives to the fullest extent legally permissible.

Assuming the executives had been terminated in connection with a change in control, Mr. Zimmerman, Ms. Parente and Mr. Knapp would have received aggregate severance payments of approximately $1,236,000, $374,000 and $313,000, respectively, based upon each executive’s current level of compensation.

Cash Incentives/Bonuses.  The purpose of offering cash incentives is to provide structured annual cash award opportunities to key management personnel for their contributions to the achievement of strategic organizational objectives of Standard as well as specific individual performance goals. The participants’ incentives are determined primarily based on company-wide performance measures, and are adjusted at the discretion of the Compensation Committee. The company-wide performance measures include profitability, asset quality, risk management and peer group comparison components. The target amount of the bonus for the participants is the sum of the percentage achievement of company-wide performance measures and individual performance goals expressed as a percentage of base salary, with a target incentive of 25% for Mr. Zimmerman, 12.5% for Ms. Parente and 15% for Mr. Knapp.

Phantom Stock Agreements.  Standard Bank entered into substantially identical Phantom Stock Appreciation Rights Agreements (“Phantom Stock Agreement”) with executives and directors in 2002 to provide participants with an incentive opportunity to share in Standard Bank’s performance and value creation. Directors Graft, Walker, Cofer and Standard’s Named Executive Officers, Mr. Zimmerman, Ms. Parente and Mr. Knapp, have each entered into a Phantom Stock Agreement. Under each Phantom Stock Agreement, a participant was initially credited with a one-time allocation of phantom stock. Phantom stock is used solely as a measurement tool and it represents a hypothetical share of Standard Bank (“Phantom Stock”). Each year, a participant’s phantom stock account is credited with a dollar amount equal to the annual appreciation in the Phantom Stock share price times the number of shares of Phantom Stock initially credited to the participant. The Phantom Stock share price is determined by dividing the Capital Account, as defined in the Phantom Stock Agreement, by the total number of outstanding Phantom Stock shares. Participants were entitled to the appreciation in the price of the Phantom Stock, and not the value of the one-time grant of Phantom Stock that was credited to the participants’ accounts in connection with implementing the Phantom Stock Agreements.

In connection with the mutual to stock conversion on October 6, 2010, the Phantom Stock Agreements were frozen with no future benefits accruing. Participants began to receive cash distributions pursuant to their distribution elections, commencing on January 1, 2012. A participant’s interest in his or her phantom stock account vested over 5 years, at 20% each year, and consequently all directors and executives are 100% vested.

Equity Incentive Plan. In 2012, Standard’s stockholders approved the Standard Financial Corp. 2012 Equity Incentive Plan (the “Equity Incentive Plan”), which provides officers, employees and directors of Standard with additional incentives to promote Standard’s growth and performance. Most of the companies that Standard competes with for directors and management-level employees are public companies that offer equity compensation as part of their overall director and officer compensation programs. By approving the Equity Incentive Plan, Standard’s stockholders have given Standard the flexibility it needs to continue to attract and retain highly qualified officers and directors by offering a competitive compensation program that is linked to the performance of its common stock.

The Equity Incentive Plan authorizes the issuance of up to 486,943 shares of Standard common stock pursuant to grants of restricted stock awards, incentive stock options and non-qualified stock options; provided, however, that the maximum number of shares of stock that may be delivered pursuant to the exercise of stock options is 347,817 (all of which may be granted as incentive stock options) and the maximum number of shares of stock that may be issued as restricted stock awards is 139,126.

The Equity Incentive Plan is administered by the members of Standard’s Compensation Committee of the Board of Directors (the “Committee”) who are “Disinterested Board Members,” as defined in the Equity Incentive Plan. The Committee has the authority and discretion to select the persons who will receive awards; establish the terms and conditions relating to each award; adopt rules and regulations relating to the Equity Incentive Plan; and interpret the Equity Incentive Plan. The Equity Incentive Plan also permits the Committee to delegate all or any portion of its responsibilities and powers.

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Standard’s employees and outside directors were eligible to receive awards under the Equity Incentive Plan. Awards may be granted in a combination of restricted stock awards, incentive stock options and non-qualified stock options. The exercise price of stock options granted under the Equity Incentive Plan may not be less than the fair market value on the date the stock option is granted. Stock options are subject to vesting conditions and restrictions as determined by the Committee.

The Committee approved awards under the Equity Incentive Plan on July 26, 2012. All stock options and restricted stock awards are subject to time-based vesting. The stock option grants and time-based restricted stock awards made to date vest over a five-year period, with 20% of the awards vesting each year. The recipients of restricted stock awards are entitled to receive the cash dividends paid on all restricted stock awards, whether such awards are vested or not.

Stock awards under the Equity Incentive Plan will be granted only in whole shares of common stock. All restricted stock and stock option grants will be subject to conditions established by the Committee that are set forth in the award agreement. All awards granted under the Equity Incentive Plan will vest upon death, disability or involuntary termination of employment or service following a change in control (as defined in the Equity Incentive Plan) of Standard.

Tax-Qualified Benefit Plans

401(k) Plan.  Standard Bank participates in the Pentegra Financial Institutions Thrift Plan, a multi-employer 401(k) plan, which provides benefits to substantially all of Standard’s employees (the “401(k) Plan”). Employees of Standard Bank who are 21 or older and have completed one year of service are eligible to participate in the 401(k) Plan (“Participants”). Participants may contribute up to 50% of their annual compensation to the 401(k) Plan on a pre-tax basis, subject to limits prescribed by law. Standard Bank provides a 401(k) match equal to 50% of the Participant’s salary deferral on the first 6% of compensation, for a maximum employer matching contribution of 3% of a Participant’s pre-tax compensation. Employer contributions are subject to a six-year graded vesting schedule, with 20% vesting after two years of service and an additional 20% vest after each following year of credited service, so that a participant is 100% vested after six years of credited service. Participants are always 100% vested in their salary deferrals. Participants will also become 100% vested in the employer contributions allocated to their accounts upon attainment of normal retirement age or in the event of the participant’s death or disability. Participants may invest their accounts in the investment options provided under the 401(k) Plan. Participants may request a withdrawal from their accounts in the event they incur a financial hardship. A Participant will become eligible for distribution of his or her 401(k) Plan benefit upon termination of employment and a Participant that satisfies certain eligibility requirements may request distributions of certain portions of their account balance while employed. Participants may elect to receive payments of their benefits in a lump sum or in installments, provided that their account balance equal or exceeds $500. During the fiscal years ended September 30, 2016 and 2015, Standard Bank recognized $104,000 and $92,000, respectively, as a 401(k) Plan expense.

Defined Benefit Pension Plan.  Standard Bank maintains the Standard Bank, PaSB Defined Benefit Pension Plan and Trust (the “Pension Plan”), a noncontributory defined benefit pension plan, which was frozen effective August 1, 2005. Freezing the Pension Plan eliminated all future benefit accruals; however, the accrued benefit as of August 1, 2005 remains. As a frozen plan, future service or salary changes will not increase retirement benefits.

Employee Stock Ownership Plan.  In connection with the mutual to stock conversion, Standard Bank adopted an ESOP for eligible employees. Eligible employees commenced participation in the ESOP on the later of October 6, 2010 or upon the first entry date commencing on or after the eligible employee’s completion of 1,000 hours of service during a continuous 12-month period and the attainment of age 21.

The ESOP trustee purchased, on behalf of the ESOP, 178,254 shares of Standard common stock issued in the offering and an additional 100,000 shares in the secondary market, for a total of 278,254 shares. The ESOP funded its stock purchase with a loan from Standard equal to the aggregate purchase price of the common stock. The loan is repaid principally through Standard Bank’s contribution to the ESOP and dividends payable on common stock held by the ESOP over the 20 year term of the loan. The interest rate for the loan is an annually adjustable rate equal to the prime rate, as published in The Wall Street Journal, which is currently 3.50%.

The trustee holds the shares purchased by the ESOP in an unallocated suspense account, and shares are released from the suspense account on a pro-rata basis as Standard repays the loan. The trustee will allocate the shares released among participants on the basis of each participant’s proportional share of compensation relative to all participants. Participants will become 100% vested upon the completion of six years of service. Participants who were employed by Standard Bank immediately prior to the offering received credit for vesting purposes for years of service prior to adoption of the ESOP. Participants also will become fully vested automatically upon normal retirement, death or disability, a change in control, or termination of the ESOP. Generally, participants receive distributions from the ESOP upon separation from service.

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The ESOP permits participants to direct the trustee as to how to vote the shares of common stock allocated to their accounts. The trustee votes unallocated shares and allocated shares for which participants do not provide instructions on any matter in the same ratio as those shares for which participants provide instructions, subject to fulfillment of the trustee’s fiduciary responsibilities.

Under applicable accounting requirements, Standard records a compensation expense for the ESOP at the fair value of the shares as they are committed to be released from the unallocated suspense account to participants’ accounts. The compensation expense resulting from the release of the common stock from the suspense account and allocation to plan participants result in a corresponding reduction in Standard’s earnings. During the fiscal years ended September 30, 2016 and 2015, Standard Bank recognized $357,000 and $310,000, respectively, as ESOP expense.

Director Compensation

Director Fees.  Each director of Standard, other than Messrs. Mathews and Zimmerman, is paid an annual fee of $29,000. The Chairman of the Board of Directors receives an additional $7,250 retainer annually and the Vice Chairman of the Board of Directors receives an additional $3,900 retainer annually. Directors do not receive committee fees, attendance fees or other fees.

Directors’ Summary Compensation Table.  The following table sets forth for the fiscal year ended September 30, 2016 certain information as to the total remuneration Standard paid to its directors. Neither Mr. Zimmerman nor Mr. Mathews receives compensation for service on the Board of Directors.

Director Compensation Table for the Fiscal Year Ended September 30, 2016

Name	Fees Earned or Paid in Cash	Stock Awards(1)	Option Awards(1)	All Other Compensation(1)	Total
Terence L. Graft	$36,250	—	—	$962	$37,212
Dale A. Walker	$32,900	—	—	$962	$33,862
H.G. Cofer	$29,000	—	—	$962	$29,962
David C. Mathews(2)	—	—	—	$212,709	$212,709
William T. Ferri	$29,000	—	—	$962	$29,962
Thomas J. Rennie	$29,000	—	—	$962	$29,962

(1)	As of September 30, 2016, Directors Graft, Walker, Cofer, Mathews, Ferri and Rennie had 1,336, 1,336, 1,336, 1,336, 1,336 and 1,336 unvested shares of restricted stock, respectively, and 3,339, 3,339, 3,339, 3,339, 3,339 and 3,339 of stock options, respectively. The amount in all other compensation, except for Mr. Mathews, represents dividends paid on unvested restricted stock shares.
(2)	Mr. Mathews is not paid any fees for his service as a director. Mr. Mathews receives compensation for his services as an employee of Standard Bank. Mr. Mathews is the Business Development Coordinator for Standard Bank and he is primarily responsible for originating commercial real estate loans. The amount shown in this column includes $194,000 for base salary, $9,000 bonus payment, $5,202 for 401(k) Plan matching contributions, $378 for premiums paid by Standard Bank for group term life insurance, $1,843 in dividends paid on unvested restricted stock shares and $2,286 for premiums paid by Standard Bank for long-term disability insurance

Non-Compete Agreement with David C. Mathews.  Standard Bank has entered into a Non-Compete Agreement with Mr. Mathews, which provides that in order to protect the business, confidential and other proprietary information of Standard Bank, for a period of two years following his termination of employment, Mr. Mathews will not (i) directly or indirectly solicit any officer or employee to terminate their employment with Standard Bank; (ii) accept employment or become affiliated with any competitor of Standard Bank within 100 miles of where Standard Bank operates (except this provision shall not apply if he is terminated without cause); and (iii) solicit or cause any customer of Standard Bank to terminate an existing business relationship with Standard Bank.

In exchange for the non-compete and non-solicitation provisions, upon termination of Mr. Mathews’ employment, Standard Bank will pay Mr. Mathews (i) $80,000, payable in eight equal quarterly installments, if Mr. Mathews terminates employment prior to age 64, or (ii) $40,000, payable in four equal quarterly installments, if Mr. Mathews terminates employment on or after age 64 but before age 65, or (iii) nothing if Mr. Mathews terminates employment on or after age 65. The first payment shall be made on the date of Mr. Mathews’ termination of employment and each subsequent payment shall be made on each three month anniversary of the date of his termination of employment. The first payment may be delayed by six months in order to comply with Section 409A of the Code.

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Security Ownership of Certain Beneficial Ownership of Standard

Principal Owners

The following table sets forth as of January 13, 2017 the name and address of each person who owns of record or who is known by Standard’s board of directors to be the beneficial owner of more than five percent (5%) of Standard’s outstanding common stock, the number of shares beneficially owned by such persons, and the percentage of the Standard’s outstanding common stock so owned. Footnote disclosure is set forth under the section titled, “Beneficial Ownership by Directors and Executive Officers.”

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Standard Bank, PaSB Employee Stock Ownership Plan 2640 Monroeville Boulevard Monroeville, PA 15146	272,237	10.44%

Raffles Associates, LP 2 Penn Plaza, Suite 1920A New York, NY 10022	219,508	8.42	%(1)

Maltese Capital Management, LLC 150 East 52nd Street New York, NY 10022	210,000	8.06	%(1)

(1)	Shares reported on Nasdaq and Yahoo Financial

Beneficial Ownership by Directors and Executive Officers

The following table sets forth as of January 13, 2017 the amount and percentage of the common stock of Standard beneficially owned by each director, each named executive officer and all directors and executive officers of Standard as a group.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)		Percent of Class
Horace G. Cofer	20,536	(2)	* %
William T. Ferri	41,375	(3)	1.59%
Terence L. Graft	46,586	(4)	1.79%
David C. Mathews	64,048	(5)	2.46%
Thomas J. Rennie	24,436	(6)	* %
Dale A. Walker	30,815	(7)	1.18%
Sheila D. Crystaloski	24,881	(8)	* %
Susan A. Parente	21,261	(9)	* %
Timothy K. Zimmerman	113,282	(10)	4.35%
Directors and Executive Officers as a Group	387,220		14.85%

*	Less than 1%

(1)	The securities “beneficially owned” by an individual are determined in accordance with the definitions of “beneficial ownership” set forth in the General Rules and Regulations of the Securities and Exchange Commission (“SEC”) and may include securities owned by or for the individual’s spouse and minor children and any other relative who has the same home, as well as securities to which the individual has or shares voting or investment power or has the right to acquire beneficial ownership within sixty (60) days after September 30, 2016. Beneficial ownership may be disclaimed as to certain of the securities.
(2)	Includes 6,680 shares of restricted stock over which Mr. Cofer has voting control and 13,356 shares that can be acquired through the exercise of presently exercisable stock options.
(3)	Includes 6,842 shares held in an individual retirement account, 4,147 shares in a spouse’s individual retirement account, 6,680 shares of restricted stock over which Mr. Ferri has voting control and 13,356 shares that can be acquired through the exercise of presently exercisable stock options.
(4)	Includes 12,550 shares held in an individual retirement account, 6,680 shares of restricted stock over which Mr. Graft has voting control and 13,356 shares that can be acquired through the exercise of presently exercisable stock options.
(5)	Includes 7,000 shares held in an individual retirement account, 7,971 shares in a spouse’s individual retirement account; 7,680 shares of restricted stock over which Mr. Mathews has voting control, 25,360 shares that can be acquired through the exercise of presently exercisable stock options, 3,910 shares held by the ESOP for the account of Mr. Mathews and 12,127 shares held in a 401(k) plan.
(6)	Includes 5,000 shares held in an individual retirement account, 100 shares held in custodial accounts, 5,480 shares of restricted stock over which Mr. Rennie has voting control and 13,356 shares that can be acquired through the exercise of presently

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exercisable stock options.

(7)	Includes 2,286 shares held in an individual retirement account, 2,393 shares in a spouse’s individual retirement account, 6,680 shares of restricted stock over which Mr. Walker has voting control and 13,356 shares that can be acquired through the exercise of presently exercisable stock options.
(8)	Includes 2,929 shares of restricted stock over which Ms. Crystaloski has voting control, 6,880 shares that can be acquired through the exercise of presently exercisable stock options, 1,973 shares held by the ESOP for the account of Ms. Crystaloski and 9,099 shares held in a 401(k) plan.
(9)	Includes 4,038 shares of restricted stock over which Ms. Parente has voting control, 12,320 shares that can be acquired through the exercise of presently exercisable stock options, 2,227 shares held by the ESOP for the account of Ms. Parente and 2,276 shares held in a 401(k) plan.
(10)	Includes 5,000 shares held in a spouse’s simplified employee pension account, 25,041 shares of restricted stock over which Mr. Zimmerman has voting control, 56,400 shares that can be acquired through the exercise of presently exercisable stock options, 5,173 shares held by the ESOP for the account of Mr. Zimmerman and 21,668 shares held in a 401(k) plan.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

of Standard Financial Corp.

Year Ended September 30, 2016 and 2015

Management’s Discussion and Analysis appearing on the following pages should be read in conjunction with the Consolidated Financial Statements contained in this Registration Statement.

Forward-Looking Discussion:

In addition to the historical information contained in this document, the discussion presented may contain and, from time to time, may make, certain statements that constitute forward-looking statements. Words such as “expects,” “anticipates,” “believes,” “estimates” and other similar expressions or future or conditional verbs such as “will,” “should,” “would” and “could” are intended to identify such forward-looking statements. These statements are not historical facts, but instead represent the current expectations, plans or forecasts of Standard and its subsidiaries regarding its future operating results, financial position, asset quality, credit reserves, credit losses, capital levels, dividends, liquidity, service charges, cost savings, effective tax rate, impact of changes in fair value of financial assets and liabilities, impact of new accounting and regulatory guidance, legal proceedings and other matters relating to Standard and the securities that Standard may offer from time to time. These statements are not guarantees of future results or performance and involve certain risks, uncertainties and assumptions that are difficult to predict, change over time and are often beyond Standard control. Actual outcomes and results may differ materially from those expressed in, or implied by, forward-looking statements.

You should not place undue reliance on any forward-looking statement and should consider the uncertainties and risks discussed in the section entitled “Risk Factors,” in this Registration Statement, among others, and in any of Standard subsequent SEC filings. Forward-looking statements speak only as of the date they are made, and Standard undertakes no obligation to update any forward-looking statement to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made. Notes to the Consolidated Financial Statements referred to in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) are incorporated by reference into the MD&A. Certain prior period amounts have been reclassified to conform with the current year’s presentation.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion of the factors affecting Standard’s financial condition at September 30, 2016 and 2015, and its consolidated results of operations for the fiscal years ended September 30, 2016 and 2015. This section should be read in conjunction with the audited consolidated financial statements and notes that appear elsewhere in this Registration Statement.

Overview

Historically, Standard Bank has operated as a traditional community bank. At September 30, 2016, $163.2 million, or 42.1% of its loan portfolio, consisted of one- to four-family residential real estate loans, of which $106 million, or 64.9%, were fixed rate loans and $57.2 million, or 35.1% were adjustable rate loans. This resulted in Standard being particularly vulnerable to increases in interest rates, as its interest-bearing liabilities mature or reprice more quickly than its interest-earning assets. In recent years, Standard has increased its focus on the origination of commercial real estate loans, which generally provide higher yields than one- to four-family residential mortgage loans, have shorter durations and are usually originated with adjustable interest rates.

Other than Standard’s loans for the construction of one- to four-family residential properties and home equity lines of credit, it does not offer “interest only” mortgage loans on one- to four-family residential properties (where the borrower pays interest but no principal for an initial period, after which the loan converts to a fully amortizing loan). Standard also does not offer loans that provide for negative amortization of principal, such as “Option ARM” loans, where the borrower can pay less than the interest owed on their loan, resulting in an increased principal balance during the life of the loan. Standard does not offer “subprime loans” (loans that generally target borrowers with weakened credit histories typically characterized by payment delinquencies, previous charge-offs, judgments, bankruptcies, or borrowers with questionable repayment capacity as evidenced by low credit scores or high debt-burden ratios) or Alt-A loans (traditionally defined as loans having less than full documentation). Standard also does not own any private label mortgage-backed securities that are collateralized by Alt-A, low or no documentation or subprime mortgage loans.

At September 30, 2016, 91.1% of Standard’s mortgage-backed securities have been issued by Freddie Mac, Fannie Mae or Ginnie Mae, U.S. government agencies or government-sponsored enterprises. These entities guarantee the payment of principal and interest on Standard’s mortgage-backed securities.

Standard’s non-performing assets totaled $970,000, or 0.20%, of total assets at September 30, 2016, compared to $1.0 million, or 0.22%, of total assets at September 30, 2015. Standard had $1.1 million and $1.6 million of loans delinquent 60 days or

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greater at September 30, 2016 and September 30, 2015, respectively. A $105,000 provision for loan losses was recorded during the fiscal year ended September 30, 2016 compared to no provision recorded during the fiscal year ended September 30, 2015.

Critical Accounting Policies

Standard considers accounting policies that require management to exercise significant judgment or discretion or make significant assumptions that have, or could have, a material impact on the carrying value of certain assets or on income, to be critical accounting policies. Standard considers the following to be its critical accounting policies.

Allowance for Loan Losses. Standard maintains an allowance for loan losses in an amount it believes is appropriate to absorb probable losses inherent in the portfolio at a balance sheet date. Management’s periodic determination of the adequacy of the allowance is based on the size and current risk characteristics of the loan portfolio, an assessment of individual problem loans and actual loss experience, current economic events in relevant industries and other pertinent factors such as regulatory guidance and general economic conditions. However, this evaluation is inherently subjective, as it requires an estimate of the loss content for each risk rating and for each impaired loan, an estimate of the amounts and timing of expected future cash flows, and an appraisal or other estimate of the value of collateral on impaired loans and estimated losses on pools of homogenous loans based on the balance of loans in each loan category, changes in the inherent credit risk due to portfolio growth, historical loss experience and consideration of current economic trends. Based on Standard’s estimate of the level of allowance for loan losses required, Standard records a provision for loan losses to maintain the allowance for loan losses at an appropriate level.

The determination of the allowance for loan losses is based on management’s current judgments about the loan portfolio credit quality and management’s consideration of all known relevant internal and external factors that affect loan collectability, as of the reporting date. Standard cannot predict with certainty the amount of loan charge-offs that will be incurred. Standard does not currently determine a range of loss with respect to the allowance for loan losses. In addition, various banking regulatory agencies, as an integral part of their examination processes, periodically review Standard’s allowance for loan losses. Such agencies may require that Standard recognize additions to the allowance for loan losses based on their judgments about information available to them at the time of their examination. Accordingly, actual results could differ from those estimates.

Other-Than-Temporary Impairment. In estimating other-than-temporary impairment of investment securities, securities are evaluated periodically, and at least quarterly, to determine whether a decline in their value is other than temporary. Standard considers numerous factors when determining whether potential other-than-temporary impairment exists and the period over which a debt security is expected to recover. The principal factors considered are (1) the length of time and the extent to which the fair value has been less than the amortized cost basis, (2) the financial condition of the issuer (and guarantor, if any) and adverse conditions specifically related to the security, industry or geographic area, (3) failure of the issuer of the security to make scheduled interest or principal payments, (4) any changes to the rating of a security by a rating agency, and (5) the presence of credit enhancements, if any, including the guarantee of the federal government or any of its agencies.

For debt securities, other-than-temporary impairment is considered to have occurred if (1) Standard intends to sell the security, (2) it is more likely than not Standard will be required to sell the security before recovery of its amortized cost basis, or (3) if the present value of expected cash flows is not sufficient to recover the entire amortized cost basis. In determining the present value of expected cash flows, Standard discounts the expected cash flows at the effective interest rate implicit in the security at the date of acquisition or, for debt securities that are beneficial interests in securitized financial assets, at the current rate used to accrete the beneficial interest. In estimating cash flows expected to be collected, Standard uses available information with respect to security prepayment speeds, expected deferral rates and severity, whether subordinated interests, if any, are capable of absorbing estimated losses and the value of any underlying collateral.

Deferred Tax Assets. Standard uses an estimate of future earnings to support its position that the benefit of its deferred tax assets will be realized. If future income should prove non-existent or less than the amount of the deferred tax assets within the tax years to which they may be applied, the asset may not be realized and Standard’s net income will be reduced.

Goodwill and Other Intangible Assets. Standard must assess goodwill and other intangible assets for impairment. This assessment involves estimating the fair value of Standard’s reporting units. If the fair value of the reporting unit is less than its carrying value including goodwill, Standard would be required to take a charge against earnings to write down the assets to the lower value.

Pension Plan. Standard Bank maintains a noncontributory defined benefit pension plan covering employees whose benefits were frozen effective August 1, 2005. No future benefits are accrued, however the plan calls for benefits to be paid to eligible employees at retirement based primarily upon years of service with Standard Bank.

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Balance Sheet Analysis: September 30, 2016 and September 30, 2015

General. Standard’s total assets increased $26.7 million, or 5.7%, to $495.2 million at September 30, 2016 from $468.6 million at September 30, 2015. The increase was due primarily to a $30.5 million increase in net loans receivable and a $3.1 million increase in cash and cash equivalents. Partly offsetting these increases was a $7.1 million decrease in mortgage-backed securities. Total liabilities increased $27.9 million, or 7.1%, to $422.2 million at September 30, 2016 from $394.3 million at September 30, 2015 due to net deposit inflows of $37.4 million partly offset by a $7.3 million decrease in FHLB advances and a $2.5 million decrease in securities purchased not settled.

Cash and Cash Equivalents. Cash and cash equivalents increased $3.1 million, or 20.7%, to $18.2 million at September 30, 2016 from $15.0 million at September 30, 2015. This increase was due mainly to net deposit inflows remaining after the use of cash to fund net loan growth.

Loans. At September 30, 2016, net loans were $378.1 million, or 76.3% of total assets, an increase of $30.5 million from $347.6 million at September 30, 2015. This increase was primarily due to increases in 1-4 family residential and commercial real estate loans.

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 Loan Portfolio Composition. The following table sets forth the composition of Standard’s loan portfolio at the dates indicated, excluding loans held for sale.

	At September 30,
	2016		2015		2014		2013		2012
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Real estate loans:
One- to four-family residential	$163,162	42.1%	$138,156	38.6%	$124,513	39.2%	$126,480	42.4%	$141,018	47.5%
Commercial	119,879	30.9	114,203	31.9	102,643	32.3	95,771	32.1	92,027	31.0
Home equity loans and lines of credit	79,157	20.4	82,254	23.0	74,414	23.5	61,587	20.6	47,999	16.3
Construction	10,228	2.7	10,538	2.9	1,849	0.6	1,216	0.4	1,168	0.4
Commercial loans	14,779	3.8	12,035	3.4	12,537	4.0	11,539	3.9	12,257	4.1
Other loans	553	0.1	824	0.2	1,313	0.4	1,686	0.6	2,158	0.7

Total loans	387,758	100.0%	358,010	100.0%	317,269	100.0%	298,279	100.0%	296,627	100.0%
Other items:
Deferred loan costs (fees), net	150		64		(93)		(179)		(244)
Loans in process	(6,028)		(6,581)		(1,131)		(561)		(796)
Allowance for loan losses	(3,800)		(3,879)		(3,919)		(3,875)		(4,474)

Total loans, net	$378,080		$347,614		$312,126		$293,664		$291,113

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Loan Portfolio Maturities and Yields. The following table summarizes the scheduled repayments of Standard’s loan portfolio at September 30, 2016. Demand loans, loans having no stated repayment schedule or maturity, and overdraft loans are reported as being due in one year or less.

	One- to four-family residential real estate		Commercial real estate		Home equity loans and lines of credit		Construction
Due During the Twelve Months Ending September 30,	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in thousands)
2017	$1,039	1.21%	$7,181	4.34%	$198	4.85%	$—	—
2018	477	3.20%	4,594	4.70%	312	4.16%	—	—
2019	872	4.13%	1,060	4.47%	656	4.65%	—	—
2020 to 2021	2,960	3.97%	3,931	4.73%	2,570	5.11%	—	—
2022 to 2026	16,961	3.75%	20,221	4.36%	21,422	3.59%	—	—
2027 to 2031	43,390	3.10%	21,998	4.47%	52,414	3.36%	330	2.63%
2032 and beyond	97,463	3.99%	60,894	4.54%	1,585	3.83%	9,898	3.42%

Total	$163,162	3.71%	$119,879	4.50%	$79,157	3.47%	$10,228	3.39%

	Commercial		Other loans		Total
Due During the Twelve Months Ending September 30,	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in thousands)
2017	$5,504	3.56%	$70	7.72%	$13,992	3.82%
2018	2,674	3.12%	135	6.96%	8,192	4.10%
2019	1,139	3.72%	151	5.25%	3,878	4.23%
2020 to 2021	4,710	3.65%	99	4.39%	14,270	4.10%
2022 to 2026	752	3.85%	98	3.42%	59,454	3.90%
2027 to 2031	—	—%	—	—%	118,132	3.47%
2032 and beyond	—	—%	—	—%	169,840	4.15%

Total	$14,779	3.54%	$553	5.50%	$387,758	3.89%

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Fixed and Adjustable Rate Loans. The following table sets forth the scheduled repayments of fixed- and adjustable-rate loans at September 30, 2016 that are contractually due after September 30, 2017.

	Due After September 30, 2017
	Fixed	Adjustable	Total
	(In thousands)
Real estate loans:
One- to four-family residential	$105,859	$56,264	$162,123
Commercial	88,772	23,926	112,698
Home equity loans and lines of credit	78,959	—	78,959
Construction	7,050	3,178	10,228
Commercial	9,198	77	9,275
Other loans	483	—	483

Total loans	$290,321	$83,445	$373,766

Investment Securities Portfolio. The following table sets forth the composition of Standard’s investment securities portfolio at the dates indicated.

	At September 30,
	2016		2015		2014
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)
Municipal obligations	$28,676	$29,545	$28,804	$29,569	$32,917	$34,101
U.S. government and agency obligations	10,000	10,027	11,000	10,938	15,000	14,604
Corporate bonds	2,539	2,535	1,509	1,519	7,000	7,042
Mortgage-backed securities:
Ginnie Mae pass through certificates	5,695	5,715	3,845	3,864	7,432	7,478
Fannie Mae pass through certificates	5,806	6,017	12,766	13,127	17,816	18,136
Freddie Mac pass through certificates	6,051	6,164	7,462	7,537	4,460	4,547
Collateralized mortgage obligations	1,663	1,670	2,110	2,122	2,535	2,492
Private pass through certificates	86	86	96	95	105	104
Equity securities	2,052	2,144	2,073	2,046	2,017	2,198
Total securities	$62,568	$63,903	$69,665	$70,817	$89,282	$90,702

At September 30, 2016 and September 30, 2015, all of Standard’s investment securities were classified as available for sale and recorded at current fair value. Purchases of securities during the fiscal year ended September 30, 2016 of $20.3 million were offset by maturities, repayments, calls and sales of $19.6 million.

At September 30, 2016 and September 30, 2015, Standard held 34 securities and 43 securities in unrealized loss positions of $184,000 and $323,000, respectively. The decline in the fair value of these securities resulted primarily from the volatility in the commodity price of oil and interest rate fluctuations. Standard does not intend to sell these securities nor is it more likely than not that Standard would be required to sell these securities before their anticipated recovery and Standard believes the collection of the investment and related interest is probable. Based on this analysis, Standard considers all of the unrealized losses to be temporary impairment losses.

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Portfolio Maturities and Yields. The composition and maturities of the investment securities portfolio at September 30, 2016 are summarized in the following table. Maturities are based on the final contractual payment dates, and do not reflect the impact of prepayments or early redemptions that may occur. State and municipal securities yields have not been adjusted to a tax-equivalent basis.

			More than One Year		More than Five Years
	One Year or Less		through Five Years		through Ten Years		More than Ten Years		Total Securities
		Weighted		Weighted		Weighted		Weighted			Weighted
	Amortized	Average	Amortized	Average	Amortized	Average	Amortized	Average	Amortized	Fair	Average
	Cost	Yield	Cost	Yield	Cost	Yield	Cost	Yield	Cost	Value	Yield
	(Dollars in thousands)

Municipal obligations	$978	5.96%	$3,784	3.67%	$12,144	3.23%	$11,769	2.63%	$28,675	$29,545	3.14%
U.S. government and agency obligations	—	—	10,000	1.39%	—	—	—	—	10,000	10,027	1.39%
Corporate bonds	—	—	2,032	1.85%	507	1.66%	—	—	2,539	2,534	1.82%
Mortgage-backed securities:
Ginnie Mae pass through certificates	—	—	—	—	—	—	5,695	1.85%	5,695	5,715	1.85%
Fannie Mae pass through certificates	—	—	263	4.47%	2,569	2.53%	2,974	1.82%	5,806	6,017	2.26%
Freddie Mac pass through certificates	—	—	544	4.74%	—	—	5,507	1.57%	6,051	6,164	1.85%
Collateralized mortgage obligations	—	—	37	4.75%	30	1.52%	1,596	1.85%	1,663	1,670	1.91%
Private pass through certificates	—	—	—	—	87	1.13%	—	—	87	87	1.13%
Equity securities	—	—	—	—	—	—	2,052	2.79%	2,052	2,144	2.79%
Total	$978	5.96%	$16,660	20.87%	$15,337	10.07%	$29,593	12.51%	$62,568	$63,903	2.43%

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Bank Owned Life Insurance. Standard invests in bank owned life insurance to provide it with a funding source for its benefit plan obligations. Bank owned life insurance also generally provides Standard noninterest income that is non-taxable. At September 30, 2016, Standard had invested $14.9 million in bank owned life insurance of which none was purchased during the year ended September 30, 2016.

Deposits. Standard accepts deposits primarily from the areas in which its offices are located. Standard has consistently focused on building broader customer relationships and targeting small business customers to increase its core deposits. Standard also relies on its customer service to attract and retain deposits. Standard offers a variety of deposit accounts with a range of interest rates and terms. Standard’s deposit accounts consist of savings accounts, certificates of deposit, money market accounts, commercial and regular checking accounts and individual retirement accounts. Interest rates, maturity terms, service fees and withdrawal penalties are established on a periodic basis. Deposit rates and terms are based primarily on current operating strategies and market interest rates, liquidity requirements and Standard’s deposit growth goals. Standard does not accept brokered deposits.

Deposits increased $37.3 million, or 11.3%, to $368.6 million at September 30, 2016 from $331.3 million at September 30, 2015. The increase resulted from a $12.7 million, or 10.2% increase in certificate accounts and a $24.6 million, or 11.9% increase in demand and savings accounts. The increase in certificate of deposit accounts was due primarily to inflows into a three year flexible rate product. Customers’ preferences from short-term deposits to longer term certificates has shifted as we are still experiencing historically low interest rates. The increase in demand and savings accounts is due to a $15 million deposit relationship established with the Commonwealth of Pennsylvania and an increase in business checking accounts.

At September 30, 2016, Standard had a total of $137.3 million in certificates of deposit, of which $18.0 million had remaining maturities of one year or less. Based on historical experience and current market interest rates, Standard believes Standard will retain upon maturity a large portion of its certificates of deposit with maturities of one year or less as of September 30, 2016.

The following table sets forth the distribution of total deposit accounts, by account type, at the dates indicated.

	At September 30, 2016
	2016			2015			2014
			Weighted			Weighted			Weighted
			Average			Average			Average
	Balance	Percent	Rate	Balance	Percent	Rate	Balance	Percent	Rate
	(Dollars in thousands)
Deposit type:
Savings accounts	$102,393	27.78%	0.06%	$105,713	31.91%	0.06%	$106,450	33.22%	0.06%
Certificates of deposit	137,256	37.23%	1.71%	124,519	37.59%	1.84%	121,567	37.93%	2.20%
Money market accounts	25,891	7.02%	0.33%	9,830	2.97%	0.10%	9,243	2.88%	0.10%
Demand and NOW accounts	103,094	27.97%	0.09%	91,217	27.53%	0.00%	83,218	25.97%	0.00%

Total deposits	$368,634	100.00%	0.70%	$331,279	100.00%	0.74%	$320,478	100.00%	0.88%

As of September 30, 2016, the aggregate amount of outstanding certificates of deposit in amounts greater than or equal to $100,000 was $54.3 million. The following table sets forth the maturity of those certificates as of September 30, 2016.

At September 30, 2016
(In thousands)
Three months or less	$754
Over three months through six months	1,518
Over six months through one year	2,798
Over one year to three years	25,326
Over three years	23,924
Total	$54,320

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Borrowings. Standard’s borrowings consist of advances from the FHLB and funds borrowed under repurchase agreements. At September 30, 2016, Standard had access to additional FHLB advances of up to $150.1 million. During the fiscal year ended September 30, 2016, new FHLB advances totaling $12.7 million were obtained which replaced $20.0 million of advances that matured and were repaid.

The following table sets forth information concerning balances and interest rates on Standard’s repurchase agreements at the dates and for the years indicated.

	At or For the Years Ended September 30,
	2016	2015	2014
	(Dollars in thousands)
Balance at year end	$1,964	$1,671	$2,228
Average balance outstanding during the year	$2,004	$2,391	$2,887
Maximum amount outstanding at any month-end	$2,520	$2,980	$4,050
Weighted average interest rate at year end	0.08%	0.09%	0.10%
Average interest rate during the year	0.10%	0.08%	0.10%

Total Stockholders’ Equity. Stockholders’ equity decreased $1.3 million, or 1.7%, to $73.0 million at September 30, 2016 from $74.3 million at September 30, 2015. The decrease was due primarily to the repurchase of Standard’s common stock totaling $4.1 million and dividends paid totaling $1.0 million. These decreases were partly offset by net income of $3.0 million for the fiscal year ended September 30, 2016.

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 Average Balance and Yields

The following table sets forth average balance sheets, average yields and costs, and certain other information for the years indicated. No tax-equivalent yield adjustments were made, as the effect thereof was not material. All average balances are daily average balances. Non-accrual loans were included in the computation of average balances, but have been reflected in the table as loans carrying a zero yield. The yields set forth below include the effect of deferred fees, discounts and premiums that are amortized or accreted to interest income or expense.

	For the Years Ended September 30,
	2016			2015
	Average Outstanding Balance	Interest	Yield/ Rate	Average Outstanding Balance	Interest	Yield/ Rate
	(Dollars in thousands)
Interest-earning assets:
Loans	$364,284	14,430	3.96%	$334,349	$13,704	4.10%
Investment and mortgage-backed securities	65,739	1,613	2.45%	82,461	2,006	2.43%
Interest earning deposits	13,318	34	0.26%	5,546	3	0.05%
Total interest-earning assets	443,341	16,077	3.63%	422,356	15,713	3.72%
Noninterest-earning assets	34,358			34,361
Total assets	$477,699			$456,717
Interest-bearing liabilities:
Savings accounts	$103,423	146	0.14%	$107,180	168	0.16%
Certificates of deposit	131,090	2,328	1.78%	121,885	2,354	1.93%
Money market accounts	18,169	44	0.24%	8,394	8	0.10%
Demand and NOW accounts	61,305	86	0.09%	58,002	77	0.09%
Total deposits	313,987	2,604	0.83%	295,461	2,607	0.88%
Federal Home Loan Bank advances	55,590	842	1.51%	55,201	631	1.14%
Securities sold under agreements to repurchase	2,004	2	0.10%	2,391	2	0.08%
Total interest-bearing liabilities	371,581	3,448	0.93%	353,053	3,240	0.92%
Noninterest-bearing deposits	29,961			26,346
Noninterest-bearing liabilities	2,715			3,008
Total liabilities	404,257			382,407
Stockholders’ equity	73,442			74,310
Total liabilities and stockholders’ equity	$477,699			$456,718

Net interest income		$12,629			$12,473
Net interest rate spread (1)			2.70%			2.80%
Net interest-earning assets (2)	$71,760			$69,303
Net interest margin (3)			2.85%			2.95%
Average interest-earning assets to interest-bearing liabilities	119.31%			119.63%

(1)	Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.

(2)	Net interest-earning assets represents total interest-earning assets less total interest-bearing liabilities.

(3)	Net interest margin represents net interest income divided by average total interest-earning assets.

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Rate/Volume Analysis

The following table presents the effects of changing rates and volumes on Standard’s net interest income for the years indicated. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The total column represents the sum of the prior columns. For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately, based on the changes due to rate and the changes due to volume.

	For the Years Ended September 30, 2016 vs. 2015
	Increase (Decrease) Due to		Total Increase
	Volume	Rate	(Decrease)
	(In thousands)
Interest-earning assets:
Loans	$1,197	$(471)	$726
Investment and mortgage-backed securities	(410)	17	(393)
Interest earning deposits	8	23	31
Total interest-earning assets	795	(431)	364

Interest-bearing liabilities:
Savings accounts	(6)	(16)	(22)
Certificates of deposit	172	(196)	(24)
Money market accounts	15	20	35
Demand and NOW accounts	4	4	8
Total deposits	185	(188)	(3)
Federal Home Loan Bank advances	4	207	211
Securities sold under agreements to repurchase	—	—	—

Total interest-bearing liabilities	189	19	208
Change in net interest income	$606	$(450)	$156

Comparison of Operating Results for the Fiscal Years Ended September 30, 2016 and 2015

General. Net income for the fiscal year ended September 30, 2016 was $3.0 million or $1.26 per share compared to $3.5 million or $1.40 per share for the fiscal year ended September 30, 2015. Return on average assets and average equity were 0.64% and 4.13%, respectively, for the fiscal year ended September 30, 2016 compared to 0.77% and 4.76%, respectively, for the fiscal year ended September 30, 2015.

Net Interest Income. Net interest income increased $156,000, or 1.3%, to $12.6 million for the fiscal year ended September 30, 2016 from $12.5 million for the fiscal year ended September 30, 2015. Standard’s net interest rate spread and net interest margin were 2.77% and 2.85%, respectively for the fiscal year ended September 30, 2016 compared to 2.87% and 2.95% for the prior year. The decreases in the net interest rate spread and net interest margin were the result of the yield on interest-earning assets declining more rapidly than the cost of interest-bearing liabilities and an increase in the average balance of interest bearing liabilities, partially offset by an increase in the average balance of interest earning assets.

Interest and Dividend Income. Total interest and dividend income of $16.1 million for the fiscal year ended September 30, 2016 increased $364,000, or 2.3%, from the prior fiscal year. The increase was due to an increase in the average balance of interest-earning assets, partially offset by a decline in the average yield on interest-earning assets. The average yield on interest-earning assets decreased to 3.63% for the fiscal year ended September 30, 2016 from 3.72% for the prior year. The average yield on loans and investments decreased from the previous fiscal year due to the low interest rate environment, while the average yield on interest earning deposits increased reflecting the 25 basis point increase in short-term rates by the Federal Reserve during the current fiscal year. Average interest-earning assets increased by $20.9 million, or 4.96%, to $443.3 million for the fiscal year ended September 30, 2016 from $422.4 million for 2015 due mainly to an increase in loans and interest earning deposits, partially offset by a decline in investments and mortgage-backed securities.

Interest income on loans increased $726,000 or 5.3%, to $14.4 million for the fiscal year ended September 30, 2016 from $13.7 million for fiscal year ended September 30, 2015. The average yield on loans receivable decreased to 3.96% for the fiscal year ended September 30, 2016 from 4.10% for the fiscal year 2015. The decrease in the average yield on loans was primarily attributable to Standard’s variable rate loans adjusting downward as prime and short-term interest rates remained low as well as the origination of

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new loans in a generally lower interest rate environment and repayment/refinance of higher rate loans. Average loans receivable increased by $29.9 million, or 8.9%, to $364.3 million for the fiscal year ended September 30, 2016 from $334.3 million for the fiscal year 2015 due mainly to an increase in originations of one-to-four family residential and commercial real estate loans.

Interest income on investment and mortgage-backed securities decreased by $393,000, or 19.6%, to $1.6 million for the fiscal year ended September 30, 2016 from $2.0 million for the fiscal year ended September 30, 2015. This decrease was due to a decline in the average balance of investment and mortgage-backed securities of $16.7 million, or 20.2%, to $65.7 million for the fiscal year ended September 30, 2016 compared to the prior year due primarily to a higher level of investment and mortgage-backed security calls during the year. The average yield earned on investments and mortgage-backed securities increased to 2.45% for the fiscal year ended September 30, 2016 from 2.43% for the prior year.

Interest Expense. Total interest expense increased by $208,000, or 6.4%, to $3.4 million for the fiscal year ended September 30, 2016 from $3.2 million for the fiscal year ended September 30, 2015. This increase in interest expense was due to an increase in the average cost of FHLB Advances and an increase in the average balance of certificates of deposit, partially offset by a decrease in the average cost of deposits. The average cost of interest bearing liabilities increased to 0.86% for fiscal 2016 from 0.85% for the prior fiscal year due to the continued low interest rate environment. Average interest-bearing liabilities increased by $22.1 million, or 5.8%, to $401.5 million for the fiscal year ended September 30, 2016 from $379.4 million for the fiscal year 2015.

Interest expense on deposits decreased by $3,000, or 0.10%, to $2.6 million for the fiscal year ended September 30, 2016 from $2.6 million for the fiscal year ended September 30, 2015. The average cost of deposits declined from 0.88% for the fiscal year ended September 30, 2015 to 0.83% for the fiscal year ended September 30, 2016. The continued low level of market interest rates enabled Standard to reduce the rates of interest paid on deposit products. The average balance of deposits increased by $22.1 million, or 6.9%, for the fiscal year ended September 30, 2016 compared to the fiscal year ended September 30, 2015.

Interest expense on FHLB advances increased $211,000, or 33.4%, to $842,000 for the fiscal year ended September 30, 2016 from $631,000 for the fiscal year ended September 30, 2015. The average cost of advances increased to 1.51% in fiscal year 2016 from 1.14% in fiscal year 2015 . Maturing advances were replaced with longer term, higher rate advances in anticipation of a Federal Reserve rate hike. The average balance of advances increased $389,000, or 0.70%, to $55.6 million for the fiscal year ended September 30, 2016. During the fiscal year ended September 30, 2016, $12.7 million in new advances were obtained while $20.0 million of maturing advances were repaid.

Provision for Loan Losses. A provision for loan losses of $105,000 was recorded for the fiscal year ended September 30, 2016 compared to no provision recorded for September 30, 2015. Non-performing loans at September 30, 2016 were $689,000 or 0.18% of total loans compared to $675,000 or 0.19% of total loans at September 30, 2015. The allowance for loan losses to non-performing loans was 551.5% at September 30, 2016 compared to 574.7% at September 30, 2015. Management analyzes the allowance for loan losses as described in the section entitled “–Allowance for Loan Losses.” Standard experienced significant loan growth during the year ended September 30, 2016. The provision that was recorded was sufficient, in management’s judgment, to bring the allowance for loan losses to a level that reflects the losses inherent in Standard’s loan portfolio relative to loan mix, economic conditions and historical loss experience. Management believes, to the best of their knowledge, that all known losses as of the balance sheet dates have been recorded.

Noninterest Income. Noninterest income decreased $357,000, or 11.6%, to $2.7 million for the fiscal year ended September 30, 2016 compared to the fiscal year ended September 30, 2015. The decrease was due mainly to lower gains on sales of securities, lower FHLB dividends due to a special dividend recorded in the prior year and lower annuity and mutual fund fees. Sales of annuity and mutual funds were lower industry-wide in anticipation of the Department of Labor’s final rule expanding the definition of “investment advice fiduciary” under ERISA and modifying exemptions for investment activities.

Noninterest Expense. Noninterest expense increased by $472,000, or 4.5%, to $11.0 million for the fiscal year ended September 30, 2016 compared to the prior year. This increase was due primarily to merger related expenses of $709,000, which was offset by lower real estate owned expenses and completion of the amortization of core deposit intangibles from a 2006 acquisition.

Income Tax Expense. The provision for income taxes for the fiscal year ended September 30, 2016 was $1.2 (effective tax rate of 28.2%) compared to $1.5 million (effective tax rate of 29.4%) for the fiscal year ended September 30, 2015. This decrease in income tax expense was due in part to a higher level of nontaxable income related to tax exempt municipals and bank-owned life insurance.

Non-Performing and Problem Assets

When a residential mortgage loan, home equity loan or line of credit or consumer loan is past due, Standard sends a late notice and contacts the borrower to inquire as to why the loan is past due. When a loan is 30 days or more past due, Standard mails a second late notice and attempts additional personal, direct contact with the borrower to determine the reason for the delinquency and

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establish the procedures by which the borrower will bring the loan current. When the loan is 45 days past due, Standard explores the customer’s situation and repayment options and inspects the collateral. In addition, when a loan reaches 90 days past due, Standard’s management determines and recommends to Standard’s Board of Directors whether to initiate foreclosure proceedings, which will be initiated by counsel if the loan is not brought current. Procedures for avoiding foreclosure can include restructuring the loan in a manner that provides concessions to the borrower to facilitate payment.

Commercial business loans and commercial real estate loans are generally handled in the same manner as the loans discussed above. Additionally, when a loan is 30 days past due, Standard contacts the borrower, visually inspects the property(ies) and inquires of the principals the status of the loan and what actions are being implemented to bring the loan current. Depending on the type of loan, the borrower’s cash flow statements, internal financial statements, tax returns, rent rolls, new or updated independent appraisals, online databases and other relevant information in Bank and third-party loan reviews are analyzed to help determine a course of action. In addition, legal counsel is consulted and an approach for resolution is determined and aggressively pursued.

Loans are placed on non-accrual status when payment of principal or interest is 90 days or more delinquent. Loans are also placed on non-accrual status if collection of principal or interest in full is in doubt. When loans are placed on a non-accrual status, unpaid accrued interest is fully reversed, and further income is recognized only to the extent received. The loan may be returned to accrual status if payments are brought to less than 90 days delinquent and full payment of principal and interest is expected.

Impaired loans are commercial and commercial real estate loans for which it is probable that Standard will not be able to collect all amounts due according to the contractual terms of the loan agreement. Standard individually evaluates such loans for impairment rather than aggregate loans by major risk classifications. The definition of impaired loans is not the same as the definition of non-accrual loans, although the two categories overlap. Standard may choose to place a loan on non-accrual status due to payment delinquency or uncertain collectability, while not classifying the loan as impaired. Factors considered in determining impairment include payment status and collateral value. The amount of impairment for these types of impaired loans is determined by the difference between the present value of the expected cash flows related to the loan, using current interest rates, and its recorded value. In the case of collateralized loans, the impairment is the difference between the fair value of the collateral and the recorded amount of the loan. When foreclosure is probable, impairment is measured based on the fair value of the collateral. Mortgage loans on one- to four-family properties, home equity loans and lines of credit and consumer loans are generally considered as larger groups of homogeneous loans and are measured for impairment collectively. Loans that experience insignificant payment delays, which are defined as less than 90 days, generally are not classified as impaired. Management determines the significance of payment delays on a case-by-case basis, taking into consideration all circumstances surrounding the loan and the borrower including the length of the delay, the borrower’s prior payment record and the amount of shortfall in relation to the principal and interest owed.

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The table below sets forth the amounts and categories of Standard’s non-performing assets at the dates indicated. At September 30, 2016, 2015, 2014, 2013 and 2012, Standard had no troubled debt restructurings (loans for which a portion of interest or principal has been forgiven and loans modified at interest rates materially less than current market rates).

	At September 30,
	2016	2015	2014	2013	2012
	(Dollars in thousands)
Non-accrual loans:
Real estate loans:
One- to four-family residential and construction	$516	$574	$536	$582	$1,089
Commercial	100	—	33	1,165	2,362
Home equity loans and lines of credit	73	96	50	224	66
Commercial	—	—	—	40	451
Other loans	—	5	—	—	3
Total non-accrual loans	689	675	619	2,011	3,971

Loans delinquent 90 days or greater and still accruing:
Real estate loans:
One- to four-family residential and construction	—	—	—	—	—
Commercial	—	—	—	—	—
Home equity loans and lines of credit	—	—	—	—	—
Commercial	—	—	—	—	—
Other loans	—	—	—	—	—
Total loans delinquent 90 days or greater and still accruing	—	—	—	—	—

Foreclosed real estate:
One- to four-family residential and construction	95	319	415	527	47
Commercial	156	38	60	80	416
Home equity loans and lines of credit	—	—	—	—	—
Commercial	30	—	—	—	—
Other loans	—	—	—	—	—
Total foreclosed real estate	281	357	475	607	463

Total non-performing assets	$970	$1,032	$1,094	$2,618	$4,434

Ratios:
Non-performing loans to total loans	0.18%	0.19%	0.20%	0.68%	1.34%
Non-performing assets to total assets	0.20%	0.22%	0.25%	0.60%	1.00%

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Delinquent Loans. The following table sets forth certain information with respect to Standard’s loan portfolio delinquencies at the dates indicated.

	Loans Delinquent For
	60-89 Days		90 Days and Over		Total
	Number	Amount	Number	Amount	Number	Amount
	(Dollars in thousands)
At September 30, 2016
Real estate loans:
One- to four-family residential and construction	3	$294	6	$516	9	$810
Commercial	1	61	3	100	4	161
Home equity loans and lines of credit	2	81	4	73	6	154
Commercial	—	—	—	—	—	—
Other loans	—	—	—	—	—	—
Total loans	6	$436	13	$689	19	$1,125

At September 30, 2015
Real estate loans:
One- to four-family residential and construction	6	$375	6	$574	12	$949
Commercial	4	504	—	—	4	504
Home equity loans and lines of credit	—	—	3	96	3	96
Commercial	5	5	—	—	—	—
Other loans	—	—	1	5	6	10
Total loans	15	$884	10	$675	25	$1,559

At September 30, 2014
Real estate loans:
One- to four-family residential and construction	8	$493	8	$536	16	$1,029
Commercial	6	355	1	33	7	388
Home equity loans and lines of credit	1	91	1	50	2	141
Commercial	1	85	—	—	1	85
Other loans	2	8	—	—	2	8
Total loans	18	$1,032	10	$619	28	$1,651

At September 30, 2013
Real estate loans:
One- to four-family residential and construction	6	$467	10	$582	16	$1,049
Commercial	—	—	6	1,165	6	1,165
Home equity loans and lines of credit	3	81	3	224	6	305
Commercial	1	4	1	40	2	44
Other loans	1	5	—	—	1	5
Total loans	11	$557	20	$2,011	31	$2,568

At September 30, 2012
Real estate loans:
One- to four-family residential and construction	8	$711	13	$1,089	21	$1,800
Commercial	2	190	7	2,362	9	2,552
Home equity loans and lines of credit	1	7	2	66	3	73
Commercial	1	60	3	451	4	511
Other loans	—	1	1	3	1	4
Total loans	12	$969	26	$3,971	38	$4,940

Foreclosed Real Estate. Real estate acquired by Standard as a result of foreclosure or by deed in lieu of foreclosure is classified as foreclosed real estate. When property is acquired, it is recorded at estimated fair value at the date of foreclosure less the cost to sell, establishing a new cost basis. Estimated fair value generally represents the sales price a buyer would be willing to pay on the basis of current market conditions, including normal terms from other financial institutions. Holding costs and declines in estimated fair market value result in charges to expense after acquisition. At September 30, 2016, 2015, 2014, 2013 and 2012, Standard had foreclosed real estate of $281,000, $357,000, $475,000, $607,000, and $463,000, respectively. Foreclosed real estate at September 30, 2016 consisted of five properties.

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Classification of Assets. Standard’s policies, consistent with regulatory guidelines, provide for the classification of loans and other assets that are considered to be of lesser quality as substandard, doubtful, or loss assets. An asset is considered substandard if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Substandard assets include those assets characterized by the distinct possibility that Standard will sustain some loss if the deficiencies are not corrected. Assets classified as doubtful have all of the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses present make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. Assets (or portions of assets) classified as loss are those considered uncollectible and of such little value that their continuance as assets is not warranted. Assets that do not expose Standard to risk sufficient to warrant classification in one of the aforementioned categories, but which possess potential weaknesses that deserve Standard’s close attention, are required to be designated as special mention. If Standard’s concerns about loans in the special mention category increase as to the ability of the borrower to comply with current loan repayment terms, the loan is reclassified to one of the aforementioned categories.

Standard maintains an allowance for loan losses at an amount estimated to equal all credit losses incurred in its loan portfolio that are both probable and reasonable to estimate at a balance sheet date. Standard’s determination as to the classification of its assets is subject to review by its principal federal regulator, the FDIC, and its State regulator, the Pennsylvania Department of Banking. Standard regularly reviews its asset portfolio to determine whether assets require classification in accordance with applicable regulations.

The following table sets forth Standard’s amounts of classified assets and criticized assets (classified assets and loans designated as special mention) at the dates indicated.

	At September 30,
	2016	2015	2014
	(In thousands)
Classified assets:
Substandard	$1,056	$1,282	$1,960
Doubtful	—	—	—
Loss	—	—	—
Total classified assets	1,056	1,282	1,960
Special mention	—	—	—
Total criticized assets	$1,056	$1,282	$1,960

Total criticized assets of $1.1 million at September 30, 2016 decreased $226,000 compared to September 30, 2015, of which most related to an improvement in the commercial and commercial real estate loan portfolios.

Allowance for Loan Losses

Standard provides for loan losses based upon the consistent application of its documented allowance for loan losses methodology. All loan losses are charged to the allowance for loan losses and all recoveries are credited to it. Additions to the allowance for loan losses are provided by charges to income based on various factors which, in Standard’s judgment, deserve current recognition in estimating probable losses. Standard regularly reviews the loan portfolio and make provisions for loan losses, if considered necessary. The allowance for loan losses consists primarily of two components:

(1)	Specific allowances established for impaired loans. The amount of impairment provided for as a specific allowance is represented by the deficiency, if any, between the estimated fair value of the loan, or the loan’s observable market price, if any, or the underlying collateral, if the loan is collateral dependent, and the carrying value of the loan. Impaired loans for which the estimated fair value of the loan, or the loan’s observable market price or the fair value of the underlying collateral, if the loan is collateral dependent, exceeds the carrying value of the loan are not considered in establishing specific allowances for loan losses; and

(2)	General allowances established for loan losses on a portfolio basis for loans that do not meet the definition of impaired loans. The portfolio is grouped into similar risk characteristics, primarily loan type and regulatory classification. Standard applies an estimated loss rate to each loan group. The loss rates applied are based upon Standard’s loss experience adjusted, as appropriate, for the environmental factors discussed below. This evaluation is inherently subjective, as it requires material estimates that may be susceptible to significant revisions based upon changes in economic and real estate market conditions.

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Actual loan losses may be significantly more than the allowance for loan losses Standard has established, which could have a material negative effect on its financial results. The adjustments to historical loss experience are based on Standard’s evaluation of several qualitative and environmental factors, including:

•	changes in any concentration of credit (including, but not limited to, concentrations by geography, industry or collateral type);

•	changes in the number and amount of non-accrual loans, criticized loans and past due loans;

•	changes in national, state and local economic trends;

•	changes in the types of loans in the loan portfolio;

•	changes in the experience and ability of personnel and management in the mortgage loan origination and loan servicing departments;

•	changes in the value of underlying collateral for collateral dependent loans;

•	changes in lending strategies; and

•	changes in lending policies and procedures.

In addition, Standard may establish an unallocated allowance to provide for probable losses that have been incurred as of the reporting date but are not reflected in the allocated allowance.

Standard evaluates the allowance for loan losses based upon the combined total of the specific and general components. Generally when the loan portfolio increases, absent other factors, the allowance for loan loss methodology results in a higher dollar amount of estimated probable losses than would be the case without the increase. Generally when the loan portfolio decreases, absent other factors, the allowance for loan losses methodology results in a lower dollar amount of estimated probable losses than would be the case without the decrease.

Commercial real estate and commercial loans generally have greater credit risks compared to the one- to four-family residential mortgage loans Standard originates, as they typically involve larger loan balances concentrated with single borrowers or groups of related borrowers. In addition, the payment experience on loans secured by income-producing properties typically depends on the successful operation of the related business and thus may be subject to a greater extent to adverse conditions in the real estate market and in the general economy.

Standard evaluates the loan portfolio on a quarterly basis and the allowance is adjusted accordingly. While Standard uses the best information available to make evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the information used in making the evaluations. In addition, as an integral part of their examination process, the Pennsylvania Department of Banking and the FDIC will periodically review the allowance for loan losses. The Pennsylvania Department of Banking and the FDIC may require Standard to recognize additions to the allowance based on their analysis of information available to them at the time of their examination.

At September 30, 2016, Standard had four impaired loans totaling $467,000 (all commercial real estate loans). At September 30, 2015, Standard had two impaired loans totaling $612,000, (all commercial real estate loans). The largest impaired loan at September 30, 2016 was a $367,000 loan which was secured by commercial real estate. Although not over 90 days delinquent at September 30, 2016, the loan was considered substandard and impaired based on the recent delinquency issues, analysis of the company’s financial performance and the payment of interest only on the loan.

There were no loans 90 days or more past due and still accruing interest. Loans 90 days or more past due or in process of foreclosure (non-accrual loans) were as follows:

	Number of Loans	Amount	Percentage of Loans Receivable
	(Dollars in thousands)
At September 30, 2016	13	$689	0.18%
At September 30, 2015	10	675	0.19
At September 30, 2014	10	619	0.20

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Total interest income which would have been recognized had these loans paid in accordance with their contractual terms and actual interest income recognized on these loans as of the years indicated are summarized as follows:

	For the Years Ended September 30,
	2016	2015	2014
	(In thousands)
Interest income due in accordance with contractual terms	$36	$37	$23
Interest income recognized	12	21	—
Interest income foregone	$24	$16	$23

The following table sets forth activity in Standard’s allowance for loan losses for the fiscal years indicated.

	At or For the Years Ended September 30,
	2016	2015	2014	2013	2012
	(Dollars in thousands)

Balance at beginning of the year	$3,879	$3,919	$3,875	$4,474	$4,521

Charge-offs:
Real estate loans (1)	74	232	119	496	425
Commercial (2)	136	63	191	741	891
Other loans (3)	23	24	29	29	18
Total charge-offs	233	319	339	1,266	1,334

Recoveries:
Real estate loans (1)	17	83	5	21	19
Commercial (2)	25	196	371	259	65
Other loans (3)	7	—	7	12	3
Total recoveries	49	279	383	292	87

Net charge-offs (recoveries)	184	40	(44)	974	1,247
Provision for loan losses	105	—	—	375	1,200

Balance at end of year	$3,800	$3,879	$3,919	$3,875	$4,474

Ratios:
Net charge-offs to average loans outstanding	0.05%	0.01%	(0.01)%	0.33%	0.42%
Allowance for loan losses to non-performing loans at end of year	551.52%	574.66%	633.11%	192.69%	112.67%
Allowance for loan losses to total loans at end of year	1.00%	1.10%	1.24%	1.30%	1.51%

(1)	Includes one- to four- family residential, home equity loans and lines of credit and residential construction loans.
(2)	Includes commercial real estate and commercial loans.
(3)	Consists of automobile loans, consumer loans and loans secured by savings accounts.

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Allocation of Allowance for Loan Losses. The following table sets forth the allowance for loan losses allocated by loan category and the percent of loans in each category to total loans at the dates indicated. The allowance for loan losses allocated to each category is not necessarily indicative of future losses in any particular category and does not restrict the use of the allowance to absorb losses in other categories.

At September 30,
	2016		2015		2014		2013		2012
	Allowance for Loan Losses	Percent of Loans in Each Category to Total Loans	Allowance for Loan Losses	Percent of Loans in Each Category to Total Loans	Allowance for Loan Losses	Percent of Loans in Each Category to Total Loans	Allowance for Loan Losses	Percent of Loans in Each Category to Total Loans	Allowance for Loan Losses	Percent of Loans in Each Category to Total Loans
	(Dollars in thousands)

Real estate loans(1)	$1,657	43.6%	$1,579	40.7%	$1,528	39.0%	$1,642	63.4%	$999	64.1%
Commercial(2)	2,137	56.2	2,278	58.7	2,365	60.3	2,185	36.0	3,300	35.2

Other loans(3)	6	0.2	22	0.6	26	0.7	48	0.6	175	0.7
Total allocated allowance	3,800	100.0	3,879	100.0	3,919	100.0	3,875	100.0	4,474	100.0
Unallocated	—	—	—	—	—	—	—	—	—	—
Total	$3,800	100.0%	$3,879	100.0%	$3,919	100.0%	$3,875	100.0%	$4,474	100.0%

(1)	Includes one- to four- family residential, home equity loans and lines of credit and residential construction loans.
(2)	Includes commercial real estate and commercial loans.
(3)	Consists of automobile loans, consumer loans and loans secured by savings accounts.

Liquidity and Capital Resources

Liquidity is the ability to meet current and future financial obligations. Standard’s primary sources of funds consist of deposit inflows, loan repayments and sales, advances from the FHLB, repurchase agreements and maturities, principal repayments and the sale of available-for-sale securities. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition. Standard’s Asset/Liability Management Committee, under the direction of its Chief Financial Officer, is responsible for establishing and monitoring its liquidity targets and strategies in order to ensure that sufficient liquidity exists for meeting the borrowing needs and deposit withdrawals of its customers as well as unanticipated contingencies. Standard believes that it has enough sources of liquidity to satisfy its short- and long-term liquidity needs as of September 30, 2016.

Standard regularly monitors and adjusts its investments in liquid assets based upon its assessment of:

•	expected loan demand;

•	expected deposit flows and borrowing maturities;

•	yields available on interest-earning deposits and securities; and

•	the objectives of Standard’s asset/liability management program.

Standard’s most liquid assets are cash and cash equivalents. The level of these assets is dependent on Standard’s operating, financing, lending and investing activities during any given period. At September 30, 2016, cash and cash equivalents totaled $18.2 million. Standard’s cash flows are derived from operating activities, investing activities and financing activities as reported in its Consolidated Statements of Cash Flows included in its Consolidated Financial Statements.

At September 30, 2016, Standard had $51.3 million in loan commitments outstanding, $21.1 million of which were for commercial real estate loans and $4.0 of which were for one- to four-family loans. In addition to commitments to originate loans, Standard had $13.8 million in unused lines of credit to borrowers and $6.3 million in undisbursed funds for construction loans in

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process. Certificates of deposit due within one year of September 30, 2016 totaled $18.0 million, or 4.9% of total deposits. If these deposits do not remain with Standard, Standard may be required to seek other sources of funds, including loan and securities sales, repurchase agreements and FHLB advances. Standard believes, however, based on historical experience and current market interest rates, it will retain upon maturity a large portion of its certificates of deposit with maturities of one year or less.

Standard’s primary investing activity is originating loans. During the fiscal years ended September 30, 2016 and 2015, Standard originated $108.2 million and $107.3 million of loans, respectively. During these years, Standard purchased $20.3 million and $8.8 million of securities, respectively.

Financing activities generally consist of activity in deposit accounts and FHLB advances. Standard experienced a net increase in deposits of $37.4 million during the fiscal year ended September 30, 2016 and a net increase in deposits of $10.8 million during the fiscal year ended September 30, 2015. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by Standard and its local competitors, and by other factors. In addition, the Bank opened a $15 million deposit relationship with the Commonwealth of Pennsylvania. Additionally, funds of $4.1 million and $1.7 million were used during the fiscal years ended September 30, 2016 and September 30, 2015, respectively, to repurchase shares of Standard’s common stock under the stock repurchase program.

Liquidity management is both a daily and long-term function of business management. If Standard requires funds beyond its ability to generate them internally, borrowing agreements exist with the FHLB, which provides an additional source of funds. FHLB advances decreased by $7.3 million during the fiscal year ended September 30, 2016 and increased by $8.9 million during the fiscal year ended September 30, 2015. At September 30, 2016, Standard had the ability to borrow up to an additional $150.1 million from the FHLB.

Standard Bank is subject to various regulatory capital requirements, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At September 30, 2016, Standard Bank exceeded all regulatory capital requirements. Standard Bank is considered “well capitalized” under regulatory guidelines. See “Item 1 Business-Supervision and Regulation—Banking Regulation—Capital Requirements” and Note 10 of the Notes to the Consolidated Financial Statements.

Off-Balance Sheet Arrangements

Commitments. As a financial services provider, Standard routinely is a party to various financial instruments with off-balance-sheet risks, such as commitments to extend credit and unused lines of credit. While these contractual obligations represent Standard’s potential future cash requirements, a significant portion of commitments to extend credit may expire without being drawn upon. Such commitments are subject to the same credit policies and approval process accorded to loans Standard makes. In addition, Standard enters into commitments to sell mortgage loans.

Impact of Inflation and Changing Prices

Standard’s consolidated financial statements and related notes have been prepared in accordance with U.S. GAAP which requires the measurement of financial condition and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of Standard’s operations. Unlike industrial companies, its assets and liabilities are primarily monetary in nature. As a result, changes in market interest rates have a greater impact on performance than the effects of inflation.

DESCRIPTION OF ALLEGHENY

Allegheny Valley Bancorp, Inc.

Allegheny is a Pennsylvania business corporation with its principal executive offices at 5137 Butler Street, Pittsburgh, PA 15201. Allegheny was incorporated on March 31, 1987 and is registered as a bank holding company under the federal Bank Holding Company Act of 1956, as amended. Allegheny’s telephone number is (412) 781-0318, and its website address is www.avbpgh.com. Allegheny is not required to file reports with the SEC.

Allegheny’s principal activity consists of owning and supervising its subsidiary, Allegheny Valley Bank of Pittsburgh. Allegheny’s net income is largely derived from the business of Allegheny Valley Bank of Pittsburgh.

Allegheny Valley Bank of Pittsburgh

Allegheny Valley Bank of Pittsburgh was originally incorporated on June 29, 1900, as a national bank. Allegheny Valley Bank was reorganized into a bank holding company structure on June 9, 1987.

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Allegheny Valley Bank currently operates nine offices in Allegheny County, Pennsylvania, and engages in bank-related services including accepting time and demand deposits, making secured and unsecured commercial and consumer loans, and making construction and mortgage loans.

Allegheny Valley Bank had 85 full-time employees and 5 part-time employees as of September 30, 2016. Management considers relations with its employees to be good. Allegheny Valley Bank is not a party to any collective bargaining agreement.

Allegheny Valley Bank has two wholly owned subsidiaries, Allegheny Valley Financial Services, LLC and Community Bankers Settlement Company, LLC. Allegheny Valley Financial Services, LLC previously was a registered investment adviser but is now inactive. Community Bankers Settlement Company, LLC was established to engage in title insurance activities but is also now inactive.

Competition

Allegheny Valley Bank’s core service area consists primarily of Allegheny County, Pennsylvania. Within this service area, the banking business is highly competitive. Allegheny Valley Bank competes with local banks, as well as numerous regionally based commercial banks, most of which have assets, capital and lending limits far larger than those of Allegheny Valley Bank. Allegheny Valley Bank’s competition for loans comes principally from commercial banks, savings banks, mortgage banking companies, the U.S. Government, credit unions, leasing companies, insurance companies, real estate conduits and other companies that provide financial services to businesses and individuals. Allegheny Valley Bank’s most direct competition for deposits has historically come from commercial banks, saving banks and credit unions. Allegheny Valley Bank faces additional competition for deposits from online financial institutions and non-depository competitors such as the mutual fund industry, securities and brokerage firms and insurance companies. The industry competes primarily in the area of interest rates, products offered, customer service and convenience.

Properties

Allegheny Valley Bank conducts its business through eight full-service offices and one drive-thru location. The following table sets forth certain information relating to Allegheny Valley Bank’s offices at September 30, 2016.

	Year Opened/Acquired	Owned or Leased

Lawrenceville Office & Corporate Headquarters 5137 Butler Street Pittsburgh, PA 15201	1900	owned

Blawnox Office 201 Freeport Road Pittsburgh, PA 15238	1968	owned

Green Tree Office Four Parkway Center #100 875 Greentree Road Pittsburgh, PA 15220	1992	leased

McKnight Road Office 7703 McKnight Road Pittsburgh, PA 15237	2010	leased

Penn Center East Office 3474 William Penn Highway Pittsburgh, PA 15235	2012	owned

Pittsburgh Office Lawyers Building 428 Forbes Ave Pittsburgh, PA 15219	1993	leased

Shaler Office 900 Mt. Royal Boulevard Pittsburgh, PA 15223	1971	owned

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Shaler Drive-Thru 1100 Mt. Royal Boulevard Pittsburgh, PA 15223	1990	owned

Mt. Troy Office 2000 Mr. Troy Road Pittsburgh, PA 15212	2006	owned

Legal Proceedings

Allegheny and its subsidiaries are not parties to any legal proceedings that could have a material effect on the financial condition or operating results of the Allegheny. In addition, no material proceedings are pending or are known to be threatened or contemplated against Allegheny or its subsidiaries by governmental authorities.

Information about Allegheny Executive Officers

Certain Allegheny executive officers are expected to be appointed as executive officers of Standard upon consummation of the merger.

Andrew W. Hasley, Allegheny’s President and Chief Executive Officer, is expected serve as President of Standard after the merger. Information about Mr. Hasley can be found above.

In addition, Jason W. Ross, Allegheny’s Executive Vice President, Chief Financial Officer, Chief Operating Officer, and Treasurer, is expected to serve as Chief Business Development Officer/Executive Vice President of Standard and Susan M. DeLuca, Director, Corporate Secretary and Senior Vice President of Risk Management is expected to serve as Chief Risk Officer/Senior Vice President after the merger.

The information below about Mr. Ross and Ms. DeLuca is as of September 30, 2016.

Jason W. Ross, CPA, age 42, has been the Allegheny’s Executive Vice President, Chief Financial Officer, Chief Operating Officer, and Treasurer since April 2013. From October 2009 to April 2013, Mr. Ross was the Executive Vice President, Chief Financial Officer, and Treasurer of the Corporation. Mr. Ross was hired in May 2008 as the Senior Vice President, Chief Financial Officer, and Treasurer of the Corporation. Previously, from 2002 to 2008, Mr. Ross was the Vice President-Director of Audit/Compliance with Parkvale Financial Corporation. From 1996 to 2002, Mr. Ross served in the Assurance and Business Advisory practice of Arthur Andersen, LLP, most recently in the manager position.

Susan M. DeLuca, age 60, has been a director of Allegheny and Allegheny Valley Bank of Pittsburgh since 1998. Ms. DeLuca is a Class I director of Allegheny and his current term expires in 2019. Ms. DeLuca has served as a member of the senior management team of Allegheny Valley Bank of Pittsburgh since 1996 and has served as the Corporate Secretary for the Corporation for the last 26 years.

In addition to serving as Corporate Secretary, Mrs. DeLuca is the Senior Vice President of Risk Management, and in that capacity she oversees general bank compliance, CRA initiatives, and overall risk management for the institution. She has spearheaded implementation of new regulations, written policies and procedures, and ensured compliance for a vast number of new regulations over the years, always ensuring satisfactory regulatory compliance ratings.

Mrs. DeLuca is also a past Director of the Pittsburgh Chapter of the American Institute of Banking.

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Security Ownership of Certain Beneficial Ownership of Allegheny

Principal Owners

The following table sets forth as of January 13, 2017 the name and address of each person who owns of record or who is known by Allegheny’s board of directors to be the beneficial owner of more than five percent (5%) of Allegheny’s outstanding common stock, the number of shares beneficially owned by such persons, and the percentage of the Allegheny’s outstanding common stock so owned. The percentages are based upon 1,034,168 shares of Allegheny common stock outstanding as of January 13, 2017. Footnote disclosure is set forth under the section titled, “Beneficial Ownership by Directors and Executive Officers.”

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
S & T Bancorp, Inc. 800 Philadelphia Street Indiana, PA 15701	145,558	14.08%

Karl F. Gundlach 2260 Freeport Road Pittsburgh, PA 15238	57,538	5.57%

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Beneficial Ownership by Directors and Executive Officers

The following table sets forth as of January 13, 2017 the amount and percentage of the common stock of the Allegheny beneficially owned by each director, each named executive officer and all directors and executive officers of the Allegheny as a group. The percentages are based upon 1,034,168 shares of Allegheny common stock outstanding as of January 13, 2017.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)(2)		Percent of Class
Susan M. DeLuca	5,961	(3)	*
Andrew W. Hasley	27,551	(4)	2.67%
Paul A. Iurlano	12,792	(5)	1.24%
Marilyn B. Justice	14,658	(6)	1.42%
John M. Lally	13,800	(7)	1.34%
Ronald J. Mock	7,667	(8)	*
Jason W. Ross	8,429	(9)	*
Gregory J. Saxon	15,799	(10)	1.53%
R. Craig Thomasmeyer	13,303	(11)	1.29%
Directors and Executive Officers as a Group (9 persons)	119,960		11.60%

* Less than 1%

(1)	The securities “beneficially owned” by an individual are determined in accordance with the definitions of “beneficial ownership” set forth in the General Rules and Regulations of the SEC and may include securities owned by or for the individual’s spouse and minor children and any other relative who has the same home, as well as securities to which the individual has or shares voting or investment power or has the right to acquire beneficial ownership within sixty (60) days after January 13, 2017. Beneficial ownership may be disclaimed as to certain of the securities.
(2)	Information furnished by the directors, executive officers and Allegheny.
(3)	Includes 1,708 exercisable stock options.
(4)	Includes 9,615 exercisable stock options.
(5)	Includes 3,000 exercisable stock options.
(6)	Includes 2,973 exercisable stock options.
(7)	Includes 2,917 exercisable stock options.
(8)	Includes 2,917 exercisable stock options.
(9)	Includes 2,208 exercisable stock options.
(10)	Includes 3,000 exercisable stock options.
(11)	Includes 3,000 exercisable stock options.

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Director Compensation

The information below summarizes the compensation paid during the fiscal year ended December 31, 2016 to the Allegheny directors who are expected to be appointed to the Board of Directors of “Standard AVB Financial Corp.” Allegheny directors received no remuneration for attendance at meetings of the Board of Directors of Allegheny. When the Loan Committee met concurrently with the Board of Directors, there was no additional remuneration. Each of the Allegheny directors respectively attended at least 75% of the combined total number of meetings of Allegheny’s and Allegheny Valley Bank’s Board of Directors and the committees of which they were members.

Non-employee Allegheny Valley Bank directors received the following compensation:

Directors Compensation:	$1,500 per month

Audit Committee:	$500 to Chair and members per meeting

Branch, Compliance, Nominating, Strategic Planning, and Technology Committees:	$500 to Chair and $300 to members

Compensation Committee:	$300 to Chair and $300 to members

Loan Committee:	$300 to members when the Committee met independently

Board Chairman:	Annual Retainer of $4,500

Audit Chairman:	Annual Retainer of $2,500

There was no director remuneration for attending the ALCO meetings during 2016.

The table below summarizes the total compensation paid to the Non-employee Allegheny Valley Bank directors for the fiscal year ended December 31, 2016. Our Non-employee Allegheny Valley Bank directors did not have any deferred compensation under any qualified benefit plan. In addition, Non-employee Allegheny Valley Bank directors do not participate in any pension plans of Allegheny.

Name	Fees Earned or Paid in Cash(1)	Stock Awards(2)	Option Awards(3)	All Other Compensation(4)	Total
Paul A. Iurlano	$26,000	$12,300	—	—	$38,300
John M. Lally	28,700	12,300	—	—	41,000
Ronald J. Mock	26,700	12,300	—	—	39,000
Gregory J. Saxon	33,800	12,300	—	—	46,100
R. Craig Thomasmeyer	30,900	12,300	—	—	43,200

(1)	Includes aggregate dollar amount of all fees earned or paid in cash, including committee and chairmanship fees, and meeting fees as disclosed above. Certain directors accept their fees in the form of Corporation stock instead of cash. All payments of stock are made at current market price.
(2)	The Board of Directors awarded 300 restricted shares of Common Stock on April 12, 2016, to Directors Iurlano, Lally, Mock, Saxon, and Thomasmeyer. All restricted shares became 100% vested on December 31, 2016. This column includes the value of these stock awards, all of which were under the 2011 Stock Incentive Plan. The value is the amount recognized for financial statement reporting purposes with respect to fiscal year 2016 in accordance with Generally Accepted Accounting Principles (GAAP).
(3)	There were no stock options granted during the fiscal year ended December 31, 2016.
(4)	None of the Non-employee Allegheny Valley Bank directors received perquisites during fiscal 2016 with an aggregate value of $10,000 or more.

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2011 Stock Incentive Plan

On April 12, 2011, the shareholders of Allegheny adopted Allegheny’s 2011 Stock Incentive Plan (“2011 Plan”). Under the 2011 Plan, Allegheny Valley Bank directors may be granted restricted stock, restricted stock awards, restricted stock units, non-qualified stock options, and/or stock appreciation rights. The grants vest as provided in the individual grant agreements; however, all grants vest upon a change in control.

Executive Compensation

The table below sets forth the compensation awarded to, earned by, or paid to the named executive officers of Allegheny and Allegheny Valley Bank (who are anticipated to be executive officers of Standard Bank) for the year ended December 31, 2016 and the prior fiscal year. While employed, executives are entitled to base salary, participation in the executive compensation programs identified below, and other benefits common to all employees of Allegheny Valley Bank.

Name & Principal Position	Fiscal Year Ended December 31	Salary (1)	Bonus (2)(4)	Stock Awards (3)(4)	Option Awards(4)	All Other Compensation (5)	Total
Andrew W. Hasley	2016	$273,000	$—	$—	—	$33,200	$306,200
President and Chief Executive Officer	2015	$260,000	$77,058	$39,293	—	$23,961	$400,312

Jason W. Ross Executive Vice President, Chief Financial Officer,	2016	$186,175	$—	$—	—	$28,443	$214,618
Chief Operating Officer and Treasurer	2015	$179,014	$41,810	$22,546	—	$22,829	$266,199

Susan M. DeLuca Senior Vice President, Risk	2016	$106,928	$—	$—	—	$10,275	$117,203
Management and Corporate Secretary	2015	$103,814	$17,184	$6,123	—	$7,635	$134,756

(1)	Includes amounts deferred by the executive and contributed to the Bank’s 401(k) plan.
(2)	Reflects pay for performance bonuses earned in the respective year, yet paid in the following year.
(3)	Amounts in this column represent aggregate fair value expense. The stock awarded in 2015 vests over a three year period, beginning in 2016.
(4)	The amount of bonus to be paid in 2017 for 2016 performance to be reported under this column is not calculable through the last practicable date and is expected to be determined at Allegheny’s February 2017 board meeting.
(5)	All other compensation listed here includes the Bank’s contributions to the 401(k) Plan and ESOP for matching and discretionary contributions. Also included for Messrs. Hasley and Ross is an automobile allowance of $9,600 for 2016 and 2015.

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Outstanding Equity Awards at Fiscal Year-End

	Option Awards				Stock Awards
	Exercisable	Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares that have not vested	Market value of Shares that have not vested
Andrew W. Hasley
Granted May 22, 2008	1,000	—	$55.20	May 22, 2018	—	$0
Granted February 19, 2009	3,680	—	$38.00	February 19, 2019	—	$0
Granted February 17, 2010	3,000	—	$37.75	February 17, 2020	—	$0
Granted February 23, 2011	1,935	—	$41.70	February 24, 2021	—	$0
Granted February 26, 2015	—	—	N/A	N/A	667	$34,384
Granted February 24, 2016	—	—	N/A	N/A	958	$49,385

Jason W. Ross
Granted February 19, 2009	708	—	$38.00	February 19, 2019	—	$0
Granted February 17, 2010	1,000	—	$37.75	February 17, 2020	—	$0
Granted February 23, 2011	500	—	$41.70	February 24, 2021	—	$0
Granted February 26, 2015	—	—	N/A	N/A	334	$17,218
Granted February 24, 2016	—	—	N/A	N/A	550	$28,353

Susan M. DeLuca
Granted February 19, 2009	708	—	$38.00	February 19, 2019	—	$0
Granted February 17, 2010	500	—	$37.75	February 17, 2020	—	$0
Granted February 23, 2011	500	—	$46.70	February 24, 2021	—	$0
Granted February 26, 2015	—	—	N/A	N/A	78	$4,021
Granted February 24, 2016	—	—	N/A	N/A	149	$7,681

Employment and Change in Control Agreements

Allegheny and Allegheny Bank previously entered into an employment agreement with Andrew W. Hasley, President and Chief Executive Officer, and change in control agreements with Jason W. Ross, Executive Vice President, Chief Financial Officer and Chief Operating Officer and Susan M. DeLuca, Senior Vice President, Risk Management.

The employment agreement with Mr. Hasley provides that (a) if a change in control occurs and the executive was not terminated for proper cause (as defined in the agreement) prior to the date of the change control or (b) if during the period of time between signing a merger agreement and the actual date of a change in control, the executive’s employment is terminated, or the executive is demoted, removed from membership on Allegheny or Allegheny Bank’s board of directors or his salary or benefits are reduced, other than for proper cause, the executive will be entitled to:

•	a lump sum cash payment equal to: (i) 2.99 times the executive’s annual salary, plus (ii) 2.99 times either (x) if the date of a change in control occurs on or prior to September 30th, 100% of the bonus and incentive compensation paid to the executive for the prior calendar year, or (y) if the date of the change in control occurs after September 30th, the projected annualized bonus and incentive compensation to be paid to the executive for the current calendar year;
•	continued participation in all group insurance, life insurance, health and accident, disability and other employee benefit plans, programs and arrangements in which the executive was entitled to participate immediately prior to the date of a change in control, at no cost to the executive, for 24 months following the date of a change in control; and
•	in the event of a change in control, all stock options that are not yet vested will become fully vested and all options will be exercisable for the remaining term of the option.

The change in control agreement with Mr. Ross provides that (a) if a change in control occurs and the executive was not terminated for proper cause (as defined in the agreement) prior to the date of the change control or (b) if during the period of time between signing a merger agreement and the actual date of a change in control, the executive’s employment is terminated, or the executive is demoted or his salary or benefits are reduced, other than for proper cause, the executive will be entitled to:

•	a lump sum cash payment equal to: (i) 2.00 times the executive’s annual salary, plus (ii) 2.00 times either (x) if the date of a change in control occurs on or prior to September 30th, 100% of the bonus and incentive compensation paid to the executive for the prior calendar year, or (y) if the date of the change in control occurs after September 30th, the projected annualized

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bonus and incentive compensation to be paid to the executive for the current calendar year.

The change in control agreement with Ms. Deluca provides that (a) if a change in control occurs and the executive terminated other than for proper cause (as defined in the agreement) prior to the date of the change control or (b) if during the period of time between signing a merger agreement and twelve months after the actual date of a change in control, the executive’s employment is terminated, or the executive is demoted, or the responsibilities of the executive’s position were reduced substantially or the executive’s salary or incentive compensation structure or benefits were reduced to an amount less than one hundred (100%) of the annual average of the executive’s last three years’ total compensation, other than for proper cause, the executive will be entitled to:

•	a lump sum cash payment equal to: (i) 1.50 times the executive’s annual salary, plus (ii) 1.50 times either (x) if the date of a change in control occurs on or prior to September 30th, 100% of the bonus and incentive compensation paid to the executive for the prior calendar year, or (y) if the date of the change in control occurs after September 30th, the projected annualized bonus and incentive compensation to be paid to the executive for the current calendar year; and

•	continued participation in health and life insurance for 12 months following the date of a change in control.

In connection with the merger agreement, Allegheny and Allegheny Valley Bank entered into amendments to the employment and change in control agreements (which are described above) with Messrs. Hasley, Ross and Ms. DeLuca. Each amendment provides that the merger will not constitute a change in control (for purposes of the respective employment and change in control agreement) and the executive will not be entitled to any payment under their respective employment and change in control agreement. In addition, the amendments provide that if the executive is terminated without proper cause within two years (three years for Mr. Hasley) of the date of the merger, the executive will be paid a lump sum cash payment equal to: (i) 2.00 times (2.99 times for Mr. Hasley and 1.5 times for Ms. Deluca) the executive’s annual salary, plus (ii) 2.00 times (2.99 times for Mr. Hasley and 1.5 times for Ms. DeLuca) either (x) if the date of a change in control occurs on or prior to September 30th, 100% of the bonus and incentive compensation paid to the executive for the prior calendar year, or (y) if the date of the change in control occurs after September 30th, the projected annualized bonus and incentive compensation to be paid to the executive for the current calendar year. Additionally, Messrs. Hasley’s and Ross’ agreement provide for a gross-up payment if necessary to reimburse them for any additional tax imposed by Section 4999 of the Code.

2011 Stock Incentive Plan

On April 12, 2011, the shareholders of Allegheny adopted the 2011 Plan. Under the 2011 Plan, Allegheny Valley Bank employees and directors may be granted restricted stock, restricted stock awards, restricted stock units, stock options, and/or stock appreciation rights. The grants vest as provided in the individual grant agreements; however, all grants vest upon a change in control.

Retirement Benefits

Allegheny provides its employees with tax qualified benefits through a profit-sharing plan that is tax qualified under 401(a) of the Code. The profit-sharing plan provides for the same method of allocation of benefits among all employees.

Effective January 1, 2010, Allegheny implemented an ESOP. The named executive officers participate in the ESOP under the same terms and conditions as all other employees.

Corporate Governance

Allegheny’s board of directors oversees an enterprise-wide approach to risk management designed to support the achievement of organizational objectives, including strategic objectives, to improve long-term organizational performance, and enhance shareholder value. A fundamental part of risk management is understanding the risks a company faces and the steps that management is taking to manage those risks, and understanding the level of risk that is appropriate for Allegheny.

The involvement of the full board of directors in setting Allegheny’s strategies is a key part of its assessment and determination of what constitutes an appropriate level of risk for Allegheny. The full board of directors participates in an enterprise-risk management process that is designed to assess risks throughout the business, focusing on three primary areas of risk: financial risk; legal and compliance risk; and operational and strategic risk.

While Allegheny’s board of directors has the ultimate oversight responsibility for the risk management process, the formalized committees of the board analyze and monitor these risks. By way of example, Allegheny’s Audit Committee focuses on financial risk, including internal controls, and receives an annual risk assessment report from Allegheny’s internal audit function as performed by S.R. Snodgrass, P.C.

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Organizational culture plays a key part in effective risk management. It ensures that the right level of priority and attention is given to risk management and that organizational objectives and priorities are sensitive to these risks. A key challenge for all businesses is to deliver an appropriate level of investment in strategic risk management – both in time and resources – and to communicate clearly the importance of risk management as a core component of the organization’s business.

Risk Management is vital to the operations of Allegheny Valley Bank and it is understood that the identification, assessment, and control of all risks are very important to the successful achievement of the Bank’s vision and mission.

In addition, in setting compensation, Allegheny’s Compensation Committee strives to create incentives that encourage a balance between risk management and core profitability. These measurements are analyzed annually and communicated to the senior management team as part of board oversight.

Compensation Committee Interlocks and Insider Participation

None of the members of Allegheny’s board of directors who served on Allegheny’s Compensation Committee during the fiscal year ended December 31, 2015, were Officers or Employees of Allegheny or any of its subsidiaries or had any relationship with Allegheny requiring disclosure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Allegheny Valley Bancorp, Inc. Nine Months Ended September 30, 2016 and 2015

The following discussion and analysis summarizes Allegheny’s financial condition as of September 30, 2016 and the results of operations for the nine months ended September 30, 2016 and 2015 and highlights material changes.

This discussion and analysis should be read in conjunction with the consolidated unaudited financial statements and related footnotes for the nine months ended September 30, 2016 beginning on page F-48 of this document. Other than as described herein, management does not believe there are any trends, events or uncertainties that are reasonably expected to have a material impact on future results of operations, liquidity or capital resources.

This discussion and analysis of financial condition and results of operations contains forward-looking statements that involve risks and uncertainties, such as Allegheny’s plans, objectives, expectations and intentions. Therefore, this analysis should be read in conjunction with the “A Warning About Forward-Looking Information” on page 27.

Critical Accounting Policies

Allegheny’s unaudited consolidated financial statements for the nine month period ended September 30, 2016, and September 30, 2015, are prepared based on the application of certain accounting policies. Certain of these policies require numerous estimates and strategic or economic assumptions that may prove inaccurate or are subject to variations which may materially affect Allegheny’s reported results and financial position for the period or in future periods.

Allegheny has identified several policies as being critical because they require management to make particularly difficult, subjective and/or complex judgments about matters that are inherently uncertain and because of the possibility that materially different amounts would be reported under different conditions or using different assumptions. These policies relate to the allowance for loan losses, investment securities and other-than-temporary impairment, accounting for income taxes and goodwill.

Allowance for Loan Losses. The allowance for loan and lease losses represents the amount which management estimates is necessary to provide for probable losses in its loan and lease portfolio. Allegheny uses the allowance method in providing for loan and lease losses. Accordingly, all loan and lease losses are charged to the allowance, and all recoveries are credited to it. The allowance for loan and lease losses is established through a provision for loan losses which is charged to operations.

The provision is based on management’s periodic evaluation of the adequacy of the allowance for loan losses which encompasses the overall risk characteristics of the various portfolio segments, past experience with losses, the impact of economic conditions on borrowers, and other relevant factors. The estimates used in determining the adequacy of the allowance for loan losses, including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to significant change in the near term.

Investment Securities and Other-Than-Temporary Impairment. Investment securities are classified at the time of purchase based on management’s intention and the ability to hold the security. Held-to-maturity securities are debt securities acquired with the intent and ability to hold to maturity and are stated at amortized cost. Available-for-sale securities are other debt and equity securities that are not classified as held-to-maturity or trading securities and serve principally as a source of liquidity. Available-for-sale

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securities are stated at fair value, with unrealized holding gains and losses reported as a separate component of stockholders’ equity, net of tax, until realized.

Declines in the fair value of individual securities below their cost that are other-than-temporary will result in write-downs of the individual securities to their fair value. The other-than-temporary impairment is separated into credit-related and noncredit-related components. The credit-related impairment generally represents the amount by which the present value of the cash flows that are expected to be collected on an other-than-temporarily impaired security fall below its amortized cost while the noncredit-related component represents the remaining portion of the impairment not otherwise designated as credit-related. Allegheny recognizes credit-related, other-than-temporary impairments in earnings, while noncredit-related, other-than-temporary impairments on debt securities are recognized, net of deferred taxes, in accumulated other comprehensive income.

In estimating other-than-temporary losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) whether Allegheny plans to sell or will be forced to sell the security. Realized securities gains and losses are computed using the specific identification method. Amortization of premiums and accretion of discounts are recorded as interest income from investments over the life of the security utilizing the level yield method. Interest and dividends on investment securities are recognized as income when earned.

Accounting for Income Taxes. Allegheny accounts for income taxes in accordance with GAAP.

The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. Allegheny determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Allegheny accounts for uncertain tax positions if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management’s judgment.

Allegheny recognizes interest and penalties on income taxes as a component of income tax expense.

Goodwill. Goodwill represents the excess of the purchase price over the cost of net assets purchased. Goodwill is not amortized, but is evaluated for impairment.

At least annually, management reviews goodwill and evaluates events or changes in circumstances that may indicate impairment in the carrying amount of goodwill. At September 30, 2016 and December 31, 2015, no impairment existed; however, for any future period, if Allegheny determines that there has been impairment in the carrying value of goodwill, then Allegheny would record a charge to earnings, which could have a material adverse effect on net income. Any write-off of goodwill acquired in connection with RSV Bancorp, Inc. (“RSV”) will not be deductible for tax purposes. Any write-off of goodwill acquired in connection with Metropolitan Savings Bank (“MSB”) would be deductible for tax purposes.

Overview

Allegheny is a Pennsylvania corporation headquartered in Pittsburgh, Pennsylvania and is the holding company for Allegheny Valley Bank, which is a Pennsylvania state-chartered bank also headquartered in Pittsburgh, Pennsylvania. Allegheny Valley Bank provides a full range of commercial and consumer banking services to individuals, businesses and municipalities in Allegheny County, Pennsylvania and all bi-contiguous counties.

Allegheny had total consolidated assets of $444,652,624, net loans of $302,792,542, deposits of $320,895,047 and stockholders’ equity of $51,244,928 at September 30, 2016. Net income for the nine months ended September 30, 2016 was $2,309,212, or $2.25 per share, as compared to net income of $2,534,257 or $2.52 per share, for the nine months ended September 30, 2015. The annualized return on average assets was 0.72% for the nine months ended September 30, 2016 as compared with 0.82% for the comparable period in 2015. The annualized return on average equity was 6.09% for the first nine months of 2016 as compared

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with 6.99% for the same period in 2015. The decrease in the return on average assets and average equity ratios is primarily attributable to the decrease in net income earned during the nine month period ending September 30, 2016 as compared with the same period in 2015 as a result of recording merger related costs.

Financial Condition as of September 30, 2016 and December 31, 2015

Allegheny’s consolidated assets totaled $444,652,624 at September 30, 2016, an increase of $30,112,893, or 7.26%, compared to $414,539,731 at December 31, 2015. The increase in assets was primarily attributable to increases in the loan and investment portfolios.

Cash and Cash Equivalents. Cash and cash equivalents increased $471,532, or 5.16%, as a result of cash inflows exceeding the utilization of cash during the normal course of business which includes using such cash to fund loan originations during the year.

Investment Securities Available-for-Sale. Investment securities available-for-sale increased $6,762,627 or 6.88%, to $105,066,605 at September 30, 2016 compared to $98,303,978 at December 31, 2015. The increase was primarily the result of purchases exceeding calls, maturities, and principal repayments during the period. Additionally, there was an increase in the net unrealized gains in the investment portfolio.

Loans. The loan portfolio comprises the major component of Allegheny’s earning assets. Net loans receivable increased $19,960,837, or 7.06%, to $302,792,542 at September 30, 2016 compared to $282,831,705 at December 31, 2015. The increase in the loan portfolio was primarily due to loan originations exceeding the loan repayments during the period. Allegheny expects continued loan growth during the remainder of 2016 and into 2017 as it focuses on serving the credit needs of its market areas, while exercising prudent underwriting standards considering the economic uncertainties that are expected to continue.

The following table presents non-performing loans as of September 30, 2016 and December 31, 2015:

	September 30,	December 31,
	2016	2015
Total loans	$306,538,343	$286,410,979

Nonaccrual loans	$4,928,063	$2,637,116
Accruing loans past due 90 days or more	1,137,235	3,322,462
Total nonperforming loans	$6,065,298	$5,959,578

Nonperforming loans to period end loans	1.98%	2.08%
Allowance for loan losses to period end loans	1.22%	1.25%

The non-performing loans ratio improved from 2.08% at December 31, 2015 to 1.98% as of September 30, 2016. This improvement was primarily the result of the growth in loans receivable during the nine months ended September 30, 2016 slightly offset by an increase of $105,720 in total non-performing loans.

Allegheny had $79,582 in real estate acquired through foreclosure as of September 30, 2016 compared with $0 as of December 31, 2015. The foreclosed real estate as of September 30, 2016 consisted of two properties.

In accordance with regulatory rules on lending limits, the amount of Allegheny Valley Bank’s total outstanding loans and extensions of credit to one borrowing relationship generally may not exceed 15% of Allegheny Valley Bank’s capital and surplus, plus an additional 10% of Allegheny Valley Bank’s capital and surplus if the amount is fully secured by readily marketable collateral. However, loans to or guaranteed by the general obligations of a State or political subdivision (including a municipality, municipal authority, or public school district) are not subject to these lending limits, and are not considered higher-risk concentrations of credit, because the loans or extensions of credit constitute a general obligation of the respective State or political subdivision, and Allegheny Valley Bank has an opinion of counsel or the opinion of that State Attorney General, or other State legal official with authority to opine on the obligation in question, that the loan or extension of credit is a valid and enforceable general obligation of the borrower. There were no loan concentrations that exceeded 15% of Allegheny Valley Bank’s Tier 1 Capital as of September 30, 2016.

Allegheny’s lending policy is executed through the assignment of loan limit authorities to individual officers of Allegheny and the Board of Directors. Allegheny’s written lending policies require specific underwriting, loan documentation and credit analysis standards to be met prior to funding. The ultimate responsibility for the Allegheny Credit Policy rests with the Board of Directors. The Board of Directors, coupled with members of senior management, oversee the loan approval process to monitor that proper standards are maintained.

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Allegheny’s commercial and commercial real estate loans are generally secured by assets of the borrower such as land, buildings, equipment, inventory, and accounts receivable. Allegheny’s underwriting policy considers the following: appraisals that include appropriate assumptions and/or a feasibility analysis, project budgets, loan-to-value, loan documentation in accordance with approved terms and conditions, sufficient title insurance, required third party approvals such as zoning permits and labor and industry, general and subcontractor bonding if applicable, borrower equity, and personal or corporate guarantees. The primary risk of commercial and commercial real estate lending is the viability of the real estate project and/or operating borrower, which is assessed via market analysis, cash flow analysis, collateral analysis, and the consideration of general economic conditions. Allegheny’s balance of unsecured commercial loans represented $372,161 of the total outstanding loan balance at September 30, 2016.

Vacant/raw land loans are generally extended in anticipation of construction financing and, according to Allegheny’s Credit Policy, they will not exceed 65% of the lesser of the land’s cost or appraised value.

Commercial real estate loans are approved to construct, renovate, purchase, and refinance both owner occupied and non-owner occupied commercial properties. Allegheny’s underwriting standards require that a minimum debt service coverage ratio is met, sufficient cash equity is injected into the transaction, established loan-to-value ratios are met, and cash flow is sufficient.

Allegheny’s residential real estate loans (mortgage loans) are secured by owner-occupied or non-owner occupied one-to-four family residential properties, and are underwritten so they can be sold in the secondary market, whether Allegheny intends to maintain the loans in their portfolio or not. The residential real estate loan underwriting policy to purchase or refinance a residence is to determine the borrower’s ability and willingness to repay the loan. Credit analysis includes relating income to the proposed repayment of the requested loan and other debts; an assessment of past payment history, and the consideration of stable employment. Additionally, the applicant should have sufficient liquid assets to cover the required down payment, closing costs, prepaid requirements, and reserves. The primary risk of residential real estate loans is the ability of the borrower to repay the loan through consistent employment.

Allegheny’s home equity loans and lines of credit, including home improvement loans, are secured by owner-occupied one-to-four family residential properties. Allegheny’s underwriting policy considers loan-to-value ratios in addition to credit underwriting standards similar in nature to the residential real estate loan policy. Larger home improvement loans are supported by draw and inspection procedures. The primary risk of home equity loans and lines of credit is the ability of the borrower to repay the loan through consistent employment.

Allegheny’s consumer loan underwriting policy considers the borrower’s needs and the estimated useful life of the collateral. Unsecured consumer loans are rare and generally amortize in five years or less. Down payments vary depending on the type of collateral, local market conditions, and desired maturity. Additionally, consumer loan underwriting is based on the applicant’s creditworthiness as determined by assessing character, stability, repayment capacity, and collateral; and takes consumer credit laws and regulations into consideration. The primary risk of consumer loans is the ability of the borrower to repay the loan through consistent employment.

Although Allegheny maintains, in its opinion, sound credit policies, certain loans may deteriorate for a variety of reasons. Consumer loans that have become four payments past due, 120 days past due for matured facilities, are considered for liquidation of any collateral and any remaining balance is to be charged off. Commercial business, commercial mortgage, and construction loans are placed on non-accrual status when the loan has become 90 days past due and other conditions exist which cause management to doubt the collectability of the loan. Loans secured by one-to-four family residential properties may remain in accruing status until they are 365 days past due if they are well secured and in the process of collection. Loans are reviewed daily as to their status. Management is not aware of any potential loan problems that have not been disclosed in this report.

Office Properties and Equipment, Net. Office properties and equipment, net increased by $1,015,335 from $3,115,292 at December 31, 2015 to $4,130,627 at September 30, 2016. The increase was primarily the result of the purchase of the building located at 3474 William Penn Highway, Pittsburgh, PA which is the location of Allegheny Valley Bank’s Penn Center East Office. This location was previously under a long-term lease agreement that began in 2012. The overall increase was partially offset by depreciation expense recorded during the nine months ended September 30, 2016 of $323,786.

Deposits. Deposits are the major source of Allegheny’s funds for lending and investing purposes. Total Deposits increased $5,549,516 or 1.76%, to $320,895,047 at September 30, 2016 compared to $315,345,531 at December 31, 2015. The increase in deposit balances was primarily the result of new commercial deposit customers who opened accounts as well as other deposit inflows during the period. Within deposits, there continued to be a shift out of time deposits and into demand and money market accounts.

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The table below displays the increases and decreases in deposits by type at September 30, 2016 as compared to December 31, 2015 as well as the weighted average rates paid by type at September 30, 2016 and December 31, 2015.

	September 30,			December 31,
	2016			2015			Increase (Decrease)
	Amount	%	Average Rate	Amount	%	Average Rate	Amount	%
Noninterest-bearing demand	$104,532,759	32.58%	0.00%	$103,187,592	32.72%	0.00%	$1,345,167	1.30%
Interest-bearing demand	25,807,241	8.04%	0.12%	24,783,869	7.86%	0.10%	1,023,372	4.13%
Savings	51,278,356	15.98%	0.05%	49,366,896	15.65%	0.04%	1,911,460	3.87%
Money market	76,116,795	23.72%	0.20%	71,516,690	22.68%	0.19%	4,600,105	6.43%
Time	63,159,896	19.68%	1.45%	66,490,484	21.09%	1.54%	(3,330,588)	-5.01%
Total deposits	$320,895,047	100.00%		$315,345,531	100.00%		$5,549,516	1.76%

Borrowings. At September 30, 2016, Allegheny Valley Bank had an outstanding balance under a short-term line of credit agreement with the FHLB of $69,760,100, an increase of 43.37% compared to a balance of $48,658,500 at December 31, 2015. Allegheny Valley Bank continued to utilize short-term borrowings through the FHLB to help fund loan demand and securities purchases during the period.

Stockholders’ equity. At September 30, 2016, stockholders’ equity totaled $51,244,928, an increase of $2,026,441, or 4.12%, from stockholders’ equity of $49,218,487 at December 31, 2015. The increase primarily resulted from net income of $2,309,212 during the period which was offset to a large extent by the payment of dividends in the amount of $1,431,525. Additionally, accumulated other comprehensive income increased $975,346 from $1,543,521 at December 31, 2015 to $2,518,867 at September 30, 2016 which was the result of an overall increase in the market value of the investment securities portfolio during the period.

Allegheny meets the eligibility criteria of a small bank holding company in accordance with the Federal Reserve Board’s Small Bank Holding Company Policy Statement. Accordingly, Allegheny is exempt from certain regulatory capital requirements administered by the federal banking agencies.

Results of Operations

The results of operations of Allegheny depend substantially on its net interest income, which is determined by the interest rate spread between Allegheny’s interest-earning assets and interest-bearing liabilities and the relative amounts of such assets and liabilities.

Average Balances and Yields. The following table provides a comparative average balance sheet and net interest income analysis for the nine months ended September 30, 2016, as compared to the same period in 2015. Information is based on average daily balances during the periods presented which management believes is representative of the operations of Allegheny. Interest income and average rates are presented on a fully taxable-equivalent (FTE) basis, using a 34% Federal tax rate.

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	As of or for the Nine Months Ended September 30,
	2016			2015
	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate

Interest-Earning Assets:
Interest-earning deposits	$7,862,837	$15,211	0.26%	$7,873,579	$6,948	0.12%
Securities	105,044,583	2,411,826	3.02%	101,790,898	2,372,218	3.06%
Loans receivable	292,801,460	9,457,752	4.25%	277,018,248	9,157,389	4.35%
FHLB and ACBB stock	4,416,799	146,354	4.41%	3,357,346	181,380	7.20%
Total interest-earning assets	410,125,679	12,031,143	3.91%	390,040,071	11,717,935	4.00%

Noninterest-earning assets	20,080,674			20,350,408

Total assets	$430,206,353			$410,390,479

Interest-Bearing Liabilities:
Interest-bearing deposits	$215,009,673	840,950	0.52%	$220,815,822	937,240	0.57%
Borrowed funds	57,493,586	247,027	0.57%	34,540,352	261,331	1.01%
Total interest-bearing liabilities	272,503,259	1,087,977	0.53%	255,356,174	1,198,571	0.63%

Noninterest-bearing demand deposits	103,906,522			103,297,918
Other noninterest-bearing liabilities	3,242,635			3,399,879
Stockholders’ equity	50,553,937			48,336,508
Total liabilities and stockholders’ equity	$430,206,353			$410,390,479

Net interest income and interest rate spread		$10,943,166	3.38%		$10,519,364	3.37%

Net interest margin			3.55%			3.59%

Net interest margin is calculated as net interest income divided by average earning assets. For yield computation purposes, non-accruing loans are included in average loan balances and any income recognized on these loans is included in interest income.

Rate/Volume Analysis. Net interest income can also be analyzed in terms of the impact of changing interest rates and changing volumes, which is reflected in the following table for the periods indicated. The changes are presented on a FTE basis and utilize a 34% Federal tax rate.

	Nine Months Ended September 30, 2016
	Compared to
	Nine Months Ended September 30, 2015
	Increase (Decrease) Due to
	Volume	Rate	Total
Interest income:
Interest-earning deposits	$(9)	$8,272	$8,263
Securities	75,060	(35,452)	39,608
Loans receivable	513,230	(212,867)	300,363
FHLB and ACBB stock	47,292	(82,318)	(35,026)
Total interest-earning assets	635,573	(322,365)	313,208

Interest expense:
Deposits	(24,158)	(72,132)	(96,290)
Borrowed funds	128,190	(142,494)	(14,304)
Total interest-bearing liabilities	104,032	(214,626)	(110,594)

Change in net interest income	$531,541	$(107,739)	$423,802

The change in interest income and interest expense due to both volume and rate changes has been allocated to volume and rate in proportion to the relationship of the absolute dollar amounts of the change in each.

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Summary of Financial Results. For the nine months ended September 30, 2016, Allegheny recorded after-tax net income of $2,309,212, or $2.25 per share, which was a decrease of $225,045 as compared to the $2,534,257 after-tax net income, or $2.52 per share recorded for the same period in 2015. Net interest income increased by $412,228 primarily as a result of an increase in interest income along with a reduction in interest expense. The increase in interest income was largely driven by the increase in the loan portfolio. The increase in interest income resulting from the increase in the balance of the portfolio was somewhat offset by the continued decline in interest rates. Interest expense decreased primarily due to the continued repricing of deposits. The decline resulting from the decrease in deposits was partially offset by an increase in the balances. Non-interest income increased $225,610 due largely to an increase in net gains on sales of securities and increased mortgage fee income during the period. Non-interest expenses increased $754,265 due to increases in merger expenses, salaries and benefits, and other expenses during the period. The provision for loan losses increased $37,500.

Net Interest Income. For the nine months ended September 30, 2016, total interest income increased $301,634, or 2.66%, to $11,628,320 from $11,326,686 for the nine months ended September 30, 2015. The increase was primarily due to increases in both the loan and securities portfolios. However, the increase resulting from higher balances was partially offset by an overall decrease in the yield on earning assets to 3.91% for the nine months ended September 30, 2016 from 4.00% for the same period in the prior year.

Total interest expense decreased $110,594, or 9.23%, to $1,087,977 for the nine months ended September 30, 2016 from $1,198,571 for the nine months September 30, 2015. This was mainly attributable to a 10 basis point decline in the total cost of funds, which decreased to 0.53% for the nine months ended September 30, 2016 compared to the same period in the prior year.

Net interest income increased by $412,228 to $10,540,343 for the nine months ended September 30, 2016 from $10,128,115 for the nine months ended September 30, 2015. The net interest spread was 3.38% for the nine months ended September 30, 2016 which represented a very small increase from 3.37% for the same period in the prior year. However, the net interest margin decreased to 3.55% for the nine months ended September 30, 2016 from 3.59% during the nine months ended September 30, 2015. The compression in the net interest margin was primarily the result of interest earning assets growing at a faster pace than the growth in net interest income from September 30, 2015 to September 30, 2016.

Provision for Loan Losses. Allegheny recorded a provision for loan losses of $300,000 for the nine months ended September 30, 2016 and $262,500 for the nine months ended September 30, 2015. The allowance for loan losses was $3,745,801 or 1.22% of total loans outstanding at September 30, 2016 as compared to $3,659,628, or 1.31% of total loans at September 30, 2015.

Noninterest Income. Noninterest income increased 12.46% to $2,036,675 for the nine months ended September 30, 2016 compared to $1,811,065 for the nine months ended September 30, 2015. Increases in the net gains on sales of investment securities available-for-sale, mortgage fee income, and lease fee income were partially offset by decreases in service charges on deposit accounts and wealth management fees.

Noninterest Expense. Noninterest expense increased 8.95% to $9,182,800 for the nine months ended September 30, 2016 compared to $8,428,535 for the nine months ended September 30, 2015. Increases in merger expense, other expense, and salaries and employee benefits were partially offset by decreases in occupancy expense and data processing and equipment expense. Merger expenses were related to the pending merger with Standard. The increase in other expenses was primarily the result of additional advertising done during the period. Salaries and employee benefits increased as a result of filling several positions within Allegheny Valley Bank that were vacant in the previous year as well as raises given during the normal course of business.

Income Tax Expense. Income tax expense was $785,006 for the period ending September 30, 2016 and $713,888 for the period ending September 30, 2015. The effective tax rate increased from 21.98% for the nine months ended September 30, 2015 to 25.37% for the nine months ended September 30, 2016. Although income before income taxes was lower for the nine months ended September 30, 2016 compared to the same period in the prior year, Allegheny was required to add back a number of merger related expenses to income for the purpose of calculating the tax provision. Those merger related expenses impacted the income tax expense for the period as well as the resulting effective tax rate.

Liquidity

Liquidity refers to Allegheny’s ability to generate adequate amounts of cash to meet financial obligations to its customers in order to fund loans, to respond to deposit outflows and to cover operating expenses. Maintaining a level of liquid funds through asset/liability management seeks to ensure that these needs are met at a reasonable cost. Liquidity is essential to compensate for fluctuations in the balance sheet and provide funds for growth and normal operating expenditures. Sources of liquidity are provided on a continuous basis through scheduled and unscheduled principal reductions and interest payments on outstanding loans and investment securities. Liquidity needs may also be met by converting assets into cash or obtaining sources of additional funding, whether through deposit growth, securities sold under agreements to repurchase or borrowings under lines of credit with correspondent banks.

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Liquidity from the asset category is provided through cash and interest-earning deposits with other institutions, which totaled $9,616,730 at September 30, 2016, which was $471,532 higher than the $9,145,198 at December 31, 2015. While liquidity sources generated from assets include scheduled and prepayments of principal and interest from securities and loans in Allegheny’s portfolios, longer-term liquidity needs may be met by selling securities available-for-sale, selling loans or raising additional capital.

On the liability side, the primary source of funds available to meet liquidity needs is deposits. Allegheny’s core deposits, which excludes certificates of deposit of $250,000 or more and brokered deposits, were $306,868,372 at September 30, 2016 as compared to $305,719,429 at December 31, 2015. Core deposits have historically provided a source of relatively stable and low cost liquidity. Short-term and long-term borrowings utilizing the credit facilities established with the FHLB, Federal Reserve, and Atlantic Community Bankers Bank are considered to be reliable sources for funding.

There are a number of factors that may impact Allegheny Valley Bank’s liquidity position. Changes in interest rates, local economic conditions and the competitive marketplace can influence prepayments on investment securities, loan fundings and payments, and deposit flows. Management is of the opinion that its liquidity position at September 30, 2016 is adequate to respond to fluctuations in the balance sheet since it manages liquidity on a daily basis and expects to have sufficient funds to meet all of its funding requirements.

Except as discussed above, there are no known demands, trends, commitments, events or uncertainties that may result in, or that are reasonably likely to result in, Allegheny’s inability to meet anticipated or unexpected needs.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Allegheny Valley Bancorp, Inc. Years Ended December 31, 2015 and 2014

The following discussion and analysis summarizes Allegheny’s audited financial condition as of December 31, 2015 and the results of operations for the years ended December 31, 2015 and 2014 and highlights material changes.

This discussion and analysis should be read in conjunction with the consolidated audited financial statements and related footnotes for the years ended December 31, 2015 and 2014 beginning on page F-72 of this document. Other than as described herein, management does not believe there are any trends, events or uncertainties that are reasonably expected to have a material impact on future results of operations, liquidity or capital resources.

This discussion and analysis of financial condition and results of operations contains forward-looking statements that involve risks and uncertainties, such as Allegheny Valley Bank’s plans, objectives, expectations and intentions. Therefore, this analysis should be read in conjunction with the “A Warning About Forward-Looking Information” on page 27.

Overview

Allegheny is a Pennsylvania corporation headquartered in Pittsburgh, Pennsylvania and is the holding company for Allegheny Valley Bank of Pittsburgh, which is a Pennsylvania state-chartered bank also headquartered in Pittsburgh, Pennsylvania. Allegheny Valley Bank provides a full range of commercial and consumer banking services to individuals, businesses and municipalities in Allegheny County, Pennsylvania and all bi-contiguous counties.

Allegheny had total consolidated assets of $414,539,731, net loans of $282,831,705, deposits of $315,345,531 and stockholders’ equity of $49,218,487 at December 31, 2015. Net income for the year ended December 31, 2015 was $3,336,113, or $3.34 per share, as compared to net income of $3,112,784 or $3.14 per share, for the year ended December 31, 2014. The return on average assets was 0.81% for the year ended December 31, 2015 as compared with 0.77% for the year ended December 31, 2014. The return on average equity was 6.87% for the year ended December 31, 2015 compared to 6.74% for 2014. The increase in both the return on average assets and average equity ratios is primarily attributable to the increase in net income earned during the year ending December 31, 2015 as compared with the year ending December 31, 2014.

Financial Condition as of December 31, 2015 and December 31, 2014

Allegheny’s consolidated assets totaled $414,539,731 at December 31, 2015, a decrease of $587,115, or 0.14% compared to $415,126,846 at December 31, 2014. The decrease in assets was primarily attributable to decreases in investment securities available-for-sale, cash and cash equivalents, and accrued interest and other assets largely offset by an increase in the loan portfolio.

Cash and Cash Equivalents. Cash and cash equivalents decreased $2,266,732, or 19.86%, to $9,145,198 at December 31, 2015 compared to $11,411,930 at December 31, 2014. The decrease was primarily the result of the utilization of cash during the normal course of business which includes using such cash to fund loan originations during the year.

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Investments Securities Available-for-Sale. Available for sale securities decreased by $5,071,698, or 4.91%, to $98,303,978 at December 31, 2015 from $103,375,676 at December 31, 2014. The decrease was primarily due to principal repayments received during the year. The securities available for sale portfolio is comprised of Government Agencies, Mortgaged-Backed Securities, Municipal Bonds, Corporate Bonds, and Equity Securities. The securities held at December 31, 2015 had an average tax-effected yield of 3.07%.

Loans. Allegheny’s net loans outstanding were $282,831,705 at December 31, 2015 compared to $275,261,629 at December 31, 2014, an increase of $7,570,076, or 2.75%. This increase was primarily due to loan originations exceeding the loan repayments during the year. Allegheny expects continued loan growth in 2016 as it focuses on serving the credit needs of its market areas, while exercising prudent underwriting standards considering the economic uncertainties that are expected to continue.

The following table presents non-performing loans as of December 31, 2015 and December 31, 2014:

	December 31,	December 31,
	2015	2014

Total loans	$286,410,979	$278,808,816

Nonaccrual loans	$2,637,116	$2,225,016
Accruing loans past due 90 days or more	3,322,462	459,666
Total nonperforming loans	$5,959,578	$2,684,682

Nonperforming loans to period end loans	2.08%	0.96%
Allowance for loan losses to period end loans	1.25%	1.27%

The non-performing loans ratio increased to 2.08% at December 31, 2015 from 0.96% as of December 31, 2014. This increase in the ratio was primarily the result of an increase of $3,274,896 in non-performing loans during the year ended December 31, 2015 partially offset by growth in the loan portfolio of $7,602,163. The increase in non-performing loans during the period was primarily the result of one mortgage loan and one commercial mortgage loan that became 90 days or more delinquent during the period.

Allegheny had no real estate acquired through foreclosure as of December 31, 2015 or December 31, 2014.

In accordance with regulatory rules on lending limits, the amount of Allegheny Valley Bank’s total outstanding loans and extensions of credit to one borrowing relationship generally may not exceed 15% of Allegheny Valley Bank’s capital and surplus, plus an additional 10% of Allegheny Valley Bank’s capital and surplus if the amount is fully secured by readily marketable collateral. However, loans to or guaranteed by the general obligations of a State or political subdivision (including a municipality, municipal authority, or public school district) are not subject to these lending limits, and are not considered higher-risk concentrations of credit, because the loans or extensions of credit constitute a general obligation of the respective State or political subdivision, and Allegheny Valley Bank has an opinion of counsel or the opinion of that State Attorney General, or other State legal official with authority to opine on the obligation in question, that the loan or extension of credit is a valid and enforceable general obligation of the borrower. There were no loan concentrations that exceeded 15% of Allegheny Valley Bank’s Tier 1 Capital as of December 31, 2015.

Allegheny’s lending policy is executed through the assignment of loan limit authorities to individual officers of Allegheny and the Board of Directors. Allegheny’s written lending policies require specific underwriting, loan documentation and credit analysis standards to be met prior to funding. The ultimate responsibility for the Allegheny Credit Policy rests with the Board of Directors. The Board of Directors, coupled with members of senior management, oversee the loan approval process to monitor that proper standards are maintained.

Allegheny’s commercial and commercial real estate loans are generally secured by assets of the borrower such as land, buildings, equipment, inventory, and accounts receivable. Allegheny’s underwriting policy considers the following: appraisals that include appropriate assumptions and/or a feasibility analysis, project budgets, loan-to-value, loan documentation in accordance with approved terms and conditions, sufficient title insurance, required third party approvals such as zoning permits and labor and industry, general and subcontractor bonding if applicable, borrower equity, and personal or corporate guarantees. The primary risk of commercial and commercial real estate lending is the viability of the real estate project and/or operating borrower, which is assessed via market analysis, cash flow analysis, collateral analysis, and the consideration of general economic conditions. Allegheny’s balance of unsecured commercial loans represented $413,932, of the total outstanding loan balance at December 31, 2015.

Vacant/raw land loans are generally extended in anticipation of construction financing and, according to Allegheny’s Credit Policy, they will not exceed 65% of the lesser of the land’s cost or appraised value.

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Commercial real estate loans are approved to construct, renovate, purchase, and refinance both owner occupied and non-owner occupied commercial properties. Allegheny’s underwriting standards require that a minimum debt service coverage ratio is met, sufficient cash equity is injected into the transaction, established loan-to-value ratios are met, and cash flow is sufficient.

Allegheny’s residential real estate loans (mortgage loans) are secured by owner-occupied or non-owner occupied one-to-four family residential properties, and are underwritten so they can be sold in the secondary market, whether Allegheny intends to maintain the loans in their portfolio or not. The residential real estate loan underwriting policy to purchase or refinance a residence is to determine the borrower’s ability and willingness to repay the loan. Credit analysis includes relating income to the proposed repayment of the requested loan and other debts; an assessment of past payment history, and the consideration of stable employment. Additionally, the applicant should have sufficient liquid assets to cover the required down payment, closing costs, prepaid requirements, and reserves. The primary risk of residential real estate loans is the ability of the borrower to repay the loan through consistent employment.

Allegheny’s home equity loans and lines of credit, including home improvement loans, are secured by owner-occupied one-to-four family residential properties. Allegheny’s underwriting policy considers loan-to-value ratios in addition to credit underwriting standards similar in nature to the residential real estate loan policy. Larger home improvement loans are supported by draw and inspection procedures. The primary risk of home equity loans and lines of credit is the ability of the borrower to repay the loan through consistent employment.

Allegheny’s consumer loan underwriting policy considers the borrower’s needs and the estimated useful life of the collateral. Unsecured consumer loans are rare and generally amortize in five years or less. Down payments vary depending on the type of collateral, local market conditions, and desired maturity. Additionally, consumer loan underwriting is based on the applicant’s creditworthiness as determined by assessing character, stability, repayment capacity, and collateral; and takes consumer credit laws and regulations into consideration. The primary risk of consumer loans is the ability of the borrower to repay the loan through consistent employment.

Although Allegheny maintains, in its opinion, sound credit policies, certain loans may deteriorate for a variety of reasons. Consumer loans that have become four payments past due, 120 days past due for matured facilities, are considered for liquidation of any collateral and any remaining balance is to be charged off. Commercial business, commercial mortgage, and construction loans are placed on non-accrual status when the loan has become 90 days past due and other conditions exist which cause management to doubt the collectability of the loan. Loans secured by one- to four-family residential properties may remain in accruing status until they are 365 days past due if they are well secured and in the process of collection. Loans are reviewed daily as to their status. Management is not aware of any potential loan problems that have not been disclosed in this report.

Office Properties and Equipment, Net. During 2015, office properties and equipment, net decreased $218,431, or 6.55%, from $3,333,723 at December 31, 2014 to $3,115,292 at December 31, 2015. The decrease was primarily due to depreciation on existing assets recorded during the period of $478,278.

Deposits. Total deposits at December 31, 2015 were $315,345,531, a decrease of $7,100,658 from total deposits of $322,446,189 at December 31, 2014. The decrease was primarily the result of maturing time deposits during the year. Some of those time deposits were rolled over into a different deposit type at maturity, however, many of those deposits left Allegheny Valley Bank which was the result of a strategic decision made by Allegheny to allow those run-offs to occur.

The table below displays the increases and decreases in deposits by type at December 31, 2015 as compared to December 31, 2014 as well as the weighted average rates paid by type at December 31, 2015 and December 31, 2014.

	December 31,
	2015			2014			Increase (Decrease)
	Amount	%	Average Rate	Amount	%	Average Rate	Amount	%
Noninterest-bearing demand	$103,187,592	32.72%	0.00%	$101,033,819	31.33%	0.00%	$2,153,773	2.13%
Interest-bearing demand	24,783,869	7.86%	0.10%	22,776,957	7.06%	0.13%	2,006,912	8.81%
Savings	49,366,896	15.65%	0.04%	48,187,460	14.94%	0.04%	1,179,436	2.45%
Money market	71,516,690	22.68%	0.19%	75,352,546	23.37%	0.17%	(3,835,856)	(5.09)%
Time	66,490,484	21.09%	1.54%	75,095,407	23.30%	1.66%	(8,604,923)	(11.46)%
Total deposits	$315,345,531	100.00%		$322,446,189	100.00%		$(7,100,658)	(2.20)%

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Borrowings. Borrowings, consisting of long-term debt and short-term borrowings, increased from December 31, 2014 to December 31, 2015. Short-term borrowings increased $12,530,400, or 34.68%, to $48,658,500 compared to $36,128,100 at December 31, 2014. All short-term borrowings were drawn from a line of credit established with the FHLB. Long-term debt decreased from $5,989,501 at December 31, 2014 to $0 at December 31, 2015 as a result of the repayment of an FHLB advance that matured during the year. There were no new long-term advances executed during the year.

Stockholders’ equity. Stockholders’ equity increased $1,557,185, or 3.27%, from $47,661,302 at December 31, 2014 to $49,218,487 at December 31, 2015. The increase is primarily attributed to net income of $3,336,113 during the year which was offset to a large extent by the payment of dividends during the year of $1,879,848.

Allegheny meets the eligibility criteria of a small bank holding company in accordance with the Federal Reserve Board’s Small Bank Holding Company Policy Statement. Accordingly, Allegheny is exempt from certain regulatory capital requirements administered by the federal banking agencies.

Results of Operations

The results of operations of Allegheny depend substantially on its net interest income, which is determined by the interest rate spread between Allegheny’s interest-earning assets and interest-bearing liabilities and the relative amounts of such assets and liabilities.

Average Balances and Yields. The following table provides a comparative average balance sheet and net interest income analysis for the year ended December 31, 2015, as compared to the same period in 2014. Information is based on average daily balances during the periods presented which management believes is representative of the operations of Allegheny. Interest income and average rates are presented on a fully taxable-equivalent (FTE) basis, using a 34% Federal tax rate.

	For the Twelve Months Ended December 31,
	2015			2014
	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate

Interest-Earning Assets:
Interest-earning deposits	$7,859,734	$9,728	0.12%	$8,411,671	$12,514	0.15%
Securities	101,180,240	3,149,064	3.07%	97,329,613	3,116,280	3.16%
Loans receivable	277,489,300	12,339,183	4.39%	276,856,767	12,543,063	4.48%
FHLB and ACBB stock	3,423,278	222,707	6.51%	2,766,296	85,999	3.11%
Total interest-earning assets	389,952,552	15,720,682	4.03%	385,364,347	15,757,856	4.09%

Noninterest-earning assets	20,244,572			20,969,584
Total assets	$410,197,124			$406,333,931

Interest-Bearing Liabilities:
Interest-bearing deposits	$219,878,998	1,211,949	0.55%	$240,161,261	1,588,333	0.66%
Borrowed funds	35,661,054	316,996	0.89%	19,524,102	313,394	1.61%
Total interest-bearing liabilities	255,540,052	1,528,945	0.60%	259,685,363	1,901,727	0.73%

Noninterest-bearing demand deposits	102,672,995			97,532,991
Other noninterest-bearing liabilities	3,435,311			2,946,958
Stockholders’ equity	48,548,766			46,168,619
Total liabilities and stockholders’ equity	$410,197,124			$406,333,931

Net interest income and interest rate spread		$14,191,737	3.43%		$13,856,129	3.36%

Net interest margin			3.64%			3.60%

Net interest margin is calculated as net interest income divided by average earning assets. For yield computation purposes, non-accruing loans are included in average loan balances and any income recognized on these loans is included in interest income.

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Rate/Volume Analysis. Net interest income can also be analyzed in terms of the impact of changing interest rates and changing volumes, which is reflected in the following table for the periods indicated. The changes are presented on a FTE basis and utilize a 34% Federal tax rate.

	Year Ended December 31, 2015
	Compared to
	Year Ended December 31, 2014
	Increase (Decrease) Due to
	Volume	Rate	Total
Interest income:
Interest-earning deposits	$(782)	$(2,004)	$(2,786)
Securities	121,270	(88,486)	32,784
Loans receivable	28,599	(232,479)	(203,880)
FHLB and ACBB stock	24,409	112,299	136,708
Total interest-earning assets	173,496	(210,670)	(37,174)

Interest expense:
Deposits	(126,622)	(249,762)	(376,384)
Borrowed funds	183,966	(180,364)	3,602
Total interest-bearing liabilities	57,344	(430,126)	(372,782)

Change in net interest income	$116,152	$219,456	$335,608

The change in interest income and interest expense due to both volume and rate changes has been allocated to volume and rate in proportion to the relationship of the absolute dollar amounts of the change in each.

Summary of Financial Results. For the year ended December 31, 2015, Allegheny recorded after-tax net income of $3,336,113, or $3.34 per share, which was an increase of approximately $223,329 as compared to the $3,112,784 after-tax net income, or $3.14 per share recorded for the same period in 2014. Net interest income increased by $287,674 as a result of a decrease in interest expense partially offset by a reduction in interest income. Both fluctuations were primarily the result of declining interest rates as loans, investments, and deposits continue to reprice downward. Non-interest income decreased $634,901 due largely to a decline in both mortgage and lease fee income. Non-interest expenses decreased $525,737 due to decreases in salaries and benefits and other expenses partially offset by an increase in legal and professional fees. The provision for loan losses decreased $41,667.

Net Interest Income. Net interest income is generated from Allegheny’s lending and investment activities, and is the most significant component of earnings. Net interest income is the difference between interest and rate-related fee income on earning assets (primarily loans and investment securities) and the interest paid on the deposits supporting them. Allegheny principally utilizes deposits to fund loans and investments. Additionally, the organization may utilize short-term and long-term borrowings, including borrowings from the FHLB or Atlantic Community Bankers Bank credit lines, as funding sources. Prevailing economic conditions, deposit availability and pricing, interest rates, and other factors are all taken into consideration when making borrowing decisions.

For the year ended December 31, 2015, total interest income decreased $85,108, or 0.56%, to $15,183,188 from $15,268,296 for the year ended December 31, 2014. The decrease was primarily due to a decrease in the yield on earning assets from 4.09% for the year ended December 31, 2014 to 4.03% for the year ended December 31, 2015. The decrease in interest income resulting from a lower yield on earning assets was partially offset by an increase in the balances of those assets during the year.

Total interest expense decreased $372,782, or 19.60%, to $1,528,945 for the year ended December 31, 2015 from $1,901,727 for the year ended December 31, 2014. This was mainly attributable to a 13 basis point decline in the total cost of funds, which decreased to 0.60% for the year ended December 31, 2015 compared to 0.73% for the year ended December 31, 2014.

Net interest income increased by $287,674 to $13,654,243 for the year ended December 31, 2015 from $13,366,569 for the year ended December 31, 2014. The net interest spread was 3.43% for the year ended December 31, 2015 compared to 3.36% for the year ended December 31, 2014. The net interest margin increased to 3.64% for the year ended December 31, 2015 from 3.60% during the year ended December 31, 2014. The increase in the net interest margin was primarily the result of the increase in net-interest income partially offset by growth in interest-earning assets from December 31, 2014 to December 31, 2015.

Provision for Loan Losses. The provision for loan losses for the year ended December 31, 2015 equaled $350,000, a decrease of $41,667 from 2014. The allowance for loan losses was $3,579,274 or 1.25% of total loans outstanding at December 31, 2015 as compared to $3,547,187, or 1.27% of total loans at December 31, 2014.

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Noninterest Income. Noninterest income was $2,422,882 for the year ended December 31, 2015 a decrease of $634,901, or 20.76%, from $3,057,783 for the year ended December 31, 2014. The decrease was primarily the result of a decrease in mortgage fee income during the year because Allegheny did not sell as many mortgage loans in the secondary market in 2015 compared to 2014. There were also decreases in services charges on deposit accounts as well as lease fee income during the year.

Noninterest Expense. Noninterest expense was $11,425,976 and $11,951,713 for the years ended December 31, 2015 and 2014, respectively. The $525,737 decrease was primarily attributable to a decrease in salaries and benefits during the year as a result of several open positions as well as decreases in other expenses. Those decreases were offset slightly by an increase during the year in legal and professional fees.

Income Tax Expense. Income tax expense was $965,036 and $968,188 for the years ended December 31, 2015 and 2014, respectively. The statutory tax rate for the year ended December 31, 2015 was 34%. Income tax expense decreased primarily due to an increase in the dividend received deduction for the year ended 2015.

Liquidity

Allegheny manages its liquidity position on a daily basis as part of the daily settlement function and continually as part of the formal asset liability management process. Allegheny Valley Bank’s liquidity is maintained by managing several variables including, but not limited to:

•	Pricing and dollar amount of core deposit products;
•	Growth of the loan portfolio (including the sale of loans on a participation basis);
•	Purchase and sale of investment securities; and
•	Use of borrowing capacity at the FHLB and other sources.

Management also maintains a detailed liquidity contingency plan designed to respond to an overall decline in the condition of the banking industry or a problem specific to Allegheny. On a quarterly basis, the Asset Liability Committee (ALCO) reviews a comprehensive liquidity analysis along with any changes to the liquidity contingency plan.

Allegheny’s Consolidated Statements of Cash Flows provide additional information on its sources and uses of funds. Allegheny generated $4,586,354 in cash from operating activities in 2015 versus $4,126,198 generated in 2014. Investing activities resulted in a net cash outflow of $4,636,858 in 2015 versus an outflow of $15,226,076 in 2014. There was a net increase in loans of $7.4 million and purchases of securities of $12.5 million. This outflow was partially offset by proceeds from maturities, calls, and principal repayments of securities of $14.7 million.

At December 31, 2015, liquid assets (defined as cash and cash equivalents, investment securities available-for-sale, and loans receivable, net) totaled $390,280,881 or approximately 94% of total assets. This compares to $390,049,235 or approximately 94% of total assets at December 31, 2014.

Allegheny maintains secondary sources of liquidity which can be drawn upon if needed. These sources of liquidity include borrowing capacity at the FHLB, the Federal Reserve, and Atlantic Community Bankers Bank totaling approximately $154 million, $41 million, and $3 million, respectively at December 31, 2015.

Allegheny had outstanding wholesale funding as of December 31, 2015 of $48,917,914. Wholesale funding is defined as brokered deposits (primarily brokered certificates of deposit and certain brokered money market and demand deposit funds) and borrowed funds from the FHLB.

Allegheny’s audited consolidated financial statements do not reflect various off-balance sheet commitments that are made in the normal course of business, which may involve some liquidity risk. Off-balance sheet commitments are disclosed in footnotes to financial statements.

Allegheny’s management is of the opinion that its liquidity position at December 31, 2015 is adequate to respond to fluctuations in the balance sheet. In addition, management knows of no trends, demands, commitments, events or uncertainties that may result in, or that are reasonably likely to result in Allegheny’s inability to meet anticipated or unexpected liquidity needs.

Interest Rate Sensitivity

Allegheny actively manages its interest rate sensitivity position. Interest rate sensitivity is the matching or mismatching of the re-pricing structure of the interest-bearing assets and liabilities. Allegheny’s primary objectives of interest rate risk management are to neutralize adverse impacts to net interest income arising from interest rate movements, maintain the economic value of equity and to attain sustainable growth in net interest income. The ALCO is primarily responsible for developing asset liability management

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strategies in accordance with the Board approved Asset Liability Management Policy. Those strategies are then implemented by senior management. The ALCO generally meets on a quarterly basis and is comprised of members of Allegheny’s senior management team and Board of Directors.

Allegheny manages interest rate sensitivity by changing the volume, mix, pricing and repricing characteristics of its assets and liabilities. Allegheny has not entered into derivative contracts such as interest rate swaps, caps, and floors.

At December 31, 2015, Allegheny reported an investment portfolio of $98,303,978 and a net loan portfolio of $282,831,705.

The investment portfolio was comprised of $51,979,809 of mortgage-backed securities, $29,430,501 of municipal obligations, $8,919,278 of government agency securities, and $4,455,863 of corporate bonds all with various maturity dates. Additionally, Allegheny had $3,518,527 in equity securities. The investment portfolio is principally used to: (a) enhance the profitability of Allegheny Valley Bank, (b) provide a source of funding for liquidity needs, and (c) provide marketable collateral for pledging requirements.

As of December 31, 2015, Allegheny reported deposit liabilities of $315,345,531. As of December 31, 2015, Allegheny had a maximum borrowing capacity at the FHLB of approximately $154 million. Additionally, Allegheny maintains a secured revolving line of credit in the amount of $3 million with Atlantic Community Bankers Bank.

Allegheny had outstanding wholesale funding as of December 31, 2015 totaling $48,917,914 which was all through the FHLB except for $259,414 which was brokered deposits obtained through the Promontory Interfinancial Network’s CDAR program.

Certificates of deposit comprised $66,490,484 of deposit liabilities at December 31, 2015.

Allegheny uses several tools to assess and measure its interest rate risk including interest rate simulation analysis that is prepared on a quarterly basis.

Gap Analysis.    Allegheny uses gap analysis to compare the relationship of assets that are expected to reprice during a specific time frame (“Rate Sensitive Assets” or “RSA”) as compared to liabilities that are scheduled to reprice during an identical time period (“Rate Sensitive Liabilities” or “RSL”). When the ratio is greater than one, RSA exceeds RSL and potentially exposes Allegheny to a risk of a decline in interest rates by virtue of a larger amount of assets repricing at lower interest rates than rate sensitive liabilities. While gap analysis can be useful in evaluating the relationship of RSA to RSL, it does not capture other critical interest rate variables such as the extent of change that will take place when a RSA or RSL reprices.

Net Interest Income at Risk.    Allegheny assesses the percentage change in net interest income assuming various flat, ramp, and shock scenarios. This analysis captures the timing of the pricing of RSA and RSL as well as the degree of change (“beta”) in the interest rates of particular asset and liability products that occurs as interest rates move upward or downward.

Economic Value of Equity at Risk.    Allegheny assesses the present value of cash inflows of cash, investments and loans, netted against the present value of cash outflows from deposits and other interest bearing liabilities, all discounted from their repricing dates to a measurement date. This measure is expressed as the percentage change in the present value of such cash flows when interest rates are shocked upward at 100, 200, 300 and 400 basis points and downward of 100 basis points.

Each analysis is largely dependent on many assumptions and variables with past behaviors that may not prove to be effective predictors of future outcomes. These assumptions are reviewed on at least a quarterly basis.

Under the Asset Liability Management Policy, the interest rate simulation reports specific measures:

•	The ratio of rate sensitive assets to rate sensitive liabilities at a one-year time frame;
•	The percentage change in net interest income for one and two years assuming interest rate shocks of 100, 200, 300 and 400 basis points; ramp up of 200 basis points; ramp up of 400 basis points over 24 months; ramp down of 100 basis points; and flat up 500 basis points.
•	The percentage change in economic value of equity at risk assuming interest rate shocks of 100, 200, 300, and 400 basis points.

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The following table summarizes the interest rate shock test results as of December 31, 2015:

	Policy	Shock
	Guidelines	Results
Net Interest Income at risk (year one):
Interest rate shock at 100 basis points up	-15%	(2.48)%
Interest rate shock at 200 basis points up	-15%	(5.91)%
Interest rate shock at 300 basis points up	-25%	(9.63)%
Interest rate shock at 400 basis points up	-25%	(13.14)%
Interest rate shock at 100 basis points down	-15%	(3.93)%

	Policy	Shock
	Guidelines	Results
Net Interest Income at risk (year two):
Interest rate shock at 100 basis points up	-15%	0.79%
Interest rate shock at 200 basis points up	-15%	0.23%
Interest rate shock at 300 basis points up	-25%	(1.15)%
Interest rate shock at 400 basis points up	-25%	(1.95)%
Interest rate shock at 100 basis points down	-15%	(9.33)%

	Policy	Shock
	Guidelines	Results
Economic Value of Equity at risk (year one):
Interest rate shock at 100 basis points up	-20%	2.79%
Interest rate shock at 200 basis points up	-20%	0.44%
Interest rate shock at 300 basis points up	-30%	(6.15)%
Interest rate shock at 400 basis points up	-40%	(10.25)%
Interest rate shock at 100 basis points down	-20%	(12.78)%

The interest rate simulation test results indicate levels of future interest rate risk were within the acceptable parameters per the policies established by ALCO. Management continues to evaluate strategies in conjunction with Allegheny’s ALCO to effectively manage the interest rate position. Such strategies could include altering the mix of loan and deposits by product or buying and selling investment securities to alter the makeup of the portfolio.

Description of Standard Capital Securities

Under its articles of incorporation, Standard is authorized to issue 40,000,000 shares of common stock, par value of $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. As of the record date for the Standard special meeting, there are 2,606,725 shares of Standard common stock issued and outstanding and no shares of Standard preferred stock issued or outstanding. There are no other shares of capital stock of Standard authorized, issued or outstanding.

Standard has no options, warrants or other rights authorized, issued or outstanding other than options and rights granted under Standard’s various stock compensation and benefits plans.

Description of Standard’s Common Stock

Dividends. Standard may pay dividends up to an amount equal to the excess of its capital surplus over payments that would be owed upon dissolution to shareholders whose preferential rights upon dissolution are superior to those receiving the dividend, and to an amount that would not make it insolvent, as and when declared by its Board of Directors. Standard is also prohibited from paying dividends that would reduce Standard’s capital below the then adjusted balance of its liquidation account. The holders of common stock of Standard will be entitled to receive and share equally in dividends as may be declared by the Board of Directors out of funds legally available therefor. If Standard issues shares of preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Voting Rights. The holders of common stock of Standard have exclusive voting rights in Standard. They elect Standard’s Board of Directors and act on other matters as are required to be presented to them under Maryland law or as are otherwise presented to them by the Board of Directors. Generally, each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. Any person who beneficially owns more than 10% of the then-outstanding shares of Standard’s common stock, however, is not entitled or permitted to vote any shares of common stock held in excess of the 10% limit. If Standard issues shares of preferred stock, holders of the preferred stock may also possess voting rights. Certain matters require an 80% shareholder vote.

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Pre-Emptive Rights, Redemption. Holders of Standard common stock do not have pre-emptive rights with respect to any shares that may be issued, unless such preemptive rights are approved by the Board of Directors. The common stock is not subject to redemption.

Liquidation Rights. In the event of liquidation, dissolution or winding up of Standard, the holders of Standard common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of Standard available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

Description of Standard’s Preferred Stock. Preferred stock may be issued with preferences and designations as the Board of Directors may from time to time determine. The Board of Directors may, without shareholder approval, issue shares of preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

Anti-Takeover Article and Bylaw Provisions. Standard’s articles of incorporation and bylaws contain a number of provisions relating to corporate governance and rights of shareholders that might discourage future takeover attempts. As a result, shareholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions may also render the removal of the Board of Directors or management of Standard more difficult.

Directors. The Board of Directors is divided into three classes. The members of each class are elected for a term of three years and only one class of directors is elected annually. Thus, it would take at least two annual elections to replace a majority of Standard’s directors. The bylaws establish qualifications for Board members, including a residency requirement, an age restriction, restrictions on affiliations with competitors of Standard Bank and restrictions based upon prior legal or regulatory violations. Further, the bylaws impose notice and information requirements in connection with the nomination by shareholders of candidates for election to the Board of Directors or the proposal by shareholders of business to be acted upon at an annual meeting of shareholders. Such notice and information requirements are applicable to all shareholder business proposals and nominations, and are in addition to any requirements under the federal securities laws.

Evaluation of Offers. The articles of incorporation of Standard provide that its Board of Directors, when evaluating a transaction that would or may involve a change in control of Standard (whether by purchases of its securities, merger, consolidation, share exchange, dissolution, liquidation, sale of all or substantially all of its assets, proxy solicitation or otherwise), may, in connection with the exercise of its business judgment in determining what is in the best interests of Standard and its shareholders and in making any recommendation to the shareholders, give due consideration to all relevant factors, including, but not limited to:

•	the economic effect, both immediate and long-term, upon Standard’s shareholders, including shareholders, if any, who do not participate in the transaction;

•	the social and economic effect on the present and future employees, creditors and customers of, and others dealing with, Standard and its subsidiaries and on the communities in which Standard and its subsidiaries operate or are located;

•	whether the proposal is acceptable based on the historical, current or projected future operating results or financial condition of Standard;

•	whether a more favorable price could be obtained for Standard’s stock or other securities in the future;

•	the reputation and business practices of the other entity to be involved in the transaction and its management and affiliates as they would affect the employees of Standard and its subsidiaries;

•	the future value of the stock or any other securities of Standard or the other entity to be involved in the proposed transaction;

•	any antitrust or other legal and regulatory issues that are raised by the proposal;

•	the business and historical, current or expected future financial condition or operating results of the other entity to be involved in the transaction, including, but not limited to, debt service and other existing financial obligations, financial obligations to be incurred in connection with the proposed transaction, and other likely financial obligations of the other entity to be involved in the proposed transaction; and

•	the ability of Standard to fulfill its objectives as a financial institution holding company and on the ability of its subsidiary financial institution(s) to fulfill the objectives of a federally insured financial institution under applicable

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statutes and regulations.

If the Board of Directors determines that any proposed transaction should be rejected, it may take any lawful action to defeat such transaction.

Restrictions on Call of Special Meetings. The bylaws provide that special meetings of shareholders can be called by the President, by a majority of the whole Board of Directors or upon the written request of shareholders entitled to cast at least a majority of all votes entitled to vote at the meeting.

Prohibition of Cumulative Voting. The articles of incorporation prohibit cumulative voting for the election of directors.

Limitation of Voting Rights. The articles of incorporation provide that in no event will any person who beneficially owns more than 10% of the then-outstanding shares of common stock, be entitled or permitted to vote any of the shares of common stock held in excess of the 10% limit; provided that such 10% limit shall not apply if a majority of the unaffiliated directors approve the acquisition of shares in excess of the 10% limit prior to such acquisition.

Restrictions on Removing Directors from Office. The articles of incorporation provide that directors may be removed only for cause, and only by the affirmative vote of the holders of at least 80% of the voting power of all of Standard’s then-outstanding capital stock entitled to vote generally in the election of directors (after giving effect to the limitation on voting rights discussed above in “—Limitation of Voting Rights”), voting together as a single class.

Authorized but Unissued Shares. Standard has authorized but unissued shares of common and preferred stock. See “Description of Capital Stock.” Standard is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the Board of Directors is authorized to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of such shares. In addition, the articles of incorporation provide that a majority of the whole Board may, without action by the shareholders, amend the articles of incorporation to increase or decrease the aggregate number of shares of stock of any class or series that Standard has the authority to issue. In the event of a proposed merger, tender offer or other attempt to gain control of Standard that the Board of Directors does not approve, it would be possible for the Board of Directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of the transaction. An effect of the possible issuance of preferred stock therefore may be to deter a future attempt to gain control of Standard. The Board of Directors has no present plan or understanding to issue any preferred stock.

Amendments to Articles of Incorporation and Bylaws. Except as provided under “— Authorized but Unissued Shares,” above, regarding the amendment of the articles of incorporation by the Board of Directors to increase or decrease the number of shares authorized for issuance, or as otherwise allowed by law, any amendment to the articles of incorporation must be approved by Standard’s Board of Directors and also by a majority of the outstanding shares of its voting stock; provided, however, that approval by at least 80% of the outstanding voting stock is generally required to amend the following provisions:

(i)          The limitation on voting rights of persons who directly or indirectly beneficially own more than 10% of the outstanding shares of common stock;

(ii)         The division of the Board of Directors into three staggered classes;

(iii)        The ability of the Board of Directors to fill vacancies on the Board;

(iv)        The requirement that at least 80% of the votes eligible to be cast by shareholders must vote to remove directors, and that shareholders can only remove directors for cause;

(v)         The ability of the Board of Directors to amend and repeal the bylaws;

(vi)        The ability of the Board of Directors to evaluate a variety of factors in evaluating offers to purchase or otherwise acquire Standard;

(vii)       The authority of the Board of Directors to provide for the issuance of preferred stock;

(viii)      The validity and effectiveness of any action lawfully authorized by the affirmative vote of the holders of a majority of the total number of outstanding shares of common stock;

(ix)         The number of shareholders constituting a quorum or required for shareholder consent;

(x)          The indemnification of current and former directors and officers, as well as employees and other agents, by Standard;

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(xi)         The limitation of liability of officers and directors to Standard for money damages;

(xii)        The inability of shareholders to cumulate their votes in the election of directors;

(xiii)       The advance notice requirements for shareholder proposals and nominations; and

(xiv)      The provision of the articles of incorporation requiring approval of at least 80% of the outstanding voting stock to amend the provisions of the articles of incorporation provided in (i) through (xiii) of this list.

The articles of incorporation also provide that the bylaws may be amended by the affirmative vote of a majority of Standard’s directors or by the shareholders by the affirmative vote of at least 80% of the total votes eligible to be voted at a duly constituted meeting of shareholders. Any amendment of this supermajority requirement for amendment of the bylaws would also require the approval of 80% of the outstanding voting stock.

Business Combinations with Interested Shareholders. Under Maryland law, as may be made applicable by the Board of Directors of Standard at any time pursuant to its bylaws, “business combinations” between Standard and an interested shareholder or an affiliate of an interested shareholder are prohibited for five years after the most recent date on which the interested shareholder becomes an interested shareholder. These business combinations include a merger, consolidation, statutory share exchange or, in circumstances specified in the statute, certain transfers of assets, certain stock issuances and transfers, liquidation plans and reclassifications involving interested shareholders and their affiliates or issuance or reclassification of equity securities. Maryland law defines an interested shareholder as: (i) any person who beneficially owns 10% or more of the voting power of Standard voting stock after the date on which Standard had 100 or more beneficial owners of its stock; or (ii) an affiliate or associate of Standard at any time after the date on which Standard had 100 or more beneficial owners of its stock who, within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of Standard. A person is not an interested shareholder under the statute if the Board of Directors approved in advance the transaction by which the person otherwise would have become an interested shareholder. However, in approving a transaction, the Board of Directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the Board of Directors.

Any business combination between Standard and an interested shareholder generally must be recommended by the Board of Directors of Standard and approved by the affirmative vote of at least: (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of Standard, and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of Standard other than shares held by the interested shareholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested shareholder. These super-majority vote requirements do not apply if Standard’s common shareholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested shareholder for its shares.

Comparison of Shareholders’ Rights

Upon completion of the merger, Allegheny shareholders will become Standard shareholders, and their rights will be governed by the Maryland General Corporation Law (the “MGCL”) and Standard’s articles of incorporation and bylaws, as amended in accordance with the merger. Standard is, and the combined company will be, a Maryland business corporation governed by the MGCL. Allegheny is a Pennsylvania business corporation governed by the Pennsylvania Business Corporation Law (the “PBCL”).

The following is a summary of the material differences among the pre-merger rights of Standard and Allegheny shareholders and their post-merger rights as shareholders of Standard as the resulting corporation, giving effect to the planned amendments to the articles of incorporation and bylaws of Standard. This discussion is not a complete statement of all differences affecting the rights of Allegheny and Standard shareholders, and this discussion is qualified in its entirety by reference to the MGCL, the PBCL, the articles of incorporation and bylaws of Allegheny and Standard, and Standard bylaws and the post-merger amendments to Standard’s articles of incorporation, which are attached to this document as Exhibits 5 and 6 to the merger agreement.

Number of Authorized Shares of Capital Stock

Standard, pre- and post-merger. Standard’s articles of incorporation authorize 40,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share.

Allegheny. Allegheny’s articles of incorporation authorize 5,000,000 shares of common stock, par value $1.00 per share, and 1,000,000 shares of preferred stock, par value $25.00 per share.

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Annual Meeting of Shareholders

Standard, pre- and post-merger. Standard’s bylaws provide that annual meetings will be held at such place, on such date and at such time as may be fixed by its Board of Directors.

Allegheny. Allegheny’s bylaws provide that all meetings of the shareholders will be held at such time and place as may be fixed by its Board of Directors, and further states that the annual meeting of the shareholders will be held no later than May 31st of each year.

Special Meeting of Shareholders

Standard, pre- and post-merger. Special meetings of Standard’s shareholders can be called by the President or the Board of Directors of Standard pursuant to a resolution adopted by a majority of the whole Board, or by the Secretary of Standard upon the written request of the holders of at least a majority of all shares outstanding and entitled to vote at the meeting.

Allegheny. Special meetings of Allegheny’s shareholders can be called by the President of Allegheny, a majority of the Board of Directors of Allegheny or its executive committee, or by shareholders entitled to cast at least 25% of the votes entitled to be cast at the meeting.

Voting Rights and Cumulative Voting

Standard, pre- and post-merger. Each holder of Standard common stock generally has the right to cast one vote for each share of Standard common stock held of record on all matters submitted to a vote of shareholders of Standard. Standard’s articles of incorporation prohibit cumulative voting. The Standard Articles also provide that in no event will any person who beneficially owns more than 10% of the then-outstanding shares of common stock, be entitled or permitted to vote any of the shares of common stock held in excess of the 10% limit. This provision has been included in the articles of incorporation in reliance on Section 2-507(a) of the MGCL, which entitles shareholders to one vote for each share of stock unless the articles of incorporation provide for a greater or lesser number of votes per share or limit or deny voting rights.

Allegheny. Each holder of Allegheny common stock generally has the right to cast one vote for each share of Allegheny common stock held of record on all matters submitted to a vote of shareholders of Allegheny. Allegheny’s articles of incorporation prohibit cumulative voting in the election of directors.

Advance Notice Requirement for Business to be Conducted at Annual Meeting other than the Election of Directors

Standard, pre- and post-merger. Standard’s bylaws provide that for business to be properly brought at an annual meeting by a shareholder the shareholder must have given timely notice in writing to Standard’s Secretary and such business must otherwise be a proper matter for action by shareholders. To be timely, notice must be delivered or mailed to and received by the Secretary at Standard’s principal executive office not less than 80 days nor more than 90 days prior to any such meeting; provided, however, that if less than 90 days’ notice or prior public disclosure of the date of the meeting is given to shareholders, such written notice shall be delivered or mailed to and received by the Secretary at the principal executive office not later than the tenth day following the day on which notice of the meeting was mailed to shareholders or such public disclosure was made.

Allegheny. The PBCL provides that if the bylaws of a corporation impose a fair and reasonable requirement of advance notice of proposals to be made by a shareholder at an annual meeting, only proposals for which advance notice has been properly given may be acted upon at the meeting. Based on the foregoing provision of the PBCL, Allegheny’s bylaws state that no proposal submitted by a shareholder for consideration at the annual meeting will be considered at any such meeting unless the Corporate Secretary of Allegheny has received written notice from the shareholder on or prior to the date which is 120 days prior to the date on which Allegheny first mailed its proxy materials for the prior year’s annual meeting of shareholders.

Nomination of Directors

Standard, pre-merger. Standard’s bylaws provide that nominations for election to its Board may be made at a meeting of shareholders at which directors are to be elected only (i) by or at the direction of its Board or (ii) by any Standard shareholder who (1) is a shareholder of record on the date he or she gives the notice and on the record date for the determination of shareholders entitled to vote at the meeting, and (2) complies with the notice procedures set forth in the bylaws. Nominations, other than those made by or at the direction of Standard’s Board, must be delivered or mailed to and received by Standard’s Secretary at Standard’s principal executive office not less than 80 days nor more than 90 days prior to any such meeting; provided, however, that if less than 90 days’ notice or prior public disclosure of the date of the meeting is given to shareholders, such nomination must be delivered or mailed to and received by the Secretary at the principal executive office not later than the tenth day following the day on which notice of the meeting was mailed to shareholders or such public disclosure was made.

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Standard, post-merger. Notwithstanding the above paragraph, the bylaws of the resulting corporation will provide that, for each of the 2017, 2018, and 2019 annual meetings of shareholders, director nominees shall be selected, or recommended for selection by the resulting corporation’s Board, by a nominating committee comprised solely of independent directors (the “Nominating Committee”). With respect to any directorship held by an incumbent Continuing Standard Director whose term is expiring at any such meeting, a subcommittee of the Nominating Committee comprised solely of Continuing Standard Directors will select, or recommend for the Board’s selection, a director nominee who meets the requirements for a director under the resulting corporation’s bylaws. A “Continuing Standard Director” is any member of the Board of Directors of the resulting corporation who was a director of Standard immediately prior to effective time of the merger (or if no such director is available, such person designated solely by the Continuing Standard Directors), and any other member of the Board of Directors of the resulting corporation who was nominated in accordance with the preceding sentence. With respect to any directorship held by an incumbent Continuing Allegheny Director whose term is expiring at any such meeting, a subcommittee of the Nominating Committee comprised solely of Continuing Allegheny Directors will select, or recommend for the Board’s selection, a director nominee who meets the requirements for a director under the bylaws of the resulting corporation. A “Continuing Allegheny Director” is any member of the Board of Directors of the resulting corporation who was a director of Allegheny immediately prior to the effective time of the merger, (or if no such director is available, such person designated solely by the Continuing Allegheny Directors), and any other member of the Board of Directors of the resulting corporation who was nominated in accordance with the preceding sentence. This provision shall remain in effect for three years immediately after the effective time of the merger, unless the Board of Directors of the resulting corporation determines otherwise upon the approval of at least 75% of the Board. For the three years immediately after the effective time of the merger, the Board agrees to nominate and recommend for election by the shareholders the directors selected, nominated or appointed pursuant to and in furtherance of the merger agreement, provided those individuals continue to meet the eligibility requirements under the bylaws of the resulting corporation.

Furthermore, for two years after the effective time of the merger, approval of at least 75% of the Board of Directors of the resulting corporation will be required to approve any nomination to the Board of Directors other than a Continuing Standard Director or a Continuing Allegheny Director, which will require a majority. Upon the second anniversary date of the effective time of the merger and for three years thereafter, approval of at least 66 2/3% of the Board of Directors of the resulting corporation shall be required to approve any nomination to the Board other than a Continuing Standard Director or a Continuing Allegheny Director, which will require a majority.

Allegheny. Allegheny’s bylaws provide that any shareholder who intends to nominate or to cause to have nominated any candidate for election to its Board of Directors (other than any candidate proposed by Allegheny’s then existing Board of Directors) must so notify the Corporate Secretary of Allegheny in writing not less than 120 days prior to the date of the meeting.

Number of Directors

Standard, pre-merger. The number of Standard directors may be fixed from time to time exclusively by vote of the Board of Directors; provided however, that the number of directors will not be less than the minimum number of directors required by the MGCL. Standard’s Board currently consists of seven directors.

Standard, post-merger. Notwithstanding the above paragraph, from the effective time of the merger, except as provided in the bylaws of the resulting corporation, the total number of persons serving on the Board of Directors of the resulting corporation will be 13. Seven of the 13 persons to serve initially on the Board from the effective time of the merger and for three years thereafter will be selected by the Standard Board of Directors and six of the 13 persons will be selected by the Allegheny Board of Directors from among the current directors of each company, respectively, who meet the eligibility requirements for a director under the bylaws of the resulting corporation. From the effective time of the merger and for two years thereafter, the total number of persons that constitute the whole Board will only be changed upon the approval of at least 75% of the Board and upon the second anniversary date of the effective time of the merger and for three years thereafter, the total number of persons that constitute the whole Board will only be changed upon the approval of at least 66 2/3% of the Board of the resulting corporation.

Allegheny. The number of Allegheny directors will be not less than five nor more than twenty-five as Allegheny’s Board of Directors may determine. Allegheny’s Board of Directors currently has 8 directors.

Director Qualifications

Standard, pre-merger. Standard’s bylaws provide that no person 75 years or older shall be eligible for election, reelection, appointment or reappointment to the Board of Directors. The term of office of a director of Standard expires upon the date of the annual meeting of shareholders immediately following the date on which the director becomes age 75. The age limitations provided in Standard’s bylaws do not apply to an emeritus or advisory director or any director of Standard who was an initial director of Standard Bank upon its conversion from mutual to stock form on June 1, 1998.

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Furthermore, no person will be eligible for election or appointment to the Board: (i) if such person has been the subject of supervisory action by a financial regulatory agency that resulted in a cease and desist order or an agreement or other written statement subject to public disclosure; (ii) if such person has been convicted of a crime involving dishonesty or breach of trust which is punishable by imprisonment for a term exceeding one year under state or federal law; or (iii) if such person is currently charged in any information, indictment, or other complaint with the commission of or participation in such a crime. At least two-thirds of the members of the Board must be residents of Pennsylvania or reside within 100 miles of an office of Standard or one if its subsidiaries. No person may serve on the Board and at the same time be a director or officer of another financial institution that engages in business activities in the same market area as Standard or any of its subsidiaries. No person will be eligible for election or appointment to the Board if such person is the nominee or representative of a company of which any director, partner, trustee or shareholder controlling more than 10% of any class of voting stock would not be eligible for election or appointment to the Board under Standard’s bylaws. No person will be eligible for election to the Board if such person is the nominee or representative of a person or group, or of a group acting in concert, that includes a person who is ineligible for election to the Board under Standard’s bylaws.

Standard, post-merger. Notwithstanding the above paragraph, the bylaws of the resulting corporation will provide that its Board of Directors will lead the search for individuals qualified to become members of the Board and recommend to the Board potential director nominees to be presented for shareholder approval at the annual meeting of shareholders. The Nominating Committee shall recommend to the Board for nomination individuals who have the highest personal and professional integrity, who have demonstrated exceptional ability and judgment, who are effective, in conjunction with the other nominees to the Board, in collectively serving the long-term interests of the shareholders and who reflect the resulting corporation’s desire for directors with diverse backgrounds and perspectives (inclusive of gender, race and ethnicity).

Allegheny. Allegheny’s bylaws provide that no person will qualify to be elected as a director, unless he or she owns beneficially at least 500 shares of the common stock of Allegheny.

Classes of Directors and Election of Directors

Standard, pre-merger. Standard’s bylaws provide that directors, other than those who may be elected by the holders of any series of preferred stock, shall be divided into three classes, as nearly equal in number as reasonably possible, with the term of office of the first class to expire at the first annual meeting of shareholders, the term of office of the second class to expire at the annual meeting one year thereafter and the term of office of the third class to expire at the annual meeting two years thereafter, with each director to hold office until his or her successor shall have been duly elected and qualified. At each annual meeting, directors elected to succeed those directors whose terms expire will be elected for a term of office to expire at the third succeeding annual meeting after their election or for such shorter period of time as Standard’s Board of Directors may determine, with each director to hold office until his or her successor shall have been duly elected and qualified.

Standard, post-merger. Notwithstanding the above paragraph, the bylaws of the resulting corporation will provide that the directors from each Standard and Allegheny will be evenly distributed as close as possible among the three classes of the resulting corporation after the effective time of the merger with two classes having four directors and one class having five directors each to serve until their successors are duly elected and qualified in accordance with applicable law, and the articles of incorporation and bylaws of the resulting corporation.

Allegheny. Allegheny’s bylaws provide that its Board of Directors are classified into three classes, each class to be elected for a term of three years. Each class is elected in a separate election. At each annual meeting of shareholders, successors to the class of directors whose term is then expiring are elected to hold office for a term of three years, so that the term of office of one class of directors expires in each year.

Removal of Directors

Standard, pre-merger. Standard’s articles of incorporation provide that, subject to the rights of the holders of any series of preferred stock then outstanding, any director, or the entire Board of Directors of Standard, may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least 80% of the voting power of all of the then-outstanding shares of capital stock of Standard entitled to vote generally in the election of directors, voting together as a single class. Standard’s bylaw also provide that the Board may remove any director upon his or her unexcused absence from three consecutive regularly scheduled meeting of the Board.

Standard, post-merger. Notwithstanding the above paragraph, the articles of incorporation of the resulting corporation will provide that at the effective time of the merger and through two years thereafter, approval of at least 75% of the Board of Directors of the resulting corporation will be required to approve the removal of directors. Upon the second anniversary date of the effective time of the merger and for three years thereafter, approval of at least 66 2/3% of the Board will be required to approve the removal of directors.

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Allegheny. Allegheny’s bylaws provide that its Board of Directors may declare vacant the office of a director for “Cause.” As used for this purpose in Allegheny’s bylaws, “Cause” is defined as (i) such director being declared of unsound mind by an order of court, or (ii) such director being convicted of felony, or (iii) for any other proper cause or (iv) if, within 30 days after notice of election, such director does not accept his or her directorship either in writing or by attending a meeting of the Board. Consistent with Section 1726(a) of the PBCL, no director of Allegheny may be removed from office by vote of the shareholders entitled to vote thereon, other than for Cause.

Filling Vacancies on the Board of Directors

Standard, pre and post-merger. Standard’s bylaws provide that any vacancies in Standard’s Board of Directors resulting from an increase in the size of the Board or the death, resignation or removal of a director may be filled only by the affirmative vote of two-thirds of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is elected and qualifies. No decrease in the number of directors constituting the Board will shorten the term of any incumbent director.

Allegheny. Vacancies on the Allegheny Board of Directors, including vacancies resulting from an increase in the number of directors, will be filled by a majority of the remaining members of the Board, though less than a quorum, and each person so appointed shall be a director until the expiration of the term of office of the class of directors to which he or she was appointed.

Special Meetings of the Board of Directors

Standard, pre- and post-merger. Standard’s bylaws provide that special meetings of the Board of Directors may be called by one-third of the directors then in office, the Chairman of the Board, or by the President, and will be held at such place or by means of remote communication, on such date, and at such time as they or he or she fix. Notice of the place, date, and time of each such special meeting must be given to each director who has not waived notice by mailing and post-marking written notice not less than five days before the meeting, or by facsimile or other electronic transmission of the same not less than 24 hours before the meeting.

Allegheny. Allegheny’s bylaws provide that special meetings of the Board of Directors may be called by the President on one day’s notice to each director, either personally or by mail, telegram or telephone; special meetings may be called by the Chairman of the Board or the President in like manner and on like notice upon the written request of three directors.

Dividends

Standard, pre-merger. Standard’s bylaws provide that its Board of Directors has the power to declare dividends from time to time in accordance with law. Under the MGCL, no dividends, redemptions, stock repurchases or other distributions may be declared or paid if, after giving effect to the dividend, redemption, stock repurchase or other distribution, (1) the corporation would not be able to pay its debts as they become due in the usual course of business or (2) the corporation’s total assets would be less than the sum of its total liabilities plus, unless the corporation’s charter provides otherwise, the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. A corporation’s board may base a determination regarding the legality of the declaration or payment of a distribution on financial statements prepared on the basis of accounting practices and principles that are reasonable in the circumstances or on a fair valuation or other method that is reasonable in the circumstances.

Standard, post-merger. In addition to the above paragraph, the bylaws of the resulting corporation will provide that for two years after the effective time of the merger, approval of at least 75% of the Board of Directors of the resulting corporation will be required to change dividends. Upon the second anniversary date of the effective time of the merger and for three years thereafter, approval of at least 66 2/3% of the Board will be required to change dividends.

Allegheny. Allegheny’s bylaws provide that its Board of Directors may, from time to time, declare and pay dividends upon the outstanding shares of capital stock of Allegheny as long as the dividend will not be in violation of law or Allegheny’s articles of incorporation.

Appraisal Rights

Standard, pre- and post-merger. Standard’s articles of incorporation provide that shareholders will not be entitled to exercise any rights of an objecting shareholder provided for under Title 3, Subtitle 2 of the MGCL or any successor statute unless the Standard Board of Directors, pursuant to a resolution approved by a majority of the directors then in office, determines that such rights should apply to one or more transactions occurring after the date of such determination.

Allegheny. Under the PBCL, Allegheny stockholders who properly file a written notice of intention to dissent will have the right to obtain a cash payment for the statutorily determined “fair value” of their shares.

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Fundamental Changes to Corporation

Standard, pre-merger. Standard’s articles of incorporation provide that, pursuant to Section 2-104(b)(5) of the MGCL and unless otherwise provided for in the articles of incorporation, all action by Standard requiring shareholder approval will be valid and effective if authorized by the affirmative vote of the holders of a majority of the total shares of all classes outstanding and entitled to vote thereon. There is no further provision in Standard’s articles of incorporation requiring a higher vote threshold for fundamental changes to the corporation.

Standard, post-merger. Notwithstanding the above paragraph, the articles of incorporation of the surviving corporation will provide that at the effective time of the merger and through two years thereafter, approval of at least 75% of the Board of Directors of the surviving corporation will be required for the surviving corporation to engage in a transaction under the Pennsylvania Entity Transactions Law or the MGCL. Upon the second anniversary date of the effective time of the merger and for three years thereafter, approval of at least 66 2/3% of the Board will be required for the surviving corporation to engage in such a transaction.

Allegheny. Allegheny’s articles of incorporation provide that no merger, consolidation, liquidation or dissolution of Allegheny nor any action that would result in the sale or other disposition of all or substantially all its assets will be valid unless approved by the affirmative vote of the holders of at least 70% of the outstanding shares of common stock of Allegheny.

Evaluation of Offers

Standard, pre- and post-merger. Standard’s articles of incorporation provide that the Board of Directors, when evaluating (i) any offer to (A) make a tender or exchange offer for any equity security of Standard, (B) merge or consolidate Standard with another corporation or entity, or (C) purchase or otherwise acquire all or substantially all of Standard’s properties and assets or (ii) any other actual or proposed transaction that would or may involve a change in control of Standard, may, in connection with the exercise of its business judgment in determining what is in the best interests of Standard and its shareholders and in making any recommendation to Standard’s shareholders, give due consideration to all relevant factors, including, but not limited to: (A) the economic effect, both immediate and long-term, upon Standard’s shareholders, including shareholders, if any, who do not participate in the transaction; (B) the social and economic effect on the present and future employees, creditors and customers of, and others dealing with, Standard and its subsidiaries and on the communities in which Standard and its subsidiaries operate or are located; (C) whether the proposal is acceptable based on the historical, current or projected future operating results or financial condition of Standard; (D) whether a more favorable price could be obtained for Standard’s stock or other securities in the future; (E) the reputation and business practices of the other entity to be involved in the transaction and its management and affiliates as they would affect the employees of Standard and its subsidiaries; (F) the future value of the stock or any other securities of Standard or the other entity to be involved in the proposed transaction; (G) any antitrust or other legal and regulatory issues that are raised by the proposal; (H) the business and historical, current or expected future financial condition or operating results of the other entity to be involved in the transaction, including, but not limited to, debt service and other existing financial obligations, financial obligations to be incurred in connection with the proposed transaction, and other likely financial obligations of the other entity to be involved in the proposed transaction; and (I) the ability of Standard to fulfill its objectives as a financial institution holding company and on the ability of its subsidiary financial institution(s) to fulfill the objectives of a federally insured financial institution under applicable statutes and regulations. If Standard’s Board of Directors determines that any proposed transaction of the type described in clause (i) or (ii) of the immediately preceding sentence should be rejected, it may take any lawful action to defeat such transaction, including, but not limited to, any or all of the following: advising shareholders not to accept the proposal; instituting litigation against the party making the proposal; filing complaints with governmental and regulatory authorities; acquiring the stock or any of the securities of Standard; selling or otherwise issuing authorized but unissued stock or other securities or granting options or rights with respect thereto; and obtaining a more favorable offer from another individual or entity.

Allegheny. Allegheny’s articles of incorporation provide that the Board of Directors may, if it deems advisable, oppose a tender or other offer for Allegheny’s securities. When considering whether to oppose an offer, Allegheny’s Board may, but is not legally obligated to, consider any relevant, germane or pertinent issue. If Allegheny’s Board determines that an offer should be rejected, it may take any lawful action to accomplish its purpose.

Shareholder Rights Plan

Standard, pre- and post-merger. Standard does not maintain a shareholder rights plan.

Allegheny. Allegheny’s articles of incorporation provide that if the Allegheny Board of Directors determines that there is a beneficial owner, directly or indirectly, of 25% or more of the outstanding shares of Allegheny, then the Board may issue in its sole discretion on a pro rata basis to the shareholders of Allegheny who are not affiliated with such beneficial owner warrants to purchase additional shares of Allegheny common stock at a purchase price equivalent to 50% of the average transaction price of all purchases and sales of Allegheny’s common stock that occurred during the previous 12 month period and that are known by the Board. Such

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warrants would be issued without any consideration, would not be assignable and would expire six months from the date of their issuance. Allegheny’s Board has sole discretion in the determination of the number of shares of Allegheny common stock that may be purchased pursuant to such warrants.

Business Combinations with Interested Shareholders

Standard, pre- and post-merger. Under Maryland law, business combinations between Standard and an interested shareholder or an affiliate of an interested shareholder are prohibited for five years after the most recent date on which the interested shareholder becomes an interested shareholder. Maryland law defines an interested shareholder as: (i) any person who beneficially owns 10% or more of the voting power of Standard’s voting stock after the date on which Standard had 100 or more beneficial owners of its stock; or (ii) an affiliate or associate of Standard at any time after the date on which Standard had 100 or more beneficial owners of its stock who, within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of Standard. A person is not an interested shareholder under the statute if the Board approved in advance the transaction by which the person otherwise would have become an interested shareholder. However, in approving a transaction, the Board may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the Board.

After the five-year prohibition, any business combination between Standard and an interested shareholder generally must be recommended by the Board and approved by the affirmative vote of at least: (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of Standard, and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of Standard other than shares held by the interested shareholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested shareholder. These super-majority vote requirements do not apply if Standard’s common shareholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested shareholder for its shares.

Allegheny. Allegheny does not have any such limitation on business combinations with interested shareholders.

Indemnification of Directors and Officers

Standard, pre- and post-merger. Standard’s articles of incorporation provide that Standard will indemnify (1) its current and former directors and officers, whether serving Standard or at its request any other entity, to the fullest extent required or permitted by the MGCL, including the advancement of expenses under the procedures and to the fullest extent permitted by law, and (2) other employees and agents to such extent authorized by the Board of Directors and permitted by law; provided, however, that, except as provided in the below paragraph with respect to proceedings to enforce rights to indemnification, Standard will indemnify any such indemnitee in connection with a proceeding initiated by such indemnitee only if such proceeding was authorized by the Board.

If a claim is not paid in full by Standard within 60 days after a written claim has been received, except in the case of a claim for an advancement of expenses, in which case the applicable period is 20 days, the indemnitee may at any time thereafter bring suit against Standard to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by Standard to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee will also be entitled to be reimbursed the expense of prosecuting or defending such suit. In any suit brought by Standard to recover an advancement of expenses pursuant to the terms of an undertaking, Standard will be entitled to recover such expenses upon a final adjudication that the indemnitee has not met the applicable standard for indemnification set forth in the MGCL.

Allegheny. Allegheny’s bylaws require Allegheny to indemnify all directors, former directors, officers, former officers, employees and former employees against all expenses and liabilities reasonably incurred by, or imposed upon such person in connection with, or resulting from the defense of any civil or criminal action, suit or proceeding, including an action or proceeding by or in the right of the Allegheny, in which such person is made a party or are otherwise involved by reason of being or having served in such capacity with Allegheny or such other entity, except with respect to any matter as to which such person shall be finally adjudged in such action, suit or proceeding to have been liable for willful misconduct or recklessness in the performance of the duties of his or her respective position. Allegheny may pay expenses incurred by such persons indemnified in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it is ultimately determined that such person is not entitled to be indemnified.

Limitation on the Liability of Directors

Standard, pre- and post-merger. Standard’s articles of incorporation provide that an officer or director of Standard will not be liable to Standard or its shareholders for money damages, except (A) to the extent that it is proved that such person actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property or services actually received; or (B) to the extent that a judgment or other final adjudication adverse to such person is entered in a proceeding based on a finding in the proceeding that such person’s action, or failure to act, was the result of active and deliberate dishonesty and

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was material to the cause of action adjudicated in the proceeding; or (C) to the extent otherwise provided by the MGCL. If the MGCL is amended to further eliminate or limit the personal liability of officers and directors, then the liability of officers and directors of Standard will be eliminated or limited to the fullest extent permitted by the MGCL, as so amended.

Allegheny. As permitted by the PBCL, under Allegheny’s bylaws, to the fullest extent authorized or permitted by Pennsylvania law, a director of Allegheny will not be personally liable for monetary damages for any act or omission unless such director breached or failed to perform the duties of his office, and such breach or failure constitutes self-dealing, willful misconduct or recklessness. The provision does not affect a director’s responsibility or liability under any criminal statute or liability for payment of taxes.

Amendment of Articles of Incorporation

Standard, pre-merger. Standard’s articles of incorporation provide that Standard has the right to amend any provision of its articles of incorporation in the manner prescribed by the MGCL and no shareholder approval is required if the approval of shareholders is not required for the proposed amendment by the MGCL, and all rights conferred upon shareholders are granted subject to this reservation.

Standard’s Board, pursuant to a resolution approved by a majority of the total number of directors that Standard would have if there were no vacancies at the time any such resolution is presented to the Board for adoption, and without action by the shareholders, may amend the articles of incorporation to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that Standard has authority to issue.

No proposed amendment or repeal of any provision of the articles of incorporation shall be submitted to a shareholder vote unless the Board has (1) approved the proposed amendment, (2) determined that it is advisable, and (3) directed that it be submitted for consideration at either an annual or special meeting of the shareholders pursuant to a resolution approved by the Board. Any proposed amendment of any provision of Standard’s articles of incorporation may be abandoned by the Board at any time before its effective time upon the adoption of a resolution approved by a majority of the total number of directors that Standard would have if there were no vacancies at the time any such resolution is presented to the Board for adoption.

Except for certain provisions in Standard’s articles of incorporation that require the affirmative vote of the holders of at least 80% of the voting power of all of the then-outstanding shares of the capital stock of Standard entitled to vote generally in the election of directors, voting together as a single class, the amendment of any provision of the articles of incorporation must (a) be approved by at least two-thirds of all votes entitled to be cast by the holders of shares of capital stock of Standard entitled to vote on the matter or (b) be approved by the vote of a majority of all the votes entitled to be cast by the holders of shares of capital stock of Standard entitled to vote on the matter if the amendment of such provision is approved by the Board pursuant to a resolution approved by at least two-thirds of the total number of directors that Standard would have if there were no vacancies at the time any such resolution is presented to the Board for adoption.

Standard, post-merger. Notwithstanding anything in the above four paragraphs, at the effective time of the merger and through two years thereafter, the provisions of Article 14 of the articles of incorporation regarding changes to the articles of incorporation as a result of the merger may not be repealed, altered, or amended, in any respect whatsoever, unless such repeal, alteration, or amendment is approved by at least 75% of the Board of Directors of the resulting corporation. Upon the second anniversary date of the effective time of the merger and for three years thereafter, approval of at least 66 2/3% of the Board will be required to repeal, alter, or amend the provisions of Article 14.

Allegheny. Under the PBCL, the affirmative vote of a majority of total votes eligible to be cast at a meeting on a proposal submitted by the Board of Directors may amend the articles of incorporation. However, the affirmative vote of at least 70% of the outstanding shares of Allegheny is required to amend Article 7, regarding the shareholder vote required for a fundamental change to the corporation, and Article 10, regarding the shareholder rights plan.

Amendment of Bylaws

Standard, pre-merger. Standard’s articles of incorporation provide that the Board of Directors may adopt, amend or repeal the bylaws. Any adoption, amendment or repeal of the bylaws by the Board requires the approval of a majority of total number of directors that Standard would have if there were no vacancies at the time any such resolution is presented to the Board. The shareholders also have power to adopt, amend or repeal the bylaws. In addition to any vote of the holders of any class or series of stock of Standard required by law or by the articles of incorporation, the affirmative vote of the holders of at least 80% of the voting power of all of the then-outstanding shares of the capital stock of Standard entitled to vote generally in the election of directors, voting together as a single class, is required for the adoption, amendment or repeal of any provision of the bylaws by the shareholders.

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Standard, post-merger. Notwithstanding the above paragraph, the bylaws of the resulting corporation will provide that for two years after the effective time of the merger, the provisions of Article II Sections 1, 2, 7 and 11, Article IV Section 1(d) and the second paragraph of Article VII, solely as these provisions relate to the approval of 75% of the Board of Directors of the resulting corporation, may not be repealed, altered, or amended, in any respect whatsoever, unless such repeal, alteration, or amendment of the aforementioned sections is approved by at least 75% of the Board. Upon the second anniversary date of the effective time of the merger and for three years thereafter, approval of at least 66 2/3% of the will be required to repeal, alter, or amend the provisions of Article II Sections 1, 2, 7 and 11, Article IV Section 1 and the second paragraph of Article VII solely as these provisions relate to the approval of 66 2/3% of the Board with respect to the aforementioned sections.

Notwithstanding the above two paragraphs, the bylaws of the resulting corporation will provide that for three years after the effective time of the merger, the provisions of Articles I Section 6(b), Article II Section 13(c), Article III Section 1, Article IV Section 2 and the third paragraph of Article VII may not be repealed, altered, or amended, in any respect whatsoever, unless such repeal, alteration, or amendment is approved by at least 75% of the Board.

Allegheny. Allegheny’s bylaws provide that the bylaws may be altered, amended or repealed by the affirmative vote of the holders of 70% of the outstanding shares of common stock at any regular or special meeting after notice to the shareholders of that purpose, or by a majority vote of the members of the Board of Directors at any regular or special meeting thereof after notice to the directors of that purpose; subject always to the power of the shareholders to change such action of the Board by the affirmative vote of the holders of 70% of the outstanding shares of common stock.

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Standard Proposals 2 THROUGH 5:
Amendments to Standard’s Articles of Incorporation to
Change the Corporate Name and ADD NEW ARTICLE 14

Standard’s articles of incorporation currently states that the name of the Company is “Standard Financial Corp.” On August 29, 2016, Standard board of directors approved and adopted resolutions to amend Article 1 of the Standard articles of incorporation to state that the name of the corporation will be “Standard AVB Financial Corp,” upon closing of the merger.

In addition, Standard’s board of directors approved and adopted resolutions to add Article 14 to effectuate certain corporate governance changes agreed to in the merger agreement, which are included below. Specifically, Article 14 states:

“ARTICLE 14. Other Corporate Governance Matters.

“Notwithstanding anything to the contrary in these Articles or in the Bylaws of the Corporation, at the closing of the merger of the merger between Standard Financial Corp. (“Standard”) and Allegheny Valley Bancorp, Inc. (“Allegheny”) (the “closing of the merger”) and through two years thereafter (the “Two Year Period”), approval of at least 75% of the Board of Directors of the Corporation shall be required for the Corporation to engage in a transaction under the Pennsylvania Entity Transactions Law or the MGCL. Upon the second anniversary date of the closing of the merger and for three years thereafter, approval of at least 66 2/3% of the Board of Directors of the Corporation shall be required for the Corporation to engage in a transaction under the Pennsylvania Entity Transactions Law or the MGCL.

For the Two Year Period, approval of at least 75% of the Board of Directors of the Corporation shall be required to approve the removal of directors. Upon the second anniversary date of the closing of the merger and for three years thereafter, approval of at least 66 2/3% of the Board of Directors of the Corporation shall be required to approve the removal of directors.

For the Two Year Period, the provisions of this Article 14 may not be repealed, altered, or amended, in any respect whatsoever, unless such repeal, alteration, or amendment is approved by at least 75% of the Board of Directors of the Corporation. Upon the second anniversary date of the closing of the merger and for three years thereafter, approval of at least 66 2/3% of the Board of Directors of the Corporation shall be required to repeal, alter, or amend the provisions of this Article 14.”

Paragraph 1 of Article 14 provides that, for a period of two years following the completion of the merger, the board of directors of the surviving corporation must have at least 75% approval of the full board to engage in a merger transaction. Thereafter, from the second anniversary of the Standard and Allegheny merger and for a period of three years, the board of directors of the surviving corporation must have at least 66 2/3% approval of the full board to engage in a merger transaction.

Paragraph 2 of Article 14 provides that, for a period of two years following the completion of the merger, the board of directors of the surviving corporation must have at least 75% approval of the full board to remove a director from the board. Thereafter, from the second anniversary of the Standard and Allegheny merger and for a period of three years, the board of directors of the surviving corporation must have at least 66 2/3% approval of the full board to remove a director from the board.

Paragraph 3 of Article 14 provides that, for a period of two years following the completion of the merger, the board of directors of the surviving corporation must have at least 75% approval of the full board to repeal, alter or amend Article 14 of the articles of incorporation. Thereafter, from the second anniversary of the Standard and Allegheny merger and for a period of three years, the board of directors of the surviving corporation must have at least 66 2/3% approval of the full board to repeal, alter or amend Article 14 of the articles of incorporation.

The supermajority requirements of Article 14 with respect to material transactions and board member removal from the combined board were introduced to ensure continuity and cohesiveness of the combined board in the years following the closing of the merger transaction.

These amendments to Standard’s articles of incorporation and the amendment to change the name of the surviving corporation to “Standard AVB Financial Corp.” require the prior approval of Standard’s shareholders. Approval of Proposals 2 through 5 by Standard’s shareholders is a condition that must be satisfied in order to require Allegheny to complete the merger. While Allegheny may also waive this condition to closing if all or some of Proposals 2 through 5 are not approved by Standard’s shareholders, it is not required to do so. Therefore, failure by Standard’s shareholders to approve Proposals 2 through 5 may lead to the termination of the merger agreement and merger. The amendments will become effective only upon the completion of the merger and are a condition to closing the merger. A true and correct copy of the proposed amendments to the articles of incorporation is set forth in Exhibit 5 to Annex A to this joint proxy statement/prospectus, which is incorporated in its entirety into this joint proxy statement/prospectus.

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The affirmative vote of a majority of the outstanding shares of common stock is required to approve and adopt these amendments.

Standard’s board of directors unanimously recommends a vote FOR Proposals 2, 3, 4 and 5 to amend Article 1 and adopt Article 14 of Standard’s articles of incorporation.

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Allegheny Proposal 2:
Advisory (Non-Binding) Vote on Golden Parachute Compensation

In accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the board of directors of Allegheny is providing its shareholders with the opportunity to cast an advisory vote on the “golden parachute” compensation, that is compensation based on or related to the proposed merger, payable to the named executive officers of Allegheny in connection with the merger, at the special meeting through the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to the named executive officers in connection with the merger, as disclosed in the table on page 76, together with the accompanying narrative discussion relating to the named executive officers’ golden parachute compensation and the agreements or understandings pursuant to which such compensation may be paid or become payable, as set forth in the section of this joint proxy statement/prospectus titled “Merger-Related Executive Compensation for Allegheny’s Named Executive Officers” is hereby APPROVED.”

The vote on this proposal is a vote separate and apart from the vote on the proposal to approve and adopt the merger agreement. Accordingly, you may vote to approve this proposal and not to approve and adopt the merger proposal, and vice versa. Because the vote is advisory in nature only, it will not be binding on either Allegheny or Allegheny Valley Bank of Pittsburgh regardless of whether the merger agreement is approved and adopted. Accordingly, as the compensation to be paid in connection with the merger is contractual with the executives, regardless of the outcome of this advisory vote, such compensation will be payable, subject only to the conditions applicable to such payment, if the merger agreement is approved and adopted and the merger is completed.

The Allegheny board of directors unanimously recommends that its shareholders vote FOR the proposal to approve, on an advisory basis, the compensation of the named executive officers of Allegheny that is based on or related to the proposed merger.

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Allegheny Proposal 3 AND STANDARD PROPOSAL 6:
Adjournment or Postponement of Special Meeting

In the event that either Standard or Allegheny does not have sufficient votes for a quorum or to approve and adopt the merger agreement at their special meetings of shareholders, they intend to adjourn or postpone their meetings to permit further solicitation of proxies. Standard and Allegheny can only use proxies they receive at the time of their special meeting to vote for adjournment or postponement, if necessary, by submitting the question of adjournment or postponement to shareholders as a separate matter for consideration.

The boards of directors of Standard and Allegheny recommend that their respective shareholders mark their proxy in favor of the adjournment or postponement proposal so that their proxy may be used to vote for adjournment or postponement if necessary. If shareholders properly execute their proxy, Standard and Allegheny will consider that those shareholders voted in favor of the adjournment or postponement proposal unless their proxy indicates otherwise. If Standard or Allegheny adjourn or postpone their special meeting, they will not give notice of the time and place of the adjourned or postponed meeting other than by an announcement of such time and place at their special meeting.

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ALLEGHENY PROPOSALS 4 THROUGH 7:
ADVISORY (NON-BINDING) VOTE REGARDING CERTAIN AMENDMENTS TO STANDARD’S ARTICLES OF INCORPORATION TO CHANGE THE CORPORATE NAME AND ADD NEW ARTICLE 14

As a closing condition to require Allegheny to complete the merger, Standard must amend its articles of incorporation to include a new Article 14 and to change the name of the surviving corporation to “Standard AVB Financial Corp.”, effective as of the closing of the merger. As each shareholder of Allegheny will become a shareholder of Standard upon completion of the merger transaction, the Standard and Allegheny boards are seeking input from Allegheny’s shareholders on the several amendments to Standard’s articles of incorporation.

The supermajority requirements of Article 14 with respect to material transactions, board member removal from the combined board and amendment of the articles of incorporation were introduced to ensure continuity and cohesiveness of the combined board and to foster cooperation in the years following the closing of the merger transaction. Article 14 was deemed by Allegheny to be an essential facet of the merger agreement and merger.

Specifically, Article 14 states:

“ARTICLE 14. Other Corporate Governance Matters.

“Notwithstanding anything to the contrary in these Articles or in the Bylaws of the Corporation, at the closing of the merger of the merger between Standard Financial Corp. (“Standard”) and Allegheny Valley Bancorp, Inc. (“Allegheny”) (the “closing of the merger”) and through two years thereafter (the “Two Year Period”), approval of at least 75% of the Board of Directors of the Corporation shall be required for the Corporation to engage in a transaction under the Pennsylvania Entity Transactions Law or the MGCL. Upon the second anniversary date of the closing of the merger and for three years thereafter, approval of at least 66 2/3% of the Board of Directors of the Corporation shall be required for the Corporation to engage in a transaction under the Pennsylvania Entity Transactions Law or the MGCL.

For the Two Year Period, approval of at least 75% of the Board of Directors of the Corporation shall be required to approve the removal of directors. Upon the second anniversary date of the closing of the merger and for three years thereafter, approval of at least 66 2/3% of the Board of Directors of the Corporation shall be required to approve the removal of directors.

For the Two Year Period, the provisions of this Article 14 may not be repealed, altered, or amended, in any respect whatsoever, unless such repeal, alteration, or amendment is approved by at least 75% of the Board of Directors of the Corporation. Upon the second anniversary date of the closing of the merger and for three years thereafter, approval of at least 66 2/3% of the Board of Directors of the Corporation shall be required to repeal, alter, or amend the provisions of this Article 14.”

Paragraph 1 of Article 14 provides that, for a period of two years following the completion of the merger, the board of directors of the surviving corporation must have at least 75% approval of the full board to engage in a merger transaction. Thereafter, from the second anniversary of the Standard and Allegheny merger and for a period of three years, the board of directors of the surviving corporation must have at least 66 2/3% approval of the full board to engage in a merger transaction.

Paragraph 2 of Article 14 provides that, for a period of two years following the completion of the merger, the board of directors of the surviving corporation must have at least 75% approval of the full board to remove a director from the board. Thereafter, from the second anniversary of the Standard and Allegheny merger and for a period of three years, the board of directors of the surviving corporation must have at least 66 2/3% approval of the full board to remove a director from the board.

Paragraph 3 of Article 14 provides that, for a period of two years following the completion of the merger, the board of directors of the surviving corporation must have at least 75% approval of the full board to repeal, alter or amend Article 14 of the articles of incorporation. Thereafter, from the second anniversary of the Standard and Allegheny merger and for a period of three years, the board of directors of the surviving corporation must have at least 66 2/3% approval of the full board to repeal, alter or amend Article 14 of the articles of incorporation.

In addition to the inclusion of new Article 14 as described above, Standard is proposing to amend Article 1 to the articles of incorporation so that the name of the surviving corporation will be “Standard AVB Financial Corp.” The new name is intended to provide shareholders with a sense of continuity and familiarity while preserving part of the historical significance of each company.

The vote on this proposal is a vote separate from the vote on the proposal to approve and adopt the merger agreement. Approval by Allegheny’s shareholders of the merger agreement and the transactions contemplated therewith is a condition to completion of the merger. Approval by Allegheny’s shareholders of the amendments to Standard’s articles of incorporation in proposals 4 through 7 is not a condition to completion of the merger. The votes received by Allegheny shareholders with respect to the amendments to Standard’s articles of incorporation are advisory and will not be binding on Allegheny or Standard (or the combined

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company that results from the merger) regardless of whether the merger agreement is approved and adopted. If Standard’s shareholders as of the Standard record date approve the amendments to the articles of incorporation, such amendments will be effective upon completion of the merger transaction.

For more information on the existing rights of Allegheny shareholders and their post-merger rights as shareholders of Standard, please see “Comparison of Shareholders Rights” beginning on page 153, and more specifically the effect of the proposed amendments to Article 14 of Standard’s articles of incorporation on those post-merger rights see “Comparison of Shareholders Rights — Removal of Directors”, “—Fundamental Changes to Corporation”, and “—Amendment of Articles of Incorporation”.

Allegheny's board of directors unanimously recommends a vote FOR proposals 4, 5, 6, and 7 to approve on an advisory (non-binding) basis to amend Standard’s articles of incorporation to change the corporate name and add new Article 14.

Experts

The consolidated financial statements of Standard, as of September 30, 2016 and 2015, and for the years then ended, appearing elsewhere in this joint proxy statement/prospectus and in the registration statement, have been included in reliance upon the report of S.R. Snodgrass, P.C., independent registered public accounting firm, which is included herein upon authority of S.R. Snodgrass, P.C. as experts in accounting and auditing.

The consolidated financial statements of Allegheny, as of December 31, 2015 and 2014, and for the years then ended, have been included herein in reliance upon the report of Baker Tilly Virchow Krause, LLP, independent auditors, which is included herein upon authority of Baker Tilly Virchow Krause, LLP as experts in accounting and auditing.

Legal Matters

The validity of the Standard common stock to be issued in the merger and certain other legal and certain tax matters relating to the merger are being passed upon for Standard by Luse Gorman, PC, Washington, D.C. Certain tax matters relating to the merger are being passed upon for Allegheny by Bybel Rutledge LLP, Lemoyne, Pennsylvania.

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Where You Can Find More Information

Standard filed a registration statement with the SEC under the Securities Act of 1933, as amended, relating to the Standard common stock offered to the Allegheny shareholders in connection with the merger. The registration statement contains additional information about the Standard common stock. You may read and copy the registration statement at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. That site is http://www.sec.gov. All information contained or incorporated by reference in these materials about Allegheny was supplied or verified by Allegheny. All information contained in these materials about Standard was supplied or verified by Standard.

Other Business

As of the date of this document, Standard’s and Allegheny’s boards of directors know of no matters that will be presented for consideration at either special meeting other than as described in this document. However, if any other matter ancillary to the conduct of the meeting properly comes before either special meeting or any adjournments or postponements thereof and is voted upon, the form of proxy confers authority to the individuals named as proxies therein to vote the shares represented by such proxies as to any such matters according to the recommendation of Standard’s and Allegheny’s management.

Shareholder Proposals

Standard Annual Meeting

If the shareholders of Standard and Allegheny approve and adopt the merger agreement, Standard will have its 2017 annual meeting of shareholders no later than December 31, 2017. Any shareholder who wishes to submit a proposal for inclusion in Standard’s proxy statement for its 2017 annual meeting of shareholders was required to deliver the proposal in writing to the Corporate Secretary, Standard Financial Corp., at Standard’s principal offices, not later than 80 days nor more than 90 days prior to the date of the annual meeting; provided, however, that if less than 90 days’ notice or prior public disclosure of the date of the meeting is given to shareholders, shareholder proposals must be delivered no later than the tenth day on which notice of the meeting was mailed to shareholders or such public disclosure was made.

Allegheny Annual Meeting

If the merger agreement is approved and adopted and the merger takes place, Allegheny will not have an annual meeting of its shareholders in 2017. If the merger does not take place and Allegheny does hold its 2017 annual meeting of shareholders, Allegheny’s bylaws provide that, in order for a shareholder to make nominations for the election of directors or proposals for business to be brought before the 2017 annual meeting, a shareholder must deliver notice of such nominations and/or proposals to the Corporate Secretary not less than 120 days prior to the date of any meeting of shareholders called for election of directors.

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Index to Consolidated Financial Statements of

Standard Financial Corp. and Subsidiaries

Index to Consolidated Financial Statements of

Allegheny Valley Bancorp, Inc. and Subsidiaries

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Standard Financial Corp.

Report on the Financial Statements

We have audited the accompanying consolidated statements of financial condition of Standard Financial Corp. and subsidiaries as of September 30, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for the years then ended. These consolidated financial statements and financial statement schedules are the responsibility of Standard Financial Corp.’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

Auditor’s Responsibility

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Standard Financial Corp. is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Standard Financial Corp.’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Standard Financial Corp. and subsidiaries as of September 30, 2016 and 2015, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Cranberry Township, Pennsylvania

December 8, 2016

S.R. Snodgrass, P.C. • 2009 Mackenzie Way, Suite 340 • Cranberry Township, Pennsylvania 16066 • Phone: 724-934-0344 • Fax: 724-934-0345

F-1

Standard Financial Corp.

Consolidated Statements of Financial Condition

(Dollars in thousands except share and per share data)

	September 30,
	2016	2015
ASSETS
Cash on hand and due from banks	$1,786	$2,325
Interest-earning deposits in other institutions	16,375	12,723
Cash and Cash Equivalents	18,161	15,048
Certificates of deposit	500	1,000
Investment securities available for sale	44,250	44,072
Mortgage-backed securities available for sale	19,653	26,745
Federal Home Loan Bank stock, at cost	3,161	3,308
Loans receivable, net of allowance for loan losses of $3,800 and $3,879	378,080	347,614
Loans held for sale	234	114
Foreclosed real estate	281	357
Office properties and equipment, net	3,155	3,293
Bank-owned life insurance	14,946	14,551
Goodwill	8,769	8,769
Core deposit intangible	-	15
Accrued interest receivable and other assets	4,029	3,671

TOTAL ASSETS	$495,219	$468,557
LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Deposits:
Demand, savings and club accounts	$231,378	$206,760
Certificate accounts	137,256	124,519
Total Deposits	368,634	331,279

Federal Home Loan Bank advances	48,856	56,140
Securities sold under agreements to repurchase	1,964	1,671
Advance deposits by borrowers for taxes and insurance	10	11
Securities purchased not settled	-	2,512
Accrued interest payable and other liabilities	2,743	2,667
TOTAL LIABILITIES	422,207	394,280
Stockholders’ Equity
Preferred stock, $0.01 par value per share, 10,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value per share, 40,000,000 shares authorized, 2,585,125 and 2,748,429 shares outstanding	26	27
Additional paid-in-capital	16,071	19,465
Retained earnings	58,810	56,792
Unearned Employee Stock Ownership Plan (ESOP) shares	(2,031)	(2,184)
Accumulated other comprehensive income	136	177

TOTAL STOCKHOLDERS’ EQUITY	73,012	74,277

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$495,219	$468,557

See accompanying notes to the consolidated financial statements.

F-2

Standard Financial Corp.

Consolidated Statements of Income

(Dollars in thousands except share and per share data)

	Years Ended September 30,
	2016	2015
Interest and Dividend Income
Loans, including fees	$14,430	$13,704
Mortgage-backed securities	423	598
Investment securities:
Taxable	374	492
Tax-exempt	816	916
Interest-earning deposits	34	3
Total Interest and Dividend Income	16,077	15,713

Interest Expense
Deposits	2,604	2,607
Federal Home Loan Bank advances	842	631
Securities sold under agreements to repurchase	2	2
Total Interest Expense	3,448	3,240

Net Interest Income	12,629	12,473

Provision for Loan Losses	105	-

Net Interest Income after Provision for Loan Losses	12,524	12,473

Noninterest Income
Service charges	1,632	1,718
Earnings on bank-owned life insurance	491	492
Net securities gains	117	213
Net loan sale gains	70	37
Annuity and mutual fund fees	201	340
Other income	198	266
Total Noninterest Income	2,709	3,066

Noninterest Expenses
Compensation and employee benefits	6,520	6,532
Data processing	462	440
Premises and occupancy costs	1,248	1,226
Core deposit amortization	15	168
Automatic teller machine expense	358	333
Federal deposit insurance	211	214
Other operating expenses	1,483	1,621
Merger related expenses	709	-
Total Noninterest Expenses	11,006	10,534

Income before Income Tax Expense	4,227	5,005

Income Tax Expense
Federal	930	1,313
State	263	158
Total Income Tax Expense	1,193	1,471

Net Income	$3,034	$3,534

Basic earnings per common share	$1.26	$1.40
Diluted earnings per common share	$1.22	$1.37
Cash dividends paid per common share	$0.42	$0.24
Basic weighted average shares outstanding	2,414,449	2,529,532

Diluted weighted average shares outstanding	2,493,256	2,580,337

See accompanying notes to the consolidated financial statements.

F-3

Standard Financial Corp.

Consolidated Statements of Comprehensive Income

(Dollars in thousands)

	Years Ended September 30,
	2016	2015

Net Income	$3,034	$3,534

Other comprehensive loss:
Unrealized (loss) gain on securities available for sale	300	(56)
Tax effect	(102)	19

Reclassification adjustment for gains realized in income	(117)	(213)
Tax effect	40	72

Change in unrecognized pension costs	(247)	(883)
Tax effect	85	300
Total other comprehensive loss	(41)	(761)

Total Comprehensive Income	$2,993	$2,773

See accompanying notes to the consolidated financial statements.

F-4

Standard Financial Corp.

Consolidated Statement of Changes in Stockholders’ Equity

(Dollars in thousands except share and per share data)

					Accumulated
		Additional		Unearned	Other	Total
	Common	Paid-In	Retained	ESOP	Comprehensive	Stockholders’
	Stock	Capital	Earnings	Shares	Income (Loss)	Equity

Balance, September 30, 2014	28	20,556	53,874	(2,337)	938	73,059
Net income	-	-	3,534	-	-	3,534
Other comprehensive loss	-	-	-	-	(761)	(761)
Stock repurchases (80,241 shares)	(1)	(1,737)	-	-	-	(1,738)
Cash dividends ($0.24 per share)	-	-	(616)	-	-	(616)
Excess tax benefits from stock based compensation	-	37	-	-	-	37
Compensation expense on stock awards	-	452	-	-	-	452
Compensation expense on ESOP	-	157	-	153	-	310
Balance, September 30, 2015	27	19,465	56,792	(2,184)	177	74,277
Net income	-	-	3,034	-	-	3,034
Other comprehensive loss	-	-	-	-	(41)	(41)
Stock repurchases (163,304 shares)	(1)	(4,110)	-	-	-	(4,111)
Cash dividends ($0.42 per share)	-	-	(1,016)	-	-	(1,016)
Excess tax benefits from stock based compensation	-	60	-	-	-	60
Compensation expense on stock awards	-	452	-	-	-	452
Compensation expense on ESOP	-	204	-	153	-	357

Balance, September 30, 2016	$26	$16,071	$58,810	$(2,031)	$136	$73,012

See accompanying notes to the consolidated financial statements.

F-5

Standard Financial Corp.

Consolidated Statements of Cash Flows

(Dollars in thousands)

	Years Ended September 30,
	2016	2015
Cash Flows from Operating Activities
Net income	$3,034	$3,534
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	253	730
Net gain on securities	(117)	(213)
Provision for loan losses	105	-
Origination of loans held for sale	(4,183)	(2,345)
Proceeds from sale of loans held for sale	4,133	2,268
Net loan sale gains	(70)	(37)
Compensation expense on ESOP	357	310
Compensation expense on stock awards	452	452
Deferred income taxes	21	293
Increase in accrued interest receivable and other assets	(358)	(180)
Earnings on bank-owned life insurance	(491)	(492)
Increase (decrease) in accrued interest payable and other liabilities	76	(628)
Excess tax benefits from stock based compensation	(60)	(37)
Other, net	(63)	196
Net Cash Provided by Operating Activities	3,089	3,851
Cash Flows from Investing Activities
Net increase in loans receivable	(30,792)	(35,884)
Purchases of certificates of deposit	(250)	(250)
Purchases of investment securities	(17,204)	(4,297)
Purchases of mortgage-backed securities	(3,104)	(4,238)
Proceeds from maturities of certificates of deposits	750	250
Proceeds from maturities/principal repayments/calls of investment securities	14,612	9,303
Proceeds from maturities/principal repayments/calls of mortgage-backed securities	4,967	5,770
Proceeds from sales of investment securities	415	11,068
Proceeds from sales of mortgage-backed securities	5,115	4,504
Purchase of Federal Home Loan Bank stock	(804)	(1,260)
Redemption of Federal Home Loan Bank stock	951	1,496
Proceeds from sales of foreclosed real estate	271	442
Purchases of office properties and equipment	(199)	(311)
Net Cash Used in Investing Activities	(25,272)	(13,407)
Cash Flows from Financing Activities
Net increase in demand, savings and club accounts	24,618	7,849
Net increase in certificate accounts	12,737	2,952
Net increase (decrease) in securities sold under agreements to repurchase	293	(557)
Repayments of Federal Home Loan Bank advances	(22,996)	(40,374)
Proceeds from new Federal Home Loan Bank advances	15,712	49,242
Decrease in advance deposits by borrowers for taxes and insurance	(1)	(3)
Excess tax benefits from stock based compensation	60	37
Dividends paid	(1,016)	(616)
Stock repurchases	(4,111)	(1,738)
Net Cash Provided by Financing Activities	25,296	16,792
Net Increase in Cash and Cash Equivalents	3,113	7,236
Cash and Cash Equivalents - Beginning	15,048	7,812
Cash and Cash Equivalents - Ending	$18,161	$15,048
Supplementary Cash Flows Information
Interest paid	$3,444	$3,217
Income taxes paid	$1,487	$962
Supplementary Schedule of Noncash Investing and Financing Activities
Foreclosed real estate acquired in settlement of loans	$221	$396

See accompanying notes to the consolidated financial statements.

F-6

Note 1 – Summary of Significant Accounting Policies

The following comprise the significant accounting policies, which Standard Financial Corp. and subsidiaries (the “Company”) follow in preparing and presenting their consolidated financial statements:

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Standard Financial Corp. (the “Company”) and its direct and indirect wholly owned subsidiaries, Standard Bank, PaSB (the “Bank”), and Westmoreland Investment Company. All significant intercompany accounts and transactions have been eliminated in consolidation. Standard Financial Corp. owns all of the outstanding shares of common stock of the Bank.

Nature of Operations

The Company’s primary asset is the stock of its wholly owned subsidiary, the Bank, a Pennsylvania-chartered state savings bank with deposits insured by the Federal Deposit Insurance Corporation (“FDIC”). The Bank is a retail-oriented financial institution, which offers traditional deposit and loan products through its nine offices in Allegheny, Westmoreland, and Bedford Counties of Pennsylvania and Allegany County of Maryland. Westmoreland Investment Company is a Delaware subsidiary, holding residential mortgage loans as the majority of its assets.

Financial Statements

The accompanying consolidated financial statements have been prepared on a September 30 fiscal-year basis. For regulatory and income tax reporting purposes, the Company reports on a December 31 calendar-year basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Statements of Financial Condition and the reported amounts of income and expense during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, obligations associated with the deferred benefit pension plan, valuation of deferred taxes, fair value of investments and mortgage-backed securities available for sale, and the valuation of intangible assets.

Significant Group Concentrations of Credit Risk

Most of the Bank’s activities are with customers located within Allegheny, Westmoreland, and Bedford Counties of Pennsylvania and Allegany County of Maryland. Notes 2 and 3 discuss the types of securities in which the Company invests. Note 4 details the types of lending in which the Company engages. The Company does not have any significant concentrations in any one industry or customer.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and due from banks, and interest-earning deposits in other institutions with original maturities of 90 days or less.

F-7

Note 1 – Summary of Significant Accounting Policies (Continued)

Investment and Mortgage-Backed Securities

The Company accounts for investment and mortgage-backed securities by classifying them into three categories: securities held to maturity; securities available for sale; and trading securities.

Securities held to maturity are carried at cost adjusted for amortization of premium and accretion of discount over the term of the related investments using the interest method.

Securities available for sale are carried at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income as a part of stockholders’ equity. Premiums and discounts are recognized in interest income using the interest method over the terms of the securities.

Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating the other-than-temporary impairment losses, management considers the length of time and the extent to which the fair value has been less than cost, the financial condition of the underlying issuer, the ability of the issuer to meet contractual obligations, and the intent to sell the security or whether it’s more likely than not that the Company would be required to sell the security before its anticipated recovery in market value. Realized gains and losses determined on the basis of the cost of the specific securities sold are reported in earnings.

Securities bought and held principally for the purpose of selling them in the near term are classified as trading and are reported at fair value, with unrealized gains and losses included in earnings.

Federal Home Loan Bank Stock

Federal law requires a member institution of the Federal Home Loan Bank system to hold stock of its district Federal Home Loan Bank according to a predetermined formula. The restricted stock is carried at cost and classified separately on the statement of financial condition.

The Bank is a member of the Federal Home Loan Bank of Pittsburgh (“FHLB”) and, as such, is required to maintain a minimum investment in stock of the FHLB that varies with the level of advances outstanding with the FHLB. The stock is bought from and sold to the FHLB based upon its $100 par value. The stock does not have a readily determinable fair value and, as such, is classified as restricted stock, carried at cost, and evaluated for impairment as needed. The stock’s value is determined by the ultimate recoverability of the par value rather than by recognizing temporary declines. The determination of whether the par value will ultimately be recovered is influenced by criteria such as the following: (a) the significance of the decline in net assets of the FHLB as compared with the capital stock amount and the length of time this situation has persisted, (b) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance, (c) the impact of legislative and regulatory changes on the customer base of the FHLB, and (d) the liquidity position of the FHLB. There was no impairment of the FHLB stock at September 30, 2016 or 2015.

Loans Receivable

Loans are stated at their unpaid principal balances net of deferred origination fees less the allowance for loan losses. Monthly payments are scheduled to include interest. Interest on loans is credited to income as earned. Interest earned on loans for which no payments were received during the month is accrued. An allowance is established for accrued interest deemed to be uncollectible, generally when a loan is 90 days or more delinquent. Such interest ultimately collected is credited to income in the period received. Amortization of premiums and accretion of discounts are recognized over the term of the loan as an adjustment to the loan’s yield using the interest method and cease when a loan becomes nonperforming. Loan origination fees, net of certain direct origination costs, are deferred and recognized over the contractual life of the related loan as a yield adjustment.

F-8

Note 1 – Summary of Significant Accounting Policies (Continued)

Allowance for Loan Losses

The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management’s periodic evaluation of the adequacy of the allowance is based on the Company’s past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions, and other relevant factors. This evaluation is inherently subjective, since it required estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general, and unallocated components. The specific component relates to loans that are classified as impaired. The general component covers nonclassified loans and is based on historical loss experience adjusted for qualitative factors.

Impaired loans are commercial and commercial real estate loans for which it is probable that we will not be able to collect all amounts due according to the contractual terms of the loan agreement. We individually evaluate such loans for impairment rather than aggregate loans by major risk classifications. The definition of impaired loans is not the same as the definition of non-accrual loans, although the two categories overlap. Factors considered in determining impairment include payment status and collateral value. The amount of impairment for these types of impaired loans is determined by the difference between the present value of the expected cash flows related to the loan, using current interest rates, and its recorded value. In the case of collateralized loans, the impairment is the difference between the fair value of the collateral and the recorded amount of the loan. When foreclosure is probable, impairment is measured based on the fair value of the collateral.

Mortgage loans on one- to four-family and construction properties, home equity loans and lines of credit and other loans are large groups of smaller balance homogeneous loans and are measured for impairment collectively. Loans that experience insignificant payment delays, which are defined as less than 90 days, generally are not classified as impaired. Management determines the significance of payment delays on a case-by-case basis, taking into consideration all circumstances surrounding the loan and the borrower including the length of the delay, the borrower’s prior payment record and the amount of shortfall in relation to the principal and interest owed.

Mortgage Loans Held for Sale and Mortgage Loan Servicing

Mortgage loans held for sale are valued at the lower of cost or fair value as determined by current investor yield requirements calculated on an aggregate basis. The Company acquires mortgage servicing rights through the origination and sale of mortgage loans. These rights are recognized as separate assets by allocating the total costs of the mortgage loans to the mortgage servicing rights and the loans (without the mortgage servicing rights) based on their relative fair values when the respective loans are sold.

The Company measures the impairment of the mortgage servicing rights based on their current fair value, estimated using discounted cash flows and prepayment assumptions. For purposes of measuring impairment, servicing rights are stratified by interest rates. If the carrying value of an individual stratum exceeds its fair value, a valuation allowance is established. No impairment reserves were deemed necessary as of September 30, 2016 and 2015.

Foreclosed Real Estate

Foreclosed real estate consists of property acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure. Foreclosed real estate is initially recorded at fair value, net of estimated selling costs, at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the assets are carried at the lower of cost or fair value minus estimated costs to sell. Revenues and expenses from operations and changes in the valuation allowance are included in earnings.

F-9

Note 1 – Summary of Significant Accounting Policies (Continued)

Office Properties and Equipment

Office properties and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed on the straight-line method over the estimated useful lives of the related assets. Estimated lives are 40 to 50 years for buildings and 3 to 10 years for furniture and equipment. Amortization of leasehold improvements is computed on the straight-line method over the shorter of the estimated useful life or term of the related lease.

Bank-Owned Life Insurance

The Company owns insurance on the lives of certain key employees. The policies were purchased to help offset the cost of increases in various fringe benefit plans, including healthcare. The cash surrender value of these policies is shown on the Consolidated Statements of Financial Condition, and any increases in the cash surrender value are recorded as noninterest income on the Consolidated Statements of Income, net of administrative expenses. In the event of the death of an insured individual under these policies, the Company would receive a death benefit.

Goodwill and Core Deposit Intangible

Goodwill represents the excess of the purchase price over the cost of net assets purchased. Goodwill is not amortized, but is evaluated for impairment. At least annually, management reviews goodwill and evaluates events or changes in circumstances that may indicate impairment in the carrying amount of goodwill. If the sum of the expected undiscounted future cash flows is less than the carrying amount of the net assets, an impairment loss will be recognized. Impairment, if any, is measured on a discounted future cash flow basis. For September 30, 2016 and 2015, no impairment existed; however, for any future period the Company determines that there has been impairment in the carrying value of goodwill, the Company would record a charge to earnings, which could have a material adverse effect on net income.

The Company had core deposit intangible assets relating to a 2006 acquisition. These intangible assets were amortized on a straight-line basis over a ten year period. The balance of core deposit intangibles was fully amortized during 2016 and at September 30, 2015 was $15,000, net of accumulated amortization of $2.1 million. Amortization expense of $15,000 and $168,000 was recorded in the years ended September 30, 2016 and 2015, respectively.

Pension Plan

The Bank maintains a noncontributory defined benefit pension plan covering employees whose benefits were frozen effective August 1, 2005. No future benefits are accrued, however the plan calls for benefits to be paid to eligible employees at retirement based primarily upon years of service with the Bank.

Income Taxes

Deferred taxes are provided on the liability method, whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Off-Balance Sheet Financial Instrument

In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit and letters of credit. Such financial instruments are recorded in the Consolidated Statements of Financial Condition when they are funded.

F-10

Note 1 – Summary of Significant Accounting Policies (Continued)

Advertising Expense

The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expense for the years ended September 30, 2016 and 2015 totaled $116,000 and $110,000, respectively, which is included in other operating expenses in the Consolidated Statements of Income.

Earnings per Share

Basic earnings per share (“EPS”) is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. The following table sets forth the computation of basic and diluted EPS for the years ended September 30, 2016 and 2015 (dollars in thousands except share and per share data):

	2016	2015
Net income available to common stockholders	$3,034	$3,534

Basic EPS:
Weighted average shares outstanding	2,414,449	2,529,532
Basic EPS	$1.26	$1.40

Diluted EPS:
Weighted average shares outstanding	2,414,449	2,529,532
Diluted effect of common stock equivalents	78,807	50,805
Total diluted weighted average shares outstanding	2,493,256	2,580,337
Diluted EPS	$1.22	$1.37

Options to purchase 278,075 shares of common stock with an exercise price of $16.50 were outstanding as of September 30, 2016 and 2015. Also, there were no anti-dilutive options as of September 30, 2016 and September 30, 2015.

As of September 30, 2016 and 2015, there were 18,550 and 40,810 shares of restricted stock outstanding, respectively, with a grant price of $16.50 not included in the computation of diluted earnings per common share because to do so would be anti-dilutive.

Reclassifications

Certain comparative amounts for the prior year have been reclassified to conform to current-year classifications. Such reclassifications had no effect on net income or stockholders’ equity.

F-11

Note 1 – Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements

In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. The amendments in this Update require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments in this Update apply to all entities that present a classified statement of financial position. For public business entities, the amendments in this Update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. For all other entities, the amendments in this Update are effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. The amendments in this Update may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. This Update is not expected to have a significant impact on the Company’s financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. This Update applies to all entities that hold financial assets or owe financial liabilities and is intended to provide more useful information on the recognition, measurement, presentation, and disclosure of financial instruments. Among other things, this Update (a) requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income; (b) simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment; (c) eliminates the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities; (d) eliminates the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; (e) requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; (f) requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments; (g) requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements; and (h) clarifies that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. For all other entities, including not-for-profit entities and employee benefit plans within the scope of Topics 960 through 965 on plan accounting, the amendments in this Update are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. All entities that are not public business entities may adopt the amendments in this Update earlier as of the fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s financial position or results of operations.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The standard requires lessees to recognize the assets and liabilities that arise from leases on the balance sheet.  A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term.  A short-term lease is defined as one in which (a) the lease term is 12 months or less and (b) there is not an option to purchase the underlying asset that the lessee is reasonably certain to exercise. For short-term leases, lessees may elect to recognize lease payments over the lease term on a straight-line basis. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2018, and interim periods within those years. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2019, and for interim periods within fiscal years beginning after December 15, 2020. The amendments should be applied at the beginning of the earliest period presented using a modified retrospective approach with earlier application permitted as of the beginning of an interim or annual reporting period. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s financial position or results of operations.

F-12

Note 1 – Summary of Significant Accounting Policies (Continued)

In March 2016, the FASB issued ASU 2016-04, Liabilities – Extinguishments of Liabilities (Subtopic 405-20). The standard provides that liabilities related to the sale of prepaid stored-value products within the scope of this Update are financial liabilities. The amendments in the Update provide a narrow-scope exception to the guidance in Subtopic 405-20 to require that breakage for those liabilities be accounted for consistent with the breakage guidance in Topic 606. The amendments in this Update are effective for public business entities, certain not-for-profit entities, and certain employee benefit plans for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. For all other entities, the amendments are effective for financial statements issued for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Earlier application is permitted, including adoption in an interim period. This Update is not expected to have a significant impact on the Company’s financial statements.

In March 2016, the FASB issued ASU 2016-05, Derivatives and Hedging (Topic 815). The amendments in this Update apply to all reporting entities for which there is a change in the counterparty to a derivative instrument that has been designated as a heading instrument under Topic 815. The standards in this Update clarify that a change in the counterparty to a derivative instrument that has been designated as the hedging instrument under Topic 815 does not, in and of itself, require designation of that hedging relationship provided that all other hedge accounting criteria continue to be met. For public business entities, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. For all other entities, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within fiscal years beginning after December 15, 2018. An entity has an option to apply the amendments in this Update on either a prospective basis or a modified retrospective basis. Early adoption is permitted, including adoption in an interim period. This Update is not expected to have a significant impact on the Company’s financial statements.

In March 2016, the FASB issued ASU 2016-06, Derivatives and Hedging (Topic 815). The amendments apply to all entities that are issuers of or investors in debt instruments (or hybrid financial instruments that are determined to have a debt host) with embedded call (put) options. The amendments in this Update clarify the requirements for assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt host. An entity performing the assessment under the amendments in this Update is required to assess the embedded call (put) options solely in accordance with the four-step decision sequence. For public business entities, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. For entities other than public business entities, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within fiscal years beginning after December 15, 2018. Early adoption is permitted, including adoption in an interim period. This Update is not expected to have a significant impact on the Company’s financial statements.

In March 2016, the FASB issued ASU 2016-07, Investments – Equity Method and Joint Ventures (Topic 323). The Update affects all entities that have an investment that becomes qualified for the equity method of accounting as a result of an increase in the level of ownership interest or degree of influence. The amendments in this Update eliminate the requirement that when an investment qualifies for use of the equity method as a result of an increase in the level of ownership interest or degree of influence, an investor must adjust the investment, results of operations, and retained earnings retroactively on a step-by-step basis as if the equity method had been in effect during all previous periods that the investment had been held. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. Therefore, upon qualifying for the equity method of accounting, no retroactive adjustment of the investment is required. The amendments in this Update require that an entity that has an available-for-sale equity security that becomes qualified for the equity method of accounting recognize through earnings the unrealized holding gain or loss in accumulated other comprehensive income at the date the investment becomes qualified for use of the equity method. The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The amendments should be applied prospectively upon their effective date to increases in the level of ownership interest or degree of influence that result in the adoption of the equity method. Earlier application is permitted. This Update is not expected to have a significant impact on the Company’s financial statements.

F-13

Note 1 – Summary of Significant Accounting Policies (Continued

In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606). The amendments in this Update affect entities with transactions included within the scope of Topic 606, which includes entities that enter into contracts with customers to transfer goods or services (that are an output of the entity’s ordinary activities) in exchange for consideration. The amendments in this Update do not change the core principle of the guidance in Topic 606; they simply clarify the implementation guidance on principal versus agent considerations. The amendments in this Update are intended to improve the operability and understandability of the implementation guidance on principal versus agent considerations. The amendments in this Update affect the guidance in ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which is not yet effective. The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements of Update 2014-09. ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, defers the effective date of Update 2014-09 by one year. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s financial position or results of operations.

In March 2016, the FASB issued ASU 2016-09, Compensation – Stock Compensation (Topic 718). The amendments in this Update affect all entities that issue share-based payment awards to their employees. The standards in this Update provide simplification for several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as with equity or liabilities, and classification on the statement of cash flows. Some of the areas for simplification apply only to nonpublic entities. In addition to those simplifications, the amendments eliminate the guidance in Topic 718 that was indefinitely deferred shortly after the issuance of FASB Statement No. 123 (revised 2004), Share-Based Payment. This should not result in a change in practice because the guidance that is being superseded was never effective. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. For all other entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for any entity in any interim or annual period. This Update is not expected to have a significant impact on the Company’s financial statements.

In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606). The amendments in this Update affect entities with transactions included within the scope of Topic 606, which includes entities that enter into contracts with customers to transfer goods or services in exchange for consideration. The amendments in this Update do not change the core principle for revenue recognition in Topic 606. Instead, the amendments provide (1) more detailed guidance in a few areas and (2) additional implementation guidance and examples based on feedback the FASB received from its stakeholders. The amendments are expected to reduce the degree of judgment necessary to comply with Topic 606, which the FASB expects will reduce the potential for diversity arising in practice and reduce the cost and complexity of applying the guidance. The amendments in this Update affect the guidance in ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which is not yet effective. The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements in Topic 606 (and any other Topic amended by Update 2014-09). ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, defers the effective date of Update 2014-09 by one year. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s financial position or results of operations.

In May 2016, the FASB issued ASU 2016-11, Revenue Recognition (Topic 605) and Derivative and Hedging (Topic 815), which rescinds SEC paragraphs pursuant to two SEC Staff Announcements at the March 3, 2016, Emerging Issues Task Force meeting. This Update did not have a significant impact on the Company’s financial statements.

In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606), which among other things clarifies the objective of the collectability criterion in Topic 606, as well as certain narrow aspects of Topic 606. The amendments in this Update affect the guidance in ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which is not yet effective. The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements for Topic 606 (and any other Topic amended by Update 2014-09). ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, defers the effective date of Update 2014-09 by one year. This Update is not expected to have a significant impact on the Company’s financial statements.

F-14

Note 1 – Summary of Significant Accounting Policies (Continued)

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which changes the impairment model for most financial assets. This Update is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. The underlying premise of the Update is that financial assets measured at amortized cost should be presented at the net amount expected to be collected, through an allowance for credit losses that is deducted from the amortized cost basis. The allowance for credit losses should reflect management’s current estimate of credit losses that are expected to occur over the remaining life of a financial asset. The income statement will be effected for the measurement of credit losses for newly recognized financial assets, as well as the expected increases or decreases of expected credit losses that have taken place during the period. ASU 2016-13 is effective for annual and interim periods beginning after December 15, 2019, and early adoption is permitted for annual and interim periods beginning after December 15, 2018. With certain exceptions, transition to the new requirements will be through a cumulative effect adjustment to opening retained earnings as of the beginning of the first reporting period in which the guidance is adopted. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s financial position or results of operations.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”), which addresses eight specific cash flow issues with the objective of reducing diversity in practice. Among these include recognizing cash payments for debt prepayment or debt extinguishment as cash outflows for financing activities; cash proceeds received from the settlement of insurance claims should be classified on the basis of the related insurance coverage; and cash proceeds received from the settlement of bank-owned life insurance policies should be classified as cash inflows from investing activities while the cash payments for premiums on bank-owned policies may be classified as cash outflows for investing activities, operating activities, or a combination of investing and operating activities. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity that elects early adoption must adopt all of the amendments in the same period. The amendments in this Update should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s statement of cash flows.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”), which addresses eight specific cash flow issues with the objective of reducing diversity in practice. Among these include recognizing cash payments for debt prepayment or debt extinguishment as cash outflows for financing activities; cash proceeds received from the settlement of insurance claims should be classified on the basis of the related insurance coverage; and cash proceeds received from the settlement of bank-owned life insurance policies should be classified as cash inflows from investing activities while the cash payments for premiums on bank-owned policies may be classified as cash outflows for investing activities, operating activities, or a combination of investing and operating activities. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity that elects early adoption must adopt all of the amendments in the same period. The amendments in this Update should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s statement of cash flows.

F-15

Note 1 – Summary of Significant Accounting Policies (Continued

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740) (“ASU 2016-16”), which requires recognition of current and deferred income taxes resulting from an intra-entity transfer of any asset (excluding inventory) when the transfer occurs. Consequently, the amendments in this Update eliminate the exception for an intra-entity transfer of an asset other than inventory. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, including interim periods within those annual reporting periods. For all other entities, the amendments are effective for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual periods beginning after December 15, 2019. Early adoption is permitted for all entities as of the beginning of an annual reporting period for which financial statements (interim or annual) have not been issued or made available for issuance. That is, earlier adoption should be in the first interim period if an entity issues interim financial statements. The amendments in this Update should be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. This Update is not expected to have a significant impact on the Company’s financial statements.

In October 2016, the FASB issued ASU 2016-17, Consolidation (Topic 810) (“ASU 2016-17”), which amends the consolidation guidance on how a reporting entity that is the single decision maker of a VIE should treat indirect interests in the entity held through related parties that are under common control with the reporting entity when determining whether it is the primary beneficiary of that VIE. The primary beneficiary of a VIE is the reporting entity that has a controlling financial interest in a VIE and, therefore, consolidates the VIE. A reporting entity has an indirect interest in a VIE if it has a direct interest in a related party that, in turn, has a direct interest in the VIE. Under the amendments, a single decision maker is not required to consider indirect interests held through related parties that are under common control with the single decision maker to be the equivalent of direct interests in their entirety. Instead, a single decision maker is required to include those interests on a proportionate basis consistent with indirect interests held through other related parties. This Update is not expected to have a significant impact on the Company’s financial statements.

In October 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230) (“ASU 2016-18”), which requires that a statement of cash flows explains the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The amendments in this Update should be applied using a retrospective transition method to each period presented. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s statement of cash flows.

F-16

Note 2 – Investment Securities

Investment securities available for sale at September 30, 2016 and 2015 are as follows (dollars in thousands):

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
September 30, 2016:
U.S. government and agency obligations due:
Beyond 1 year but within 5 years	$10,000	$32	$(5)	$10,027
Corporate bonds due:
Beyond 1 year but within 5 years	2,032	-	(7)	2,025
Beyond 5 years but within 10 years	507	2	-	509
Municipal obligations due:
1 year or less	978	12	-	990
Beyond 1 year but within 5 years	3,784	294	-	4,078
Beyond 5 years but within 10 years	12,144	417	-	12,561
Beyond 10 years	11,769	185	(38)	11,916
Equity securities	2,052	207	(115)	2,144

	$43,266	$1,149	$(165)	$44,250

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
September 30, 2015:
U.S. government and agency obligations due:
Beyond 1 year but within 5 years	$9,000	$11	$(46)	$8,965
Beyond 5 years but within 10 years	2,000	-	(27)	1,973
Corporate bonds due:
1 year or less	1,000	14	-	1,014
Beyond 1 year but within 5 years	509	-	(4)	505
Municipal obligations due:
1 year or less	640	7	-	647
Beyond 1 year but within 5 years	1,992	67	-	2,059
Beyond 5 years but within 10 years	22,010	719	(28)	22,701
Beyond 10 years	4,162	-	-	4,162
Equity securities	2,073	150	(177)	2,046

	$43,386	$968	$(282)	$44,072

F-17

Note 2 – Investment Securities (Continued)

The following table shows the fair value and gross unrealized losses on investment securities and the length of time that the securities have been in a continuous unrealized loss position at September 30, 2016 and 2015 (dollars in thousands):

	September 30, 2016
	Less than 12 Months		12 Months or More		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses

U.S. government and agency obligations	$1,995	$(5)	$-	$-	$1,995	$(5)
Corporate bonds	1,021	(7)	-	-	1,021	(7)
Municipal obligations	2,803	(38)	-	-	2,803	(38)
Equity securities	171	(13)	570	(102)	741	(115)

Total	$5,990	$(63)	$570	$(102)	$6,560	$(165)

	September 30, 2015
	Less than 12 Months		12 Months or More		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses

U.S. government and agency obligations	$-	$-	$8,927	$(73)	$8,927	$(73)
Corporate bonds	505	(4)	-	-	505	(4)
Municipal obligations	2,008	(28)	-	-	2,008	(28)
Equity securities	711	(143)	298	(34)	1,009	(177)
	$3,224	$(175)	$9,225	$(107)	$12,449	$(282)

At September 30, 2016, the Company held 32 securities in an unrealized loss position. The decline in the fair value of these securities resulted primarily from the commodity price volatility of oil and interest rate fluctuations. The Company does not intend to sell these securities nor is it more likely than not that the Company would be required to sell these securities before their anticipated recovery and the Company believes the collection of the investment and related interest is probable. Based on this, the Company considers all of the unrealized losses to be temporary impairment losses.

For the year ended September 30, 2016, gains on sales of investment securities totaled $87,000 and $52,000 in losses with total proceeds from sales $415,000. For the year ended September 30, 2015, gains on sales of investment securities totaled $221,000 and $83,000 in losses with total proceeds from sales of $11.1 million. At September 30, 2016, and 2015, no securities were held in the trading portfolio. Investment securities with a carrying value of $25.9 million and $14.1 million were pledged to secure repurchase agreements and public funds accounts at September 30, 2016 and 2015, respectively.

F-18

Note 3 – Mortgage-Backed Securities

Mortgage-backed securities available for sale of September 30, 2016 and 2015 are as follows (dollars in thousands):

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
September 30, 2016:
Government pass-throughs:
Ginnie Mae	$5,695	$37	$(17)	$5,715
Fannie Mae	5,806	211	-	6,017
Freddie Mac	6,051	113	-	6,164
Private pass-throughs	87	-	-	87
Collateralized mortgage obligations	1,663	$9	$(2)	$1,670

	$19,302	$370	$(19)	$19,653

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
September 30, 2015:
Government pass-throughs:
Ginnie Mae	$3,845	$29	$(10)	$3,864
Fannie Mae	12,766	361	-	13,127
Freddie Mac	7,462	99	(24)	7,537
Private pass-throughs	96	-	(1)	95
Collateralized mortgage obligations	2,110	18	(6)	2,122

	$26,279	$507	$(41)	$26,745

The following table shows the fair value and gross unrealized losses on mortgage-backed securities and the length of time that the securities have been in a continuous unrealized loss position at September 30, 2016 and 2015 (dollars in thousands)

	September 30, 2016
	Less than 12 Months		12 Months or More		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
Government pass-throughs:
Ginnie Mae	$2,748	(6)	1,313	(11)	4,061	$(17)
Collateralized mortgage obligations	-	-	604	(2)	604	(2)

Total	$2,748	$(6)	$1,917	$(13)	$4,665	$(19)

	September 30, 2015
	Less than 12 Months		12 Months or More		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
Government pass-throughs:
Ginnie Mae	$-	$-	$1,691	$(10)	$1,691	$(10)
Freddie Mac	3,961	(24)	-	-	3,961	(24)
Private pass-throughs	-	-	95	(1)	95	(1)
Collateralized mortgage obligations	-	-	753	(6)	753	(6)

Total	$3,961	$(24)	$2,539	$(17)	$6,500	$(41)

F-19

Note 3 – Mortgage-Backed Securities (Continued)

At September 30, 2016, the Company held 2 mortgage-backed securities in an unrealized loss position. The decline in the fair value of these securities resulted primarily from interest rate fluctuations. The Company does not intend to sell these securities nor is it more likely than not that the Company would be required to sell these securities before their anticipated recovery and the Company believes the collection of the investment and related interest is probable. Based on this, the Company considers all of the unrealized losses to be temporary impairment losses.

For the year ended September 30, 2016, gains on sales of mortgage-backed securities totaled $82,000 with total proceeds from sales of $5.0 million. For the year ended September 30, 2015, gains on sales of mortgage-backed securities totaled $87,000 and losses of $12,000 with total proceeds from sales of $4.5 million. Mortgage-backed securities with a carrying value of $6.5 million and $1.5 million were pledged to secure repurchase agreements and public funds accounts at September 30, 2016 and 2015, respectively.

Note 4 – Loans Receivable

Loans receivable at September 30, 2016 and 2015 and the method the Company uses to evaluate these loans within their allowance for loan losses are summarized as follows (dollars in thousands):

	Real Estate Loans
	One-to-four-		Home
	family	Commercial	Equity Loans
	Residential and	Real	and Lines		Other
	Construction	Estate	of Credit	Commercial	Loans	Total
September 30, 2016:
Collectively evaluated for impairment	$167,512	$119,412	$79,157	$14,779	$553	$381,413
Individually evaluated for impairment	-	467	-	-	-	467
Total loans before allowance for loan losses	$167,512	$119,879	$79,157	$14,779	$553	$381,880

September 30, 2015:
Collectively evaluated for impairment	$142,177	$113,591	$82,254	$12,035	$824	$350,881
Individually evaluated for impairment	-	612	-	-	-	612
Total loans before allowance for loan losses	$142,177	$114,203	$82,254	$12,035	$824	$351,493

Total loans at September 30, 2016 were net of deferred loan costs of $150,000 and at September 30, 2015 were net of deferred loan costs of $64,000. The Company’s primary business activity is with customers located within its local trade area. Although the Company has a diversified loan portfolio at September 30, 2016 and 2015, loans outstanding to individual and businesses are dependent upon the local economic conditions in its immediate trade area.

The segments of the Bank’s loan portfolio are disaggregated to a level that allows management to monitor risk and performance. Real estate loans are disaggregated into three categories which include one-to-four family residential (including residential construction loans), commercial real estate (which are primarily first liens) and home equity loans and lines of credit (which are generally second liens). The commercial loan segment consists of loans made for the purpose of financing the activities of

F-20

Note 4 – Loans Receivable (Continued)

commercial customers and are typically not collateralized by real estate. Other loans consist of automobile loans, consumer loans and loans secured by savings accounts. The portfolio segments utilized in the calculation of the allowance for loan losses are disaggregated at the same level that management uses to monitor risk in the portfolio. Therefore, the portfolio segments and classes of loans are the same.

Management evaluates individual loans in the commercial and commercial real estate loan segments for possible impairment if the loan is in nonaccrual status or is risk rated substandard, doubtful or loss and is greater than 90 days past due. Loans are considered to be impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the original contractual terms of the loan agreement. Factors considered by management in evaluating impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. The Company does not separately evaluate individual consumer and residential real estate loans for impairment, unless such loans are part of a larger relationship that is impaired, or are classified as a troubled debt restructuring (“TDR”). Once the determination has been made that a loan is impaired, the determination of whether a specific allocation of the allowance is necessary is measured by comparing the recorded investment in the loan to the fair value of the loan using one of three methods: (a) the present value of expected future cash flows discounted at the loan’s effective interest rate; (b) the loan’s observable market price; or (c) the fair value of the collateral less selling costs. The method is selected on a loan-by loan basis, with management primarily utilizing the fair value of collateral method. The evaluation of the need and amount of a specific allocation of the allowance and whether a loan can be removed from impairment status is made on a quarterly basis. The Company’s policy for recognizing interest income on impaired loans does not differ from its overall policy for interest recognition.

Consistent with accounting and regulatory guidance, the Company recognizes a TDR when the Bank, for economic or legal reasons related to a borrower’s financial difficulties, grants a concession to the borrower that would not normally be considered. Regardless of the form of concession granted, the Company’s objective in offering a TDR is to increase the probability of repayment of the borrower’s loan. The Company did not modify any loans as TDRs during years ended September 30, 2016 or 2015 nor did it have any TDRs within the preceding year where a concession had been made that then defaulted during 2016 or 2015.

The following table presents impaired loans by class, segregated by those for which a specific allowance was required and those for which a specific allowance was not necessary at September 30, 2016 and 2015 (dollars in thousands):

	Impaired Loans With Allowance		Impaired Loans Without Allowance	Total Impaired Loans
	Recorded	Related	Recorded	Recorded	Unpaid Principal
	Investment	Allowance	Investment	Investment	Balance
September 30, 2016:
Commercial real estate	$-	$-	$467	$467	$467

September 30, 2015:
Commercial real estate	$-	$-	$612	$612	$612

F-21

Note 4 – Loans Receivable (Continued)

The following table presents the average recorded investment in impaired loans and related interest income recognized for the years ended September 30, 2016 and 2015 (dollars in thousands):

	2016	2015
Average investment in impaired loans:
Commercial real estate	$677	$499
Commercial	6	198
Total average investment in impaired loans	$683	$697

Interest income recognized on impaired loans:
Accrual basis	$12	$21

Interest income forgone on non-accrual loans was $24,000 and $16,000 for the years ended September 30, 2016 and 2015, respectively.

To help ensure that risk ratings are accurate and reflect the present and future capacity of borrowers to repay a loan as agreed, the Bank has a structured loan rating process with several layers of internal and external oversight. Generally, consumer, residential real estate loans, home equity loans, and lines of credit are included in the pass category unless a specific action, such as delinquency greater than 90 days, bankruptcy, repossession, or death occurs to raise awareness of a possible credit event. The Bank’s commercial loan officers are responsible for the timely and accurate risk rating of the loans in their portfolios at origination and on an ongoing basis. An annual loan review is performed for all commercial real estate and commercial loans for all commercial relationships greater than $500,000. The Bank engages an external consultant to conduct loan reviews on at least an annual basis. Generally, the external consultant reviews commercial relationships greater than $500,000 and all criticized relationships. Loans in the special mention, substandard or doubtful categories that are collectively evaluated for impairment are given separate consideration in the determination of the loan loss allowance.

The loan rating categories utilized by management generally follow bank regulatory definitions. The special mention category includes assets that are currently protected but are potentially weak, resulting in an undue and unwarranted credit risk, but not to the point of justifying a substandard classification. Loans in the substandard category have well-defined weaknesses that jeopardize the liquidation of the debt, and have a distinct possibility that some loss will be sustained if the weaknesses are not corrected. All loans greater than 90 days past due are considered substandard. Assets classified as doubtful have all of the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses present make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. Assets (or portions of assets) classified as loss are those considered uncollectible and of such little value that their continuance as assets is not warranted and are charged off against the loan loss allowance. The pass category includes all loans not considered special mention, substandard, doubtful or loss.

F-22

Note 4 – Loans Receivable (Continued)

The following table presents the classes of the loan portfolio summarized by the aggregate pass and the criticized categories of special mention, substandard and doubtful within the internal risk rating system as of September 30, 2016 and 2015 (dollars in thousands):

		Special
	Pass	Mention	Substandard	Doubtful	Total
September 30, 2016:
First mortgage loans:
One-to-four-family residential and construction	$166,996	$-	$516	$-	$167,512
Commercial real estate	119,412	-	467	-	119,879
Home equity loans and lines of credit	79,084	-	73	-	79,157
Commercial loans	14,779	-	-	-	14,779
Other loans	553	-	-	-	553
Total	$380,824	$-	$1,056	$-	$381,880

September 30, 2015:
First mortgage loans:
One-to-four-family residential and construction	$141,603	$-	$574	$-	$142,177
Commercial real estate	113,591	-	612	-	114,203
Home equity loans and lines of credit	82,158	-	96	-	82,254
Commercial loans	12,035	-	-	-	12,035
Other loans	824	-	-	-	824
Total	$350,211	$-	$1,282	$-	$351,493

F-23

Note 4 – Loans Receivable (Continued)

Management further monitors the performance and credit quality of the loan portfolio by analyzing the age of the portfolio as determined by the length of time a recorded payment is past due. At September 30, 2016 and 2015, there were no loans on non-accrual that were less than 90 days past due. The following table presents the classes of the loan portfolio summarized by the aging categories of performing loans and nonaccrual loans as of September 30, 2016 and 2015 (dollars in thousands):

		30-59 Days	60-89 Days	Non-Accrual	90 Days Past	Total
	Current	Past Due	Past Due	(90 Days+)	Due & Accruing	Loans
September 30, 2016:
First mortgage loans:
One-to-four-family residential and construction	$166,136	$566	$294	$516	$-	$167,512
Commercial real estate	119,638	80	61	100	-	119,879
Home equity loans and lines of credit	78,888	115	81	73	-	79,157
Commercial loans	14,779	-	-	-	-	14,779
Other loans	550	3	-	-	-	553
Total	$379,991	$764	$436	$689	$-	$381,880

September 30, 2015:
First mortgage loans:
One-to-four-family residential and construction	$140,189	$1,039	$375	$574	$-	$142,177
Commercial real estate	113,647	52	504	-	-	114,203
Home equity loans and lines of credit	81,857	301	-	96	-	82,254
Commercial loans	12,012	18	5	-	-	12,035
Other loans	816	3	-	5	-	824
Total	$348,521	$1,413	$884	$675	$-	$351,493

An allowance for loan losses (“ALL”) is maintained to absorb losses from the loan portfolio. The ALL is based on management’s continuing evaluation of the risk characteristics and credit quality of the loan portfolio, assessment of current economic conditions, diversification and size of the portfolio, adequacy of collateral, past and anticipated loss experience, and the amount of non-performing loans.

Loans that are collectively evaluated for impairment are analyzed with general allowances being made as appropriate. For general allowances, historical loss trends are used in the estimation of losses in the current portfolio. Management uses the Bank’s historical loss amounts and has made reclassifications in the ALL between loan segments. The historical net charge-off activity for the loan segments are adjusted for other qualitative factors. Pass rated credits are segregated from criticized credits for the application of qualitative factors. Loans in the criticized pools, which possess certain qualities or characteristics that may lead to collection and loss issues, are closely monitored by management and subject to additional qualitative factors.

Management has identified a number of additional qualitative factors which it uses to supplement the historical charge-off factor because these factors are likely to cause estimated credit losses associated with the existing loan pools to differ from historical loss experience. The additional factors are evaluated using information obtained from internal, regulatory, and governmental sources such as national and local economic trends and conditions; levels of and trends in delinquency rates and non-accrual loans; trends in volumes and terms of loans; effects of changes in lending policies; value of underlying collateral; and concentrations of credit from a loan type, industry and/or geographic standpoint.

Management reviews the loan portfolio on a quarterly basis using a defined, consistently applied process in order to make appropriate and timely adjustments to the ALL. When information confirms all or part of specific loans to be uncollectible, these amounts are promptly charged off against the ALL. Management utilizes an internally developed spreadsheet to track and apply the various components of the allowance.

F-24

Note 4 – Loans Receivable (Continued)

The following table summarizes the primary segments of the ALL, segregated into the amount required for loans individually evaluated for impairment and the amount required for loans collectively evaluated for impairment as of September 30, 2016 and 2015, as well as the activity in the ALL for years ended September 30, 2016 and 2015 (dollars in thousands):

	Real Estate Loans
	One-to-four-		Home
	family	Commercial	Equity Loans
	Residential and	Real	and Lines		Other
	Construction	Estate	of Credit	Commercial	Loans	Total

Balance at September 30, 2015	$1,122	$1,867	$457	$411	$22	$3,879
Charge-offs	(70)	(93)	(4)	(43)	(23)	(233)
Recoveries	8	7	9	18	7	49
Provision	190	5	85	(175)	-	105

Balance at September 30, 2016	$1,250	$1,786	$547	$211	$6	$3,800

Evaluated for Impairment:
Individually	$-	$-	$-	$-	$-	$-
Collectively	$1,250	$1,786	$547	$211	$6	$3,800

Balance at September 30, 2014	$1,110	$1,770	$418	$595	$26	$3,919
Charge-offs	(162)	(9)	(70)	(54)	(24)	(319)
Recoveries	74	6	9	190	-	279
Provision	100	100	100	(320)	20	-

Balance at September 30, 2015	$1,122	$1,867	$457	$411	$22	$3,879

Evaluated for Impairment:
Individually	$-	$-	$-	$-	$-	$-
Collectively	$1,122	$1,867	$457	$411	$22	$3,879

The Bank has experienced significant loan growth during the year ended September 30, 2016, therefore a provision for loan loss was recorded. In addition, the provision was reallocated between the various loan categories. The decrease in the commercial loan ALL balance was due to the continued improvement in the credit quality of commercial loans. The ALL is based on estimates and actual losses will vary from current estimates. Management believes that the granularity of the homogeneous pools and the related historical loss ratios and other qualitative factors, as well as the consistency in the application of assumptions, result in an ALL that is representative of the risk found in the components of the loan portfolio at any given date.

As of September 30, 2016, the Company had $281,000 of foreclosed residential real estate property obtained by physical possession and $199,000 of consumer mortgage loans secured by residential real estate properties for which foreclosure proceedings are in process according to local jurisdictions.

Loans serviced for others were $25.4 million and $24.2 million, at September 30, 2016 and 2015, respectively. These loans serviced for others are not assets of the Company and are appropriately excluded from the Company’s consolidated financial statements. Mortgage servicing rights were $146,000 and $134,000 at September 30, 2016 and 2015, respectively, and are included on the Consolidated Statements of Financial Condition in other assets. Mortgage servicing rights are recorded by allocating the total cost of acquired mortgage loans to the mortgage servicing rights and the loans (without the mortgage servicing rights) based on their relative fair values. Mortgage servicing rights are deferred and amortized in proportion to and over the period of estimated net service fee income. The estimated fair value of mortgage servicing rights was $211,000 and $238,000, at

F-25

Note 4 – Loans Receivable (Continued)

September 30, 2016 and 2015, respectively, based on the present value of expected, future cash flows using a market discount rate. The Company periodically evaluates its mortgage servicing rights for impairment based on the fair value of those rights.

Impairment, if any, would be recognized through a valuation allowance for each loan portfolio stratum for the recorded amount that exceeds fair value. Strata are defined based on predominant risk characteristics of the underlying loans such as loan type and within type, by loan rate intervals. No impairment reserves were deemed necessary as of September 30, 2016 and 2015.

Note 5 – Office Properties and Equipment

Office properties and equipment at September 30, 2016 and 2015 are summarized by major classifications as follows (dollars in thousands):

	2016	2015

Land	$1,104	$1,104
Office buildings and improvements	5,749	5,655
Furniture, fixtures, and equipment	1,922	1,960
Total, at Cost	8,775	8,719
Accumulated depreciation and amortization	(5,620)	(5,426)
	$3,155	$3,293

Depreciation and amortization expense was $337,000 and $317,000 for the years ended September 30, 2016 and 2015, respectively. Rent expense was $93,000 and $91,000 for the years ended September 30, 2016 and 2015, respectively. Future minimum lease payments under rental agreements are $90,000 in 2017 through 2020.

Note 6 – Deposits

Deposit balances at September 30, 2016 and 2015 are summarized as follows (dollars in thousands):

	2016		2015
	Amount	Percent	Amount	Percent

Savings accounts	$102,393	27.8%	$105,713	31.9%
Demand and NOW accounts, including non-interest bearing deposits of $43,508 in 2016 and $33,700 in 2015	103,094	28.0	91,217	27.5
Money market accounts	25,891	7.0	9,830	3.0
	231,378	62.8	206,760	62.4
Certificates of deposit:
0.00 to 1.99%	96,056	26.1	77,790	23.5
2.00 to 3.99%	40,001	10.8	41,086	12.4
4.00 to 5.99%	1,199	0.3	5,643	1.7
	137,256	37.2	124,519	37.6

	$368,634	100.0%	$331,279	100.0%

F-26

Note 6 – Deposits (Continued)

A summary of certificate accounts by maturity at September 30, 2016, is as follows (dollars in thousands):

2016

One year or less	$18,026
One to two years	31,109
Two to three years	27,514
Three to four years	19,865
Four to five years	14,045
After five years	26,697

$137,256

A summary of certificate accounts by maturity at September 30, 2016, over $100,000 is as follows (dollars in thousands):

2016

Maturity within 3 months	$754
Maturity from 3 to 6 months	1,518
Maturity from 6 to 12 months	2,798
Greater than 12 months	49,250

$54,320

Interest expense by deposit category for the years ended September 30, 2016 and 2015, is as follows (dollars in thousands):

	2016	2015

NOW accounts	$86	$77
Money market accounts	44	8
Savings and club accounts	146	168
Certificates accounts	2,328	2,354

	$2,604	$2,607

The aggregate amount of time certificates of deposit including Individual Retirement Accounts with a minimum denomination of $250,000 at September 30, 2016 and 2015 is $12.4 million and $10.4 million, respectively.

F-27

Note 7 – Federal Home Loan Bank Advances

Advances from the FHLB of Pittsburgh are collateralized by certain qualifying collateral such as loans, with weighted-average collateral values determined by the FHLB equal to at least the unpaid amount of outstanding advances. At September 30, 2016 and 2015, advances from the FHLB consisted of the following (dollars in thousands):

Note 7 – Federal Home Loan Bank Advances (Continued)

Stated Maturity	Rate	2016	2015
10/5/2015	6.51	-	15
2/29/2016	0.84	-	4,002
3/28/2016	0.62	-	2,500
8/8/2016	0.60	-	2,762
3/20/2017	0.68	2,377	2,377
7/17/2017	0.66	842	1,846
8/25/2017	1.23	4,000	4,000
6/11/2018	0.92	2,609	4,082
6/22/2018	1.26	1,805	1,805
11/13/2018	1.65	3,000	3,000
1/22/2019	1.25	3,436	4,879
6/24/2019	1.63	1,805	1,805
11/12/2019	1.91	3,152	3,152
1/8/2020	1.70	5,794	5,794
7/29/2020	1.91	1,822	1,822
12/9/2020	1.92	3,500	-
1/6/2021	1.94	4,000	4,000
2/22/2021	1.95	3,365	3,365
8/8/2021	1.80	4,137	4,934
12/9/2022	2.26	3,212	-
		$48,856	$56,140

Contractual maturities of FHLB advances at September 30, 2016, were as follows (dollars in thousands):

2016
One year or less	$10,909
One to two years	5,233
Two to three years	6,143
Three to four years	11,623
Four to five years	11,736
Five or more years	3,212
$48,856

The maximum borrowing capacity from the FHLB at September 30, 2016 is $199 million.

F-28

Note 8 – Securities Sold Under Agreement to Repurchase

We utilize securities sold under agreements to repurchase to facilitate the needs of our customers and to facilitate secured short-term funding needs. Securities sold under agreements to repurchase are stated at the amount of cash received in connection with the transaction. We monitor collateral levels on a continuous basis. We may be required to provide additional collateral based on the fair value of the underlying securities. Securities pledged as collateral under repurchase agreements are maintained with our safekeeping agents.

The collateral pledged to secure the borrowings based on the remaining contractual maturity of the securities sold under agreements to repurchase as of September 30, 2016 and 2015 is presented in following tables (dollars in thousands):

	Remaining Contractual Maturity of the Agreements
Securities sold under agreements to repurchase	Overnight and Continuous	Up to 30 Days	30-90 Days	Greater than 90 Days	Total

2016

Municipal obligations	$3,639	$-	$-	$-	$3,639

Total collateral pledged	$3,639	$-	$-	$-	3,639

Gross amount of recognized liabilities for securities sold under agreements to repurchase					$1,964
Amounts related to agreements not included in offsetting disclosures above					$1,675

2015

Municipal obligations	$2,167	$-	$-	$-	$2,167

Total collateral pledged	$2,167	$-	$-	$-	$2,167

Gross amount of recognized liabilities for securities sold under agreements to repurchase					$1,671
Amounts related to agreements not included in offsetting disclosures above					$496

Short-term borrowings consist of borrowings from securities sold under agreements to repurchase. Average amounts outstanding during the year represent daily average balances, and average interest rates represent interest expense divided by the related average balance.

The outstanding balances and related information for short-term borrowings at or for the years ended September 30, 2016 and 2015 are summarized as follows (dollars in thousands):

	2016	2015
Balance at year end	$1,964	$1,671
Average balance outstanding during the year	2,004	2,391
Maximum amount outstanding at any month-end	2,520	2,980
Weighted average interest rate at year end	0.08%	0.09%
Average interest rate during the year	0.10	0.08

F-29

Note 9 – Income Taxes

Total income tax expense for the years ended September 30, 2016 and 2015 is as follows (dollars in thousands):

	2016	2015
Federal:
Current	$909	$1,020
Deferred	21	293

	$930	$1,313

State, current	$263	$158

The difference between the expected and actual tax provision expressed as percentage of earnings before income tax provision are as follows:

	2016	2015

Expected federal tax rate	34.0%	34.0%
State taxes, net of federal tax benefit	4.1	2.1
Nontaxable interest income	(6.6)	(5.6)
Bank-owned life insurance	(3.2)	(2.8)
Other items, net	(0.1)	1.7

Effective Tax Rate	28.2%	29.4%

The Bank is subject to the Pennsylvania and Maryland Thrift Institutions tax which is allocated between the states and calculated at 11.5% and 8.25%, respectively, based on taxable income applicable to the individual states.

The net deferred tax asset consisted of the following components as of September 30, 2016 and 2015 (dollars in thousands):

	2016	2015
Deferred Tax Assets:
Allowance for loan losses	$1,292	$1,319
Employee benefits	622	564
Impairment reserves	9	-
Purchase accounting	-	11
Other, net	19	37

Total Deferred Tax Assets	1,942	1,931

Deferred Tax Liabilities:
Unrealized gain on securities	(454)	(392)
Premises and equipment	(14)	(84)
Other, net	(72)	(54)

Total Deferred Tax Liabilities	(540)	(530)

Net Deferred Tax Assets	$1,402	$1,401

U.S. generally accepted accounting principles prescribe a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

F-30

Note 9 – Income Taxes (Continued)

Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. There is currently no liability for uncertain tax positions and no known unrecognized tax benefits. The Bank recognizes, when applicable, interest and penalties related to unrecognized tax benefits in the provision for income taxes in the Consolidated Statements of Income. The Bank’s federal and Pennsylvania and Maryland state tax returns for taxable years through 2011 have been closed for purposes of examination by the Internal Revenue Service and the Pennsylvania and Maryland taxing authorities.

Retained income at September 30, 2016, includes $3.9 million of base year reserves for which no tax provision has been made. This amount represents deductions for bad debt reserves for tax purposes, which were only allowed to savings institutions that met certain definitional tests prescribed by the Internal Revenue Code of 1986, as amended. The Small Business Job Protection Act of 1996 eliminated the special bad debt deduction granted solely to thrifts. Under the terms of the Act, there would be no recapture of the pre-1988 (base year) reserves. However, these pre-1998 reserves would be subject to recapture under the rules of the Internal Revenue Code if the Bank itself pays a cash dividend in excess of earnings and profits, or liquidates. The Act also provides for the recapture of deductions arising from “applicable excess reserve” defined as the total amount of reserve over the period base year reserve. The Bank’s total reserve exceeds the base year reserve and deferred taxes have been provided for this excess.

Note 10 – Regulatory Capital Requirements

The Company is required to maintain a cash reserve balance in vault cash or with the Federal Reserve Bank. The total of this reserve was $2.2 million at September 30, 2016 and 2015, respectively.

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk-weightings, and other factors. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and Tier I capital to average assets. The final Basel III rules require the Company to maintain minimum amounts and ratios of common equity Tier I capital (as defined in the regulations) to risk-weighted assets (as defined). Additionally, under Basel III rules, the decision was made to opt-out of including accumulated other comprehensive income in regulatory capital. As of September 30, 2016, the Bank was categorized as "Well Capitalized" under the regulatory framework for prompt corrective action promulgated by the Federal Reserve. The Company believes that no conditions or events have occurred that would change this conclusion as of such date. To be categorized as Well Capitalized, the Bank must maintain minimum Total Capital, Common Equity Tier I Capital, Tier I Capital, and Tier I leverage ratios as set forth in the table.

F-31

Note 10 – Regulatory Capital Requirements (Continued)

					To Be Well Capitalized
			For Capital		Under Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
September 30, 2016:
Total Capital (To Risk Weighted Assets)
Consolidated	$67,880	22.49%	$24,141	8.00%	$30,176	10.00%
Standard Bank	64,391	21.37	24,110	8.00	30,137	10.00

Common Equity Tier 1 (To Risk Weighted Assets)
Consolidated	64,107	21.24	13,579	4.50	19,614	6.50
Standard Bank	60,622	20.12	13,562	4.50	19,589	6.50

Tier 1 Capital (To Risk Weighted Assets)
Consolidated	64,107	21.24	18,106	6.00	24,141	8.00
Standard Bank	60,622	20.12	18,082	6.00	24,110	8.00
	-
Tier 1 Capital (To Average Assets)
Consolidated	64,107	13.80	18,585	4.00	23,231	5.00
Standard Bank	60,622	12.75	19,014	4.00	23,768	5.00

September 30, 2015:
Total Capital (To Risk Weighted Assets)
Consolidated	$68,804	24.45%	$22,517	8.00%	$28,146	10.00%
Standard Bank	65,753	23.46	22,419	8.00	28,024	10.00

Common Equity Tier 1 (To Risk Weighted Assets)
Consolidated	65,280	23.19	12,666	4.50	18,295	6.50
Standard Bank	62,245	22.21	12,611	4.50	18,215	6.50

Tier 1 Capital (To Risk Weighted Assets)
Consolidated	65,280	23.19	16,888	6.00	22,517	8.00
Standard Bank	62,645	22.21	16,814	6.00	22,419	8.00

Tier 1 Capital (To Average Assets)
Consolidated	65,280	14.30	18,264	4.00	22,831	5.00
Standard Bank	62,645	13.76	18,056	4.00	22,570	5.00

.Note 11 – Stock Based Compensation

In 2012, the Company’s stockholders approved the 2012 Equity Incentive Plan (the “2012 Plan”). The purpose of the 2012 Plan is to provide officers, employees and directors with additional incentives to promote growth and performance of Standard Financial Corp. The 2012 Plan authorizes the granting of options to purchase shares of the Company’s stock, which may be nonqualified stock options or incentive stock options, and restricted stock which is subject to vesting conditions and other restrictions. The 2012 Plan reserved an aggregate number of 486,943 shares of which 347,817 may be issued in connection with the exercise of stock options and 139,126 may be issued as restricted stock.

On July 25, 2012, certain directors and officers of the Company were awarded an aggregate of 278,075 options to purchase shares of common stock and 111,300 restricted shares of common stock. The awards vest over five years at the rate of 20% per year and the stock options have a ten year contractual life from the date of grant. The Company recognizes expense associated with the

F-32

Note 11 – Stock Based Compensation (Continued)

awards over the five year vesting period. Remaining shares available to be issued under the stock option and restricted stock plans are 69,742 and 27,826, respectively.

The Company’s common stock closed at $16.50 per share on July 25, 2012, which is the exercise price of the options granted on that date. The estimated fair value of the stock options was $423,000, before the impact of income taxes. The per share weighted-average fair value of stock options granted with an exercise price equal to the market value on July 25, 2012 was $1.52 using the following Black-Scholes option pricing model assumptions: expected life of 7.5 years, expected dividend rate of 1.13%, risk-free interest rate of 1.10% and an expected volatility of 9.5% based on historical results of the stock prices of a bank peer group. Compensation expense on the options was $85,000 and $85,000, respectively, with a related tax benefit recorded of $8,000 and $8,000, respectively, for the years ended September 30, 2016 and 2015. As of September 30, 2016, there was $70,000 of total unrecognized compensation cost related to non-vested options which is expected to be recognized ratably over the weighted average remaining service period of 10 months.

The following table summarizes transactions regarding the options under the Plan:

	Options	Weighted Average Exercise Price
Outstanding at September 30, 2015	278,075	$16.50
Granted	-	-
Exercised	-	-
Forfeited	-	-
Outstanding at September 30, 2016	278,075	$16.50
Exercisable at September 30, 2016	222,460	16.50

Outstanding at September 30, 2014	278,075	$16.50
Granted	-	-
Exercised	-	-
Forfeited	-	-
Outstanding at September 30, 2015	278,075	$16.50
Exercisable at September 30, 2015	166,845	16.50

On July 25, 2012, the date of grant, the fair value of the restricted stock awards was approximately $1.8 million, before the impact of income taxes. Compensation expense on the grants was $367,000 and $367,000, respectively, with a related tax benefit recorded of $125,000 and $125,000, respectively for the years ended September 30, 2016 and 2015. As of September 30, 2016, there was $306,000 of total unrecognized compensation cost related to non-vested grants which is expected to be recognized ratably over the weighted average remaining service period of 10 months. At September 30, 2016, future compensation related to the grants is expected to be $306,000 in 2017.

F-33

Note 11 – Stock Based Compensation (Continued)

The following table summarizes transactions regarding restricted stock under the Plan:

	Number of Restricted Shares	Weighted Average Grant Date Price Per Share
Non-vested shares at September 30, 2015	44,520	$16.50
Granted	-	-
Vested	(22,260)	16.50
Forfeited	-	-
Non-vested shares at September 30, 2016	22,260	$16.50

Non-vested shares at September 30, 2014	66,780	$16.50
Granted	-	-
Vested	(22,260)	16.50
Forfeited	-	-
Non-vested shares at September 30, 2015	44,520	$16.50

Note 12 – Employee Stock Ownership Plan

The Company established a tax qualified Employee Stock Ownership Plan (“ESOP”) for the benefit of its employees in conjunction with the stock conversion on October 6, 2010. Eligible employees begin to participate in the plan after one year of service and become 20% vested after two years of service, 40% after three years of service, 60% after four years of service, 80% after five years of service and 100% after six years of service or, if earlier, upon death, disability or attainment of normal retirement age.

In connection with the stock conversion, the purchase of the 278,254 shares of the Company stock by the ESOP was funded by a loan from the Company through the Bank. Unreleased ESOP shares collateralize the loan payable, and the cost of the shares is recorded as a contra-equity account in Stockholders’ Equity. Shares are released as debt payments are made by the ESOP to the loan. The ESOP’s sources of repayment of the loan can include dividends, if any, on the unallocated stock held by the ESOP and discretionary contributions from the Company to the ESOP and earnings thereon.

Compensation expense is equal to the fair value of the shares committed to be released and unallocated ESOP shares are excluded from outstanding shares for purposes of computing earnings per share. Compensation expense related to the ESOP of $357,000 and $310,000 was recognized during the years ended September 30, 2016 and 2015, respectively. Dividends on unallocated shares are not treated as ordinary dividends and are instead used to repay the ESOP loan and recorded as compensation expense.

As of September 30, 2016, the ESOP held 272,237 shares of the Company’s stock, and there were 202,367 unallocated shares. As of September 30, 2015, the ESOP held 273,834 shares of the Company’s stock, and there were 216,821 unallocated shares. The fair market value of the unallocated ESOP shares was $6.2 million at September 30, 2016 and $5.1 million at September 30, 2015. During both years ended September 30, 2016 and 2015, 14,455 shares were released for allocation.

Note 13 – Employee Benefit Plans

The Company participated in the Pentegra Defined Benefit Plan for Financial Institutions Retirement Fund (“the Pentegra DB Plan”), a tax-qualified multi-employer pension plan. The Pentegra DB Plan provided defined pension benefits to substantially all of the Company’s employees. Effective August 1, 2005, the annual benefit provided to employees under this defined benefit pension plan was frozen by Standard Bank. Freezing the plan eliminated all

F-34

Note 13 – Employee Benefit Plans (Continued)

future benefit accruals; however, the accrued benefit as of August 1, 2005 remained. In December 2008, management approved the decision to withdraw from the Pentegra Defined Benefit Plan; however, due to declines in market interest rates used to calculate the pension withdrawal liability, management postponed the withdrawal until interest rates become more favorable. At that time, management determined that the Company’s withdrawal from the plan was probable; however, only a range of the estimated cost to exit the plan could be determined. The Company had recorded a liability of approximately $1.2 million at September 30, 2014, which was the minimum cost expected to be incurred as a result of the withdrawal.

During 2015, the decision was made to withdraw from participation in the Pentegra Plan by establishing the Standard Bank, PaSB Defined Benefit Pension Plan and Trust. The Standard Bank Plan was established effective January 1, 2015 to serve as recipient of the trust-to-trust transfer of assets from the Pentegra Plan and thereafter pay the benefits to participants and beneficiaries in accordance with the terms of the Plan, which terms are generally intended to mirror the terms of the Pentegra Plan.

Obligations and Funded Status

The following table sets forth the change in the plan assets and the projected benefit obligations of the Standard Bank PaSB Defined Benefit Pension Plan and Trust at September 30 (in thousands):

	Pension Benefits
	2016	2015

Change in projected benefit obligation:
Benefit obligation at beginning of year	$4,184	$-
Interest cost	152	30
Acquisitions due to spin-off	-	3,535
Actuarial loss	521	621
Benefits paid	(43)	(2)
Projected benefit obligation at end of year	4,814	4,184

Change in plan assets:
Fair value of plan assets at beginning of year	3,304	-
Actual gain (loss) on plan assets	341	(228)
Acquisition due to Spin-off	-	3,535
Employer contribution	43	2
Benefits paid	(43)	(2)
Administrative expenses	(5)	(3)
Fair value of plan assets at end of year	3,640	3,304

Funded status	$(1,174)	$(880)

Amounts recognized in accumulated other comprehensive income consist of:
Unrecognized actuarial loss	$(1,130)	$(883)
Prior service cost	-	-

Total	$(1,130)	$(883)

F-35

Note 13 – Employee Benefit Plans (Continued)

The accumulated benefit obligation for the defined benefit pension plan was $4.8 million at September 30, 2016.

Components of Net Periodic Benefit Cost

	Pension Benefits
	2016	2015

Interest Cost	$152	$-
Expected return on plan assets	(146)	-
Amortization of net loss	59	-

Net periodic pension cost	$65	$-

The estimated net loss and prior service cost that will be amortized from accumulated other comprehensive loss into the net periodic benefit cost in 2017 are as follows (in thousands):

Net loss	$93
Prior service costs	-

Total	$93

Assumptions

The weighted-average assumptions used to determine benefit obligations at September 30 is as follows:

	Pension Benefits
	2016	2015

Discount rate	3.25%	4.00%

The weighted-average assumptions used to determine net periodic benefit cost for year ended September 30 is as follows:

	Pension Benefits
	2016	2015

Discount rate	3.25%	4.00%
Expected long-term return on plan assets	5.00%	5.00%

The long-term rate of return on plan assets gives consideration to returns currently being earned on plan assets, as well as future rates expected to be earned.

F-36

Note 13 – Employee Benefit Plans (Continued)

Plan Assets

The Bank’s defined benefit pension plan weighted-average asset allocations at September 30 by assets category are as follows:

Asset Category	2016	2015
Cash and Cash Equivalents	3.82%	3.87%
Equity Mutual Funds	57.76	61.23
Bond Mutual Funds	38.42	34.90

Total	100.00%	100.00%

The investment policy for the defined benefit pension plan assets is to maintain 60 percent in equity mutual funds and 40 percent in bond mutual funds.

The following tables set forth by level, within the fair value hierarchy, the plan’s assets at fair value as of September 30, 2016 and 2015 (in thousands):

	September 30, 2016
	Level I	Level II	Level III	Total
Assets:
Cash and Cash Equivalents	$139	$-	$-	$139
Domestic Stock Funds	1,696	-	-	1,696
International Stock Funds	407			407
Domestic Bond Funds	1,309	-	-	1,309
International Bond Funds	89	-	-	89

Total assets at fair value	$3,640	$-	$-	$3,640

	September 30, 2015
	Level I	Level II	Level III	Total
Assets:
Cash and Cash Equivalents	$128	$-	$-	$128
Domestic Stock Funds	1,617	-	-	1,617
International Stock Funds	406			406
Domestic Bond Funds	1,153	-	-	1,153

Total assets at fair value	$3,304	$-	$-	$3,304

F-37

Note 13 – Employee Benefit Plans (Continued)

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at September 30, 2016.

Cash

Cash and cash equivalents may include uninvested cash balances along with money market mutual funds, treasury bills, or other assets normally categorized as cash equivalents.

Mutual Funds

Mutual funds are valued at the net asset value (“NAV”) of shares held by the plan at year-end.

The method described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Cash Flows

The expected contributions to the defined benefit pension plan during the October 1, 2016 to September 30, 2017 period are $6,612.

The following benefit payments that reflect expected future service, as appropriate, are expected to be paid (in thousands):

Years Ended		Plan
September 30,		Benefits

2016-2017		$796
2017-2018		191
2018-2019		245
2019-2020		216
2020-2021		185
2021-2025		1,014

	Total	$2,647

The Company participates in the Pentegra Financial Institutions Thrift Plan, a multi-employer 401(k) plan, which provides benefits to substantially all of the Company’s employees. Employees’ contributions to the plan are matched by the Company up to a maximum of 3 percent of such employees’ pretax salaries. Expense recognized for the plans was $104,000 and $92,000 for the years ended September 30, 2016 and 2015, respectively.

On January 1, 2002, the Company adopted a nonqualified phantom stock appreciation rights plan for key officers and directors. This plan was an incentive-driven benefit plan with payout deferred until the end of the tenth plan year. This plan was frozen effective September 30, 2010 in connection with the Company’s stock conversion with no further benefits accruing. Payouts under this plan began on January 1, 2012. For the years ended September 30, 2016 and 2015, $3,000 and $7,000, respectively, of interest expense was recognized on the benefits accrued. The accrued liability relating to this plan was $23,000 and $88,000 at September 30, 2016 and September 30, 2015, respectively.

F-38

Note 14 – Financial Instruments With Off-Balance Sheet Risk

In the normal course of business, the Company extends credit in the form of loan commitments and undisbursed home equity lines of credit. These off-balance sheet instruments involve, to various degrees, elements of credit and interest rate risk not reported in the statement of financial condition.

The Company’s exposure to credit loss in the event of nonperformance by the other party to these financial instruments is represented by the contract amount of the financial instrument. The Company uses the same credit policies in making commitments for off-balance sheet financial instrument as it does for on-balance sheet instruments.

Financial instruments with off-balance sheet risk as of September 30, 2016 and 2015 are presented in the following table (dollars in thousands):

	2016	2015
One-to-four family dwellings:
Loan commitments	$4,025	$1,445
Undisbursed home equity lines of credit	13,836	13,747
Undisbursed funds-construction loans in process	6,298	7,506
Commercial loan commitments	21,085	19,543
Other	6,032	6,175

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary, by the Company upon extension of credit is based on management’s credit evaluation of the counterparty. Collateral held varies but generally includes real estate property. The majority of commitments to originate loans at September 30, 2016 and 2015 were for fixed rate loans. The Company grants loan commitments at prevailing market rates of interest.

Note 15 - Fair Value of Assets and Liabilities

Fair Value Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for an asset or liability in an orderly transaction between market participants at the measurement date.  GAAP established a fair value hierarchy that prioritizes the use of inputs used in valuation methodologies into the following three levels:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.  A quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available.  A contractually binding sales price also provides reliable evidence of fair value.

Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; inputs to the valuation methodology include quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs to the valuation methodology that utilize model-based techniques for which all significant assumptions are observable in the market.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement; inputs to the valuation methodology that utilize model-based techniques for which significant assumptions are not observable in the market; or inputs to the valuation methodology that requires significant management judgment or estimation, some of which may be internally developed.

Management maximizes the use of observable inputs and minimizes the use of unobservable inputs when determining fair value measurements.  Management reviews and updates the fair value hierarchy classifications of the Company’s assets and liabilities on a quarterly basis.

F-39

Note 15 - Fair Value of Assets and Liabilities (Continued)

Assets Measured at Fair Value on a Recurring Basis

Investment and Mortgage-Backed Securities Available for Sale

Fair values of investment and mortgage-backed securities available for sale were primarily measured using information from a third-party pricing service.  This service provides pricing information by utilizing evaluated pricing models supported with market data information.  Standard inputs include benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, and reference data from market research publications.  Level 1 securities are comprised of equity securities.  As quoted prices were available, unadjusted, for identical securities in active markets, these securities were classified as Level 1 measurements.  Level 2 securities were primarily comprised of debt securities issued by government agencies, states and municipalities, corporations, as well as mortgage-backed securities issued by government agencies.  Fair values were estimated primarily by obtaining quoted prices for similar assets in active markets or through the use of pricing models.  In cases where there may be limited or less transparent information provided by the Company’s third-party pricing service, fair value may be estimated by the use of secondary pricing services or through the use of non-binding third-party broker quotes.

On a quarterly basis, management reviews the pricing information received from the Company’s third-party pricing service.  This review process includes a comparison to non-binding third-party broker quotes, as well as a review of market-related conditions impacting the information provided by the Company’s third-party pricing service.  Management primarily identifies investment securities which may have traded in illiquid or inactive markets by identifying instances of a significant decrease in the volume or frequency of trades, relative to historical levels, as well as instances of a significant widening of the bid-ask spread in the brokered markets.  Securities that are deemed to have been trading in illiquid or inactive markets may require the use of significant unobservable inputs.  As of September 30, 2016 and 2015, management did not make adjustments to prices provided by the third-party pricing service as a result of illiquid or inactive markets.  On a quarterly basis, management also reviews a sample of securities priced by the Company’s third-party pricing service to review significant assumptions and valuation methodologies used.  Based on this review, management determines whether the current placement of the security in the fair value hierarchy is appropriate or whether transfers may be warranted.

F-40

Note 15 - Fair Value of Assets and Liabilities (Continued)

The following table presents the assets measured at fair value on a recurring basis as of September 30, 2016 and 2015 by level within the fair value hierarchy (dollars in thousands):

	Quoted Prices in	Significant
	Active Markets for	Other	Significant
	Identical Assets	Observable	Unobservable
	or Liabilities	Inputs	Inputs
September 30, 2016:	(Level 1)	(Level 2)	(Level 3)	Total
Investment securities available for sale:
U.S. government and agency obligations	$-	$10,027	$-	$10,027
Corporate bonds	-	2,534	-	2,534
Municipal obligations	-	29,545	-	29,545
Equity securities	2,144	-	-	2,144
Total investment securities available for sale	2,144	42,106	-	44,250
Mortgage-backed securities available for sale	-	19,653	-	19,653

Total recurring fair value measurements	$2,144	$61,759	$-	$63,903

September 30, 2015:	(Level 1)	(Level 2)	(Level 3)	Total
Investment securities available for sale:
U.S. government and agency obligations	$-	$10,938	$-	$10,938
Corporate bonds	-	1,519	-	1,519
Municipal obligations	-	29,569	-	29,569
Equity securities	2,046	-	-	2,046
Total investment securities available for sale	2,046	42,026	-	44,072
Mortgage-backed securities available for sale	-	26,745	-	26,745

Total recurring fair value measurements	$2,046	$68,771	$-	$70,817

Assets Measured at Fair Value on a Nonrecurring Basis

The following table presents the assets measured at fair value on a nonrecurring basis as of September 30, 2016 and 2015 by level within the fair value hierarchy (dollars in thousands):

	Quoted Prices in	Significant
	Active Markets for	Other	Significant
	Identical Assets	Observable	Unobservable
	or Liabilities	Inputs	Inputs
September 30, 2016:	(Level 1)	(Level 2)	(Level 3)	Total
Foreclosed real estate	$-	$-	$281	$281
Impaired loans	-	-	467	467
Total nonrecurring fair value measurements	$-	$-	$748	$748

September 30, 2015:
Foreclosed real estate	$-	$-	$357	$357
Impaired loans	-	-	612	612
Total nonrecurring fair value measurements	$-	$-	$969	$969

F-41

Note 15 - Fair Value of Assets and Liabilities (Continued)

The following table presents additional quantitative information about assets measured at fair value on a nonrecurring basis for which the Company uses Level 3 inputs to determine fair value (dollars in thousands):

		Quantitative Information about Level 3 Fair Value Measurements
			Valuation	Unobservable	Range
September 30,	2016	2015	Techniques	Input	(Weighted Average)
Foreclosed real estate	$281	$357	Appraisal of	Appraisal adjustments (2)	0% to 40% (19%)
			collateral (1)	Liquidation expenses (2)	0% to 10% (8%)

Impaired loans	$467	$612	Fair value of	Appraisal adjustments (2)	0% to 40% (20%)
			collateral (1), (3)	Liquidation expenses (2)	0% to 10% (6%)

(1)	Fair value is generally determined through independent appraisals of the underlying collateral, which generally include various level 3 inputs which are not identifiable.
(2)	Appraisals may be adjusted by management for qualitative factors such as economic conditions and estimated liquidation expenses. The range and weighted average of liquidation expenses and other appraisal adjustments are presented as a percent of the appraisal.

(3)	Includes qualitative adjustments by management and estimated liquidation expenses.

Disclosures about Fair Value of Financial Instruments

The assumptions used below are expected to approximate those that market participants would use in valuing the following financial instruments.

Loans Receivable - The fair value of loans was estimated by discounting the expected future cash flows using the current interest rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.  Loans were first segregated by type such as commercial, real estate, and home equity, and were then further segmented into fixed and variable rate and loan quality categories.  Expected future cash flows were projected based on contractual cash flows, adjusted for estimated prepayments.

Loans Held for Sale - The fair value of loans held for sale was estimated based on the price committed to sell the loan in the secondary market.

Certificate Accounts - The fair values of certificate of deposit accounts were estimated using discounted cash flow analyses.  The discount rates used were based on rates currently offered for deposits with similar remaining maturities.  The fair values of certificate of deposit accounts do not take into consideration the value of the Company’s long-term relationships with depositors, which may have significant value.

FHLB Advances - The fair value of FHLB advances was calculated using a discounted cash flow approach that applies a comparable FHLB advance rate to the weighted average maturity of the borrowings.

Other Financial Instruments - The carrying amounts reported in the Consolidated Statements of Financial Condition approximate fair value for the following financial instruments (Level 1): cash on hand and due from banks, interest-earning deposits in other institutions, FHLB stock, accrued interest receivable, bank-owned life insurance, demand, regular and club accounts, securities sold under agreements to repurchase and accrued interest payable. For short-term financial assets such as cash and cash equivalents, the carrying amount is a reasonable estimate of fair value due to the relatively short time between the origination of the instrument and its expected realization.  For financial liabilities such as interest and noninterest-bearing demand and regular and club accounts, the carrying amount is a reasonable estimate of fair value due to these products having no stated maturity. For financial liabilities such as securities sold under agreements to repurchase which are with commercial deposit customers, the carrying amount is a reasonable estimate of fair value due to the short time nature of the agreement.

F-42

Note 15 - Fair Value of Assets and Liabilities (Continued)

The following table presents the carrying amount, fair value, and placement in the fair value hierarchy of the Company’s financial instruments as of September 30, 2016 and 2015 (dollars in thousands):

		Fair Value Measurements
			Quoted Prices in	Significant
			Active Markets for	Other	Significant
		Total	Identical Assets	Observable	Unobservable
	Carrying	Fair	or Liabilities	Inputs	Inputs
	Amount	Value	(Level 1)	(Level 2)	(Level 3)
September 30, 2016:
Financial Instruments - Assets:
Cash on hand and due from banks	$1,786	$1,786	$1,786	$-	$-
Interest-earning deposits in other institutions	16,375	16,375	16,375	-	-
Certificates of deposit	500	-	500	-	-
Investment securities	44,250	44,250	2,144	42,106	-
Mortgage-backed securities	19,653	19,653	-	19,653	-
Loans receivable	378,080	384,161	-	-	384,161
Loans Held for Sale	234	238	238	-	-
Accrued interest receivable	1,098	1,098	1,098	-	-
Federal Home Loan Bank stock	3,161	3,161	3,161	-	-
Bank-owned life insurance	14,946	14,946	14,946	-	-
Financial Instruments - Liabilities:
Demand, regular and club accounts	231,378	231,378	231,378	-	-
Certificate accounts	137,256	140,728	-	-	140,728
Federal Home Loan Bank advances	48,856	49,843	-	-	49,843
Securities sold under agreements to repurchase	1,964	1,964	1,964	-	-
Accrued interest payable	194	194	194	-	-

September 30, 2015:
Financial Instruments - Assets:
Cash on hand and due from banks	$2,325	$2,325	$2,325	$-	$-
Interest-earning deposits in other institutions	12,723	12,723	12,723	-	-
Certificates of deposit	1,000	1,000	1,000	-	-
Investment securities	44,072	44,072	2,046	42,026	-
Mortgage-backed securities	26,745	26,745	-	26,745	-
Loans receivable	347,614	351,117	-	-	351,117
Loans Held for Sale	114	115	115	-	-
Accrued interest receivable	1,131	1,131	1,131	-	-
Federal Home Loan Bank stock	3,308	3,308	3,308	-	-
Bank-owned life insurance	14,551	14,551	14,551	-	-
Financial Instruments - Liabilities:
Demand, regular and club accounts	206,760	206,760	206,760	-	-
Certificate accounts	124,519	128,271	-	-	128,271
Federal Home Loan Bank advances	56,140	57,023	-	-	57,023
Securities sold under agreements to repurchase	1,671	1,671	1,671	-	-
Accrued interest payable	190	190	190	-	-

F-43

Note 16 - Accumulated Other Comprehensive Income

The following tables present the significant amounts reclassified out of accumulated other comprehensive income and the changes in accumulated other comprehensive income by component for years ended September 30, 2016 and 2015 (in thousands):

	Unrealized Gains on	Unrecognized
	Available for Sale	Pension
	Securities	Costs	Total
Balance as of September 30, 2014	$938	$-	$938

Other comprehensive loss before reclassification	(37)	(583)	(620)
Amount reclassified from accumulated other comprehensive income	(141)	-	(141)
Total other comprehensive income	(178)	(583)	(761)

Balance as of September 30, 2015	760	(583)	177

Other comprehensive gain (loss) before reclassification	198	(201)	(3)
Amount reclassified from accumulated other comprehensive income	(77)	39	(38)
Total other comprehensive loss	121	(162)	(41)

Balance as of September 30, 2016	$881	$(745)	$136

Amount Reclassified
	from Accumulated	Affected Line on
	Other Comprehensive	the Consolidated
	Income	Statements of Income
September 30, 2016:
Unrealized gains on available for sale securities	$(117)	Net securities gains
	40	Income tax expense
	$(77)	Net of tax

Amortization of defined benefit items:
Actuarial gains	$59	Compensation and employee benefits
	(20)	Deferred taxes
	$39	Net of tax
Total reclassification for the period	$(38)	Net income

September 30, 2015:
Unrealized gains on available for sale securities	$(213)	Net securities gains
	72	Income tax expense
	$(141)	Net of tax

F-44

Note 17 – Quarterly Financial Data (unaudited)

Following are quarterly condensed consolidated statements of income for the years ended September 30, 2016 and 2015. Quarterly earnings per share data may vary from annual earnings per share due to rounding.

(Dollars in thousands,except per share data)	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
2016
Interest and dividend income	$4,007	$4,006	$3,996	$4,068
Interest expense	832	861	873	882
Net interest income	3,175	3,145	3,123	3,186
Provision for loan losses	-	-	-	105
Net interest income after provision for loan losses	3,175	3,145	3,123	3,081
Noninterest income	652	715	658	684
Noninterest expenses	2,589	2,552	2,571	3,294
Income before income tax expense	1,238	1,308	1,210	471
Income tax expense	372	406	344	71
Net income	$866	$902	$866	$400

Earnings Per Share	$0.34	$0.37	$0.37	$0.17

2015
Interest and dividend income	$3,927	$3,897	$3,900	$3,989
Interest expense	791	779	828	842
Net interest income	3,136	3,118	3,072	3,147
Provision for loan losses	-	-	-	-
Net interest income after provision for loan losses	3,136	3,118	3,072	3,147
Noninterest income	712	716	730	908
Noninterest expenses	2,620	2,663	2,613	2,638
Income before income tax expense	1,228	1,171	1,189	1,417
Income tax expense	333	362	327	449
Net income	$895	$809	$862	$968

Earnings Per Share	$0.35	$0.32	$0.34	$0.38

Note 18– Pending Merger with Allegheny Valley Bancorp, Inc.

On August 29, 2016 Standard Financial Corp. (“Standard Financial”), and Allegheny Valley Bancorp, Inc., the parent holding company for Allegheny Valley Bank of Pittsburgh (“Allegheny Valley Bank”), jointly announced the signing of a definitive merger agreement that will result in a combined community banking franchise with total assets of nearly $1.0 billion and 18 branches located throughout Southwestern Pennsylvania and Western Maryland. The combined company will operate under the Standard Bank name. The holding company will be renamed Standard AVB Financial Corp.

The terms of the merger agreement have been unanimously approved by the boards of directors of both institutions. Allegheny Valley Bancorp will merge into Standard Financial and Allegheny Valley Bank will merge into Standard Bank. Allegheny Valley Bancorp shareholders will receive 2.083 shares of Standard Financial common stock for each share of Allegheny Valley Bancorp common stock they own in a transaction structured to qualify as a tax-free reorganization under the Internal Revenue Code. Based on the closing price of Standard Financial on August 29, 2016, the aggregate transaction value is approximately $56.5 million, or $53.85 per share.

F-45

Note 18– Pending Merger with Allegheny Valley Bancorp, Inc. (Continued)

The combined bank plans to maintain its headquarters in Monroeville while maintaining a significant presence in Allegheny Valley Bank’s Lawrenceville headquarters. Based on June 30, 2016 financial information, the combined bank will have total loans of $666 million, $674 million in deposits, and will service more than 50,000 deposit and loan accounts through 18 branches in Allegheny, Bedford, and Westmoreland Counties in Pennsylvania and Allegany County in Maryland.

The transaction is subject to approval by the shareholders of Standard Financial and Allegheny Valley Bancorp, as well as customary regulatory approvals, including the Pennsylvania Department of Banking and Securities and the FDIC. Regulatory approval has been received from both the Federal Reserve and FDIC on November 22, 2016 and November 25, 2016, respectively. Pending receipt of the remaining regulatory approvals and shareholder approvals, the merger is expected to close in the second quarter of 2017.

F-46

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F-47

ALLEGHENY VALLEY BANCORP, INC.

CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2016	2015
	(UNAUDITED)
Assets
Cash	$1,832,366	$2,061,781
Interest-earning deposits with other institutions	7,784,364	7,083,417

Cash and cash equivalents	9,616,730	9,145,198

Investment securities available-for-sale	105,066,605	98,303,978
Loans receivable, net	302,792,542	282,831,705
Federal Home Loan Bank stock, at cost	5,019,300	3,969,500
Office properties and equipment, net	4,130,627	3,115,292
Goodwill	8,143,684	8,143,684
Bank owned life insurance	6,401,240	6,270,426
Accrued interest and other assets	3,481,896	2,759,948

Total Assets	$444,652,624	$414,539,731

Liabilities
Deposits
Noninterest-bearing demand	$104,532,759	$103,187,592
Interest-bearing demand	25,807,241	24,783,869
Savings	51,278,356	49,366,896
Money market	76,116,795	71,516,690
Time	63,159,896	66,490,484

Total deposits	320,895,047	315,345,531

Short-term borrowings	69,760,100	48,658,500
Accrued interest and other liabilities	2,752,549	1,317,213

Total Liabilities	393,407,696	365,321,244

Stockholders’ Equity
Common stock, par value $1; authorized 5,000,000 shares; issued 1,170,000 shares	1,170,000	1,170,000
Additional paid-in capital	2,595,274	2,706,502
Retained earnings	51,495,879	50,935,846
Accumulated other comprehensive income	2,518,867	1,543,521

	57,780,020	56,355,869

Treasury stock, at cost (138,388 and 151,143 shares)	(6,535,092)	(7,137,382)

Stockholders’ Equity, Net	51,244,928	49,218,487

Total Liabilities and Stockholders’ Equity	$444,652,624	$414,539,731

See Notes to Consolidated Financial Statements (Unaudited)

F-48

ALLEGHENY VALLEY BANCORP, INC.

CONSOLIDATED STATEMENTS OF INCOME

(UNAUDITED)

	FOR THE NINE MONTHS ENDED
	SEPTEMBER 30,
	2016	2015
Interest Income:
Interest and fees on loans	$9,383,981	$9,083,619
Interest-earning deposits	15,211	6,948
Investment Securities:
Taxable interest	1,579,534	1,610,531
Tax-exempt interest	649,594	625,588

Total Interest Income	11,628,320	11,326,686

Interest Expense:
Deposits	840,950	937,240
Borrowed funds	247,027	261,331

Total Interest Expense	1,087,977	1,198,571

Net Interest Income	10,540,343	10,128,115

Provision For Loan Losses	300,000	262,500

Net Interest Income After Provision For Loan Losses	10,240,343	9,865,615

Noninterest Income:
Service charges on deposit accounts	855,818	917,407
Net gain on sales of investment securities available-for-sale	306,139	112,244
Wealth management fee income	117,418	131,335
Mortgage fee income	356,241	287,477
Lease fee income	25,997	1,220
Other income	375,062	361,382

Total Noninterest Income	2,036,675	1,811,065

Noninterest Expense:
Salaries and employee benefits	4,561,094	4,280,605
Occupancy expense	755,897	849,943
Data processing and equipment expense	855,389	885,883
Pennsylvania shares tax	229,263	211,378
FDIC insurance expense	150,704	170,230
Legal and professional fees	297,929	295,958
Merger expense	403,989	-
Other expense	1,928,535	1,734,538

Total Noninterest Expense	9,182,800	8,428,535

Income Before Income Taxes	3,094,218	3,248,145

Income Taxes	785,006	713,888

Net Income	$2,309,212	$2,534,257

Basic and Diluted Earnings Per Share	$2.25	$2.52

Weighted Average Shares Outstanding	1,024,432	1,005,866

Actual Shares Outstanding	1,031,612	1,013,121

See Notes to Consolidated Financial Statements (Unaudited)

F-49

ALLEGHENY VALLEY BANCORP, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

(UNAUDITED)

	2016	2015

Net income	$2,309,212	$2,534,257
Other comprehensive income, net of tax:
Unrealized holding gains on securities available for sale, net of tax of $606,538 and $36,573	1,177,398	70,996

Reclassification adjustment for gains on securities included in net income, net of tax of $(104,087) and $(27,828) (1)	(202,052)	(54,021)
Total other comprehensive income	975,346	16,975

Total Comprehensive Income	$3,284,558	$2,551,232

See Notes to Consolidated Financial Statements (Unaudited)

(1) The gross amount of the gains on the sales of investment securities available-for-sale were $306,139 for the nine months ended September 30, 2016 and $81,849 for the nine months ended September 30, 2015 and are included in the Consolidated Statements of Income.

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ALLEGHENY VALLEY BANCORP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

(UNAUDITED)

				ACCUMULATED
		ADDITIONAL		OTHER
	COMMON	PAID-IN	RETAINED	COMPREHENSIVE	TREASURY
	STOCK	CAPITAL	EARNINGS	INCOME	STOCK	TOTAL

BALANCE, DECEMBER 31, 2014	$1,170,000	$2,827,970	$49,898,036	$1,779,598	$(8,014,302)	$47,661,302

Net income	-	-	2,534,257	-	-	2,534,257

Other comprehensive income, net of tax	-	-	-	16,975	-	16,975

Issuance of restricted stock	-	-	-	-	159,368	159,368

Stock based compensation expense	-	73,646	-	-	-	73,646

Sale of treasury stock	-	(165,524)	-	-	87,584	(77,940)

Dividends declared ($1.71)	-	(47,049)	(1,720,788)	-	359,863	(1,407,974)

BALANCE, SEPTEMBER 30, 2015	$1,170,000	$2,689,043	$50,711,505	$1,796,573	$(7,407,487)	$48,959,634

BALANCE, DECEMBER 31, 2015	$1,170,000	$2,706,502	$50,935,846	$1,543,521	$(7,137,382)	$49,218,487

Net income	-	-	2,309,212	-	-	2,309,212

Other comprehensive income, net of tax	-	-	-	975,346	-	975,346

Issuance of restricted stock	-	-	-	-	160,973	160,973

Stock based compensation expense	-	108,266	-	-	-	108,266

Sale of treasury stock	-	(171,146)	-	-	75,315	(95,831)

Dividends declared ($1.71)	-	(48,348)	(1,749,179)	-	366,002	(1,431,525)

BALANCE, SEPTEMBER 30, 2016	$1,170,000	$2,595,274	$51,495,879	$2,518,867	$(6,535,092)	$51,244,928

See Notes to Consolidated Financial Statements (Unaudited)

F-51

ALLEGHENY VALLEY BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	FOR THE NINE MONTHS ENDED
	SEPTEMBER 30,
	2016	2015
Cash Flows From Operating Activites
Net income	$2,309,212	$2,534,257
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	323,786	368,771
Net amortization of premiums, intangible assets, and mortgage servicing assets	187,231	332,991
Provision for loan losses	300,000	262,500
Net gain on the sale of investment securities available for sale	(306,139)	(81,849)
(Increase) decrease in accrued interest receivable	(12,458)	4,836
Decrease in accrued interest payable	(16,543)	(73,211)
(Decrease) increase in income taxes payable	(178,477)	229,366
Increase in cash surrender value of bank owned life insurance	(130,814)	(128,748)
Increase in mortgage servicing asset	(76,121)	(43,011)
Decrease in prepaid assets	300,514	610,157
Other, net	355,968	(37,229)
Net Cash Provided By Operating Activities	3,056,159	3,978,830

Cash Flows From Investing Activities
Investment securities available for sale:
Proceeds from maturities, calls and principal repayments	18,361,855	8,810,211
Proceeds from sales	2,184,475	991,101
Purchases	(25,220,605)	(9,282,652)
Net increase in loans	(20,816,337)	(1,505,755)
Purchase of FHLB stock	(4,100,300)	(3,667,500)
Redemptions of FHLB stock	3,050,500	3,516,000
Proceeds from sale of assets not in service	-	345,403
Purchases of premises and equipment	(1,339,121)	(189,157)
Net Cash Used By Investing Activities	(27,879,533)	(982,349)

Cash Flows From Financing Activities
Net increase (decrease) in deposits	5,549,516	(4,963,108)
Repayments of long-term debt	-	(6,000,000)
Net increase in short-term borrowings	21,101,600	6,314,400
Dividends paid	(1,431,525)	(1,407,974)
Issuance of treasury stock	75,315	87,584
Net Cash Provided (Used) By Financing Activities	25,294,906	(5,969,098)

Increase (Decrease) In Cash And Cash Equivalents	471,532	(2,972,617)
Cash And Cash Equivalents, Beginning Of Period	9,145,198	11,411,930
Cash And Cash Equivalents, End Of Period	$9,616,730	$8,439,313

Supplemental Information
Cash paid during the period for:
Interest on deposits and borrowings	$1,119,140	$1,209,834
Income taxes	$865,000	$510,000

Non-cash investing and financing activities:
Stock dividends	$317,654	$312,814
Loans transferred to other real estate owned	$79,582	$-
Commitment to purchase investments	$530,065	$-

See Notes to Consolidated Financial Statements (Unaudited)

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS AND BASIS OF PRESENTATION

The accompanying consolidated financial statements include the accounts of Allegheny Valley Bancorp, Inc. (the “Company”) and its subsidiary, Allegheny Valley Bank of Pittsburgh (the “Bank”) and the Bank’s wholly owned subsidiaries, Allegheny Valley Financial Services, LLC and Community Bankers Settlement Company, LLC. Community Bankers Settlement Company was organized to act as a title insurance agent for customers of the Bank and customers of other community banks. Intercompany accounts and transactions have been eliminated in consolidation.

The interim consolidated financial statements included herein as of September 30, 2016 and for the nine months ended September 30, 2016 and 2015 have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission, and therefore, do not include all information or footnotes necessary for a complete presentation of the consolidated balance sheets, results of operations and cash flows in conformity with accounting principles generally accepted in the United States of America (“GAAP”). The consolidated balance sheets at December 31, 2015 has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by GAAP for complete consolidated financial statements. The consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary for a fair statement of such information and to make the financial statements not misleading.

The Company is a Pennsylvania corporation and is registered under the Holding Company Act of 1956, as amended. The Company and its subsidiaries derive substantially all of their income from banking and bank-related services. These services include interest earnings on commercial mortgages, residential real estate, lease financing, and consumer and commercial loan financing, as well as interest earnings on investment securities and charges for deposit services to its customers. The Bank provides banking and bank-related services primarily in Allegheny County, Pennsylvania, and secondarily in other surrounding counties through its nine retail locations. The Company is supervised by the Federal Reserve Board, while the Bank is subject to regulation and supervision by the Federal Deposit Insurance Corporation and the Commonwealth of Pennsylvania Department of Banking and Securities.

USE OF ESTIMATES

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP), management is required to make estimate and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of related revenue and expenses during the reporting period. Although our current estimates contemplate current conditions and how we expect them to change in the future, it is reasonably possible that in the future, actual conditions could be worse than anticipated in those estimates, which could materially affect our results of operations and financial condition. Material estimates that are particularly susceptible to significant change in the near term relate to the fair value of investment securities available for sale, determination of the allowance for losses on loans, the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans, other-than-temporary impairment evaluations of securities, the valuation of deferred tax assets, and the valuation of goodwill impairment.

CASH EQUIVALENTS

For the purposes of reporting cash flows, the Company has defined cash and cash equivalents as those amounts included in the balance sheet captions cash and interest-earning deposits with other institutions. Account balances are insured by the Federal Deposit Insurance Corporation up to at least $250,000. At times, the Company may maintain more than $250,000 in cash at a financial institution.

INVESTMENT SECURITIES

Investment securities are classified at the time of purchase based on management’s intention and the ability to hold the security. Held-to-maturity securities are debt securities acquired with the intent and ability to hold to maturity and are stated at amortized cost. The Company had no held-to-maturity securities at September 30, 2016 or December 31, 2015. Available-for-sale securities are other debt and equity securities that are not classified as held-to-maturity or trading securities and serve principally as a source of liquidity. Available-for-sale securities are stated at fair value, with unrealized holding gains and losses reported as a separate component of stockholders’ equity, net of tax, until realized. Declines in the fair value of individual securities below their cost that are other than temporary will result in write-downs of the individual securities to their fair value. The other-than-temporary impairment is separated into credit-related and noncredit-related components. The credit-related impairment generally represents the amount by which the present value of the cash flows that are expected to be collected on an other-than-temporarily impaired security fall below its amortized cost while the noncredit-related component represents the remaining portion of the impairment not otherwise designated as

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credit-related. The Company recognizes credit-related, other-than-temporary impairments in earnings, while noncredit-related, other-than-temporary impairments on debt securities are recognized, net of deferred taxes, in accumulated other comprehensive income. In estimating other than-temporary losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) whether the Company plans to sell or will be forced to sell the security. Realized securities gains and losses are computed using the specific identification method. Amortization of premiums and accretion of discounts are recorded as interest income from investments over the life of the security utilizing the level yield method. Interest and dividends on investment securities are recognized as income when earned.

LOANS

Loans which management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their unpaid principal balance, adjusted for any allowance for loan losses and any deferred loan fees or costs. Interest income on loans is accrued at the contractual rate on the principal amount outstanding and includes the amortization of deferred loan fees and costs. Deferred loan fees and costs are netted and amortized to income over the life of the loan. Accrual of interest is discontinued when, in the opinion of management, collection is doubtful. All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. Amortization of any net deferred fees is discontinued when a loan is placed on nonaccrual status. Interest on nonaccrual loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

All loans are charged off when management determines that principal and interest are not collectible. Any excess of the Company’s recorded investment in impaired loans over the measured value of the loan is provided for in the allowance for loan losses.

ALLOWANCE FOR LOAN AND LEASE LOSSES

The allowance for loan and lease losses represents the amount which management estimates is necessary to provide for probable losses in its loan and lease portfolio. The Company uses the allowance method in providing for loan and lease losses. Accordingly, all loan and lease losses are charged to the allowance, and all recoveries are credited to it. The allowance for loan and lease losses is established through a provision for loan losses which is charged to operations.

GOODWILL

Goodwill represents the excess of the purchase price over the cost of net assets purchased. Goodwill is not amortized, but is evaluated for impairment.

At least annually, management reviews goodwill and evaluates events or changes in circumstances that may indicate impairment in the carrying amount of goodwill.

At September 30, 2016 and December 31, 2015, no impairment existed; however, for any future period, if the Company determines that there has been impairment in the carrying value of goodwill, the Company would record a charge to earnings, which could have a material adverse effect on net income. Any write-off of goodwill acquired in connection with RSV Bancorp, Inc. (“RSV”) will not be deductible for tax purposes. Any write-off of goodwill acquired in connection with Metropolitan Savings Bank (“MSB”) would be deductible for tax purposes.

BANK-OWNED LIFE INSURANCE

The Bank owns insurance on the lives of certain directors and officers. The policies were purchased to help offset the cost of health care benefits. The cash surrender value of these policies is included on the Consolidated Balance Sheets and any increases in the cash surrender value are recorded as other income in the Consolidated Statements of Income. In the event of the death of an insured individual under these policies, a portion of the death benefit would be payable to the Bank and recorded as other income in the Consolidated Statements of Income. The remainder of the death benefit would be payable to the beneficiary, assuming the insured was employed by the Bank at the time of death.

MORTGAGE SERVICING RIGHTS

Mortgage servicing rights (“MSRs”) represent the right to service loans for third-party investors. MSRs are recognized as a separate asset for the right to service mortgage loans for others, regardless of how those servicing rights are acquired. MSRs are recognized upon the sale of mortgage loans to a third-party investor with the servicing rights retained by Allegheny Valley Bank. Servicing loans for others generally consists of collecting mortgage payments from borrowers, maintaining escrow accounts, remitting payments to third-party investors and, when necessary, processing foreclosures. Serviced loans are not included in the Consolidated Balance Sheets. Loan servicing income includes servicing fees received from the third-party investors. Originated MSRs are recorded at

F-54

allocated fair value at the time of the sale of the loans to the third-party investor. MSRs are amortized in proportion to and over the estimated period of net servicing income. MSRs are carried at amortized cost, less a valuation allowance for impairment, if any. Impairment exists if the carrying value of MSRs exceeds the estimated fair value of the MSRs.

OTHER REAL ESTATE OWNED

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Any write downs based on the asset’s fair value at the date of acquisition are charged to the allowance for loan losses. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other expense. Other real estate owned is included in accrued interest and other assets on the Consolidated Balance Sheets.

FEDERAL HOME LOAN BANK STOCK

The Company, as a member of the Federal Home Loan Bank (“FHLB”) system, is required to maintain an investment in capital stock of the FHLB. During 2016 and 2015, the FHLB made quarterly dividend payments. Additionally, excess capital stock was repurchased weekly equal to the lesser of five percent of the member’s total capital stock outstanding or its excess capital stock outstanding.

FHLB stock does not have a readily determinable fair value and as such is classified as restricted stock, carried at cost, and evaluated for impairment. The determination of whether the stock is impaired is based on the assessment of the ultimate recoverability of the cost rather than by recognizing temporary declines in value. The determination of whether a decline affects the ultimate recoverability of the cost is influenced by criteria such as (1) the significance of the decline in net assets of the FHLB as compared to the capital stock amount for the FHLB and the length of time this situation has persisted, (2) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB, and (3) the impact of legislative and regulatory changes on institutions and, accordingly, on the customer base of the FHLB. Management evaluated the stock based on the above and determined that the stock was not impaired as of September 30, 2016 or December 31, 2015.

OFFICE PROPERTIES AND EQUIPMENT

Office properties and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are charged to expense as incurred. The cost of major additions and improvements is capitalized and depreciated to operating expense over the estimated remaining life of the asset. Leasehold improvements are capitalized and depreciated to operating expense over the term of the lease.

INTEREST ON DEPOSITS

Interest on deposits is accrued and charged to expense daily and is paid or credited in accordance with the terms of the respective accounts.

INCOME TAXES

The Company accounts for income taxes in accordance with GAAP.

The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

The Company accounts for uncertain tax positions if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the

F-55

facts, circumstances, and information available at the reporting date and is subject to management’s judgment. The Company had no uncertain tax positions at September 30, 2016 or December 31, 2015.

The Company recognizes interest and penalties on income taxes as a component of income tax expense.

STOCK COMPENSATION

The Company accounts for share-based awards in accordance with GAAP, which requires companies to estimate the fair value of awards on the date of grant. The value of the portion of the award that is ultimately expected to vest is included in salaries and employee benefits on the income statement. Compensation expense for share-based awards with graded vesting schedules is recognized on a straight-line basis over the requisite service period for the entire grant.

OTHER EXPENSE

Advertising costs are expensed as incurred and included in other expense in the Consolidated Statements of Income.

Total advertising expense was $229,716 and $112,982 for the nine months ended September 30, 2016 and 2015, respectively.

The Company operates a debit card program which provides customers the ability to make purchases or obtain cash directly from their checking accounts. Expenses related to the debit card program are expensed as incurred and included in other expense in the Consolidated Statements of Income. Total debit card program expenses totaled $253,994 and $290,816 for the nine months ended September 30, 2016 and 2015, respectively. The corresponding income generated with regard to the debit card program is included in service charges on deposit accounts and other income.

COMPREHENSIVE INCOME

Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains on securities available for sale and unrealized losses related to factors other than credit on debt securities.

EARNINGS PER SHARE AND CAPITAL STRUCTURE

Basic earnings per share (“EPS”) is calculated by dividing net income by the weighted average number of shares of stock outstanding during the year. In computing diluted EPS, average shares outstanding have been increased by the dilutive common stock equivalents relating to the Company’s outstanding stock options. Excluded from the calculation were anti-dilutive stock options of 1,686 shares and 1,137 shares for the nine months ended September 30, 2016 and 2015, respectively.

The Company is authorized to issue up to 1,000,000 shares of preferred stock at a par value of $25.00 per share. As of September 30, 2016, there were no shares of preferred stock issued or outstanding.

Recent Accounting Standards

In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments- Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities. For assets held at amortized cost basis, ASU 2016-13 eliminates the probable initial recognition threshold in current GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. For available for sale debt securities, credit losses should be measured in a manner similar to current GAAP, however this ASU will require that credit losses be presented as an allowance rather than as a write-down. ASU 2016-13 affects companies holding financial assets and net investment in leases that are not accounted for at fair value through net income. The ASU 2016-13 amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. ASU 2016-13 is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact that the amendments of ASU 2016-13, will have on the Company’s financial condition and results of operations.

In March 2016, the FASB issued ASU 2016-09, Compensation-Stock Compensation (Topic 718): Improvements to Employee Share Based Payment Accounting. ASU 2016-09 introduces amendments intended to simplify the accounting for stock compensation. ASU 2016-09 requires all excess tax benefits and tax deficiencies to be recognized as income tax expense or benefit in the income statement. The tax effects of exercised or vested awards should be treated as discrete items in the reporting period in which they occur. An entity should also recognize excess tax benefits, and assess the need for a valuation allowance, regardless of whether the benefit reduces taxes payable in the current period. The ASU also requires excess tax benefits be classified along with other income tax cash

F-56

flows as an operating activity in the statement of cash flows. ASU 2016-09 is effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods, with early adoption permitted. The Company is evaluating the provisions of ASU 2016-09, but, believes that its adoption will not have a material impact on the Company’s financial condition or results of operations.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which increases the transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 will require lessees to recognize a right-of-use (ROU) asset for its right to use the underlying asset and a lease liability for the corresponding lease obligation for leases with terms of more than twelve months. Both the ROU asset and lease liability will initially be measured at the present value of the future minimum lease payments over the lease term. Subsequent measurement, including the presentation of expenses and cash flows, will depend on the classification of the lease as either a finance or an operating lease. Accounting by lessors will remain largely unchanged from current U.S. GAAP. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, and interim periods within those years, with early adoption permitted, and is to be applied as of the beginning of the earliest period presented using a modified retrospective approach. The Company is currently evaluating the impact that the provisions of ASU 2016-02, will have on the Company’s financial condition and results of operations.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments- Overall (Subtopic 825-10), which enhances the reporting model for financial instruments regarding certain aspects of recognition, measurement, presentation, and disclosure. ASU 2016-01 (i) requires equity investments (except those accounted for under the equity method or that are consolidated) to be measured at fair value with changes in fair value recognized in net income; (ii) simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment; (iii) eliminates the requirement for an entity to disclose the methods and significant assumptions used to estimate the fair value of financial instruments measured at amortized cost; (iv) requires an entity to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; and (v) requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset on the balance sheet or in the accompanying notes to the financial statements. ASU 2016-01 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017, and is to be applied using a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. The Company is evaluating the provisions of ASU 2016-01, but does not believe that its adoption will have a material impact on the Company’s financial condition and results of operations.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which establishes a comprehensive revenue recognition standard for virtually all industries under GAAP, including those that previously followed industry specific guidance such as the real estate, construction and software industries. ASU 2014-09 specifies that an entity shall recognize revenue when, or as, the entity satisfies a performance obligation by transferring a promised good or service (i.e. an asset) to a customer. An asset is transferred when, or as, the customer obtains control of the asset. Entities are required to disclose qualitative and quantitative information on the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, the FASB issued ASU 2015-14, which defers the effective date of ASU 2014-09. ASU 2014-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. The Company may elect, to early adopt the standard, but not before fiscal years beginning after December 15, 2016. The amendments may be applied retrospectively to each period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The Company is evaluating the provisions of ASUs 2014-09 and 2015-14, but does not believe that their adoption will have a material impact on the Company’s financial condition and results of operations.

RECLASSIFICATION

Certain comparative amounts for the prior year have been reclassified to conform to current year presentation. Such reclassifications did not affect net income or stockholders’ equity.

SUBSEQUENT EVENTS

The Company has evaluated subsequent events through December 13, 2016, the date of the Form S-4 filing.

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2.	INVESTMENT SECURITIES AVAILABLE FOR SALE

The amortized cost and fair value of investment securities available for sale at September 30, 2016 and December 31, 2015 are as follows:

	SEPTEMBER 30, 2016
		Gross	Gross
		Unrealized	Unrealized
	Amortized Cost	Gains	Losses	Fair Value

U.S. government agency securities	$6,994,892	$16,075	$(9,200)	$7,001,767

Corporate bonds	4,357,929	167,938	(685)	4,525,182

Obligations of states and political subdivisions	34,404,436	1,333,002	(323)	35,737,115

Mortgage-backed securities - residential	53,109,356	1,446,506	(34,005)	54,521,857

Subtotal, debt securities	98,866,613	2,963,521	(44,213)	101,785,921

Equity securities	2,383,527	1,009,170	(112,013)	3,280,684

Total	$101,250,140	$3,972,691	$(156,226)	$105,066,605

	DECEMBER 31, 2015
		Gross	Gross
		Unrealized	Unrealized
	Amortized Cost	Gains	Losses	Fair Value

U.S. government agency securities	$8,951,178	$22,313	$(54,213)	$8,919,278

Corporate bonds	4,359,692	96,848	(677)	4,455,863

Obligations of states and political subdivisions	28,599,199	846,142	(14,840)	29,430,501

Mortgage-backed securities - residential	51,594,368	666,836	(281,395)	51,979,809

Subtotal, debt securities	93,504,437	1,632,139	(351,125)	94,785,451

Equity securities	2,460,871	1,178,469	(120,813)	3,518,527

Total	$95,965,308	$2,810,608	$(471,938)	$98,303,978

Mortgage-backed securities includes securities issued by the U.S. government, corporations, and agencies. Equity securities includes stock held in other financial institutions.

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The following table presents the fair value and gross unrealized losses of investments aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at September 30, 2016 and December 31, 2015.

	SEPTEMBER 30, 2016
	Less than 12 months		12 months or more		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses

Description of Securities

U.S. government agency securities	$2,987,053	$(9,200)	$-	$-	$2,987,053	$(9,200)

Corporate bonds	1,014,181	(685)	-	-	1,014,181	(685)

Obligations of states and political subdivisions	-	-	502,775	(323)	502,775	(323)

Mortgage-backed securities - residential	3,266,121	(4,583)	1,572,486	(29,422)	4,838,607	(34,005)

Subtotal, debt securities	7,267,355	(14,468)	2,075,261	(29,745)	9,342,616	(44,213)

Equity securities	21,300	(926)	313,112	(111,087)	334,412	(112,013)

Total Temporarily Impaired Securities	$7,288,655	$(15,394)	$2,388,373	$(140,832)	$9,677,028	$(156,226)

	DECEMBER 31, 2015
	Less than 12 months		12 months or more		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses

Description of Securities

U.S. government agency securities	$3,470,911	$(29,089)	$1,474,397	$(25,124)	$4,945,308	$(54,213)

Corporate bonds	751,225	(677)	-	-	751,225	(677)

Obligations of states and political subdivisions	2,833,100	(6,463)	1,229,950	(8,377)	4,063,050	(14,840)

Mortgage-backed securities - residential	17,195,607	(123,604)	4,464,534	(157,791)	21,660,141	(281,395)

Subtotal, debt securities	24,250,843	(159,833)	7,168,881	(191,292)	31,419,724	(351,125)

Equity securities	-	-	303,386	(120,813)	303,386	(120,813)

Total Temporarily Impaired Securities	$24,250,843	$(159,833)	$7,472,267	$(312,105)	$31,723,110	$(471,938)

The unrealized losses on the Company’s investments in U.S. government agency securities (“agency bonds”), obligations of state and political subdivisions, and mortgage-backed securities (“MBS”) were primarily caused by interest rate fluctuations. In the case of agency bonds and MBS, the contractual cash flows are guaranteed by an agency of the U.S. government or a government sponsored enterprise. In the case of obligations of state and political subdivisions, the contractual terms are guaranteed by the respective issuers and may be insured by third-party insurance companies. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Company does not intend to sell the investments, and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost basis, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired at September 30, 2016 and December 31, 2015. There were 3 and 5 positions in agency bonds, 1 and 1 positions in corporate bonds, 1 and 9 positions in obligations of state and political

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subdivisions, 4 and 27 positions in MBS, and 4 and 3 positions in equity securities that were temporarily impaired at September 30, 2016 and December 31, 2015, respectively.

The Company’s investments in equity securities consist primarily of investments in common stock of bank holding companies. The Company evaluated the near-term prospects of the issuers in relation to the severity and duration of the impairment. Based upon that evaluation, and because the Company does not plan to or believe it will be forced to sell the investments prior to full recovery of fair value, the Company does not consider the investments to be other-than-temporarily impaired at September 30, 2016 and December 31, 2015.

The amortized cost and fair value of debt securities at September 30, 2016, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Due on one year or less	$7,642,188	$7,858,005
Due after one year through five years	$62,321,443	$64,156,884
Due after five years through ten years	$24,363,026	$25,151,655
Due after ten years	$4,539,956	$4,619,377
Total Debt Securities	$98,866,613	$101,785,921

Investment securities with a fair value of $13,727,995 and $9,942,262 were pledged to secure public deposits and other purposes as required by law at September 30, 2016 and December 31, 2015, respectively. Investment securities with a fair value of $10,639,092 and $12,453,538 were pledged to secure repurchase agreements at September 30, 2016 and December 31, 2015, respectively. For the nine months ended September 30, 2016 and 2015, proceeds from sales of securities available for sale amounted to $2,184,475 and $991,101, respectively. Gross realized gains amounted to $306,139 and $81,849 in 2016 and 2015, respectively. Gross realized losses amounted to $0 in 2016 and $0 in 2015.

3.	LOANS

Major classifications of loans at September 30, 2016 and December 31, 2015 are summarized as follows:

	September 30,	December 31,
	2016	2015
Real Estate:
Construction	$6,533,304	$4,557,943
Mortgage:
Residential	60,456,713	62,492,024
Commercial	150,458,322	136,960,989
Commercial	29,480,847	23,980,517
Consumer	53,791,352	48,838,238
Lease financing	6,194,698	10,000,436
Other	11,136	13,418

Total	306,926,372	286,843,565

Less net deferred loan fees	388,029	432,586

	306,538,343	286,410,979

Less allowance for loan and lease losses	3,745,801	3,579,274

Net Loans	$302,792,542	$282,831,705

The Company’s primary business activity is to grant commercial, residential, lease financing, and consumer loans. These loans are typically granted to customers located within its local trade areas, which are concentrated in Allegheny County, Pennsylvania. Although the Company has a diversified loan portfolio, loans outstanding to individuals and businesses are dependent upon the local economic conditions in its immediate trade area.

In the normal course of business, loans are extended to directors, principal officers, and their affiliates. In management’s opinion, all of these loans are on substantially the same terms and conditions as loans to other individuals and businesses of comparable

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creditworthiness. A summary of loan activity for those principal officers, directors, and their affiliates for the nine months ended September 30, 2016 and the year ended December 31, 2015 is shown below:

Balance January 1, 2015	$1,360,571
Additions	438,832
Repayments	(164,929)
Balance December 31, 2015	$1,634,474
Additions	825,653
Repayments	(120,332)
Balance September 31, 2016	$2,339,795

4. CREDIT QUALITY AND RELATED ALLOWANCE FOR LOAN AND LEASE LOSSES

The following table summarizes the primary segments of the loan portfolio and the related allowance as of September 30, 2016 and December 31, 2015:

	Real Estate
		Mortgage
September 30, 2016	Construction	Residential	Commercial	Commercial	Consumer	Lease financing	Other	Total

Total loans	$6,533,304	$60,456,713	$150,458,322	$29,480,847	$53,791,352	$6,194,698	$11,136	$306,926,372

Individually evaluated for impairment	-	313,329	2,444,865	1,750,000	-	-	-	4,508,194

Collectively evaluated for impairment	6,533,304	60,143,384	148,013,457	27,730,847	53,791,352	6,194,698	11,136	302,418,178

Related Allowance	$159,000	$111,000	$997,801	$1,601,000	$877,000	$-	$-	$3,745,801

Individually evaluated for impairment	-	-	234,457	1,029,578	-	-	-	1,264,035

Collectively evaluated for impairment	159,000	111,000	763,344	571,422	877,000	-	-	2,481,766

	Real Estate
		Mortgage
December 31, 2015	Construction	Residential	Commercial	Commercial	Consumer	Lease financing	Other	Total

Total loans	$4,557,943	$62,492,024	$136,960,989	$23,980,517	$48,838,238	$10,000,436	$13,418	$286,843,565

Individually evaluated for impairment	-	313,329	591,135	1,858,294	-	430,605	-	3,193,363

Collectively evaluated for impairment	4,557,943	62,178,695	136,369,854	22,122,223	48,838,238	9,569,831	13,418	283,650,202

Related Allowance	$154,000	$146,000	$1,300,274	$1,120,000	$847,000	$12,000	$-	$3,579,274

Individually evaluated for impairment	-	-	215,000	625,000	-	-	-	840,000

Collectively evaluated for impairment	154,000	146,000	1,085,274	495,000	847,000	12,000	-	2,739,274

The segments of the Company’s loan portfolio are disaggregated to a level that allows management to monitor risk and performance. The real estate loan segment is further disaggregated into three classes. Construction loans typically consist of loans to build commercial buildings and acquire and develop residential real estate. Residential mortgages include loans to individuals secured by residential properties. Commercial mortgages consist of loans to commercial borrowers secured by commercial or residential real estate. The commercial loan segment consists of loans to finance the activities of commercial business customers. The consumer loan segment consists primarily of home equity loans, installment loans, and overdraft lines of credit. The lease financing segment consists of leases to commercial customers primarily to finance vehicles and equipment.

Management evaluates individual loans in all of the commercial segments for possible impairment if the relationship is greater than $200,000, and if the loan either is in nonaccrual status, risk-rated Substandard or Doubtful, greater than 90 days past due or represents a troubled debt restructuring. Loans are considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The definition of “impaired loans” is not the same as the definition of “nonaccrual loans,” although the two categories overlap. The Company may choose to place a loan on nonaccrual status due to payment delinquency or uncertain collectability, while not classifying the loan as impaired if the loan is not a commercial or commercial real estate loan. Factors considered by management in evaluating impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Management determines the significance of payment delays and payment

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shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. The Company does not separately evaluate individual consumer and residential mortgage loans for impairment, unless such loan is part of a larger relationship that is impaired, has a classified risk rating, or is a troubled debt restructuring.

Once the determination has been made that a loan is impaired, the determination of whether a specific allocation of the allowance is necessary is measured by comparing the recorded investment in the loan to the fair value of the loan using one of three methods: (a) the present value of expected future cash flows discounted at the loan’s effective interest rate; (b) the loan’s observable market price; or (c) the fair value of the collateral less selling costs. The method is selected on a loan-by-loan basis, with management primarily utilizing the fair value of collateral method. The evaluation of the need and amount of a specific allocation of the allowance and whether a loan can be removed from impairment status is made on a quarterly basis. The Corporation’s policy for recognizing interest income on impaired loans does not differ from its overall policy for interest recognition.

The following table summarizes information in regard to impaired loans by loan segment as of September 30, 2016 and December 31, 2015:

			Impaired Loans
	Impaired Loans with Specific		with no Specific
September 30, 2016	Allowance		Allowance	Total Impaired Loans
						Average	Interest Income
	Recorded		Recorded	Recorded	Unpaid Principal	Investment in	Recognized on
	Investment	Related Allowance	Investment	Investment	Balance	Impaired Loans	Impaired Loans

Real Estate:
Construction	$-	$-	$-	$-	$-	$-	$-
Mortgage:
Residential	-	-	313,329	313,329	313,329	313,329	-
Commercial	267,293	234,457	2,177,572	2,444,865	2,447,566	2,444,140	-
Commercial	1,750,000	1,029,578	-	1,750,000	1,750,000	1,602,304	-
Consumer	-	-	-	-	-	-	-
Lease financing	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-
Total	$2,017,293	$1,264,035	$2,490,901	$4,508,194	$4,510,895	$4,359,773	$-

			Impaired Loans
	Impaired Loans with Specific		with no Specific
December 31, 2015	Allowance		Allowance	Total Impaired Loans
						Average	Interest Income
	Recorded		Recorded	Recorded	Unpaid Principal	Investment in	Recognized on
	Investment	Related Allowance	Investment	Investment	Balance	Impaired Loans	Impaired Loans

Real Estate:
Construction	$-	$-	$-	$-	$-	$-	$-
Mortgage:
Residential	-	-	313,329	313,329	313,329	313,329	-
Commercial	385,437	215,000	205,698	591,135	628,179	595,452	9,090
Commercial	1,326,750	625,000	531,544	1,858,294	1,858,294	1,849,824	41,252
Consumer	-	-	-	-	-	-	-
Lease financing	-	-	430,605	430,605	451,953	497,007	19,461
Other	-	-	-	-	-	-	-
Total	$1,712,187	$840,000	$1,481,176	$3,193,363	$3,251,755	$3,255,612	$69,803

Troubled debt restructured loans are those loans whose terms have been renegotiated to provide a reduction or deferral of principal or interest as a result of the financial difficulties experienced by the borrower, who could not obtain comparable terms from alternate financing sources. During 2016, there have been no modifications determined to be a trouble debt restructuring. During 2015, there was one modification determined to be a troubled debt restructuring. The modification consisted of 4 leases to one customer which were consolidated into 1 term loan. In addition to consolidating the positions, an extension of the initial term was granted. The balance of the leases prior to the modification was $538,859. As of September 30, 2016, the loan was on accrual status and had a balance of $502,560. There was no specific reserve established on this loan. This loan is included in the impaired loan table for 2015 shown above.

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Management uses a nine-point internal risk rating system to monitor the credit quality of the overall loan portfolio. The first six categories are considered not criticized, and are aggregated as “Pass” rated. The criticized rating categories utilized by management generally follow bank regulatory definitions. The Special Mention category includes assets that are currently protected but are potentially weak, resulting in an undue and unwarranted credit risk, but not to the point of justifying a Substandard classification. Loans in the Substandard category have well-defined weaknesses that jeopardize the collection of the debt, and have a distinct possibility that some loss will be sustained if the weaknesses are not corrected. All loans greater than 90 days past due are considered Substandard. Any loan that has a specific allocation of the allowance for loan losses and is in the process of liquidation of the collateral is placed in the Doubtful category. Any portion of a loan that has been charged off is placed in the Loss category.

To help ensure that risk ratings are accurate and reflect the present and future capacity of borrowers to repay a loan as agreed, the Company has a structured loan rating process with several layers of internal and external oversight. Generally, consumer and residential mortgage loans are included in the Pass categories unless a specific action, such as delinquency, bankruptcy, repossession, or death occurs to raise awareness of a possible credit event. The Company’s Commercial Loan Officers are responsible for the timely and accurate risk rating of the loans in their portfolios at origination. Commercial relationships are periodically reviewed internally for credit deterioration or improvement in order to confirm that the relationship is appropriately risk rated. The Company engages an external consultant to conduct loan reviews. The scope of the annual engagement, which is performed through semi-annual loan reviews, includes reviewing the top 30 loan relationships, all watchlist loans greater than $100,000, all commercial Reg O loans, and a random sampling of new loan originations between $200,000 and $500,000 during the year. Status reports are provided to management for loans classified as Substandard on a quarterly basis, which results in a proactive approach to resolution. Loans in the Special Mention and Substandard categories that are collectively evaluated for impairment are given separate consideration in the determination of the allowance.

The following table presents the classes of the loan portfolio summarized by the aggregate Pass rating and the classified ratings of Special Mention, Substandard, and Doubtful within the Company’s internal risk-rating system as of September 30, 2016 and December 31, 2015:

September 30, 2016	Pass	Special Mention	Substandard	Doubtful	Total

Real Estate:
Construction	$3,487,112	$3,046,192	$-	$-	$6,533,304
Mortgage:
Residential	58,359,744	1,527,340	569,629	-	60,456,713
Commercial	147,201,025	619,648	2,637,649	-	150,458,322
Commercial	27,430,037	297,450	1,753,360	-	29,480,847
Consumer	53,499,319	51,911	240,122	-	53,791,352
Lease financing	6,190,639	-	4,059	-	6,194,698
Other	11,136	-	-	-	11,136
Total	$296,179,012	$5,542,541	$5,204,819	$-	$306,926,372

December 31, 2015	Pass	Special Mention	Substandard	Doubtful	Total

Real Estate:
Construction	$1,507,943	$3,050,000	$-	$-	$4,557,943
Mortgage:
Residential	61,118,939	788,997	584,088	-	62,492,024
Commercial	133,011,234	3,084,370	865,385	-	136,960,989
Commercial	21,895,030	157,970	1,927,517	-	23,980,517
Consumer	48,529,470	48,772	259,996	-	48,838,238
Lease financing	9,448,424	-	552,012	-	10,000,436
Other	13,418	-	-	-	13,418
Total	$275,524,458	$7,130,109	$4,188,998	$-	$286,843,565

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Management further monitors the performance and credit quality of the loan portfolio by analyzing the age of the portfolio as determined by the length of time a recorded payment is past due based on the loans’ contractual due dates. The following table presents the segments of the loan portfolio summarized by the past due status of performing loans and nonaccrual loans as of September 30, 2016 and December 31, 2015:

September 30, 2016		Days Past Due
							Total Loans
	Current	30-59	60-89	90+	Total	Nonaccrual	Receivables

Real Estate:
Construction	$6,533,304	$-	$-	$-	$-	$-	$6,533,304
Mortgage:
Residential	58,693,417	516,656	-	1,107,512	1,624,168	139,128	60,456,713
Commercial	147,390,014	32,894	293,302	-	326,196	2,742,112	150,458,322
Commercial	27,726,100	4,747	-	-	4,747	1,750,000	29,480,847
Consumer	53,203,946	250,130	14,789	29,723	294,642	292,764	53,791,352
Lease financing	6,186,750	3,889	-	-	3,889	4,059	6,194,698
Other	5,990	3,418	1,728	-	5,146	-	11,136
Total	$299,739,521	$811,734	$309,819	$1,137,235	$2,258,788	$4,928,063	$306,926,372

December 31, 2015		Days Past Due
							Total Loans
	Current	30-59	60-89	90+	Total	Nonaccrual	Receivables

Real Estate:
Construction	$4,557,943	$-	$-	$-	$-	$-	$4,557,943
Mortgage:
Residential	60,385,767	643,123	32,256	1,282,065	1,957,444	148,813	62,492,024
Commercial	134,239,473	1,300	72,151	2,008,540	2,081,991	639,525	136,960,989
Commercial	22,566,696	-	-	-	-	1,413,821	23,980,517
Consumer	48,461,680	28,107	3,694	31,207	63,008	313,550	48,838,238
Lease financing	9,798,065	80,964	-	-	80,964	121,407	10,000,436
Other	8,468	3,911	389	650	4,950	-	13,418
Total	$280,018,092	$757,405	$108,490	$3,322,462	$4,188,357	$2,637,116	$286,843,565

An allowance for loan and lease losses (“ALLL”) is maintained to absorb losses from the loan and lease portfolio. The ALLL is based on management’s continuing evaluation of the risk characteristics and credit quality of the loan and lease portfolio, assessment of current economic conditions, diversification and size of the portfolio, adequacy of collateral, past and anticipated loss experience, and the amount of non-performing loans.

The Bank’s methodology for determining the ALLL is based on the requirements of ASC Section 310-10-35 for loans individually evaluated for impairment (discussed above) and ASC Subtopic 450-20 for loans collectively evaluated for impairment, as well as the Interagency Policy Statements on the Allowance for Loan and Lease Losses and other bank regulatory guidance. The total of the two components represents the Bank’s ALLL.

Loans that are collectively evaluated for impairment are analyzed with general allowances being made as appropriate. For general allowances, historical loss trends are used in the estimation of losses in the current portfolio. These historical loss amounts are modified by other qualitative factors.

The segments described above, which are based on the Federal Deposit Insurance Corporation (“FDIC”) call code assigned to each loan, provide the starting point for the ALLL analysis. Management tracks the historical net charge-off activity at the segment level. A historical charge-off factor is calculated utilizing a defined number of consecutive historical years. Currently, the Company utilizes a five year historical charge-off factor.

Management has identified a number of additional qualitative factors which it uses to supplement the historical charge-off factor because these factors are likely to cause estimated credit losses associated with the existing loan pools to differ from historical loss experience. The additional factors are evaluated periodically and updated using information obtained from internal, regulatory, and governmental sources including, but not limited to: national and local economic trends and conditions; levels of and trends in delinquency rates and non-accrual loans; trends in volumes and terms of loans; effects of changes in lending policies; experience,

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ability, and depth of lending staff; value of underlying collateral; and concentrations of credit from a loan type, industry, and/or geographic standpoint.

Management reviews the loan portfolio on a quarterly basis using a defined, consistently applied process in order to make appropriate and timely adjustments to the ALLL. When information confirms all or part of specific loans to be uncollectible, these amounts are promptly charged-off against the ALLL.

The following table summarizes the ALLL as of September 30, 2016 and September 30, 2015:

	Real Estate
		Mortgage
	Construction	Residential	Commercial	Commercial	Consumer	Lease financing	Other	Total

Beginning Balance January 1, 2016	$154,000	$146,000	$1,300,274	$1,120,000	$847,000	$12,000	$-	$3,579,274
Charge-offs	-	-	(59,672)	-	(13,057)	(67,875)	-	(140,604)
Recoveries	-	-	20	-	6,861	250	-	7,131
Provisions	5,000	(35,000)	(242,821)	481,000	36,196	55,625	-	300,000
Ending balance September 30, 2016	$159,000	$111,000	$997,801	$1,601,000	$877,000	$-	$-	$3,745,801

	Real Estate
		Mortgage
	Construction	Residential	Commercial	Commercial	Consumer	Lease financing	Other	Total

Beginning Balance January 1, 2015	$-	$165,000	$1,487,187	$1,090,000	$576,000	$229,000	$-	$3,547,187
Charge-offs	-	-	(9,103)	(231,601)	(117,661)	(1,775)	-	(360,140)
Recoveries	-	-	-	-	10,081	200,000	-	210,081
Provisions	159,000	5,000	(132,456)	176,601	217,580	(163,225)	-	262,500
Ending balance September 30, 2015	$159,000	$170,000	$1,345,628	$1,035,000	$686,000	$264,000	$-	$3,659,628

The allowance for loan and lease losses is based on estimates, and actual losses will vary from current estimates. Management believes that the granularity of the homogeneous pools and the related historical loss ratios and other qualitative factors, as well as the consistency in the application of assumptions, result in an ALLL that is representative of the risk found in the components of the portfolio at any given date. In addition, federal regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for loan and lease losses and may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination, which may not be currently available to Management. Based on Management’s comprehensive analysis of the loan portfolio, they believe the current level of the allowance for loan and lease losses is adequate.

5.	PREMISES AND EQUIPMENT

Major classifications of premises and equipment at September 30, 2016 and December 31, 2015, are summarized as follows:

	September 30,	December 31,
	2016	2015

Land and land improvements	$1,867,821	$1,092,501
Buildings and building improvements	3,446,711	2,834,617
Furnitures, fixtures, and equipment	3,077,715	2,955,210
Leasehold improvements	808,060	1,146,785
Total	$9,200,307	$8,029,113
Less accumulated depreciation	(5,160,500)	(5,004,641)
Plus projects in progress	90,820	90,820
Premises and equipment, net	$4,130,627	$3,115,292

Depreciation charged to operations was $323,786 and $368,771 for the nine months ended September 30, 2016 and 2015, respectively.

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6.	DEPOSITS

Time deposits include certificates of deposit in denominations of $100,000 or more. Such deposits aggregated $24,492,612 and $19,442,249 at September 30, 2016 and December 31, 2015, respectively. Interest expense related to such deposits was $316,993 and $346,757 for the nine months ended September 30, 2016 and 2015, respectively.

At September 30, 2016, the scheduled maturities of certificates of deposits are as follows:

One year or less	$30,019,061
Over one through two years	7,068,847
Over two through three years	9,187,255
Over three through four years	15,226,246
Over four through five years	966,028
Over five years	692,459
Total	$63,159,896

7.	BORROWED FUNDS

The Bank is a member of the FHLB. This membership allows the Bank to borrow funds from the FHLB which are collateralized by qualifying securities and loans. At September 30, 2016, the Bank had approximately $155 million in maximum borrowing capacity available as collateral for existing and future borrowings. Included in the $155 million is a revolving line of credit agreement the Bank has established with the FHLB whereby it can borrow up to approximately $100 million on a short-term basis. The outstanding balance under this agreement was approximately $70 million and $49 million at September 30, 2016 and December 31, 2015, respectively. The interest rate in effect on those borrowings were .46% and .43% on September 30, 2016 and December 31, 2015, respectively.

Advances, which are typically more long-term in nature, are also available from the FHLB. At September 30, 2016 and December 31, 2015, the Bank had no outstanding advances.

The Company maintains a secured revolving line of credit in the amount of $3 million with Atlantic Community Bankers Bank. At September 30, 2016 and December 31, 2015, the full amount of the established line of credit was available to the Company. Additionally, the Bank has borrowing capacity with the Federal Reserve. The amount that the Bank is able to borrow is equal to the collateral value assigned to loans and/or securities pledged to the Federal Reserve. As of September 30, 2016, the Bank’s collateral value with the Federal Reserve was $35,167,602.

8.	INCOME TAXES

The provision for federal income taxes was $785,006 and $713,888 for the nine months ended September 30, 2016 and 2015, respectively.

9.	COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of business, there are various outstanding commitments and certain contingent liabilities not reflected in the accompanying Consolidated Financial Statements. These commitments and contingent liabilities represent financial instruments with off-balance-sheet risk. The contract or notional amounts of those instruments reflect the extent of involvement in particular types of financial instruments, which were comprised of the following:

	September 30,	December 31,
	2016	2015

Lines of credit	$33,906,862	$41,001,524
Construction loans	8,547,611	535,457
Credit card lines	2,920,060	3,721,358
Other commitments	8,935,859	10,573,960
Standby letters of credit	695,838	830,297
Total	$55,006,230	$56,662,596

The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The same credit policies are used in making commitments and conditional obligations as for on-balance-sheet instruments.

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Generally, collateral is required to support financial instruments with credit risk. The terms are typically for a one-year period with an annual renewal option subject to prior approval by management.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the loan agreement. These commitments are comprised primarily of available commercial and personal lines of credit. Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party.

The exposure to loss under these commitments is limited by subjecting them to credit approval and monitoring procedures. Substantially all commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of the loan funding. Since at times commitments expire without being drawn upon, the total contractual amounts do not necessarily represent future funding requirements.

The Company and the Bank are subject to various legal actions in the normal course of business activities. Management believes that liability, if any, arising from such actions will not have a material adverse effect on the Company’s financial position.

The Company rents certain branch office buildings under long-term lease agreements. Subsequent to December 31, 2015, one location that was previously under a long-term lease agreement was purchased. As a result, minimum rental payments are expected to be less in the future than what was disclosed at December 31, 2015 unless any new rental agreements are entered into.

10.	REGULATORY RESTRICTIONS

Federal law prevents the Company from borrowing from the Bank unless the loans are secured by specific obligations. Further, such secured loans are limited in amount to 10% of the Bank’s capital.

Included in cash and due from banks are required federal reserves of $2,936,000 and $2,835,000 at September 30, 2016 and December 31, 2015, respectively, for facilitating the implementation of monetary policy by the Federal Reserve System. The required reserves are computed by applying prescribed ratios to the classes of average deposit balances. These reserves are held in the form of cash on-hand and a balance maintained with the Federal Reserve Bank.

11.	REGULATORY CAPITAL REQUIREMENTS

Federal regulations require the Company and the Bank to maintain minimum amounts of capital. In July 2013, the FDIC and the other federal bank regulatory agencies issued a final rule that revises capital standards to make them consistent with agreements that were reached by the Basel Committee on Banking Supervision and certain provisions of the Dodd- Frank Act. Among other things, the rule establishes a new common equity Tier 1 minimum capital requirement (4.5% of risk-weighted assets), increases the minimum Tier 1 capital to risk-weighted assets requirement (from 4% to 6% of riskweighted assets), and modifies the calculation of risk-weighted assets to enhance risk sensitivity. The final rule also requires unrealized gains and losses on certain “available-for-sale” securities holdings to be included for purposes of calculating regulatory capital requirements unless a one-time opt-in or opt-out is exercised. The rule limits a banking organization’s capital distributions and certain discretionary bonus payments if the banking organization does not hold a “capital conservation buffer” of 2.5% of common equity Tier 1 capital to risk-weighted assets in addition to the amount necessary to meet its minimum risk-based capital requirements.

The final rule became effective for the Bank on January 1, 2015. The capital conservation buffer requirement will be phased in beginning January 1, 2016, and ending January 1, 2019, when the full capital conservation buffer requirement will be effective. When filing the March 31, 2015 Call Report, the Bank opted-out of including unrealized gains and losses on certain “available–for–sale” securities holdings in the calculation of regulatory capital requirements.

In addition to the capital requirements, the Federal Deposit Insurance Corporation Improvement Act (“FDICIA”) established five capital categories ranging from “well capitalized” to “critically undercapitalized.” Should any institution fail to meet the requirements to be considered “adequately capitalized,” it would become subject to a series of increasingly restrictive regulatory actions.

As of September 30, 2016 and December 31, 2015, the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well capitalized financial institution, Total risk-based, Tier I risk-based, and Tier I leverage capital ratios must be at least 10%, 8%, and 5%, respectively. Prompt corrective action provisions are not applicable to bank holding companies.

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The Bank’s actual capital ratios are presented in the following table, which reflects that the Bank met all capital adequacy requirements. The Company’s capital and ratios are comparable to those shown for the Bank.

	September 30, 2016		December 31, 2015
	Amount	Ratio	Amount	Ratio

Total risk-based:
Actual	$43,401,000	13.33%	$42,234,000	14.13%
For capital adequacy purposes	26,056,240	8.00	23,917,000	8.00
To be well capitalized	32,570,300	10.00	29,896,000	10.00

Tier I risk-based:
Actual	$39,458,000	12.11%	$38,488,000	12.87%
For capital adequacy purposes	19,542,180	6.00	17,937,000	6.00
To be well capitalized	26,056,240	8.00	23,917,000	8.00

Common equity tier I risk-based:
Actual	$39,458,000	12.11%	$38,488,000	12.87
For capital adequacy purposes	14,656,635	4.50	13,453,000	4.50
To be well capitalized	21,170,695	6.50	19,432,000	6.50

Tier I leverage:
Actual	$39,458,000	9.21%	$38,488,000	9.62%
For capital adequacy purposes	17,141,000	4.00	15,999,000	4.00
To be well capitalized	21,426,250	5.00	19,999,000	5.00

12.	FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets and liabilities recognized or disclosed at fair value on a recurring basis and certain financial assets and liabilities recognized or disclosed at fair value on a non-recurring basis are accounted for using a three-level hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. This hierarchy gives the highest priority to quoted prices with readily available independent data in active markets for identical assets or liabilities (Level I) and the lowest priority to unobservable market inputs (Level III). When various inputs for measurement fall within different levels of the fair value hierarchy, the lowest level input that has a significant impact on the fair value measurement is used.

Financial assets and liabilities are categorized based upon the following characteristics or inputs to the valuation techniques:

Level I	Quoted prices are available in the active markets for identical assets or liabilities as of the reported date.

Level II	Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets and liabilities include items for which quoted prices are available but traded less frequently, and items that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level III	Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The Company is responsible for the valuation process and as part of this process may use data from outside sources in establishing fair value. The Company performs due diligence to understand the inputs used or how the data was calculated or derived. The Company corroborates the reasonableness of external inputs in the valuation process.

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The estimated fair values (in thousands) of the Company’s financial instruments at September 30, 2016 and December 31, 2015, are as follows:

	Carrying	Estimated Fair
September 30, 2016	Value	Value	Level I	Level II	Level III
Financial assets:
Cash and interest-earning deposits with other institutions	$9,617	$9,617	$9,617	$-	$-
Investment securities available for sale	105,067	105,067	3,281	101,786	-
Net loans	302,793	302,652	-	-	302,652
Federal Home Loan Bank Stock	5,019	5,019	-	5,019	-
Accrued interest receivable	1,145	1,145	-	1,145	-
Financial liabilities:
Deposits	$320,895	$322,106	$-	$322,106	$-
Short-term borrowings	69,760	69,760	-	69,760	-
Accrued interest payable	634	634	-	634	-

	Carrying	Estimated Fair
December 31, 2015	Value	Value	Level I	Level II	Level III
Financial assets:
Cash and interest-earning deposits with other institutions	$9,145	$9,145	$9,145	$-	$-
Investment securities available for sale	98,304	98,304	3,519	94,785	-
Net loans	282,832	282,169	-	-	282,169
Federal Home Loan Bank Stock	3,970	3,970	-	3,970	-
Accrued interest receivable	1,157	1,157	-	1,157	-
Financial liabilities:
Deposits	$315,346	$316,411	$-	$316,411	$-
Short-term borrowings	48,659	48,659	-	48,659	-
Accrued interest payable	650	650	-	650	-

Cash and Interest-Earning Deposits with Other Institutions, Federal Home Loan Bank Stock, Accrued Interest Receivable, and Accrued Interest Payable

The carrying amounts reported for these instruments approximate fair value.

Loans and Deposits

The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans with similar characteristics are aggregated for the purposes of the calculations. Demand, savings, and money market deposit accounts are valued at the amount payable on-demand as of year-end. Fair values for time deposits are estimated using a discounted cash flow calculation that applies contractual cost currently being offered in the existing portfolio to current market rates being offered for deposits of similar remaining maturities.

Borrowings

The fair value of fixed rate advances are estimated using discounted cash flows, based on current incremental borrowing rates for similar types of borrowing arrangements with similar credit. The carrying amount on variable rate advances approximates their fair value.

Off-balance Sheet Financial Instruments

Many of the Company’s off-balance sheet instruments, primarily loan commitments and standby letters of credit, are expected to expire without being drawn upon; therefore, the commitment amounts do not necessarily represent future cash requirements. Management has determined that due to the uncertainties of cash flows and difficulty in predicting the timing of cash flows for loan commitments, fair values were not estimated for either period. See Note 9, “Commitments and Contingent Liabilities,” for additional information.

The following table presents the assets and liabilities measured at fair value on a recurring basis as of September 30, 2016 and December 31, 2015, by level within the fair value hierarchy. Equity securities in the available-for-sale security portfolio are measured at fair value using quoted market prices for identical assets and are classified within Level I of the valuation hierarchy. Debt securities

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are measured at fair value by using matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted market prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted prices.

September 30, 2016	Level I	Level II	Level III	Total
Assets:
Debt securities
U.S. Government agency securities	$-	$7,001,767	$-	$7,001,767
Corporate bonds	-	4,525,182	-	4,525,182
Obligations of states and political subdivisions	-	35,737,115	-	35,737,115
Mortgage-backed securities - residential	-	54,521,857	-	54,521,857
Subtotal, debt securities	-	101,785,921	-	101,785,921
Equity securities	3,280,684	-	-	3,280,684
Liabilities:	-	-	-	-

December 31, 2015	Level I	Level II	Level III	Total
Assets:
Debt securities
U.S. Government agency securities	$-	$8,919,278	$-	$8,919,278
Corporate bonds	-	4,455,863	-	4,455,863
Obligations of states and political subdivisions	-	29,430,501	-	29,430,501
Mortgage-backed securities - residential	-	51,979,809	-	51,979,809
Subtotal, debt securities	-	94,785,451	-	94,785,451
Equity securities	3,518,527	-	-	3,518,527
Liabilities:	-	-	-	-

The following table presents the assets measured at fair value on a nonrecurring basis as of September 30, 2016 and December 31, 2015. Impaired loans that are collateral dependent are written down to fair value through the establishment of specific reserves. Techniques used to value the collateral that secures the impaired loan includes observable inputs as employed by certified appraisers for similar assets classified as Level II inputs. In cases where valuation techniques included inputs that are unobservable and are based on estimates and assumptions developed by management based on the best information available under each circumstance, the asset valuation is classified as Level III.

September 30, 2016	Level I	Level II	Level III	Total
Assets measured on a non-recurring basis:
Impaired loans	$-	$-	$3,244,159	$3,244,159

December 31, 2015	Level I	Level II	Level III	Total
Assets measured on a non-recurring basis:
Impaired loans	$-	$-	$2,353,363	$2,353,363

Impaired loans are individually reviewed to determine the amount of each loan that is considered to be at risk of noncollection. The impaired loans are reported at fair value less any specific allowance. Fair value is generally determined by an appraisal of collateral, which includes various Level III inputs that are not identifiable. Appraisals may also be adjusted by management for qualitative factors such as economic conditions and estimated liquidation expenses. Adjustments for qualitative factors and estimated liquidation expenses are typically 0% to 30% of the appraised value of the collateral.

13.	MERGER

On August 29, 2016, the Company announced the execution of an agreement and plan of merger pursuant to which the Company will merge with and into Standard Financial Corp. (“Standard”) and the Bank will merge with and into Standard Bank, the wholly-owned subsidiary of Standard. The resulting company will be named Standard AVB Financial Corp. and the resulting bank will be named Standard Bank.

The terms of the merger agreement have been unanimously approved by the boards of directors of both institutions. Pursuant to the merger agreement, the Company shareholders will receive 2.083 shares of Standard common stock for each share of Company common stock they own in a transaction structured to qualify as a tax-free reorganization under the Internal Revenue Code. In addition, Company shareholders will receive cash in lieu of fractional shares they would otherwise receive in the merger.

The transaction is subject to approval by the shareholders of Standard and the Company as well as the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), the FDIC, and the Pennsylvania Department of Banking and Securities.

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Regulatory approval has been received from both the Federal Reserve Board and FDIC on November 22, 2016 and November 25, 2016, respectively. Approval of the Pennsylvania Department of Banking and Securities is pending. The merger is expected to close in the second quarter of 2017.

As of September 30, 2016, the Company had incurred expenses related to the merger totaling $403,989. Included in those expenses were primarily one-time legal and investment banking fees related to the due diligence process and execution of the merger agreement.

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Baker Tilly
Formerly ParentBeard

Baker Tilly Virchow Krause, LLP
20 Stanwix St, Ste 800
Pittsburgh, PA 15222-4808
tel 412 697 6400
tel 800 267 9405
fax 888 264 9617
bakertilly.com

Independent Auditors’ Report

Board of Directors and Stockholders

Allegheny Valley Bancorp, Inc.

We have audited the accompanying consolidated financial statements of Allegheny Valley Bancorp, Inc. and its subsidiary, which comprise the consolidated balance sheets as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Allegheny Valley Bancorp, Inc. and its subsidiary as of December 31, 2015 and 2014, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Baker Tilly Virchow Krause, LLP

Pittsburgh, Pennsylvania

February 24, 2016

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Consolidated Balance Sheets

	December 31
	2015	2014
Assets
Cash	$2,061,781	$2,250,741
Interest-earning deposits with other institutions	7,083,417	9,161,189
Cash and cash equivalents	9,145,198	11,411,930
Investment securities available-for-sale	98,303,978	103,375,676
Loans receivable, net	282,831,705	275,261,629
Federal Home Loan Bank stock, at cost	3,969,500	3,455,600
Office properties and equipment, net	3,115,292	3,333,723
Goodwill	8,143,684	8,143,684
Bank-owned life insurance	6,270,426	6,194,486
Accrued interest and other assets	2,759,948	3,950,118
Total Assets	$414,539,731	$415,126,846
Liabilities
Deposits
Noninterest-bearing demand	$103,187,592	$101,033,819
Interest-bearing demand	24,783,869	22,776,957
Savings	49,366,896	48,187,460
Money market	71,516,690	75,352,546
Time	66,490,484	75,095,407
Total deposits	315,345,531	322,446,189
Short-term borrowings	48,658,500	36,128,100
Long-term debt	-	5,989,501
Accrued interest and other liabilities	1,317,213	2,901,754
Total Liabilities	$365,321,244	$367,465,544
Stockholders’ Equity
Common stock, par value $1; authorized 5,000,000 shares; issued 1,170,000 shares	1,170,000	1,170,000
Additional paid-in capital	2,706,502	2,827,970
Retained earnings	50,935,846	49,898,036
Accumulated other comprehensive income	1,543,521	1,779,598
	56,355,869	55,675,604
Treasury stock, at cost (151,143 and 169,732 shares)	(7,137,382)	(8,014,302)
Stockholders’ Equity, Net	49,218,487	47,661,302
Total Liabilities and Stockholders’ Equity	$414,539,731	$415,126,846

See Notes to Consolidated Financial Statements

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Consolidated Statements of Income

	Years Ended December 31
	2015	2014
Interest Income:
Interest and fees on loans	$12,220,724	$12,424,602
Interest-earning deposits	9,728	12,514
Investment securities:
Taxable interest	2,125,706	2,096,697
Tax-exempt interest	827,030	734,483
Total Interest Income	15,183,188	15,268,296
Interest Expense:
Deposits	1,211,949	1,588,333
Borrowed funds	316,996	313,394
Total Interest Expense	1,528,945	1,901,727
Net Interest Income	13,654,243	13,366,569
Provision For Loan Losses	350,000	391,667
Net Interest Income After Provision For Loan Losses	13,304,243	12,974,902
Noninterest Income:
Service charges on deposit accounts	1,223,586	1,345,976
Net gain on sales of investment securities available-for-sale	112,244	128,783
Brokerage fee income	173,385	200,268
Mortgage fee income	330,540	679,098
Lease fee income	1,220	82,876
Other income	581,907	620,782
Total Noninterest Income	2,422,882	3,057,783
Noninterest Expense:
Salaries and employee benefits	5,750,568	6,240,800
Occupancy expense	1,085,224	1,150,332
Data processing and equipment expense	1,178,356	1,193,498
Pennsylvania shares tax	283,544	274,233
FDIC insurance expense	227,288	242,053
Legal and professional fees	606,722	357,442
Other expense	2,294,274	2,493,355
Total Noninterest Expense	11,425,976	11,951,713
Income Before Income Taxes	4,301,149	4,080,972
Income Taxes	965,036	968,188
Net Income	$3,336,113	$3,112,784
Basic and Diluted Earnings Per Share	$3.34	$3.14
Weighted Average Shares Outstanding	1,007,929	990,766
Actual Shares Outstanding	1,018,857	1,000,268

See Notes to Consolidated Financial Statements

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Consolidated Statements of Comprehensive Income

	Years Ended December 31
	2015	2014
Net Income	$3,336,113	$3,112,784
Other comprehensive (loss) income, net of tax:
Unrealized holding (losses) gains on securities available for sale, net of tax of $(93,787) and $1,051,831	(182,056)	2,041,788
Reclassification adjustment for gains on securities included in net income, net of tax of $(27,828) and $(43,786)(1)	(54,021)	(84,997)
Total Other Comprehensive (Loss) Income	(236,077)	1,956,791
Total Comprehensive Income	$3,100,036	$5,069,575

See Notes to Consolidated Financial Statements

(1)The gross amount of the gains on the sales of investment securities available-for-sale were $81,849 in 2015 and $128,783 in 2014 and are included in the Consolidated Statements of Income.

Consolidated Statements of Changes in Stockholders’ Equity

	Years Ended December 31
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Treasury Stock	Total
Balance, December 31, 3013	$1,170,000	$2,852,239	$49,042,814	$(177,193)	$(8,754,243)	$44,133,617
Net income	—	—	3,112,784	—	—	3,112,784
Other comprehensive income, net of tax	—	—	—	1,956,791	—	1,956,791
Issuance of restricted stock	—	—	—	—	56,003	56,003
Stock-based compensation expense	—	108,202	—	—	—	108,202
Sale of treasury stock	—	(69,545)	—	—	209,471	139,926
Dividends declared ($2.28)	—	(62,926)	(2,257,562)	—	474,467	(1,846,021)
Balance, December 31, 2014	$1,170,000	$2,827,970	$49,898,036	$1,779,598	$(8,014,302)	$47,661,302

Net income	—	—	3,336,113	—	—	3,336,113
Other comprehensive loss, net of tax	—	—	—	(236,077)	—	(236,077)
Issuance of restricted stock	—	—	—	—	159,368	159,368
Stock-based compensation expense	—	108,654	—	—	—	108,654
Sale of treasury stock	—	(164,903)	—	—	233,878	68,975
Dividends declared ($2.28)	—	(65,219)	(2,298,303)	—	483,674	(1,879,848)
Balance, December 31, 2015	$1,170,000	$2,706,502	$50,935,846	$1,543,521	$(7,137,382)	$49,218,487

See Notes to Consolidated Financial Statements

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Consolidated Statements of Cash Flows

	Years Ended December 31
	2015	2014
Cash Flows From Operating Activities
Net income	$3,336,113	$3,112,784
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	478,278	496,948
Net amortization of premiums, intangible assets, and mortgage servicing assets	274,032	328,377
Provision for loan losses	350,000	391,667
Net gain on the sale of investment securities available for sale	(81,849)	(128,783)
Net loss on sale of other real estate owned	—	4,436
Deferred income tax expense	140,712	136,514
(Increase) decrease in accrued interest receivable	(53,998)	80,021
Decrease in accrued interest payable	(58,584)	(48,269)
Increase (decrease) in income taxes payable	30,761	(7,228)
Increase in cash surrender value of bank-owned life insurance	(173,263)	(169,253)
Increase in mortgage servicing asset	(46,097)	(202,791)
Other, net	390,249	131,775
Net Cash Provided By Operating Activities	4,586,354	4,126,198
Cash Flows From Investing Activities
Investment securities available for sale:
Proceeds from maturities, calls, and principal repayments	14,694,426	11,418,233
Proceeds from sales	991,101	3,536,381
Purchases	(12,543,776)	(20,454,209)
Net increase in loans	(7,350,265)	(7,943,757)
Purchase of bank-owned life insurance	—	(75,000)
Proceeds from sale of other real estate owned	—	24,564
Purchase of FHLB stock	(5,579,900)	(3,510,800)
Redemptions of FHLB stock	5,066,000	2,208,500
Proceeds from sale of assets not in service	345,403	—
Purchases of premises and equipment	(259,847)	(429,988)
Net Cash Used By Investing Activities	(4,636,858)	(15,226,076)
Cash Flows From Financing Activities
Net decrease in deposits	(7,100,658)	(15,024,553)
Repayments of long-term debt	(6,000,000)	—
Net increase in short-term borrowings	12,530,400	31,921,800
Dividends paid	(1,879,848)	(1,846,021)
Issuance of treasury stock	233,878	209,471
Net Cash (Used) Provided By Financing Activities	(2,216,228)	15,260,697
(Decrease) Increase In Cash And Cash Equivalents	(2,266,732)	4,160,819
Cash And Cash Equivalents, Beginning Of Year	11,411,930	7,251,111
Cash And Cash Equivalents, End Of Year	$9,145,198	$11,411,930

Supplemental Information
Cash paid during the year for:
Interest on deposits and borrowings	$1,557,401	$1,949,996
Income taxes	$790,000	$851,500

Non-cash investing and financing activities:
Stock dividends	$418,455	$411,541

See Notes to Consolidated Financial Statements

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Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS AND BASIS OF PRESENTATION

The accompanying consolidated financial statements include the accounts of Allegheny Valley Bancorp, Inc. (the “Company”) and its subsidiary, Allegheny Valley Bank of Pittsburgh (the “Bank”) and the Bank’s wholly owned subsidiary, Allegheny Valley Financial Services, LLC. Additionally the Bank owns 51% of Community Bankers Settlement Company, LLC, which was organized to act as a title insurance agent for customers of the Bank and customers of other community banks. Intercompany accounts and transactions have been eliminated in consolidation.

The Company is a Pennsylvania corporation and is registered under the Holding Company Act of 1956, as amended. The Company and its subsidiaries derive substantially all of their income from banking and bank-related services. These services include interest earnings on commercial mortgages, residential real estate, lease financing, and consumer and commercial loan financing, as well as interest earnings on investment securities and charges for deposit services to its customers. The Bank provides banking and bank-related services primarily in Allegheny County, Pennsylvania, and secondarily in other surrounding counties through its eight retail locations. The Company is supervised by the Federal Reserve Board, while the Bank is subject to regulation and supervision by the Federal Deposit Insurance Corporation and the Commonwealth of Pennsylvania Department of Banking.

USE OF ESTIMATES

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP), management is required to make estimate and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of related revenue and expenses during the reporting period. Although our current estimates contemplate current conditions and how we expect them to change in the future, it is reasonably possible that in 2016, actual conditions could be worse than anticipated in those estimates, which could materially affect our results of operations and financial condition. Material estimates that are particularly susceptible to significant change in the near term relate to the fair value of investment securities available for sale, determination of the allowance for losses on loans, the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans, other-than-temporary impairment evaluations of securities, the valuation of deferred tax assets, and the valuation of goodwill impairment.

CASH EQUIVALENTS

For the purposes of reporting cash flows, the Company has defined cash and cash equivalents as those amounts included in the balance sheet captions cash and interest-earning deposits with other institutions. Account balances are insured by the Federal Deposit Insurance Corporation up to at least $250,000. At times, the Company may maintain more than $250,000 in cash at a financial institution.

INVESTMENT SECURITIES

Investment securities are classified at the time of purchase based on management’s intention and ability. Held-to-maturity securities are debt securities acquired with the intent and ability to hold to maturity and are stated at amortized cost. The Company had no held-to-maturity securities in 2015 or 2014. Available-for-sale securities are other debt and equity securities that are not classified as held-to-maturity or trading securities and serve principally as a source of liquidity. Available-for-sale securities

F-77

Notes to Consolidated Financial Statements

are stated at fair value, with unrealized holding gains and losses reported as a separate component of stockholders’ equity, net of tax, until realized. Declines in the fair value of individual securities below their cost that are other than temporary will result in write-downs of the individual securities to their fair value. The other-than-temporary impairment is separated into credit-related and noncredit-related components. The credit-related impairment generally represents the amount by which the present value of the cash flows that are expected to be collected on an other-than-temporarily impaired security fall below its amortized cost while the noncredit-related component represents the remaining portion of the impairment not otherwise designated as credit-related. The Company recognizes credit-related, other-than-temporary impairments in earnings, while noncredit-related, other-than-temporary impairments on debt securities are recognized, net of deferred taxes, in accumulated other comprehensive income. In estimating other than-temporary losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) whether the Company plans to sell or will be forced to sell the security. Realized securities gains and losses are computed using the specific identification method. Amortization of premiums and accretion of discounts are recorded as interest income from investments over the life of the security utilizing the level yield method. Interest and dividends on investment securities are recognized as income when earned.

LOANS

Loans which management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their unpaid principal balance, adjusted for any allowance for loan losses and any deferred loan fees or costs. Interest income on loans is accrued at the contractual rate on the principal amount outstanding and includes the amortization of deferred loan fees and costs. Deferred loan fees and costs are netted and amortized to income over the life of the loan. Accrual of interest is discontinued when, in the opinion of management, collection is doubtful. All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. Amortization of any net deferred fees is discontinued when a loan is placed on nonaccrual status. Interest on nonaccrual loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

All loans are charged off when management determines that principal and interest are not collectible. Any excess of the Company’s recorded investment in impaired loans over the measured value of the loan is provided for in the allowance for loan losses.

ALLOWANCE FOR LOAN AND LEASE LOSSES

The allowance for loan and lease losses represents the amount which management estimates is necessary to provide for probable losses in its loan and lease portfolio. The Company uses the allowance method in providing for loan and lease losses. Accordingly, all loan and lease losses are charged to the allowance, and all recoveries are credited to it. The allowance for loan and lease losses is established through a provision for loan losses which is charged to operations.

F-78

Notes to Consolidated Financial Statements cont.

GOODWILL

Goodwill represents the excess of the purchase price over the cost of net assets purchased. Goodwill is not amortized, but is evaluated for impairment.

At least annually, management reviews goodwill and evaluates events or changes in circumstances that may indicate impairment in the carrying amount of goodwill.

For 2015 and 2014, no impairment existed; however, for any future period, if the Company determines that there has been impairment in the carrying value of goodwill, the Company would record a charge to earnings, which could have a material adverse effect on net income. Any write-off of goodwill acquired in connection with RSV Bancorp, Inc. (“RSV”) will not be deductible for tax purposes. Any write-off of goodwill acquired in connection with Metropolitan Savings Bank (“MSB”) would be deductible for tax purposes.

BANK-OWNED LIFE INSURANCE

The Bank owns insurance on the lives of certain directors and officers. The policies were purchased to help offset the cost of health care benefits. The cash surrender value of these policies is included on the Consolidated Balance Sheets and any increases in the cash surrender value are recorded as other income in the Consolidated Statements of Income. In the event of the death of an insured individual under these policies, a portion of the death benefit would be payable to the Bank and recorded as other income in the Consolidated Statements of Income. The remainder of the death benefit would be payable to the beneficiary, assuming the insured was employed by the Bank at the time of death.

MORTGAGE SERVICING RIGHTS

Mortgage servicing rights (“MSRs”) represent the right to service loans for third-party investors. MSRs are recognized as a separate asset for the right to service mortgage loans for others, regardless of how those servicing rights are acquired. MSRs are recognized upon the sale of mortgage loans to a third-party investor with the servicing rights retained by Allegheny Valley Bank. Servicing loans for others generally consists of collecting mortgage payments from borrowers, maintaining escrow accounts, remitting payments to third-party investors and, when necessary, processing foreclosures. Serviced loans are not included in the Consolidated Balance Sheets. Loan servicing income includes servicing fees received from the third-party investors. Originated MSRs are recorded at allocated fair value at the time of the sale of the loans to the third-party investor. MSRs are amortized in proportion to and over the estimated period of net servicing income. MSRs are carried at amortized cost, less a valuation allowance for impairment, if any. Impairment exists if the carrying value of MSRs exceeds the estimated fair value of the MSRs.

OTHER REAL ESTATE OWNED

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Any write downs based on the asset’s fair value at the date of acquisition are charged to the allowance for loan losses. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other expense. Other real estate owned is included in accrued interest and other assets on the Consolidated Balance Sheets.

FEDERAL HOME LOAN BANK STOCK

The Company, as a member of the Federal Home Loan Bank (“FHLB”) system, is required to maintain an investment in capital stock of the FHLB. During 2015, the FHLB made quarterly dividend payments. Additionally, through November 2014, excess capital stock was repurchased monthly equal to the lesser of five percent of the member’s total capital stock outstanding or its excess capital stock outstanding. Beginning in December 2014, excess capital stock is repurchased weekly.

FHLB stock does not have a readily determinable fair value and as such is classified as restricted stock, carried at cost, and evaluated for impairment. The determination of whether the stock is impaired is based on the assessment of the ultimate recoverability of the cost rather than by recognizing temporary declines in value. The determination of whether a decline affects the ultimate recoverability of the cost is influenced by criteria such as (1) the significance of the decline in net assets of the FHLB as compared to the capital stock amount for the FHLB and the length of time this situation has persisted, (2) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB, and (3) the impact of legislative and regulatory changes on institutions and, accordingly, on the customer base of the FHLB. Management evaluated the stock based on the above and determined that the stock was not impaired as of December 31, 2015 or 2014.

F-79

Notes to Consolidated Financial Statements cont.

OFFICE PROPERTIES AND EQUIPMENT

Office properties and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are charged to expense as incurred. The cost of major additions and improvements is capitalized and depreciated to operating expense over the estimated remaining life of the asset. Leasehold improvements are capitalized and depreciated to operating expense over the term of the lease.

INTEREST ON DEPOSITS

Interest on deposits is accrued and charged to expense daily and is paid or credited in accordance with the terms of the respective accounts.

F-80

Notes to Consolidated Financial Statements cont.

INCOME TAXES

The Company accounts for income taxes in accordance with GAAP.

The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

The Company accounts for uncertain tax positions if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management’s judgment. The Company had no uncertain tax positions at December 31, 2015 or 2014.

The Company recognizes interest and penalties on income taxes as a component of income tax expense.

STOCK COMPENSATION

The Company accounts for share-based awards in accordance with GAAP, which requires companies to estimate the fair value of awards on the date of grant. The value of the portion of the award that is ultimately expected to vest is included in salaries and employee benefits on the income statement. Compensation expense for share-based awards with graded vesting schedules is recognized on a straight-line basis over the requisite service period for the entire grant.

OTHER EXPENSE

Advertising costs are expensed as incurred and included in other expense in the Consolidated Statements of Income. Total advertising expense was $127,021 and $118,266 for the years ended December 31, 2015 and 2014, respectively. The Company operates a debit card program which provides customers the ability to make purchases or obtain cash directly from their checking accounts. Expenses related to the debit card program are expensed as incurred and included in other expense in the Consolidated Statements of Income. Total debit card program expenses totaled $318,807 and $497,177

F-81

Notes to Consolidated Financial Statements cont.

for the years ended December 31, 2015 and 2014. The corresponding income generated with regard to the debit card program is included in service charges on deposit accounts and other income.

COMPREHENSIVE INCOME

Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains on securities available for sale and unrealized losses related to factors other than credit on debt securities.

EARNINGS PER SHARE AND CAPITAL STRUCTURE

Basic earnings per share (“EPS”) is calculated by dividing net income by the weighted average number of shares of stock outstanding during the year. In computing diluted EPS, average shares outstanding have been increased by the dilutive common stock equivalents relating to the Company’s outstanding stock options. Excluded from the calculation were anti-dilutive stock options of 1,156 shares and 1,627 shares for the years ended December 31, 2015 and 2014, respectively.

The Company is authorized to issue up to 1,000,000 shares of preferred stock at a par value of $25.00 per share. As of December 31, 2015, there were no shares of preferred stock issued or outstanding.

F-82

Notes to Consolidated Financial Statements cont.

SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions for recognition or disclosure through February 24, 2016, the date the financial statements were available to be issued.

RECLASSIFICATION

Certain comparative amounts for the prior year have been reclassified to conform to current year presentation. Such reclassifications did not affect net income or stockholders’ equity.

2. INVESTMENT SECURITIES AVAILABLE FOR SALE

The amortized cost and fair value of investment securities available for sale at December 31 are as follows:

	Amortized	Gross Unrealized	Gross Unrealized	Fair
2015	Cost	Gains	Losses	Value
U.S. government agency securities	$8,951,178	$22,313	$(54,213)	$8,919,278
Corporate bonds	4,359,692	96,848	(677)	4,455,863
Obligations of states and political subdivisions	28,599,199	846,142	(14,840)	29,430,501
Mortgage-backed securities – residential	51,594,368	666,836	(281,395)	51,979,809
Subtotal, debt securities	93,504,437	1,632,139	(351,125)	94,785,451
Equity securities	2,460,871	1,178,469	(120,813)	3,518,527
Total	$95,965,308	$2,810,608	$(471,938)	$98,303,978

	Amortized	Gross Unrealized	Gross Unrealized	Fair
2014	Cost	Gains	Losses	Value
U.S. government agency securities	$9,944,792	$41,793	$(176,885)	$9,809,700
Corporate bonds	4,381,221	123,107	(343)	4,503,985
Obligations of states and political subdivisions	29,033,780	872,396	(91,395)	29,814,781
Mortgage-backed securities – residential	54,858,652	1,213,275	(182,069)	55,889,858
Subtotal, debt securities	98,218,445	2,250,571	(450,692)	100,018,324
Equity securities	2,460,871	1,029,704	(133,223)	3,357,352
Total	$100,679,316	$3,280,275	$(583,915)	$103,375,676

Mortgage-backed securities includes securities issued by the U.S. government, corporations, and agencies. Equity securities includes stock held in other financial institutions.

The following table presents the fair value and gross unrealized losses of investments aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2015 and 2014.

F-83

Notes to Consolidated Financial Statements cont.

2015	Less than 12 months		12 months or more		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
Description of Securities
U.S. government agency securities	$3,470,911	$(29,089)	$1,474,397	$(25,124)	$4,945,308	$(54,213)
Corporate bonds	751,225	(677)	—	—	751,225	(677)
Obligations of states and political subdivisions	2,833,100	(6,463)	1,229,950	(8,377)	4,063,050	(14,840)
Mortgage-backed securities – residential	17,195,607	(123,604)	4,464,534	(157,791)	21,660,141	(281,395)
Subtotal, debt securities	24,250,843	(159,833)	7,168,881	(191,292)	31,419,724	(351,125)
Equity securities	—	—	303,386	(120,813)	303,386	(120,813)
Total Temporarily Impaired Securities	$24,250,843	$(159,833)	$7,472,267	$(312,105)	$31,723,110	$(471,938)

2014	Less than 12 months		12 months or more		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
Description of Securities
U.S. government agency securities	$996,700	$(2,754)	$7,825,300	$(174,131)	$8,822,000	$(176,885)
Corporate bonds	752,109	(343)	—	—	752,109	(343)
Obligations of states and political subdivisions	4,829,096	(40,532)	3,023,579	(50,863)	7,852,675	(91,395)
Mortgage-backed securities – residential	1,319,278	(2,598)	8,504,916	(179,471)	9,824,194	(182,069)
Subtotal, debt securities	7,897,183	(46,227)	19,353,795	(404,465)	27,250,978	(450,692)
Equity securities	—	—	290,976	(133,223)	290,976	(133,223)
Total Temporarily Impaired Securities	$7,897,183	$(46,227)	$19,644,771	$(537,688)	$27,541,954	$(583,915)

The unrealized losses on the Company’s investments in U.S. government agency securities (“agency bonds”), obligations of state and political subdivisions, and mortgage-backed securities (“MBS”) were primarily caused by interest rate fluctuations. In the case of agency bonds and MBS, the contractual cash flows are guaranteed by an agency of the U.S. government or a government sponsored enterprise. In the case of obligations of state and political subdivisions, the contractual terms are guaranteed by the respective issuers and may be insured by third-party insurance companies. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Company does not intend to sell the investments, and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost basis, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2015 and 2014. There were 5 and 9 positions in agency bonds,1 and 1 positions in corporate bonds, 9 and 16 positions in obligations of state and political subdivisions, 27 and 11 positions in MBS, and 3 and 3 positions in equity securities that were temporarily impaired at December 31, 2015 and 2014, respectively.

The Company’s investments in equity securities consist primarily of investments in common stock of bank holding companies. The Company evaluated the near-term prospects of the issuers in relation to the severity and duration of the impairment. Based upon that evaluation, and because the Company does not plan to or believe it will be forced to sell the investments prior to full recovery of fair value, the Company does not consider the investments to be other-than-temporarily impaired at December 31, 2015 and 2014.

F-84

Notes to Consolidated Financial Statements cont.

The amortized cost and fair value of debt securities at December 31, 2015, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Due in one year or less	$7,240,053	$7,291,257
Due after one year through five years	$49,833,485	$50,576,213
Due after five years through ten years	$32,178,380	$32,644,577
Due after ten years	$4,252,519	$4,273,404
Total Debt Securities	$93,504,437	$94,785,451

Investment securities with a fair value of $9,942,262 and $13,827,392 were pledged to secure public deposits and other purposes as required by law at December 31, 2015 and 2014, respectively. Investment securities with a fair value of $12,453,538 and $14,303,775 were pledged to secure repurchase agreements at December 31, 2015 and 2014, respectively.

For the years ended December 31, 2015 and 2014, proceeds from sales of securities available for sale amounted to $991,101 and $3,536,381, respectively. Gross realized gains amounted to $81,849 and $128,783 in 2015 and 2014, respectively. Gross realized losses amounted to $0 in 2015 and $0 in 2014.

3. LOANS

Major classifications of loans at December 31 are summarized as follows:

	2015	2014
Real Estate:
Construction	$4,557,943	$6,564,581
Mortgage:
Residential	62,492,024	60,830,422
Commercial	136,960,989	127,687,417
Commercial	23,980,517	22,931,631
Consumer	48,838,238	43,498,390
Lease financing	10,000,436	17,626,460
Other	13,418	34,326
Total	286,843,565	279,173,227
Less net deferred loan fees	432,586	364,411
	286,410,979	278,808,816
Less allowance for loan and lease losses	3,579,274	3,547,187
Net Loans	$282,831,705	$275,261,629

The Company’s primary business activity is to grant commercial, residential, lease financing, and consumer loans. These loans are typically granted to customers located within its local trade areas, which are concentrated in Allegheny County, Pennsylvania. Although the Company has a diversified loan portfolio, loans outstanding to individuals and businesses are dependent upon the local economic conditions in its immediate trade area.

F-85

Notes to Consolidated Financial Statements cont.

In the normal course of business, loans are extended to directors, principal officers, and their affiliates. In management’s opinion, all of these loans are on substantially the same terms and conditions as loans to other individuals and businesses of comparable creditworthiness. A summary of loan activity for those principal officers, directors, and their affiliates for the year ended December 31, is shown below:

	2015	2014
Balance, January 1	$1,360,571	$ 1,524,401
Additions	438,832	213
Repayments	(164,929)	(164,043)
Balance, December 31	$1,634,474	$1,360,571

4. CREDIT QUALITY AND RELATED ALLOWANCE FOR LOAN AND LEASE LOSSES

The following table summarizes the primary segments of the loan portfolio and the related allowance as of December 31, 2015 and 2014:

	Real Estate
		Mortgage
2015	Construction	Residential	Commercial	Commercial	Consumer	Lease financing	Other	Total
Total Loans	$4,557,943	$62,492,024	$136,960,989	$23,980,517	$48,838,238	$10,000,436	$13,418	$286,843,565
Individually evaluated for impairment	—	313,329	591,135	1,858,294	—	430,605	—	3,193,363
Collectively evaluated for impairment	4,557,943	62,178,695	136,369,854	22,122,223	48,838,238	9,569,831	13,418	283,650,202

Related Allowance	$154,000	$146,000	$1,300,274	$1,120,000	$847,000	$12,000	$—	$3,579,274
Individually evaluated for impairment	—	—	215,000	625,000	—	—	—	840,000
Collectively evaluated for impairment	154,000	146,000	1,085,274	495,000	847,000	12,000	—	2,739,274

	Real Estate
		Mortgage
2014	Construction	Residential	Commercial	Commercial	Consumer	Lease financing	Other	Total
Total Loans	$6,564,581	$60,830,422	$127,687,417	$22,931,631	$43,498,390	$17,626,460	$34,326	$279,173,227
Individually evaluated for impairment	—	313,329	2,129,994	1,621,675	—	524,355	—	4,589,353
Collectively evaluated for impairment	6,564,581	60,517,093	125,557,423	21,309,956	43,498,390	17,102,105	34,326	274,583,874

Related Allowance	$—	$165,000	$1,487,187	$1,090,000	$576,000	$229,000	$—	$3,547,187
Individually evaluated for impairment	—	—	215,000	110,000	—	170,000	—	495,000
Collectively evaluated for impairment	—	165,000	1,272,187	980,000	576,000	59,000	—	3,052,187

F-86

Notes to Consolidated Financial Statements cont.

The segments of the Company’s loan portfolio are disaggregated to a level that allows management to monitor risk and performance. The real estate loan segment is further disaggregated into three classes. Construction loans typically consist of loans to build commercial buildings and acquire and develop residential real estate. Residential mortgages include loans to individuals secured by residential properties. Commercial mortgages consist of loans to commercial borrowers secured by commercial or residential real estate. The commercial loan segment consists of loans to finance the activities of commercial business customers. The consumer loan segment consists primarily of home equity loans, installment loans, and overdraft lines of credit. The lease financing segment consists of leases to commercial customers primarily to finance vehicles and equipment.

Management evaluates individual loans in all of the commercial segments for possible impairment if the relationship is greater than $200,000, and if the loan either is in nonaccrual status, risk-rated Substandard or Doubtful, greater than 90 days past due or represents a troubled debt restructuring. Loans are considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The definition of “impaired loans” is not the same as the definition of “nonaccrual loans,” although the two categories overlap. The Company may choose to place a loan on nonaccrual status due to payment delinquency or uncertain collectability, while not classifying the loan as impaired if the loan is not a commercial or commercial real estate loan. Factors considered by management in evaluating impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. The Company does not separately evaluate individual consumer and residential mortgage loans for impairment, unless such loans are part of a larger relationship that is impaired or has a classified risk rating.

Once the determination has been made that a loan is impaired, the determination of whether a specific allocation of the allowance is necessary is measured by comparing the recorded investment in the loan to the fair value of the loan using one of three methods: (a) the present value of expected future cash flows discounted at the loan’s effective interest rate; (b) the loan’s observable market price; or (c) the fair value of the collateral less selling costs. The method is selected on a loan-by-loan basis, with management primarily utilizing the fair value of collateral method. The evaluation of the need and amount of a specific allocation of the allowance and whether a loan can be removed from impairment status is made on a quarterly basis. The Corporation’s policy for recognizing interest income on impaired loans does not differ from its overall policy for interest recognition.

F-87

Notes to Consolidated Financial Statements cont.

The following table summarizes information in regard to impaired loans by loan segment as of December 31, 2015 and December 31, 2014:

2015	Impaired Loans with Specific Allowance		Impaired Loans with no Specific Allowance	Total Impaired Loans
	Recorded Investment	Related Allowance	Recorded Investment	Recorded Investment	Unpaid Principal Balance	Average Investment in Impaired Loans	Interest Income Recognized on Impaired Loans
Real Estate:
Construction	$—	$—	$—	$—	$—	$—	$—
Mortgage:
Residential	—	—	313,329	313,329	313,329	313,329	—
Commercial	385,437	215,000	205,698	591,135	628,179	595,452	9,090
Commercial	1,326,750	625,000	531,544	1,858,294	1,858,294	1,849,824	41,252
Consumer	—	—	—	—	—	—	—
Lease financing	—	—	430,605	430,605	451,953	497,007	19,461
Other	—	—	—	—	—	—	—
Total	$1,712,187	$840,000	$1,481,176	$3,193,363	$3,251,755	$3,255,612	$69,803

2014	Impaired Loans with Specific Allowance		Impaired Loans with no Specific Allowance	Total Impaired Loans
	Recorded Investment	Related Allowance	Recorded Investment	Recorded Investment	Unpaid Principal Balance	Average Investment in Impaired Loans	Interest Income Recognized on Impaired Loans
Real Estate:
Construction	$—	$—	$—	$—	$—	$—	$—
Mortgage:
Residential	—	—	313,329	313,329	313,329	313,329	—
Commercial	383,509	215,000	1,746,485	2,129,994	2,171,907	2,196,620	80,481
Commercial	223,878	110,000	1,397,797	1,621,675	1,621,675	1,781,675	54,698
Consumer	—	—	—	—	—	—	—
Lease financing	524,355	170,000	—	524,355	567,900	554,073	—
Other	—	—	—	—	—	—	—
Total	$1,131,742	$495,000	$3,457,611	$4,589,353	$4,674,811	$4,845,697	$135,179

Troubled debt restructured loans are those loans whose terms have been renegotiated to provide a reduction or deferral of principal or interest as a result of the financial difficulties experienced by the borrower, who could not obtain comparable terms from alternate financing sources. During 2015 there was one modification determined to be a troubled debt restructuring. The modification consisted of 4 leases to one customer which were consolidated into 1 term loan. In addition to consolidating the positions, an extension of the initial term was granted. The balance of the leases prior to the modification was $538,859. As of December 31, 2015, the loan was on accrual status and had a balance of $531,544. There was no specific reserve established on this loan. This loan is included in the impaired loan table for 2015 shown above.

Management uses a nine-point internal risk rating system to monitor the credit quality of the overall loan portfolio. The first six categories are considered not criticized, and are aggregated as “Pass” rated. The criticized rating categories utilized by management generally follow bank regulatory definitions. The Special Mention category includes assets that are currently protected but are potentially weak, resulting in an undue and unwarranted credit risk, but not to the point of justifying a Substandard classification. Loans in the Substandard category have well-defined weaknesses that jeopardize the

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Notes to Consolidated Financial Statements cont.

collection of the debt, and have a distinct possibility that some loss will be sustained if the weaknesses are not corrected. All loans greater than 90 days past due are considered Substandard. Any loan that has a specific allocation of the allowance for loan losses and is in the process of liquidation of the collateral is placed in the Doubtful category. Any portion of a loan that has been charged off is placed in the Loss category.

To help ensure that risk ratings are accurate and reflect the present and future capacity of borrowers to repay a loan as agreed, the Company has a structured loan rating process with several layers of internal and external oversight. Generally, consumer and residential mortgage loans are included in the Pass categories unless a specific action, such as delinquency, bankruptcy, repossession, or death occurs to raise awareness of a possible credit event. The Company’s Commercial Loan Officers are responsible for the timely and accurate risk rating of the loans in their portfolios at origination. Commercial relationships are periodically reviewed internally for credit deterioration or improvement in order to confirm that the relationship is appropriately risk rated. The Company engages an external consultant to conduct loan reviews on at least a quarterly basis. Generally, the external consultant reviews commercial relationships greater than $750,000 and/or criticized relationships greater than $25,000. Status reports are provided to management for loans classified as Substandard on a quarterly basis, which results in a proactive approach to resolution. Loans in the Special Mention and Substandard categories that are collectively evaluated for impairment are given separate consideration in the determination of the allowance.

The following table presents the classes of the loan portfolio summarized by the aggregate Pass rating and the classified ratings of Special Mention, Substandard, and Doubtful within the Company’s internal risk-rating system as of December 31, 2015 and December 31, 2014:

2015	Pass	Special Mention	Substandard	Doubtful	Total
Real Estate:
Construction	$1,507,943	$3,050,000	$—	$—	$4,557,943
Mortgage:
Residential	61,118,939	788,997	584,088	—	62,492,024
Commercial	133,011,234	3,084,370	865,385	—	136,960,989
Commercial	21,895,030	157,970	1,927,517	—	23,980,517
Consumer	48,529,470	48,772	259,996	—	48,838,238
Lease financing	9,448,424	—	552,012	—	10,000,436
Other	13,418	—	—	—	13,418
Total	$275,524,458	$7,130,109	$4,188,998	$—	$286,843,565

2014	Pass	Special Mention	Substandard	Doubtful	Total
Real Estate:
Construction	$6,564,581	$—	$—	$—	$6,564,581
Mortgage:
Residential	59,378,894	807,019	644,509	—	60,830,422
Commercial	121,786,754	4,800,279	1,100,384	—	127,687,417
Commercial	20,892,646	318,451	1,496,656	223,878	22,931,631
Consumer	43,186,187	65,037	247,166	—	43,498,390
Lease financing	17,008,244	81,470	536,746	—	17,626,460
Other	34,326	—	—	—	34,326
Total	$268,851,632	$6,072,256	$4,025,461	$223,878	$279,173,227

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Notes to Consolidated Financial Statements cont.

Management further monitors the performance and credit quality of the loan portfolio by analyzing the age of the portfolio as determined by the length of time a recorded payment is past due based on the loans’ contractual due dates. The following table presents the segments of the loan portfolio summarized by the past due status of performing loans and nonaccrual loans as of December 31, 2015 and December 31, 2014:

		Days Past Due
2015	Current	30-59	60-89	90+	Total	Nonaccrual	Total Loans Receivables
Real Estate:
Construction	$4,557,943	$—	$—	$—	$—	$—	$4,557,943
Mortgage:
Residential	60,385,767	643,123	32,256	1,282,065	1,957,444	148,813	62,492,024
Commercial	134,239,473	1,300	72,151	2,008,540	2,081,991	639,525	136,960,989
Commercial	22,566,696	—	—	—	—	1,413,821	23,980,517
Consumer	48,461,680	28,107	3,694	31,207	63,008	313,550	48,838,238
Lease financing	9,798,065	80,964	—	—	80,964	121,407	10,000,436
Other	8,468	3,911	389	650	4,950	—	13,418
Total	$280,018,092	$757,405	$108,490	$3,322,462	$4,188,357	$2,637,116	$286,843,565

		Days Past Due
2014	Current	30-59	60-89	90+	Total	Nonaccrual	Total Loans Receivables
Real Estate:
Construction	$6,564,581	$—	$—	$—	$—	$—	$6,564,581
Mortgage:
Residential	59,665,946	487,169	79,645	432,588	999,402	165,074	60,830,422
Commercial	126,486,241	311,070	12,217	—	323,287	877,889	127,687,417
Commercial	22,616,226	—	—	—	—	315,405	22,931,631
Consumer	43,045,441	118,463	74,108	8,954	201,525	251,424	43,498,390
Lease financing	16,974,710	24,151	9,084	2,598	35,833	615,917	17,626,460
Other	8,610	10,184	6	15,526	25,716	—	34,326
Total	$275,361,755	$951,037	$175,060	$459,666	$1,585,763	$2,225,709	$279,173,227

An allowance for loan and lease losses (“ALLL”) is maintained to absorb losses from the loan and lease portfolio. The ALLL is based on management’s continuing evaluation of the risk characteristics and credit quality of the loan and lease portfolio, assessment of current economic conditions, diversification and size of the portfolio, adequacy of collateral, past and anticipated loss experience, and the amount of non-performing loans.

The Bank’s methodology for determining the ALLL is based on the requirements of ASC Section 310-10-35 for loans individually evaluated for impairment (discussed above) and ASC Subtopic 450-20 for loans collectively evaluated for impairment, as well as the Interagency Policy Statements on the Allowance for Loan and Lease Losses and other bank regulatory guidance. The total of the two components represents the Bank’s ALLL.

Loans that are collectively evaluated for impairment are analyzed with general allowances being made as appropriate. For general allowances, historical loss trends are used in the estimation of losses in the current portfolio. These historical loss amounts are modified by other qualitative factors.

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Notes to Consolidated Financial Statements cont.

The segments described above, which are based on the Federal Deposit Insurance Corporation (“FDIC”) call code assigned to each loan, provide the starting point for the ALLL analysis. Management tracks the historical net charge-off activity at the segment level. A historical charge-off factor is calculated utilizing a defined number of consecutive historical years. Currently, the Company utilizes a five year historical charge-off factor.

Management has identified a number of additional qualitative factors which it uses to supplement the historical charge-off factor because these factors are likely to cause estimated credit losses associated with the existing loan pools to differ from historical loss experience. The additional factors are evaluated periodically and updated using information obtained from internal, regulatory, and governmental sources including, but not limited to: national and local economic trends and conditions; levels of and trends in delinquency rates and non-accrual loans; trends in volumes and terms of loans; effects of changes in lending policies; experience, ability, and depth of lending staff; value of underlying collateral; and concentrations of credit from a loan type, industry, and/or geographic standpoint.

Management reviews the loan portfolio on a quarterly basis using a defined, consistently applied process in order to make appropriate and timely adjustments to the ALLL. When information confirms all or part of specific loans to be uncollectible, these amounts are promptly charged-off against the ALLL.

The following table summarizes the ALLL as of December 31, 2015 and December 31, 2014, respectively.

	Real Estate
		Mortgage
2015	Construction	Residential	Commercial	Commercial	Consumer	Lease financing	Other	Total
Allowance for credit losses:
Beginning balance	$—	$165,000	$1,487,187	$1,090,000	$576,000	$229,000	$—	$3,547,187
Charge-offs	—	—	(9,103)	(231,601)	(117,661)	(169,848)	—	(528,213)
Recoveries	—	—	—	—	10,300	200,000	—	210,300
Provisions	154,000	(19,000)	(177,810)	261,601	378,361	(247,152)	—	350,000
Ending Balance	$154,000	$146,000	$1,300,274	$1,120,000	$847,000	$12,000	$—	$3,579,274

	Real Estate
		Mortgage
2014	Construction	Residential	Commercial	Commercial	Consumer	Lease financing	Other	Total
Allowance for credit losses:
Beginning balance	$5,000	$226,000	$1,164,000	$1,202,936	$526,000	$197,000	$—	$3,320,936
Charge-offs	—	—	(31,403)	(86,069)	(49,393)	—	—	(166,865)
Recoveries	—	—	—	—	1,449	—	—	1,449
Provisions	(5,000)	(61,000)	354,590	(26,867)	97,944	32,000	—	391,667
Ending Balance	$—	$165,000	$1,487,187	$1,090,000	$576,000	$229,000	$—	$3,547,187

The allowance for loan and lease losses is based on estimates, and actual losses will vary from current estimates. Management believes that the granularity of the homogeneous pools and the related historical loss ratios and other qualitative factors, as well as the consistency in the application of assumptions, result in an ALLL that is representative of the risk found in the components of the portfolio at any given date. In addition, federal regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for loan and lease losses and may require the Bank to recognize additions to the allowance based on their judgments about information available to them at

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Notes to Consolidated Financial Statements cont.

the time of their examination, which may not be currently available to Management. Based on Management’s comprehensive analysis of the loan portfolio, they believe the current level of the allowance for loan and lease losses is adequate.

5. PREMISES AND EQUIPMENT

Major classifications of premises and equipment at December 31, 2015 and 2014, are summarized as follows:

	2015	2014
Land and land improvements	$1,092,501	$1,092,501
Buildings and building improvements	2,834,617	2,813,366
Furnitures, fixtures, and equipment	2,955,210	2,919,157
Leasehold improvements	1,146,785	1,486,888
Total	$8,029,113	$8,311,912
Less accumulated depreciation	(5,004,641)	(5,080,289)
Plus projects in progress	90,820	102,100
Premises and Equipment, Net	$3,115,292	$3,333,723

Depreciation charged to operations was $478,278 and $496,948 in 2015 and 2014, respectively.

6. DEPOSITS

Time deposits include certificates of deposit in denominations of $100,000 or more. Such deposits aggregated $19,442,249 and $22,282,690 at December 31, 2015 and 2014, respectively. Interest expense related to such deposits was $449,525 and $536,266 in 2015 and 2014, respectively.

At December 31, 2015, the scheduled maturities of certificates of deposits are shown at right:

2016	$29,975,811
2017	12,238,196
2018	2,419,408
2019	9,230,731
2020 and thereafter	12,626,337
Total	$66,490,484

7. BORROWED FUNDS

The Bank is a member of the FHLB. This membership allows the Bank to borrow funds from the FHLB which are collateralized by qualifying securities and loans. At December 31, 2015, the Bank had approximately $154 million in maximum borrowing capacity available as collateral for existing and future borrowings. Included in the $154 million is a revolving line of credit agreement the Bank has established with the FHLB whereby it can borrow up to approximately $73 million on a short-term basis. The outstanding balance under this agreement was approximately $49 million and $36 million at December 31, 2015 and 2014, respectively. The interest rate in effect on those borrowings were .43% and .27% on December 31, 2015 and 2014, respectively.

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Notes to Consolidated Financial Statements cont.

Advances, which are typically more long-term in nature, are also available from the FHLB. At December 31, 2015 and 2014, the Bank’s advances consisted of the following:

		2015		2014
Loan Type	Maturity Date	Amount	Interest Rate	Amount	Interest Rate
Variable Term	9/29/15	$-	0.00%	$5,989,501	4.00%

The Company maintains a secured revolving line of credit in the amount of $3 million with Atlantic Community Bankers Bank. At December 31, 2015, the full amount of the established line of credit was available to the Company. Additionally, the Bank has borrowing capacity with the Federal Reserve. The amount that the Bank is able to borrow is equal to the collateral value assigned to loans and/or securities pledged to the Federal Reserve. As of December 31, 2015, the Bank’s collateral value with the Federal Reserve was $40,982,582.

8. INCOME TAXES

Income tax expense consists of:

	2015	2014
Current	$824,324	$831,674
Deferred	140,712	136,514
Total	$965,036	$968,188

The following temporary differences gave rise to the deferred tax assets (liabilities), included in accrued interest and other liabilities and accrued interest and other assets, at December 31, 2015 and 2014 respectively:

	2015	2014
Deferred tax assets:
Allowance for loan and lease losses	$1,211,211	$1,211,577
AMT credit	7,909	244,687
Purchase accounting	86,350	82,786
Non-accrual interest	28,671	32,561
Stock option expense	45,224	46,744
Core deposit intangibles	21,420	27,179
Other	915	959
Total Gross Deferred Tax Assets	1,401,700	1,646,493
Deferred tax liabilities:
Premises and equipment	(541,636)	(580,609)
Deferred loan origination fees, net	(33,950)	(96,283)
Prepaid expenses	(145,612)	(167,657)
Net unrealized gain on securities	(795,147)	(916,762)
Other	(41,711)	(22,441)
Total Gross Deferred Tax Liabilities	(1,558,056)	(1,783,752)
Net Deferred Tax Liability	$(156,356)	$(137,259)

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Notes to Consolidated Financial Statements cont.

No valuation allowance was established against the deferred tax assets in view of taxable income in the carryback period as well as certain tax strategies and anticipated future taxable income.

The Company is subject to routine audits of our tax returns by the Internal Revenue Service. As of December 31, 2015, income tax years 2012 through 2014 are open for examination.

The reconciliation between the federal statutory rate and the Company’s effective consolidated income tax rate is as follows:

	2015		2014
	Amount	% of Pre-tax Income	Amount	% of Pre-tax Income
Provision at statutory rate	$1,462,390	34.00%	$1,387,530	34.00%
Effect of tax-exempt income	(379,378)	(8.82)	(366,263)	(8.97)
Bank-owned life insurance	(58,779)	(1.36)	(57,546)	(1.41)
Nondeductible interest expense	8,529	0.20	8,734	0.21
Dividend received deduction	(76,907)	(1.79)	(22,765)	(0.56)
Other	9,181	0.21	18,498	0.45
Actual Tax Expense and Effective Rate	$965,036	22.44%	$968,188	23.72%

9. COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of business, there are various outstanding commitments and certain contingent liabilities not reflected in the accompanying Consolidated Financial Statements. These commitments and contingent liabilities represent financial instruments with off-balance-sheet risk. The contract or notional amounts of those instruments reflect the extent of involvement in particular types of financial instruments, which were comprised of the following:

	2015	2014
Lines of credit	$41,001,524	$36,491,341
Construction loans	535,457	3,174,028
Credit card lines	3,721,358	3,832,243
Other commitments	10,573,960	4,657,849
Standby letters of credit	830,297	482,346
Total	$56,662,596	$48,637,807

The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The same credit policies are used in making commitments and conditional obligations as for on-balance-sheet instruments. Generally, collateral is required to support financial instruments with credit risk. The terms are typically for a one-year period with an annual renewal option subject to prior approval by management.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the loan agreement. These commitments are comprised primarily of available commercial and personal lines of credit. Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party.

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Notes to Consolidated Financial Statements cont.

The exposure to loss under these commitments is limited by subjecting them to credit approval and monitoring procedures. Substantially all commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of the loan funding. Since at times commitments expire without being drawn upon, the total contractual amounts do not necessarily represent future funding requirements.

The Company rents certain branch office buildings under long-term lease agreements expiring through 2017 and thereafter. These leases contain renewal options and generally provide that the Company will pay for insurance, taxes, and maintenance.

At December 31, 2015, the Company was committed under noncancelable lease agreements for minimum rental payments to lessors as follows:

YEARS ENDING DECEMBER 31:
2016	$392,151
2017	348,158
2018	345,522
2019	345,522
2020	263,022
Thereafter	525,002
Total	$2,219,377

Total rentals charged to operations amounted to $468,050 in 2015 and $481,343 in 2014.

The Company and the Bank are subject to various legal actions in the normal course of business activities. Management believes that liability, if any, arising from such actions will not have a material adverse effect on the Company’s financial position.

10. EMPLOYEE BENEFIT PLANS

The Bank maintains a qualified 401(k) deferred compensation plan for all eligible employees. An annual contribution to the plan is determined each year by the Board of Directors. Contributions to the plan are based on a percentage of the salaries of the plan participants. The contributions for 2015 and 2014 amounted to $146,136 and $163,129, respectively.

The Bank has an Employee Stock Ownership Plan (“ESOP”) for employees who have attained age 21 and who have completed a 12-month period of employment with the Bank during which they worked at least 1,000 hours. The Bank can make contributions to the ESOP at the Board’s discretion. Company shares are then purchased in the open market or issued from Treasury stock and allocated to employee accounts based on each employee’s relative portion of the Bank’s total eligible compensation recorded during the year. During the years ended December 31, 2015 and 2014, the Bank recognized $125,000 and $100,000 in contribution expense related to the ESOP, respectively.

F-95

Notes to Consolidated Financial Statements cont.

11. STOCK COMPENSATION PROGRAM

On April 10, 2007, the Company’s shareholders approved the Company’s 2007 Stock Incentive Plan (the “Plan”), which reserves for issuance 49,000 shares of authorized, unissued Company common stock. The Plan provides for the granting of incentive stock options (as defined in section 422 of the Internal Revenue Code), nonstatutory stock options, restricted stock, and stock appreciation rights to eligible employees and directors. The Plan has a term of ten years and is administered by the Board of Directors or a committee designated by the Board. As of December 31, 2015, 35,365 stock options have been granted under the Plan and 33,338 are currently exercisable. Restricted awards totaling 13,515 have been granted under the Plan and 11,225 have vested and are unrestricted as of December 31, 2015.

On April 12, 2011, the Company’s shareholders approved the Company’s 2011 Stock Incentive Plan (the “2011 Plan”), which reserves for issuance 48,000 shares of authorized, unissued Company common stock. The Plan provides for the granting of incentive stock options (as defined in section 422 of the Internal Revenue Code), nonstatutory stock options, restricted stock, and stock appreciation rights to eligible employees and directors. The Plan has a term of ten years and is administered by the Board of Directors or a committee designated by the Board. As of December 31, 2015, 0 stock options and 7,440 restricted awards have been granted under the 2011 Plan. Restricted awards totaling 5,121 have vested and are unrestricted as of December 31, 2015.

The Company has elected to recognize compensation expense for stock options and restricted stock awards on a straightline basis over the requisite service period. Compensation expense of $108,654 and $108,202 related to the awards granted was recognized for the year ended December 31, 2015 and 2014, respectively. At December 31, 2015, there was $59,611 of total unrecognized compensation cost related to non-vested stock options and restricted stock awards under the Plan. The unrecognized compensation cost is expected to be recognized over a weighted average period of 1.96 years.

Stock Options

The following table summarizes the stock option activity in the Plan during the years ended December 31, 2015 and 2014:

	Year Ended December 31,		Year Ended December 31,
	2015		2014
	2007 Stock	Weighted Average	2007 Stock	Weighted Average
	Incentive Plan	Exercise Price	Incentive Plan	Exercise Price
Balance, beginning of year	33,365	$39.55	33,365	$39.55
Granted	—	—	—	—
Exercised	(27.00)	37.75	—	—
Forfeited	—	—	—	—
Balance, End of Year	33,338	$39.69	33,365	$39.55

Weighted average contractual life remaining in years	3.76		5.01
Exercise price per share	$ 31.00 – $ 55.20		$ 31.00 – $ 55.20

F-96

Notes to Consolidated Financial Statements cont.

	2015		2014
	Number of		Number of
	Options	Fair Value	Options	Fair Value
Nonvested, beginning of year	—	$—	1,500	$3.31
Granted	—	—	—	—
Vested	—	—	(1,500)	3.31
Forfeited	—	—	—	—
Nonvested, End of Year	—	$—	—	$—

Restricted Stock

On February 26, 2015, 1,775 restricted stock awards were granted to senior management. On April 14, 2015, 1,500 restricted stock awards were granted to outside directors. The shares issued to senior management will vest over a three-year period while the shares issued to outside directors vested on December 31, 2015. The February 26, 2015 awards to senior management were granted in accordance with 2014 performance levels set by the Compensation Committee. These awards were granted out of the 2011 Plan.

On April 8, 2014, 1,186 restricted stock awards were granted to outside directors out of the 2011 Plan. Those shares vested on December 31, 2014. There were no shares issued to senior management during 2014.

During the restricted period, the recipient receives dividends and can vote the shares. Generally, if the recipient leaves the Company before the end of the restricted period, the shares will be forfeited.

12. REGULATORY RESTRICTIONS

Federal law prevents the Company from borrowing from the Bank unless the loans are secured by specific obligations. Further, such secured loans are limited in amount to 10% of the Bank’s capital.

Included in cash and due from banks are required federal reserves of $2,835,000 and $3,295,000 at December 31, 2015 and 2014, respectively, for facilitating the implementation of monetary policy by the Federal Reserve System. The required reserves are computed by applying prescribed ratios to the classes of average deposit balances. These reserves are held in the form of cash on-hand and a balance maintained with the Federal Reserve Bank.

13. REGULATORY CAPITAL REQUIREMENTS

Federal regulations require the Company and the Bank to maintain minimum amounts of capital. In July 2013, the FDIC and the other federal bank regulatory agencies issued a final rule that revises capital standards to make them consistent with agreements that were reached by the Basel Committee on Banking Supervision and certain provisions of the Dodd- Frank Act. Among other things, the rule establishes a new common equity Tier 1 minimum capital requirement (4.5% of risk-weighted assets), increases the minimum Tier 1 capital to risk-weighted assets requirement (from 4% to 6% of riskweighted assets), and modifies the calculation of risk-weighted assets to enhance risk sensitivity. The final rule also requires unrealized gains and losses on certain “available-for-sale” securities holdings to

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Notes to Consolidated Financial Statements cont.

be included for purposes of calculating regulatory capital requirements unless a one-time opt-in or opt-out is exercised. The rule limits a banking organization’s capital distributions and certain discretionary bonus payments if the banking organization does not hold a “capital conservation buffer” of 2.5% of common equity Tier 1 capital to risk-weighted assets in addition to the amount necessary to meet its minimum risk-based capital requirements.

The final rule became effective for the Bank on January 1, 2015. The capital conservation buffer requirement will be phased in beginning January 1, 2016, and ending January 1, 2019, when the full capital conservation buffer requirement will be effective. When filing the March 31, 2015 Call Report, the Bank opted-out of including unrealized gains and losses on certain “available–for–sale” securities holdings in the calculation of regulatory capital requirements.

In addition to the capital requirements, the Federal Deposit Insurance Corporation Improvement Act (“FDICIA”) established five capital categories ranging from “well capitalized” to “critically undercapitalized.” Should any institution fail to meet the requirements to be considered “adequately capitalized,” it would become subject to a series of increasingly restrictive regulatory actions.

As of December 31, 2015 and 2014, the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well capitalized financial institution, Total risk-based, Tier I risk-based, and Tier I leverage capital ratios must be at least 10%, 8%, and 5%, respectively. Prompt corrective action provisions are not applicable to bank holding companies.

The Bank’s actual capital ratios are presented in the following table, which reflects that the Bank met all capital adequacy requirements. The Company’s capital and ratios are comparable to those shown for the Bank.

	2015		2014
	Amount	Ratio	Amount	Ratio
As of December 31:
Total risk-based:
Actual	$42,234,000	14.13%	$40,464,000	13.67%
For capital adequacy purposes	23,917,000	8.00	23,683,520	8.00
To be well capitalized	29,896,000	10.00	29,604,400	10.00
Tier I risk-based:
Actual	$38,488,000	12.87%	$36,737,000	12.41%
For capital adequacy purposes	17,937,000	6.00	11,841,760	4.00
To be well capitalized	23,917,000	8.00	17,762,640	6.00
Common equity tier I risk-based:
Actual	$38,488,000	12.87%	$—	—
For capital adequacy purposes	13,453,000	4.50	—	—
To be well capitalized	19,432,000	6.50	—	—
Tier I leverage:
Actual	$38,488,000	9.62%	$36,737,000	9.10%
For capital adequacy purposes	15,999,000	4.00	16,150,880	4.00
To be well capitalized	19,999,000	5.00	20,188,600	5.00

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Notes to Consolidated Financial Statements cont.

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets and liabilities recognized or disclosed at fair value on a recurring basis and certain financial assets and liabilities recognized or disclosed at fair value on a non-recurring basis are accounted for using a three-level hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. This hierarchy gives the highest priority to quoted prices with readily available independent data in active markets for identical assets or liabilities (Level I) and the lowest priority to unobservable market inputs (Level III). When various inputs for measurement fall within different levels of the fair value hierarchy, the lowest level input that has a significant impact on the fair value measurement is used.

Financial assets and liabilities are categorized based upon the following characteristics or inputs to the valuation techniques:

Level I	Quoted prices are available in the active markets for identical assets or liabilities as of the reported date.

Level II	Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets and liabilities include items for which quoted prices are available but traded less frequently, and items that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level III	Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The Company is responsible for the valuation process and as part of this process may use data from outside sources in establishing fair value. The Company performs due diligence to understand the inputs used or how the data was calculated or derived. The Company corroborates the reasonableness of external inputs in the valuation process.

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Notes to Consolidated Financial Statements cont.

The estimated fair values (in thousands) of the Company’s financial instruments at December 31, 2015 and 2014, are as follows:

2015	Carrying Value	Estimated Fair Value	Level I	Level II	Level III
Financial assets:
Cash and interest-earning deposits with other institutions	$9,145	$9,145	$9,145	$—	$—
Investment securities available for sale	98,304	98,304	3,519	94,785	—
Net loans	282,832	282,169	—	—	282,169
Federal Home Loan Bank Stock	3,970	3,970	—	3,970	—
Accrued interest receivable	1,157	1,157	—	1,157	—
Financial liabilities:
Deposits	$315,346	$316,411	$—	$316,411	$—
Short-term borrowings	48,659	48,659	—	48,659	—
Long-term debt	—	—	—	—	—
Accrued interest payable	650	650	—	650	—

2014	Carrying Value	Estimated Fair Value	Level I	Level II	Level III
Financial assets:
Cash and interest-earning deposits with other institutions	$11,412	$11,412	$11,412	$—	$—
Investment securities available for sale	103,376	103,376	3,357	100,019	—
Net loans	275,262	277,904	—	—	277,904
Federal Home Loan Bank Stock	3,456	3,456	—	3,456	—
Accrued interest receivable	1,105	1,105	—	1,105	—
Financial liabilities:
Deposits	$322,446	$324,125	$—	$324,125	$—
Short-term borrowings	36,128	36,128	—	36,128	—
Long-term debt	5,990	6,074	—	6,074	—
Accrued interest payable	709	709	—	709	—

Cash and Interest-Earning Deposits with Other Institutions, Federal Home Loan Bank Stock, Accrued Interest Receivable, and Accrued Interest Payable.

The carrying amounts reported for these instruments approximate fair value.

Loans and Deposits

The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans with similar characteristics are aggregated for the purposes of the calculations. Demand, savings, and money market deposit accounts are valued at the amount payable on-demand as of year-end. Fair values for time deposits are estimated using a discounted cash flow calculation that applies contractual cost currently being offered in the existing portfolio to current market rates being offered for deposits of similar remaining maturities.

Borrowings

The fair value of fixed rate advances are estimated using discounted cash flows, based on current incremental borrowing rates for similar types of borrowing arrangements with similar credit. The carrying amount on variable rate advances approximates their fair value.

F-100

Notes to Consolidated Financial Statements cont.

Off-balance Sheet Financial Instruments

Many of the Company’s off-balance sheet instruments, primarily loan commitments and standby letters of credit, are expected to expire without being drawn upon; therefore, the commitment amounts do not necessarily represent future cash requirements. Management has determined that due to the uncertainties of cash flows and difficulty in predicting the timing of cash flows for loan commitments, fair values were not estimated for either period. See Note 9, “Commitments and Contingent Liabilities,” for additional information.

The following table presents the assets and liabilities measured at fair value on a recurring basis as of December 31, 2015 and 2014, by level within the fair value hierarchy. Equity securities in the available-for-sale security portfolio are measured at fair value using quoted market prices for identical assets and are classified within Level I of the valuation hierarchy. Debt securities are measured at fair value by using matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted market prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted prices.

2015	Level 1	Level II	Level III	Total
Assets:
Debt securities
U.S. government agency securities	$—	$8,919,278	$—	$8,919,278
Corporate bonds	—	4,455,863	—	4,455,863
Obligations of states and political subdivisions	—	29,430,501	—	29,430,501
Mortgage-backed securities – residential	—	51,979,809	—	51,979,809
Subtotal, debt securities	—	94,785,451	—	94,785,451
Equity securities	3,518,527	—	—	3,518,527
Liabilities	—	—	—	—

2014	Level 1	Level II	Level III	Total
Assets:
Debt securities
U.S. government agency securities	$—	$9,809,700	$—	$9,809,700
Corporate bonds	—	4,503,985	—	4,503,985
Obligations of states and political subdivisions	—	29,814,781	—	29,814,781
Mortgage-backed securities – residential	—	55,889,858	—	55,889,858
Subtotal, debt securities	—	100,018,324	—	100,018,324
Equity securities	3,357,352	—	—	3,357,352
Liabilities:	—	—	—	—

The following table presents the assets measured at fair value on a nonrecurring basis as of December 31, 2015 and 2014. Impaired loans that are collateral dependent are written down to fair value through the establishment of specific reserves. Techniques used to value the collateral that secures the impaired loan includes observable inputs as employed by certified appraisers for similar assets classified as Level II inputs. In cases where valuation techniques included inputs that are unobservable and are based on estimates and assumptions developed by management based on the best information available under each circumstance, the asset valuation is classified as Level III.

F-101

Notes to Consolidated Financial Statements cont.

2015	Level I	Level II	Level III	Total
Assets measured on a non-recurring basis:
Impaired loans	$—	$—	$2,353,363	$2,353,363

2014	Level I	Level II	Level III	Total
Assets measured on a non-recurring basis:
Impaired loans	$—	$—	$4,094,353	$4,094,353

Impaired loans are individually reviewed to determine the amount of each loan that is considered to be at risk of noncollection. The impaired loans are reported at fair value less any specific allowance. Fair value is generally determined by an appraisal of collateral, which includes various Level III inputs that are not identifiable. Appraisals may also be adjusted by management for qualitative factors such as economic conditions and estimated liquidation expenses. Estimated liquidation expenses are typically 0% to 30% of the appraised value of the collateral.

F-102

ANNEX A

AGREEMENT AND PLAN

OF MERGER

Between

STANDARD FINANCIAL CORP.

And

ALLEGHENY VALLEY BANCORP, INC.

August 29, 2016

ARTICLE I		A-2
1.1.	Definitions	A-2
1.2.	The Merger	A-8
ARTICLE II		A-17
REPRESENTATIONS AND WARRANTIES OF AVLY		A-17
2.1.	Standard	A-18
2.2.	Organization	A-18
2.3.	Capitalization	A-19
2.4.	Authority; No Violation	A-19
2.5.	Consents	A-21
2.6.	Financial Statements and Reports	A-21
2.7.	Taxes	A-23
2.8.	No Material Adverse Effect	A-23
2.9.	Material Contracts; Leases; Defaults	A-23
2.10.	Ownership of Property; Insurance Coverage	A-25
2.11.	Legal Proceedings	A-26
2.12.	Compliance With Applicable Law	A-26
2.13.	Employee Benefit Plans	A-27
2.14.	Brokers, Finders and Financial Advisors	A-31
2.15.	Environmental Matters	A-31
2.16.	Loan Portfolio and Investment Securities	A-32
2.17.	Other Documents	A-33
2.18.	Related Party Transactions	A-34
2.19.	Deposits	A-34
2.20.	Antitakeover Provisions Inapplicable; Required Vote	A-34
2.21.	Registration Obligations	A-34
2.22.	Risk Management Instruments	A-34
2.23.	Fairness Opinion	A-35
2.24.	Intellectual Property	A-35
2.25.	Trust Accounts	A-35
2.26.	Information Security	A-35
ARTICLE III		A-35
REPRESENTATIONS AND WARRANTIES OF SFC		A-35
3.1.	Standard	A-36
3.2.	Organization	A-36
3.3.	Capitalization	A-37
3.4.	Authority; No Violation	A-37
3.5.	Consents	A-38
3.6.	Financial Statements and Reports	A-39
3.7.	Taxes	A-41
3.8.	No Material Adverse Effect	A-41
3.9.	Material Contracts; Leases; Defaults	A-41
3.10.	Ownership of Property; Insurance Coverage	A-43
3.11.	Legal Proceedings	A-44

3.12.	Compliance With Applicable Law	A-44
3.13.	Employee Benefit Plans	A-45
3.14.	Brokers, Finders and Financial Advisors	A-49
3.15.	Environmental Matters	A-49
3.16.	Loan Portfolio and Investment Securities	A-50
3.17.	Other Documents	A-51
3.18.	Related Party Transactions	A-51
3.19.	Deposits	A-52
3.20.	Registration Obligations	A-52
3.21.	Risk Management Instruments	A-52
3.22.	SFC Common Stock	A-52
3.23.	Intellectual Property	A-52
3.24.	Trust Accounts	A-53
3.25.	Information Security	A-53
3.26.	Antitakeover Provisions Inapplicable; Required Vote	A-53
ARTICLE IV		A-53
4.1.	Conduct of AVLY’s and SFC’s Business	A-53
4.2.	Access; Confidentiality	A-56
4.3.	Regulatory Matters and Consents	A-57
4.4.	Taking of Necessary Action	A-58
4.5.	Indemnification; Insurance	A-59
4.6.	No Other Bids and Related Matters	A-60
4.7.	Duty to Advise; Duty to Update Disclosure Schedule	A-60
4.8.	Current Information	A-61
4.9.	Phase I Environmental Audit	A-61
4.10.	Shareholders Meetings	A-61
4.11.	Public Announcements	A-61
4.12.	Maintenance of Insurance	A-62
4.13.	Maintenance of Books and Records	A-62
4.14.	Taxes	A-62
4.15.	Employee Benefits	A-62
4.16.	Affiliate Letters	A-63
4.17.	Severance Pay	A-63
4.18.	Conduct of the Parties	A-64
4.19.	Dividends	A-64
4.20.	Post Closing Dividends	A-65
4.21	Corporate Name	A-65
4.22.	Bank Name	A-65
4.23.	Headquarters	A-65
4.24	Post-Closing Corporate Governance, Board Member Nomination	A-65
4.25.	Dividend Reinvestment Plan	A-65
ARTICLE V		A-66
5.1.	Conditions to AVLY’s Obligations under this Agreement	A-66
5.2.	Conditions to SFC’s Obligations under this Agreement	A-67
ARTICLE VI		A-69
6.1.	Termination	A-69
6.2.	Effect of Termination	A-71
ARTICLE VII		A-72
7.1.	Expenses	A-72
7.2.	Non-Survival	A-75
7.3.	Amendment, Extension and Waiver	A-75
7.4.	Entire Agreement	A-75
7.5.	No Assignment	A-75
7.6.	Notices	A-76
7.7.	Captions	A-76
7.8.	Counterparts	A-76
7.9.	Severability	A-76
7.10.	Governing Law	A-77

AGREEMENT

THIS AGREEMENT AND PLAN OF MERGER, dated as of August 29, 2016, is made by and between STANDARD FINANCIAL CORP., (“SFC”) a Maryland corporation, having its principal place of business in Monroeville, Pennsylvania, and ALLEGHENY VALLEY BANCORP, INC., (“AVLY”), a Pennsylvania corporation, having its principal place of business in Pittsburgh, Pennsylvania (the “Agreement”).

BACKGROUND

1.       The board of directors of each of SFC and AVLY deems it advisable and in each of their respective best interests, for AVLY to merge with and into SFC (the “Merger”), with SFC surviving such Merger, in accordance with this Agreement and the applicable laws of the Commonwealth of Pennsylvania and the State of Maryland and such Boards of Directors have approved this Agreement, declared its advisability and recommended that this Agreement be adopted by the shareholders of SFC and AVLY, as the case may be.

2.       SFC and AVLY intend for federal income tax purposes that the Merger qualify as a reorganization under the provisions of Section 368(a) of the IRC (as hereafter defined) and that this Agreement be and is adopted as a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g).

3.       SFC is the parent bank holding company and sole shareholder of Standard Bank, a Pennsylvania state-chartered savings bank (“Standard Bank”) and AVLY is the parent bank holding company and sole shareholder of Allegheny Valley Bank of Pittsburgh, a Pennsylvania state-chartered bank (“AVB”).

4.       As an inducement to SFC’s willingness to enter into this Agreement, directors and certain officers of AVLY are executing an AVLY Voting Agreement in the form attached hereto as Exhibit 1.

5.       As an inducement to AVLY’s willingness to enter into this Agreement, directors and certain officers of SFC are executing a SFC Voting Agreement in the form attached hereto as Exhibit 2.

6.       As an inducement to SFC’s and AVLY’s willingness to enter into this Agreement, SFC and Standard Bank and AVLY and AVB have entered into amendments to the respective employment agreements or change in control agreements with the executive officers of AVLY and SFC listed in AVLY Disclosure Schedule 4.15(b) and SFC Disclosure Schedule 4.15(b) in the forms attached hereto as Exhibits 3(a) and 3(b).

7.       Subject to the terms of this Agreement, SFC and AVLY desire to merge AVB with and into Standard Bank, as soon as practicable after the Effective Time (as hereafter defined), and in accordance with the Bank Plan of Merger in the form attached hereto as Exhibit 4.

8.       SFC and AVLY desire to provide the terms and conditions governing the transactions contemplated herein.

NOW, THEREFORE, in consideration of the promises and of the mutual covenants, agreements, representations and warranties herein contained, the parties hereto, intending to be legally bound, do hereby agree as follows:

ARTICLE I

THE MERGER

1.1.       Definitions.

As used in this Agreement, the following terms shall have the indicated meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

“Acquisition Proposal” means any inquiry, proposal, indication of interest, term sheet, offer, signed agreement or disclosure of an intention to do any of the foregoing from any Person or group of Persons (other than from SFC or AVLY) whether or not in writing, relating to, contemplating or that could reasonably be expected to lead to, an Acquisition Transaction. For purposes of this Agreement, “Acquisition Transaction” shall mean any (i) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving AVLY or SFC or any Subsidiary of AVLY or SFC, except the other party, where the assets, revenue or income of such Subsidiary constitutes more than 25% of the consolidated assets, net revenue or net income of AVLY or SFC, respectively; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets (including for this purpose the outstanding capital stock of any Subsidiary of AVLY or SFC and the capital stock of any entity surviving any merger or business combination involving any Subsidiary of AVLY or SFC) and/or liabilities where the assets being disposed of constitute 25% or more of the consolidated assets, net revenue or net income of AVLY or SFC and its Subsidiaries taken as a whole, either in a single transaction or series of transactions; or (iii) any direct or indirect purchase or other acquisition or tender offer or exchange offer that, if consummated, would result in a Person or group of Persons acting in concert beneficially owning 25% or more (excluding any Person or group of Persons beneficially owning 25% on the date of this Agreement, but only in connection with shares beneficially owned as of the date hereof and not shares that may be acquired after the date hereof which when added to shares previously held, the total shares would exceed the 25% beneficial ownership amount) of the outstanding shares of the common stock of AVLY or SFC or any Subsidiary of AVLY or SFC where that Subsidiary represents more than 25% of the consolidated assets, net revenue or net income of AVLY or SFC, in each case other than the transactions contemplated by this Agreement.

“Affiliate” means, with respect to any Person, any Person who directly, or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person and, without limiting the generality of the foregoing, includes any executive officer or director of such Person and any Affiliate of such executive officer or director.

“AVB” shall mean Allegheny Valley Bank of Pittsburgh, a Pennsylvania state chartered bank wholly-owned by AVLY with its principal executive offices located at 5137 Butler Street, Pittsburgh, Pennsylvania 15201.

“Applications” means the applications for regulatory approval which are required by the transactions contemplated herein.

“Articles of Merger” means the articles of merger to be executed by SFC and AVLY and to be filed with MSOS and PDS, in accordance with the MGCL and BCL, as required.

“AVLY” shall mean Allegheny Valley Bancorp, Inc., a Pennsylvania corporation and the parent company of AVB, with its principal executive offices located at 5137 Butler Street, Pittsburgh, Pennsylvania 15201.

“AVLY Benefits Schedule” shall have the meaning set forth in Section 2.13(a).

“AVLY Common Stock” shall mean the common stock, par value $1.00 per share, of AVLY.

“AVLY Compensation and Benefits Plans” shall have the meaning set forth in Section 2.13(a) hereof.

“AVLY Contract” shall have the meaning set forth in Section 2.9(a).

“AVLY Disclosure Schedule” shall mean a written disclosure schedule delivered by AVLY to SFC specifically referring to the appropriate section of this Agreement.

“AVLY ERISA Affiliate” shall have the meaning set forth in Section 2.13(c).

“AVLY ESOP” shall mean the Allegheny Valley Bank of Pittsburgh Employee Stock Ownership Plan.

“AVLY Financial Statements” shall mean (i) the audited consolidated statements of financial condition (including related notes and schedules, if any) of AVLY as of December 31, 2015 and 2014 and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows (including related notes and schedules, if any) of AVLY for each of the three years ended December 31, 2015, 2014 and 2013, as set forth in AVLY’s annual report for the year ended December 31, 2015, and (ii) the unaudited interim consolidated financial statements of AVLY as of the end of each calendar quarter following December 31, 2015 and for the periods then ended.

“AVLY Non-Qualified Agreements” shall have the meaning set forth in Section 4.15(b).

“AVLY Regulatory Reports” means the Call Reports of AVB and accompanying schedules, as filed with the Federal Financial Institutions Examination Council, for each calendar quarter beginning with the quarter ended March 31, 2015, through the Closing Date.

“AVLY Restricted Stock” shall mean shares of AVLY Common Stock granted as restricted stock pursuant to the AVLY Stock Plans, as identified in AVLY Disclosure Schedule 2.3(d).

“AVLY Shareholder Approval” shall have the meaning set forth in Section 2.4(a).

“AVLY Shareholders Meeting” shall have the meaning set forth in Section 2.4(d).

“AVLY Shareholder Vote Termination Fee” shall have the meaning set forth in Section 7.1(d).

“AVLY Stock Options” shall mean the options issued to purchase AVLY Common Stock pursuant to the AVLY Stock Plans, as identified in AVLY Disclosure Schedule 2.3(d).

“AVLY Stock Plans” means the Allegheny Valley Bancorp, Inc. 2007 Stock Incentive Plan and the Allegheny Valley Bancorp, Inc. 2011 Stock Incentive Plan.

“AVLY Subsidiary” means any corporation, 50% or more of the capital stock of which is owned, either directly or indirectly, by AVLY or AVB.

“Bank Merger” means the merger of AVB with and into Standard Bank.

“Bank Regulator” means any banking agency or department or any federal or state government, including without limitation, the FRB, the FDIC, and the PDB.

“BCL” means the Pennsylvania Business Corporation Law of 1988, as amended.

“BHCA” means the Bank Holding Company Act of 1956, as amended.

“Confidentiality Agreements” means that certain confidentiality agreement, dated May 31, 2016, pursuant to which SFC and AVLY agree, among other things, to maintain the confidentiality of certain information provided to it by the other party.

“Dissenting Shares” means shares of AVLY Common Stock as to which appraisal rights are perfected under the BCL.

“DOJ” means the United States Department of Justice.

“Environmental Law” means any federal, state, local or foreign law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any Governmental Entity relating to (i) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (ii) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of any substance presently listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, whether by type or by quantity, including any material containing any such substance as a component. The term Environmental Law includes without limitation, (i) the comprehensive Environmental Response, Compensation and Liability Act as amended, 42 U.S.C. 9601, et seq; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. 6901, et seq.; the Clean Air Act, as amended, 42 U.S.C. 7401, et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. 1251, et seq.; the Toxic Substances Control Act, as amended, 15 U.S.C. 2601, et seq.; the Emergency Planning and Community Right to Know Act, 42 U.S.C. 11001, et seq.; the Safe Drinking Water Act, 42 U.S.C. 300f, et seq.; and all comparable state and local laws, and (ii) any common law (including common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of or exposure to any hazardous materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” means (i) a member of any “controlled group” (as defined in Section 414(b) of the IRC) of which SFC or AVLY (as applicable) is a member, (ii) a trade or business, whether or not incorporated, under common control (within the meaning of Section 414(c) of the IRC) with SFC or AVLY (as applicable), (iii) a member of any affiliated service group (within the meaning of Section 414(m) of the IRC) of which SFC or AVLY (as applicable) is a member, or (iv) an entity required to be aggregated with SFC or AVLY (as applicable pursuant to Section 414(o) of the IRC.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder from time to time thereunder.

“FDIC” means the Federal Deposit Insurance Corporation.

“FRB” means the Board of Governors of the Federal Reserve System.

“GAAP” means generally accepted accounting principles in the United States as in effect at the relevant date.

“Governmental Entity” means any federal or state court, administrative agency or commission or self-regulatory authority or instrumentally including, inter alia, any Bank Regulator and the SEC.

“IRC” means the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

“IRS” means the Internal Revenue Service.

“Joint Proxy Statement/Prospectus” means the joint proxy statement/prospectus, together with any amendments and supplements thereto, to be transmitted to holders of AVLY Common Stock and SFC Common Stock in connection with the transactions contemplated by this Agreement.

“Knowledge” as used with respect to a Person (including references to such Person being aware of a particular matter) means those facts that are known or should have been known by the directors and executive officers (as defined in Rule 3b-7 under the Exchange Act) of such Person, and includes any facts, matters, or circumstances set forth in any written notice or other correspondence from any Governmental Entity or any other written notice received by that Person.

“Material Adverse Effect” shall mean, with respect to SFC or AVLY, respectively, any event, circumstance, development, change or effect alone or in the aggregate with other events, circumstances, developments, changes or effects, that (i) is material and adverse to the financial condition, results of operations or business of SFC and its Subsidiaries taken as a whole, or AVLY and its Subsidiaries taken as a whole, respectively, or (ii) materially impairs the ability of either SFC or Standard Bank, on the one hand, or AVLY or AVB, on the other hand, to perform its obligations under this Agreement or otherwise materially threatens or materially impedes the consummation of the transactions contemplated by this Agreement; provided that “Material Adverse Effect” shall not be deemed to include the impact of (A) changes, after the date hereof, in GAAP or applicable regulatory accounting requirements, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to financial institutions and/or their holding companies, or interpretations thereof by courts or any Bank Regulator or Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries, (D) public disclosure of the execution of this Agreement, public disclosure or consummation of the transactions contemplated hereby (including any effect on a party’s relationships with its customers or employees) or actions expressly required by this Agreement or actions or omissions that are taken with the prior written consent of the other party in contemplation of the transactions contemplated hereby, (E) a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts (it being understood that the underlying cause of such decline or failure may be taken into account in determining whether a Material Adverse Effect has occurred), or (F) the expenses incurred by either party in negotiating, documenting, effecting and consummating the transactions contemplated by this Agreement; except, with respect to subclauses (A), (B), or (C), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the financial services industry.

“MGCL” means the Maryland General Corporation Law.

“MSOS” means the Maryland Secretary of State.

“PDB” means the Pennsylvania Department of Banking and Securities.

“PDS” means the Pennsylvania Department of State.

“Person” means any individual, corporation, partnership, joint venture, association, organization, trust, other entity or “group” (as that term is defined in Section 13(d)(3) of the Exchange Act).

“Registration Statement” means the registration statement on Form S-4, together with all amendments and supplements thereto, as filed with the SEC under the Securities Act for the purpose of registering shares of SFC Common Stock to be issued in connection with the transactions contemplated by this Agreement.

“Regulatory Agreement” has the meanings given to that term in Sections 2.12(c) and 3.12(c) of this Agreement.

“Regulatory Approvals” means the approval orders or letters, or statements of non-objection, from the Regulatory Authorities that are required in order to consummate the transactions identified or contemplated hereby.

“Regulatory Authorities” means, as applicable, the PDB, the FDIC, the FRB, and any other Governmental Entity or Bank Regulator having or claiming jurisdiction over the transactions contemplated by this Agreement.

“Rights” means warrants, options, rights, convertible securities and other capital stock equivalents which obligate an entity to issue its securities.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder.

“Securities Laws” means the Securities Act, the Exchange Act, the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and in each case the rules and regulations promulgated from time to time thereunder.

“SFC Shareholder Vote Termination Fee” shall have the meaning set forth in Section 7.1(f).

“Subsidiary” means any corporation or partnership, 50% or more of the capital stock or partnership interests of which is owned, either directly or indirectly, by another entity, except any corporation or partnership the stock or partnership interests of which is held in the ordinary course of the lending activities of a bank.

“Tax or Taxes” means all federal, state, local, or foreign net or gross income, gross receipts, net proceeds, sales, use, ad valorem, value added, franchise, bank shares, withholding, payroll, employment, excise, property, deed, stamp, alternative or add-on minimum, environmental, profits, windfall profits, transaction, license, lease, service, use, occupation, severance, energy, unemployment, social security, worker’s compensation, capital, premium, unclaimed property or other taxes or similar assessments, customs, duties, fees, levies, or other governmental charges together with any interest, penalties, additions to tax, or additional amounts with respect thereto.

“Tax Return” means any return, declaration, report, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, and including Form TD F 90-22.1, filed or required to be filed with a Taxing Authority.

“Taxing Authority” means any governmental or administrative agency, board, bureau, body, department, or authority of any United States federal, state, or local jurisdiction or any foreign jurisdiction, having jurisdiction with respect to any Tax.

1.2.      The Merger.

(a)       Closing. The closing will take place at 10:00 a.m. at the offices of Luse Gorman, PC, Washington, D.C., or such other time and place as mutually agreed to by the parties hereto; provided, in any case, that such date shall not be later than ten (10) business days after the satisfaction or waiver (subject to applicable law) of all conditions to closing set forth in Article V (other than delivery of certificates, opinions, and other instruments and documents to be delivered at the Closing) (such date, the “Closing Date”).

(b)       The Merger. Subject to the terms and conditions of this Agreement, and in accordance with the MGCL and BCL, as required, on the Effective Time, AVLY shall merge with and into SFC, the separate existence of AVLY shall cease, and SFC shall be the surviving corporation (hereinafter sometimes called the “Surviving Corporation”) and continue to exist as a corporation incorporated under the MGCL. The name of the Surviving Corporation shall be “Standard AVB Financial Corp.”

(c)       Effective Time; Effects of the Merger. Subject to the provisions of this Agreement, the Articles of Merger shall be duly prepared, executed and delivered for filing with the MSOS and PDS, as required, on the Closing Date. The Merger shall become effective at such time, on such date, as the Articles of Merger are filed with the MSOS and PDS, as required, or at such date and time as may be specified in the Articles of Merger (such time being the “Effective Time”).

(d)       SFC’s Articles of Incorporation and Bylaws. On and after the Effective Time, the articles of incorporation of SFC to be amended prior to the Effective Time as provided in Exhibit 5, shall be the articles of incorporation of the Surviving Corporation and shall remain in full force and effect until amended in accordance with its terms and applicable law. On and after the Effective Time, the bylaws of SFC shall be the bylaws of the Surviving Corporation, which shall be amended and restated as of the Effective Time as provided in Exhibit 6 and shall remain in full force and effect until amended in accordance with its terms and applicable law.

(e)       Board of Directors and Officers of SFC and the Surviving Subsidiary Bank.

(i)       At the Effective Time, the total number of persons serving on the board of directors of the Surviving Corporation and the Surviving Subsidiary Bank shall be increased to thirteen (13). Seven (7) of the thirteen (13) persons to serve initially on the board of directors of the Surviving Corporation at the Effective Time shall be selected by SFC board of directors and six (6) of the thirteen (13) persons shall be selected by the AVLY board of directors from among the current directors of each company, respectively, who meet the eligibility requirements for a director under the SFC bylaws, as amended pursuant to Section 1.2(d) above. The directors from each SFC and AVLY shall be evenly distributed as close as possible among the three (3) classes of the Surviving Corporation after the Effective Time with two (2) classes having four (4) directors and one (1) class having five (5) directors each to serve until their successors are duly elected and qualified in accordance with applicable law, the articles of incorporation, and the bylaws of SFC, as amended pursuant to Section 1.2(d) above, as delineated on Exhibit 7 as may be amended pursuant to this Section 1.2(e). For a period of two (2) years following the Effective Time, the total number of persons that constitute the whole board of directors and serve on the board of directors of the Surviving Corporation and the Surviving Subsidiary Bank shall only be changed upon the approval of at least 75% of the board of directors of the Surviving Corporation and Surviving Subsidiary Bank, respectively, and upon the second anniversary date of the Effective Time and for three (3) years thereafter, the total number of persons that constitute the whole board of directors and serve on the board of directors of the Surviving Corporation and the Surviving Subsidiary Bank shall only be changed upon the approval of at least 66 2/3% of the board of directors of the Surviving Corporation and Surviving Subsidiary Bank, respectively; and the bylaws, as amended pursuant to Section 1.2(d) in Exhibit 6 for the Surviving Corporation and, pursuant to Section 1.7 and Exhibit 2, the Bank Plan of Merger, shall provide for such requirement.

(ii)       In the event that, prior to the Effective Time, any person so selected to serve on the board of directors of the Surviving Corporation is unable or unwilling to serve in such position, the respective board of directors from which such person was selected shall designate another person to serve in such person’s stead in accordance with the provisions of this Section 1.2(e) so long as such person meets the eligibility requirements for a director under the SFC bylaws, as amended pursuant to Section 1.2(d) above and Exhibit 7 shall be deemed so amended to reflect such designation.

(iii)       For each of the 2017, 2018, and 2019 annual meetings of stockholders of the Surviving Corporation, director nominees shall be selected, or recommended for the board of directors’ selection, by a nominating committee comprised solely of independent directors (the “Nominating Committee”), and more particularly as follows. With respect to any directorship held by an incumbent Continuing SFC Director whose term is expiring at any such meeting, a subcommittee of the Nominations Committee comprised solely of Continuing SFC Directors shall select, or recommend for the board’s selection, a director nominee who meets the requirements for a director under the SFC bylaws, as amended pursuant to Section 1.2(d) above for election or reelection to such directorship. A “Continuing SFC Director” shall mean any member of the board of directors of the Surviving Corporation who was a director of SFC immediately prior to the Effective Time (or if no such director is available, such person designated solely by the Continuing SFC Directors), and any other member of the board of directors of the Surviving Corporation who was nominated in accordance with the preceding sentence. With respect to any directorship held by an incumbent Continuing AVLY Director whose term is expiring at any such meeting, a subcommittee of the Nominations Committee comprised solely of Continuing AVLY Directors shall select, or recommend for the board’s selection, a director nominee who meets the requirements for a director under the SFC bylaws, as amended pursuant to Section 1.2(d) above for election or reelection to such directorship. A “Continuing AVLY Director” shall mean any member of the board of directors of the Surviving Corporation who was a director of AVLY immediately prior to the Effective Time (or if no such director is available, such person designated solely by the Continuing AVLY Directors), and any other member of the board of directors of the Surviving Corporation who was nominated in accordance with the preceding sentence. Each person who serves as a director of the Surviving Corporation will be compensated in accordance with the policies of the Surviving

Corporation. This Section 1.2(e) shall survive Closing and shall remain in effect for three (3) years immediately after the Effective Time in accordance with Exhibit 6, unless the board of directors of the Surviving Corporation shall determine otherwise upon the approval of at least 75% of the board of directors of the Surviving Corporation. For three (3) years immediately after the Effective Time, the Surviving Corporation board agrees to nominate and recommend for election by the stockholders the directors selected, nominated or appointed pursuant to and in furtherance of this Section 1.2(e) provided the individuals continue to meet the eligibility requirements under the Surviving Corporation bylaws. The directors of SFC and AVLY agree that for three (3) years immediately after the Effective Time, to vote in a manner necessary so that the Surviving Corporation will vote, as sole shareholder of the Surviving Subsidiary Bank, for the directors nominated and recommended by the Surviving Subsidiary Bank, unless the board of directors of the Surviving Corporation after the Effective Time shall determine otherwise upon the approval of 75% of the directors of the entire board of directors of the Surviving Corporation.

(iv)       (a) For three (3) years immediately following the Effective Time, Continuing SFC Directors and Continuing AVLY Directors shall have representation on all committees of the Surviving Corporation and its Subsidiaries and the chairperson designee as delineated below in Section 1.2(e)(iv)(b), unless the board of directors of the Surviving Corporation, shall determine otherwise upon the approval of at least 75% of the board of directors of the Surviving Corporation. The Bylaws of SFC as amended and restated in Exhibit 6 shall provide for this provision. This Section 1.2(c)(iv) shall survive Closing and remain in effect for three (3) years.

 (b) At and for three (3) years following the Effective Time, the representation, composition, and chairperson of the respective committees of the Surviving Corporation and Standard Bank shall be as follows:

(A) Audit Committee shall consist of four (4) Continuing SFC Directors and three (3) Continuing AVLY Directors and shall be chaired by a Continuing SFC Director, as designated by SFC prior to the Effective Time, until his successor is appointed and qualified or otherwise in accordance with applicable law;

(B) Compensation and Personnel Committee shall consist of three (3) independent Continuing SFC Directors and two (2) independent Continuing AVLY Directors and shall be chaired by a Continuing SFC Director, as designated by SFC prior to the Effective Time, until his successor is appointed and qualified or otherwise in accordance with applicable law;

(C) Compliance and Technology Committee shall consist of three (3) Continuing SFC Directors and two (2) Continuing AVLY Directors and shall be chaired by a Continuing SFC Director, as designated by SFC prior to the Effective Time until (his/her) successor is appointed and qualified or otherwise in accordance with applicable law;

(D) Loan Committee shall consist of four (4) Continuing AVLY Directors and three (3) Continuing SFC Directors and shall be chaired by Andrew W. Hasley until his successor is appointed and qualified or otherwise in accordance with applicable law;

(E) Nominating Committee shall consist of three (3) independent Continuing SFC Directors and three (3) independent Continuing AVLY Directors, and Terence L. Graft and R. Craig Thomasmeyer shall serve as the chairman of the Nominating Committee, each alternating such position every year;

(F) Strategic Planning Committee shall consist of Timothy K. Zimmerman, Andrew W. Hasley, three (3) independent Continuing AVLY Directors and two (2) independent Continuing SFC Directors and shall be chaired by John M. Lally until his successor is appointed and qualified or otherwise in accordance with applicable law.

             (c) In the event that any person so selected to serve as Chairperson of the committees set forth in (iv)(b) above of the Surviving Corporation is unable or unwilling to serve in such position prior to the Effective Time, then the respective board of directors from which such person was selected shall designate another person to serve in such person’s stead, and if after the Effective Time and for three (3) years thereafter, the respective Continuing Directors from the board of directors from which such person was selected.

(v)       Immediately following the Effective Time, Terence L. Graft shall be the Chairman of the Board of the Surviving Corporation and Surviving Subsidiary Bank and, provided Mr. Graft remains a member of the boards of directors of the Surviving Corporation and Surviving Subsidiary Bank, the Surviving Corporation and Surviving Subsidiary Bank boards of directors shall continue to elect Mr. Graft at each organizational meeting of directors as Chairman until the 2019 Annual Meeting of Stockholders of SFC and Standard Bank unless the respective boards of directors of the Surviving Corporation or the Surviving Subsidiary Bank shall determine otherwise upon the approval of at least 75% of the board of directors of the Surviving Corporation or Surviving Subsidiary Bank, respectively. Immediately following the Effective Time, Gregory J. Saxon shall be the Vice Chairman of the Board of the Surviving Corporation and Surviving Subsidiary Bank, and, provided Mr. Saxon remains a member of the boards of directors of the Surviving Corporation and Surviving Subsidiary Bank, the Surviving Corporation and Surviving Subsidiary Bank boards of directors shall continue to elect Mr. Saxon at each organizational meeting of directors as Vice Chairman until the 2019 Annual Meeting of Stockholders of SFC and Standard Bank unless the respective boards of directors of the Surviving Corporation or the Surviving Subsidiary Bank shall determine otherwise upon the approval of at least 75% of the board of directors of the Surviving Corporation or Surviving Subsidiary Bank, respectively.

(vi)      At and for two (2) years following the Effective Time, the articles of the Surviving Corporation as amended and restated as provided in Exhibit 5 shall provide for approval of at least 75% of the board of directors of the Surviving Corporation to engage in a transaction under the Pennsylvania Entity Transactions Law or the MGCL. Upon the second anniversary date of the Effective Time and for three (3) years thereafter, the articles of the Surviving Corporation as amended and restated as provided in Exhibit 5 shall provide for approval of at least 66 2/3% of the board of directors of the Surviving Corporation to engage in a transaction under the Pennsylvania Entity Transactions Law or the MGCL.

(vii)     At and for two (2) years following the Effective Time, the bylaws of the Surviving Corporation as amended and restated as provided in Exhibit 6 shall provide for approval of at least 75% of the board of directors of the Surviving Corporation to designate the Chairperson and Vice-Chairperson of the Surviving Corporation, to change dividends other than as set forth in Section 4.20, to change the number of directors that constitute the whole Board of Directors of the Surviving Corporation, to approve the removal of directors and to approve any nomination to the Board of Directors other than a Continuing SFC Directors or a Continuing AVLY Directors which shall require a majority. Upon the second anniversary date of the Effective Time and for three (3) years thereafter, the bylaws of the Surviving Corporation as amended and restated as provided in Exhibit 6 shall provide for approval of at least 66 2/3 % of the board of directors of the Surviving Corporation to designate the Chairperson or Vice-Chairperson of the Surviving Corporation, to change dividends other than as set forth in Section 4.20, to change the number of directors that constitute the whole Board of Directors of the Surviving Corporation, to approve the removal of directors and to approve any nomination to the Board of Directors other than a Continuing SFC Directors or a Continuing AVLY Directors which shall require a majority.

(viii)    At the Effective Time, as evidenced by a previously adopted and unrevoked board resolution, the Surviving Corporation and the Surviving Subsidiary Bank shall appoint the executive officers of the Surviving Corporation and the Surviving Subsidiary Bank as set forth on Exhibit 8 attached hereto, unless the board of directors of the Surviving Corporation shall determine otherwise upon the approval of at least 75% of the board of directors of the Surviving Corporation and subsidiaries, each officer to serve in accordance with their respective employment agreement, change in control agreement, or previously amended contractual obligation.

(f)	Bank Merger.

SFC and AVLY shall use their commercially reasonable best efforts to cause AVB to merge with and into Standard Bank, with Standard Bank surviving such merger, (hereinafter sometimes called the “Surviving Subsidiary Bank”) as soon as practicable after the Effective Time. Concurrently with the execution and delivery of this Agreement, SFC shall cause Standard Bank, and AVLY shall cause AVB, to execute and deliver the Bank Plan of Merger in substantially the form attached hereto as Exhibit 4.

(g)	Conversion of Shares.

(i)        Subject to the provisions of subparagraphs (ii), (iii), and (iv) of this Section 1.2(g) and Section 1.2(h), each share of AVLY Common Stock issued and outstanding immediately prior to the Effective Time shall, on the Effective Time, by reason of the Merger and without any action on the part of the holder thereof, be converted into and become a right to receive 2.083 shares of fully paid and nonassessable shares of SFC Common Stock (the “Exchange Ratio”). The shares of SFC Common Stock payable pursuant to this Section 1.2(g)(i) are referred to herein as the “Stock Consideration” and together with the Fractional Share Payment are sometimes referred to as the “Merger Consideration.”

(ii)       Each share of AVLY Common Stock which is either issued and held in treasury of AVLY or by any AVLY Subsidiary or issued and held by SFC or its Subsidiaries (other than shares of AVLY Common Stock held in trust accounts, managed accounts and the like or otherwise held in fiduciary or agency capacity, that are beneficially owned by third parties and other than shares of AVLY Common Stock held, directly or indirectly, by AVLY or SFC in respect of a debt preciously contracted) as of the Effective Time, if any, shall be cancelled and shall cease to exist and no stock of SFC or other consideration shall be delivered in exchange therefore.

(iii)      Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of SFC Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to SFC Common Stock shall be payable on or with respect to any fractional share interest, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of SFC. In lieu of the issuance of any such fractional share, SFC shall pay to each former holder of AVLY Common Stock who otherwise would be entitled to receive a fractional share of SFC Common Stock, an amount in cash, rounded to the nearest cent and without interest, equal to the product of (i) the fraction of a share to which such holder would otherwise have been entitled and (ii) the average of the daily closing sales prices of a share of SFC Common Stock as reported on the OTC Markets for the five consecutive trading days immediately preceding the Closing Date (the “Fractional Share Payment”). For purposes of determining any fractional share interest, all shares of AVLY Common Stock owned by an AVLY shareholder shall be combined so as to calculate the maximum number of whole shares of SFC Common Stock issuable to such AVLY shareholder to the extent allowed by law.

(iv)      Each share of SFC Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.

(v)       Each outstanding share of AVLY Common Stock the holder of which has perfected his right to dissent under the BCL, if applicable, and has not effectively withdrawn or lost such right as of the Effective Time shall not be converted into or represent a right to receive, or shall remain, shares of SFC Common Stock hereunder, respectively, and the holder thereof shall be entitled only to such rights as are granted by the BCL. AVLY shall give SFC prompt notice upon receipt of any such written demands for payment of the fair value of such shares of AVLY Common Stock, respectively (“Dissenting Shares”) and of withdrawals of such demands and any other instruments provided pursuant to the BCL (any shareholder duly making such demand being hereinafter called a “Dissenting Shareholder”). If any Dissenting Shareholder shall effectively withdraw or lose (through failure to perfect or otherwise) his right to such payment at any time, such holder’s shares of AVLY Common Stock shall be converted into the right to receive SFC Common Stock in accordance with Section 1.2(g)(i) of this Agreement or such holder’s shares of SFC Common Stock shall remain shares of SFC Common Stock. Any payments made in respect of Dissenting Shares shall be made by SFC, as the continuing corporation after the Merger.

(h)	Surrender and Exchange of AVLY Stock Certificates.

(i)        Exchange Agent. As promptly as practicable after the date hereof and, in any event, prior to the filing of the Registration Statement, the parties shall designate a mutually acceptable bank or trust company or other agent which shall act as agent (the “Exchange Agent”) for SFC and the Surviving Corporation in connection with the exchange procedures for converting shares of AVLY Common Stock evidenced by stock certificates into the Merger Consideration. Upon such selection, SFC shall enter into an agreement with the Exchange Agent in the form and substance reasonable acceptable to the parties hereto setting forth the terms and conditions upon which the Exchange Agent will render the exchange services to SFC and the Surviving Corporation (the “Exchange Agent Agreement”).

(ii)       Deposit of Merger Consideration. Five (5) Business Days prior to the Effective Time, SFC shall deposit, or shall cause to be deposited, with the Exchange Agent (i) certificates representing the number of shares of SFC Common Stock sufficient to deliver, and SFC shall instruct the Exchange Agent to timely deliver, the aggregate Stock Consideration issuable to the holders of AVLY Common Stock as of immediately prior to the Effective Time, and (ii) to the extent then determinable, the Fractional Share Payment pursuant to Section 1.2(g)(iii) (the “Fractional Share Payment” and the Stock Consideration are collectively referred to as the “Exchange Fund”) and SFC shall instruct the Exchange Agent to timely pay the Fractional Share Payment in accordance with this Agreement.

(iii)      Letter of Transmittal. As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a stock certificate, which immediately prior to the Effective Time represented outstanding shares of AVLY Common Stock, whose shares were converted into the right to receive the Merger Consideration pursuant to Section 1.2(g), a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the stock certificates shall pass, only upon delivery of stock certificate(s) (or affidavits of loss in lieu of such certificates) to the Exchange Agent and shall be substantially in such form and have such other provisions as shall be prescribed by the Exchange Agent Agreement) (the “Letter of Transmittal”) and (ii) instructions for use in surrendering stock certificate(s) in exchange for the Merger Consideration to be issued and paid in consideration therefor and any dividends or distributions to which such holder is entitled pursuant to Section 1.2(h)(v).

(iv)      Surrender of Stock Certificates. Upon surrender to the Exchange Agent of its stock certificate(s), accompanied by a properly completed Letter of Transmittal, a holder of AVLY Common Stock will be entitled to receive promptly after the Effective Time the Merger Consideration including any Fractional Share Payment. Until so surrendered, each such stock certificate shall represent after the Effective Time, for all purposes, only the right to receive the Merger Consideration to be issued and paid in consideration therefor upon surrender of such stock certificate in accordance with, and any dividends or distributions to which such holder is entitled pursuant to, this Section 1.2(h)(iv).

(v)       Lost Stock Certificates. In the event any stock certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such stock certificate to be lost, stolen or destroyed and, if reasonably required by SFC or the Exchange Agent, the posting by such person of a bond in such amount as SFC may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such stock certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed stock certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

(vi)      Dividends. No dividends or other distributions with respect to SFC Common Stock shall be paid to the holder of any unsurrendered stock certificate with respect to the shares of SFC Common Stock represented thereby, in each case until the surrender of such stock certificate in accordance with Section 1.2(h)(iv) or the making of an affidavit in accordance with Section 1.2(h)(v). Subject to the effect of applicable abandoned property, escheat or similar laws, following surrender of any such stock certificate in accordance with Section 1.2(h)(iv) or the making of an affidavit in accordance with Section 1.2(h)(v), the record holder thereof shall be entitled to receive, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole shares of SFC Common Stock represented by such stock certificate and not paid and/or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to shares of SFC Common Stock represented by such stock certificate with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the issuance of the SFC Common Stock issuable with respect to such stock certificate.

(vii)     Transfer of AVLY Common Stock. In the event of a transfer of ownership of a stock certificate representing AVLY Common Stock that is not registered in the stock transfer records of AVLY, the proper amount of Merger Consideration shall be issued in exchange therefor and the Fractional Share Payment, if any, shall be paid to a person other than the person in whose name the stock certificate so surrendered is registered if the stock certificate formerly representing such AVLY Common Stock shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment or issuance shall pay any transfer or other similar Taxes required by reason of the payment or issuance to a person other than the registered holder of the stock certificate or establish to the satisfaction of SFC that the Tax has been paid or is not applicable.

(viii)    No Transfers After the Effective Time. After the Effective Time, there shall be no transfers on the stock transfer books of AVLY of the shares of AVLY Common Stock that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of AVLY Common Stock that occurred prior to the Effective Time. If, after the Effective Time, stock certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration to be issued or paid in consideration therefor in accordance with the procedures set forth in this Section 1.2(h).

(ix)       Treatment of Exchange Fund. Any portion of the Exchange Fund that remains unclaimed by the shareholders of AVLY as of the first anniversary of the Effective Time may, to the extent permitted by applicable law, be paid to SFC. In such event, any former shareholders of AVLY who have not theretofore complied with this Section 1.2(h) shall thereafter look only to SFC with respect to the Merger Consideration and any unpaid dividends and distributions on the SFC Common Stock deliverable in respect of each share of AVLY Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of SFC, Standard Bank, AVLY, AVB, the Exchange Agent or any other person shall be liable to any former holder of shares of AVLY Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(i)        Anti-Dilution Provisions. If, between the date of this Agreement and the Effective Time, the outstanding shares of SFC Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, an appropriate and proportionate adjustment shall be made to the Exchange Ratio.

(j)        Tax Consequences. It is intended that the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the IRC, and that this Agreement shall constitute a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g).

(k)       Rollover of AVLY Stock Options. Each AVLY Stock Option outstanding at the Effective Time pursuant to the AVLY Stock Plans (each, an “AVLY Option”) shall be converted into an option to purchase shares of SFC Common Stock as follows:

(i)        The aggregate number of shares of SFC Common Stock issuable upon the exercise of the converted AVLY Option after the Effective Time shall be equal to the product of the Exchange Ratio multiplied by the number of shares of AVLY Common Stock issuable upon exercise of the AVLY Option immediately prior to the Effective Time, such product to be rounded to the nearest whole share of SFC Common Stock; and

(ii)       the exercise price per share of each converted AVLY Option shall be equal to the quotient of the exercise price of such AVLY Option immediately prior to the Effective Time divided by the Exchange Ratio, such quotient to be rounded to the nearest whole cent; provided, however, that, in the case of any AVLY Option that is intended to qualify as an incentive stock option under Section 422 of the Code, the number of shares of SFC Common Stock issuable upon exercise of and the exercise price per share for such converted AVLY Option determined in the manner provided above shall be further adjusted in such manner as may be necessary to ensure that such incentive stock option continues to qualify as an incentive stock option and to conform to the requirements of Section 424(a) of the Code.

(iii)      Options to purchase shares of SFC Common Stock that arise from the operation of this Section 1.2(k) shall be referred to herein as “Converted Options.” All Converted Options shall be exercisable for the same period and shall otherwise have the same terms and conditions applicable to the AVLY Stock Options that they replace.

(l)        Treatment of AVLY Restricted Stock. Each unvested award of AVLY Restricted Stock outstanding immediately prior to the Effective Time pursuant to the AVLY Stock Plans shall vest pursuant to the terms of the AVLY Stock Plans and shall be converted into SFC Common Stock at the Effective Time in accordance with Section 1.2(g) above.

(m)      Registration of Converted Options. Before the Effective Time, SFC will take all corporate action necessary to reserve for future issuance a sufficient additional number of shares of SFC Common Stock to provide for the satisfaction of its obligations with respect to the Converted Options. SFC agrees to file, promptly after the Effective Time, a registration statement on Form S-8 (or any successor or other appropriate form) and make any state filings or obtain state exemptions with respect to the SFC Common Stock issuable upon exercise of the Converted Options.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF AVLY

AVLY represents and warrants to SFC that the statements contained in this Article II are correct as of the date of this Agreement and will be correct as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Article II), except as set forth in the AVLY Disclosure Schedule delivered by AVLY to SFC on the date hereof or as amended, and except as to any representation or warranty which specifically relates to an earlier date. AVLY has made a good faith effort to ensure that the disclosure on each schedule of the AVLY Disclosure Schedule corresponds to the section referenced herein. However, for purposes of the AVLY Disclosure Schedule, any item disclosed on any schedule therein is deemed to be fully disclosed with respect to all schedules under which such item may be relevant as and to the extent that it is reasonably clear on the face of such schedule that such item applies to such other schedule.

2.1.      Standard.

No representation or warranty of AVLY contained in this Article II shall be deemed untrue or incorrect, and AVLY shall not be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any paragraph of Article II, has had or is reasonably expected to have a Material Adverse Effect, disregarding for these purposes (x) any qualification or exception for, or reference to, materiality in any such representation or warranty and (y) any use of the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases in any such representation or warranty; provided, however, that the foregoing standard shall not apply to representations and warranties contained in Sections 2.2(a), 2.2(b), 2.3(a), 2.4 and 2.8, nor shall it apply to the representations and warranties contained Sections 2.13(e), 2.13(h), 2.13(i), 2.13(j) and 2.13(m), which shall be deemed untrue, incorrect and breached if they are not true and correct in all material respects.

2.2.      Organization.

(a)       AVLY is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania and is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. AVLY has full corporate power and authority to carry on its business as now conducted and is duly licensed or qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification, except where the failure to be so licensed, qualified or in good standing would not have a Material Adverse Effect on AVLY.

(b)       AVB is a Pennsylvania chartered bank duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. The deposits of AVB are insured by the FDIC to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due. AVB is a member in good standing of the FHLB of Pittsburgh and owns the requisite amount of stock therein. The location of the principal office and each branch office of AVB is set forth in AVLY Disclosure Schedule 2.2(b).

(c)       AVLY Disclosure Schedule 2.2(c) sets forth each AVLY Subsidiary (other than AVB). Each AVLY Subsidiary is a corporation, limited liability company or other legal entity duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. Other than shares of capital stock of the AVLY Subsidiaries listed on AVLY Disclosure Schedule 2.2(c), AVLY does not own or control, directly or indirectly, or have the right to acquire directly or indirectly, an equity interest in any corporation, company, association, partnership, joint venture or other entity.

(d)       The respective minute books of AVLY and each other AVLY Subsidiary accurately record, in all material respects, all material corporate actions of their respective shareholders and boards of directors (including committees).

(e)       Prior to the date of this Agreement, AVLY has made available to SFC true and correct copies of the articles of incorporation or charter and bylaws of AVLY and each AVLY Subsidiary.

2.3.      Capitalization.

(a)       The authorized capital stock of AVLY consists of five million (5,000,000) shares of AVLY Common Stock, par value $1.00 per share, of which one million twenty-eight thousand six hundred fifty-nine (1,028,659) shares of AVLY Common Stock outstanding, validly issued, fully paid and nonassessable and free of preemptive rights, and one million (1,000,000) shares of AVLY Preferred Stock, par value $25.00 per share (“AVLY Preferred Stock”), none of which are outstanding. There are one hundred forty-on thousand, three hundred forty-one (141,341) shares of AVLY Common Stock held by AVLY as treasury stock. No trust preferred or subordinated debt securities of AVLY are issued or outstanding. No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which AVLY’s shareholders may vote has been issued by AVLY and are outstanding. Except as disclosed in AVLY Disclosure Schedule 2.3(a), other than the AVLY Stock Options, neither AVLY nor any AVLY Subsidiary has or is bound by any Rights of any character relating to the purchase, sale or issuance or voting of, or right to receive dividends or other distributions on any shares of AVLY Common Stock, or any other security of AVLY or any securities representing the right to vote, purchase or otherwise receive any shares of AVLY Common Stock or any other security of AVLY.

(b)       Except as disclosed in AVLY Disclosure Schedule 2.3(b), AVLY owns all of the capital stock of each of the AVLY Subsidiaries, free and clear of any lien or encumbrance. Except for the AVLY Subsidiaries and as set forth in AVLY Disclosure Schedule 2.3(b), AVLY does not possess, directly or indirectly, any material equity interest in any corporate entity.

(c)       To AVLY’s Knowledge, except as set forth on AVLY Disclosure Schedule 2.3(c), no Person is the beneficial owner (as defined in Section 13(d) of the Exchange Act) of 5% or more of the outstanding shares of AVLY Common Stock.

(d)       AVLY Disclosure Schedule 2.3(d) sets forth a true, correct and complete list of all AVLY Stock Options and AVLY Restricted Shares outstanding as of the date hereof specifying, on a holder-by-holder basis, (i) the name of each holder, (ii) the number of shares subject to each such AVLY Stock Option and AVLY Restricted Share, (iii) the grant date of each such AVLY Stock Option and AVLY Restricted Share, and (iv) the exercise price for each such AVLY Stock Option.

2.4.       Authority; No Violation.

(a)       AVLY has full corporate power and authority to execute and deliver this Agreement and, subject to the receipt of the Regulatory Approvals and the adoption and the approval of this Agreement by AVLY’s shareholders (the “AVLY Shareholder Approval”), to consummate the transactions contemplated hereby. AVB has full corporate power and authority to execute and deliver the Bank Plan of Merger and to consummate the Bank Merger. The execution and delivery of this Agreement by AVLY and the completion by AVLY of the transactions contemplated hereby, up to and including the Merger, have been duly and validly approved by the Board of Directors of AVLY. This Agreement has been duly and validly executed and delivered by AVLY, and subject to AVLY Shareholder Approval and receipt of the Regulatory Approvals, constitutes the valid and binding obligation of AVLY, enforceable against AVLY in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, and subject, as to enforceability, to general principles of equity.

(b)       Subject to compliance by SFC with the terms and conditions of this Agreement, the receipt of Regulatory Approvals (and compliance with any conditions contained therein), AVLY Shareholder Approval, and SFC Stockholder Approval,

   (i)        the execution and delivery of this Agreement by AVLY,

   (ii)       the consummation of the transactions contemplated hereby, and

   (iii)      compliance by AVLY with any of the terms or provisions hereof will not (i) conflict with or result in a breach of any provision of the articles of incorporation or bylaws of AVLY or any AVLY Subsidiary; (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to AVLY or any AVLY Subsidiary or any of their respective properties or assets; or (iii) except as set forth on AVLY Disclosure Schedule 2,4(b), violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of AVLY or any AVLY Subsidiary under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other investment or obligation to which AVLY or any AVLY Subsidiary is a party, or by which they or any of their respective properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults under clause (ii) or (iii) hereof which, either individually or in the aggregate, will not have a Material Adverse Effect on AVLY and the AVLY Subsidiaries taken as a whole.

(c)       The AVLY Shareholder Approval is the only vote of holders of any class of AVLY’s capital stock necessary to adopt and approve this Agreement and the transactions contemplated hereby.

(d)       The board of directors of AVLY, by resolution duly adopted by unanimous vote of the entire board of directors at a meeting duly called and held, has (i) determined that this Agreement, the Merger and the other transactions contemplated hereby are fair to and in the best interests of AVLY and its shareholders and declared the Merger to be advisable, and (ii) recommended that the shareholders of AVLY approve this Agreement and directed that such matter be submitted for consideration by the AVLY shareholders at the AVLY Shareholders Meeting.

2.5.      Consents.

Except for the Regulatory Approvals and compliance with any conditions contained therein, the filing with the SEC of the Registration Statement (including the Proxy Statement-Prospectus) and the obtaining from the SEC of such orders as may be required in connection therewith, such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of SFC Common Stock pursuant to this Agreement, the AVLY Shareholder Approval, SFC Stockholder Approval, and except as set forth on AVLY Disclosure Schedule 2.5, no consents, waivers or approvals of, or filings or registrations with, any Governmental Entity or Bank Regulator are necessary, and, to AVLY’s Knowledge, no consents, waivers or approvals of, or filings or registrations with, any other third parties are necessary, in connection with the execution and delivery of this Agreement by AVLY, and the completion by AVLY of the Merger. To the Knowledge of AVLY, no fact or circumstance exists, including any possible other transaction pending or under consideration by AVLY or any of its Affiliates, that (a) would reasonably be expected to prevent or delay in any material respect, (i) any filings with or approvals or waivers required from the FRB, the FDIC or the PDB, or (ii) any required Regulatory Approvals or (b) would cause a Bank Regulator or Governmental Entity acting pursuant to the Bank Merger Act, the BHCA, Pennsylvania Banking Law or any other applicable law or regulation to seek to prohibit or materially delay consummation of the transactions contemplated hereby or impose a Burdensome Regulatory Condition.

2.6.      Financial Statements and Reports.

(a)       AVLY has previously made available to SFC the AVLY Financial Statements. The AVLY Financial Statements (i) have been prepared from, and are in accordance with, the books and records of AVLY and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of AVLY and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied in all material respects with applicable accounting and regulatory requirements, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of AVLY and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Baker Tilly Virchow Krause, LLP has not resigned (or informed AVLY that it intends to resign) or been dismissed as independent public accountants of AVLY as a result of or in connection with any disagreements with AVLY on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)       At the date of each balance sheet included in the AVLY Financial Statements, AVLY did not have any liabilities, obligations or loss contingencies of any nature (whether absolute, accrued, contingent or otherwise) of a type required to be reflected in such AVLY Financial Statements or in the footnotes thereto which are not fully reflected or reserved against therein or fully disclosed in a footnote thereto, except for liabilities, obligations and loss contingencies which are not material individually or in the aggregate or which are incurred in the ordinary course of business, consistent with past practice, and except for liabilities, obligations and loss contingencies which are within the subject matter of a specific representation and warranty herein and subject, in the case of any unaudited statements, to normal, recurring audit adjustments and the absence of footnotes.

(c)       AVLY and each AVLY Subsidiary has timely filed all reports, forms, schedules, registrations, statements and other documents, together with any amendments required to be made with respect thereto, that it was required to file since December 31, 2014 with any Bank Regulator and Governmental Entity and has paid all fees and assessments due and payable in connection therewith.  The AVLY Regulatory Reports, to the extent they contain financial information, have been prepared in all material respects in accordance with applicable regulatory accounting principles and practices throughout the periods covered by such statements.

(d)       The records, systems, controls, data and information of AVLY and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of AVLY or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on AVLY. AVLY (x) has implemented and maintains a system of internal control over financial reporting that is designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of its financial statements for external purposes in accordance with GAAP and to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and to maintain accountability for assets and (iii) access to assets is permitted only in accordance with management’s general or specific authorization, (y) has implemented and maintains disclosure controls and procedures to ensure that material information relating to AVLY, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of AVLY by others within those entities, and (z) has disclosed, based on its most recent evaluation prior to the date hereof, to AVLY outside auditors and the audit committee of AVLY Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect AVLY ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in AVLY internal control over financial reporting. These disclosures (if any) were made in writing by management to AVLY auditors and audit committee and a copy has previously been made available to AVLY.

(e)       Since December 31, 2014, (i) neither AVLY nor any of AVLY Subsidiary nor, to its Knowledge, any director, officer, employee, auditor, accountant or representative of AVLY or any AVLY Subsidiary has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of AVLY or any AVLY Subsidiary or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that AVLY or any AVLY Subsidiary has engaged in questionable accounting or auditing practices, and (ii) no attorney representing it or any of its subsidiaries, whether or not employed by AVLY or any AVLY Subsidiary, has reported evidence of a material violation of Securities Laws, breach of fiduciary duty or similar violation by it or any of its officers, directors, employees or agents to its board of directors or any committee thereof or to any of its directors or officers.

2.7.      Taxes.

Except as set forth on AVLY Disclosure Schedule 2.7, AVLY and the AVLY Subsidiaries are members of the same affiliated group within the meaning of Code Section 1504(a). AVLY and each AVLY Subsidiary has duly filed all federal, state and local tax returns required to be filed by or with respect to AVLY and each AVLY Subsidiary on or prior to the Closing Date, taking into account any extensions (all such returns, to AVLY’s Knowledge, being accurate and correct in all material respects) and has duly paid or made provisions for the payment of all material federal, state and local taxes which have been incurred by or are due or claimed to be due from AVLY and any AVLY Subsidiary by any Taxing Authority or pursuant to any written tax sharing agreement on or prior to the Closing Date other than taxes or other charges which (i) are not delinquent, (ii) are being contested in good faith, or (iii) have not yet been fully determined. Except as set forth in AVLY Disclosure Schedule 2.7, as of the date of this Agreement, AVLY has received no written notice of, and to AVLY’s Knowledge there is no audit examination, deficiency assessment, tax investigation or refund litigation with respect to any taxes of AVLY or any AVLY Subsidiary, and no claim has been made by any authority in a jurisdiction where AVLY or any AVLY Subsidiary do not file tax returns that AVLY or any such AVLY Subsidiary is subject to taxation in that jurisdiction. Except as set forth in AVLY Disclosure Schedule 2.7, AVLY and each AVLY Subsidiary have not executed an extension or waiver of any statute of limitations on the assessment or collection of any material tax due that is currently in effect. AVLY and each AVLY Subsidiary has withheld and paid all taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party, and AVLY and each AVLY Subsidiary, to AVLY’s Knowledge, has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the Code and similar applicable state and local information reporting requirements.

2.8.      No Material Adverse Effect.

AVLY and the AVLY Subsidiaries, taken as a whole, have not suffered any Material Adverse Effect since December 31, 2015 and no event has occurred or circumstance arisen since that date which, in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on AVLY.

2.9.      Material Contracts; Leases; Defaults.

(a)       Except as set forth in AVLY Disclosure Schedule 2.9(a), neither AVLY nor any AVLY Subsidiary is a party to or subject to: (i) any contract, arrangement, commitment or understanding (whether written or oral) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC); (ii) any agreement which by its terms limits the payment of dividends by AVLY or any AVLY Subsidiary; (iii) any collective bargaining agreement with any labor union relating to employees of AVLY or any AVLY Subsidiary (iv)

any instrument evidencing or related to material indebtedness for borrowed money whether directly or indirectly, by way of purchase money obligation, conditional sale, lease purchase, guaranty or otherwise, in respect of which AVLY or any AVLY Subsidiary is an obligor to any person, which instrument evidences or relates to indebtedness other than deposits, FHLB advances, repurchase agreements, bankers’ acceptances, and “treasury tax and loan” accounts established in the ordinary course of business and transactions in “federal funds” or which contains financial covenants or other restrictions (other than those relating to the payment of principal and interest when due) which would be applicable on or after the Closing Date to SFC or any SFC Subsidiary; (v) any other agreement, written or oral, that obligates AVLY or any AVLY Subsidiary for the payment of more than $25,000 annually or for the payment of more than $50,000 over its remaining term, which is not terminable without cause on 60 days’ or less notice without penalty or payment; (vi) any agreement (other than this Agreement), contract, arrangement, commitment or understanding (whether written or oral) that restricts or limits in any material way the conduct of business by AVLY or any AVLY Subsidiary (it being understood that any non-compete, non-solicitation or similar provision shall be deemed material); or (vii) any agreement that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of AVLY or its Subsidiaries. Each contract, arrangement, commitment or understanding of the type described in this Section 2.9(a) (excluding any AVLY Compensation and Benefits Plan), whether or not set forth in AVLY Disclosure Schedule, is referred to herein as a “AVLY Contract” and neither AVLY nor any of its Subsidiaries knows of, or has received notice of, any material violation of the above by any of the other parties thereto.

(b)       Each real estate lease that will require the consent of the lessor or its agent as a result of the Merger or the Bank Merger by virtue of the terms of any such lease, is listed in AVLY Disclosure Schedule 2.9(b) identifying the section of the lease that contains such prohibition or restriction. Subject to any consents that may be required as a result of the transactions contemplated by this Agreement, to its Knowledge, neither AVLY nor any AVLY Subsidiary is in default in any material respect under any AVLY Contract, lease, insurance policy or other instrument to which it is a party, by which its assets, business, or operations may be bound or affected, or under which it or its assets, business, or operations receive benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

(c)       True and correct copies of agreements, contracts, arrangements and instruments referred to in Section 2.9(a) and 2.9(b) have been made available to SFC on or before the date hereof, are listed on AVLY Disclosure Schedule 2.9(a) or AVLY Disclosure Schedule 2.9(b) and are in full force and effect on the date hereof. Except as set forth in AVLY Disclosure Schedule 2.9(c), no plan, contract, employment agreement, termination agreement, or similar agreement or arrangement to which AVLY or any AVLY Subsidiary is a party or under which AVLY or any AVLY Subsidiary may be liable contains provisions which permit an employee or independent contractor to terminate it without cause and continue to accrue future benefits thereunder. Except as set forth in AVLY Disclosure Schedule 2.9(c), no such agreement, plan, contract, or arrangement (x) provides for acceleration in the vesting of benefits or payments due thereunder upon the occurrence of a change in ownership or control of AVLY or any AVLY Subsidiary or upon the occurrence of a subsequent event; or (y) requires AVLY or any AVLY Subsidiary to provide a benefit in the form of AVLY Common Stock or determined by reference to the value of AVLY Common Stock.

(d)       Except as set forth in AVLY Disclosure Schedule 2.9(d), since December 31, 2015, through and including the date of this Agreement, AVLY and each AVLY Subsidiary has not (i) except for (A) normal increases for employees made in the ordinary course of business consistent with past practice, or (B) as required by applicable law or the terms of agreements listed on AVLY Disclosure Schedule 2.9(d), increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any executive officer, employee, or director from the amount thereof in effect as of August 1, 2016 (which amounts have been previously made available to SFC), granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay (except as required under the terms of agreements or as required or permitted under the terms of severance plans or policies listed on AVLY Disclosure Schedule 2.13(a), as in effect as of the date hereof), or paid any bonus other than the customary year-end bonuses in amounts consistent with past practice, (ii) granted any options to purchase shares of AVLY Common Stock, or any right to acquire any shares of its capital stock to any executive officer, director or employee, (iii)  established or increased the benefits payable under any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase or other employee benefit plan, except to the extent required by the Patient Protection and Affordable Care Act (“ACA”) and the regulations issued thereunder, (iv) made any material election for federal or state income tax purposes, (v) made any material change in the credit policies or procedures of AVLY and each AVLY Subsidiary, the effect of which was or is to make any such policy or procedure less restrictive in any material respect, (vi) made any material acquisition or disposition of any assets or properties, or entered into any contract for any such acquisition or disposition other than loans and loan commitments, (vii) entered into any lease of real or personal property requiring annual payments in excess of $50,000, other than in connection with foreclosed property or in the ordinary course of business consistent with past practice, (viii) changed any accounting methods, principles or practices of AVLY and each AVLY Subsidiary affecting its assets, liabilities or businesses, including any reserving, renewal or residual method, practice or policy or (ix) suffered any strike, work stoppage, slow-down, or other labor disturbance.

2.10.    Ownership of Property; Insurance Coverage.

(a)       Except as set forth in AVLY Disclosure Schedule 2.10(a), AVLY and each AVLY Subsidiary has good and, as to real property, marketable title to all material assets and properties owned by AVLY or each AVLY Subsidiary in the conduct of its businesses, whether such assets and properties are real or personal, tangible or intangible, including assets and property reflected in the balance sheet contained in the most recent AVLY Financial Statements or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of in the ordinary course of business, since the date of such balance sheet), subject to no material encumbrances, liens, mortgages, security interests or pledges, except (i) those items which secure liabilities for public or statutory obligations or any discount with, borrowing from or other obligations to the FHLB of Pittsburgh, inter-bank credit facilities, reverse repurchase agreements or any transaction by AVLY or a AVLY Subsidiary acting in a fiduciary capacity,

(ii) mechanics liens and similar liens for labor, materials, services or supplies provided for such property and incurred in the ordinary course of business for amounts not yet delinquent or which are being contested in good faith, and (iii) statutory liens for amounts not yet delinquent or which are being contested in good faith. AVLY and the AVLY Subsidiaries, as lessee, have the right under valid and existing leases of real and personal properties used by AVLY and the AVLY Subsidiaries in the conduct of their businesses to occupy or use all such properties as presently occupied and used by each of them.

(b)       With respect to all material agreements pursuant to which AVLY or any AVLY Subsidiary has purchased securities subject to an agreement to resell, if any, AVLY or such AVLY Subsidiary, as the case may be, has a lien or security interest (which to AVLY’s Knowledge is a valid, perfected first lien) in the securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

(c)       AVLY and each AVLY Subsidiary currently maintain insurance considered by each of them to be reasonable for their respective operations. Neither AVLY nor any AVLY Subsidiary has received notice from any insurance carrier that (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs with respect to such policies of insurance will be substantially increased. Except as set forth on AVLY Disclosure Schedule 2.10(c), there are presently no material claims pending under such policies of insurance and no notices have been given by AVLY or any AVLY Subsidiary under such policies. All such insurance is valid and enforceable and in full force and effect, and within the last three years AVLY and each AVLY Subsidiary have received each type of insurance coverage for which they have applied and during such periods have not been denied indemnification for any material claims submitted under any of its insurance policies. AVLY Disclosure Schedule 2.10(c) identifies all policies of insurance maintained by AVLY and each AVLY Subsidiary as well as the other matters required to be disclosed under this Section.

2.11.    Legal Proceedings.

Except as set forth in AVLY Disclosure Schedule 2.11, there is no suit, action, arbitration, investigation or proceeding pending or, to its Knowledge, threatened against or affecting AVLY or its Subsidiaries (and AVLY is not aware of any facts that reasonably could be expected to be the basis for any such suit, action or proceeding) (1) that involves a Governmental Entity or Bank Regulator, or (2) that, individually or in the aggregate, if determined adversely to AVLY, would (A) have a Material Adverse Effect on AVLY, or (B) be reasonably likely to prevent or materially delay it from performing its obligations under, or consummating the transactions contemplated by, this Agreement. There is no injunction, order, award, judgment, settlement, decree or regulatory restriction imposed upon or entered into by AVLY or any Subsidiary or to which its or its Subsidiary’s assets are subject.

2.12.    Compliance With Applicable Law.

(a)       To AVLY’s Knowledge, each of AVLY and each AVLY Subsidiary is in compliance in all material respects with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it, its properties, assets and deposits, its business, and its conduct of business and its relationship with its employees, including, without limitation, the USA PATRIOT Act, the Bank Secrecy Act, the Home Mortgage Disclosure Act, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act of 1977, and all other applicable fair lending laws and other laws relating to discriminatory business practices and neither AVLY nor any AVLY Subsidiary has received any written notice to the contrary. The Board of Directors of AVLY has adopted and AVLY has implemented an anti-money laundering program that meets the requirements of Sections 352 and 326 of the USA PATRIOT Act and the regulations thereunder and has received no written notice from any Governmental Entity or Bank Regulator that such program (i) does not contain adequate and appropriate customer identification verification procedures; or (ii) has been deemed ineffective.

(b)       Each of AVLY and each AVLY Subsidiary has all material permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Bank Regulators and Governmental Entities that are required to permit it to own or lease its properties and to conduct its business as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the Knowledge of AVLY, no suspension or cancellation of any such permit, license, certificate, order or approval is threatened or will result from the consummation of the transactions contemplated by this Agreement, subject to obtaining the receipt of Regulatory Approvals.

(c)       Except as disclosed in AVLY Disclosure Schedule 2.12(c), for the period beginning January 1, 2016, neither AVLY nor any AVLY Subsidiary has received any written notification or, to AVLY’s Knowledge, any other communication from any Bank Regulator (i) asserting that AVLY or any AVLY Subsidiary is not in material compliance with any of the statutes, regulations or ordinances which such Bank Regulator enforces; (ii) threatening to revoke any license, franchise, permit or governmental authorization which is material to AVLY or any AVLY Subsidiary; (iii) requiring or threatening to require AVLY or any AVLY Subsidiary, or indicating that AVLY or any AVLY Subsidiary may be required, to enter into a cease and desist order, agreement or memorandum of understanding or any other agreement with any federal or state governmental agency or authority which is charged with the supervision or regulation of banks or engages in the insurance of bank deposits restricting or limiting, or purporting to restrict or limit, in any material respect the operations of AVLY or any AVLY Subsidiary, including without limitation any restriction on the payment of dividends; or (iv) directing, restricting or limiting, or purporting to direct, restrict or limit, in any material manner the operations of AVLY or any AVLY Subsidiary (any such notice, communication, memorandum, agreement or order described in this sentence is hereinafter referred to as a “Regulatory Agreement”). Neither AVLY nor any AVLY Subsidiary has consented to or entered into any Regulatory Agreement that is currently in effect. The most recent regulatory rating given to AVLY as to compliance with the CRA is “Satisfactory” or better.

2.13.    Employee Benefit Plans.

(a)       AVLY Disclosure Schedule 2.13(a) includes a list of all written or unwritten, employment agreements, change in control agreements, severance agreements or arrangements, consulting agreements, existing bonus, incentive, deferred compensation, compensation, pension, retirement, profit-sharing, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option, stock appreciation, phantom stock, equity compensation, severance, welfare benefit plans including welfare benefit plans within the meaning of Section 3(2) of ERISA, fringe benefit plans, employment, severance and change in control agreements and all other material benefit practices, policies and arrangements (including paid time-off policies and other material benefit policies and procedures) sponsored or maintained by AVLY or any AVLY Subsidiary or to which AVLY or AVLY Subsidiary contributes or is obligated to contribute in which any employee or former employee, consultant or former consultant or director or former director of AVLY or any AVLY Subsidiary participates or to which any such employee, consultant or director is a party or is otherwise entitled to receive benefits (the “AVLY Compensation and Benefit Plans”). Except as set forth in AVLY Disclosure Schedule 2.13(a), neither AVLY nor any of its Subsidiaries has any commitment to create any additional Compensation and Benefit Plan or to materially modify, change or renew any existing AVLY Compensation and Benefit Plan (any modification or change that extends the term and/or increases the cost of such plans would be deemed material), except as required to maintain the qualified status thereof. AVLY has made available to SFC true and correct copies of the AVLY Compensation and Benefit Plans. Each AVLY Compensation and Benefit Plan has been administered in form and in operation, in all material respects with its terms and all applicable requirements of law and no notice has been issued by any Governmental Entity questioning or challenging such compliance.

(b)       To the Knowledge of AVLY, each AVLY Compensation and Benefit Plan has been operated and administered in all material respects in accordance with its terms and with applicable law, including, but not limited to, ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act, COBRA, HIPAA and the ACA and any regulations or rules promulgated thereunder, and all material filings, disclosures and notices required by ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act, COBRA, HIPAA and ACA and any other applicable law have been timely made or any interest, fines, penalties or other impositions for late filings have been paid in full. Each AVLY Compensation and Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA and which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or volume submitter plan advisory opinion letter from the IRS, and neither AVLY nor any AVLY Subsidiary is aware of any circumstances which are reasonably likely to result in revocation of any such letter. There is no material pending or, to the Knowledge of AVLY, threatened action, suit or claim relating to any of the AVLY Compensation and Benefit Plans (other than routine claims for benefits). Neither AVLY nor any AVLY Subsidiary has engaged in a transaction, or omitted to take any action, with respect to any AVLY Compensation and Benefit Plan that would reasonably be expected to subject AVLY or any AVLY Subsidiary to an unpaid tax or penalty imposed by either Chapter 43 of the Code or Sections 409 or 502 of ERISA.

(c)       Neither AVLY, any AVLY Subsidiary nor any entity which is considered one employer with AVLY under Section 4001(b)(1) of ERISA or Section 414 of the Code (an “AVLY ERISA Affiliate”) maintains or has any obligation or liability (contingent, secondary or otherwise) to, based upon or arising out of, any pension or welfare plan that is (i) subject to Title IV of ERISA or the minimum funding requirements of Sections 412 or 430 of the Code or Section 302 of ERISA, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a

“multiple employer plan” (within the meaning of Sections 210, 4063 or 4064 of ERISA or Section 413(c) of the Code), or (iv) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (v) a “voluntary employee benefit association” (within the meaning of Section 501(c)(9) of the Code).

(d)       With respect to each AVLY Compensation and Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (i) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived, and (ii) (A) the fair market value of the assets of such AVLY Compensation and Benefit Plan equals or exceeds the actuarial present value of all accrued benefits under such AVLY Compensation and Benefit Plan, whether or not vested, on a termination basis, (B) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (C) all premiums, if any, to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full, (D) no liability, other than for premiums to PBGC, under Title IV of ERISA has been or would reasonably be likely to be incurred by AVLY or any of the AVLY Subsidiaries and (E) the PBGC has not instituted proceedings to terminate any such AVLY Compensation and Benefit Plan and, to AVLY’s Knowledge, no condition exists that makes it reasonably likely that such proceedings will be instituted or which would reasonably be likely to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any AVLY Compensation and Benefit Plan.

(e)       All contributions required to be made under the terms of any Compensation and Benefit Plan, any employee benefit arrangement to which AVLY or any AVLY Subsidiary is a party or a sponsor, or any employee benefit plan or arrangement of an AVLY ERISA Affiliate have been timely made, and all anticipated contributions and funding obligations are accrued on AVLY’s consolidated financial statements to the extent required by GAAP. AVLY and its Subsidiaries have expensed and accrued as a liability the present value of future benefits under each applicable AVLY Compensation and Benefit Plan for financial reporting purposes as required by GAAP. Each AVLY Compensation and Benefit Plan that is an employee welfare benefit plan under Section 3(1) of ERISA is either (i) funded through an insurance company contact and is not a “welfare benefit fund” within the meaning of Section 419 of the IRC or (ii) is unfunded.

(f)        Except as set forth in AVLY Disclosure Schedule 2.13(f), neither AVLY nor any AVLY Subsidiary has any obligations to provide retiree health, life insurance, disability insurance, or other retiree death benefits under any AVLY Compensation and Benefit Plan, other than benefits mandated by COBRA. Except as set forth in AVLY Disclosure Schedule 2.13(f), there has been no communication to employees by AVLY or any AVLY Subsidiary that would reasonably be expected to promise or guarantee such employees retiree health, life insurance, disability insurance, or other retiree death benefits.

(g)       Except as set forth in AVLY Disclosure Schedule 2.13(g), AVLY and its Subsidiaries do not maintain any AVLY Compensation and Benefit Plans covering employees who are not United States residents.

(h)       Except as set forth in AVLY Disclosure Schedule 2.13(h), with respect to each AVLY Compensation and Benefit Plan, if applicable, AVLY has provided or made available to SFC copies of the: (A) trust instruments and insurance contracts; (B) two most recent Forms 5500 filed with the IRS; (C) two most recent actuarial report and financial statement; (D) most recent summary plan description and any underlying distribution election forms, loan documents, independent valuation, loan amortization schedules and benefit schedules, as applicable; (E) most recent determination or advisory letter issued by the IRS; (F) any Form 5310 or Form 5330 filed with the IRS within the last two years; (G) most recent nondiscrimination tests performed under ERISA and the Code (including 401(k) and 401(m) tests), if applicable; (H) all material communications with any Governmental Entity with respect to any AVLY Compensation and Benefit Plan; and (I) most recent independent appraisal prepared with respect to the employer securities held by the AVLY ESOP.

(i)        Except as disclosed in AVLY Disclosure Schedule 2.13(i), the consummation of the Merger will not, directly or indirectly (including, without limitation, as a result of any termination of employment or service at any time prior to or following the Effective Time) (A) entitle any employee, consultant or director to any payment or benefit (including severance pay, change in control benefit, or similar compensation) or any increase in compensation, (B) entitle any employee or independent contractor to terminate any plan, agreement or arrangement without cause or good reason and continued to accrue future benefits thereunder, or result in the vesting or acceleration of any benefits under the AVLY Compensation and Benefit Plan; (C) result in the vesting or acceleration of any benefits under any Compensation and Benefit Plan; or (D) result in any material increase in benefits payable under any AVLY Compensation and Benefit Plan.

(j)        Except as disclosed in AVLY Disclosure Schedule 2.13(j) to AVLY’s Knowledge, AVLY Compensation and Benefit Plans that are deferred compensation plans, programs or arrangements (within the meaning of Section 409A of the Code) have been in compliance (both written and operational) with Section 409A of the Code and the IRS regulations and guidance thereunder. All stock options and stock appreciation rights granted by AVLY to any current or former employee or director have been granted with a per share exercise price or reference price at least equal to the fair market value of the underlying stock on the date the option or stock appreciation right was granted, within the meaning of Section 409A of the Code and associated guidance.

(k)       Except as disclosed in AVLY Disclosure Schedule 2.13(k) to AVLY’s Knowledge, the consummation of the Merger will not, directly or indirectly (including without limitation, as a result of any termination of employment or service at any time prior to or following the Effective Time), entitle any current or former employee, director or independent contractor of AVLY or any AVLY Subsidiary to any actual or deemed payment (or benefit) which could constitute a “parachute payment” (as such term is defined in Section 280G of the Code).

(l)        Except as disclosed in AVLY Disclosure Schedule 2.3(l), there are no stock option or stock appreciation or similar rights, earned dividends or dividend equivalents, or shares of restricted stock, outstanding under any of the AVLY Compensation and Benefit Plans or otherwise as of the date hereof.

(m)      AVLY Disclosure Schedule 2.13(m) includes a schedule of all termination benefits and related payments that would be payable to the individuals identified thereon, under any and all employment agreements, special termination agreements, change in control agreements, severance arrangements or policies, supplemental executive retirement plans, deferred bonus plans, deferred compensation plans, salary continuation plans, or any material compensation arrangement, or other pension benefit or welfare benefit plan maintained by AVLY or any AVLY Subsidiary for the benefit of officers, employee or directors of AVLY or any AVLY Subsidiary (the “AVLY Benefits Schedule”), assuming their employment or service is terminated without cause as of January 1, 2017 and the Closing Date occurs on such date and based on the other assumptions specified in such schedule. No other individuals are entitled to benefits under any such plans.

(n)      AVLY has obtained written consent for each employee or director on whose behalf bank-owned life insurance (“BOLI”) has been purchased.

2.14.    Brokers, Finders and Financial Advisors.

Neither AVLY nor any AVLY Subsidiary, nor any AVLY Representative, has employed any broker, finder or financial advisor in connection with the transactions contemplated by this Agreement, or incurred any liability or commitment for any fees or commissions to any such person in connection with the transactions contemplated by this Agreement except for the engagement letter with Boenning & Scattergood, Inc., a copy of which is attached to AVLY Disclosure Schedule 2.14.

2.15.    Environmental Matters.

(a)       With respect to AVLY and each AVLY Subsidiary:

(i)        Neither the conduct nor operation of its business nor any condition of any property currently or previously owned or operated by it (including Participation Facilities and Other Real Estate Owned) results or resulted in a violation of any Environmental Laws that is reasonably likely to impose a material liability (including a material remediation obligation) upon AVLY or any AVLY Subsidiary. To the Knowledge of AVLY, no condition has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, is reasonably likely to result in any material liability to AVLY or any AVLY Subsidiary by reason of any Environmental Laws. Neither AVLY nor any AVLY Subsidiary during the past five years has received any written notice from any Person or Governmental Entity that AVLY or any AVLY Subsidiary or the operation or condition of any property ever owned or operated (including Participation Facilities), by any of them are currently in violation of or otherwise are alleged to have liability under any Environmental Laws or relating to Materials of Environmental Concern (including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any Materials of Environmental Concern at, on, beneath, or originating from any such property) for which a material liability is reasonably likely to be imposed upon AVLY or any AVLY Subsidiary;

(ii)       There is no suit, action, executive or administrative order, directive, or proceeding pending or, to the Knowledge of AVLY threatened, before any court, governmental agency or other forum against AVLY or any AVLY Subsidiary (i) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (ii) relating to the presence of or release (defined herein) into the environment of any Materials of Environmental Concern (as defined herein), on a site owned, leased or operated by AVLY or any AVLY Subsidiary (including Participation Facilities and Other Real Estate Owned); and

(iii)      To the Knowledge of AVLY, (i) there are no underground storage tanks on, in or under any properties owned or operated by AVLY or any AVLY Subsidiary (including Participation Facilities and Other Real Estate Owned), and (ii) no underground storage tanks have been closed or removed from any properties owned or operated by AVLY or any AVLY Subsidiary (including Participation Facilities and Other Real Estate Owned) except in compliance with Environmental Laws in all material respects.

(iv)      To AVLY’s Knowledge, the properties currently owned or operated by AVLY or any AVLY Subsidiary (including, without limitation, soil, groundwater or surface water on, or under the properties, and buildings thereon) are not contaminated with and do not otherwise contain any Materials of Environmental Concern other than as permitted under applicable Environmental Law.

2.16.    Loan Portfolio and Investment Securities.

(a)       The allowance for loan losses reflected in the AVLY Financial Statements as of December 31, 2015 was, and the allowance for loan losses reflected in the AVLY Regulatory Reports for periods ending after December 31, 2015 will be, adequate, as of the dates thereof, under GAAP in all material respects.

(b)       Except for any individual loans with principal outstanding balances of less than $50,000, AVLY Disclosure Schedule 2.16(b) sets forth a listing, as of June 30, 2016, by account, of: (i) all loans (including loan participations) of AVLY or any AVLY Subsidiary that have been accelerated during the past twelve months by reason of a default or adverse developments in the condition of the borrower or other events or circumstances affecting the credit of the borrower; (ii) all loan commitments or lines of credit of AVLY or any AVLY Subsidiary that have been terminated by AVLY or any AVLY Subsidiary during the past twelve months by reason of a default or adverse developments in the condition of the borrower or other events or circumstances affecting the credit of the borrower; (iii) each borrower, customer or other party which has notified AVLY or any AVLY Subsidiary during three years preceding the date of this Agreement, or has asserted against AVLY or any AVLY Subsidiary, in each case in writing, any “lender liability” or similar claim, and, to the Knowledge of AVLY, each borrower, customer or other party which has given AVLY or any AVLY Subsidiary any oral notification of, or orally asserted to or against AVLY or any AVLY Subsidiary, any such claim; (iv) all loans, (A) that are contractually past due 90 days or more in the payment of principal and/or interest, (B) that are on non-accrual status, (C) that are as of the date of this Agreement classified as “substandard,” “doubtful,” “loss,” “classified,” “criticized,” “watch list” or “special mention” (or words of similar import) by AVLY and any AVLY Subsidiary, or any applicable Bank Regulator, (D) to the Knowledge of AVLY, as to which a reasonable doubt exists as to the timely future collectability of principal and/or interest, whether or not interest is still accruing or the loans are less than 90 days past due, (E) where, during the past three years, the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, (F) where a specific reserve allocation exists in connection therewith, (G) that are required to be accounted for as a troubled debt restructuring in accordance with Statement of Financial Accounting Standards No. 15; or (H) made pursuant to an exception to policy, and (v) all assets classified by AVLY or any AVLY Subsidiary as real estate acquired through foreclosure or in lieu of foreclosure, including in-substance foreclosures, and all other assets currently held that were acquired through foreclosure or in lieu of foreclosure.

(c)       All loans receivable (including discounts) and accrued interest entered on the books of AVLY and the AVLY Subsidiaries arose out of bona fide arm’s-length transactions, were made for good and valuable consideration in the ordinary course of AVLY’s or the appropriate AVLY Subsidiary’s respective business, and the notes or other evidences of indebtedness with respect to such loans (including discounts) are true and genuine and are what they purport to be. Except for any individual loans with a principal outstanding balance of less than $25,000, AVLY has not received written notice that any of the loans, discounts and the accrued interest reflected on the books of AVLY and the AVLY Subsidiaries are subject to any defenses, set-offs or counterclaims (including, without limitation, those afforded by usury or truth-in-lending laws), except as may be provided by bankruptcy, insolvency or similar laws affecting creditors’ rights generally or by general principles of equity. All such loans are owned by AVLY or the appropriate AVLY Subsidiary free and clear of any liens.

(d)       Each loan reflected as an asset in the AVLY Financial Statements (i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and correct (ii) to the extent secured, has been secured by valid liens and security interests which have been perfected, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles, in each case other than loans as to which the failure to satisfy the foregoing standards would not have a Material Adverse Effect on AVLY.

(e)       AVLY and each AVLY Subsidiary have good and marketable title to all securities owned by them, free and clear of any liens, except to the extent such securities are pledged in the ordinary course of business to secure obligations of AVLY or a AVLY Subsidiary. Such securities are valued on the books of AVLY in accordance with GAAP in all material respects. AVLY and each AVLY Subsidiary that owns securities employ investment, securities, risk management and other policies, practices and procedures which AVLY believes are prudent and reasonable.

2.17.    Other Documents.

AVLY has made available to SFC copies of (i) its annual reports to shareholders for the years ended December 31, 2015, 2014 and 2013, and (ii) proxy materials used or for use in connection with its meetings of shareholders held in 2015, 2014 and 2013.

2.18.    Related Party Transactions.

Except as set forth in AVLY Disclosure Schedule 2.18, neither AVLY nor any AVLY Subsidiary is a party to any transaction (including any loan or other credit accommodation) with any Affiliate of AVLY or any AVLY Subsidiary. Except as described in AVLY Disclosure Schedule 2.18, all such transactions (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other Persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features. No loan or credit accommodation to any Affiliate of AVLY or any AVLY Subsidiary is presently in default or, during the three year period prior to the date of this Agreement, has been in default or has been restructured, modified or extended except for rate modifications pursuant to AVLY’s loan modification policy that is applicable to all Persons. Neither AVLY nor any AVLY Subsidiary has been notified that principal and interest with respect to any such loan or other credit accommodation will not be paid when due or that the loan grade classification accorded such loan or credit accommodation by AVLY is inappropriate.

2.19.    Deposits.

Except as set forth in AVLY Disclosure Schedule 2.19, none of the deposits of AVLY is a “brokered deposit” as defined in 12 C.F.R. Section 337.6(a)(2).

2.20.    Antitakeover Provisions Inapplicable; Required Vote.

The transactions contemplated by this Agreement are not subject to the requirements of any “moratorium,” “control share,” “fair price,” “affiliate transactions,” “business combination” or other antitakeover laws and regulations of any state.

The affirmative vote of seventy (70) percent of the issued and outstanding shares of AVLY Common Stock is required to approve this Agreement and the Merger under the Pennsylvania Law and AVLY’s articles of incorporation.

2.21.    Registration Obligations.

Neither AVLY nor any AVLY Subsidiary is under any obligation, contingent or otherwise, which will survive the Effective Time by reason of any agreement to register any transaction involving any of its securities under the Securities Act.

2.22.    Risk Management Instruments.

All material interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for AVLY’s own account, or for the account of one or more of AVLY’s Subsidiaries or their customers (all of which are set forth in AVLY Disclosure Schedule 2.22), were in all material respects entered into in compliance with all applicable laws, rules, regulations and regulatory policies, and to the Knowledge of AVLY and each AVLY Subsidiary, with counterparties believed to be financially responsible at the time; and to AVLY’s and each AVLY Subsidiary’s Knowledge each of them constitutes the valid and legally binding obligation of AVLY or such AVLY Subsidiary, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and is in full force and effect. Neither AVLY nor any AVLY Subsidiary, nor, to the Knowledge of AVLY, any other party thereto, is in breach of any of its obligations under any such agreement or arrangement in any material respect.

2.23.    Fairness Opinion.

AVLY has received an opinion from Boenning & Scattergood, Inc., to the effect that, subject to the terms, conditions and qualifications set forth therein, as of the date hereof, the Exchange Ratio to be received by the shareholders of AVLY pursuant to this Agreement is fair to such shareholders from a financial point of view. Such opinion has not been amended or rescinded as of the date of this Agreement.

2.24.    Intellectual Property.

AVLY and each AVLY Subsidiary owns or, to AVLY’s Knowledge, possesses valid and binding licenses and other rights to use all patents, copyrights, trade secrets, trade names, servicemarks and trademarks used in their business, each without payment, and neither AVLY nor any AVLY Subsidiary has received any notice of conflict with respect thereto that asserts the rights of others. AVLY and each AVLY Subsidiary have performed all the obligations required to be performed, and are not in default in any respect, under any contract, agreement, arrangement or commitment relating to any of the foregoing. To the Knowledge of AVLY, the conduct of the business of AVLY and each AVLY Subsidiary as currently conducted or proposed to be conducted does not, in any respect, infringe upon, dilute, misappropriate or otherwise violate any intellectual property owned or controlled by any third party.

2.25.    Trust Accounts.

Neither AVLY nor any AVLY Subsidiary has trust powers or acts as a fiduciary.

2.26.    Information Security.

Except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on AVLY, to AVLY’s Knowledge, since January 1, 2013, no third party has gained unauthorized access to any information technology networks controlled by and material to the operation of the business of AVLY and its Subsidiaries.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SFC

SFC represents and warrants to AVLY that the statements contained in this Article III are correct as of the date of this Agreement and will be correct as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Article III), except as set forth in the SFC Disclosure Schedule delivered by SFC to AVLY on the date hereof or as amended, and except as to any representation or warranty which specifically relates to an earlier date. SFC has made a good faith effort to ensure that the disclosure on each schedule of the SFC Disclosure Schedule corresponds to the section referenced herein. However, for purposes of the SFC Disclosure Schedule, any item disclosed on any schedule therein is deemed to be fully disclosed with respect to all schedules under which such item may be relevant as and to the extent that it is reasonably clear on the face of such schedule that such item applies to such other schedule.

3.1.      Standard.

No representation or warranty of SFC contained in this Article III shall be deemed untrue or incorrect, and SFC shall not be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any paragraph of Article III, has had or is reasonably expected to have a Material Adverse Effect; disregarding for these purposes (x) any qualification or exception for, or reference to, materiality in any such representation or warranty and (y) any use of the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases in any such representation or warranty; provided, however, that the foregoing standard shall not apply to representations and warranties contained in Sections 3.2(a), 3.2(b), 3.3(a), 3.4 and 3.8, nor shall it apply to the representations and warranties contained in 3.3(b), 3.13(e), 3.1(h), 3.13(i), 3.13(j), and 3.13(l), which shall be deemed untrue, incorrect and breached if they are not true and correct in all material respects.

3.2.      Organization.

(a)       SFC is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland, and is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. SFC has full corporate power and authority to carry on its business as now conducted and is duly licensed or qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification, except where the failure to be so licensed, qualified or in good standing would not have a Material Adverse Effect on SFC.

(b)       Standard Bank is a Pennsylvania chartered savings bank duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. The deposits of Standard Bank are insured by the FDIC to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due. Standard Bank is a member in good standing of the FHLB of Pittsburgh and owns the requisite amount of stock therein. The location of the principal office and each branch office of Standard Bank is set forth in SFC Disclosure Schedule 3.2(b).

(c)       SFC Disclosure Schedule 3.2(c) sets forth each SFC Subsidiary. Each SFC Subsidiary (other than Standard Bank) is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. Other than shares of capital stock of the SFC Subsidiaries listed on SFC Disclosure Schedule 3.2(c), SFC does not own or control, directly or indirectly, or have the right to acquire directly or indirectly, an equity interest in any corporation, company, association, partnership, joint venture or other entity.

(d)       The respective minute books of SFC and each SFC Subsidiary accurately records, in all material respects, all material corporate actions of their respective stockholders and boards of directors (including committees).

(e)       Prior to the date of this Agreement, SFC has made available to AVLY true and correct copies of the articles of incorporation or charter and bylaws of SFC and each other SFC Subsidiary.

3.3.      Capitalization.

(a)       The authorized capital stock of SFC consists of thirty million (30,000,000) shares of SFC Common Stock, of which two million five hundred eighty-five thousand one hundred twenty-five (2,585,125) shares are outstanding, validly issued, fully paid and nonassessable and free of preemptive rights, and ten million (10,000,000) shares of preferred stock, $0.01 par value (“SFC Preferred Stock”), none of which are outstanding. There are no shares of SFC Common Stock held by SFC as treasury stock. No trust preferred or subordinated debt securities of SFC are issued or outstanding. No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which SFC’s stockholders may vote has been issued by SFC and are outstanding. Other than the SFC Stock Options, neither SFC nor any SFC Subsidiary has or is bound by any Rights of any character relating to the purchase, sale or issuance or voting of, or right to receive dividends or other distributions on any shares of SFC Common Stock, or any other security of SFC or any securities representing the right to vote, purchase or otherwise receive any shares of SFC Common Stock or any other security of SFC.

(b)       Except as disclosed in SFC Disclosure Schedule 3.3(b), SFC owns all of the capital stock of each of the SFC Subsidiaries, free and clear of any lien or encumbrance. Except for the SFC Subsidiaries and as set forth in SFC Disclosure Schedule 3.3(b), SFC does not possess, directly or indirectly, any material equity interest in any corporate entity.

(c)       To SFC’s Knowledge, except as set forth on SFC Disclosure Schedule 3.3.3, no Person is the beneficial owner (as defined in Section 13(d) of the Exchange Act) of 5% or more of the outstanding shares of SFC Common Stock.

(d)       SFC Disclosure Schedule 3.3(d) sets forth a true, correct and complete list of all SFC Stock Options and SFC Restricted Shares outstanding as of the date hereof specifying, on a holder-by-holder basis, (i) the name of each holder, (ii) the number of shares subject to each such SFC Stock Option and SFC Restricted Share, (iii) the grant date of each such SFC Stock Option and SFC Restricted Share, and (iv) the exercise price for each such SFC Stock Option.

3.4.      Authority; No Violation.

(a)       SFC has full corporate power and authority to execute and deliver this Agreement and, subject to the receipt of the Regulatory Approvals and the approval of this Agreement by SFC’s stockholders (the “SFC Stockholder Approval”), to consummate the transactions contemplated hereby. Standard Bank has full corporate power and authority to execute and deliver the Bank Plan of Merger and to consummate the Bank Merger. The execution and delivery of this Agreement by SFC and the completion by SFC of the transactions contemplated hereby, up to and including the Merger, have been duly and validly approved by the Board of

Directors of SFC. This Agreement has been duly and validly executed and delivered by SFC, and subject to SFC Stockholder Approval and receipt of the Regulatory Approvals, constitutes the valid and binding obligation of SFC, enforceable against SFC in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, and subject, as to enforceability, to general principles of equity.

(b)       Subject to compliance by AVLY with the terms and conditions of this Agreement, receipt of Regulatory Approvals (and compliance with any conditions contained therein), AVLY Shareholder Approval, and SFC Stockholder Approval,

   (i)        the execution and delivery of this Agreement by SFC,

   (ii)       the consummation of the transactions contemplated hereby, and

   (iii)      compliance by SFC with any of the terms or provisions hereof will not (i) conflict with or result in a breach of any provision of the articles of incorporation or bylaws of SFC or any SFC Subsidiary; (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to SFC or any SFC Subsidiary or any of their respective properties or assets; or (iii) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default), under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of SFC or any SFC Subsidiary under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other investment or obligation to which SFC or any SFC Subsidiary is a party, or by which they or any of their respective properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults under clause (ii) or (iii) hereof which, either individually or in the aggregate, will not have a Material Adverse Effect on SFC and the SFC Subsidiaries taken as a whole.

(c)       The SFC Stockholder Approval is the only vote of holders of any class of SFC’s capital stock necessary to adopt and approve this Agreement and the transactions contemplated hereby.

(d)       The board of directors of SFC, by resolution duly adopted by unanimous vote of the entire board of directors at a meeting duly called and held, has (i) determined that this Agreement, the Merger and the other transactions contemplated hereby are fair to and in the best interests of SFC and its stockholders and declared the Merger to be advisable, and (ii) recommended that the stockholders of SFC approve this Agreement and directed that such matter be submitted for consideration by the SFC stockholders at the SFC Stockholders Meeting.

3.5.      Consents.

Except for the Regulatory Approvals and compliance with any conditions contained therein, the filing with the SEC of the Registration Statement (including the Proxy Statement-Prospectus) and the obtaining from the SEC of such orders as may be required in connection therewith, such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of SFC Common Stock pursuant to this Agreement, AVLY Shareholder Approval, and SFC Stockholder Approval, no consents, waivers or approvals of, or filings or registrations with, any Governmental Entity or Bank Regulator are necessary, and, to SFC’s Knowledge, no consents, waivers or approvals of, or filings or registrations with, any other third parties are necessary, in connection with the execution and delivery of this Agreement by SFC and the completion by SFC of the Merger. To the Knowledge of SFC, no fact or circumstance exists, including any possible other transaction pending or under consideration by SFC or any of its Affiliates, that (a) would reasonably be expected to prevent or delay in any material respect, (i) any filings with or approvals or waivers required from the FRB, the FDIC or the PDB, or (ii) any required Regulatory Approvals or (b) would cause a Bank Regulator or Governmental Entity acting pursuant to the Bank Merger Act, the BHCA, Pennsylvania Banking Law or any other applicable law or regulation to seek to prohibit or materially delay consummation of the transactions contemplated hereby or impose a Burdensome Regulatory Condition.

3.6.      Financial Statements and Reports.

(a)       SFC has previously made available to AVLY the SFC Financial Statements. The SFC Financial Statements (i) have been prepared from, and are in accordance with, the books and records of SFC and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of SFC and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied in all material respects with applicable accounting and regulatory requirements, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of SFC and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. S.R. Snodgrass, P.C. has not resigned (or informed SFC that it intends to resign) or been dismissed as independent public accountants of SFC as a result of or in connection with any disagreements with SFC on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)       At the date of each balance sheet included in the SFC Financial Statements, SFC did not have any liabilities, obligations or loss contingencies of any nature (whether absolute, accrued, contingent or otherwise) of a type required to be reflected in such SFC Financial Statements or in the footnotes thereto which are not fully reflected or reserved against therein or fully disclosed in a footnote thereto, except for liabilities, obligations and loss contingencies which are not material individually or in the aggregate or which are incurred in the ordinary course of business, consistent with past practice, and except for liabilities, obligations and loss contingencies which are within the subject matter of a specific representation and warranty herein and subject, in the case of any unaudited statements, to normal, recurring audit adjustments and the absence of footnotes.

(c)       SFC and each SFC Subsidiary has timely filed all reports, forms, schedules, registrations, statements and other documents, together with any amendments required to be made with respect thereto, that it was required to file since December 31, 2014 with any Bank Regulator and Governmental Entity and has paid all fees and assessments due and payable in connection therewith.  The SFC Regulatory Reports, to the extent they contain financial information, have been prepared in all material respects in accordance with applicable regulatory accounting principles and practices throughout the periods covered by such statements.

(d)       The records, systems, controls, data and information of SFC and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of SFC or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on SFC. SFC (x) has implemented and maintains a system of internal control over financial reporting that is designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of its financial statements for external purposes in accordance with GAAP and to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and to maintain accountability for assets and (iii) access to assets is permitted only in accordance with management’s general or specific authorization, (y) has implemented and maintains disclosure controls and procedures to ensure that material information relating to SFC, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of SFC by others within those entities, and (z) has disclosed, based on its most recent evaluation prior to the date hereof, to SFC outside auditors and the audit committee of SFC Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect SFC ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in SFC internal control over financial reporting. These disclosures (if any) were made in writing by management to SFC’s auditors and audit committee and a copy has previously been made available to AVLY.

(e)       Since December 31, 2012, (i) neither SFC nor any SFC Subsidiary nor, to its Knowledge, any director, officer, employee, auditor, accountant or representative of SFC or any SFC Subsidiary has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of SFC or any SFC Subsidiary or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that SFC or any SFC Subsidiary has engaged in questionable accounting or auditing practices, and (ii) no attorney representing SFC or any SFC Subsidiary, whether or not employed by SFC or any SFC Subsidiary, has reported evidence of a material violation of Securities Laws, breach of fiduciary duty or similar violation by it or any of its officers, directors, employees or agents to its board of directors or any committee thereof or to any of its directors or officers.

3.7.      Taxes.

SFC and the SFC Subsidiaries are members of the same affiliated group within the meaning of Code Section 1504(a). SFC and each SFC Subsidiary has duly filed all federal, state and local tax returns required to be filed by or with respect to SFC and each SFC Subsidiary on or prior to the Closing Date, taking into account any extensions (all such returns, to SFC’s Knowledge, being accurate and correct in all material respects) and has duly paid or made provisions for the payment of all material federal, state and local taxes which have been incurred by or are due or claimed to be due from SFC and any SFC Subsidiary by any Taxing Authority or pursuant to any written tax sharing agreement on or prior to the Closing Date other than taxes or other charges which (i) are not delinquent, (ii) are being contested in good faith, or (iii) have not yet been fully determined. As of the date of this Agreement, SFC has received no written notice of, and to SFC’s Knowledge, there is no audit examination, deficiency assessment, tax investigation or refund litigation with respect to any taxes of SFC or any SFC Subsidiary, and no claim has been made by any authority in a jurisdiction where SFC or any SFC Subsidiary do not file tax returns that SFC or any such SFC Subsidiary is subject to taxation in that jurisdiction. Except as set forth in SFC Disclosure Schedule 3.7, SFC and each SFC Subsidiary have not executed an extension or waiver of any statute of limitations on the assessment or collection of any material tax due that is currently in effect. SFC and each SFC Subsidiary has withheld and paid all taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and SFC and each SFC Subsidiary, to SFC’s Knowledge, has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the Code and similar applicable state and local information reporting requirements.

3.8.      No Material Adverse Effect.

SFC and the SFC Subsidiaries, taken as a whole, have not suffered any Material Adverse Effect since December 31, 2015 and no event has occurred or circumstance arisen since that date which, in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on SFC.

3.9.      Material Contracts; Leases; Defaults.

(a)       Except as set forth in SFC Disclosure Schedule 3.9(a), neither SFC nor any SFC Subsidiary is a party to or subject to: (i) any contract, arrangement, commitment or understanding (whether written or oral) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC); (ii) any agreement which by its terms limits the payment of dividends by SFC or any SFC Subsidiary; (iii) any collective bargaining agreement with any labor union relating to employees of SFC or any SFC Subsidiary; (iv) any instrument evidencing or related to material indebtedness for borrowed money whether directly or indirectly, by way of purchase money obligation, conditional sale, lease purchase, guaranty or otherwise, in respect of which SFC or any SFC Subsidiary is an obligor to any person, which instrument evidences or relates to indebtedness other than deposits, FHLB advances, repurchase agreements, bankers’ acceptances, and “treasury tax and loan” accounts established in the ordinary course of business and transactions in “federal funds” or which contains financial covenants or other restrictions (other than those relating to the payment of principal and interest when due) which would be applicable on or after the Closing Date to SFC or any SFC Subsidiary; (v) any other agreement, written or oral, that obligates SFC or any SFC Subsidiary for the payment of more than $25,000 annually or for the payment of more than $50,000 over its remaining term, which is not terminable without cause on 60 days’ or less notice without penalty or payment; (vi) any agreement (other than this Agreement), contract, arrangement, commitment or understanding (whether written or oral) that restricts or limits in any material way the conduct of business by SFC or any SFC Subsidiary (it being understood that any non-compete, non-solicitation or similar provision shall be deemed material); or (vii) any agreement that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of SFC or its Subsidiaries. Each contract, arrangement, commitment or understanding of the type described in this Section 3.9(a) (excluding any SFC Compensation and Benefits Plan), whether or not set forth in SFC Disclosure Schedule, is referred to herein as a “SFC Contract” and neither SFC nor any of its Subsidiaries knows of, or has received notice of, any material violation of the above by any of the other parties thereto.

(b)       Each real estate lease that will require the consent of the lessor or its agent as a result of the Merger or the Bank Merger by virtue of the terms of any such lease, is listed in SFC Disclosure Schedule 3.9(b) identifying the section of the lease that contains such prohibition or restriction. Subject to any consents that may be required as a result of the transactions contemplated by this Agreement, to its Knowledge, neither SFC nor any SFC Subsidiary is in default in any material respect under any SFC Contract, lease, insurance policy or other instrument to which it is a party, by which its assets, business, or operations may be bound or affected, or under which it or its assets, business, or operations receive benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

(c)       True and correct copies of agreements, contracts, arrangements and instruments referred to in Section 3.9(a) and 3.9(b) have been made available to AVLY on or before the date hereof, are listed on SFC Disclosure Schedule 3.9(a) and are in full force and effect on the date hereof. Except as set forth in SFC Disclosure Schedule 3.9(c), no plan, contract, employment agreement, termination agreement, or similar agreement or arrangement to which SFC or any SFC Subsidiary is a party or under which SFC or any SFC Subsidiary may be liable contains provisions which permit an employee or independent contractor to terminate it without cause and continue to accrue future benefits thereunder. Except as set forth in SFC Disclosure Schedule 3.9(c), no such agreement, plan, contract, or arrangement (x) provides for acceleration in the vesting of benefits or payments due thereunder upon the occurrence of a change in ownership or control of SFC or any SFC Subsidiary or upon the occurrence of a subsequent event; or (y) requires SFC or any SFC Subsidiary to provide a benefit in the form of SFC Common Stock or determined by reference to the value of SFC Common Stock.

(d)       Except as set forth in SFC Disclosure Schedule 3.9(d), since September 30, 2014, through and including the date of this Agreement, SFC and each SFC Subsidiary has not (i) except for (A) normal increases for employees made in the ordinary course of business consistent with past practice, or (B) as required by applicable law or the terms of agreements listed on SFC Disclosure Schedule 3.13(a), increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any executive officer, employee, or director from the amount thereof in effect as of September 30, 2014 (which amounts have been previously made available to AVLY), granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay (except as required under the terms of agreements or as required or permitted under the terms of severance plans or policies listed on SFC Disclosure Schedule 3.13(a), as in effect as of the date hereof), or paid any bonus other than the customary year-end bonuses in amounts consistent with past practice, (ii) granted any options to purchase shares of SFC Common Stock, or any right to acquire any shares of its capital stock to any executive officer, director or employee, (iii)  established or increased the benefits payable under any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase or other employee benefit plan, except to the extent required by the ACA and the regulations issued thereunder, (iv) made any material election for federal or state income tax purposes, (v) made any material change in the credit policies or procedures of SFC and each SFC Subsidiary, the effect of which was or is to make any such policy or procedure less restrictive in any material respect, (vi) made any material acquisition or disposition of any assets or properties, or entered into any contract for any such acquisition or disposition other than loans and loan commitments, (vii) entered into any lease of real or personal property requiring annual payments in excess of $50,000, other than in connection with foreclosed property or in the ordinary course of business consistent with past practice, (viii) changed any accounting methods, principles or practices of SFC and each SFC Subsidiary affecting its assets, liabilities or businesses, including any reserving, renewal or residual method, practice or policy or (ix) suffered any strike, work stoppage, slow-down, or other labor disturbance.

3.10.    Ownership of Property; Insurance Coverage.

(a)       SFC and each SFC Subsidiary have good and, as to real property, marketable title to all material assets and properties owned by SFC or each SFC Subsidiary in the conduct of its businesses, whether such assets and properties are real or personal, tangible or intangible, including assets and property reflected in the balance sheet contained in the most recent SFC Financial Statements or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of in the ordinary course of business, since the date of such balance sheet), subject to no material encumbrances, liens, mortgages, security interests or pledges, except (i) those items which secure liabilities for public or statutory obligations or any discount with, borrowing from or other obligations to the FHLB of Pittsburgh, inter-bank credit facilities, reverse repurchase agreements or any transaction by SFC or a SFC Subsidiary acting in a fiduciary capacity, (ii) mechanics liens and similar liens for labor, materials, services or supplies provided for such property and incurred in the ordinary course of business for amounts not yet delinquent or which are being contested in good faith, and (iii) statutory liens for amounts not yet delinquent or which are being contested in good faith. SFC and each SFC Subsidiary, as lessee, have the right under valid and existing leases of real and personal properties used by SFC and the SFC Subsidiary in the conduct of their businesses to occupy or use all such properties as presently occupied and used by each of them.

(b)       With respect to all material agreements pursuant to which SFC or any SFC Subsidiary has purchased securities subject to an agreement to resell, if any, SFC or such SFC Subsidiary, as the case may be, has a lien or security interest (which to SFC’s Knowledge is a valid, perfected first lien) in the securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

(c)       SFC and each SFC Subsidiary currently maintain insurance considered by each of them to be reasonable for their respective operations. Neither SFC nor any SFC Subsidiary has received notice from any insurance carrier that (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs with respect to such policies of insurance will be substantially increased. There are presently no material claims pending under such policies of insurance and no notices have been given to SFC or any SFC Subsidiary under such policies. All such insurance is valid and enforceable and in full force and effect, and within the last three years SFC and each SFC Subsidiary have received each type of insurance coverage for which they have applied and during such periods have not been denied indemnification for any material claims submitted under any of their insurance policies. SFC Disclosure Schedule 3.10(c) identifies all policies of insurance maintained by SFC and each SFC Subsidiary as well as the other matters required to be disclosed under this Section 3.10(c).

3.11.    Legal Proceedings.

Except as set forth in SFC Disclosure Schedule 3.11, there is no suit, action, arbitration, investigation, or proceeding pending or, to SFC’s Knowledge, threatened against or affecting the SFC or any SFC Subsidiary (and SFC is not aware of any facts that reasonably could be expected to be the basis for any such suit, action or proceeding) (1) that involves a Governmental Entity or Bank Regulator, or (2) that, individually or in the aggregate, if determined adversely to SFC, would (A) have a Material Adverse Effect on SFC, or (B) be reasonably likely to prevent or materially delay it from performing its obligations under, or consummating the transactions contemplated by, this Agreement. There is no injunction, order, award, judgment, settlement, decree or regulatory restriction imposed upon or entered into by SFC or any SFC Subsidiary or to which its or its Subsidiary’s assets are subject.

3.12.    Compliance With Applicable Law.

(a)       To SFC’s Knowledge, each of SFC and each SFC Subsidiary is in compliance in all material respects with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it, its properties, assets and deposits, its business, and its conduct of business and their relationship with its employees, including, without limitation, the USA PATRIOT Act, the Bank Secrecy Act, the Home Mortgage Disclosure Act, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act of 1977, and all other applicable fair lending laws and other laws relating to discriminatory business practices and neither SFC nor any SFC Subsidiary has received any written notice to the contrary. The Board of Directors of SFC has adopted and SFC has implemented an anti-money laundering program that meets the requirements of Sections 352 and 326 of the USA PATRIOT Act and the regulations thereunder and has received no written notice from any Governmental Entity or Bank Regulator that such program (i) does not contain adequate and appropriate customer identification verification procedures; or (ii) has been deemed ineffective.

(b)       Each of SFC and each SFC Subsidiary has all material permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Bank Regulators and Governmental Entities that are required to permit it to own or lease its properties and to conduct its business as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the Knowledge of SFC, no suspension or cancellation of any such permit, license, certificate, order or approval is threatened or will result from the consummation of the transactions contemplated by this Agreement, subject to obtaining the receipt of Regulatory Approvals.

(c)       Except as disclosed in SFC Disclosure Schedule 3.12(c), for the period beginning January 1, 2013, neither SFC nor any SFC Subsidiary has received any written notification or, to SFC’s Knowledge, any other communication from any Bank Regulator (i) asserting that SFC or any SFC Subsidiary is not in material compliance with any of the statutes, regulations or ordinances which such Bank Regulator enforces; (ii) threatening to revoke any license, franchise, permit or governmental authorization which is material to SFC or any SFC Subsidiary; (iii) requiring or threatening to require SFC or any SFC Subsidiary, or indicating that SFC or any SFC Subsidiary may be required, to enter into a cease and desist order, agreement or memorandum of understanding or any other agreement with any federal or state governmental agency or authority which is charged with the supervision or regulation of banks or engages in the insurance of bank deposits restricting or limiting, or purporting to restrict or limit, in any material respect the operations of SFC or any SFC Subsidiary, including without limitation any restriction on the payment of dividends; or (iv) directing, restricting or limiting, or purporting to direct, restrict or limit, in any material manner the operations of SFC or any SFC Subsidiary, (any such notice, communication, memorandum, agreement or order described in this sentence is hereinafter referred to as a “Regulatory Agreement”). Neither SFC nor any SFC Subsidiary has consented to or entered into any Regulatory Agreement that is currently in effect. The most recent regulatory rating given to Standard Bank as to compliance with the CRA is “Satisfactory” or better.

3.13.    Employee Benefit Plans.

(a)       SFC Disclosure Schedule 3.13(a) includes a list of all written or unwritten, employment agreements, change in control agreements, severance agreements or arrangements, consulting agreements, existing bonus, incentive, deferred compensation, compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option, stock appreciation, phantom stock, equity compensation, severance, welfare benefit plans including welfare benefit plans within the meaning of Section 3(2) of ERISA, fringe benefit plans, employment, severance and change in control agreements and all other material benefit practices, policies and arrangements (including paid time off policies and other material benefit policies and procedures) sponsored or maintained by SFC or any SFC Subsidiary or to which SFC or any SFC Subsidiary contributes or is obligated to contribute in which any employee or former employee, consultant or former consultant or director or former director of SFC or any SFC Subsidiary participates or to which any such employee, consultant or director is a party or is otherwise entitled to receive benefits (the “SFC Compensation and Benefit Plans”). Except as set forth in SFC Disclosure Schedule 3.13(a), neither SFC nor any of its Subsidiaries has any commitment to create any additional SFC Compensation and Benefit Plan or to materially modify, change or renew any existing SFC

Compensation and Benefit Plan (any modification or change that extends the term and/or increases the cost of such plans would be deemed material), except as required to maintain the qualified status thereof. SFC has made available to AVLY true and correct copies of the SFC Compensation and Benefit Plans. Each SFC Compensation and Benefit Plan has been administered in form and in operation, in all material respects with its terms and all applicable requirements of law and no notice has been issued by any Governmental Entity questioning or challenging such compliance.

(b)       To the Knowledge of SFC, each SFC Compensation and Benefit Plan has been operated and administered in all material respects in accordance with its terms and with applicable law, including, but not limited to, ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act, COBRA, HIPAA, the ACA and any regulations or rules promulgated thereunder, and all material filings, disclosures and notices required by ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act, COBRA, HIPAA, the ACA and any other applicable law have been timely made or any interest, fines, penalties or other impositions for late filings have been paid in full. Each SFC Compensation and Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA and which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or advisory opinion letter from the IRS, and neither SFC nor any SFC Subsidiary is aware of any circumstances which are reasonably likely to result in revocation of any such letter. There is no material pending or, to the SFC’s Knowledge, threatened action, suit or claim relating to any of the SFC Compensation and Benefit Plans (other than routine claims for benefits). Neither SFC nor any SFC Subsidiary has engaged in a transaction, or omitted to take any action, with respect to any SFC Compensation and Benefit Plan that would reasonably be expected to subject SFC or any SFC Subsidiary to an unpaid tax or penalty imposed by either Chapter 43 of the Code or Sections 409 or 502 of ERISA.

(c)       No liability to any Governmental Entity, other than PBGC premiums arising in the ordinary course of business, has been or is expected by SFC or any of its Subsidiaries to be incurred with respect to any SFC Compensation and Benefit Plan which is a defined benefit plan subject to Title IV of ERISA or to a “multiple employer plan” (within the meaning of Sections 210, 4063 or 4064 of ERISA or Section 413(c) of the Code) (“SFC Defined Benefit Plan”), or with respect to any “single-employer plan” (as defined in Section 4001(a) of ERISA) currently or formerly maintained by SFC or any entity which is considered one employer with SFC under Section 4001(b)(1) of ERISA or Section 414 of the Code (an “SFC ERISA Affiliate”). Except as set forth in SFC Disclosure Schedule 3.13(c), no SFC Defined Benefit Plan had an “accumulated funding deficiency” (as defined in Section 302 of ERISA), whether or not waived, as of the last day of the end of the most recent plan year ending prior to the date hereof.

(d)       Except as set forth in SFC Disclosure Schedule 3.13(d), neither SFC nor any SFC Subsidiary maintains or has any obligation or liability (contingent, secondary or otherwise) to, based upon or arising out of, any pension or welfare plan that is (i) subject to Title IV of ERISA or the minimum funding requirements of Sections 412 or 430 of the Code or Section 302 of ERISA, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer plan” (within the meaning of Sections 210, 4063 or 4064 of ERISA or Section 413(c) of the Code), (iv) a “multiple employer welfare arrangement” (as defined in Section 3(40) of

ERISA), or (v) a “voluntary employee benefit association” (within the meaning of Section 501(c)(9) of the Code).

(e)       With respect to each SFC Compensation and Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (i) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived, and (ii) (A) the fair market value of the assets of such SFC Compensation and Benefit Plan equals or exceeds the actuarial present value of all accrued benefits under such SFC Compensation and Benefit Plan, whether or not vested, on a termination basis, (B) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (C) all premiums, if any, to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full, (D) no liability, other than for premiums to PBGC, under Title IV of ERISA has been or would reasonably be likely to be incurred by SFC or any of the SFC Subsidiaries and (E) the PBGC has not instituted proceedings to terminate any such SFC Compensation and Benefit Plan and to SFC’s Knowledge, no condition exists that makes it reasonably likely that such proceedings will be instituted or which would reasonably be likely to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, and SFC Compensation and Benefit Plan.

(f)        All contributions required to be made under the terms of any Compensation and Benefit Plan, any employee benefit arrangement to which SFC or any SFC Subsidiary is a party or a sponsor, or any employee benefit plan or arrangement of an SFC ERISA Affiliate have been timely made, and all anticipated contributions and funding obligations are accrued on SFC’s consolidated financial statements to the extent required by GAAP. SFC and its Subsidiaries have expensed and accrued as a liability the present value of future benefits under each applicable SFC Compensation and Benefit Plan for financial reporting purposes as required by GAAP. Each SFC Compensation and Benefit Plan that is an employee welfare benefit plan under Section 3(1) of ERISA is either (i) funded through an insurance company contact and is not a welfare benefits fund within the meaning of Section 419 of the IRC or (ii) is unfunded.

(g)       Except as set forth in SFC Disclosure Schedule 3.13(g), neither SFC nor any SFC Subsidiary has any obligations to provide retiree health, life insurance, disability insurance, or other retiree death benefits under any SFC Compensation and Benefit Plan, other than benefits mandated by COBRA. Except as set forth in SFC Disclosure Schedule 3.13(e), there has been no communication to employees by SFC or any SFC Subsidiary that would reasonably be expected to promise or guarantee such employees retiree health, life insurance, disability insurance, or other retiree death benefits.

(h)       Except as set forth in SFC Disclosure Schedule 3.13(h), SFC and its Subsidiaries do not maintain any SFC Compensation and Benefit Plans covering employees who are not United States residents.

(i)        Except as set forth in SFC Disclosure Schedule 3.13(i), with respect to each SFC Compensation and Benefit Plan, if applicable, SFC has provided or made available to AVLY copies of the: (A) trust instruments and insurance contracts; (B) two most recent Forms 5500 filed with the IRS; (C) two most recent actuarial report and financial statement; (D) most recent summary plan description and any underlying distribution election forms, loan documents, independent valuation, loan amortization schedules and benefit schedules, as applicable; (E) most recent determination or advisory letter issued by the IRS; (F) any Form 5310 or Form 5330 filed with the IRS within the last two years; (G) most recent nondiscrimination tests performed under ERISA and the Code (including 401(k) and 401(m) tests), if applicable; (H) all material communications with any Governmental Entity with respect to any SFC Compensation and Benefit Plan; and (I) most recent independent appraisal prepared with respect to the employer securities held by the SFC ESOP.

(j)       Except as disclosed in SFC Disclosure Schedule 3.13(j), the consummation of the Merger will not, directly or indirectly (including, without limitation, as a result of any termination of employment or service at any time prior to or following the Effective Time) (A) entitle any employee, consultant or director to any payment or benefit (including severance pay, change in control benefit, or similar compensation) or any increase in compensation, (B) entitle any employee or independent contractor to terminate any plan, agreement or arrangement without cause or good reason and continued to accrue future benefits thereunder, or result in the vesting or acceleration of any benefits under the SFC Compensation and Benefit Plan; (C) result in the vesting or acceleration of any benefits under any Compensation and Benefit Plan; or (D) result in any material increase in benefits payable under any SFC Compensation and Benefit Plan.

(k)       Except as disclosed in SFC Disclosure Schedule 3.13(k), SFC Compensation and Benefit Plans that are deferred compensation plans, programs or arrangements (within the meaning of Section 409A of the Code) have been in compliance (both written and operational) with Section 409A of the Code and the IRS regulations and guidance thereunder. All stock options and stock appreciation rights granted by SFC to any current or former employee or director have been granted with a per share exercise price or reference price at least equal to the fair market value of the underlying stock on the date the option or stock appreciation right was granted, within the meaning of Section 409A of the Code and associated guidance.

(l)        Except as disclosed in SFC Disclosure Schedule 3.13(l), the consummation of the Merger will not, directly or indirectly (including without limitation, as a result of any termination of employment or service at any time prior to or following the Effective Time), entitle any current or former employee, director or independent contractor of SFC or any SFC Subsidiary to any actual or deemed payment (or benefit) which could constitute a “parachute payment” (as such term is defined in Section 280G of the Code).

(m)      Except as disclosed in SFC Disclosure Schedule 3.13(m), there are no stock option or stock appreciation or similar rights, earned dividends or dividend equivalents, or shares of restricted stock, outstanding under any of the SFC Compensation and Benefit Plans or otherwise as of the date hereof.

(n)       SFC Disclosure Schedule 3.13(n) includes a schedule of all termination benefits and related payments that would be payable to the individuals identified thereon, under any and all employment agreements, special termination agreements, change in control agreements, severance arrangements or policies, supplemental executive retirement plans, deferred bonus plans, deferred compensation plans, salary continuation plans, or any material compensation arrangement, or other pension benefit or welfare benefit plan maintained by SFC or any SFC Subsidiary for the benefit of officers, employee or directors of SFC or any SFC Subsidiary, assuming their employment or service is terminated without cause as of December 31, 2016 and the Closing Date occurs on such date and based on the other assumptions specified in such schedule. No other individuals are entitled to benefits under any such plans.

(o)       SFC has obtained written consent for each employee or director for whom BOLI has been purchased.

3.14.    Brokers, Finders and Financial Advisors.

Neither SFC nor any SFC Subsidiary, nor any SFC Representative, has employed any broker, finder or financial advisor in connection with the transactions contemplated by this Agreement, or incurred any liability or commitment for any fees or commissions to any such person in connection with the transactions contemplated by this Agreement, except for the retention of Keefe, Bruyette & Woods, Inc. by SFC and the fee payable pursuant thereto.

3.15.    Environmental Matters.

(a)       With respect to SFC and each SFC Subsidiary:

(i)      Neither the conduct nor operation of its business nor any condition of any property currently or previously owned or operated by it (including Participation Facilities and Other Real Estate Owned) results or resulted in a violation of any Environmental Laws that is reasonably likely to impose a material liability (including a material remediation obligation) upon SFC or any SFC Subsidiary. To the Knowledge of SFC, no condition has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, is reasonably likely to result in any material liability to SFC or any SFC Subsidiary by reason of any Environmental Laws. Neither SFC nor any SFC Subsidiary during the past five years has received any written notice from any Person or Governmental Entity that SFC or any SFC Subsidiary or the operation or condition of any property ever owned or operated (including Participation Facilities), by any of them are currently in violation of or otherwise are alleged to have liability under any Environmental Laws or relating to Materials of Environmental Concern (including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any Materials of Environmental Concern at, on, beneath, or originating from any such property) for which a material liability is reasonably likely to be imposed upon SFC or any SFC Subsidiary;

(ii)       There is no suit, action, executive or administrative order, directive, or proceeding pending or, to the Knowledge of SFC threatened, before any court, governmental agency or other forum against SFC or any SFC Subsidiary (i) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (ii) relating to the presence of or release (defined herein) into the environment of any Materials of Environmental Concern (as defined herein), on a site owned, leased or operated by SFC or any SFC Subsidiary (including Participation Facilities and Other Real Estate Owned); and

(iii)      To the Knowledge of SFC, (i) there are no underground storage tanks on, in or under any properties owned or operated by SFC or any SFC Subsidiary (including Participation Facilities and Other Real Estate Owned), and (ii) no underground storage tanks have been closed or removed from any properties owned or operated by SFC or any SFC Subsidiary (including Participation Facilities and Other Real Estate Owned) except in compliance with Environmental Laws in all material respects.

(iv)      To SFC’s Knowledge, the properties currently owned or operated by SFC or any SFC Subsidiary (including, without limitation, soil, groundwater or surface water on, or under the properties, and buildings thereon) are not contaminated with and do not otherwise contain any Materials of Environmental Concern other than as permitted under applicable Environmental Law.

3.16.    Loan Portfolio and Investment Securities.

(a)       The allowance for loan losses reflected in the SFC Financial Statements as of September 30, 2015 was, and the allowance for loan losses reflected in the SFC Regulatory Reports for periods ending after September 30, 2015 will be, adequate, as of the dates thereof, under GAAP in all material respects.

(b)       Except for any individual loans with principal outstanding balances of less than $50,000, SFC Disclosure Schedule 3.16(b) sets forth a listing, as of June 30, 2016, by account, of: (i) all loans (including loan participations) of SFC or any SFC Subsidiary that have been accelerated during the past twelve months by reason of a default or adverse developments in the condition of the borrower or other events or circumstances affecting the credit of the borrower; (ii) all loan commitments or lines of credit of SFC or any SFC Subsidiary that have been terminated by SFC or any SFC Subsidiary during the past twelve months by reason of a default or adverse developments in the condition of the borrower or other events or circumstances affecting the credit of the borrower; (iii) each borrower, customer or other party which has notified SFC or any SFC Subsidiary during three years preceding the date of this Agreement, or has asserted against SFC or any SFC Subsidiary, in each case in writing, any “lender liability” or similar claim, and, to the Knowledge of SFC, each borrower, customer or other party which has given SFC or any SFC Subsidiary any oral notification of, or orally asserted to or against SFC or any SFC Subsidiary, any such claim; (iv) all loans, (A) that are contractually past due 90 days or more in the payment of principal and/or interest, (B) that are on non-accrual status, (C) that are as of the date of this Agreement classified as “substandard,” “doubtful,” “loss,” “classified,” “criticized,” “watch list” or “special mention” (or words of similar import) by SFC and any SFC Subsidiary, or any applicable Bank Regulator, (D) to the Knowledge of SFC, as to which a reasonable doubt exists as to the timely future collectability of principal and/or interest, whether or not interest is still accruing or the loans are less than 90 days past due, (E) where, during the past three years, the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, (F) where a specific reserve allocation exists in connection therewith, (G) that are required to be accounted for as a troubled debt restructuring in accordance with Statement of Financial Accounting Standards No. 15; or (H) made pursuant to an exception to policy, and (v) all assets classified by SFC or any SFC Subsidiary as real estate acquired through foreclosure or in lieu of foreclosure, including in-substance foreclosures, and all other assets currently held that were acquired through foreclosure or in lieu of foreclosure.

(c)       All loans receivable (including discounts) and accrued interest entered on the books of SFC and the SFC Subsidiaries arose out of bona fide arm’s-length transactions, were made for good and valuable consideration in the ordinary course of SFC’s or the appropriate SFC Subsidiary’s respective business, and the notes or other evidences of indebtedness with respect to such loans (including discounts) are true and genuine and are what they purport to be. Except for any individual loans with a principal outstanding balance of less than $25,000, SFC has not received written notice that any of the loans, discounts and the accrued interest reflected on the books of SFC and the SFC Subsidiaries are subject to any defenses, set-offs or counterclaims (including, without limitation, those afforded by usury or truth-in-lending laws), except as may be provided by bankruptcy, insolvency or similar laws affecting creditors’ rights generally or by general principles of equity. All such loans are owned by SFC or the appropriate SFC Subsidiary free and clear of any liens.

(d)       Each loan reflected as an asset in the SFC Financial Statements (i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and correct, (ii) to the extent secured, has been secured by valid liens and security interests which have been perfected, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles, in each case other than loans as to which the failure to satisfy the foregoing standards would not have a Material Adverse Effect on SFC.

(e)       SFC and each SFC Subsidiary have good and marketable title to all securities owned by them, free and clear of any liens, except to the extent such securities are pledged in the ordinary course of business to secure obligations of SFC or a SFC Subsidiary. Such securities are valued on the books of SFC in accordance with GAAP in all material respects. SFC and each SFC Subsidiary that owns securities employ investment, securities, risk management and other policies, practices and procedures which SFC believes are prudent and reasonable.

3.17.    Other Documents.

SFC has made available to AVLY copies of (i) its annual reports to stockholders for the years ended September 30, 2015, 2014 and 2013, and (ii) proxy materials used or for use in connection with its meetings of stockholders held in 2015, 2014 and 2013.

3.18.    Related Party Transactions.

Except as set forth in SFC Disclosure Schedule 3.18, neither SFC nor any SFC Subsidiary is a party to any transaction (including any loan or other credit accommodation) with any Affiliate of SFC or any SFC Subsidiary. Except as described in SFC Disclosure Schedule 3.18, all such transactions (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other Persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features. No loan or credit accommodation to any Affiliate of SFC or any SFC Subsidiary is presently in default or, during the three year period prior to the date of this Agreement, has been in default or has been restructured, modified or extended except for rate modifications pursuant to SFC’s loan modification policy that is applicable to all Persons. Neither SFC nor any SFC Subsidiary has been notified that principal and interest with respect to any such loan or other credit accommodation will not be paid when due or that the loan grade classification accorded such loan or credit accommodation by SFC is inappropriate.

3.19.    Deposits.

Except as set forth in SFC Disclosure Schedule 3.19, none of the deposits of SFC is a “brokered deposit” as defined in 12 C.F.R. Section 337.6(a)(2).

3.20.    Registration Obligations.

Neither SFC nor any SFC Subsidiary is under any obligation, contingent or otherwise, which will survive the Effective Time by reason of any agreement to register any transaction involving any of its securities under the Securities Act.

3.21.    Risk Management Instruments.

All material interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for SFC’s own account, or for the account of one or more of SFC’s Subsidiaries or their customers (all of which are set forth in SFC Disclosure Schedule 3.2(1), were in all material respects entered into in compliance with all applicable laws, rules, regulations and regulatory policies, and to the Knowledge of SFC and each SFC Subsidiary, with counterparties believed to be financially responsible at the time; and to SFC’s and each SFC Subsidiary’s Knowledge each of them constitutes the valid and legally binding obligation of SFC or such SFC Subsidiary, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and is in full force and effect. Neither SFC nor any SFC Subsidiary, nor, to the Knowledge of SFC, any other party thereto, is in breach of any of its obligations under any such agreement or arrangement in any material respect.

3.22.    SFC Common Stock.

The shares of SFC Common Stock to be issued pursuant to this Agreement, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable and subject to no preemptive rights.

3.23.    Intellectual Property.

SFC and each SFC Subsidiary owns or, to SFC’s Knowledge, possesses valid and binding licenses and other rights to use all patents, copyrights, trade secrets, trade names, servicemarks and trademarks used in their business, each without payment, and neither SFC nor any SFC Subsidiary has received any notice of conflict with respect thereto that asserts the rights of others. SFC and each SFC Subsidiary have performed all the obligations required to be performed, and are not in default in any respect, under any contract, agreement, arrangement or commitment relating to any of the foregoing. To the Knowledge of SFC, the conduct of the business of SFC and each SFC Subsidiary as currently conducted or proposed to be conducted does not, in any respect, infringe upon, dilute, misappropriate or otherwise violate any intellectual property owned or controlled by any third party.

3.24.    Trust Accounts.

Neither SFC nor any SFC Subsidiary has trust powers or acts as a fiduciary.

3.25.    Information Security.

Except as would reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on SFC, to the Knowledge of SFC, since January 1, 2013, no third party has gained unauthorized access to any information technology networks controlled by and material to the operation of the business of SFC and its Subsidiaries.

3.26.    Antitakeover Provisions Inapplicable; Required Vote.

The transactions contemplated by this Agreement are not subject to the requirements of any “moratorium,” “control share,” “fair price,” “affiliate transactions,” “business combination” or other antitakeover laws and regulations of any state.

The affirmative vote of a majority of the issued and outstanding shares of SFC Common Stock is required to approve this Agreement and the Merger under Maryland Law and SFC’s articles of incorporation.

ARTICLE IV

COVENANTS OF THE PARTIES

4.1.      Conduct of AVLY’s and SFC’s Business.

(a)       From the date of this Agreement to the Closing Date, AVLY and SFC and each of their respective Subsidiaries will conduct their business and engage in transactions, including extensions of credit, only in the ordinary course of business consistent with past practice and policies, except as otherwise required or contemplated by this Agreement or with the written consent of the other party. Each of AVLY and SFC will each use its best efforts, and will cause each of its Subsidiaries to use its best efforts, to (i) preserve its business organizations intact, (ii) maintain good relationships with employees, and (iii) preserve for itself the goodwill of its customers and others with whom business relationships exist. From the date hereof to the Closing Date, except as otherwise consented to or approved by the other party in writing or as permitted, required, or contemplated, by this Agreement, or as required by law, or as set forth on SFC Disclosure Schedule 4.1 or AVLY Disclosure Schedule 4.1, respectively, AVLY and SFC will not, and will not permit any Subsidiary to:

(i)        amend or change any provision of its articles of incorporation or bylaws, except as provided in or contemplated by this Agreement;

(ii)       change the number of authorized or issued shares of its capital stock or issue any shares except (A) as provided in or contemplated by this Agreement, (B) SFC may issue shares of SFC Common Stock upon the valid exercise, in accordance with the information set forth in SFC Disclosure Schedule 3.3, of presently outstanding options to acquire SFC Common Stock, and (C) AVLY may issue shares of AVLY Common Stock upon the valid exercise, in accordance with the information set forth in AVLY Disclosure Schedule 2.3, of presently outstanding options to acquire AVLY Common Stock;

(iii)      except in accordance with past practice under the SFC Benefit Plans and AVLY Benefit Plans, respectively and as specifically delineated on SFC Disclosure Schedule 4.1 and AVLY Disclosure Schedule 4.1, respectively issue or grant any option, warrant, call, commitment, subscription, Right or agreement of any character relating to its authorized or issued capital stock or any securities convertible into shares of such stock, or split, combine or reclassify any shares of capital stock, or declare, set aside or pay any dividend or other distribution in respect of capital stock, or redeem or otherwise acquire any shares of capital stock, except in accordance with past practice. Provided however, in accordance with applicable law, (a) SFC may continue to declare and pay its regular quarterly cash dividend of $0.11 per share of outstanding SFC Common Stock, and (b) AVLY may continue to declare and pay (i) its regular quarterly cash dividend of $0.46 per share of outstanding AVLY Common Stock and (ii) its regular stock dividend calculated in accordance with past practice;

(iv)      grant any severance or termination pay to, or, enter into any new or amend any existing employment agreement with any employee, officer, or director, except in accordance with this Agreement and the transactions contemplated therein or applicable law, as set forth in SFC Disclosure Schedule 4.1 or AVLY Disclosure Schedule 4.1, respectively;

(v)       except as set forth in SFC Disclosure Schedule 4.1 and AVLY Disclosure Schedule 4.1, increase the compensation of, any employee, officer or director provided, however, (A) each party may pay salary increases consistent with past practice in such amounts not in excess of three percent (3%) in the aggregate for all employees, officers and directors, (B) each party may pay retention bonuses to such employees whose services are desired in connection with transition activities in an amount to be jointly determined by SFC and AVLY, and (C) each party may pay their annual bonuses prior to Closing in accordance with their customary and normal practices, but in no event to exceed the aggregate and individual amounts paid for the year 2015 by five percent (5%); notwithstanding the previous phrase, each party may pay bonuses and compensation set forth in their respective Disclosure Schedule 4.1 and each party may pay newly hired employees consistent with past practices and neither event shall be allocated to the limitations set forth in this subparagraph (v);

(vi)      merge or consolidate any Subsidiary with any other corporation; sell or lease all or any substantial portion of the assets or business; make any acquisition of all or any substantial portion of the business or assets of any other person, firm, association, corporation or business organization other than in connection with the collection of any loan or credit arrangement; enter into a purchase and assumption transaction with respect to deposits and liabilities; permit the revocation or surrender by any Subsidiary of its certificate of authority to maintain, or file an application for the relocation of, any existing branch office;

(vii)     except as set forth in SFC Disclosure Schedule 4.1 or AVLY Disclosure Schedule 4.1, sell or otherwise dispose of any capital stock;

(viii)    make any sale, assignment, transfer, pledge, hypothecation or other disposition of, or incurrence of any lien with respect to, any assets having a book or market value, whichever is greater, in the aggregate in excess of $100,000, other than pledges of assets to secure Federal Home Loan Bank advances, customer repurchase agreements, or government deposits, sales of assets received in satisfaction of debts previously contracted in the normal course of business, or sale of any security for its investment portfolio, in each case, in the ordinary course of business and consistent with past practice;

(ix)      take any action which would result in any of its representations and warranties set forth in this Agreement becoming untrue except as otherwise contemplated or permitted by this Agreement, or in any of the conditions set forth in Article V hereof not being satisfied, except in each case as may be required by applicable law;

(x)       change any method, practice or principle of accounting or Tax accounting, except as may be required from time to time by GAAP or any Governmental Entity;

(xi)       waive, release, grant or transfer any rights of value or modify or change in any material respect any existing material agreement to which it or any Subsidiary is a party, other than in the ordinary course of business consistent with past practice or as contemplated by this Agreement;

(xii)     implement any pension, retirement, profit sharing, bonus, welfare benefit or similar plan or arrangement that was not in effect on the date of this Agreement, or, materially amend any existing plan or arrangement, except in accordance with this Agreement or applicable law or as set forth in SFC Disclosure Schedule 4.1 or AVLY Disclosure Schedule 4.1, respectively.

(xiii)     purchase any security for its investment portfolio other than in the ordinary course of business and consistent with past practice;

(xiv)    amend or otherwise modify the underwriting and other lending guidelines and policies in effect as of the date hereof or otherwise fail to conduct its lending activities in the ordinary course of business consistent with past practice;

(xv)     enter into, renew, extend or modify any other transaction with any Affiliate, except in the ordinary course of business and which are in compliance with the requirements of applicable laws and regulations;

(xvi)    change deposit or loan rates other than in the ordinary course of business consistent with past practice;

(xvii)   enter into any interest rate swap, floor or cap or similar commitment, agreement or arrangement, except in the ordinary course of business consistent with past practice;

(xviii)  except for the execution of this Agreement or as contemplated by this Agreement, take any action that would give rise to a right of a continuing payment to any individual under any agreement;

(xix)     take any action or knowingly fail to take any action, which action or failure to act could reasonably be expected to preclude the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the IRC;

(xx)      make, change or revoke any material Tax election or enter into any material agreement or arrangement with respect to Taxes except as set forth in AVLY Disclosure Schedule 4.1; or

(xxi)     agree to do any of the foregoing.

4.2.      Access; Confidentiality.

(a)       From the date of this Agreement through the Closing Date, AVLY or SFC, as the case may be, shall afford to, and shall cause each AVLY Subsidiary or SFC Subsidiary to afford to, the other party and its authorized agents and representatives, reasonable access to their respective properties, assets, books and records and personnel, at reasonable hours and after reasonable notice; and the officers of AVLY and SFC will furnish any person making such investigation on behalf of the other party with such financial and operating data and other information with respect to the businesses, properties, assets, books and records and personnel as the person making such investigation shall from time to time reasonably request.

(b)       AVLY and SFC each agree to conduct such investigation and discussions hereunder in a manner so as not to interfere unreasonably with normal operations and customer and employee relationships of the other party. Neither party shall be required to provide access to or disclose information where such access or disclosure would violate or prejudice the rights of customers, jeopardize any attorney-client privilege or similar privilege with respect to such information or contravene any law, rule, regulation, decree, order, fiduciary duty or agreement entered into prior to the date hereof.

(c)       Except as specifically set forth herein, AVLY and SFC mutually agree to be bound by the terms of the Confidentiality Agreements previously executed by the parties hereto, which Confidentiality Agreements are hereby incorporated herein by reference. The parties hereto agree that such Confidentiality Agreements shall continue in accordance with their terms, notwithstanding any termination of this Agreement.

4.3.      Regulatory Matters and Consents.

(a)       For the purposes of (x) registering SFC Common Stock to be offered to holders of AVLY Common Stock in connection with the Merger with the SEC under the Securities Act and (y) soliciting proxies for use at the respective stockholder meetings, SFC shall prepare the Registration Statement, AVLY and SFC shall jointly draft and prepare a joint proxy statement of AVLY and SFC and prospectus of SFC satisfying all applicable requirements of applicable state securities and banking laws, and of the Securities Act and the Exchange Act (such joint proxy statement/prospectus in the form mailed to the shareholders of AVLY and SFC, together with any and all amendments or supplements thereto, being herein referred to as the “Proxy Statement-Prospectus”). The parties shall use their reasonable best efforts to file the Registration Statement, including the Proxy Statement-Prospectus, with the SEC within forty-five (45) days after the date hereof. Each of AVLY and SFC shall use their reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and each of AVLY and SFC shall thereafter promptly mail the Proxy Statement-Prospectus to their respective shareholders. AVLY and SFC shall use commercially reasonable efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and each party shall furnish all information concerning itself and the holders of its common stock as may be reasonably requested in connection with any such action.

(b)       Each party shall provide the other with any information concerning itself that the other may reasonably request in connection with the drafting and preparation of the Proxy Statement-Prospectus, and each party shall notify the other promptly of the receipt of any comments of the SEC with respect to the Proxy Statement-Prospectus and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall provide to the other promptly copies of all correspondence between such party or any of their representatives and the SEC. No filing of the Registration Statement, including any amendment thereto shall be made without the parties each having the opportunity to review, comment on and revise the Registration Statement. Each of AVLY and SFC agrees to use all reasonable best efforts, after consultation with the other party hereto, to respond promptly to all such comments of and requests by the SEC and to cause the Proxy Statement-Prospectus and all required amendments and supplements thereto to be mailed to the holders of AVLY Common Stock and SFC Common Stock entitled to vote at the Meetings at the earliest practicable time.

(c)       Each of AVLY and SFC shall promptly notify the other party if at any time it becomes aware that the Proxy Statement-Prospectus or the Registration Statement contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. In such event, the parties shall cooperate in the preparation of a supplement or amendment to such Proxy Statement-Prospectus that corrects such misstatement or omission, and SFC shall file an amended Registration Statement with the SEC, and the parties shall mail an amended Proxy Statement-Prospectus to their respective shareholders.

(d)       In addition to, and not by way of limitation of, the covenants of the parties set forth in this Section 4.3, the parties shall cooperate with each other and use their respective reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, publications and filings (the “Regulatory Materials”), to obtain as promptly as practicable all permits, consents, approvals and authorizations of all Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities. AVLY and SFC shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the confidentiality of information, all the information relating to AVLY or SFC, as the case may be, that appears in any filing made with, or written materials submitted to, any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties shall act reasonably and as promptly as practicable. The parties shall consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement.

(e)       Notwithstanding anything to the contrary in Section 4.3(d), in no event shall AVLY or SFC be required to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining any necessary permits, consents, approvals and authorizations of any Governmental Entities, that would reasonably be expected to have a Material Adverse Effect on AVLY, SFC or the Surviving Corporation.

(f)        AVLY and SFC will use their reasonable best efforts to ensure that the information relating to AVLY and SFC that is provided by AVLY and SFC, as applicable, for inclusion in the Proxy Statement-Prospectus or in any Regulatory Materials will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.

4.4.      Taking of Necessary Action.

SFC and AVLY shall each use its reasonable best efforts in good faith, and each of them shall cause its Subsidiaries to use their reasonable best efforts in good faith, to take or cause to be taken all action necessary or desirable on its part so as to permit completion of the Merger as soon as practicable after the date hereof, including, without limitation, (i) obtaining the consent or approval of each individual, partnership, corporation, association or other business or professional entity whose consent or approval is required or desirable for consummation of the transactions contemplated hereby (including assignment of leases without any change in terms), provided that neither party or its Subsidiaries shall agree to make any payments or modifications to agreements in connection therewith without the prior written consent of the other party, and (ii) requesting the delivery of appropriate opinions, consents and letters from its counsel and independent auditors. No party hereto shall take, or cause, or to the best of its ability permit to be taken, any action that would substantially impair the prospects of completing the Merger pursuant to this Agreement.

4.5.      Indemnification; Insurance.

(a)       Indemnification. In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, in which any person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer or employee of either party or any of their respective Subsidiaries (the “Indemnified Parties”) is, or is threatened to be, made a party to a suit based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he or she is or was a director, officer or employee of either party, any of their respective Subsidiaries or any of their respective predecessors or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and to (and if after the Effective Time, the Surviving Corporation shall use its best efforts to) defend against and respond thereto to the maximum extent permitted by the BCL and the articles of incorporation and bylaws of such party. On or after the Effective Time, the Surviving Corporation shall indemnify, defend and hold harmless all prior and then-existing directors, officers, and employees of SFC, AVLY, SFC Subsidiaries and AVLY Subsidiaries, against (i) all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement (with the prior approval of SFC) of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer or employee of SFC or AVLY or any SFC Subsidiaries or AVLY Subsidiaries, whether pertaining to any matter existing or occurring at or prior to the Effective Time and whether asserted or claimed prior to, or at or after, the Effective Time (“Indemnified Liabilities”) and (ii) all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to this Agreement or the transactions contemplated hereby, to the same extent as such officer, director or employee may be indemnified by SFC or SFC Subsidiaries, as the case may be, as of the date hereof including the right to advancement of expenses, provided, however, that any such officer, director or employee may not be indemnified by SFC if such indemnification is prohibited by applicable law, including but not limited to 12 C.F.R. Part 359.

(b)       Insurance. The Surviving Corporation shall maintain directors’ and officers’ liability insurance policies providing coverage amounts not less than the coverage amounts provided under the AVLY directors’ and officers’ liability insurance policy and on terms generally no less favorable. Such policy shall cover persons who are currently covered by the AVLY insurance policies for a period of six (6) years after the Effective Time; provided, however, that the Surviving Corporation shall not be obligated to make annual premium payments for such six (6) year period which exceed 200% of the annual premium payment as of most recent renewal, under AVLY’s current policy in effect as of the date of this Agreement (the “Maximum Amount”). If the amount of the premiums necessary to procure such insurance coverage exceeds the Maximum Amount, the Surviving Corporation shall use its reasonable best efforts to maintain the most advantageous policies of directors’ and officers’ liability insurance obtainable for a premium equal to the Maximum Amount.

The Surviving Corporation shall maintain directors’ and officers’ liability insurance policies for all directors of the Surviving Corporation and obtain Side A Coverage for all directors of the Surviving Corporation, with coverage in amounts not less than 130% of AVLY Directors’ current coverage, respectively, and on terms no less favorable than the AVLY

Directors currently enjoy under the AVLY policies in effect as of the date hereof, unless otherwise approved by 75% of the board of directors of the Surviving Corporation.

(c)       Assumption. In the event that at or after the Effective Time, the Surviving Corporation or any of its respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case the Surviving Corporation shall cause and the successors and assigns of such entity shall assume the obligations set forth in this Section 4.5.

4.6.      No Other Bids and Related Matters.

So long as this Agreement remains in effect, AVLY and SFC shall not and shall not authorize or permit any of its directors, officers, employees or agents, to directly or indirectly (i) solicit, initiate or encourage any inquiries relating to, or the making of any proposal which relates to, an Acquisition Proposal, (ii) recommend or endorse an Acquisition Proposal, (iii) participate in any discussions or negotiations regarding an Acquisition Proposal, (iv) provide any third party (other than the other party to this Agreement or an Affiliate of such party) with any nonpublic information in connection with any inquiry or proposal relating to an Acquisition Proposal or (v) enter into an agreement with any other party with respect to an Acquisition Proposal. AVLY and SFC will immediately cease and cause to be terminated any existing activities, discussions or negotiations previously conducted with any parties other than AVLY and SFC hereto with respect to any of the foregoing, and will take all actions necessary or advisable to inform the appropriate individuals or entities referred to in this sentence of the obligations undertaken in this Section 4.6. AVLY and SFC will notify each other orally (within one day) and in writing (as promptly as practicable) if any inquiries or proposals relating to an Acquisition Proposal are received or any such negotiations or discussions are sought to be initiated or continued. Notwithstanding the foregoing, the board of directors of AVLY or SFC may respond to, in a manner it deems appropriate, recommend or endorse, participate in any discussions, provide any third party with nonpublic information, or enter into an agreement regarding, unsolicited inquiries relating to an Acquisition Proposal, in each case, if the respective board of directors shall have determined, in good faith after consultation with its legal and financial advisors, that the failure to do so may constitute a breach of their fiduciary duties. Nothing contained in this Agreement shall prevent AVLY and SFC, and their respective Boards of Directors, from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal; provided, that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement.

4.7.      Duty to Advise; Duty to Update Disclosure Schedule.

Each of AVLY and SFC shall promptly advise the other party of any change or event having or reasonably likely to have a Material Adverse Effect on it or which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants set forth herein. AVLY and SFC shall update its Disclosure Schedule as promptly as practicable after the occurrence of any event or fact which, if such event or fact had occurred prior to the date of this Agreement, would have been disclosed in such Disclosure Schedule. The delivery of such updated Disclosure Schedule shall not relieve either party from liability for any breach or violation of this Agreement and shall not have any effect for the purposes of determining the satisfaction of the condition set forth in Sections 5.1(c) or 5.2(c).

4.8.      Current Information.

During the period from the date of this Agreement to the Effective Time, AVLY and SFC shall, cause one or more of its designated representatives to confer on a weekly or such other basis as mutually determined, regarding their respective representatives of each other regarding its financial condition, operations and business and matters relating to the completion of the transactions contemplated hereby.

4.9.      Phase I Environmental Audit.

AVLY and SFC shall permit SFC or AVLY, and to the extent such party so elects, at its own expense, to cause a “Phase I Environmental Audit” to be performed at any physical location owned or occupied by the other party or any of its Subsidiaries on the date hereof.

4.10.    Shareholders Meetings.

(a)       AVLY and SFC shall promptly take all action necessary to properly call, convene and hold a special meeting of its shareholders as soon as practicable after the date hereof to consider and vote upon a proposal to approve and adopt this Agreement and the transactions contemplated hereby. The board of directors of AVLY and the board of directors of SFC will recommend that the shareholders of AVLY and SFC, respectively, approve and adopt this Agreement and the transactions contemplated hereby and not withdraw, modify or change in any manner adverse to the other party hereto such favorable recommendation; provided, however, that the board of directors of AVLY or SFC may withdraw, modify or qualify such recommendation if it shall have determined, in good faith after consultation with its legal and financial advisers, that the failure to do so may constitute a breach of its fiduciary duties and, in such event, may communicate the basis for its withdrawn, modified or qualified recommendation to its shareholders in the Joint Proxy Statement-Prospectus or an appropriate amendment or supplement thereto to the extent required by law.

(b)       Each of AVLY and SFC may postpone or adjourn its respective shareholders meeting to the extent it reasonably believe is necessary to ensure than any supplement or amendment to the Joint Proxy Statement-Prospectus is provided sufficiently in advance of a shareholder vote on this Agreement and the Merger, including, without limitation, in connection with any amendment of the Joint Proxy Statement-Prospectus contemplated by Section 4.3.

4.11.    Public Announcements.

Each of AVLY and SFC shall cooperate and shall cause its respective officers, directors, employees and agents to cooperate in good faith, consistent with their respective legal obligations, in the preparation and distribution of, and agree upon the form, substance and timing of, any press release related to this Agreement and the transactions contemplated hereby, and any other public disclosures related thereto, including without limitation, communications to shareholders and internal announcements and customer disclosures, but nothing contained herein shall prohibit either party from making any disclosure which its counsel deems necessary under applicable law, or either party from making any disclosure necessary to fulfill its obligations under the Exchange Act.

4.12.    Maintenance of Insurance.

From the date hereof until the Effective Time, AVLY and SFC shall maintain, and cause their respective Subsidiaries to maintain, insurance in such amounts as are reasonable to cover such risks as are customary in relation to the character and location of its properties and the nature of its business.

4.13.    Maintenance of Books and Records.

From the date hereof until the Effective Time, each of AVLY and SFC shall maintain, and cause their respective Subsidiaries to maintain, books of account and records in accordance with GAAP applied on a basis consistent with those principles used in preparing the financial statements heretofore delivered in accordance with this Agreement.

4.14.    Taxes.

AVLY and SFC shall file, or cause to be filed, all federal, state, and local Tax Returns required to be filed by them or their respective Subsidiaries on or before the date such returns are due (including any extensions) and shall pay or cause to be paid all Taxes shown to be due on such Tax Returns on or before the date such payment is due. All agreements or arrangements the principal purpose of which is Tax sharing or allocation among SFC and its Subsidiaries or among AVLY and its Subsidiaries, shall be terminated as of the Effective Time.

4.15.    Employee Benefits.

(a)       SFC and AVLY shall, before or promptly after the Effective Time, review all benefit plans of AVB and Standard Bank in order to establish the benefit plans to be made available to Standard Bank and AVB employees after the Effective Time (“Benefit Plans”). SFC’s and AVLY’s review shall take into consideration benefits that were provided to employees under the Standard Bank and AVB Benefit Plans and benefits provided by peer institutions in the establishment of the new, amended, and/or continued benefit plans provided by SFC or its Subsidiaries to employees after the Effective Time. SFC or its Subsidiaries shall: (1) provide its employees credit for all years of service with SFC or AVLY or any of their Subsidiaries and predecessors, as the case may be, prior to the Effective Time for the purpose of eligibility and vesting and provide employees credit for all years of service for benefit accrual for the AVLY or SFC Benefit Plans; (2) cause any and all pre-existing condition limitations (to the extent such limitations did not apply to a pre-existing condition under Benefit Plans prior to the Effective Time) and eligibility waiting periods under group health plans to be waived with respect to their employees who remain as employees of SFC or its Subsidiaries (and their eligible dependents) after the Effective Time; and (3) cause to be credited any deductibles incurred by Standard Bank or AVB employees and their beneficiaries and dependents during the portion of the calendar year prior to their participation in the Benefit Plans after the Effective Time with the objective that there be no double counting during the year in which the Effective Time occurs of such deductible. SFC and AVLY and their Subsidiaries agree to honor, or to cause to be honored, in accordance with their terms, all vested or accrued benefit obligations to, and contractual rights of their current and former employees, including, without limitation, any benefits or rights arising as a result of the transactions contemplated by this Agreement (either alone or in combination with any other event) subject to the provisions of Section 4.15(b) of this Agreement. The foregoing service recognition shall not apply to: (i) the extent it would result in the duplication of benefits for the same period of service; (ii) any AVLY or SFC Benefit Plan that provides retiree welfare benefits; or (iii) any AVLY or SFC Benefit Plan that is a frozen plan or provides grandfathered benefits. In order to accomplish the foregoing, SFC or its Subsidiary and AVLY or its Subsidiary may amend, freeze, merge or terminate any Benefit Plan of Standard Bank, SFC, AVLY, or AVB respectively.

(b)       SFC and AVLY shall honor the contractual terms of all employment, consulting, change in control, severance and deferred compensation agreements, if any, listed on AVLY Disclosure Schedule 4.15 (collectively, the “AVLY Non-Qualified Agreements”), except to the extent any such agreement is superseded or terminated as of, or following, the Effective Time with the written consent of the affected parties. The estimated amounts payable under the AVLY Non-Qualified Agreements are set forth in the AVLY Benefits Schedule. AVLY and SFC shall, prior to the Effective Time, obtain from each of the individuals covered by an employment agreement or change of control agreement as identified in AVLY Disclosure Schedule 4.15and SFC Disclosure Schedule 4.15, either: (i) a settlement agreement, setting forth the method in which his or her rights under the specified agreement will be settled in the event such individuals employment will terminate at the Effective Time; or (ii) for individuals that will continue employment following the Effective Time, an amendment to each employment agreement and change of control agreement to provide that the Merger and Bank Merger will not constitute a Change of Control, as such term is defined in the employment and change of control agreements, and that the individual will not be entitled to payments or benefits as a result of the Merger and Bank Merger (including, as a result of a new title or position immediately following the Closing Date), unless such individual is terminated within two (2) years of the Effective Date of this Agreement.

(c)       This Section 4.15 shall inure to the benefit of and be binding upon the parties hereto and their respective successors, assigns, executors and legal representatives. Nothing in this Section 4.15, express or implied shall require SFC to maintain any specific Benefit Plan or to guarantee employment of any employee for any period of time after the Effective Time.

4.16.    Affiliate Letters.

AVLY shall use its best efforts to cause each person who may be deemed to be an Affiliate of SFC, to execute and deliver to SFC as soon as practicable after the date of this Agreement an affiliate’s letter.

4.17.    Severance Pay.

SFC shall and shall cause each of its Subsidiaries to use its best efforts to continue the employment of all current employees in positions that will contribute to the successful performance of the combined organization. Provided such employee executes a release in a form provided by SFC or AVLY, SFC or the Surviving Corporation as applicable agrees to and agrees to cause SFC’s Subsidiaries to provide severance pay, as set forth below, to any full-time, active employee of SFC or any SFC Subsidiary or of AVLY or any AVLY Subsidiary whose employment is terminated prior to or within one (1) year after the Effective Time as a result of the transaction contemplated herein if (i) such employee’s position is eliminated, (ii) such employee is not offered a job with at least the same pay, or (iii) such employee is required to commute thirty (30) miles more than the employee’s present commute with AVB or any Subsidiary of the Surviving Corporation, excluding any employee (a) who is being paid under an existing employment or change in control agreement or (b) whose employment is terminated for cause, or (c) who voluntarily leaves employment with SFC, Standard Bank, AVLY or AVB prior to or subsequent to the Effective Time. The severance pay to be provided by SFC or the Surviving Corporation as applicable under this subsection shall equal two (2) weeks’ pay for each full year of continuous service with a minimum severance benefit of four (4) weeks’ pay and a maximum severance benefit of twenty-six (26) weeks’ pay. Terminated employees will have the right to continue coverage under the respective group health plan in accordance with IRC 4980B. Employees of AVLY, SFC, and their respective Subsidiaries shall not be deemed third party beneficiaries of the commitments set forth in this Section 4.17. Notwithstanding the previous provisions, in no event will an employee receive severance under this paragraph and the Standard Bank Severance Plan.

4.18.    Conduct of the Parties.

From the date hereof to the Closing Date, except as otherwise consented to or approved by the other party in writing or as permitted or required by this Agreement, AVLY and SFC will not take any action that would preclude the Merger from qualifying as a reorganization within the meaning of Section 368 of the IRC.

4.19.    Dividends.

After the date of this Agreement and prior to the Effective Time, each of AVLY and SFC shall coordinate with the other with respect to the declaration of any regular quarterly dividends in respect of AVLY Common Stock and SFC Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties that holders of AVLY Common Stock shall not receive two dividends, or fail to receive one dividend, for any quarter with respect to their shares of AVLY Common Stock and any shares of SFC Common Stock any such holder receives in exchange therefor in the Merger.

4.20.    Post Closing Dividends. For two (2) years after the Effective Time, the Surviving Corporation shall continue to pay a quarterly cash dividend in an amount no less than $ 0.221 per share, provided sufficient funds are legally available therefore and that SFC and its Subsidiary bank remains “well-capitalized” in accordance with applicable regulatory guidelines, unless the board of directors of the Surviving Corporation determines otherwise in accordance with their fiduciary duties upon the approval of at least 75% of the directors. Upon the second anniversary date of the Effective Time and for three (3) years thereafter, the Surviving Corporation shall continue to pay a quarterly cash dividend in an amount no less than $ 0.221 per share, provided sufficient funds are legally available therefore and that SFC and its Subsidiary bank remains “well-capitalized” in accordance with applicable regulatory guidelines, unless the board of directors of the Surviving Corporation determines otherwise in accordance with their fiduciary duties upon the approval of at least 66 2/3% of the directors.

4.21.    Corporate Name.

For three (3) years after the Effective Time, Standard Financial Corp. shall not change the corporate name from “Standard AVB Financial Corp.” unless the board of directors of Surviving Corporation shall determine otherwise upon approval of at least 75% of the directors.

4.22.    Bank Name.

For three (3) years after the Effective Time, the surviving bank under the Bank Plan of Merger shall be named Standard Bank and shall not change its name unless the board of directors of Surviving Corporation and its Surviving Subsidiary Bank shall determine otherwise upon approval of at least 75% of the directors of each entity.

4.23.    Headquarters.

The headquarters of the Surviving Corporation and the Surviving Subsidiary Bank will be located at 2640 Monroeville Boulevard, Monroeville, Pennsylvania.

4.24.    Post-Closing Corporate Governance, Board Member Nomination

Prior to the execution of this Agreement, the Board of Directors of SFC shall adopt a Nominating and Corporate Governance Committee Charter for the Surviving Corporation which is attached as Exhibit 9 and incorporated herein by reference, which shall remain in force and effective as of the Effective Time. This Charter will specify the requirements and qualifications of prospective Board members and nominees and may only be amended upon the approval of 75% of the members of the Board of Directors of the Surviving Corporation.

4.25    Dividend Reinvestment Plan.

Prior to the Effective Time, AVLY shall take all such necessary action to suspend the acceptance of dividends and other contributions of participants in its dividend reinvestment plan (“DRIP”), terminate the DRIP and distribute all shares of AVLY Common Stock and the value of all cash held in participant’s plan accounts in accordance with the terms of the DRIP. Prior to the Effective Time AVLY shall take all such necessary action to suspend the acceptance of dividends and other contributions of participants in its DRIP until the Effective Time.

ARTICLE V

CONDITIONS

5.1.      Conditions to AVLY’s Obligations under this Agreement.

The obligations of AVLY hereunder shall be subject to satisfaction at or prior to the Closing Date of each of the following conditions, unless waived by AVLY pursuant to Section 7.3 hereof:

(a)       Approval by AVLY’s and SFC’s Shareholders. This Agreement shall have been approved and adopted by the shareholders of AVLY and SFC by such vote as is required by the BCL and MGCL, respectively, and their respective articles of incorporation and bylaws.

(b)       Representations and Warranties. The representations and warranties of SFC set forth in this Agreement shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except as to any representation or warranty where the breach of the representation or warranty would not, either individually or in the aggregate, constitute a Material Adverse Effect on SFC. AVLY shall have received a certificate signed on behalf of SFC by the Chief Executive Officer and Chief Financial Officer of SFC to the foregoing effect.

(c)       Performance of Obligations of SFC. SFC shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and AVLY shall have received a certificate signed on behalf of SFC by the Chief Executive Officer and the Chief Financial Officer of SFC to the foregoing effect.

(d)       Approvals of Governmental Entities. Procurement by AVLY and SFC of all requisite approvals and consents of all Governmental Entities and the expiration of the statutory waiting period or periods relating thereto for all requisite approvals and consents for the transactions contemplated hereby remain in full force and effect, and no such approval or consent shall have imposed any condition, restriction, or requirement which the board of directors of AVLY determines in good faith would individually or in the aggregate materially and adversely affect the economic or business benefits to AVLY of the transactions contemplated hereby, the business or financial conditions of AVLY on a consolidated basis, or the business presently operated by or projected to be operated by, AVLY, SFC, AVB, Standard Bank, or any other SFC or AVLY Subsidiary (“any of which a Burdensome Regulatory Condition”).

(e)       No Injunction. There shall not be in effect any order, decree or injunction of a court of competent jurisdiction which enjoins or prohibits consummation of the transactions contemplated hereby. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal the completion of either of the transactions contemplated hereby.

(f)        Registration Statement. The Registration Statement shall be effective under the Securities Act, and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings shall be pending or threatened by the SEC to suspend the effectiveness of the Registration Statement and all approvals deemed necessary by AVLY’s counsel from state securities or “blue sky” authorities with respect to the transactions contemplated by this Agreement shall have been obtained.

(g)       Tax Opinion. AVLY shall have received an opinion of Bybel Rutledge LLP, counsel to AVLY, dated as of the Closing Date, substantially to the effect that on the basis of facts, representations and assumptions set forth in such opinion the Merger will be treated as reorganization within the meaning of Section 368(a) of the IRC. In rendering its opinion, such counsel may require and rely upon customary representations contained in certificates of officers of AVLY, SFC and their respective Subsidiaries, reasonably satisfactory in form and substance to such counsel.

(h)       Third Party Consents. AVLY and AVB shall have received all consents and authorizations of landlords and other persons that are necessary to permit the Merger to be consummated without the violation of any lease or other material agreement to which SFC or Standard Bank is a party or by which any of its properties are bound.

(i)        Articles of Incorporation and Bylaws. SFCs’ stockholders shall have approved and adopted the amended and restated articles of incorporation in the form attached as Exhibit 5 to and the amended and restated articles of incorporation shall have been filed with the MSOS no later than the Effective Time. The Amended and Restated Bylaws shall have been approved and adopted as required to be effective at the Effective Time.

(j)        No Material Adverse Change. No change in the business, property, assets (including loan portfolios), liabilities (whether absolute, contingent, or otherwise), operations, business prospects, liquidity, income or financial condition of SFC or the SFC Subsidiaries shall have occurred since the date of this Agreement, which has had or would reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect.

5.2.      Conditions to SFC’s Obligations under this Agreement.

The obligations of SFC hereunder shall be subject to satisfaction at or prior to the Closing Date of each of the following conditions, unless waived by SFC pursuant to Section 7.3 hereof:

(a)       Approval by AVLY’s and SFC’s Shareholders. This Agreement shall have been approved and adopted by the shareholders of AVLY and SFC by such vote as is required by the BCL and MGCL, respectively, and their respective articles of incorporation and bylaws.

(b)       Representations and Warranties. The representations and warranties of AVLY set forth in this Agreement shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except as to any representation or warranty where the breach of the representation or warranty would not, either individually or in the aggregate, constitute a Material Adverse Effect on AVLY. SFC shall have received a certificate signed on behalf of AVLY by the Chief Executive Officer and Chief Financial Officer of AVLY to the foregoing effect.

(c)       Performance of Obligations of AVLY. AVLY shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and SFC shall have received a certificate signed on behalf of AVLY by the Chief Executive Officer and the Chief Financial Officer of AVLY to the foregoing effect.

(d)       Approvals of Governmental Entities. Procurement by SFC and AVLY of all requisite approvals and consents of all Governmental Entities and the expiration of the statutory waiting period or periods relating thereto for the transactions contemplated hereby; all requisite approvals and consents for the transactions contemplated hereby remain in full force and effect; and no such approval or consent shall have imposed any condition, restriction, or requirement which the board of directors of SFC determines in good faith would individually or in the aggregate materially and adversely affect the economic or business benefits to SFC of the transactions contemplated hereby, the business or financial conditions of SFC on a consolidated basis, or the business presently operated by or projected to be operated by SFC, AVLY, Standard Bank, AVB and any other SFC or AVLY Subsidiary. Specifically, no approval shall have limited, restricted or not permitted the payment or the ability of SFC to pay the quarterly cash dividend per share after the Effective Time in an amount, time, duration, frequency or means contemplated under Section 4.20 of this Agreement.

(e)       No Injunction. There shall not be in effect any order, decree or injunction of a court or of competent jurisdiction which enjoins or prohibits consummation of the transactions contemplated hereby. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal the completion of either of the transactions contemplated hereby.

(f)        Registration Statement. The Registration Statement and no stop order suspending the effectiveness of the Registration Statement shall have been issued and shall be effective under the applicable federal and state securities laws, and no proceedings shall be pending or threatened by the SEC to suspend the effectiveness of the Registration Statement or to prohibit the issuance of SFC Common Stock to AVLY shareholders; and all approvals deemed necessary by SFC’s counsel from state securities or “blue sky” authorities with respect to the transactions contemplated by this Agreement shall have been obtained.

(g)       Tax Opinion. SFC shall have received an opinion of Luse Gorman, PC, special counsel to SFC, dated as of the Closing Date, substantially to the effect that on the basis of facts, representations and assumptions set forth in such opinion the Merger will be treated as reorganization within the meaning of Section 368(a) of the IRC. In rendering its opinion, such counsel or firm may require and rely upon customary representations contained in certificates of officers of AVLY, SFC and their respective Subsidiaries, reasonably satisfactory in form and substance to such counsel.

(h)       Third Party Consents. SFC and Standard Bank shall have received all consents and authorizations of landlords and other persons that are necessary to permit the Merger to be consummated without the violation of any lease or other material agreement to which AVLY or AVB is a party or by which any of its properties are bound.

(i)        Dissenting Shares. No more than ten (10) percent of the issued and outstanding shares of AVLY shall be Dissenting Shares.

(j)        No Material Adverse Change. No change in the business, property, assets (including loan portfolios), liabilities (whether absolute, contingent, or otherwise), operations, business prospects, liquidity, income or financial condition of AVLY or the AVLY Subsidiaries shall have occurred since the date of this Agreement, which has had or would reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect.

ARTICLE VI

TERMINATION, WAIVER AND AMENDMENT

6.1.      Termination.

This Agreement may be terminated on or at any time prior to the Closing Date:

(a)       By the mutual written consent of the parties hereto;

(b)       By SFC or AVLY:

(i)        if the Closing Date shall not have occurred on or before August 31, 2017, unless the failure of such occurrence shall be due to the failure of the party seeking to terminate this Agreement to perform or observe in any material respect its agreements set forth in this Agreement required to be performed or observed by such party on or before the Closing Date;

(ii)       if either party has received a final unappealable administrative order from a Governmental Entity whose approval or consent has been requested that such approval or consent will not be granted, or will not be granted absent the imposition of terms and conditions which would not permit satisfaction of the conditions set forth at Section 5.1 or 5.2 hereof, unless the failure of such occurrence shall be due to the failure of the party seeking to terminate this Agreement to perform or observe in any material respect its agreements set forth herein required to be performed or observed by such party on or before the Closing Date;

(c)       by AVLY in writing if SFC has, or by SFC in writing if AVLY has, in any material respect, breached (i) any material covenant or undertaking contained herein or (ii) any representation or warranty contained herein, which in the case of a breach by SFC would have a Material Adverse Effect on SFC or in the case of a breach by AVLY would have a Material Adverse Effect on AVLY, in any case, if such breach has not been substantially cured by the earlier of 30 days after the date on which written notice of such breach is given to the party committing such breach or the Effective Time unless on such date such breach no longer causes a Material Adverse Effect;

(d)       by either SFC or AVLY if its shareholder meeting shall have occurred and its shareholders shall have not approved this Agreement by the requisite vote; provided, however, that no termination right shall exist hereunder if prior to such shareholder vote the board of directors of the party whose shareholders failed to approve this Agreement shall have otherwise withdrawn, modified or changed in a manner adverse to the other party its approval or recommendation of this Agreement and the transactions contemplated thereby;

(e)       by either SFC or AVLY, if its board of directors shall have determined in good faith after consultation with its legal and financial advisers, taking into account, all relevant factors, including, without limitation all legal, financial, regulatory and other aspects of the unsolicited Acquisition Proposal and the person making the proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation, that failure to agree to or endorse an Acquisition Proposal and terminate this Agreement may constitute a breach of their fiduciary duties; provided however, that this Agreement may be terminated pursuant to this Section 6.1(e) only after the fifth business day following written notice to the other party (which notice shall specify the material terms and conditions of any such Acquisition Proposal, including the identity of the party making such Acquisition Proposal, and such notice shall also include a copy of the relevant proposed transaction agreements with the party making such Acquisition Proposal and other material documents) advising the other party that the party is prepared to accept such Acquisition Proposal (it being agreed that the delivery of such notice shall not entitle the terminating party to terminate this Agreement pursuant to this Section 6.1(e) or any other provision of this Agreement) and only if (i) during such ten (10) business day period, the terminating party has caused its financial and legal advisors to negotiate with the non-terminating party in good faith (to the extent the other party chooses to negotiate) to make such adjustments in the terms and conditions of this Agreement such that the terminating party no longer believes it has to terminate this Agreement in order to comply with its fiduciary duties, and (ii) the terminating party has considered such adjustments in the terms and conditions of this Agreement resulting from such negotiations and has concluded in good faith, based upon consultation with its financial and legal advisers, that it must enter into the Acquisition Proposal even after giving effect to the adjustments proposed by the non-terminating party and further provided that such termination shall not be effective until the terminating party has paid the Termination Fee to the non-terminating party;

(f)        by AVLY, if the AVLY board of directors so determines by a majority vote of its members, at any time during the five (5) business day period commencing with the Determination Date, if both of the following conditions are satisfied:

(i)        the SFC Determination Date Market Share Price shall be less than the Initial SFC Market Share Price multiplied by 0.80; and

(ii)       (A) the quotient obtained by dividing the SFC Determination Date Market Share Price by the Initial SFC Market Share Price (such quotient being the “SFC Ratio”) shall be less than (B) subtracting 0.20 from the quotient obtained by dividing Final Index Price by the Initial Index Price (which amount shall be the “Index Ratio”);

subject to the following. If AVLY elects to exercise its termination right pursuant to the immediately preceding sentence, it shall give prompt written notice to SFC; provided that such notice of election to terminate may be withdrawn at any time within the aforementioned five-day period. During the five-business-day period commencing with its receipt of such notice, SFC shall have the option of increasing the Exchange Ratio in a manner such, and to the extent required, so that the condition set forth in either clause (i) and (ii) above shall be deemed not to exist.

For purposes of this Section 6.1(f), the following terms shall have the meanings indicated below:

“Determination Date” shall mean the later of (i) the date on which the last required approval of a Governmental Entity is obtained with respect to the transactions contemplated by the Agreement without regard to any requisite waiting period (ii) the later date of the ALVY or SFC Stockholders’ Meetings.

“Final Index Price” means the closing price of the KBW Nasdaq Bank Index as of the Determination Date.

“Index Group” means the KBW Nasdaq Bank Index.

“Index Ratio” means the quotient obtained by dividing the Final Index Price by the Initial Index Price.

“Initial Index Price” means the closing price of the KBW Nasdaq Bank Index as of the Starting Date.

“Initial SFC Market Share Price” means $ 24.75 per share.

“SFC Determination Date Market Share Price” shall be SFC Market Share Price ending on the Determination Date.

“SFC Ratio” means the quotient obtained by dividing SFC Determination Date Market Share Price by the Initial SFC Market Share Price.

“Starting Date” means the last trading day before the date of this Agreement.

The party desiring to terminate this Agreement pursuant to any clause of this Section 6.1 (other than Section 6.1(a)) shall give written notice of such termination to the other party specifying the provision or provisions hereof pursuant to which such termination is effected.

6.2.      Effect of Termination.

If this Agreement is terminated pursuant to Section 6.1 hereof, this Agreement shall forthwith become void (other than Section 4.2(c) and Section 7.1 hereof, which shall remain in full force and effect), and there shall be no further liability on the part of SFC or AVLY to the other, except for any liability arising out of any uncured willful material breach of any covenant or other agreement contained in this Agreement, any fraudulent breach of a representation or warranty. Nothing contained in this Section 6.2 shall be deemed to prohibit SFC or AVLY from maintaining an action against a third party for tortious interference or otherwise.

ARTICLE VII

MISCELLANEOUS

7.1.      Expenses.

(a)       Except as set forth in Section 7.1(b), (c), (d), (e), and (f) each party hereto shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated hereby, including fees and expenses of its own financial consultants, accountants and legal counsel.

(b)       If (i) this Agreement is terminated by either party pursuant to Section 6.1(c), then the non-terminating party shall be liable to the other for actual out-of-pocket costs and expenses, including without limitation, the reasonable fees and expenses of financial consultants, accountants, and legal counsel, incurred by such other party in connection with the entering into of this Agreement and the carrying out of any and all acts contemplated hereunder (“Expenses”); provided, however, liability of the non-terminating party for expenses pursuant to this Section 7.1(b) shall not exceed Four Hundred Thousand Dollars ($400,000). The payment of Expenses shall constitute an exclusive remedy and upon delivery of such payment, the non-terminating party shall have no further obligations to the terminating party pursuant to this Agreement.

(c)       If AVLY fails to complete the Merger after the occurrence of one of the following events, and SFC shall not be in material breach of this Agreement, AVLY shall within one business day of the event, pay SFC by wire transfer of immediately available funds a fee of $2.2 Million (the “AVLY Termination Fee”), except as provided in Section 7.1(d):

(i)        AVLY terminates this Agreement pursuant to Section 6.1(e) hereof;

(ii)       a Person or group (as that term is defined in Section 13(d) of the Exchange Act and the rules and regulations thereunder), other than SFC or an Affiliate of SFC, enters into an agreement, letter of intent or memorandum of understanding with AVLY or any AVLY Subsidiary which relates to an Acquisition Proposal;

(iii)      AVLY authorizes, recommends or publicly proposes, or publicly announces an intention to authorize, recommend or propose, an agreement to enter into an Acquisition Proposal;

(iv)      the AVLY shareholders fail to approve this Agreement at the AVLY meeting of shareholders, or the AVLY meeting of shareholders is cancelled, if prior to the shareholder vote or cancellation:

(A)       the AVLY board of directors shall have recommended that the shareholders of AVLY approve or accept an Acquisition Proposal with any Person other than SFC or an Affiliate of SFC; or

(B)       AVLY shall have materially breached its obligation under Section 4.10 by failing to call, give notice of, convene and hold the AVLY meeting of shareholders in accordance with Section 4.10;

(v)       the AVLY meeting of shareholders is cancelled, if prior to the cancellation any Person or group (as that terms is defined in Section 13(d) of the Exchange Act and the rules and regulations thereunder), other than SFC or an Affiliate of SFC, shall have publicly announced, communicated or made known its intention, whether or not conditional, to make an Acquisition Proposal and shall not have publicly withdrawn such announcement, communication or intention at least thirty (30) days prior to the AVLY meeting of shareholders and within twelve (12) months after such event AVLY or any AVLY Subsidiary enters into any term sheet, letter of intent, agreement or similar type agreement with such Person which relates to an Acquisition Proposal; or

(vi)      the AVLY shareholders fail to approve the Agreement at the AVLY Shareholders’ Meeting, if prior to the shareholder vote any Person or group (as that terms is defined in Section 13(d) of the Exchange Act and the rules and regulations thereunder), other than SFC or an Affiliate of SFC, shall have publicly announced, communicated or made known its intention, whether or not conditional, to make an Acquisition Proposal and shall not have publicly withdrawn such announcement, communication or intention at least 30 days prior to the AVLY meeting of shareholders and within twelve (12) months after such event AVLY or any AVLY Subsidiary enters into any term sheet, letter of intent, agreement or similar type agreement with such Person which relates to an Acquisition Proposal.

(d)       If AVLY fails to complete the Merger solely due to its failure to obtain AVLY shareholder approval to this Agreement at the AVLY meeting of shareholders and not as otherwise described in Section 7.1(c)(iv), then AVLY shall within one (1) business day of the event reimburse SFC by immediately available funds an amount equal to SFC’s actual third party expenses (including but not limited to attorneys’ fees, investment banker fees, and accountant fees) directly related to the Merger but not to exceed $550,000 (the “AVLY Shareholder Vote Termination Fee”).

(e)      If SFC fails to complete the Merger after the occurrence of one of the following events, and AVLY shall not be in material breach of this Agreement, SFC shall within one business day of the event, pay AVLY by wire transfer of immediately available funds a fee of $2.2 Million (the “SFC Termination Fee”) except as provided in Section 7.1(f):

(i)        SFC terminates this Agreement pursuant to Section 6.1(e) hereof;

(ii)       a Person or group (as that term is defined in Section 13(d) of the Exchange Act and the rules and regulations thereunder), other than AVLY or an Affiliate of AVLY, enters into an agreement, letter of intent or memorandum of understanding with SFC or any SFC Subsidiary which relates to an Acquisition Proposal;

(iii)      SFC authorizes, recommends or publicly proposes, or publicly announces an intention to authorize, recommend or propose, an agreement to enter into an Acquisition Proposal;

(iv)     the SFC stockholders fail to approve this Agreement at the SFC meeting of stockholders, or the SFC meeting of stockholders is cancelled, if prior to the stockholder vote or cancellation:

(A)       the SFC board of directors shall have recommended that the stockholders of SFC approve or accept an Acquisition Proposal with any Person other than AVLY or an Affiliate of AVLY; or

(B)       SFC shall have materially breached its obligation under Section 4.10 by failing to call, give notice of, convene and hold the SFC meeting of stockholders in accordance with Section 4.10;

(v)       the SFC meeting of stockholders is cancelled, if prior to the cancellation any Person or group (as that terms is defined in Section 13(d) of the Exchange Act and the rules and regulations thereunder), other than AVLY or an Affiliate of AVLY, shall have publicly announced, communicated or made known its intention, whether or not conditional, to make an Acquisition Proposal and shall not have publicly withdrawn such announcement, communication or intention at least 30 days prior to the SFC meeting of stockholders and within twelve (12) months after such event SFC or any SFC Subsidiary enters into any term sheet, letter of intent, agreement or similar type agreement with such Person which relates to an Acquisition Proposal; or

(vi)      the SFC stockholders fail to approve the Agreement at the SFC meeting of stockholders, if prior to the stockholder vote any Person or group (as that terms is defined in Section 13(d) of the Exchange Act and the rules and regulations thereunder), other than AVLY or an Affiliate of AVLY, shall have publicly announced, communicated or made known its intention, whether or not conditional, to make an Acquisition Proposal and shall not have publicly withdrawn such announcement, communication or intention at least thirty (30) days prior to the SFC meeting of stockholders and within twelve (12) months after such event SFC or any SFC Subsidiary enters into any term sheet, letter of intent, agreement or similar type agreement with such Person which relates to an Acquisition Proposal.

(f) If SFC fails to complete the Merger solely due to its failure to obtain SFC shareholder approval to this Agreement at the SFC meeting of shareholders and not as otherwise described in Section 7.1(e)(iv), then SFC shall within one (1) business day of the event reimburse AVLY by immediately available funds an amount equal to AVLY’s actual third party expenses (including but not limited to attorneys’ fees, investment banker fees, and accountant fees) directly related to the Merger but not to exceed $550,000 (the “SFC Shareholder Vote Termination Fee”).

(g) SFC and AVLY agree that the amount of losses that each would incur in such event are not reasonably capable of estimation, that the SFC Termination Fee and the AVLY Termination Fee are a reasonable estimation and liquidation thereof under the circumstances, and that neither party would enter into this Agreement without this provision. In the event a court would otherwise determine that the SFC Termination Fee or the AVLY Termination Fee would be unenforceable in whole or part on the grounds that it is excessive, the amount of the SFC Termination Fee or the AVLY Termination Fee shall be reduced to the maximum amount consistent with enforceability of this Section 7.1 and this Section 7.1 shall otherwise be reformed and construed so that it shall be enforceable as nearly consistent as possible with its original intent.

7.2.      Non-Survival.

All representations, warranties and, except to the extent specifically provided otherwise herein, agreements and covenants, other than those covenants that by their terms are to be performed after the Effective Time, including without limitation the covenants set forth in Sections 1.2(c), (d), (e), (f), (g), (h), (k), and (l), 4.5, 4.15, 4.17, 4.20, 4.21, 4.22, 4.23, and 4.24 hereof, which will survive the Merger, shall terminate on the Closing Date.

7.3.      Amendment, Extension and Waiver.

Subject to applicable law, at any time prior to the consummation of the transactions contemplated by this Agreement, the parties may (a) amend this Agreement, (b) extend the time for the performance of any of the obligations or other acts of either party hereto, (c) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (d) waive compliance with any of the agreements or conditions contained in Articles IV and V hereof or otherwise, provided that any amendment, extension or waiver granted or executed after shareholders of AVLY or SFC have approved this Agreement shall not modify either the amount or the form of the consideration to be provided hereby to holders of AVLY Common Stock upon consummation of the Merger or otherwise materially adversely affect the shareholders of AVLY or SFC without the approval of the shareholders who would be so affected. This Agreement may not be amended except by an instrument in writing authorized by the respective boards of directors and signed, by duly authorized officers, on behalf of the parties hereto. Any agreement on the part of a party hereto to any extension or waiver shall be valid only if set forth in an instrument in writing signed by a duly authorized officer on behalf of such party, but such waiver or failure to insist on strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

7.4.      Entire Agreement.

This Agreement, including the documents and other writings referred to herein or delivered pursuant hereto, contains the entire agreement and understanding of the parties with respect to its subject matter. This Agreement supersedes all prior arrangements and understandings between the parties, both written and oral with respect to its subject matter. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors; provided, however, that nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto and their respective successors, any rights, remedies, obligations or liabilities.

7.5.      No Assignment.

Neither party hereto may assign any of its rights or obligations hereunder to any other person, without the prior written consent of the other party hereto.

7.6.      Notices.

All notices or other communications hereunder shall be in writing and shall be deemed given if delivered personally, mailed by prepaid registered or certified mail (return receipt requested), or sent by telecopy, addressed as follows:

If to AVLY, to:	Andrew W. Hasley President and Chief Executive Officer Allegheny Valley Bancorp, Inc. 5137 Butler Street Pittsburgh, Pennsylvania 15201

With required copies to:	Nicholas Bybel, Jr., Esq. Bybel Rutledge LLP 1017 Mumma Road, Suite 302 Lemoyne, Pennsylvania 17043

If to SFC, to:	Timothy K. Zimmerman President and Chief Executive Officer Standard Financial Corp. 2640 Monroeville Boulevard Monroeville, Pennsylvania 15146

With required copies to:	Marc P. Levy, Esq. Luse Gorman, PC 5335 Wisconsin Avenue, N.W., Suite 780 Washington, D.C. 20015 Fax: (202) 362-2902

or such other address as shall be furnished in writing by any party.

7.7.      Captions.

The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

7.8.      Counterparts.

This Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement. This Agreement shall become binding when one or more counterparts hereof individually or taken together, shall bear the signature of all the persons reflected hereon as the signatures. A facsimile, electronic, or similar reproduction of a signature by one or any of the undersigned shall be treated as an execution in writing for purposes of the execution of this Agreement.

7.9.      Severability.

If any provision of this Agreement or the application thereof to any person or circumstance shall be invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provisions to other persons or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

7.10.    Governing Law.

This Agreement shall be governed by and construed in accordance with the domestic internal law (including the law of conflicts of law) of the Commonwealth of Pennsylvania.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, SFC and AVLY have caused this Agreement to be executed by their duly authorized officers as of the date first set forth above.

Standard Financial Corp.

Dated:	August 29, 2016	By:	/s/ Timothy K. Zimmerman
			Name:	Timothy K. Zimmerman
			Title:	President and Chief Executive Officer

Dated:	August 29, 2016	Allegheny Valley Bancorp, Inc.

		By:	/s/ Andrew W. Hasley
			Name:	Andrew W. Hasley
			Title:	President and Chief Executive Officer

Signature Page to Agreement and Plan of Merger

EXHIBIT 1

VOTING AGREEMENT

______________, 2016

Standard Financial Corp.

2640 Monroeville Boulevard

Monroeville, Pennsylvania 15146

Ladies and Gentlemen:

Standard Financial Corp. (“SFC”) and Allegheny Valley Bancorp, Inc. (“AVLY”) have entered into an Agreement and Plan of Merger dated as of ______________, 2016 (the “Merger Agreement”), pursuant to which, subject to the terms and conditions set forth therein, AVLY will merge with and into SFC, with SFC surviving the merger and stockholders of AVLY will receive common stock of SFC in exchange for their shares of AVLY common stock, as set forth in the Merger Agreement and related documents.

SFC has requested, as a condition to its willingness to enter into the Merger Agreement, that each of the undersigned, being a director or executive officer of AVLY, executes and delivers to SFC this Voting Agreement.

Each of the undersigned, solely in his or her individual capacity as a stockholder, (and not as a fiduciary, trustees, financial advisor, or advisor, including as a director or executive officer of AVLY), in order to induce SFC to execute and deliver to AVLY the Merger Agreement, and intending to be legally bound, hereby irrevocably:

(a)       Agrees to be present (in person or by proxy) at all meetings of stockholders of AVLY called to vote for approval and adoption of the Merger Agreement and the transactions contemplated thereby so that all shares of common stock of AVLY over which the undersigned now has sole or shared voting power, including those held in a voting trust (the “Original Shares” and, together with any additional shares of AVLY’s common stock pursuant to paragraph (d) below, the “Shares”) (provided that the term “Shares” shall not include any securities beneficially owned by the undersigned as a fiduciary), will be counted for the purpose of determining the presence of a quorum at such meetings and to vote, or cause to be voted, all such Shares (i) in favor of approval and adoption of the Merger Agreement and the transactions contemplated thereby (including any amendments or modifications of the terms thereof approved by the Board of Directors of AVLY), and (ii) against any action that is intended, or could reasonably be expected to impede, interfere with, delay, postpone, or adversely affect the Merger Agreement or the transactions contemplated thereby, including the approval or adoption of any other merger, business combination, recapitalization, partial liquidation or similar transaction involving AVLY, it being understood that as to immediate family members, the undersigned will use his/her reasonable efforts to cause the Shares to be present and voted in accordance with (i) and (ii) above;

(b)       Agrees not to vote or execute any written consent to rescind or amend in any manner any prior vote or written consent, as a stockholder of AVLY, to approve and adopt the Merger Agreement;

(c)       Agrees not to, directly or indirectly, offer, sell, transfer or otherwise dispose of any common stock of AVLY on or prior to the date of any meeting of AVLY stockholders to vote on the Merger Agreement, except, the following transfers shall be permitted: (i) transfers by will or operation of law, in which case this Voting Agreement shall bind the transferee; (ii) transfers pursuant to any pledge agreement, subject to the pledgee agreeing in writing to be bound by the terms of this Voting Agreement, provided, however that no action shall be required to be taken to obtain a pledge agreement from any pledgee with respect to any pledge existing as of the date of this Voting Agreement; (iii) transfers in connection with estate or tax planning or similar purposes, including transfers to relatives, trusts, foundations and charitable organizations, subject to the transferee first agreeing in writing to be bound by the terms of this Voting Agreement; and (iv) such transfers as SFC may otherwise permit in its sole discretion;

(d)       Agrees that any shares of AVLY common stock or other voting securities of AVLY with respect to which beneficial ownership is acquired by the undersigned, including, without limitation, by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such AVLY common stock or upon exercise or conversion of any securities of AVLY, if any, after the date hereof shall automatically become subject to the terms of this Voting Agreement;

(e)       Represents that the undersigned owns of record or beneficially, good and valid title to the Original Shares free and clear of any and all mortgages, liens, encumbrances, charges, claims, restrictions, pledges, security interests, voting trusts or agreements, or impositions, except as expressly disclosed herein; and

(f)       Represents that the undersigned has the capacity to enter into this Voting Agreement and that it is a valid and binding obligation enforceable against the undersigned in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting creditors’ rights and general equitable principles.

The obligations set forth herein shall concurrently terminate at the earlier of the consummation of the Merger or any termination of the Merger Agreement, except that any such termination shall be without prejudice to SFC’s rights arising out of any willful breach of any covenant or representation contained herein.

It is understood and agreed that the provisions of this Voting Agreement relate solely to the capacity of the undersigned as a stockholder or other beneficial owner of shares of AVLY common stock and is not in any way intended to affect the exercise by the undersigned of the undersigned’s responsibilities as a director or officer of AVLY, as applicable. It is further understood and agreed that this Voting Agreement is not in any way intended nor does it to affect the exercise by the undersigned of any fiduciary responsibility which the undersigned may have in respect of any shares of AVLY common stock held or controlled by the undersigned as of the date hereof.

If any term or provision of this Voting Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Voting Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, SFC and the undersigned shall negotiate in good faith to modify this Voting Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

The undersigned agrees that, in the event of his or her breach of this Voting Agreement, SFC shall be entitled to such remedies and relief against the undersigned as are available at law or in equity. The undersigned acknowledges that there is not an adequate remedy at law to compensate SFC for a violation of this Voting Agreement, and irrevocably waives, to the extent permitted by law, any defense that he or she might have based on the adequacy of a remedy at law which might be asserted as a bar to specific performance, injunctive relief, or other equitable relief. The undersigned agrees to the granting of injunctive relief without the posting of any bond or other securities and further agrees that, if any bond or other securities shall be required, such bond or other securities shall be in a nominal amount.

This Voting Agreement shall be effective upon acceptance by SFC and may be executed in one or more counterparts, each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same Voting Agreement.

[Signature Page Follows]

The undersigned intends to be legally bound hereby.

Sincerely,

Name

Title

Number of Shares:

Accepted:

Standard Financial Corp.

Timothy K. Zimmerman
President and Chief Executive Officer

EXHIBIT 2

VOTING AGREEMENT

______________, 2016

Allegheny Valley Bancorp, Inc.

5137 Butler Street

Pittsburgh, Pennsylvania 17043

Ladies and Gentlemen:

Standard Financial Corp. (“SFC”) and Allegheny Valley Bancorp, Inc. (“AVLY”) have entered into an Agreement and Plan of Merger dated as of ______________, 2016 (the “Merger Agreement”), pursuant to which, subject to the terms and conditions set forth therein, AVLY will merge with and into SFC, with SFC surviving the merger and stockholders of AVLY will receive common stock of SFC in exchange for their shares of AVLY common stock, as set forth in the Merger Agreement and related documents.

AVLY has requested, as a condition to its willingness to enter into the Merger Agreement, that each of the undersigned, being a director or executive officer of SFC, executes and delivers to AVLY this Voting Agreement.

Each of the undersigned, solely in his or her individual capacity as a stockholder, (and not as a fiduciary, trustees, financial advisor, or advisor, including as a director or executive officer of SFC), in order to induce AVLY to execute and deliver to SFC the Merger Agreement, and intending to be legally bound, hereby irrevocably:

(a)       Agrees to be present (in person or by proxy) at all meetings of stockholders of SFC called to vote for approval and adoption of the Merger Agreement and the transactions contemplated thereby so that all shares of common stock of SFC over which the undersigned now has sole or shared voting power, including those held in a voting trust (the “Original Shares” and, together with any additional shares of SFC’s common stock pursuant to paragraph (d) below, the “Shares”) (provided that the term “Shares” shall not include any securities beneficially owned by the undersigned as a fiduciary), will be counted for the purpose of determining the presence of a quorum at such meetings and to vote, or cause to be voted, all such Shares (i) in favor of approval and adoption of the Merger Agreement and the transactions contemplated thereby (including any amendments or modifications of the terms thereof approved by the Board of Directors of SFC), and (ii) against any action that is intended, or could reasonably be expected to impede, interfere with, delay, postpone, or adversely affect the Merger Agreement or the transactions contemplated thereby, including the approval or adoption of any other merger, business combination, recapitalization, partial liquidation or similar transaction involving SFC, it being understood that as to immediate family members, the undersigned will use his/her reasonable efforts to cause the Shares to be present and voted in accordance with (i) and (ii) above;

(b)       Agrees not to vote or execute any written consent to rescind or amend in any manner any prior vote or written consent, as a stockholder of SFC, to approve and adopt the Merger Agreement;

(c)       Agrees not to, directly or indirectly, offer, sell, transfer or otherwise dispose of any common stock of SFC on or prior to the date of any meeting of SFC stockholders to vote on the Merger Agreement, except, the following transfers shall be permitted: (i) transfers by will or operation of law, in which case this Voting Agreement shall bind the transferee; (ii) transfers pursuant to any pledge agreement, subject to the pledgee agreeing in writing to be bound by the terms of this Voting Agreement, provided, however that no action shall be required to be taken to obtain a pledge agreement from any pledgee with respect to any pledge existing as of the date of this Voting Agreement; (iii) transfers in connection with estate or tax planning or similar purposes, including transfers to relatives, trusts, foundations and charitable organizations, subject to the transferee first agreeing in writing to be bound by the terms of this Voting Agreement; and (iv) such transfers as AVLY may otherwise permit in its sole discretion;

(d)       Agrees that any shares of SFC common stock or other voting securities of SFC with respect to which beneficial ownership is acquired by the undersigned, including, without limitation, by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such SFC common stock or upon exercise or conversion of any securities of SFC, if any, after the date hereof shall automatically become subject to the terms of this Voting Agreement;

(e)       Represents that the undersigned owns of record or beneficially, good and valid title to the Original Shares free and clear of any and all mortgages, liens, encumbrances, charges, claims, restrictions, pledges, security interests, voting trusts or agreements, or impositions, except as expressly disclosed herein; and

(f)       Represents that the undersigned has the capacity to enter into this Voting Agreement and that it is a valid and binding obligation enforceable against the undersigned in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting creditors’ rights and general equitable principles.

The obligations set forth herein shall concurrently terminate at the earlier of the consummation of the Merger or any termination of the Merger Agreement, except that any such termination shall be without prejudice to AVLY’s rights arising out of any willful breach of any covenant or representation contained herein.

It is understood and agreed that the provisions of this Voting Agreement relate solely to the capacity of the undersigned as a stockholder or other beneficial owner of shares of SFC common stock and is not in any way intended to affect the exercise by the undersigned of the undersigned’s responsibilities as a director or officer of SFC, as applicable. It is further understood and agreed that this Voting Agreement is not in any way intended nor does it to affect the exercise by the undersigned of any fiduciary responsibility which the undersigned may have in respect of any shares of SFC common stock held or controlled by the undersigned as of the date hereof.

If any term or provision of this Voting Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Voting Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, AVLY and the undersigned shall negotiate in good faith to modify this Voting Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

The undersigned agrees that, in the event of his or her breach of this Voting Agreement, AVLY shall be entitled to such remedies and relief against the undersigned as are available at law or in equity. The undersigned acknowledges that there is not an adequate remedy at law to compensate AVLY for a violation of this Voting Agreement, and irrevocably waives, to the extent permitted by law, any defense that he or she might have based on the adequacy of a remedy at law which might be asserted as a bar to specific performance, injunctive relief, or other equitable relief. The undersigned agrees to the granting of injunctive relief without the posting of any bond or other securities and further agrees that, if any bond or other securities shall be required, such bond or other securities shall be in a nominal amount.

This Voting Agreement shall be effective upon acceptance by AVLY and may be executed in one or more counterparts, each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same Voting Agreement.

[Signature Page Follows]

The undersigned intends to be legally bound hereby.

Sincerely,

Number of Shares:

Accepted:

Allegheny Valley Bancorp, Inc.

Andrew W. Hasley
President and Chief Executive Officer

ANNEX B

August 29, 2016

The Board of Directors

Standard Financial Corp.

2640 Monroeville Boulevard

Monroeville, PA 15146

Members of the Board:

You have requested the opinion of Keefe, Bruyette & Woods, Inc. (“KBW” or “we”) as investment bankers as to the fairness, from a financial point of view, to Standard Financial Corp. (“Standard”) of the Exchange Ratio (as defined below) in the proposed merger (the “Merger”) of Allegheny Valley Bancorp, Inc. (“Allegheny”) with and into Standard, pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into by and between Standard and Allegheny. Pursuant to the Agreement and subject to the terms, conditions and limitations set forth therein, at the Effective Time (as defined in the Agreement), by reason of the Merger and without any action on the part of Standard or Allegheny or any other person, each share of common stock, par value $1.00 per share, of Allegheny (“Allegheny Common Stock”) issued and outstanding immediately prior to the Effective Time shall, at the Effective Time, be converted into and become a right to receive 2.083 fully paid and nonassessable shares of common stock, par value $0.01 per share, of Standard (“Standard Common Stock”). The ratio of 2.083 shares of Standard Common Stock for one share of Allegheny Common Stock is referred to herein as the “Exchange Ratio.” The terms and conditions of the Merger are more fully set forth in the Agreement.

In addition, as more fully described in the Agreement, as soon as practicable after the Effective Time, Standard and Allegheny shall use their commercially reasonable best efforts to cause Allegheny Valley Bank of Pittsburgh, a wholly-owned subsidiary of Allegheny, to merge with and into Standard Bank, a wholly owned-subsidiary of Standard (“Standard Bank”), with Standard Bank as the surviving entity, pursuant to a separate agreement (such transaction, the “Bank Merger”). The Agreement further provides that, subject to the terms and limitations set forth therein, (i) Allegheny may continue to declare and pay its regular quarterly cash and stock dividend in respect of then-issued and outstanding shares of Allegheny Common Stock, and (ii) Standard may continue to declare and pay its regular quarterly cash dividend in respect of then-issued and outstanding shares of Standard Common Stock; provided that, subsequent to the Effective Time, Standard will pay a quarterly cash dividend in minimum amounts and for specified time periods as described in the Agreement. At the direction of Standard and with the consent of the Board (as defined below), for purposes of this opinion we have assumed the declaration and payment of all of the foregoing dividends (collectively, the “Quarterly Dividends”) in amounts and for time periods as set forth in the Agreement or as otherwise described to us by representatives of Standard.

Keefe, Bruyette & Woods, a Stifel Company

Toll Free: 800.966.1559 • www.kbw.com

The Board of Directors – Standard Financial Corp.

August 29, 2016

KBW has acted as financial advisor to Standard and not as an advisor to or agent of any other person. As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of their broker-dealer businesses and further to certain sales and trading relationships, KBW and its affiliates may from time to time purchase securities from, and sell securities to, Standard and Allegheny and their respective affiliates, and as market makers in securities, KBW and its affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of Standard or Allegheny for its and their own accounts and for the accounts of its and their respective customers and clients. We have acted exclusively for the board of directors of Standard (the “Board”) in rendering this opinion and will receive a fee from Standard for our services. A portion of our fee is payable upon the rendering of this opinion, and a significant portion is contingent upon the successful completion of the Merger. In addition, Standard has agreed to indemnify us for certain liabilities arising out of our engagement.

In addition to the present engagement, KBW has provided investment banking and financial advisory services to Standard during the past two years but did not receive compensation for such services. KBW agreed to act as financial advisor to Standard in June 2015 and in October 2015, in each case in connection with a potential acquisition by Standard that was not consummated and for which no compensation was received. During the past two years, KBW has not provided investment banking and financial advisory services to Allegheny. We may in the future provide investment banking and financial advisory services to Standard or Allegheny and receive compensation for such services.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Standard and Allegheny and bearing upon the Merger, including among other things, the following: (i) a draft of the Agreement dated August 17, 2016 (the most recent draft made available to us); (ii) the audited financial statements and the Annual Report on Form 10-K for the fiscal year ended September 30, 2013 of Standard and the audited financial statements for the two fiscal years ended September 30, 2015 of Standard; (iii) the unaudited quarterly financial statements for the fiscal quarters ended December 31, 2015, March 31, 2016 and June 30, 2016 of Standard; (iv) the audited financial statements for the three fiscal years ended December 31, 2015 of Allegheny; (v) the unaudited quarterly financial statements for the fiscal quarters ended March 31, 2016 and June 30, 2016 of Allegheny; (vi) certain regulatory filings of Standard and Allegheny and their respective subsidiaries, including (as applicable) the semi-annual reports on Form FR Y-9SP and the quarterly call reports required to be filed with respect to each semi-annual period and quarter (as the case may be) during the three year period ended December 31, 2015, the quarter ended March 31, 2016 and the quarter and semi-annual period ended June 30, 2016; (vii) certain other interim reports and other communications of Standard and Allegheny to their respective stockholders; and (viii) other financial information concerning the businesses and operations of

The Board of Directors – Standard Financial Corp.

August 29, 2016

Standard and Allegheny furnished to us by Standard and Allegheny or which we were otherwise directed to use for purposes of our analysis. Our consideration of financial information and other factors that we deemed appropriate under the circumstances or relevant to our analyses included, among others, the following: (i) the historical and current financial position and results of operations of Standard and Allegheny; (ii) the assets and liabilities of Standard and Allegheny; (iii) the nature and terms of certain other merger transactions and business combinations in the banking industry; (iv) a comparison of certain financial and stock market information of Standard and Allegheny with similar information for certain other companies the securities of which are publicly traded; (v) financial and operating forecasts and projections of Allegheny that were prepared by Allegheny management, provided to and discussed with us by such management, and used and relied upon by us at the direction of such management and with the consent of the Board; (vi) financial and operating forecasts and projections of Standard that were prepared by Standard management, provided to and discussed with us by such management, and used and relied upon by us at the direction of such management and with the consent of the Board; and (vii) estimates regarding certain pro forma financial effects of the Merger on Standard (including, without limitation, the potential cost savings and related expenses expected to result or be derived from the Merger) that were prepared by Standard management, provided to and discussed with us by such management, and used and relied upon at the direction of such management with the consent of the Board. We have also performed such other studies and analyses as we considered appropriate and have taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. We have also participated in discussions that were held with the respective managements of Standard and Allegheny regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry.

In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility or liability for such verification, accuracy or completeness. We have relied upon the respective managements of Standard and Allegheny as to the reasonableness and achievability of the financial and operating forecasts and projections of Standard and Allegheny, respectively, referred to above (and the assumptions and bases therefor) and we have assumed, with the consent of Standard, that such forecasts and projections were reasonably prepared on bases reflecting the best currently available estimates and judgments of such respective managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such respective managements. We have further relied upon the management of Standard as to the reasonableness and achievability of the estimates regarding certain pro forma financial effects of the Merger on Standard referred to above (and the assumptions and bases therefor) and we have assumed, with the consent of Standard, that such estimates were reasonably prepared on bases reflecting the best currently available estimates and judgments of Standard management, and such estimates will be realized in the amounts and in the time periods currently estimated by such management.

The Board of Directors – Standard Financial Corp.

August 29, 2016

It is understood that such forecasts, projections and estimates of Standard and Allegheny referred to above that were provided to us were not prepared with the expectation of public disclosure, that all such information is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and that, accordingly, actual results could vary significantly from those set forth in such information. We have assumed, based on discussions with the respective managements of Standard and Allegheny and with the consent of the Board, that all such information provides a reasonable basis upon which we could form our opinion and we express no view as to any such information or the assumptions or bases therefor. We have relied on all such information without independent verification or analysis and do not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

We also have assumed that there have been no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Standard or Allegheny since the date of the last financial statements of each such entity that were made available to us. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, without independent verification and with your consent, that the aggregate allowances for loan and lease losses for Standard and Allegheny are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Standard or Allegheny, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor have we examined any individual loan or credit files, nor did we evaluate the solvency, financial capability or fair value of Standard or Allegheny under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, we assume no responsibility or liability for their accuracy.

We have assumed, in all respects material to our analyses, the following: (i) that the Merger will be completed substantially in accordance with the terms set forth in the Agreement (the final terms of which we have assumed will not differ in any respect material to our analyses from the draft version reviewed by us) with no adjustments to the Exchange Ratio; (ii) that any related transactions (including the Bank Merger and any of the Quarterly Dividends) will be completed substantially in accordance with the terms or descriptions set forth in the Agreement or as otherwise described to us by representatives of Standard; (iii) that the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iv) that each party to the Agreement or any of the related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (v) that there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the Merger and any related transactions (including the Bank Merger and any of the Quarterly Dividends) and that all conditions to the completion of the Merger and any related transaction will be satisfied without any waivers or modifications to the Agreement or any related documents; and (vi) that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the

The Board of Directors – Standard Financial Corp.

August 29, 2016

Merger and any related transactions (including the Bank Merger and any of the Quarterly Dividends), no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of Standard, Allegheny or the pro forma entity or the contemplated benefits of the Merger, including the cost savings and related expenses expected to result or be derived from the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further been advised by representatives of Standard that Standard has relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Standard, Allegheny, the Merger and any related transaction (including the Bank Merger and the Quarterly Dividends), and the Agreement. KBW has not provided advice with respect to any such matters.

This opinion addresses only the fairness, from a financial point of view, as of the date hereof, of the Exchange Ratio in the Merger to Standard. We express no view or opinion as to any other terms or aspects of the Merger or any terms or aspects of any related transaction (including the Bank Merger and the Quarterly Dividends), including without limitation, the form or structure of the Merger or any related transaction, any consequences of the Merger or any related transaction to Standard, its stockholders, creditors or otherwise, or any terms, aspects or implications of any employment, consulting, voting, support, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Merger, any related transaction, or otherwise. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. It is understood that subsequent developments may affect the conclusion reached in this opinion and that KBW does not have an obligation to update, revise or reaffirm this opinion. Our opinion does not address, and we express no view or opinion with respect to, (i) the underlying business decision of Standard to engage in the Merger or enter into the Agreement, (ii) the relative merits of the Merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by Standard or the Board, (iii) the fairness of the amount or nature of any compensation to any of Standard’s officers, directors or employees, or any class of such persons, relative to any compensation to the holders of Standard Common Stock or relative to the Exchange Ratio, (iv) the effect of the Merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of Standard or Allegheny or any other party to any transaction contemplated by the Agreement, (v) any adjustment (as provided in the Agreement) to the Exchange Ratio assumed to be paid in the Merger for purposes of our opinion, (vi) whether any of Standard, Allegheny or the pro forma entity has or will have sufficient cash, available lines of credit or other sources of funds to enable it to pay any of the Quarterly Dividends applicable thereto, (vii) the actual value of Standard Common Stock to be issued in the Merger, (viii) the prices, trading range or volume at which Standard Common Stock or Allegheny Common Stock may trade following the public announcement of the Merger or the prices, trading range or volume at which Standard Common Stock may trade following the consummation of the Merger, (ix) any advice or opinions

The Board of Directors – Standard Financial Corp.

August 29, 2016

provided by any other advisor to any of the parties to the Merger or any other transaction contemplated by the Agreement, or (x) any legal, regulatory, accounting, tax or similar matters relating to Standard, Allegheny, any of their respective shareholders, or relating to or arising out of or as a consequence of the Merger or any other related transaction (including the Bank Merger and the Quarterly Dividends), including whether or not the Merger would qualify as a tax-free reorganization for United States federal income tax purposes.

This opinion is for the information of, and is directed to, the Board (in its capacity as such) in connection with its consideration of the financial terms of the Merger. This opinion does not constitute a recommendation to the Board as to how it should vote on the Merger or to any holder of Standard Common Stock or any shareholder of any other entity as to how to vote in connection with the Merger or any other matter, nor does it constitute a recommendation as to whether or not any such shareholder should enter into a voting, shareholders’, affiliates’ or other agreement with respect to the Merger or exercise any dissenters’ or appraisal rights that may be available to such shareholder.

This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio in the Merger is fair, from a financial point of view, to Standard.

Very truly yours,

Keefe, Bruyette & Woods, Inc.

ANNEX C

August 29, 2016

Board of Directors

Allegheny Valley Bancorp, Inc.

5137 Butler Street

Pittsburgh, PA 15201

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of shares of issued and outstanding common stock, $1.00 par value (the “Company Common Shares”), of Allegheny Valley Bancorp, Inc. (“AVB”) of the Exchange Ratio (as defined below) to be received by such holders in the proposed merger (the "Proposed Merger") of AVB with and into Standard Financial Corp. (“SFC”), as set forth in the Agreement and Plan of Merger dated August 29, 2016 (the "Merger Agreement"). As detailed in the Merger Agreement, AVB will merge with and into SFC, and each Company Common Share issued and outstanding immediately prior to the effective time of the Proposed Merger (other than Company Common Shares which are either issued and held in treasury by AVB or issued and held by SFC or its subsidiaries) will be converted into the right to receive 2.083 shares of SFC common stock, $0.01 par value (the “Exchange Ratio”).

In arriving at our opinion, we have, among other things: (i) reviewed the historical financial performance, current financial position and general prospects of each of SFC and AVB and reviewed certain internal financial analyses and forecasts prepared by the respective management teams of SFC and AVB, (ii) reviewed the Merger Agreement, (iii) reviewed and analyzed the stock performance and trading history of SFC and AVB, (iv) studied and analyzed the consolidated financial and operating data of SFC and AVB, (v) reviewed the pro forma financial impact of the Proposed Merger on SFC, based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies determined by the respective management teams of SFC and AVB, (vi) considered the financial terms of the Proposed Merger as compared with the financial terms of comparable bank and bank holding company mergers and acquisitions, (vii) met and/or communicated with certain members of each of SFC’s and AVB’s senior management to discuss their respective operations, historical financial statements and future prospects, and (viii) conducted such other financial analyses, studies and investigations as we deemed appropriate.

Our opinion is given in reliance on information and representations made or given by SFC, AVB, and their respective officers, directors, auditors, counsel and other agents, and on filings, releases and other information issued by each of SFC and AVB, including financial statements and financial projections, stock price data, as well as certain other information from recognized independent sources. We have not independently verified the information or data concerning SFC or AVB nor any other data we considered in our review and, for purposes of the opinion set forth below,

4 Tower Bridge • 200 Barr Harbor Drive • West Conshohocken • PA 19428-2979

phone (610) 832-1212 • fax (610) 832-5301 • www.boenninginc.com • Member FINRA/SIPC

Board of Directors

Allegheny Valley Bancorp, Inc.

August 29, 2016

we have assumed and relied upon the accuracy and completeness of all such information and data. We have assumed that all forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates and good faith judgments of the respective management teams of SFC and AVB as to their most likely future financial performance. We express no opinion as to any financial projections or the assumptions on which they are based. We have not conducted any valuation or appraisal of any assets or liabilities of SFC or AVB, nor have any such valuations or appraisals been provided to us. Additionally, we assume that the Proposed Merger is, in all respects, lawful under applicable law.

With respect to anticipated transaction costs, purchase accounting adjustments, expected cost savings and other synergies and financial and other information relating to the general prospects of SFC and AVB, we have assumed that such information has been reasonably prepared and reflects the best currently available estimates and good faith judgment of the respective management teams of SFC and AVB as to their most likely future performance. We have further relied on the assurances of the respective management teams of SFC and AVB that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We have assumed that the allowance for loan losses indicated on the balance sheet of each of SFC and AVB is adequate to cover such losses; we have not reviewed loans or credit files of SFC or AVB. We have assumed that all of the representations and warranties contained in the Merger Agreement and all related agreements are true and correct, that each party under the agreements will perform all of the covenants required to be performed by such party under the agreements, and that the conditions precedent in the agreements will not be waived. We have assumed that the Proposed Merger will qualify as a tax free reorganization for federal income tax purposes. Also, in rendering our opinion, we have assumed that in the course of obtaining the necessary regulatory approvals for the consummation of the Proposed Merger, no conditions will be imposed that will have a material adverse effect on the combined entity or contemplated benefits of the Proposed Merger, including the cost savings and related expenses expected to result from the Proposed Merger.

Our opinion is based upon information provided to us by the respective management teams of SFC and AVB, as well as market, economic, financial and other conditions as they exist and can be evaluated only as of the date hereof and accordingly, it speaks to no other period. We have not undertaken to reaffirm or revise this opinion or otherwise comment on events occurring after the date hereof and do not have an obligation to update, revise or reaffirm our opinion. Our opinion does not address the relative merits of the Proposed Merger or the other business strategies that AVB’s Board of Directors has considered or may be considering, nor does it address the underlying business decision of AVB’s Board of Directors to proceed with the Proposed Merger. We were not asked to and did not solicit or explore other strategic alternatives to the Proposed Merger. We are expressing no opinion as to the prices at which SFC’s securities may trade at any time. Nothing in our opinion is to be

Board of Directors

Allegheny Valley Bancorp, Inc.

August 29, 2016

construed as constituting tax advice or a recommendation to take any particular tax position, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that SFC has obtained such advice as it deemed necessary from qualified professionals. Our opinion is for the information of AVB’s Board of Directors in connection with its evaluation of the Proposed Merger and does not constitute a recommendation to the Board of Directors of AVB in connection with the Proposed Merger or a recommendation to any shareholder of AVB as to how such shareholder should vote or act with respect to the Proposed Merger. This opinion should not be construed as creating any fiduciary duty on Boenning & Scattergood, Inc.’s part to any party or person. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purpose, without our prior written consent, except that, if required by applicable law, this opinion may be referenced and included in its entirety in any filing made by SFC in respect to the Proposed Merger with the Securities and Exchange Commission; provided, however, any description of or reference to our opinion or to Boenning & Scattergood, Inc. be in a form reasonably acceptable to us and our counsel. We shall have no responsibility for the form or content of any such disclosure, other than the opinion itself.

Boenning & Scattergood, Inc., as part of its investment banking business, regularly is engaged in the valuation of assets, securities and companies in connection with various types of transactions, including mergers, acquisitions, private placements, public offerings and valuations for various other purposes, and in the determination of adequate consideration in such transactions. In the ordinary course of our business as a broker-dealer, we may, from time to time, purchase securities from, and sell securities to, SFC, AVB, and/or their respective affiliates. In the ordinary course of business, we may also actively trade the securities of SFC or AVB for our own account and/or for the accounts of customers and accordingly may at any time hold a long or short position in such securities.

We are acting as AVB’s financial advisor in connection with the Proposed Merger and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Proposed Merger. We will also receive a fee for rendering this opinion. Our fee for rendering this opinion is not contingent upon any conclusion that we may reach or upon completion of the Proposed Merger. AVB has also agreed to indemnify us against certain liabilities that may arise out of our engagement.

Boenning & Scattergood, Inc., advised, and received compensation from, AVB in 2015 relating to the exploration of potential acquisition transactions, although no transaction was consummated at that time.

Except for the arrangements between Boenning & Scattergood, Inc. and AVB described in the preceding paragraph, Boenning & Scattergood, Inc. has not had any material relationship with AVB or SFC during the past two years nor did it receive or expect to receive any material compensation from AVB or SFC during the past two years. Boenning & Scattergood, Inc. may provide services to SFC in

Board of Directors

Allegheny Valley Bancorp, Inc.

August 29, 2016

the future (and/or to AVB if the Proposed Merger is not consummated), although as of the date of this opinion, there is no agreement to do so nor any mutual understanding that such services are contemplated.

This opinion has been approved by Boenning & Scattergood, Inc.’s fairness opinion committee. We do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Proposed Merger by any of the officers, directors, or employees of any party to the Merger Agreement, or any class of such persons, relative to the compensation to be received by the holders of Company Common Shares in the Proposed Merger.

Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio to be received by the holders of Company Common Shares pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Sincerely,

Boenning & Scattergood, Inc.

Annex D

DISSENTERS’ RIGHTS PROVISIONS

Pennsylvania Business Corporation Law of 1988, as Amended, Provisions For Dissenting Shareholders

Subchapter D.—Dissenters Rights.

§ 1571. Application and effect of subchapter.

(a)	General rule.—Except as otherwise provided in subsection (b), any shareholder (as defined in Section 1572 (relating to definitions)) of a business corporation shall have the right to dissent from, and to obtain payment of the fair value of his shares in the event of, any corporate action, or to otherwise obtain fair value for his shares, only where this part expressly provides that a shareholder shall have the rights and remedies provided in this subchapter. See:

Section 1906(c) (relating to dissenters rights upon special treatment).

Section 1930 (relating to dissenters rights).

Section 1931(d) (relating to dissenters rights in share exchanges).

Section 1932(c) (relating to dissenters rights in asset transfers).

Section 1952(d) (relating to dissenters rights in division).

Section 1962(c) (relating to dissenters rights in conversion).

Section 2104(b) (relating to procedure).

Section 2324 (relating to corporation option where a restriction on transfer of a security is held invalid).

Section 2325(b) (relating to minimum vote requirement).

Section 2704(c) (relating to dissenters rights upon election).

Section 2705(d) (relating to dissenters rights upon renewal of election).

Section 2904(b) (relating to procedure).

Section 2907(a) (relating to proceedings to terminate breach of qualifying conditions).

Section 7104(b)(3) (relating to procedure).

(b)	Exceptions.—(1) Except as otherwise provided in paragraph (2), the holders of the shares of any class or series of shares shall not have the right to dissent and obtain payment of the fair value of the shares under this subchapter if, on the record date fixed to determine the shareholders entitled to notice of and to vote at the meeting at which a plan specified in any of section 1930, 1931(d), 1932(c) or 1952(d) is to be voted on, or on the first public announcement that such a plan has been approved by the shareholders by consent without a meeting, the shares are either:

(i)	listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or

(ii)	held beneficially or of record by more than 2,000 persons.

(2)	Paragraph (1) shall not apply to and dissenters rights shall be available without regard to the exception provided in that paragraph in the case of:

(i)	(Repealed).

(ii)	Shares of any preferred or special class or series unless the articles, the plan or the terms of the transaction entitle all shareholders of the class or series to vote thereon and require for the adoption of the plan or the effectuation of the transaction the affirmative vote of a majority of the votes cast by all shareholders of the class or series.

(iii)	Shares entitled to dissenters rights under section 1906(c) (relating to dissenters rights upon special treatment).

(3)	The shareholders of a corporation that acquires by purchase, lease, exchange or other disposition all or substantially all of the shares, property or assets of another corporation by the issuance of shares, obligations or otherwise, with or without assuming the liabilities of the other corporation and with or without the intervention of another corporation or other person, shall not be entitled to the rights and

D-1

remedies of dissenting shareholders provided in this subchapter regardless of the fact, if it be the case, that the acquisition was accomplished by the issuance of voting shares of the corporation to be outstanding immediately after the acquisition sufficient to elect a majority or more of the directors of the corporation.

(c)	Grant of optional dissenters rights.—The bylaws or a resolution of the board of directors may direct that all or a part of the shareholders shall have dissenters rights in connection with any corporate action or other transaction that would otherwise not entitle such shareholder to dissenters rights.

(d)	Notice of dissenters rights.—Unless otherwise provided by statute, if a proposed corporate action that would give rise to dissenters rights under this subpart is submitted to a vote at a meeting of shareholders, there shall be included in or enclosed with the notice of meeting:

(1) a statement of the proposed action and a statement that the shareholders have a right to dissent and obtain payment of the fair value of their shares by complying with the terms of this subchapter; and

(2) a copy of this subchapter.

(e)	Other statutes.—The procedures of this subchapter shall also be applicable to any transaction described in any statute other than this part that makes reference to this subchapter for the purpose of granting dissenters rights.

(f)	Certain provisions of articles ineffective.—This subchapter may not be relaxed by any provision of the articles.

(g)	Computation of beneficial ownership.—For purposes of subsection (b)(1)(ii), shares that are held beneficially as joint tenants, tenants by the entireties, tenants in common or in trust by two or more persons, as fiduciaries or otherwise, shall be deemed to be held beneficially by one person.

(h)	Cross references.—See sections 1105 (relating to restriction on equitable relief), 1904 (relating to de facto transaction doctrine abolished), 1763(c) (relating to determination of shareholders of record) and 2512 (relating to dissenters rights procedure).

§ 1572. Definitions.

The following words and phrases when used in this subchapter shall have the meanings given to them in this section unless the context clearly indicates otherwise:

“Corporation.” The issuer of the shares held or owned by the dissenter before the corporate action or the successor by merger, merger, division, conversion or otherwise of that issuer. A plan of division may designate which one or more of the resulting corporations is the successor corporation for the purposes of this subchapter. The designated successor corporation or corporations in a division shall have sole responsibility for payments to dissenters and other liabilities under this subchapter except as otherwise provided in the plan of division.

“Dissenter.” A shareholder who is entitled to and does assert dissenters rights under this subchapter and who has performed every act required up to the time involved for the assertion of those rights.

“Fair value.” The fair value of shares immediately before the effectuation of the corporate action to which the dissenter objects, taking into account all relevant factors, but excluding any appreciation or depreciation in anticipation of the corporate action.

“Interest.” Interest from the effective time of the corporate action until the date of payment at such rate as is fair and equitable under all the circumstances, taking into account all relevant factors, including the average rate currently paid by the corporation on its principal bank loans.

“Shareholder.” A shareholder as defined in section 1103 (relating to definitions), or an ultimate beneficial owner of shares, including without limitation, a holder of depository receipts, where the beneficial interest owned includes an interest in the assets of the corporation upon dissolution.

§ 1573. Record and beneficial holders and owners.

(a)	Record holders of shares.—A record holder of shares of a business corporation may assert dissenters rights as to fewer than all of the shares registered in his name only if he dissents with respect to all the shares of the same class or series beneficially owned by any one person and discloses the name and address of the

D-2

person or persons on whose behalf he dissents. In that event, his rights shall be determined as if the shares as to which he has dissented and his other shares were registered in the names of different shareholders.

(b)	Beneficial owners of shares.—A beneficial owner of shares of a business corporation who is not the record holder may assert dissenters rights with respect to shares held on his behalf and shall be treated as a dissenting shareholder under the terms of this subchapter if he submits to the corporation not later than the time of the assertion of dissenters rights a written consent of the record holder. A beneficial owner may not dissent with respect to some but less than all shares of the same class or series owned by the owner, whether or not the shares so owned by him are registered in his name.

§ 1574. Notice of intention to dissent.

If the proposed corporate action is submitted to a vote at a meeting of shareholders of a business corporation, any person who wishes to dissent and obtain payment of the fair value of his shares must file with the corporation, prior to the vote, a written notice of intention to demand that he be paid the fair value for his shares if the proposed action is effectuated, must effect no change in the beneficial ownership of his shares from the date of such filing continuously through the effective time of the proposed action and must refrain from voting his shares in approval of such action. A dissenter who fails in any respect shall not acquire any right to payment of the fair value of his shares under this subchapter. Neither a proxy nor a vote against the proposed corporate action shall constitute the written notice required by this section.

§ 1575. Notice to demand payment.

(a)	General rule.—If the proposed corporate action is approved by the required vote at a meeting of shareholders of a business corporation, the corporation shall mail a further notice to all dissenters who gave due notice of intention to demand payment of the fair value of their shares and who refrained from voting in favor of the proposed action. If the proposed corporate action is to be taken without a vote of shareholders, the corporation shall send to all shareholders who are entitled to dissent and demand payment of the fair value of their shares a notice of the adoption of the plan or other corporate action. In either case, the notice shall:

(1)	State where and when a demand for payment must be sent and certificates for certificated shares must be deposited in order to obtain payment.

(2)	Inform holders of uncertificated shares to what extent transfer of shares will be restricted from the time that demand for payment is received.

(3)	Supply a form for demanding payment that includes a request for certification of the date on which the shareholder, or the person on whose behalf the shareholder dissents, acquired beneficial ownership of the shares.

(4)	Be accompanied by a copy of this subchapter.

(b)	Time for receipt of demand for payment.—The time set for receipt of the demand and deposit of certificated shares shall be not less than 30 days from the mailing of the notice.

§ 1576. Failure to comply with notice to demand payment, etc.

(a)	Effect of failure of shareholder to act.—A shareholder who fails to timely demand payment, or fails (in the case of certificated shares) to timely deposit certificates, as required by a notice pursuant to section 1575 (relating to notice to demand payment) shall not have any right under this subchapter to receive payment of the fair value of his shares.

(b)	Restriction on uncertificated shares.—If the shares are not represented by certificates, the business corporation may restrict their transfer from the time of receipt of demand for payment until effectuation of the proposed corporate action or the release of restrictions under the terms of section 1577(a) (relating to failure to effectuate corporate action).

(c)	Rights retained by shareholder.—The dissenter shall retain all other rights of a shareholder until those rights are modified by effectuation of the proposed corporate action.

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§ 1577. Release of restrictions or payment for shares.

(a)	Failure to effectuate corporate action.—Within 60 days after the date set for demanding payment and depositing certificates, if the business corporation has not effectuated the proposed corporate action, it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment.

(b)	Renewal of notice to demand payment.—When uncertificated shares have been released from transfer restrictions and deposited certificates have been returned, the corporation may at any later time send a new notice conforming to the requirements of section 1575 (relating to notice to demand payment), with like effect.

(c)	Payment of fair value of shares.—Promptly after effectuation of the proposed corporation action, or upon timely receipt of demand for payment if the corporate action has already been effectuated, the corporation shall either remit to dissenters who have made demand and (if their shares are certificated) have deposited their certificates the amount that the corporation estimates to be the fair value of the shares, or give written notice that no remittance under this section will be made. The remittance or notice shall be accompanied by:

(1)	The closing balance sheet and statement of income of the issuer of the shares held or owned by the dissenter for a fiscal year ending not more than 16 months before the date of remittance or notice together with the latest available interim financial statements.

(2)	A statement of the corporation’s estimate of the fair value of the shares.

(3)	A notice of the right of the dissenter to demand payment or supplemental payment, as the case may be, accompanied by a copy of this subchapter.

(d)	Failure to make payment.—If the corporation does not remit the amount of its estimate of the fair value of the shares as provided by subsection (c), it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment. The corporation may make a notation on any such certificate or on the records of the corporation relating to any such uncertificated shares that such demand has been made. If shares with respect to which notation has been so made shall be transferred, each new certificate issued therefor or the records relating to any transferred uncertificated shares shall bear a similar notation, together with the name of the original dissenting holder or owner of such shares. A transferee of such shares shall not acquire by such transfer any rights in the corporation other than those that the original dissenters had after making demand for payment of their fair value.

§ 1578. Estimate by dissenter of fair value of shares.

(a)	General rule.—If the business corporation gives notice of its estimate of the fair value of the shares, without remitting such amount, or remits payment of its estimate of the fair value of a dissenter’s shares as permitted by section 1577(c) (relating to payment of fair value of shares) and the dissenter believes that the amount stated or remitted is less than the fair value of his shares, he may send to the corporation his own estimate of the fair value of the shares, which shall be deemed a demand for payment of the amount or the deficiency.

(b)	Effect of failure to file estimate.—Where the dissenter does not file his own estimate under subsection (a) within 30 days after the mailing by the corporation of its remittance or notice, the dissenter shall be entitled to no more than the amount stated in the notice or remitted to him by the corporation.

§ 1579. Valuation proceedings generally.

(a)	General rule.—Within 60 days after the latest of:

(1)	effectuation of the proposed corporate action;

(2)	timely receipt of any demands for payment under section 1575 (relating to notice to demand payment); or

(3)	timely receipt of any estimates pursuant to section 1578 (relating to estimate by dissenter of fair value of shares);

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if any demands for payment remain unsettled, the business corporation may file in court an application for relief requesting that the fair value of the shares be determined by the court.

(b)	Mandatory joinder of dissenters.—All dissenters, wherever residing, whose demands have not been settled shall be made parties to the proceeding as in an action against their shares. A copy of the application shall be served on each such dissenter. If a dissenter is a nonresident, the copy may be served on him in the manner provided or prescribed by or pursuant to 42 Pa.C.S. Ch. 53 (relating to bases of jurisdiction and interstate and international procedure).

(c)	Jurisdiction of the court.—The jurisdiction of the court shall be plenary and exclusive. The court may appoint an appraiser to receive evidence and recommend a decision on the issue of fair value. The appraiser shall have such power and authority as may be specified in the order of appointment or in any amendment thereof.

(d)	Measure of recovery.—Each dissenter who is made a party shall be entitled to recover the amount by which the fair value of his shares is found to exceed the amount, if any, previously remitted, plus interest.

(e)	Effect of corporation’s failure to file application.—If the corporation fails to file an application as provided in subsection (a), any dissenter who made a demand and who has not already settled his claim against the corporation may do so in the name of the corporation at any time within 30 days after the expiration of the 60-day period. If a dissenter does not file an application within the 30-day period, each dissenter entitled to file an application shall be paid the corporation’s estimate of the fair value of the shares and no more, and may bring an action to recover any amount not previously remitted.

§ 1580. Costs and expenses of valuation proceedings.

(a)	General rule.—The costs and expenses of any proceeding under section 1579 (relating to valuation proceedings generally), including the reasonable compensation and expenses of the appraiser appointed by the court, shall be determined by the court and assessed against the business corporation except that any part of the costs and expenses may be apportioned and assessed as the court deems appropriate against all or some of the dissenters who are parties and whose action in demanding supplemental payment under section 1578 (relating to estimate by dissenter of fair value of shares) the court finds to be dilatory, obdurate, arbitrary, vexatious or in bad faith.

(b)	Assessment of counsel fees and expert fees where lack of good faith appears.—Fees and expenses of counsel and of experts for the respective parties may be assessed as the court deems appropriate against the corporation and in favor of any or all dissenters if the corporation failed to comply substantially with the requirements of this subchapter and may be assessed against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted in bad faith or in a dilatory, obdurate, arbitrary or vexatious manner in respect to the rights provided by this subchapter.

(c)	Award of fees for benefits to other dissenters.—If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and should not be assessed against the corporation, it may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

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§ 1930. Dissenters rights.

(a)	General rule.—If any shareholder of a domestic business corporation that is to be a party to a merger or merger pursuant to a plan of merger or merger objects to the plan of merger or merger and complies with the provisions of Subchapter D of Chapter 15 (relating to dissenters rights), the shareholder shall be entitled to the rights and remedies of dissenting shareholders therein provided, if any. See also section 1906(c) (relating to dissenters rights upon special treatment).

(b)	Plans adopted by directors only.—Except as otherwise provided pursuant to section 1571(c) (relating to grant of optional dissenters rights), Subchapter D of Chapter 15 shall not apply to any of the shares of a corporation that is a party to a merger or merger pursuant to section 1924(b)(1)(i) or (4) (relating to adoption by board of directors).

(c)	Cross references.—See sections 1571(b) (relating to exceptions) and 1904 (relating to de facto transaction doctrine abolished).

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